• Simplii Financial™ officially opened • Launched new global community for business investment brand One for Change • Launched CIBC Innovation Banking • Announced support for the Task Force on Climate-related Financial Disclosures • First anniversary of the acquisition of • Launched enhancements to our premium PrivateBancorp, Inc. Aventura® travel rewards cards to benefit our clients • Atlantic Trust rebranded to CIBC Private Wealth Management® • Completed the transformation of more than 150 banking centres to advice centres 2 0 1 8 A N N U A L R E P O R T

2018 Performance at a Glance

In 2018 we advanced our client-focused strategy, created value for our shareholders and delivered strong earnings growth.

Financial highlights

For the year ended October 31 (Canadian $ in billions, except as noted)	2018	2017

Financial results
Revenue	17.8	16.3
Provision for credit losses	0.9	0.8
Expenses	10.3	9.6
Net income	5.3	4.7

Financial measures (%)
Reported/Adjusted efficiency ratio(1)	57.5/55.6	58.8/57.2
Return on common shareholders’ equity (ROE)	16.6	18.3
Net interest margin	1.68	1.66
Total shareholder return	4.7	18.3

Common share information
Market capitalization	50.3	49.9

Dividends (%)
Dividend yield	4.7	4.5
Reported/Adjusted dividend payout ratio(1)	45.5/43.4	45.6/46.2

Net income by Strategic Business Unit
Canadian Personal and Small Business Banking	2.5	2.4
Canadian Commercial Banking and Wealth Management	1.3	1.1
U.S. Commercial Banking and Wealth Management	0.6	0.2
Capital Markets	1.1	1.1

Financial Scorecard

	Target	2018 Reported Results	2018 Adjusted Results(1)
Earnings per share (EPS) growth	5%-10% on average, annually	$11.65, up 4% from 2017	$12.21, up 10% from 2017
Return on equity (ROE)	15%+	16.6%	17.4%
Efficiency ratio	52% run rate in 2022	57.5%, an improvement of 130 basis points from 2017	55.6%, an improvement of 160 basis points from 2017
Basel III CET1 ratio	Strong buffer to regulatory minimum	11.4%
Dividend payout ratio	40%–50%	45.5%	43.4%
Total shareholder return	Outperform the S&P/TSX Composite Banks Index over a rolling five-year period	CIBC – 60.6% Banks Index – 62.0%

(1)	For additional information, see the “Non-GAAP measures” section of the MD&A.

Environmental, Social and Governance (ESG) Scorecard

2018 Performance

Client Focus	• Our client experience performance has improved throughout the year • Added approximately $750 million in new debt authorizations to small businesses in Canada

Responsible Banking

• Conducted 1,193 environmental and social risk assessments of our financial transactions as an integral part of our due diligence process

• Signatory to United Nations-supported Principles for Responsible Investment (UNPRI), supporter of the Task Force on Climate-related Financial Disclosures (TCFD), and member of United Nations Environment Programme-Finance Initiative (UNEP-FI)

Culture

• 31% women in boarded executive roles, within our goal range of 30%–35%

• Issued Canada’s first social bond framework focused on corporations with a demonstrated commitment to women in leadership roles

• Invested more than $63 million in the development of our people with a focus on our clients

• Exceeded our goal of hiring more than 500 persons with disabilities

• CIBC’s Engagement score of 88 is 7 percentage points above the global financial services norm

Building Community	• Invested more than $80 million in community organizations across Canada and the U.S., including $60 million in corporate contributions and $20 million in employee-led fundraising and giving

Governance

• 44% women on the CIBC Board of Directors, above our minimum target of 30%

• 100% of non-executive directors on the Board are independent

• 100% of employees completed CIBC ethical training on our Code of Conduct

	2018 Performance at a Glance	94	Consolidated Financial Statements

ii	Message from the President and Chief Executive Officer Executive Team	103	Notes to the Financial Statements
		181	Quarterly Review
		183	Ten-Year Statistical Review

vii	Message from the Chair of the Board	186	Glossary

viii	Enhanced Disclosure Task Force	192	Shareholder Information

1	Management’s Discussion and Analysis

Who We Are

CIBC is a leading North American financial institution with a market capitalization of $50 billion and a Basel III Common Equity Tier 1 capital ratio of 11.4%.

Across Personal and Small Business Banking, Commercial Banking and Wealth Management, and Capital Markets businesses – our 44,000 employees provide a full range of financial products and services to 10 million(1) personal banking, business, public sector and institutional clients in Canada, the United States and around the world.

Our Strategy

At CIBC, we’re building a relationship-oriented bank for a modern world that delivers superior client experience and total shareholder return by focusing on four key areas:

1. Building a strong client-focused franchise

2. Diversifying our earnings growth

3. Optimizing our operational efficiency

4. Maintaining capital and balance sheet discipline

Creating Value for Our Shareholders

At CIBC, we are committed to delivering sustainable earnings growth to our shareholders and creating a relationship-oriented bank for our clients. We continue to identify initiatives to free up resources and allow us to reinvest in our business to accelerate revenue growth and reduce our structural cost base. We will do so with a keen focus on industry-leading fundamentals in capital, expenses and risk management.

(1) For additional information, see the “Overview” section of the MD&A.

CIBC 2018 ANNUAL REPORT	i

Message from the President and Chief Executive Officer

2018 marked a year of significant progress as we continued to build a strong client-focused bank that creates enduring value for our shareholders and communities.

At CIBC, we have been transforming our bank for several years, and this past year we continued to focus collectively on building a relationship-oriented bank for a modern world. In 2018, we continued to further embed a client-focused culture and invest in our cross-border platform, helping to strengthen our relationships with our clients and deliver consistently high-quality earnings and value for shareholders.

As always, we remained focused on meeting our responsibility to support the long-term strength and prosperity of the people and communities we serve. This is true at the corporate level, with our commitment to sustainability and our support for social and economic development, and at the individual level, where our generous team members give back day in and day out.

I’m proud of what our team achieved on every level in 2018 and pleased to have the opportunity to share with you some of our accomplishments.

Delivering on our plan

Early in the fiscal year we held an Investor Day to provide an update on our progress and lay out four areas of focus that are driving the execution of our strategy:

1.

Building a strong client-focused franchise. Whether our relationships are high-touch and based around advice and ideas, or more high-tech in nature, our aim is to get the balance right for each of our clients. Our client-focused culture will define our bank as we strive to bring the best of CIBC to our clients with each interaction and every decision we make.

2.

Diversifying our earnings growth. We are diversifying our earnings and business by investing in our Canadian and U.S. Commercial Banking and Wealth Management platforms to grow these businesses and expand our client relationships. In addition, we will leverage our Capital Markets strength to deliver advice and solutions across our bank.

3.

Optimizing our operational efficiency. Building on our ongoing simplification efforts, we are targeting a 52% efficiency ratio in 2022 and will achieve it by driving growth, by maintaining a strong focus on continuous improvement, and by keeping a careful eye on costs.

4.

Maintaining capital and balance sheet discipline. We will also continue to take a sound approach to deploying our capital, ensuring that we are smart about how we invest our resources aligned to our strategy.

Looking back at the year, our strong and consistent financial results demonstrate that we are executing well. Put simply, we laid out our plan and we are delivering. We have a strong foundation and client base, a talented and energized team, and the ability to deliver growth. Across our four strategic business units, our financial results reflect the solid momentum that we have established.

CIBC reported record net income of $5.3 billion or $11.65 per share. Adjusted net income was $5.5 billion or $12.21 per share, compared with $4.7 billion or $11.11 per share a year ago. Our adjusted return on common shareholders’ equity was strong at 17.4%. Our adjusted efficiency ratio ended the year at 55.6%, as a result of our efforts to reduce costs, as well as to deliver revenue growth.

Our reported and adjusted diluted EPS growth were 4% and 10%, respectively, reflecting solid earnings from our strategic business units. We ended the year with a strong Basel III Common Equity Tier 1 ratio of 11.4%.

ii	CIBC 2018 ANNUAL REPORT

“This past year we continued to focus collectively on building a relationship-oriented bank for a modern world.” President and Chief Executive Officer, Victor G. Dodig

Message from the President and Chief Executive Officer (continued)

$8.6 BILLION Revenue, Canadian Personal and Small Business Banking $3.9 BILLION Revenue, Canadian Commercial Banking and Wealth Management

Our strong results were supported by a healthy economic backdrop in North America where, in both Canada and the U.S., the unemployment rate is hovering around cyclical lows and GDP growth rates remain solid. In addition, central banks on both sides of the border have been raising interest rates as they monitor the economy with an eye to consumer debt levels and global trade policy developments.

Deepening client relationships on both sides of the border

Over the year, our team continued to deepen relationships with our clients, as we worked to leverage our expanded U.S. capabilities with CIBC Bank USA. Having passed the one-year anniversary of the acquisition of The Private Bank, we’ve established a strong cross-border platform from which to serve our clients and deliver growth to our shareholders. We’ve seen strong results from our U.S. business by working together as a unified team across commercial banking, wealth management and capital markets.

As part of our North American growth strategy, we also introduced CIBC Innovation Banking, a full-service business that delivers strategic advice and funding to technology and innovation clients at each stage of their business development. This exciting new venture was formed with the addition of Wellington Financial, and the team is focused on deploying capital and expertise to enable clients in this dynamic and fast-growing segment. On the consumer front, we launched our new CIBC Agility™ High Interest Savings Account, a U.S. online banking offer, aimed at attracting U.S. clients from new markets to our bank.

EXECUTIVE TEAM	Larry Richman	Kevin Patterson	Sandy Sharman	Harry Culham	Victor G. Dodig
From left to right	Senior Executive Vice-President and Group Head, US Region, and President and CEO, CIBC Bank USA	Senior Executive Vice-President and Group Head, Technology and Operations	Senior Executive Vice-President and Chief Human Resources and Communications Officer	Senior Executive Vice-President and Group Head, Capital Markets	President and Chief Executive Officer

iv	CIBC 2018 ANNUAL REPORT

Transforming to meet our clients’ evolving needs

At CIBC, we are innovating sensibly in ways that offer our clients real value, whether that be better financial advice, an easier way to bank, or a way to manage their company’s cash flow online, anytime. We’re listening to our clients, understanding their needs and delivering innovation that makes a difference to them.

In the last year, we’ve successfully transitioned nearly two million clients to our new direct banking brand, Simplii Financial. With straightforward, no-fee daily banking and great rates, we’ll continue to grow this business by enhancing functionalities and introducing new products for these clients who prefer to bank through online, mobile or telephone banking.

With an ever-increasing number of day-to-day transactions conducted outside of our banking centres, we’re continuing to transform our banking centres to make financial advice the focus. Over the past three years, we transformed more than 150 locations and, as a result, our teams are having more conversations and laying the foundation for life-long client relationships. One indication of this is the increased number of financial plans we’ve put in place for our clients, helping ensure our clients achieve their goals – whether that be buying a home, saving for retirement, or building a business.

In addition, our commitment to enhancing existing technologies and building new digital solutions that provide our clients with greater convenience to manage their banking has earned us industry recognition from Forrester. For the fifth straight year, CIBC received the top overall ranking in mobile banking functionality and user experience.

$1.8 BILLION Revenue, U.S. Commercial Banking and Wealth Management $2.9 BILLION Revenue, Capital Markets

Michael G. Capatides	Kevin Glass	Christina Kramer	Jon Hountalas	Laura Dottori-Attanasio	Deepak Khandelwal
Senior Executive	Senior Executive	Senior Executive	Senior Executive	Senior Executive	Senior Executive
Vice-President,	Vice-President and	Vice-President and Group	Vice-President and Group	Vice-President and	Vice-President and Group
Chief Administrative	Chief Financial Officer	Head, Personal and	Head, Commercial Banking	Chief Risk Officer	Head, Client Connectivity
Officer and		Small Business Banking,	and Wealth Management,		and Innovation
General Counsel		Canada	Canada

CIBC 2018 ANNUAL REPORT	v

Message from the President and Chief Executive Officer (continued)

We’ve established a strong cross-border platform from which to serve our clients and deliver growth to our shareholders.

Building stronger communities for a better future

At CIBC, we are committed to making a significant and lasting contribution to the well-being of the people and communities we serve. We recognize the importance of socially responsible investments and are seeing a growing demand among our clients for investment solutions that contribute to a better future. We’ve become a signatory of the United Nations-supported Principles for Responsible Investment and stated our commitment to integrate environmental, social and corporate-governance (ESG) factors into our investment practices.

We were the only Canadian bank to make the Corporate Knights Global 100 Most Sustainable Corporations in 2018, placing in the top 2% of companies globally on our ESG performance.

Beyond our corporate support for the social and economic development of our communities, our team members are our most passionate ambassadors, and care deeply about the places we call home. For team CIBC, giving back is personal and it comes from the heart and our desire to make our communities better. Our team’s personal generosity – both through their donations and volunteerism – is something we’re very proud of at our bank.

United as one team for our clients

Our team members are the face of our bank to our clients and our greatest resource. We are harnessing the strength and capability of our approximately 44,000 team members to unlock the power of our franchise and drive us forward.

We know that delivering the best of our bank to our clients starts with delivering the best experience to our teams. That’s why we continue to focus on harnessing the strength and passion of our people. Through our CIBC Leadership Institute and broader development focus, we will ensure we are instilling an inclusive client-focused culture that delivers results for our stakeholders. The strength of our team and approach is evident in our recognition as a top employer. Last year, we were named one of Canada’s Top 100 Employers, a Best Diversity Employer, and amongst the Top Employers for Young People. As we look to the future, we know that we need to continue to pioneer new approaches, evolve our culture and attract and retain the best and the brightest. Our investment in our new global headquarters, CIBC Square, is one visible sign of how we’re shaping our bank and culture to innovate, collaborate and work as one team to help our clients prosper.

To the CIBC team, I’m incredibly proud of all the work our team is doing together to focus on our clients, deliver value to our shareholders, and strengthen our communities. Thank you for your contributions.

To our clients, we are committed to continuing to earn your business each and every day, and we appreciate the trust you place in us. And finally, to our shareholders, I would like to thank you for your support and for motivating us to continually evolve. I’m excited about the opportunity for us to continue to transform our bank, as we build a relationship-oriented bank for a modern world.

Victor G. Dodig

President and Chief Executive Officer

vi	CIBC 2018 ANNUAL REPORT

Message from the Chair of the Board

Advancing our North American

growth strategy

CIBC’s results in 2018 demonstrate the solid progress being made to advance our client-focused North American growth strategy, including establishing our U.S. Commercial Banking and Wealth Management businesses.

Your Board provided oversight of this strategy and advice to management throughout the year, as CIBC’s business plans continue to deliver sustainable results and value to shareholders.

Aligning executive compensation with shareholder interests continued to be one of your Board’s principal responsibilities this year. Our approach is to link executive compensation to the successful achievement of our strategy, including earnings sustainability, progress on client experience goals, performance relative to our peers, adherence to our risk tolerance and individual performance against objectives.

Corporate Responsibility is another focus area for your Board. At CIBC, we believe we have a responsibility to the communities we serve beyond the economic growth that our bank helps create. CIBC is active across the spectrum of environmental, social and governance areas in our commitment to Corporate Responsibility, including climate change, community investment and diversity.

Looking at the environment, this year we announced the bank’s support for the global Task Force on Climate-related Financial Disclosures because we recognize that climate is an important issue. We also introduced our new global community investment initiative, One for Change, inspired by the CIBC team’s shared passion for giving back, helping people when they need it most, and making our communities a place everyone can call home. And as part of our continuing focus on increasing gender diversity, women currently represent 44% of the directors on your Board, exceeding our minimum target.

In closing, I would like to thank your CEO, Victor Dodig, as well as your senior management team, for their leadership in 2018 in building a relationship-oriented bank for a modern world. And to the 44,000 members of the CIBC team, thank you for all you do every day in service to our clients and communities.

The Honourable John P. Manley

Chair of the Board

CIBC 2018 ANNUAL REPORT	vii

Enhanced Disclosure Task Force

The Enhanced Disclosure Task Force (EDTF), established by the Financial Stability Board, released its report “Enhancing the Risk Disclosures of Banks” in 2012, which included thirty-two disclosure recommendations. The index below provides the listing of these disclosures, along with their locations. EDTF disclosures are located in our management’s discussion and analysis, consolidated financial statements, and supplementary packages, which may be found on our website (www.cibc.com). No information on CIBC’s website, including the supplementary packages, should be considered incorporated herein by reference.

Topics	Recommendations	Disclosures	Management’s discussion and analysis	Consolidated financial statements	Supplementary regulatory capital disclosure and Pillar 3 report
			Page references
General	1	Index of risk information – current page
	2	Risk terminology and measures (1)			32
	3	Top and emerging risks	47
	4	Key future regulatory ratio requirements	32, 34, 72, 74	153	2, 6
Risk governance, risk management and business model	5	Risk management structure	42, 43
	6	Risk culture and appetite	41, 44, 45
	7	Risks arising from business activities	45, 50
	8	Bank-wide stress testing	37, 47, 54, 60, 67, 70, 77
Capital adequacy and risk-weighted assets	9	Minimum capital requirements	30	153
	10	Components of capital and reconciliation to the consolidated regulatory balance sheet	32		1 – 4
	11	Regulatory capital flow statement	34		5
	12	Capital management and planning	36	153
	13	Business activities and risk-weighted assets	33, 50		14
	14	Risk-weighted assets and capital requirements	31, 33		14
	15	Credit risk by major portfolios	52 – 58		21, 22
	16	Risk-weighted assets flow statement	33		14, 15
	17	Back-testing of models	46, 54, 66, 77		11, 12
Liquidity	18	Liquid assets	71
Funding	19	Encumbered assets	71
	20	Contractual maturity of assets, liabilities and off-balance sheet instruments	75
	21	Funding strategy and sources	73
Market risk	22	Reconciliation of trading and non-trading portfolios to the consolidated balance sheet	65
	23	Significant trading and non-trading market risk factors	65 – 69
	24	Model assumptions, limitations and validation procedures	65 – 69
	25	Stress testing and scenario analysis	37, 67
Credit risk	26	Analysis of credit risk exposures	55 – 63	129 – 135, 174	7 – 10
	27	Impaired loan and forbearance policies	52, 60, 80	106, 107
	28	Reconciliation of impaired loans and the allowance for credit losses	60	130
	29	Counterparty credit risk arising from derivatives	52, 56	145 – 146	10, 34 (2)
	30	Credit risk mitigation	52, 57	145 – 146	10, 19, 28
Other risks	31	Other risks	76 – 78
	32	Discussion of publicly known risk events	76	167

(1)	A detailed glossary of our risk and capital terminology is included on page 188.
(2)	Included in supplementary financial information package.

viii	CIBC 2018 ANNUAL REPORT

Management’s discussion and analysis

Management’s discussion and analysis

Management’s discussion and analysis (MD&A) is provided to enable readers to assess CIBC’s financial condition and results of operations as at and for the year ended October 31, 2018, compared with prior years. The MD&A should be read in conjunction with the audited consolidated financial statements. Unless otherwise indicated, all financial information in this MD&A has been prepared in accordance with International Financial Reporting Standards (IFRS or GAAP) and all amounts are expressed in Canadian dollars. Certain disclosures in the MD&A have been shaded as they form an integral part of the consolidated financial statements. The MD&A is current as of November 28, 2018. Additional information relating to CIBC, including the Annual Information Form, is available on SEDAR at www.sedar.com and on the U.S. Securities and Exchange Commission’s (SEC) website at www.sec.gov. No information on CIBC’s website (www.cibc.com) should be considered incorporated herein by reference. A glossary of terms used in the MD&A and the audited consolidated financial statements is provided on pages 186 to 191 of this Annual Report.

2	External reporting change

3	Overview
3	CIBC’s strategy
3	Performance against objectives
4	Economic and market environment

5	Financial performance overview
5	Financial highlights
6	2018 Financial results
6	Net interest income and margin

7	Non-interest income
7	Trading activities (TEB)
8	Provision for credit losses
8	Non-interest expenses
9	Taxes
9	Foreign exchange
10	Significant events
10	Fourth quarter review
11	Quarterly trend analysis
12	Review of 2017 financial performance
13	Outlook for calendar year 2019

14	Non-GAAP measures

17	Strategic business units overview
18	Canadian Personal and Small Business Banking
20	Canadian Commercial Banking and Wealth Management
23	U.S. Commercial Banking and Wealth Management
25	Capital Markets
28	Corporate and Other

29	Financial condition
29	Review of condensed consolidated balance sheet
30	Capital resources
40	Off-balance sheet arrangements

41	Management of risk

79	Accounting and control matters
79	Critical accounting policies and estimates
84	Accounting developments
84	Other regulatory developments
85	Related-party transactions
85	Policy on the Scope of Services of the Shareholders’ Auditors
85	Controls and procedures

86	Supplementary annual financial information

A NOTE ABOUT FORWARD-LOOKING STATEMENTS: From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including in this Annual Report, in other filings with Canadian securities regulators or the SEC and in other communications. All such statements are made pursuant to the “safe harbour” provisions of, and are intended to be forward-looking statements under applicable Canadian and U.S. securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements made in the “Message from the President and Chief Executive Officer”, “Overview – Performance against objectives”, “Financial performance overview – Taxes”, “Financial performance overview – Significant events”, “Financial performance overview – Outlook for calendar year 2019”, “Strategic business units overview – Canadian Personal and Small Business Banking”, “Strategic business units overview – Canadian Commercial Banking and Wealth Management”, “Strategic business units overview – U.S. Commercial Banking and Wealth Management”, “Strategic business units overview – Capital Markets”, “Financial condition – Capital resources”, “Financial condition – Off-balance sheet arrangements”, “Management of risk – Risk overview”, “Management of risk – Top and emerging risks”, “Management of risk – Credit risk”, “Management of risk – Market risk”, “Management of risk – Liquidity risk”, “Accounting and control matters – Critical accounting policies and estimates”, “Accounting and control matters – Financial instruments”, “Accounting and control matters – Accounting developments”, “Accounting and control matters – Other regulatory developments” and “Accounting and control matters – Controls and procedures” sections of this report and other statements about our operations, business lines, financial condition, risk management, priorities, targets, ongoing objectives, strategies, the regulatory environment in which we operate and outlook for calendar year 2019 and subsequent periods. Forward-looking statements are typically identified by the words “believe”, “expect”, “anticipate”, “intend”, “estimate”, “forecast”, “target”, “objective” and other similar expressions or future or conditional verbs such as “will”, “should”, “would” and “could”. By their nature, these statements require us to make assumptions, including the economic assumptions set out in the “Financial performance overview – Outlook for calendar year 2019” section of this report, and are subject to inherent risks and uncertainties that may be general or specific. A variety of factors, many of which are beyond our control, affect our operations, performance and results, and could cause actual results to differ materially from the expectations expressed in any of our forward-looking statements. These factors include: credit, market, liquidity, strategic, insurance, operational, reputation and legal, regulatory and environmental risk; the effectiveness and adequacy of our risk management and valuation models and processes; legislative or regulatory developments in the jurisdictions where we operate, including the Dodd-Frank Wall Street Reform and Consumer Protection Act and the regulations issued and to be issued thereunder, the Organisation for Economic Co-operation and Development Common Reporting Standard, and regulatory reforms in the United Kingdom and Europe, the Basel Committee on Banking Supervision’s global standards for capital and liquidity reform, and those relating to bank recapitalization legislation and the payments system in Canada; amendments to, and interpretations of, risk-based capital guidelines and reporting instructions, and interest rate and liquidity regulatory guidance; the resolution of legal and regulatory proceedings and related matters; the effect of changes to accounting standards, rules and interpretations; changes in our estimates of reserves and allowances; changes in tax laws; changes to our credit ratings; political conditions and developments, including changes relating to economic or trade matters; the possible effect on our business of international conflicts and terrorism; natural disasters, public health emergencies, disruptions to public infrastructure and other catastrophic events; reliance on third parties to provide components of our business infrastructure; potential disruptions to our information technology systems and services; increasing cyber security risks which may include theft of assets, unauthorized access to sensitive information, or operational disruption; social media risk; losses incurred as a result of internal or external fraud; anti-money laundering; the accuracy and completeness of information provided to us concerning clients and counterparties; the failure of third parties to comply with their obligations to us and our affiliates or associates; intensifying competition from established competitors and new entrants in the financial services industry including through internet and mobile banking; technological change; global capital market activity; changes in monetary and economic policy; currency value and interest rate fluctuations, including as a result of market and oil price volatility; general business and economic conditions worldwide, as well as in Canada, the U.S. and other countries where we have operations, including increasing Canadian household debt levels and global credit risks; our success in developing and introducing new products and services, expanding existing distribution channels, developing new distribution channels and realizing increased revenue from these channels; changes in client spending and saving habits; our ability to attract and retain key employees and executives; our ability to successfully execute our strategies and complete and integrate acquisitions and joint ventures; the risk that expected synergies and benefits of the acquisition of PrivateBancorp, Inc. will not be realized within the expected time frame or at all; and our ability to anticipate and manage the risks associated with these factors. This list is not exhaustive of the factors that may affect any of our forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on our forward-looking statements. Any forward-looking statements contained in this report represent the views of management only as of the date hereof and are presented for the purpose of assisting our shareholders and financial analysts in understanding our financial position, objectives and priorities and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. We do not undertake to update any forward-looking statement that is contained in this report or in other communications except as required by law.

CIBC 2018 ANNUAL REPORT	1

Management’s discussion and analysis

External reporting change

The following external reporting change was made in 2018.

IFRS 9 “Financial Instruments”

We adopted IFRS 9 “Financial Instruments” (IFRS 9) effective November 1, 2017. As permitted, prior period amounts were not restated.

As part of the adoption of IFRS 9, we now recognize provision for credit losses on both impaired (stage 3) and performing (stages 1 and 2) loans in the respective strategic business units (SBUs). In prior periods, provision for credit losses on performing loans was recognized in Corporate and Other, with the exception of provision for credit losses related to CIBC Bank USA, which was recognized in U.S. Commercial Banking and Wealth Management, and provision for credit losses on: (i) performing residential mortgages greater than 90 days delinquent; and (ii) performing personal loans and scored small business loans greater than 30 days delinquent, which was recognized in Canadian Personal and Small Business Banking.

2	CIBC 2018 ANNUAL REPORT

Management’s discussion and analysis

Overview

CIBC is a leading North American financial institution with a market capitalization of $50 billion and a Basel III Common Equity Tier 1 (CET1) ratio of 11.4%. Through our four strategic business units – Canadian Personal and Small Business Banking, Canadian Commercial Banking and Wealth Management, U.S. Commercial Banking and Wealth Management, and Capital Markets – CIBC provides a full range of financial products and services to 10 million(1) personal banking, business, public sector and institutional clients in Canada, the U.S. and around the world. We have approximately 44,000 employees dedicated to providing our clients with banking for a modern world, delivering consistent and sustainable earnings growth for our shareholders, and giving back to our communities.

CIBC’s strategy

We are building a relationship-oriented bank for a modern world. To achieve our strategic objectives of delivering superior client experience and shareholder returns, we are focused on four key areas:

•	Building a strong client-focused franchise;
•	Diversifying our earnings growth;
•	Optimizing our operational efficiency; and
•	Maintaining capital and balance sheet discipline.

Performance against objectives

For many years, CIBC has reported a scorecard of financial measures that we use to evaluate and report on our progress to external stakeholders. These measures can be categorized into five key areas of shareholder value – earnings growth, efficiency ratio, return on common shareholders’ equity (ROE), total shareholder return (TSR) and balance sheet strength. We have set targets for each of these measures over the medium term, which we define as three to five years.

Earnings growth(2)

To assess our earnings growth, we monitor our earnings per share (EPS). Our target beginning in 2018 is average annual EPS growth of 5% to 10%. In 2018, we delivered reported and adjusted(2) diluted EPS growth of 4% and 10%, respectively.

Going forward, we are maintaining our target to deliver average annual EPS growth of 5% to 10%.

Reported diluted EPS ($)	Adjusted diluted EPS(2) ($)

Efficiency ratio(2)

To assess how well we use our assets to generate net income, we measure and monitor our efficiency ratio, defined as the ratio of non-interest expenses to total revenue. In 2018, CIBC’s reported and adjusted(2) efficiency ratios improved to 57.5% and 55.6%, respectively, from 58.8% and 57.2% in 2017.

CIBC has set a near-term target of achieving a run rate efficiency ratio of 55% by 2019, and a medium-term target of 52% by 2022.

Reported efficiency ratio (%)	Adjusted efficiency ratio(2) (%)

Return on common shareholders’ equity(2)

ROE is another key measure of shareholder value. In 2018, CIBC’s reported and adjusted(2) ROE were strong, at 16.6% and 17.4%, respectively, above our target of at least 15%.

Going forward, we will continue to target a strong ROE of at least 15% through the cycle.

Reported return on common shareholders’ equity (%)	Adjusted return on common shareholders’ equity(2) (%)

(1)	Revised to consider clients that have banking relationships with both CIBC and Simplii Financial.
(2)	For additional information, see the “Non-GAAP measures” section.

CIBC 2018 ANNUAL REPORT	3

Management’s discussion and analysis

Total shareholder return

TSR is the ultimate measure of shareholder value, and the output of delivering against the financial targets within our control.

We have two shareholder return targets:

1.  For many years, we have consistently delivered adjusted dividend payout ratios in the range of 40% to 50% of earnings to common shareholders. Our key criteria for considering dividend increases are our current level of payout relative to our target and our view on the sustainability of our current earnings level through the cycle. In 2018, our reported and adjusted(1) dividend payout ratios were 45.5% and 43.4%, respectively.

Going forward, we will continue to target a dividend payout ratio of 40% to 50%.

2.  We also have an objective to deliver a TSR that exceeds the industry average, which we have defined as the Standard & Poor’s Ratings Services (S&P)/Toronto Stock Exchange (TSX) Composite Banks Index, over a rolling five-year period. For the five years ended October 31, 2018, CIBC delivered a TSR of 60.6%, which was below the Banks Index return over the same period of 62.0%.

Reported dividend payout ratio (%)	Adjusted dividend payout ratio(1) (%) Rolling five-year TSR (%)

Balance sheet strength

Maintaining a strong balance sheet is foundational to our long-term success. Our goal is to maintain strong capital ratios that comfortably exceed regulatory targets.

We look to constantly balance our objectives of holding a prudent amount of excess capital for unexpected events and environmental uncertainties, investing in our core businesses, growing through acquisitions and returning capital to our shareholders. At the end of 2018, our Basel III CET1 ratio on an all-in basis was 11.4%, well above the current all-in regulatory target set by the Office of the Superintendent of Financial Institutions (OSFI).

In addition to our capital objectives, we remain focused on asset quality and a strong funding profile as key underpinnings of a strong and stable balance sheet.

CET1 ratio (%)
(1)	For additional information, see the “Non-GAAP measures” section.

Client experience

We continue to have a strong and ongoing focus on the client experience. Our Client Experience Index, which is a range of relevant measures from each of our businesses, is aligned to CIBC’s client-focused strategy and is a composite of:

•	External and internal Net Promoter Score studies;
•	Relationship surveys, which measure the client’s overall experience with our bank;
•	Transactional surveys, which measure a client’s experience with a particular interaction; and
•	Specific business and operational metrics which tightly correlate with the client experience.

Economic and market environment

CIBC operated in an environment of moderate economic growth in Canada, and of accelerating growth in the U.S. in 2018. Canada enjoyed low unemployment rates that supported household credit quality, but both consumer and mortgage credit growth decelerated due to higher interest rates, softer housing inflation, and regulatory policy decisions. Corporate credit quality remained strong despite a slowing in profit growth, while business investment spending and loan demand accelerated. A slower increase in non-financial corporate bond issuance activity was more than offset by the accelerating issuance of financial sector bonds, while equity issuance activity was light. Government debt continued to grow but at a slightly slower pace than 2017. The U.S. economy showed strong growth and robust employment gains as fiscal stimulus more than offset rising interest rates, helping to drive a pick-up in business lending after a slow 2017. U.S. equity markets had a strong start to the year but gave up that ground in the fall on concerns over global growth and rising interest rates.

4	CIBC 2018 ANNUAL REPORT

Management’s discussion and analysis

Financial performance overview

Financial highlights

As at or for the year ended October 31		2018	2017	2016	2015	2014
Financial results ($ millions)
Net interest income		$10,065	$8,977	$8,366	$7,915	$7,459
Non-interest income		7,769	7,303	6,669	5,941	5,904
Total revenue		17,834	16,280	15,035	13,856	13,363
Provision for credit losses		870	829	1,051	771	937
Non-interest expenses		10,258	9,571	8,971	8,861	8,512
Income before income taxes		6,706	5,880	5,013	4,224	3,914
Income taxes		1,422	1,162	718	634	699
Net income		$5,284	$4,718	$4,295	$3,590	$3,215
Net income (loss) attributable to non-controlling interests		17	19	20	14	(3)
Preferred shareholders		89	52	38	45	87
Common shareholders		5,178	4,647	4,237	3,531	3,131
Net income attributable to equity shareholders		$5,267	$4,699	$4,275	$3,576	$3,218
Financial measures
Reported efficiency ratio		57.5%	58.8%	59.7%	63.9%	63.7%
Adjusted efficiency ratio (1)		55.6%	57.2%	58.0%	59.6%	59.0%
Loan loss ratio (2)		0.26%	0.25%	0.31%	0.27%	0.38%
Reported return on common shareholders’ equity		16.6%	18.3%	19.9%	18.7%	18.3%
Adjusted return on common shareholders’ equity (1)		17.4%	18.1%	19.0%	19.9%	20.9%
Net interest margin		1.68%	1.66%	1.64%	1.74%	1.81%
Net interest margin on average interest-earning assets		1.88%	1.85%	1.88%	2.00%	2.05%
Return on average assets		0.88%	0.87%	0.84%	0.79%	0.78%
Return on average interest-earning assets		0.99%	0.97%	0.96%	0.91%	0.89%
Total shareholder return		4.70%	18.30%	5.19%	1.96%	20.87%
Reported effective tax rate		21.2%	19.8%	14.3%	15.0%	17.9%
Adjusted effective tax rate (1)		20.0%	20.3%	16.6%	15.5%	15.4%
Common share information
Per share ($)	– basic earnings	$11.69	$11.26	$10.72	$8.89	$7.87
	– reported diluted earnings	11.65	11.24	10.70	8.87	7.86
	– adjusted diluted earnings (1)	12.21	11.11	10.22	9.45	8.94
	– dividends	5.32	5.08	4.75	4.30	3.94
	– book value	73.83	66.55	56.59	51.25	44.30
Share price ($)	– high	124.59	119.86	104.46	107.16	107.01
	– low	110.11	97.76	83.33	86.00	85.49
	– closing	113.68	113.56	100.50	100.28	102.89
Shares outstanding (thousands)	– weighted-average basic (3)	443,082	412,636 (4)	395,389	397,213	397,620
	– weighted-average diluted	444,627	413,563 (4)	395,919	397,832	398,420
	– end of period (3)	442,826	439,313 (4)	397,070	397,291	397,021
Market capitalization ($ millions)		$50,341	$49,888	$39,906	$39,840	$40,850
Value measures
Dividend yield (based on closing share price)		4.7%	4.5%	4.7%	4.3%	3.8%
Reported dividend payout ratio		45.5%	45.6%	44.3%	48.4%	50.0%
Adjusted dividend payout ratio (1)		43.4%	46.2%	46.4%	45.4%	44.0%
Market value to book value ratio		1.54	1.71	1.78	1.96	2.32
On- and off-balance sheet information ($ millions)
Cash, deposits with banks and securities		$119,355	$107,571	$101,588	$93,619	$73,089
Loans and acceptances, net of allowance		381,661	365,558	319,781	290,981	268,240
Total assets		597,099	565,264	501,357	463,309	414,903
Deposits		461,015	439,706	395,647	366,657	325,393
Common shareholders’ equity		32,693	29,238	22,472	20,360	17,588
Average assets		598,441	542,365	509,140	455,324	411,481
Average interest-earning assets		536,059	485,837	445,134	395,616	362,997
Average common shareholders’ equity		31,184	25,393	21,275	18,857	17,067
Assets under administration (AUA) (5)(6)		2,303,962	2,192,947	2,041,887	1,846,142	1,703,360
Assets under management (AUM) (6)		225,379	221,571	183,715	170,465	151,913
Balance sheet quality (All-in basis) and liquidity measures
Risk-weighted assets (RWA) ($ millions)
CET1 capital RWA		$216,144	$203,321	$168,996	$156,107	$141,250
Tier 1 capital RWA		216,303	203,321	169,322	156,401	141,446
Total capital RWA		216,462	203,321	169,601	156,652	141,739
Capital ratios
CET1 ratio		11.4%	10.6%	11.3%	10.8%	10.3%
Tier 1 capital ratio		12.9%	12.1%	12.8%	12.5%	12.2%
Total capital ratio		14.9%	13.8%	14.8%	15.0%	15.5%
Basel III leverage ratio
Leverage ratio exposure ($ millions)		$653,946	$610,353	$545,480	$502,552	n/a
Leverage ratio		4.3%	4.0%	4.0%	3.9%	n/a
Liquidity coverage ratio (LCR) (7)		128%	120%	124%	119%	n/a
Other information
Full-time equivalent employees		44,220	44,928	43,213	44,201	44,424

(1)	For additional information, see the “Non-GAAP measures” section.
(2)

The ratio is calculated as the provision for credit losses on impaired loans to average loans and acceptances, net of allowance for credit losses. In 2018, following our adoption of IFRS 9 on November 1, 2017, provision for credit losses on impaired loans (stage 3) is calculated in accordance with IFRS 9. 2017 and prior amounts were calculated in accordance with IAS 39.

(3)	Excludes 60,764 restricted shares as at October 31, 2018 (2017: 190,285).
(4)

Excludes 2,010,890 common shares which were issued and outstanding but which had not been acquired by a third party as at October 31, 2017. These shares were issued as a component of our acquisition of The PrivateBank.

(5)	Includes the full contract amount of AUA or custody under a 50/50 joint venture between CIBC and The Bank of New York Mellon of $1,834.0 billion as at October 31, 2018 (2017: $1,723.9 billion).
(6)	AUM amounts are included in the amounts reported under AUA.
(7)	Average for the three months ended October 31 for each respective year.
n/a	Not applicable.

CIBC 2018 ANNUAL REPORT	5

Management’s discussion and analysis

2018 Financial results

Reported net income for the year was $5,284 million, compared with $4,718 million in 2017. CIBC Bank USA contributed $407 million to net income, compared with $96 million in 2017. Last year only included the results of CIBC Bank USA following the acquisition on June 23, 2017.

Adjusted net income(1) for the year was $5,541 million, compared with $4,665 million in 2017.

Reported diluted EPS for the year was $11.65, compared with $11.24 in 2017.

Adjusted diluted EPS(1) for the year was $12.21, compared with $11.11 in 2017.

2018

Net income was affected by the following items of note:

•

$115 million ($85 million after-tax) amortization of acquisition-related intangible assets ($9 million after-tax in Canadian Personal and Small Business Banking, $1 million after-tax in Canadian Commercial Banking and Wealth Management, $65 million after-tax in U.S. Commercial Banking and Wealth Management, and $10 million after-tax in Corporate and Other);

•

$89 million ($65 million after-tax and minority interest) of incremental losses on debt securities and loans in FirstCaribbean International Bank Limited (CIBC FirstCaribbean) recognized in the fourth quarter resulting from the Barbados government debt restructuring (Corporate and Other);

•	$88 million charge from net tax adjustments resulting from the U.S. tax reforms enacted in the first quarter of 2018 (Corporate and Other); and
•

$16 million ($14 million after-tax) in transaction and integration-related costs net of purchase accounting adjustments(2) associated with the acquisitions of The PrivateBank and Geneva Advisors (income of $38 million after-tax in U.S. Commercial Banking and Wealth Management, and charge of $52 million after-tax in Corporate and Other).

The above items of note increased revenue by $2 million, provision for credit losses by $28 million, non-interest expenses by $194 million, and income taxes by $37 million. In aggregate, these items of note decreased net income by $257 million and net income attributable to common shareholders by $252 million.

2017

Net income was affected by the following items of note:

•	$299 million ($245 million after-tax) gain on the sale and lease back of certain retail properties (Canadian Personal and Small Business Banking);
•

$104 million ($73 million after-tax) in transaction and integration-related costs as well as purchase accounting adjustments(2) associated with the acquisition of The PrivateBank and Geneva Advisors ($3 million after-tax in U.S. Commercial Banking and Wealth Management, and $70 million after-tax in Corporate and Other);

•	$45 million ($33 million after-tax) increase in legal provisions in the third quarter (Corporate and Other);
•

$41 million ($28 million after-tax) amortization of acquisition-related intangible assets ($4 million after-tax in Canadian Personal and Small Business Banking, $1 million after-tax in Canadian Commercial Banking and Wealth Management, $16 million after-tax in U.S. Commercial Banking and Wealth Management, and $7 million after-tax in Corporate and Other);

•

$98 million ($71 million after-tax) in fees and charges related to the launch of Simplii Financial and the related wind-down of President’s Choice Financial (Canadian Personal and Small Business Banking); and

•	$18 million ($13 million after-tax) reduction in the portion of the collective allowance recognized in Corporate and Other(3) in the fourth quarter.

The above items of note increased revenue by $305 million, provision for credit losses by $17 million and non-interest expenses by $259 million, and decreased income taxes by $24 million. In aggregate, these items of note increased net income by $53 million.

(1)	For additional information, see the “Non-GAAP measures” section.
(2)

Transaction costs include legal and other advisory fees, financing costs associated with pre-funding the cash component of the merger consideration, and interest adjustments relating to the obligation payable to dissenting shareholders. Integration costs are comprised of direct and incremental costs incurred as part of planning for and executing the integration of the businesses of The PrivateBank (subsequently rebranded as CIBC Bank USA) and Geneva Advisors with CIBC, including enabling cross-sell opportunities and expansion of services in the U.S. market, the upgrade and conversion of systems and processes, project management, integration-related travel, severance, consulting fees and marketing costs related to rebranding activities. Purchase accounting adjustments, included as items of note beginning in the fourth quarter of 2017, include the accretion of the acquisition date fair value discount on the acquired loans of The PrivateBank, the collective allowance established for new loan originations and renewals of acquired loans (prior to the adoption of IFRS 9 in the first quarter of 2018), and changes in the fair value of contingent consideration relating to the Geneva Advisors acquisition.

(3)

Relates to collective allowance (prior to the adoption of IFRS 9), except for: (i) residential mortgages greater than 90 days delinquent; (ii) personal loans and scored small business loans greater than 30 days delinquent; (iii) net write-offs for the card portfolio; and (iv) the collective allowance related to CIBC Bank USA, which are all reported in the respective SBUs.

Net interest income and margin

$ millions, for the year ended October 31	2018	2017	2016
Average interest-earning assets	$536,059	$485,837	$445,134
Net interest income	10,065	8,977	8,366
Net interest margin on average interest-earning assets	1.88%	1.85%	1.88%

Net interest income was up $1,088 million or 12% from 2017, primarily due to the inclusion of the results of CIBC Bank USA for the full year, volume growth and wider spreads in Canadian personal and commercial products, and higher treasury revenue. These factors were partially offset by lower trading income.

Net interest margin on average interest-earning assets was up three basis points due to higher net interest income. The impact of higher net interest income was partially offset by higher average interest-earning assets, mainly driven by growth across CIBC’s businesses.

Additional information on net interest income and margin is provided in the “Supplementary annual financial information” section.

6	CIBC 2018 ANNUAL REPORT

Management’s discussion and analysis

Non-interest income

$ millions, for the year ended October 31	2018	2017	2016
Underwriting and advisory fees	$420	$452	$446
Deposit and payment fees	877	843	832
Credit fees	851	744	638
Card fees	510	463	470
Investment management and custodial fees (1)(2)	1,247	1,034	882
Mutual fund fees (2)	1,624	1,573	1,462
Insurance fees, net of claims	431	427	396
Commissions on securities transactions	357	349	342
Gains (losses) from financial instruments measured/designated at fair value through profit or loss (FVTPL), net (2017 and 2016: Trading income (loss) and designated at fair value (FVO) gains (losses), net) (3)(4)	603	227	(71)
Gains (losses) from debt securities measured at fair value through other comprehensive income (FVOCI) and amortized cost, net (2017 and 2016: Available-for-sale (AFS) securities gains, net)	(35)	143	73
Foreign exchange other than trading	310	252	367
Income from equity-accounted associates and joint ventures (1)	121	101	96
Other	453	695	736
	$7,769	$7,303	$6,669

(1)

Custodial fees directly recognized by CIBC are included in Investment management and custodial fees, and our proportionate share of CIBC Mellon’s custodial fees are included within Income from equity-accounted associates and joint ventures.

(2)

Investment management fees and mutual fund fees are driven by various factors, including the amount of AUM. Investment management fees in our asset management and private wealth management businesses are generally driven by the amount of AUM, while investment management fees in our retail brokerage business are driven by a combination of the amount of AUA and, to a lesser extent, other factors unrelated to the amount of AUA (e.g. flat fees on a per account basis).

(3)	Prior period amounts were reclassified to conform to the presentation adopted in the current year.
(4)	Includes $46 million (2017: $1 million) of income relating to non-trading financial instruments measured/designated at FVTPL.

Non-interest income was up $466 million or 6% from 2017. 2017 only included the results of CIBC Bank USA following the acquisition on June 23, 2017.

Credit fees were up $107 million or 14%, primarily due to higher commercial lending volumes.

Investment management and custodial fees were up $213 million or 21%, primarily due to average AUM and AUA growth in our wealth management businesses.

Mutual fund fees were up $51 million or 3%, mainly driven by market appreciation and net sales of mutual funds.

Gains (losses) from financial instruments measured/designated at FVTPL, net (2017 and 2016: Trading income (loss) and designated at fair value (FVO) gains (losses), net) was up $376 million or 166%, primarily due to higher trading income. See the “Trading activities (TEB)” section which follows for further details.

Gains (losses) from debt securities measured at FVOCI and amortized cost, net (2017 and 2016: Available-for-sale (AFS) securities gains, net) were down $178 million or 124%, primarily due to losses on debt securities measured at FVOCI as a result of the Barbados government debt restructuring, of which $61 million was shown as an item of note in the fourth quarter of 2018, and lower investment portfolio gains in Capital Markets.

Foreign exchange other than trading was up $58 million or 23%, primarily due to higher revenue from hedging activities.

Other was down $242 million or 35%, as the prior year included a gain on the sale and lease back of certain retail properties, shown as an item of note.

Trading activities (TEB)

$ millions, for the year ended October 31	2018	2017	2016
Trading income (loss) consists of:
Net interest income (1)	$856	$1,143	$1,482
Non-interest income	557	226	(88)
	$1,413	$1,369	$1,394
Trading income by product line:
Interest rates	$246	$276	$293
Foreign exchange	573	524	511
Equities	452	401	453
Commodities	94	111	106
Other	48	57	31
	$1,413	$1,369	$1,394

(1)

Includes taxable equivalent basis (TEB) adjustment of $278 million (2017: $298 million; 2016: $474 million) reported within Capital Markets. See “Strategic business units overview” section for further details.

Net interest income comprises interest and dividends relating to financial assets and liabilities associated with trading activities, net of interest expense and interest income associated with funding these assets and liabilities. Non-interest income includes realized and unrealized gains and losses on securities mandatorily measured at FVTPL (2017 and 2016: held-for-trading) and income relating to changes in fair value of derivative financial instruments. Trading activities and related risk management strategies can periodically shift income between net interest income and non-interest income. Therefore, we view total trading revenue as the most appropriate measure of trading performance.

Trading income was up $44 million or 3% from 2017, primarily due to higher equity and foreign exchange trading income, partially offset by lower interest rate and commodities trading income.

CIBC 2018 ANNUAL REPORT	7

Management’s discussion and analysis

Provision for credit losses(1)

$ millions, for the year ended October 31	2018	2017	2016
	In accordance with IFRS 9	In accordance with IAS 39	In accordance with IAS 39
Provision for (reversal of) credit losses – impaired
Canadian Personal and Small Business Banking	$760	$760	$728
Canadian Commercial Banking and Wealth Management	15	16	29
U.S. Commercial Banking and Wealth Management	67	37	(2)
Capital Markets	8	(4)	155
Corporate and Other	102	20	22
	952	829	932
Provision for (reversal of) credit losses – performing
Canadian Personal and Small Business Banking	(19)	6	8
Canadian Commercial Banking and Wealth Management	(10)	n/a	n/a
U.S. Commercial Banking and Wealth Management	12	47	n/a
Capital Markets	(38)	n/a	n/a
Corporate and Other	(27)	(53)	111
	(82)	–	119
	$870	$829	$1,051

(1)

As a result of our adoption of IFRS 9 effective November 1, 2017, we now recognize provision for credit losses on both impaired and performing loans in the SBUs. In prior periods, provision for credit losses on performing loans was recognized in Corporate and Other, with the exception of provision for credit losses related to CIBC Bank USA, which was recognized in U.S. Commercial Banking and Wealth Management, and provision for credit losses on: (i) performing residential mortgages greater than 90 days delinquent; and (ii) performing personal loans and scored small business loans greater than 30 days delinquent, which was recognized in Canadian Personal and Small Business Banking. Provision for credit losses related to CIBC FirstCaribbean continues to be recognized in Corporate and Other.

n/a	Not applicable.

Provision for credit losses was up $41 million or 5% from 2017. Provision for credit losses on impaired loans was up $123 million, primarily due to higher loan losses in CIBC FirstCaribbean and CIBC Bank USA. The higher loan losses in CIBC FirstCaribbean included losses on sovereign loans resulting from the Barbados government debt restructuring, of which $28 million was shown as an item of note in the fourth quarter of 2018. Provision for credit losses on performing loans was down $82 million from 2017, driven by an economic outlook that has improved since our adoption of IFRS 9 on November 1, 2017, and the transfer of certain loans to the impaired portfolio.

For further details regarding provision for credit losses in our SBUs, refer to the “Strategic business units overview” section.

Non-interest expenses

$ millions, for the year ended October 31	2018	2017	2016
Employee compensation and benefits
Salaries	$2,934	$2,738	$2,741
Performance-based compensation	1,966	1,745	1,580
Benefits	765	715	661
	5,665	5,198	4,982
Occupancy costs	875	822	804
Computer, software and office equipment	1,742	1,630	1,398
Communications	315	317	319
Advertising and business development	327	282	269
Professional fees	226	229	201
Business and capital taxes	103	96	68
Other	1,005	997	930
	$10,258	$9,571	$8,971

Non-interest expenses increased by $687 million or 7% from 2017, primarily due to the inclusion of the non-interest expenses of CIBC Bank USA for the full year of $666 million (2017: $244 million).

Employee compensation and benefits increased by $467 million or 9%, primarily due to higher salaries and performance-based compensation, largely driven by the inclusion of employee compensation and benefits relating to CIBC Bank USA employees for the full year.

Computer, software and office equipment increased by $112 million or 7%, primarily due to higher spending on strategic initiatives and the inclusion of expenses relating to CIBC Bank USA for the full year.

8	CIBC 2018 ANNUAL REPORT

Management’s discussion and analysis

Taxes

$ millions, for the year ended October 31	2018	2017	2016
Income taxes	$1,422	$1,162	$718
Indirect taxes (1)
Goods and Services Tax (GST), Harmonized Sales Tax (HST) and sales taxes	354	390	361
Payroll taxes	271	242	239
Capital taxes	68	61	38
Property and business taxes	77	72	71
Total indirect taxes	770	765	709
Total taxes	$2,192	$1,927	$1,427
Reported effective tax rate	21.2%	19.8%	14.3%
Total taxes as a percentage of net income before deduction of total taxes	29.3%	29.0%	24.9%

(1)	Certain amounts are based on a paid or payable basis and do not factor in capitalization and subsequent amortization.

Income taxes include those imposed on CIBC as a Canadian legal entity, as well as on our domestic and foreign subsidiaries. Indirect taxes comprise GST, HST and sales, payroll, capital, property and business taxes. Indirect taxes are included in non-interest expenses.

Total income and indirect taxes were up $265 million from 2017.

Income tax expense was $1,422 million, up $260 million from 2017, primarily due to higher income and net tax adjustments resulting from the U.S. tax reforms enacted in the first quarter of 2018, shown as an item of note.

Indirect taxes were up $5 million, primarily due to the inclusion of the results of CIBC Bank USA for the full year, partially offset by lower sales taxes.

On December 22, 2017, the President of the United States signed into law the Tax Cuts and Jobs Act (U.S. tax reforms), which reduced the U.S. federal corporate income tax rate to 21% effective January 1, 2018, resulting in a significant decrease in CIBC’s U.S. deferred tax assets. The U.S. tax reforms introduced other important changes to U.S. corporate income tax laws including the creation of a new Base Erosion Anti-abuse Tax (BEAT) that subjects certain payments from a U.S. corporation to foreign related parties to additional taxes. The BEAT provision is applicable to CIBC in fiscal 2019. CIBC continues to evaluate the impact of BEAT on our U.S. operations.

In prior years, the Canada Revenue Agency (CRA) issued reassessments disallowing the deduction of approximately $3 billion of the 2005 Enron settlement payments and related legal expenses. The Tax Court of Canada trial on the deductibility of the Enron payments is set to commence in January 2019. Should we successfully defend our tax filing position in its entirety, we would recognize an additional accounting tax benefit of $231 million and taxable refund interest of approximately $210 million. Should we fail to defend our position in its entirety, we would incur an additional tax expense of approximately $820 million and non-deductible interest of approximately $157 million.

The 2015 Canadian federal budget which became law effective on November 1, 2015, contained new rules for “synthetic equity arrangements” which eliminated the tax deductibility of Canadian inter-corporate dividends for Canadian corporations in certain circumstances. A set of transition rules applied between November 1, 2015 and April 30, 2017. The new rules have resulted in a higher effective tax rate, as the tax deductibility of certain Canadian corporate dividends is diminished. On February 27, 2018, the 2018 Canadian federal budget was released which extended the denial of the deductibility of Canadian inter-corporate dividends for Canadian corporations to include dividends received on share buyback transactions.

In prior years, the CRA reassessed CIBC approximately $298 million of additional income tax by denying the tax deductibility of certain 2011 and 2012 Canadian corporate dividends on the basis that they were part of a “dividend rental arrangement”. In March 2018, CIBC filed a Notice of Appeal with the Tax Court of Canada with respect to the 2011 taxation year. The matter is now in litigation. The circumstances of the dividends subject to the reassessments are similar to those prospectively addressed by the rules in the 2015 and 2018 Canadian federal budgets. In June 2018, the CRA reassessed CIBC in respect of the 2013 taxation year for approximately $229 million of additional taxes. It is possible that subsequent years may be reassessed for similar activities. CIBC is confident that its tax filing positions were appropriate and intends to defend itself vigorously. Accordingly, no amounts have been accrued in the consolidated financial statements.

The statutory income tax rate applicable to CIBC as a legal entity was 26.5% in 2018. The rate is expected to remain the same in future years.

For a reconciliation of our income taxes in the consolidated statement of income with the combined Canadian federal and provincial income tax rate, see Note 19 to the consolidated financial statements.

Foreign exchange

The estimated impact of U.S. dollar translation on key lines of our consolidated statement of income, as a result of changes in average exchange rates, is as follows:

$ millions, for the year ended October 31	2018 vs. 2017		2017 vs. 2016		2016 vs. 2015
Estimated increase (decrease) in:
Total revenue	$(55)		$(36)		$117
Provision for credit losses	(2)		(1)		8
Non-interest expenses	(30)		(20)		61
Income taxes	(3)		(1)		–
Net income	(20)		(14)		48
Impact on EPS:
Basic	$(0.05)		$(0.03)		$0.12
Diluted	(0.05)		(0.03)		0.12
Average USD appreciation (depreciation) relative to CAD	(1.5	) %	(1.3	) %	5.6%

CIBC 2018 ANNUAL REPORT	9

Management’s discussion and analysis

Significant events

Launch of CIBC Innovation Banking and acquisition of Wellington Financial

On January 8, 2018, CIBC announced the launch of CIBC Innovation Banking, a full service business that delivers strategic advice and funding to North American technology and innovation clients at each stage of their business cycle. As part of the launch of CIBC Innovation Banking, and to further deepen its capabilities and complement CIBC Bank USA’s existing commercial banking team, on January 5, 2018, CIBC acquired the loan assets of Wellington Financial Fund V LP (Wellington Financial) and its management team for a combination of cash, common shares, and exchangeable shares. Based in Toronto with a U.S. presence in New York City and Menlo Park, Wellington Financial was a leading, privately-held provider of growth capital to early and mid-stage technology companies. The results of the acquired business have been consolidated from the date of close and are included in our Canadian Commercial Banking and Wealth Management SBU. For additional information, see Note 3 to our consolidated financial statements.

Aeroplan developments

Air Canada announced on May 11, 2017, that it would not be renewing its exclusive Aeroplan partnership with Aimia Inc. (Aimia) upon the expiry of the contract on June 29, 2020. CIBC’s Aeroplan clients would not be immediately impacted by this announcement, as Aeroplan members may continue to collect and redeem Aeroplan Miles for Air Canada travel until Aimia’s contract with Air Canada expires. On August 21, 2018, Air Canada, The Toronto-Dominion Bank, CIBC and Visa Canada Corporation announced that an agreement in principle with Aimia had been reached for the purchase of the Aeroplan loyalty business for cash of $450 million and the assumption of the Aeroplan Miles liability of approximately $1.9 billion. Definitive agreements were signed on November 26, 2018, including credit card agreements securing CIBC’s participation in Air Canada’s new loyalty program for a period of 10 years, conditional upon completion of Air Canada’s acquisition of the Aeroplan loyalty business. If finalized, this arrangement will allow our Aeroplan clients to transfer their Aeroplan Miles to Air Canada’s new loyalty program, expected to launch in 2020. The agreements are subject to Aimia shareholder approval and certain other closing conditions, including receipt of applicable regulatory approvals. Upon closing, CIBC will contribute $200 million plus applicable sales tax towards this transaction, which we expect to recognize as an expense in 2019. In addition, we will make a payment of $92 million plus applicable sales tax to Air Canada, at closing, as a prepayment to be applied towards future monthly payments in respect of Aeroplan Miles. We expect to recognize this prepayment as a charge to net income over the term of the new credit card agreement with Air Canada as loyalty points are purchased.

Fourth quarter review

$ millions, except per share amounts, for the three months ended					2018				2017
		Oct. 31	Jul. 31	Apr. 30	Jan. 31	Oct. 31	Jul. 31	Apr. 30	Jan. 31
	Revenue
	Canadian Personal and Small Business Banking	$2,201	$2,176	$2,090	$2,138	$2,093	$2,039	$1,937	$2,303
	Canadian Commercial Banking and Wealth Management	986	988	937	954	922	903	886	879
	U.S. Commercial Banking and Wealth Management (1)	457	448	429	432	422	239	102	113
	Capital Markets (1)	649	752	710	801	622	679	692	830
	Corporate and Other (1)	159	183	210	134	210	244	81	84
	Total revenue	$4,452	$4,547	$4,376	$4,459	$4,269	$4,104	$3,698	$4,209
	Net interest income	$2,539	$2,577	$2,476	$2,473	$2,464	$2,276	$2,095	$2,142
	Non-interest income	1,913	1,970	1,900	1,986	1,805	1,828	1,603	2,067
	Total revenue	4,452	4,547	4,376	4,459	4,269	4,104	3,698	4,209
	Provision for credit losses (2)	264	241	212	153	229	209	179	212
	Non-interest expenses	2,591	2,572	2,517	2,578	2,570	2,452	2,275	2,274
	Income before income taxes	1,597	1,734	1,647	1,728	1,470	1,443	1,244	1,723
	Income taxes	329	365	328	400	306	346	194	316
	Net income	$1,268	$1,369	$1,319	$1,328	$1,164	$1,097	$1,050	$1,407
	Net income attributable to:
	Non-controlling interests	$2	$4	$6	$5	$5	$4	$5	$5
	Equity shareholders	1,266	1,365	1,313	1,323	1,159	1,093	1,045	1,402
EPS	– basic	$2.81	$3.02	$2.90	$2.96	$2.60	$2.61	$2.59	$3.50
	– diluted	2.80	3.01	2.89	2.95	2.59	2.60	2.59	3.50

(1)	Capital Markets and U.S. Commercial Banking and Wealth Management revenue and income taxes are reported on a TEB basis with an equivalent offset in the revenue and income taxes of Corporate and Other.
(2)

As a result of our adoption of IFRS 9 effective November 1, 2017, we now recognize provision for credit losses on both impaired and performing loans in the SBUs. In prior periods, provision for credit losses on performing loans was recognized in Corporate and Other, with the exception of provision for credit losses related to CIBC Bank USA, which was recognized in U.S. Commercial Banking and Wealth Management, and provision for credit losses on: (i) performing residential mortgages greater than 90 days delinquent; and (ii) performing personal loans and scored small business loans greater than 30 days delinquent, which was recognized in Canadian Personal and Small Business Banking. Provision for credit losses related to CIBC FirstCaribbean continues to be recognized in Corporate and Other.

Compared with Q4/17

Net income for the quarter was $1,268 million, up $104 million or 9% from the fourth quarter of 2017.

Net interest income was up $75 million or 3%, primarily due to volume growth and wider spreads in personal and commercial products, partially offset by lower trading income.

Non-interest income was up $108 million or 6%, primarily due to higher trading income and higher investment management and custodial fees driven by higher average AUM and AUA, partially offset by losses on debt securities measured at FVOCI as a result of the Barbados government debt restructuring, of which $61 million was shown as an item of note in the fourth quarter of 2018.

Provision for credit losses was up $35 million or 15% from the same quarter last year, primarily due to higher loan losses in CIBC FirstCaribbean, which included losses on sovereign loans resulting from the Barbados government debt restructuring, shown as an item of note. Provision for credit losses on performing loans was down, as the same quarter last year included $35 million relating to the establishment of a collective allowance (prior to our adoption of IFRS 9) for new loan originations and renewals of acquired loans relating to CIBC Bank USA, shown as an item of note. The current quarter included a reversal of credit losses on performing loans arising from model parameter updates related to CIBC FirstCaribbean, whereas the same quarter last year included a reduction in the collective allowance (prior to our adoption of IFRS 9).

Non-interest expenses were up $21 million or 1%, primarily due to higher spending on strategic initiatives and higher performance-based compensation. The increase was partially offset as the same quarter last year included fees and charges related to the launch of Simplii Financial and the related wind-down of President’s Choice Financial, as well as higher transaction and integration-related costs associated with the acquisition of The PrivateBank, both shown as items of note.

Income tax expense was up $23 million or 8%, primarily due to higher income.

10	CIBC 2018 ANNUAL REPORT

Management’s discussion and analysis

Compared with Q3/18

Net income for the quarter was down $101 million or 7% from the prior quarter.

Net interest income was down $38 million or 1%, primarily due to lower trading income partially offset by higher treasury revenue.

Non-interest income was down $57 million or 3%, primarily due to incremental losses on debt securities measured at FVOCI as a result of the Barbados government debt restructuring noted above, and lower underwriting and advisory fees, partially offset by higher trading income.

Provision for credit losses was up $23 million or 10% from the prior quarter, primarily due to a higher provision for credit losses on performing loans relating to CIBC Bank USA, as well as portfolio growth in the personal lending portfolio. The current quarter included negative credit migrations within the performing loan portfolio in CIBC Bank USA, whereas the prior quarter included a reversal of credit losses driven by positive credit migration and transfers to the impaired portfolio. The increase in provision for credit losses on performing loans was partially offset by a lower provision for credit losses on impaired loans in the personal lending and card portfolios, as well as the pre-existing U.S. real estate finance portfolio.

Non-interest expenses were up $19 million or 1%, primarily due to higher spending on strategic initiatives, partially offset by lower performance-based and employee-related compensation.

Income tax expense was down $36 million or 10%, primarily due to lower income.

Quarterly trend analysis

Our quarterly results are modestly affected by seasonal factors. The second quarter has fewer days as compared with the other quarters, generally leading to lower earnings. The summer months (July – third quarter and August – fourth quarter) typically experience lower levels of market activity, which affects our brokerage, investment management, and Capital Markets activities.

Revenue

Canadian Personal and Small Business Banking revenue has benefited from volume growth over the period. In 2017, strong volume growth was partially offset by narrower spreads attributable to a lower interest rate environment. Interest rates began to rise in the second half of 2017, contributing to a trend of slower volume growth and widening spreads that continued through 2018. The first quarter of 2017 included a gain on the sale and lease back of certain retail properties.

Canadian Commercial Banking and Wealth Management has benefited from strong volume growth in deposits and loans, and continued growth in AUA and AUM as a result of market appreciation and positive net sales of long-term mutual funds. In 2017, volume growth was partially offset by a low interest rate environment. Increases in interest rates beginning in the latter half of 2017 contributed to improved margins beginning in the fourth quarter of 2017.

U.S. Commercial Banking and Wealth Management includes the revenue of CIBC Bank USA after the close of the acquisition on June 23, 2017. U.S. Commercial Banking and Wealth Management has benefited from volume growth following the close of the acquisition.

Capital Markets revenue is influenced, to a large extent, by market conditions and activity in the equity derivatives business, which includes tax-exempt income. Tax-exempt income has been volatile over the periods shown above. The first quarters of 2017 and 2018 included higher trading revenue.

Corporate and Other includes the offset related to the TEB component of tax-exempt income reported in the revenue of Capital Markets and U.S. Commercial Banking and Wealth Management.

Provision for credit losses

In the first quarter of 2018, we adopted IFRS 9 and now recognize provision for credit losses on both impaired and performing loans in the SBUs. In prior periods, provision for credit losses on performing loans was recognized in Corporate and Other, with the exception of provision for credit losses related to CIBC Bank USA, which was recognized in U.S. Commercial Banking and Wealth Management, and provision for credit losses on: (i) performing residential mortgages greater than 90 days delinquent; and (ii) performing personal loans and scored small business loans greater than 30 days delinquent, which was recognized in Canadian Personal and Small Business Banking). Provision for credit losses is dependent upon the credit cycle in general, on the credit performance of the loan portfolios, and, following our adoption of IFRS 9, changes in economic outlook.

In Canadian Personal and Small Business Banking, the first quarter of 2018 included a reduction in allowance for performing loans, reflective of a relatively more positive economic outlook that improved in the first quarter of 2018.

In Canadian Commercial Banking and Wealth Management, the fourth quarters of 2017 and 2018 included higher losses in the commercial banking portfolio.

In U.S. Commercial Banking and Wealth Management, the loan losses of CIBC Bank USA have been included since the acquisition on June 23, 2017. The fourth quarter of 2017 included $35 million relating to the establishment of a collective allowance (prior to our adoption of IFRS 9) for new loan originations and renewals of acquired loans relating to CIBC Bank USA. The third quarters of 2017 and 2018 included higher loan losses in our pre-existing U.S. real estate finance portfolio. The fourth quarter of 2018 included higher loan losses in CIBC Bank USA.

In Capital Markets, 2018 included reductions in allowance for performing loans, reflective of better portfolio credit quality and an improved outlook with respect to the oil and gas sector.

In Corporate and Other, the third and fourth quarters of 2018 included higher losses on impaired loans in CIBC FirstCaribbean resulting from the Barbados government debt restructuring. All quarters of 2017 included reductions in the collective allowance (prior to our adoption of IFRS 9).

Non-interest expenses

Non-interest expenses have fluctuated over the period largely due to changes in employee-related compensation and benefits, higher spending on strategic initiatives, and movement in foreign exchange rates. The fourth quarter of 2017 included fees and charges related to the launch of Simplii Financial and the related wind-down of the President’s Choice Financial branded banking offer. The third quarter of 2017 included an increase in legal provisions in Corporate and Other, shown as an item of note. Non-interest expenses increased in the third quarter of 2017 and onward, as the results of CIBC Bank USA were included after the close of the acquisition on June 23, 2017.

Income taxes

Income taxes vary with changes in income subject to tax, and the jurisdictions in which the income is earned. Taxes can also be affected by the impact of significant items and the level of tax-exempt income. The first quarter of 2018 included net tax adjustments resulting from U.S. tax reforms, partially offset by the resulting favourable impact on the effective tax rate in U.S. Commercial Banking and Wealth Management. Income taxes have increased beginning in the third quarter of 2017, primarily due to lower tax-exempt income and the inclusion of the results of CIBC Bank USA following the close of the acquisition on June 23, 2017.

CIBC 2018 ANNUAL REPORT	11

Management’s discussion and analysis

Review of 2017 financial performance

$ millions, for the year ended October 31		Canadian Personal and Small Business Banking	Canadian Commercial Banking and Wealth Management	U.S. Commercial Banking and Wealth Management (1)	Capital Markets (1)	Corporate and Other (1)	CIBC Total
2017	Net interest income	$5,752	$984	$545	$1,647	$49	$8,977
	Non-interest income	2,193	3,045	331	1,164	570	7,303
	Intersegment revenue (2)	427	(439)	–	12	–	–
	Total revenue	8,372	3,590	876	2,823	619	16,280
	Provision for (reversal of) credit losses	766	16	84	(4)	(33)	829
	Non-interest expenses	4,348	2,021	534	1,373	1,295	9,571
	Income (loss) before income taxes	3,258	1,553	258	1,454	(643)	5,880
	Income taxes	838	415	55	364	(510)	1,162
	Net income (loss)	$2,420	$1,138	$203	$1,090	$(133)	$4,718
	Net income (loss) attributable to:
	Non-controlling interests	$–	$–	$–	$–	$19	$19
	Equity shareholders	2,420	1,138	203	1,090	(152)	4,699
2016	Net interest income	$5,473	$930	$169	$1,958	$(164)	$8,366
	Non-interest income	1,896	2,732	216	787	1,038	6,669
	Intersegment revenue (2)	379	(390)	–	11	–	–
	Total revenue	7,748	3,272	385	2,756	874	15,035
	Provision for (reversal of) credit losses	736	29	(2)	155	133	1,051
	Non-interest expenses	4,114	1,890	288	1,328	1,351	8,971
	Income (loss) before income taxes	2,898	1,353	99	1,273	(610)	5,013
	Income taxes	738	362	12	281	(675)	718
	Net income (loss)	$2,160	$991	$87	$992	$65	$4,295
	Net income (loss) attributable to:
	Non-controlling interests	$–	$–	$–	$–	$20	$20
	Equity shareholders	2,160	991	87	992	45	4,275

(1)	Capital Markets and U.S. Commercial Banking and Wealth Management revenue and income taxes are reported on a TEB basis with an equivalent offset in the revenue and income taxes of Corporate and Other.
(2)	Intersegment revenue represents internal sales commissions and revenue allocations under the Manufacturer/Customer Segment/Distributor Management Model.

The following discussion provides a comparison of our results of operations for the years ended October 31, 2017 and 2016.

Overview

Net income for 2017 was $4,718 million, compared with $4,295 million in 2016. The increase in net income of $423 million was due to higher revenue and a lower provision for credit losses, partially offset by higher non-interest expenses and income taxes.

Consolidated CIBC

Net interest income

Net interest income was up $611 million or 7% from 2016, primarily due to volume growth across Canadian personal and commercial products, and the inclusion of the results of CIBC Bank USA following the close of the acquisition on June 23, 2017, which included $45 million of accretion of the acquisition date fair value discount on the acquired loans, of which $31 million was included as an item of note in the fourth quarter of 2017. These factors were partially offset by lower trading income and narrower Canadian personal and commercial spreads.

Non-interest income

Non-interest income was up $634 million or 10% from 2016, primarily due to an increase in trading income, investment management and custodial fees, and mutual fund fees.

Provision for credit losses

Provision for credit losses was down $222 million or 21% from 2016. In Canadian Personal and Small Business Banking, the provision was up primarily due to higher write-offs in the card and personal lending portfolios, and higher losses in the mortgage portfolio, partially offset by lower losses in the small business lending portfolio. In Canadian Commercial Banking and Wealth Management, the provision was down primarily due to lower losses in the commercial banking portfolio. In U.S. Commercial Banking and Wealth Management, 2017 included a provision for credit losses compared with a reversal of credit losses in 2016, primarily due to the establishment of a $48 million collective allowance for new loan originations and renewals of acquired loans relating to CIBC Bank USA, of which $35 million was shown as an item of note in the fourth quarter of 2017. In addition, 2017 included losses in the pre-existing U.S. real estate finance portfolio. In Capital Markets, 2017 included a reversal of credit losses compared with a provision for credit losses in 2016, primarily due to better performance in the oil and gas sector. 2016 also included losses in our exited European leveraged finance portfolio, shown as an item of note. In Corporate and Other, 2017 included a reversal of credit losses compared with a provision for credit losses in 2016. 2017 included a reduction in the collective allowance, shown as an item of note, which was net of a higher provision in the Caribbean region mainly due to the year’s hurricanes. 2016 included increases in the collective allowance, shown as items of note.

Non-interest expenses

Non-interest expenses increased by $600 million or 7% from 2016, primarily due to higher spending on strategic initiatives, the inclusion of the results of CIBC Bank USA and higher performance-based compensation. 2017 also included higher expenses arising from fees and charges related to the launch of Simplii Financial and the related wind-down of President’s Choice Financial, and transaction and integration-related costs associated with the acquisition of The PrivateBank, both shown as items of note. The increase was partially offset by restructuring charges in 2016, primarily relating to employee severance, shown as an item of note.

Income taxes

Income tax expense was $1,162 million, compared with $718 million in 2016, largely due to substantially lower tax-exempt income and higher income in 2017. In addition, 2016 included income tax recoveries from the settlement of transfer pricing-related matters, and a change in our expected utilization of certain tax loss carryforwards, shown as items of note.

12	CIBC 2018 ANNUAL REPORT

Management’s discussion and analysis

Revenue by segment

Canadian Personal and Small Business Banking

Revenue was up $624 million or 8% from 2016, primarily due to volume growth, higher fees and a gain on the sale and lease back of certain retail properties, shown as an item of note, partially offset by narrower spreads and lower revenue from our exited FirstLine mortgage broker business.

Canadian Commercial Banking and Wealth Management

Revenue was up $318 million or 10% from 2016. Commercial banking revenue was up primarily due to volume growth and higher fees, partially offset by narrower spreads. Wealth management revenue was up primarily due to higher investment management and custodial fees, and mutual fund fees from higher average AUM and AUA.

U.S. Commercial Banking and Wealth Management

Revenue was up $491 million or 128% from 2016. Commercial banking revenue was up primarily due to the inclusion of the results of CIBC Bank USA and higher revenue in U.S. real estate finance. Wealth management revenue was up primarily due to the inclusion of the results of CIBC Bank USA, and growth in average AUM mainly due to the acquisition of Geneva Advisors. In addition, in 2017 this SBU included accretion of the acquisition date fair value discount on the acquired loans of The PrivateBank.

Capital Markets

Revenue was up $67 million or 2% from 2016, primarily due to higher investment portfolio gains, higher debt underwriting activity, and higher revenue from corporate banking, partially offset by lower revenue from our equity derivatives, interest rate, and foreign exchange trading businesses.

Corporate and Other

Revenue was down $255 million or 29% from 2016, as 2016 included a gain, net of transaction costs, on the sale of our minority investment in American Century Investments (ACI), and a gain on sale of a processing centre, both shown as items of note. The decrease was partially offset by a lower TEB adjustment and higher treasury revenue.

Outlook for calendar year 2019

Having reached full employment in most provinces, Canada’s economy is likely to see a slight moderation in growth in 2019 as monetary policy aims at keeping inflation near 2% over the medium term. Real gross domestic product (GDP) growth is expected to decelerate in 2019 to just under 2%, with a further slowing to under 1.5% in 2020 as exports feel the impact of slower economic growth in the U.S. The economy is expected to continue operating at historically low unemployment rates in 2019. The Bank of Canada’s overnight rate is expected to plateau at 2.25% in 2019, with inflation remaining moderate and the central bank seeking to keep the Canadian dollar range-bound to allow exports to advance. Housing construction should run at a slower pace, while capital spending by businesses should remain on a moderate growth path, with the energy sector awaiting greater assurance of pipeline access. Global crude oil benchmarks have weakened sharply on signs of slowing global growth, supply increases in the U.S., and a temporary easing of restraints on Iran. Global prices are likely to gradually recover if the Organization of the Petroleum Exporting Countries (OPEC) curtails supply and Iran sanctions re-tighten in 2019. Canadian heavy oil discounts are expected to remain wide by historical standards due to pipeline constraints, but could narrow somewhat as key U.S. refiners return to full production and some Canadian heavy oil producers reduce output.

The U.S. economy is expected to decelerate to just over 2% growth in 2019, and it is anticipated that tight labour markets will constrain Midwest regional growth to roughly that pace. A further slowing to 1.4% growth in 2020 is likely if fiscal policy tightens. The U.S. Federal Reserve is looking to moderate growth in order to hold inflation near 2%. The absence of fresh tax cut stimulus by 2020 and the potential for government spending restraints to tackle deficits should allow the U.S. Federal Reserve to let its benchmark rate plateau in 2019 near 3%, and open the door for an easing in policy in 2020.

Canadian Personal and Small Business Banking is expected to see a continuation of slow growth in consumer and mortgage lending, with demand constrained by higher interest rates, softer house price growth, and the past year’s regulatory tightening.

Moderate growth in corporate earnings should support activity in Capital Markets and Canadian Commercial Banking and Wealth Management. Government bond issuance activity is anticipated to remain elevated due to provincial deficits and capital spending. Credit markets should remain healthy with low unemployment and moderate profit growth. Wealth management should benefit from ongoing growth in the pool of savings, but softer economic growth could constrain the extent to which assets under management benefit from equity price gains.

In U.S. Commercial Banking and Wealth Management, commercial banking should benefit from existing capacity constraints affecting many sectors as the need to expand capacity drives incremental financing requirements. Wealth management has benefited from the greater pool of after-tax savings, although a softer path for equity prices is expected to reduce the growth in assets under management. Interest rate hikes should remain mild enough to support growth in commercial lending activity, including real estate finance.

CIBC 2018 ANNUAL REPORT	13

Management’s discussion and analysis

Non-GAAP measures

We use a number of financial measures to assess the performance of our business lines as described below. Some measures are calculated in accordance with GAAP (IFRS), while other measures do not have a standardized meaning under GAAP, and accordingly, these measures may not be comparable to similar measures used by other companies. Investors may find these non-GAAP measures useful in understanding how management views underlying business performance.

Adjusted measures

Management assesses results on a reported and adjusted basis and considers both as useful measures of performance. Adjusted results remove items of note from reported results and are used to calculate our adjusted measures noted below. Items of note include the amortization of intangibles, and certain items of significance that arise from time to time which management believes are not reflective of underlying business performance. We believe that adjusted measures provide the reader with a better understanding of how management assesses underlying business performance and facilitate a more informed analysis of trends. While we believe that adjusted measures may facilitate comparisons between our results and those of some of our Canadian peer banks which make similar adjustments in their public disclosure, it should be noted that there is no standardized meaning for adjusted measures under GAAP.

We also adjust our results to gross up tax-exempt revenue on certain securities to a TEB basis, being the amount of fully taxable revenue, which, were it to have incurred tax at the statutory income tax rate, would yield the same after-tax revenue.

Adjusted diluted EPS

We adjust our reported diluted EPS to remove the impact of items of note, net of income taxes, to calculate the adjusted EPS.

Adjusted efficiency ratio

We adjust our reported revenue and non-interest expenses to remove the impact of items of note and gross up tax-exempt revenue to bring it to a TEB basis, as applicable.

Adjusted dividend payout ratio

We adjust our reported net income attributable to common shareholders to remove the impact of items of note, net of income taxes, to calculate the adjusted dividend payout ratio.

Adjusted return on common shareholders’ equity

We adjust our reported net income attributable to common shareholders to remove the impact of items of note, net of income taxes, to calculate the adjusted ROE.

Adjusted effective tax rate

We adjust our reported income before income taxes and reported income taxes to remove the impact of items of note to calculate the adjusted effective tax rate.

Economic capital

Economic capital provides a framework to evaluate the returns of each SBU, commensurate with risk assumed. The economic capital measure is based upon an estimate of equity capital required by the businesses to absorb unexpected losses consistent with our targeted risk rating over a one-year horizon. Economic capital comprises primarily credit, market, operational and strategic risk capital. The difference between our total equity capital and economic capital is held in Corporate and Other. There is no comparable GAAP measure for economic capital.

Economic profit

Net income attributable to equity shareholders, adjusted for a charge on economic capital, determines economic profit. This measures the return generated by each SBU in excess of our cost of capital, thus enabling users of our financial information to identify relative contributions to shareholder value. Reconciliation of net income attributable to equity shareholders to economic profit is provided with segmented information.

Segmented return on equity

We use ROE on a segmented basis as one of the measures for performance evaluation and resource allocation decisions. While ROE for total CIBC provides a measure of return on common equity, ROE on a segmented basis provides a similar metric relating to the economic capital allocated to the segments. As a result, segmented ROE is a non-GAAP measure.

14	CIBC 2018 ANNUAL REPORT

Management’s discussion and analysis

The following table provides a reconciliation of non-GAAP to GAAP measures related to CIBC on a consolidated basis.

$ millions, for the year ended October 31		2018	2017	2016	2015	2014
Reported and adjusted diluted EPS
Reported net income attributable to common shareholders	A	$5,178	$4,647	$4,237	$3,531	$3,131
After-tax impact of items of note (1)		257	(53)	(191)	232	442
After-tax impact of items of note on non-controlling interests		(5)	–	–	(2)	(10)
Adjusted net income attributable to common shareholders (2)	B	$5,430	$4,594	$4,046	$3,761	$3,563
Diluted weighted-average common shares outstanding (thousands)	C	444,627	413,563	395,919	397,832	398,420
Reported diluted EPS ($)	A/C	$11.65	$11.24	$10.70	$8.87	$7.86
Adjusted diluted EPS ($) (2)	B/C	12.21	11.11	10.22	9.45	8.94
Reported and adjusted efficiency ratio
Reported total revenue	D	$17,834	$16,280	$15,035	$13,856	$13,363
Pre-tax impact of items of note (1)		(2)	(305)	(505)	(40)	(276)
TEB		280	300	474	482	421
Adjusted total revenue (TEB) (2)	E	$18,112	$16,275	$15,004	$14,298	$13,508
Reported non-interest expenses	F	$10,258	$9,571	$8,971	$8,861	$8,512
Pre-tax impact of items of note (1)		(194)	(259)	(262)	(338)	(539)
Adjusted non-interest expenses (2)	G	$10,064	$9,312	$8,709	$8,523	$7,973
Reported efficiency ratio	F/D	57.5%	58.8%	59.7%	63.9%	63.7%
Adjusted efficiency ratio (2)	G/E	55.6%	57.2%	58.0%	59.6%	59.0%
Reported and adjusted dividend payout ratio
Dividends paid to common shareholders	H	$2,356	$2,121	$1,879	$1,708	$1,567
Reported dividend payout ratio	H/A	45.5%	45.6%	44.3%	48.4%	50.0%
Adjusted dividend payout ratio (2)	H/B	43.4%	46.2%	46.4%	45.4%	44.0%
Reported and adjusted return on common shareholders’ equity
Average common shareholders’ equity	I	$31,184	$25,393	$21,275	$18,857	$17,067
Reported return on common shareholders’ equity	A/I	16.6%	18.3%	19.9%	18.7%	18.3%
Adjusted return on common shareholders’ equity (2)	B/I	17.4%	18.1%	19.0%	19.9%	20.9%
Reported and adjusted effective tax rate
Reported income before income taxes	J	$6,706	$5,880	$5,013	$4,224	$3,914
Pre-tax impact of items of note (1)		220	(29)	(94)	298	408
Adjusted income before income taxes (2)	K	$6,926	$5,851	$4,919	$4,522	$4,322
Reported income taxes	L	$1,422	$1,162	$718	$634	$699
Tax impact of items of note (1)		(37)	24	97	66	(34)
Adjusted income taxes (2)	M	$1,385	$1,186	$815	$700	$665
Reported effective tax rate	L/J	21.2%	19.8%	14.3%	15.0%	17.9%
Adjusted effective tax rate (2)	M/K	20.0%	20.3%	16.6%	15.5%	15.4%

$ millions, for the year ended October 31	Canadian Personal and Small Business Banking	Canadian Commercial Banking and Wealth Management	U.S. Commercial Banking and Wealth Management	Capital Markets	Corporate and Other	CIBC Total
2018 Reported net income (loss)	$2,547	$1,307	$565	$1,069	$(204)	$5,284
After-tax impact of items of note (1)	9	1	27	–	220	257
Adjusted net income (2)	$2,556	$1,308	$592	$1,069	$16	$5,541
2017 Reported net income (loss)	$2,420	$1,138	$203	$1,090	$(133)	$4,718
After-tax impact of items of note (1)	(170)	1	19	–	97	(53)
Adjusted net income (loss) (2)	$2,250	$1,139	$222	$1,090	$(36)	$4,665
2016 Reported net income	$2,160	$991	$87	$992	$65	$4,295
After-tax impact of items of note (1)	(25)	2	6	28	(202)	(191)
Adjusted net income (loss) (2)	$2,135	$993	$93	$1,020	$(137)	$4,104
2015 Reported net income (loss)	$2,026	$921	$104	$847	$(308)	$3,590
After-tax impact of items of note (1)	(28)	2	7	8	243	232
Adjusted net income (loss) (2)	$1,998	$923	$111	$855	$(65)	$3,822
2014 Reported net income (loss)	$2,459	$470	n/a	$869	$(583)	$3,215
After-tax impact of items of note (1)	(64)	15	n/a	18	473	442
Adjusted net income (loss) (2)	$2,395	$485	n/a	$887	$(110)	$3,657

(1)	Reflects impact of items of note described under “2018 Financial results” section and below.
(2)	Non-GAAP measure.
n/a	Not available.

CIBC 2018 ANNUAL REPORT	15

Management’s discussion and analysis

Impact of items of note in prior years

2016

Net income was affected by the following items of note:

•	$428 million ($383 million after-tax) gain, net of related transaction costs, on the sale of our minority investment in ACI (Corporate and Other);
•	$134 million ($98 million after-tax) in restructuring charges primarily relating to employee severance (Corporate and Other);
•	$109 million ($80 million after-tax) increase in the portion of the collective allowance recognized in Corporate and Other(1);
•	$77 million ($56 million after-tax) increase in legal provisions (Corporate and Other);
•	$53 million ($47 million after-tax) gain, net of related transaction and severance costs, on the sale of a processing centre (Corporate and Other);
•	$40 million ($30 million after-tax) of loan losses in our exited European leveraged finance portfolio (Capital Markets);
•

$30 million ($22 million after-tax) amortization of acquisition-related intangible assets ($5 million after-tax in Canadian Personal and Small Business Banking, $2 million after-tax in Canadian Commercial Banking and Wealth Management, $6 million after-tax in U.S. Commercial Banking and Wealth Management, and $9 million after-tax in Corporate and Other);

•	$30 million income tax recovery due to the settlement of transfer pricing-related matters (Canadian Personal and Small Business Banking);
•

$15 million income tax recovery arising from a change in our expected utilization of certain tax loss carryforwards, primarily due to the sale of our minority investment in ACI (Corporate and Other); and

•	$3 million ($2 million after-tax) gain from the structured credit run-off business (Capital Markets).

The above items of note increased revenue by $505 million, provision for credit losses by $149 million and non-interest expenses by $262 million, and decreased income taxes by $97 million. In aggregate, these items of note increased net income by $191 million.

2015

Net income was affected by the following items of note:

•	$296 million ($225 million after-tax) in cumulative restructuring charges primarily relating to employee severance (Corporate and Other);
•	$46 million ($34 million after-tax) gain arising from accounting adjustments on credit card-related balance sheet amounts (Canadian Personal and Small Business Banking);
•

$42 million ($33 million after-tax) amortization of acquisition-related intangible assets ($6 million after-tax in Canadian Personal and Small Business Banking, $2 million after-tax in Canadian Commercial Banking and Wealth Management, $7 million after-tax in U.S. Commercial Banking and Wealth Management, and $18 million after-tax in Corporate and Other);

•	$29 million ($21 million after-tax) loss from the structured credit run-off business (Capital Markets); and
•	$23 million ($13 million after-tax) gain on sale of an investment in our merchant banking portfolio (Capital Markets).

The above items of note increased revenue by $40 million and non-interest expenses by $338 million, and decreased income taxes by $66 million. In aggregate, these items of note decreased net income by $232 million.

2014

Net income was affected by the following items of note:

•

$543 million ($543 million after-tax) of charges relating to CIBC FirstCaribbean, comprising a goodwill impairment charge of $420 million ($420 million after-tax) and loan losses of $123 million ($123 million after-tax), reflecting revised expectations on the extent and timing of the anticipated economic recovery in the Caribbean region (Corporate and Other);

•

$190 million ($147 million after-tax) gain in respect of the Aeroplan transactions with Aimia and The Toronto Dominion Bank (TD), net of costs relating to the development of our enhanced travel rewards program ($87 million after-tax in Canadian Personal and Small Business Banking, and $60 million after-tax in Corporate and Other);

•	$112 million ($82 million after-tax) charge relating to the incorporation of funding valuation adjustments (FVA) into the valuation of our uncollateralized derivatives (Capital Markets);
•	$78 million ($57 million after-tax) gain, net of associated expenses, on the sale of an equity investment in our exited European leveraged finance portfolio (Capital Markets);
•	$52 million ($30 million after-tax) gain within an equity-accounted investment in our merchant banking portfolio (Capital Markets);
•

$36 million ($28 million after-tax) amortization of acquisition-related intangible assets ($4 million after-tax in Canadian Personal and Small Business Banking, $15 million after-tax in Canadian Commercial Banking and Wealth Management, and $9 million after-tax in Corporate and Other);

•

$26 million ($19 million after-tax) reduction in the portion of the collective allowance recognized in Corporate and Other(1), including lower estimated credit losses relating to the Alberta floods (Corporate and Other);

•	$26 million ($19 million after-tax) charge resulting from operational changes in the processing of write-offs in Canadian Personal and Small Business Banking;
•	$22 million ($12 million after-tax) loan losses in our exited U.S. leveraged finance portfolio (Capital Markets); and
•	$15 million ($11 million after-tax) loss from the structured credit run-off business (Capital Markets).

The above items of note increased revenue by $276 million, provision for credit losses by $145 million, non-interest expenses by $539 million, and income taxes by $34 million. In aggregate, these items of note decreased net income by $442 million.

(1)

Relates to collective allowance, except for: (i) residential mortgages greater than 90 days delinquent; (ii) personal loans and scored small business loans greater than 30 days delinquent; and (iii) net write-offs for the cards portfolio, which were all reported in the respective SBUs prior to our adoption of IFRS 9.

16	CIBC 2018 ANNUAL REPORT

Management’s discussion and analysis

Strategic business units overview

CIBC has four SBUs – Canadian Personal and Small Business Banking, Canadian Commercial Banking and Wealth Management, U.S. Commercial Banking and Wealth Management, and Capital Markets. These SBUs are supported by the following functional groups – Administration, Client Connectivity and Innovation, Finance, Human Resources and Communications, Internal Audit, Risk Management, and Technology and Operations, as well as other support groups, which all form part of Corporate and Other. The expenses of these functional and support groups are generally allocated to the business lines within the SBUs. The functional and support costs of CIBC Bank USA are recognized directly in the U.S. Commercial Banking and Wealth Management SBU. Corporate and Other also includes the results of CIBC FirstCaribbean and other strategic investments, as well as other income statement and balance sheet items not directly attributable to the business lines.

In 2018, we adopted IFRS 9. See the “External reporting change” section for additional details.

Business unit allocations

Revenue, expenses, and other balance sheet resources related to certain activities are generally allocated to the lines of business within the SBUs.

Treasury activities impact the financial results of the SBUs. Each line of business within our SBUs is charged or credited with a market-based cost of funds on assets and liabilities, respectively, which impacts the revenue performance of the SBUs. Once the interest and liquidity risk inherent in our client-driven assets and liabilities is transfer priced into Treasury, it is managed within CIBC’s risk framework and limits. The residual financial results associated with Treasury activities are reported in Corporate and Other, with the exception of certain Treasury activities in U.S. Commercial Banking and Wealth Management, which are reported in that SBU. Capital is attributed to the SBUs in a manner that is intended to consistently measure and align economic costs with the underlying benefits and risks associated with SBU activities. Earnings on unattributed capital remain in Corporate and Other. We review our transfer pricing methodologies on an ongoing basis to ensure they reflect changing market environments and industry practices.

To measure and report the results of operations of the lines of business within our Canadian Personal and Small Business Banking and Canadian Commercial Banking and Wealth Management SBUs, we use a Manufacturer/Customer Segment/Distributor Management Model. The model uses certain estimates and allocation methodologies to process internal payments between lines of business for sales, renewals and trailer commissions to facilitate preparation of segmented financial information. Periodically, the sales, renewals and trailer commission rates paid to customer segments for certain products/services are revised and applied prospectively.

Non-interest expenses incurred by our functional groups are attributed to the SBUs to which they relate based on appropriate criteria.

As part of our adoption of IFRS 9 on November 1, 2017, we now recognize provision for credit losses on both impaired (stage 3) and performing (stages 1 and 2) loans in the respective SBUs. Prior to November 1, 2017, provision for credit losses on performing loans was recognized in Corporate and Other, with the exception of provision for credit losses related to CIBC Bank USA, which was recognized in U.S. Commercial Banking and Wealth Management, and provision for credit losses on: (i) performing residential mortgages greater than 90 days delinquent; and (ii) performing personal loans and scored small business loans greater than 30 days delinquent, which was recognized in Canadian Personal and Small Business Banking.

Revenue, taxable equivalent basis

The SBUs evaluate revenue on a TEB basis. In order to arrive at the TEB amount, the SBUs gross up tax-exempt revenue on certain securities to a TEB basis, being the amount of fully taxable revenue, which, were it to have incurred tax at the statutory income tax rate, would yield the same after-tax revenue. Simultaneously, an equivalent amount is booked as an income tax expense resulting in no impact on the net income of the SBUs. This measure enables comparability of revenue arising from both taxable and tax-exempt sources. The total TEB adjustments of the SBUs are offset in revenue and income tax expense in Corporate and Other.

CIBC 2018 ANNUAL REPORT	17

Management’s discussion and analysis

Canadian Personal and Small Business Banking

Canadian Personal and Small Business Banking provides personal and business clients across Canada with financial advice, products and services through a team in our banking centres, as well as through our direct, mobile and remote channels.

Our business strategy

Our goal is to build a modern consumer and small business relationship bank by focusing on three key strategic priorities:

•	Winning at relationships
•	Delivering market-leading solutions
•	Being easy to bank with

2018 progress

In 2018, we made good progress on our strategy.

Winning at relationships	Delivering market-leading solutions	Being easy to bank with

•  For the fourth consecutive year, CIBC was ranked #1 in Investment Executive magazine’s Report Card on Banks, as voted on by our advisors.

•  Introduced new specialized business advisor roles, focused on tailored advice and solutions for business owners, in addition to proactively connecting with thousands of existing and potential business clients through community outreach days.

•  Continued to invest in mobile advice for clients, bringing banking to our clients on their terms.

•  Launched an enhanced advisor capability program to further reinforce the existing capabilities of our Financial Advisors in our Imperial Service offer across Canada – including a focus on accreditation and financial planning.

•  Introduced a suite of U.S. banking solutions for Canadians transacting south of the border including the CIBC U.S. Personal Account, CIBC Bank USA Smart Account, and a U.S. Dollar Aventura Gold Visa Card.

•  Launched enhancements to our premium Aventura Visa card offer, including lounge access and Nexus card rebates.

•  For business owners and professionals in Canada, we introduced the CIBC Advanced Business Operating Account and CIBC Business Plus Credit Cards to help meet the diverse needs of our clients.

•  Launched Simplii Financial, CIBC’s direct banking brand in Canada, and continued to invest in enhancing products and services for clients.

•  Earned the top score among the five largest Canadian banks for mobile banking for the fifth year in a row in Forrester Research’s Mobile Banking benchmark study.

•  Won the Retail Banker International Best Branch Strategy award which aligns with our recently completed 150th banking centre transformation. This award recognizes the progress we have made in transforming our network to reflect evolving client needs.

•  Launched new digital credit card features to enhance the client experience, including features like Lock My Card which allows clients to lock their card remotely using their mobile device if they have lost it or suspect fraud.

•  Over the past year, continued to remove time spent on administration-related activities from our banking centres, including implementing cheque imaging and electronic processing, as well as reducing wait times. These efficiencies provide more time for our team members to serve clients.

2018 financial review

Revenue ($ billions)	Net income ($ billions)	Efficiency ratio (%)	Average loans and acceptances(1) ($ billions)	Average deposits ($ billions)

(1)	Total average loans and acceptances includes FirstLine mortgages.

18	CIBC 2018 ANNUAL REPORT

Management’s discussion and analysis

Our focus for 2019

We are continuing to deliver on our strategy with a clear focus on meeting the needs of our clients. Our priorities in 2019 are:

•	Winning at relationships through deeper needs-based conversations including more financial planning;
•	Delivering market-leading solutions that offer clients great value and benefits, are easy to use and provide a more focused product line; and
•	Being easy to bank with by implementing meaningful process enhancements and helping clients experience the ease of managing their day-to-day banking.

Results(1)

$ millions, for the year ended October 31	2018	2017	2016
Revenue
Personal and small business banking	$8,556	$8,033	$7,675
Other	49	339	73
Total revenue	8,605	8,372	7,748
Provision for (reversal of) credit losses
Impaired (2)	760	760	728
Performing (2)	(19)	6	8
Provision for credit losses	741	766	736
Non-interest expenses	4,395	4,348	4,114
Income before income taxes	3,469	3,258	2,898
Income taxes	922	838	738
Net income	$2,547	$2,420	$2,160
Net income attributable to:
Equity shareholders (a)	$2,547	$2,420	$2,160
Efficiency ratio	51.1%	51.9%	53.1%
Return on equity (3)	67.2%	64.3%	58.7%
Charge for economic capital (3) (b)	$(372)	$(367)	$(359)
Economic profit (3) (a+b)	$2,175	$2,053	$1,801
Average assets ($ billions)	$259.1	$246.3	$222.6
Average loans and acceptances ($ billions)	$257.0	$243.5	$219.8
Average deposits ($ billions)	$166.7	$162.9	$152.5
Full-time equivalent employees	14,086	14,709	15,501

(1)	For additional segmented information, see Note 30 to the consolidated financial statements.
(2)

As a result of our adoption of IFRS 9 effective November 1, 2017, we now recognize provision for credit losses on both impaired and performing loans in the SBU. In prior years, provision for credit losses on performing loans was recognized in Corporate and Other, with the exception of provision for credit losses on: (i) performing residential mortgages greater than 90 days delinquent; and (ii) performing personal loans and scored small business loans greater than 30 days delinquent, which was recognized in Canadian Personal and Small Business Banking.

(3)	For additional information, see the “Non-GAAP measures” section.

Financial overview

Net income was up $127 million or 5% from 2017, which included a gain on the sale and lease back of certain retail properties, shown as an item of note. Excluding the gain noted above, net income for the year was up primarily due to higher revenue, partially offset by higher non-interest expenses.

Revenue

Revenue was up $233 million or 3% from 2017.

Personal and small business banking revenue was up $523 million or 7%, primarily due to volume growth, wider spreads and higher fees.

Other revenue was down $290 million or 86%, due to the gain noted above.

Provision for credit losses

Provision for credit losses was down $25 million or 3% from 2017, primarily due to a reduction in allowance for performing loans in the current year, reflective of an economic outlook that has improved since our adoption of IFRS 9 on November 1, 2017.

Non-interest expenses

Non-interest expenses were up $47 million or 1% from 2017, primarily due to higher spending on strategic initiatives that are supporting our transformation into a modern, convenient and relationship-focused bank, partially offset by reductions arising from our continued focus on expense management.

Income taxes

Income taxes were up $84 million or 10% from 2017, primarily due to a lower effective tax rate on the gain in the prior year noted above and higher income in the current year.

Average assets

Average assets were up $12.8 billion or 5% from 2017 due to growth across all products.

CIBC 2018 ANNUAL REPORT	19

Management’s discussion and analysis

Canadian Commercial Banking and Wealth Management

Canadian Commercial Banking and Wealth Management provides high-touch, relationship-oriented banking and wealth management services to middle-market companies, entrepreneurs, high-net-worth individuals and families across Canada. In addition, we provide asset management services to institutional investors.

Our business strategy

We are focused on building and enhancing client relationships, being Canada’s leader in financial advice and generating long-term consistent growth. To deliver on this, our three strategic priorities are:

•	Scaling commercial banking
•	Increasing agility and efficiency in wealth management
•	Deepening client relationships across our bank

2018 progress

In 2018, we made good progress on our strategy.

Scaling commercial banking	Increasing agility and efficiency in wealth management	Deepening client relationships across our bank

•    Launched CIBC Innovation Banking, a business that delivers strategic advice and banking services to North American technology and innovation clients at each stage of their business cycle, from start-up to initial public offering and beyond.

•    Expanded our commercial banking team by adding cash management client service representatives, and allocated relationship managers to help meet the unique needs of public sector, professional services and not-for-profit companies.

•    Continued to meet clients’ needs on both sides of the border through cross-border client referrals with CIBC Bank USA.

•    Launched the CIBC Multi-Asset Absolute Return Strategy, an alternative investment fund that aims to generate positive returns and manage volatility for clients in all market conditions.

•    Continued to focus on enhancing value for our clients by finding opportunities to simplify our product lineup and optimize costs.

•    Completed over 28,000 new financial plans for priority clients.

•    Co-located private bankers and commercial bankers in select locations across Canada to deliver a more integrated offer for clients.

•    Increased partnership referrals between private wealth management and commercial banking, deepening client relationships.

20	CIBC 2018 ANNUAL REPORT

Management’s discussion and analysis

2018 financial review

Revenue ($ billions)	Net income ($ millions)	Efficiency ratio (%)	Average loans ($ billions)	Average deposits ($ billions)

Average commercial banking loans ($ billions)	Average commercial banking deposits ($ billions)		Assets under administration and management(1) ($ billions)	Canadian retail mutual funds ($ billions)

(1)	AUM amounts are included in the amounts reported under AUA.

Our focus for 2019

To build on our momentum across Canadian Commercial Banking and Wealth Management, we will continue to focus on client relationships by:

•	Developing and deepening client relationships through a full-service solutions-based approach that includes commercial and private banking, as well as wealth management services;
•	Investing in financial planning in support of our goal of being Canada’s leader in financial advice; and
•	Simplifying and optimizing our business to align with changing market dynamics, and to better meet the needs of our clients.

CIBC 2018 ANNUAL REPORT	21

Management’s discussion and analysis

Results(1)

$ millions, for the year ended October 31	2018	2017	2016
Revenue
Commercial banking	$1,488	$1,324	$1,211
Wealth management	2,377	2,266	2,061
Total revenue	3,865	3,590	3,272
Provision for (reversal of) credit losses
Impaired (2)	15	16	29
Performing (2)	(10)	n/a	n/a
Provision for credit losses	5	16	29
Non-interest expenses	2,068	2,021	1,890
Income before income taxes	1,792	1,553	1,353
Income taxes	485	415	362
Net income	$1,307	$1,138	$991
Net income attributable to:
Equity shareholders (a)	$1,307	$1,138	$991
Efficiency ratio	53.5%	56.3%	57.8%
Return on equity (3)	39.8%	37.6%	34.5%
Charge for economic capital (3) (b)	$(322)	$(295)	$(279)
Economic profit (3) (a+b)	$985	$843	$712
Average assets ($ billions)	$55.7	$50.8	$46.6
Average loans ($ billions)	$57.8	$52.8	$48.3
Average deposits ($ billions)	$53.2	$48.8	$43.4
AUA ($ billions)	$269.0	$274.5	$252.0
AUM ($ billions)	$164.6	$162.5	$145.3
Full-time equivalent employees	4,999	5,081	4,986

(1)	For additional segmented information, see Note 30 to the consolidated financial statements.
(2)

As a result of our adoption of IFRS 9 effective November 1, 2017, we now recognize provision for credit losses on both impaired and performing loans in the SBU. In prior years, provision for credit losses on performing loans was recognized in Corporate and Other.

(3)	For additional information, see the “Non-GAAP measures” section.
n/a	Not applicable.

Financial overview

Net income was up $169 million or 15% from 2017, primarily due to higher revenue, partially offset by higher non-interest expenses.

Revenue

Revenue was up $275 million or 8% from 2017.

Commercial banking revenue was up $164 million or 12%, primarily due to volume growth, wider spreads and higher fees.

Wealth management revenue was up $111 million or 5%, primarily due to higher investment management and custodial fees and mutual fund fees from higher average AUM and AUA, partially offset by lower commission revenue driven by lower equity issuance activity and a decline in transaction volume.

Provision for credit losses

Provision for credit losses was down $11 million or 69% from 2017, primarily due to a reduction in allowance for performing loans in the current year, driven by model parameter updates and an economic outlook that has improved since our adoption of IFRS 9 on November 1, 2017.

Non-interest expenses

Non-interest expenses were up $47 million or 2% from 2017, primarily due to higher performance-based and employee-related compensation.

Income taxes

Income taxes were up $70 million or 17% from 2017, primarily due to higher income.

Average assets

Average assets were up $4.9 billion or 10% from 2017, primarily due to growth in commercial loans.

Assets under administration

AUA were down $5.5 billion or 2% from 2017, primarily due to market conditions, in particular volatility in equity markets in the fourth quarter of 2018. AUM amounts are included in the amounts reported under AUA.

22	CIBC 2018 ANNUAL REPORT

Management’s discussion and analysis

U.S. Commercial Banking and Wealth Management

U.S. Commercial Banking and Wealth Management provides high-touch, relationship-oriented commercial, personal and small business banking, as well as wealth management services to meet the needs of middle-market companies, executives, entrepreneurs, high-net-worth individuals and families in the markets we serve in the U.S.

Our business strategy

Our goal is to build the go-to commercial and wealth management bank for our chosen client segments and markets with a focus on developing deep, profitable relationships leveraging the full complement of CIBC’s products and services across our North American platform. To deliver on this, our three key strategic priorities are:

•	Growing organically through long-term client relationships
•	Enhancing our U.S. platform
•	Investing to serve our clients

2018 progress

In 2018, we made strong progress on our strategy.

Growing organically through long-term client relationships	Enhancing our U.S. platform	Investing to serve our clients

•    Achieved revenue growth, reflecting solid business performance and our continued focus on building full, profitable client relationships.

•    Generated solid loan and deposit growth, as we continue to capitalize on referral opportunities to do more for our combined North American client base.

•    Generated strong growth in AUM and AUA and added private banking services for wealth management clients, reflecting continued client development efforts.

•    Leveraged the combined strengths and resources of CIBC to better serve clients with cross-border banking needs and to expand relationships with U.S. large corporate clients.

•    Maintained focus on strong asset quality, which overall remained stable.

•    Unified the North American wealth business under the CIBC Private Wealth Management name to communicate the robust complement of investment management, wealth planning, trust and private banking services that we provide to our clients and their families.

•    Managed expenses while appropriately investing in our growth, with an efficiency ratio of 57.9% for 2018.

•    Introduced the CIBC Bank USA Smart Account, giving Canadian clients a U.S. based account that links to their Canadian accounts, and the CIBC Agility online savings account for U.S. clients, providing an important granular deposit-generating and brand-building platform.

•    Opened three new commercial banking offices and added private bankers to existing CIBC Private Wealth Management offices, adding a full complement of solutions in key markets.

2018 financial review

•	Strong loan and deposit growth of 11% and 12%, respectively, reflecting our continued focus on building client relationships
•	Asset quality remained stable, with non-performing assets representing 0.64% of total assets at October 31, 2018
•	Year-over-year growth of 8% in AUA and 2% in AUM
•	Four CIBC Private Wealth Management Advisors were ranked in Barron’s 2018 Top Women Financial Advisors List

Our focus for 2019

We are building a relationship-focused bank. To build on our momentum, we will continue to align our focus in 2019 to CIBC’s overall strategy and priorities. We will do this by:

•	Growing organically by adding and deepening our client relationships and selectively entering additional markets and specialty businesses;
•	Continuing to build a strong U.S. operating platform by investing appropriately in our growth, while managing expenses; and
•	Ensuring we maintain our risk discipline through selective evaluation of new opportunities, portfolio diversification, and quality of funding sources.

CIBC 2018 ANNUAL REPORT	23

Management’s discussion and analysis

Results(1)

$ millions, for the year ended October 31	2018	2017 (2)	2016
Revenue
Commercial banking	$1,197	$532	$166
Wealth management	563	324	217
Other	6	20	2
Total revenue (3)(4)	1,766	876	385
Provision for (reversal of) credit losses
Impaired (5)	67	37	(2)
Performing (5)	12	47	n/a
Provision for (reversal of) credit losses	79	84	(2)
Non-interest expenses	1,023	534	288
Income before income taxes	664	258	99
Income taxes (3)	99	55	12
Net income	$565	$203	$87
Net income attributable to:
Equity shareholders (a)	$565	$203	$87
Efficiency ratio	57.9%	61.0%	74.8%
Return on equity (6)	8.1%	7.5%	17.6%
Charge for economic capital (6) (b)	$(664)	$(256)	$(48)
Economic profit (6) (a+b)	$(99)	$(53)	$39
Average assets ($ billions)	$42.0	$19.9	$8.4
Average loans ($ billions)	$30.4	$15.9	$8.0
Average deposits ($ billions)	$22.3	$7.6	$0.1
AUA ($ billions)	$80.0	$74.0	$44.1
AUM ($ billions)	$60.0	$58.7	$38.0
Full-time equivalent employees	1,947	1,753	310

(1)	For additional segmented information, see Note 30 to the consolidated financial statements.
(2)	Certain information has been reclassified to conform to the funds transfer pricing methodology adopted in the current year relating to CIBC Bank USA.
(3)

Revenue and income taxes are reported on a TEB basis. Accordingly, revenue and income taxes include a TEB adjustment of $2 million (2017: $2 million; 2016: nil). The equivalent amounts are offset in the revenue and income taxes of Corporate and Other.

(4)

Included $55 million of accretion of the acquisition date fair value discount on the acquired loans of The PrivateBank, shown as an item of note (2017: $45 million, of which $31 million was included as an item note in the fourth quarter of 2017).

(5)

As a result of our adoption of IFRS 9 effective November 1, 2017, we now recognize provision for credit losses on both impaired and performing loans in the SBU. In prior years, provision for credit losses on performing loans other than that of CIBC Bank USA was recognized in Corporate and Other.

(6)	For additional information, see the “Non-GAAP measures” section.
n/a	Not applicable.

Financial overview

Net income was up $362 million or 178% from 2017, primarily due to the inclusion of the results of CIBC Bank USA for the full year of $407 million (2017: $96 million). The prior year only included the results of CIBC Bank USA following the acquisition on June 23, 2017.

Revenue

Revenue was up $890 million or 102% from 2017. CIBC Bank USA contributed $1,257 million to revenue during the year (2017: $448 million).

Commercial banking revenue was up $665 million or 125%, primarily due to the inclusion of the results of CIBC Bank USA for the full year, which included accretion of the acquisition date fair value discount on the acquired loans of The PrivateBank.

Wealth management revenue was up $239 million or 74%, primarily due to the inclusion of the results of CIBC Bank USA for the full year, which included accretion of the acquisition date fair value discount on the acquired loans of The PrivateBank, and growth in average AUA mainly due to the acquisition of Geneva Advisors in the fourth quarter of 2017.

Other revenue was down $14 million or 70%, primarily due to the treasury activities of CIBC Bank USA.

Provision for credit losses

Provision for credit losses was down $5 million or 6% from 2017. Provision for credit losses on impaired loans was up due to higher loan losses in CIBC Bank USA, partially offset by lower loan losses in the pre-existing U.S. real estate finance portfolio. Provision for credit losses on performing loans was down, primarily due to the establishment of a collective allowance (prior to our adoption of IFRS 9) for new loan originations and renewals of acquired loans relating to CIBC Bank USA in the prior year, of which $35 million was shown as an item of note in the fourth quarter of 2017.

Non-interest expenses

Non-interest expenses were up $489 million or 92% from 2017, primarily due to the inclusion of the non-interest expenses of CIBC Bank USA for the full year of $666 million (2017: $244 million), which included compensation expenses of $32 million (2017: $40 million) related to the retention of key employees.

Income taxes

Income taxes were up $44 million or 80% from 2017, primarily due to higher income from the inclusion of the results of CIBC Bank USA for the full year, partially offset by a lower effective tax rate due to the U.S. tax reforms enacted in the first quarter of 2018.

Average assets

Average assets were up $22.1 billion or 111% from 2017 due to the inclusion of the balances of CIBC Bank USA for the full year and growth in commercial loans.

Assets under administration

AUA were up $6.0 billion or 8% from 2017, primarily due to the favourable impact of foreign exchange rates, net sales, and market appreciation. AUM amounts are included in the amounts reported under AUA.

24	CIBC 2018 ANNUAL REPORT

Management’s discussion and analysis

Capital Markets

Capital Markets provides integrated global markets products and services, investment banking advisory and execution, corporate banking and top-ranked research to corporate, government and institutional clients around the world.

Our business strategy

Our goal is to be the leading capital markets franchise for our core clients in Canada and the lead relationship bank for our key clients globally by delivering best-in-class insight, advice and execution. To enable CIBC’s strategy and priorities, we collaborate with our partners across our bank to deepen and enhance client relationships. To deliver on our goal, our three key strategic priorities are:

•	Becoming the leading capital markets platform in Canada for our core clients
•	Building a North American client platform with global capabilities
•	Increasing connectivity across CIBC to deliver better service for clients

2018 progress

In 2018, we made good progress on our strategy.

Becoming the leading capital markets platform in Canada for our core clients	Building a North American client platform with global capabilities	Increasing connectivity across CIBC to deliver better service for clients

•    Continued to hold leadership positions in syndicated loans, debt and equity underwriting, advisory services, equity trading, commodities and foreign exchange.

•    Supported our clients by investing in our talent, further developing our proprietary technology, expanding our structuring expertise and advice, and leveraging our market expertise.

•    Strengthened our platform by continuing to evolve our research coverage framework and provide specialized advice and solutions, aligned to the macro trends influencing the global economy and our clients.

•    Continued to shape our business around the new economy, building out dedicated teams in areas such as renewable energy, private capital, innovation, and infrastructure.

•    Completed the systems integration of U.S. based clients into our Chicago-based capital markets platform, enabling us to offer broader products and services to U.S. and cross-border clients.

•    Expanded our investment banking leadership and debt and equity capital markets and advisory talent to support commercial and corporate clients.

•    Launched our new U.S. Prime Service business, focused on meeting the needs of U.S. based alternative asset managers and other cross-border clients, and furthering our North American platform for growth.

•    Strengthened our no-fee CIBC Global Money Transfer service by increasing the number of countries to 75 and launching Remi, a chatbot making it easier for clients to send money abroad.

•    Digitalized our Foreign Cash offering enabling online check-out with flexible delivery options to a home address, a CIBC Banking Centre, or Toronto Pearson Airport, increasing convenience for our clients.

•    Launched our International Student Banking Offer providing international students with access to essential financial solutions to support their new lives in Canada including bank accounts and GICs.

•    Restructured our client teams to enhance partnerships with Commercial Banking and Wealth Management to bring our suite of wealth and capital markets solutions to small businesses, family offices, ultra high-net-worth clients, foundations and endowments.

2018 financial review

Revenue ($ billions)	Net income ($ millions)	Efficiency ratio (%)	Average value-at-risk (VaR) ($ millions)

As a leading capital markets franchise in Canada and banking partner to our clients around the world, Capital Markets acted as:

•

Financial advisor to the shareholders of GFL Environmental Inc. on a transaction whereby BC Partners, Ontario Teachers’ Pension Plan and other investors agreed to recapitalize the company’s ownership at an implied enterprise value of $5.1 billion;

•

Financial advisor, co-lead arranger and joint bookrunner to Metro Inc. on the $4.5 billion acquisition of the Jean Coutu Group Inc., $3.4 billion committed bank facilities and $1.2 billion senior unsecured notes offering;

•	Joint lead manager and joint bookrunner on the inaugural $1.5 billion green bond offering for CPPIB Capital Inc., which was the largest-ever Canadian dollar green bond;
•	Bookrunner on a US$650 million First Mortgage Bond offering for Public Service Electric & Gas representing CIBC’s first active bookrunner role for the PSEG family and the third joint bookrunner title;

CIBC 2018 ANNUAL REPORT	25

Management’s discussion and analysis

•

Lead manager and joint bookrunner on $405 million offering of subscription receipts and flow-through shares for NuVista Energy Ltd. in support of its acquisition of assets from Cenovus Energy Inc. with CIBC acting as exclusive financial advisor;

•

Financial advisor to Superior Plus LP on its $900 million acquisition of NGL Energy’s Retail propane distribution business, as well as joint bookrunner on a concurrent $400 million subscription receipt offering and a $150 million high-yield note offering, and acted as co-underwriter of a $400 million secured bridge loan facility. CIBC also executed related capital markets hedge transactions;

•

Lead manager and joint bookrunner on $288 million subscription receipts offering, co-lead arranger, joint bookrunner and administrative agent on $1.4 billion in credit facilities for Transcontinental Inc. in support of its acquisition of Coveris Americas; and

•	Lead manager and joint bookrunner on $242 million initial public offering of common shares for MAV Beauty Brands Inc.

Capital Markets awards and recognition

•	The Leader in Canadian Equity Trading – #1 in Volume, Value and Number of Trades, TSX and ATS Market Share Report, 2009 – present (IRESS Market Technology)
•	Share Leader by Greenwich Associates in:
•	Overall Canadian Fixed Income Market Share Canadian Equity Trading Share (2018)
•	Canadian Equity Algo Trading Share (2018)
•	Canadian Equity Research/Advisory Vote Share (2017 – 2018)
•	Canadian Equity Trading Share (2017 – 2018)
•	Quality Leader in Canadian Foreign Exchange Services Quality (2017 – 2018) by Greenwich Associates
•	Multi-deal winner at the 2018 IJGlobal Americas Deals of the Year Awards:
•	North America Project Bond Deal of the Year – Indiana Toll Road Concession Company
•	North America Transmission Deal of the Year – Alberta Powerline, Fort McMurray West 500 kV Transmission Project
•	North America Social Infrastructure Deal of the Year – Ohio State University Utility System
•	North America Airport Deal of the Year – Bermuda Skyport
•	CIBC Capital Markets was the #1 initial public offering underwriter in Canada by Bloomberg (2000 – 2018)
•	Top Canadian Prime Broker, by Alternative IQ (2016 – 2018)

Revenue – Global markets ($ millions)	Revenue – Corporate and investment banking ($ millions)

Our focus for 2019

To support our bank’s long-term objectives, Capital Markets remains focused on driving client-focused growth and collaborating with our partners across our bank to deepen and enhance client relationships. We will continue to do this by:

•	Strengthening our leadership positions in Canada through our focused approach to client coverage;
•

Growing our North American platform by further expanding our U.S. reach and broadening the services offered to clients, including the rollout of our U.S. Prime Service business, continued collaboration across teams in the U.S. to meet the needs of cross-border and U.S. domiciled clients across corporate and commercial markets; and

•

Strengthening our connectivity, technology and innovation efforts to bring more of our bank’s offering to our clients, including leveraging dedicated resources to drive growth and deepen relationships with personal banking, high-net-worth, and commercial banking clients.

26	CIBC 2018 ANNUAL REPORT

Management’s discussion and analysis

Results(1)

$ millions, for the year ended October 31	2018	2017	2016
Revenue
Global markets	$1,674	$1,601	$1,645
Corporate and investment banking	1,229	1,216	1,093
Other	9	6	18
Total revenue (2)	2,912	2,823	2,756
Provision for (reversal of) credit losses
Impaired (3)	8	(4)	155
Performing (3)	(38)	n/a	n/a
Provision for (reversal of) credit losses	(30)	(4)	155
Non-interest expenses	1,492	1,373	1,328
Income before income taxes	1,450	1,454	1,273
Income taxes (2)	381	364	281
Net income	$1,069	$1,090	$992
Net income attributable to:
Equity shareholders (a)	$1,069	$1,090	$992
Efficiency ratio	51.2%	48.6%	48.2%
Return on equity (4)	39.4%	35.5%	30.6%
Charge for economic capital (4) (b)	$(266)	$(299)	$(314)
Economic profit (4) (a+b)	$803	$791	$678
Average assets ($ billions)	$166.2	$156.4	$154.8
Full-time equivalent employees	1,396	1,314	1,260

(1)	For additional segmented information, see Note 30 to the consolidated financial statements.
(2)

Revenue and income taxes are reported on a TEB basis. Accordingly, revenue and income taxes include a TEB adjustment of $278 million (2017: $298 million; 2016: $474 million). The equivalent amounts are offset in the revenue and income taxes of Corporate and Other.

(3)

As a result of our adoption of IFRS 9 effective November 1, 2017, we now recognize provision for credit losses on both impaired and performing loans in the SBU. In prior years, provision for credit losses on performing loans was recognized in Corporate and Other.

(4)	For additional information, see the “Non-GAAP measures” section.
n/a	Not applicable.

Financial overview

Net income was down $21 million or 2% from 2017, primarily due to higher non-interest expenses and a higher effective tax rate, partially offset by higher revenue and a higher reversal of credit losses.

Revenue

Revenue was up $89 million or 3% from 2017.

Global markets revenue was up $73 million or 5%, primarily due to higher revenue from our foreign exchange and equity derivatives trading businesses and global markets financing activities, partially offset by lower revenue from the movement in reserves related to derivative client exposure and our commodities trading business.

Corporate and investment banking revenue was up $13 million or 1%, primarily due to higher corporate banking and advisory revenue, partially offset by lower investment portfolio gains and lower revenue from equity and debt underwriting.

Other revenue was comparable with the prior year.

Provision for (reversal of) credit losses

Reversal of credit losses was up $26 million from 2017, primarily due to a reduction in allowance for performing loans in the current year, driven by improvements in the oil and gas sector and an economic outlook that has improved since our adoption of IFRS 9 on November 1, 2017. The current year also included a provision for credit losses on impaired loans compared with a reversal of credit losses on impaired loans in the prior year due to recoveries in the oil and gas sector.

Non-interest expenses

Non-interest expenses were up $119 million or 9% from 2017, primarily due to higher performance-based and employee-related compensation and spending on strategic initiatives.

Income taxes

Income taxes were up $17 million or 5% from 2017, primarily due to the impact of changes in the proportion of income subject to varying rates of tax in different jurisdictions.

Average assets

Average assets were up $9.8 billion or 6% from 2017, primarily due to an increase in securities purchased under resale agreement and loan balances, partially offset by lower trading securities.

CIBC 2018 ANNUAL REPORT	27

Management’s discussion and analysis

Corporate and Other

Corporate and Other includes the following functional groups – Administration, Client Connectivity and Innovation, Finance, Human Resources and Communications, Internal Audit, Risk Management, and Technology and Operations, as well as other support groups. The expenses of these functional and support groups are generally allocated to the business lines within the SBUs. The functional and support costs of CIBC Bank USA are recognized directly in the U.S. Commercial Banking and Wealth Management SBU. Corporate and Other also includes the results of CIBC FirstCaribbean and other strategic investments, as well as other income statement and balance sheet items not directly attributable to the business lines.

Results(1)

$ millions, for the year ended October 31	2018	2017	2016
Revenue
International banking	$663	$723	$722
Other	23	(104)	152
Total revenue (2)	686	619	874
Provision for (reversal of) credit losses
Impaired (3)	102	20	22
Performing (3)	(27)	(53)	111
Provision for (reversal of) credit losses	75	(33)	133
Non-interest expenses	1,280	1,295	1,351
Loss before income taxes	(669)	(643)	(610)
Income taxes (2)	(465)	(510)	(675)
Net income (loss)	$(204)	$(133)	$65
Net income (loss) attributable to:
Non-controlling interests	$17	$19	$20
Equity shareholders	(221)	(152)	45
Full-time equivalent employees	21,792	22,071	21,156

(1)	For additional segmented information, see Note 30 to the consolidated financial statements.
(2)

Revenue and income taxes of Capital Markets and U.S. Commercial Banking and Wealth Management are reported on a TEB basis. The equivalent amounts are offset in the revenue and income taxes of Corporate and Other. Accordingly, revenue and income taxes include a TEB adjustment of $280 million (2017: $300 million; 2016: $474 million).

(3)

As a result of our adoption of IFRS 9 effective November 1, 2017, we now recognize provision for credit losses on both impaired and performing loans in the SBUs. In prior years, provision for credit losses on performing loans was recognized in Corporate and Other, with the exception of provision for credit losses related to CIBC Bank USA, which was recognized in U.S. Commercial Banking and Wealth Management, and provision for credit losses on: (i) performing residential mortgages greater than 90 days delinquent; and (ii) performing personal loans and scored small business loans greater than 30 days delinquent, which was recognized in Canadian Personal and Small Business Banking. Provision for credit losses related to CIBC FirstCaribbean continues to be recognized in Corporate and Other.

Financial overview

Net loss was up $71 million or 53% from 2017, primarily due to a provision for credit losses compared with a reversal of credit losses in 2017 and a lower income tax benefit, partially offset by higher revenue and lower non-interest expenses.

Revenue

Revenue was up $67 million or 11% from 2017.

International banking revenue was down $60 million or 8% from 2017, primarily due to losses recognized on debt securities in CIBC FirstCaribbean as a result of the Barbados government debt restructuring, of which $61 million was shown as an item of note in the fourth quarter of 2018.

Other revenue was up $127 million or 122% from 2017, primarily due to higher treasury revenue.

Provision for (reversal of) credit losses

Provision for credit losses was $75 million, compared with a reversal of credit losses of $33 million in 2017. Provision for credit losses on impaired loans was up due to higher loan losses in CIBC FirstCaribbean, which included losses on sovereign loans resulting from the Barbados government debt restructuring noted above, of which $28 million was shown as an item of note in the fourth quarter of 2018. Reversal of credit losses on performing loans was down, as the prior year included reductions in the collective allowance (prior to our adoption of IFRS 9), while the current year included a reduction in allowance driven by model parameter updates relating to CIBC FirstCaribbean and the transfer of certain sovereign loans to the impaired portfolio as a result of the Barbados government debt restructuring noted above.

Non-interest expenses

Non-interest expenses were down $15 million or 1% from 2017, primarily due to lower corporate support costs and an increase in legal provisions in 2017, shown as an item of note. The decrease was partially offset by higher spending on strategic initiatives and higher performance-based compensation.

Income taxes

Income tax benefit was down $45 million, primarily due to net tax adjustments resulting from the U.S. tax reforms enacted in the first quarter of 2018, shown as an item of note, partially offset by a $19 million tax recovery relating to realized losses arising from the Barbados government debt restructuring, shown as an item of note, and a $16 million tax recovery relating to the utilization of certain tax loss carryforwards.

28	CIBC 2018 ANNUAL REPORT

Management’s discussion and analysis

Financial condition

Review of condensed consolidated balance sheet

$ millions, as at October 31	2018	2017
Assets
Cash and deposits with banks	$17,691	$14,152
Securities	101,664	93,419
Securities borrowed or purchased under resale agreements	48,938	45,418
Loans and acceptances	381,661	365,558
Derivative instruments	21,431	24,342
Other assets	25,714	22,375
	$597,099	$565,264
Liabilities and equity
Deposits	$461,015	$439,706
Obligations related to securities lent or sold short or under repurchase agreements	47,353	43,708
Derivative instruments	20,973	23,271
Acceptances	10,296	8,828
Other liabilities	18,266	15,305
Subordinated indebtedness	4,080	3,209
Equity	35,116	31,237
	$597,099	$565,264

Assets

Total assets as at October 31, 2018 were up $31.8 billion or 6% from 2017, of which approximately $3 billion was the result of appreciation of the U.S. dollar.

Cash and deposits with banks increased by $3.5 billion or 25%, mainly due to higher short-term placements in Treasury.

Securities increased by $8.2 billion or 9%, comprised primarily of an increase in debt securities issued or guaranteed by Canadian governments, partially offset by a decrease in corporate equity and mortgage-backed securities. Further details on the composition of securities are provided in the “Supplementary annual financial information” section and Note 4 to the consolidated financial statements.

Securities borrowed or purchased under resale agreements increased by $3.5 billion or 8%, primarily due to client-driven activities.

Net loans and acceptances increased by $16.1 billion or 4%, due to an increase in business and government loans and personal loans. Further details on the composition of loans and acceptances are provided in the “Supplementary annual financial information” section and Note 5 to the consolidated financial statements.

Derivative instruments decreased by $2.9 billion or 12%, largely driven by a decrease in interest rate and foreign exchange derivatives valuation, partially offset by an increase in other commodity derivatives valuation.

Other assets increased by $3.3 billion or 15%, primarily due to an increase in broker receivables, collateral pledged for derivatives and current tax receivable.

Liabilities

Total liabilities as at October 31, 2018 were up $28.0 billion or 5% from 2017, of which approximately $3 billion was the result of appreciation of the U.S. dollar.

Deposits increased by $21.3 billion or 5%, primarily due to increased wholesale funding, and domestic retail volume growth. Further details on the composition of deposits are provided in the “Supplementary annual financial information” section and Note 10 to the consolidated financial statements.

Obligations related to securities lent or sold short or under repurchase agreements increased by $3.6 billion or 8%, primarily due to client-driven activities.

Derivative instruments decreased by $2.3 billion or 10%, largely driven by a decrease in foreign exchange and interest rate derivatives valuation, partially offset by an increase in equity derivatives valuation.

Acceptances increased by $1.5 billion or 17%, driven by changes in client activities.

Other liabilities increased by $3.0 billion or 19%, primarily due to an increase in broker payables, accounts payable and collateral received for derivatives.

Subordinated indebtedness increased by $0.9 billion or 27%, mainly due to the issuance in the second quarter of 2018, net of redemptions in the third quarter of 2018. For further details see the “Capital resources” section.

Equity

Equity as at October 31, 2018 increased $3.9 billion or 12% from 2017, primarily due to a net increase in retained earnings, which includes an opening equity charge of $0.1 billion related to the adoption of IFRS 9, and the issuance of common and preferred shares.

CIBC 2018 ANNUAL REPORT	29

Management’s discussion and analysis

Capital resources

Our capital strength protects our depositors and creditors from risks inherent in our businesses, allows us to absorb unexpected losses, and enables us to take advantage of attractive business opportunities. It also enables us to maintain a favourable credit standing and to raise additional capital or other funding on attractive terms. Our objective is to maintain a strong and efficient capital base. Capital needs to be monitored and rebalanced continually; we manage and monitor our capital to maximize risk-adjusted return to shareholders and to maintain a sufficient capital buffer to ensure that we meet regulatory requirements.

Regulatory capital requirements under Basel III

Our regulatory capital requirements are determined in accordance with guidelines issued by OSFI, which are based upon the risk-based capital standards developed by the Basel Committee on Banking Supervision (BCBS).

Regulatory capital consists of CET1, Tier 1 and Tier 2 capital. OSFI requires all institutions to achieve target capital ratios that meet or exceed the 2019 all-in minimum ratios plus a conservation buffer. “All-in” is defined by OSFI as capital calculated to include all of the regulatory adjustments that will be required by 2019, but retaining the phase-out rules for non-qualifying capital instruments. Certain deductions from CET1 capital that were phased in at a rate of 20% per year from 2014 for the calculation of capital under the transitional rules are now fully deducted, and therefore beginning in the first quarter of 2018, there is no longer a determination of transitional capital.

CIBC, along with Bank of Montreal, Bank of Nova Scotia, National Bank of Canada, Royal Bank of Canada, and the Toronto-Dominion Bank, have been designated by OSFI as domestic systemically important banks (D-SIBs) in Canada. D-SIBs are subject to a CET1 surcharge equal to 1.0% of RWAs. In June 2018, OSFI publicly disclosed a 1.5% Domestic Stability Buffer requirement for D-SIBs. See the “Continuous enhancement to regulatory capital requirements” section for additional details. This results in current targets, including all buffer requirements, for CET1, Tier 1 and Total capital ratios of 9.5%, 11.0%, and 13.0%, respectively, for D-SIBs. These targets may be higher for certain institutions at OSFI’s discretion. Additionally, banks need to hold an incremental countercyclical capital buffer equal to their weighted-average buffer requirement in Canada and across certain other jurisdictions where they have private sector credit exposures. The countercyclical capital buffer applicable to CIBC is insignificant as at October 31, 2018.

Capital adequacy requirements are applied on a consolidated basis consistent with our financial statements, except for our insurance subsidiaries (CIBC Reinsurance Company Limited and CIBC Life Insurance Company Limited), which are excluded from the regulatory scope of consolidation. The basis of consolidation applied to our financial statements is described in Note 1 to the consolidated financial statements. Starting January 2018, CIBC Life Insurance Company Limited is subject to OSFI’s Life Insurance Capital Adequacy Test.

A comparison of the BCBS transitional capital ratio requirements and the OSFI all-in target capital ratio requirements is as follows:

The tiers of regulatory capital indicate increasing quality/permanence and the ability to absorb losses. The major components of our regulatory capital are summarized as follows:

(1)	Excluding accumulated other comprehensive income (AOCI) relating to cash flow hedges and changes to FVO liabilities attributable to changes in own credit risk.

30	CIBC 2018 ANNUAL REPORT

Management’s discussion and analysis

Risk-weighted assets

The following table provides a summary of permissible regulatory capital approaches and those adopted by CIBC:

Risk category	Permissible regulatory capital approaches	Approach adopted by CIBC
Credit risk(1)

Basel provides three approaches for calculating credit risk capital requirements – standardized, foundation and advanced internal ratings-based (AIRB). OSFI expects financial institutions in Canada with Total capital in excess of $5 billion to use the AIRB approach for all material portfolios and credit businesses.

Basel provides three approaches for calculating counterparty credit risk for derivatives and repo-style transactions – current exposure method, standardized approach and internal model method.

Permitted approaches for equity positions in the banking book (which includes equity investments in funds) include a standardized approach, a market-based approach, a look-through approach, a mandate-based approach and a fall-back approach.

Basel provides two approaches for calculating credit risk capital requirements for securitization positions in the banking book – standardized and internal ratings-based (IRB) approaches.

We have adopted the AIRB approach for the majority of our credit portfolios. Under this methodology, we utilize our own internal estimates to determine probability of default (PD), loss given default (LGD), maturity, and exposure at default (EAD) for lending products and securities. We utilize the standardized approach for credit portfolios within CIBC Bank USA and CIBC FirstCaribbean. We periodically review portfolios under the standardized approach for consideration of adoption of the AIRB approach.

We use the current exposure method for counterparty credit risk which reflects the current fair value of the exposure, plus an estimate of the maximum potential future exposure due to changes in market conditions.

We use the standardized approach for equity positions in the banking book and both the look-through and mandate-based approaches for equity investments in funds.

We use the IRB approach for securitization exposures, which comprises several calculation approaches (ratings-based, supervisory formula, and the internal assessment approach).

Market risk	Market risk capital requirements can be determined under the standardized or internal models approaches. The latter involves the use of internal VaR models to measure market risk and determine the appropriate capital requirement. The stressed VaR and incremental risk charge (IRC) also form part of the internal models approach.	We use the internal models approach to calculate market risk capital. Our internal market risk models comprise VaR, stressed VaR, and IRC. We also use the IRB approach for trading book securitization positions.
Operational risk	Operational risk capital requirements can be determined under the basic indicator approach, standardized approach or advanced measurement approach (AMA).	We use AMA and standardized approaches based on OSFI rules to calculate operational risk capital.

(1)	Includes counterparty credit risk.

Since the introduction of Basel II in 2008, OSFI has prescribed a capital floor requirement for institutions that use the AIRB approach for credit risk.

Effective in the second quarter of 2018, the capital floor is determined by comparing a capital requirement calculated by reference to the Basel II standardized approach against the Basel III calculation, as specified by OSFI. Any shortfall in the Basel III capital requirement compared with the floor factor (currently set at 75%) applied to the capital requirements under the Basel II standardized approach is added to RWAs. Prior to the second quarter of 2018, the capital floor for banks using the AIRB approach for credit risk was determined by reference to the Basel I instead of the Basel II standardized approach calculation. See the “Continuous enhancement to regulatory capital requirements” section for additional details.

CIBC 2018 ANNUAL REPORT	31

Management’s discussion and analysis

Regulatory capital and ratios

The components of our regulatory capital and ratios under Basel III are presented in the table below:

$ millions, as at October 31	2018	2017
Common Equity Tier 1 (CET1) capital: instruments and reserves
Directly issued qualifying common share capital plus related stock surplus	$13,379	$12,685
Retained earnings	18,537	16,101
AOCI (and other reserves)	777	452
Common share capital issued by subsidiaries and held by third parties (amount allowed in group CET1)	118	109
CET1 capital before regulatory adjustments	32,811	29,347
CET1 capital: regulatory adjustments
Prudential valuation adjustments	27	62
Goodwill (net of related tax liabilities)	5,489	5,284
Other intangibles other than mortgage-servicing rights (net of related tax liabilities)	1,661	1,654
Deferred tax assets excluding those arising from temporary differences (net of related tax liabilities)	38	18
Defined benefit pension fund net assets (net of related tax liabilities)	284	160
Other	671	551
Total regulatory adjustments to CET1 capital	8,170	7,729
CET1 capital	24,641	21,618
Additional Tier 1 (AT1) capital: instruments
Directly issued qualifying AT1 instruments plus related stock surplus (1)	2,250	1,797
Directly issued capital instruments subject to phase out from AT1 (2)	1,003	1,253
AT1 instruments issued by subsidiaries and held by third parties (amount allowed in AT1)	14	14
AT1 capital	3,267	3,064
Tier 1 capital (T1 = CET1 + AT1)	27,908	24,682
Tier 2 capital: instruments and provisions
Directly issued qualifying Tier 2 instruments plus related stock surplus (3)	3,430	1,961
Directly issued capital instruments subject to phase out from Tier 2	579	1,204
Tier 2 instruments issued by subsidiaries and held by third parties (amount allowed in Tier 2)	20	19
General allowances (2017: Collective allowance under IAS 39)	293	263
Tier 2 capital (T2)	4,322	3,447
Total capital (TC = T1 + T2)	$32,230	$28,129
CET1 capital RWA (4)	$216,144	$203,321
Tier 1 capital RWA (4)	216,303	203,321
Total capital RWA (4)	216,462	203,321
Capital ratios
CET1 ratio	11.4%	10.6%
Tier 1 capital ratio	12.9%	12.1%
Total capital ratio	14.9%	13.8%

(1)	Comprises non-cumulative Class A Preferred Shares Series 39, 41, 43, 45 and 47 which are treated as non-viability contingent capital (NVCC) in accordance with OSFI’s capital adequacy guidelines.
(2)	Comprises CIBC Tier 1 Notes – Series A and Series B due June 30, 2108 (together, the Tier 1 Notes).
(3)	Comprises Debentures due on October 28, 2024, January 26, 2026 and April 4, 2028 which are treated as NVCC in accordance with OSFI’s capital adequacy guidelines.
(4)	RWAs as at October 31, 2017 include a capital floor adjustment. See the “Risk-weighted assets” section for additional details.

The CET1 ratio at October 31, 2018 increased 0.8% from October 31, 2017, primarily due to an increase in CET1 capital resulting from internal capital generation (net income less dividends and share repurchases) and common share issuance, net of a reduction due to the impact of our adoption of IFRS 9. The increase in CET1 capital was partially offset by the impact of an increase in CET1 capital RWAs.

The Tier 1 capital ratio at October 31, 2018 increased 0.8% from October 31, 2017 primarily for the reasons noted above for the CET1 ratio, as well as the issuance of eligible preferred shares during the year, partially offset by an increase in the phase-out of the Innovative Tier 1 Notes from AT1 capital.

The Total capital ratio at October 31, 2018 increased 1.1% from October 31, 2017 for the reasons discussed for the Tier 1 capital ratio, as well as the issuance, net of redemptions, of Tier 2 eligible subordinated indebtedness.

We hold regulatory capital against the underlying exposures associated with our credit card securitization trust, CARDS II Trust, as we have in the past provided non-contractual support to the trust. Relative to the securitization framework, holding regulatory capital against the underlying exposures resulted in a reduction of our 2018 CET1, Tier 1 and Total capital ratios by approximately 0.15%, 0.16% and 0.18%, respectively (2017: 0.12%, 0.14% and 0.15%, respectively). We will be permitted to apply the securitization framework effective November 1, 2018 as the conditions outlined in OSFI’s 2019 CAR Guideline have been met.

32	CIBC 2018 ANNUAL REPORT

Management’s discussion and analysis

Components of risk-weighted assets

The components of our RWAs and corresponding minimum total capital requirements are presented in the table below:

$ millions, as at October 31	2018		2017
	RWA	Minimum total capital required (1)	RWA (2)	Minimum total capital required (1)(2)
Credit risk (3)
Standardized approach
Corporate	$32,443	$2,595	$28,029	$2,242
Sovereign	2,319	185	1,597	128
Banks	470	38	488	39
Real estate secured personal lending	2,764	221	2,735	219
Other retail	903	72	933	75
Trading book	247	20	187	15
Equity	436	35	472	38
	39,582	3,166	34,441	2,756
AIRB approach (4)
Corporate	68,402	5,472	64,924	5,194
Sovereign (5)	2,144	171	2,093	167
Banks	3,547	284	3,215	257
Real estate secured personal lending	16,072	1,286	14,738	1,179
Qualifying revolving retail	18,071	1,446	17,355	1,388
Other retail	7,773	622	7,579	606
Equity	299	24	314	25
Trading book	3,982	319	3,345	268
Securitization	1,050	84	1,341	107
Adjustment for scaling factor	7,280	582	6,884	551
	128,620	10,290	121,788	9,742
Other credit RWA (6)	10,697	856	11,427	914
Total credit risk (before adjustment for CVA phase-in) (7)	178,899	14,312	167,656	13,412
Market risk (Internal Models and IRB Approach)
VaR	868	70	935	75
Stressed VaR	2,084	167	2,058	165
Incremental risk charge	2,865	229	1,843	147
Securitization and other	566	45	556	44
Total market risk	6,383	511	5,392	431
Operational risk	26,626	2,130	24,664	1,973
Total RWA before adjustments for CVA phase-in and capital floor	$211,908	$16,953	$197,712	$15,816
CVA capital charge (7)
CET1 RWA	$4,236	$339	$3,498	$280
Tier 1 RWA	4,395	352	3,741	299
Total RWA	4,554	364	3,935	315
Capital floor adjustment (7)
CET1 RWA	n/a	n/a	$2,111	$169
Tier 1 RWA	n/a	n/a	1,868	150
Total RWA	n/a	n/a	1,674	134
Total RWA after adjustments for CVA phase-in and capital floor (7)
CET1 capital RWA	$216,144	$17,292	$203,321	$16,265
Tier 1 capital RWA	216,303	17,305	203,321	16,265
Total capital RWA	216,462	17,317	203,321	16,265

(1)

Refers to the minimum standard established by the BCBS before the application of the capital conservation buffer and any other capital buffers that may be established by regulators from time to time. It is calculated by multiplying RWA by 8%.

(2)	Certain information has been reclassified to conform to the presentation adopted in the current year.
(3)

Credit risk includes counterparty credit risk, which comprises derivative and repo-style transactions. Credit risk for CIBC Bank USA and CIBC FirstCaribbean are calculated under the standardized approach.

(4)	Includes RWAs relating to equity investments in funds and certain commercial loans which are determined using the supervisory slotting approach.
(5)	Includes residential mortgages insured by Canada Mortgage and Housing Corporation (CMHC), an agency of the Government of Canada, and government guaranteed student loans.
(6)

Comprises RWAs relating to derivative and repo-style transactions cleared through qualified central counterparties (QCCPs), settlement risk, and other assets that are subject to the credit risk framework but are not included in the standardized or IRB frameworks, including other balance sheet assets which are risk-weighted at 100%, significant investments in the capital of non-financial institutions which are risk-weighted at 1250%, settlement risk, and amounts below the thresholds for deduction which are risk-weighted at 250%.

(7)

Before any capital floor requirement as applicable, there are three different levels of RWAs for the calculation of the CET1, Tier 1, and Total capital ratios arising from the option CIBC has chosen for the phase-in of the credit valuation adjustment (CVA) capital charge. RWAs as at October 31, 2017 included a capital floor adjustment. See the “Continuous enhancement to regulatory capital requirements” section for additional details.

n/a	Not applicable.

The increase in CET1 capital RWAs was primarily due to organic growth and net foreign exchange movement, partially offset by capital methodology changes, including removal of the Basel I capital floor adjustment (see the “Continuous enhancement to regulatory capital requirements” section for additional details), the impact of portfolio upgrades and migrations, and capital model updates.

The increase in credit risk RWAs was primarily due to organic growth across our businesses and net foreign exchange movement, partially offset by portfolio upgrades and migrations.

The increase in market risk RWAs was primarily driven by movement in risk levels, which includes changes in open positions and the market rates affecting these positions, capital model updates and foreign exchange movement.

The increase in operational risk RWAs was primarily driven by movement in risk levels under the advanced measurement approach, which reflects changes in loss experience, changes in the business environment, internal control factors and gross income, as defined by the BCBS.

CIBC 2018 ANNUAL REPORT	33

Management’s discussion and analysis

Movement in total regulatory capital

Changes in regulatory capital under Basel III are presented in the table below:

$ millions, for the year ended October 31	2018	2017
CET1 capital
Balance at beginning of year	$21,618	$19,148
Issue of common shares pursuant to the acquisition of The PrivateBank	194	3,443
Issue of common shares pursuant to the acquisition of Geneva Advisors	–	126
Issue of common shares pursuant to the acquisition of Wellington Financial	47	–
Shares issued in lieu of cash dividends	337	749
Other issue of common shares	218	208
Purchase of common shares for cancellation	(104)	–
Premium on purchase of common shares for cancellation	(313)	–
Net income attributable to equity shareholders	5,267	4,699
Preferred and common share dividends	(2,445)	(2,173)
Change in AOCI balances included in regulatory capital
Net foreign currency translation adjustments	286	(376)
Net change in securities measured at FVOCI	(191)	(101)
Net change in cash flow hedges	(51)	10
Net change in post-employment defined benefit plans	226	139
Change in shortfall of allowance to expected losses	(173)	(191)
Change in goodwill and other intangible assets	(212)	(4,219)
Other, including change in regulatory adjustments (1)	(63)	156
CET1 capital balance at end of year	$24,641	$21,618
AT1 capital
Balance at beginning of year	$3,064	$2,518
AT1 eligible capital issues	450	800
Phase-out of innovative Tier 1 notes	(251)	(251)
Other, including change in regulatory adjustments (1)	4	(3)
AT1 capital balance at end of year	$3,267	$3,064
Tier 2 capital
Balance at beginning of year	$3,447	$3,417
New Tier 2 eligible capital issues	1,500	–
Redeemed	(600)	–
Other, including change in regulatory adjustments (1)	(25)	30
Tier 2 capital balance at end of year	$4,322	$3,447
Total capital balance at end of year	$32,230	$28,129

(1)	Includes the net impact on retained earnings and AOCI as at November 1, 2017 from our adoption of IFRS 9. For additional details, see Note 1 to the consolidated financial statements.

Leverage ratio

The Basel III requirements include a non-risk-based capital metric, the leverage ratio, to supplement risk-based capital requirements.

The leverage ratio is defined as Tier 1 capital divided by the leverage ratio exposure. The leverage ratio exposure is defined under the rules as the sum of:

(i)	On-balance sheet assets less Tier 1 capital regulatory adjustments;
(ii)	Derivative exposures;
(iii)	Securities financing transaction exposures; and
(iv)	Off-balance sheet exposures (such as commitments, direct credit substitutes, letters of credit, and securitization exposures).

OSFI expects federally regulated deposit-taking institutions to have leverage ratios that meet or exceed 3.0%. This minimum may be higher for certain institutions at OSFI’s discretion.

$ millions, as at October 31		2018	2017
Tier 1 capital	A	$27,908	$24,682
Leverage ratio exposure	B	653,946	610,353
Leverage ratio	A/B	4.3%	4.0%

The leverage ratio at October 31, 2018 increased 0.3% from October 31, 2017, primarily due to an increase in Tier 1 capital (see the “Regulatory capital and ratios” section for additional details), partially offset by an increase in leverage ratio exposure. The increase in leverage ratio exposure was primarily driven by an increase in on- and off-balance sheet assets.

Continuous enhancement to regulatory capital requirements

The BCBS and OSFI have published a number of proposals for changes to the existing regulatory capital requirements to strengthen the regulation, supervision, and practices of banks with the overall objective of enhancing financial stability. The discussion below provides a summary of BCBS and OSFI publications that have been issued since the beginning of the fiscal year, as well as publications issued in previous fiscal years that are not yet effective, other than those discussed in separate sections of the document.

In December 2017, the Group of Central Bank Governors and Heads of Supervision (GHOS; the oversight body of the BCBS) announced the finalization of Basel III reforms. Revisions have been included in the finalized framework with the objective of reducing excessive variability in RWAs and improving comparability of capital ratios among banks. Notable changes include:

•	Major revisions to the standardized approaches to credit and operational risk, market risk, and CVA frameworks, which will be effective January 1, 2022;
•	Constraints on the use of internally modelled approaches for certain credit exposures;
•

The Basel III capital output floor will ensure that banks’ RWAs generated by internal models are not lower than 72.5% of RWAs as calculated under the Basel III framework’s standardized approaches. The new approach to the capital output floor will be phased in beginning at 50% in 2022, increasing by 5% every year thereafter to a rate of 72.5% in 2027; and

34	CIBC 2018 ANNUAL REPORT

Management’s discussion and analysis

•

Finalized leverage ratio requirements, including a new buffer requirement for global systemically important banks (G-SIBs) starting in 2022. The finalized leverage ratio guideline includes changes to the measurement for derivative exposures, treatment of unsettled trades, and revisions to credit conversion factors related to off-balance sheet items.

In January 2018, OSFI issued a letter outlining revisions to the existing capital floor requirements. Since the introduction of Basel II in 2008, OSFI has prescribed a capital floor requirement for institutions that use the AIRB approach for credit or operational risk. Effective in the second quarter of 2018, the capital floor is determined by comparing a capital requirement calculated by reference to the Basel II standardized approach against the Basel III calculation. Any shortfall in the Basel III capital requirement compared with the floor factor applied to the capital requirements under the Basel II standardized approach is added to RWAs. A 70% floor factor was applied in the second quarter of 2018 and was increased to 72.5% in the third quarter of 2018 and to the final 75% floor factor in the fourth quarter of 2018. Prior to the second quarter of 2018, the capital floor for banks using the AIRB approach for credit risk was determined by reference to the Basel I instead of the Basel II standardized approach calculation.

In March 2018, the BCBS issued for consultation “Revisions to the minimum capital requirements for market risk”, which aims to address issues related to implementation of the market risk standard published in January 2016. In acknowledgment of ongoing challenges related to implementation, the BCBS also extended the implementation date of the market risk standard to January 1, 2022.

In May 2018, the BCBS published the final standard “Capital treatment for simple, transparent and comparable short-term securitisations”, setting out additional guidance and requirements for eligibility to apply preferential regulatory capital treatment for banks that act as investors in, or sponsors of, simple, transparent and comparable short-term securitizations.

In June 2018, OSFI issued a letter advising of disclosure requirements for the Domestic Stability Buffer held by D-SIBs. This buffer requirement is intended to address Pillar 2 risks that are not adequately captured in the Pillar 1 capital requirements described in OSFI’s Capital Adequacy Requirements (CAR) Guideline including systemic vulnerabilities related to Canadian consumer and institutional indebtedness, and asset imbalances in the Canadian market. OSFI will undertake a review of the buffer semi-annually, and any changes to the buffer will be made public. Increased transparency of this Pillar 2 capital requirement is intended to support a bank’s ability to use this capital buffer in times of stress. The buffer will range from 0% to 2.5% of RWAs and is currently set at 1.5%. Increases in the buffer requirement will be phased in while decreases will take effect immediately. While breaches of the Domestic Stability Buffer will not result in automatic constraints on capital distributions, OSFI will require a remediation plan, and supervisory intervention pursuant to OSFI’s Guide to Intervention would occur in cases where a remediation plan is not executed in a timely manner satisfactory to OSFI.

In July 2018, OSFI issued for public consultation a discussion paper on the proposed implementation of the final Basel III reforms in Canada in response to the BCBS publishing the final Basel III reforms in December 2017, as discussed above. Notable areas where the discussion paper differs from the BCBS guidance include:

•	Accelerating the implementation of the revised operational risk framework to 2021;
•	Calibrating the capital output floor to 72.5% starting in 2022;
•	Applying the higher leverage ratio requirement to Canadian D-SIBs starting in 2022; and
•	Modifying model parameters and approaches for certain assets under the credit risk framework.

In October 2018, OSFI issued proposed revisions to “Guideline B-12: Interest Rate Risk Management” which incorporates guidance contained in the “Interest rate risk in the banking book” standard issued by BCBS in April 2016 with the objective of ensuring institutions have governance processes and controls that remain current and comprehensive with respect to defining a risk control framework for managing interest rate risk in the banking book to prudent levels. The new guideline outlines OSFI’s expectations regarding risk measurement, development of stressed shock scenarios, as well as key behavioural and model assumptions. The proposed implementation date for the OSFI guideline is January 1, 2020.

In October 2018, OSFI also released revisions to the CAR Guideline for implementation in the first quarter of 2019. The revisions include:

•	Implementation of the revised standardized approach to counterparty credit risk and central counterparties (CCPs);
•	Implementation of the revised securitization framework;
•	Clarification of the capital treatment for right-of-use assets, effective upon institutions’ adoption of IFRS 16 “Leases” (IFRS 16), which for CIBC will be November 1, 2019; and
•	The removal of the CVA phase-in and other transitional arrangements that conclude at the end of 2018.

The revisions also codify in the CAR Guideline changes to the capital floor, which were announced in January 2018 and implemented in the second quarter of 2018.

In October 2018, OSFI issued revisions to the leverage ratio framework. The changes align the leverage ratio guideline with certain changes to the CAR Guideline in respect of securitization and counterparty credit risk. These changes include the requirement to use the standardized approach to counterparty credit risk for determining derivatives exposures, clarifications to the treatment of securitized assets that meet the requirements for recognition of significant risk transfer, and revisions to the credit conversion factors for certain off-balance sheet securitization exposures. In November 2018, OSFI issued revisions to the leverage ratio disclosure requirements guideline to reflect the necessary changes resulting from the revisions to the leverage ratio framework. The revisions to both the leverage ratio framework and the leverage ratio disclosure requirements are effective November 1, 2018.

Prior to this fiscal year, in October 2017, the BCBS issued the final guideline on the identification and management of step-in risk, with an expected implementation timeline of no later than 2020. Step-in risk is the risk that a bank might provide financial support to an unconsolidated entity beyond, or in the absence of, any contractual obligations or equity ties, should the entity experience financial stress. The focus of the guideline is on unconsolidated entities such as securitization conduits, structured investment vehicles, and money market funds. The objective of the guideline is to mitigate this risk through banks’ self-assessment and reporting to supervisors, and not by the automatic application of a Pillar I liquidity or capital charge.

Bank recapitalization (Bail-in) conversion regulations

On April 18, 2018, the Department of Finance formally published final bail-in regulations, which became effective September 23, 2018. These regulations provide certain statutory powers to the Canada Deposit Insurance Corporation (CDIC) to enact the bail-in regime, including the ability to convert specified eligible shares and liabilities of D-SIBs into common shares in the event such a bank becomes non-viable. The overarching policy objective is to strengthen financial stability while protecting taxpayers in the event of a D-SIB failure by ensuring that the D-SIB emerges from conversion adequately capitalized. These objectives are also consistent with those of the Financial Stability Board’s Total Loss Absorbing Capacity (TLAC) standard applicable to G-SIBs.

The Superintendent of Financial Institutions (the Superintendent) is responsible for designating D-SIBs, setting minimum TLAC requirements, and determining that a bank is non-viable. Senior debt issued on or after September 23, 2018, with an original term to maturity of more than 400 days (including

CIBC 2018 ANNUAL REPORT	35

Management’s discussion and analysis

explicit or embedded options) that is unsecured or partially secured is subject to bail-in. Consumer deposits, certain derivatives, covered bonds, and certain structured notes would not be eligible for bail-in.

On April 18, 2018, OSFI issued the final guidelines on TLAC for Canada’s D-SIBs. D-SIBs will be required to maintain a minimum risk-based TLAC ratio and a minimum TLAC leverage ratio set out by the Superintendent. On August 21, 2018, the Superintendent issued an order requiring D-SIBs to maintain a minimum of 23% of TLAC-eligible instruments(1) relative to their RWAs (including the 1.5% Domestic Stability Buffer) and 6.75% relative to their leverage exposures. Liabilities that count towards TLAC must be bail-in eligible and have a residual maturity greater than 365 days, among other requirements. D-SIBs have until the first quarter of 2022 to meet the minimum TLAC requirements. In May 2018, OSFI issued a final guideline on TLAC disclosure requirements which requires D-SIBs to begin disclosing their TLAC ratios in the first quarter of 2019. OSFI also released the final version of the Capital Disclosure Requirements in May 2018, updated to reflect the TLAC regime.

OSFI made further amendments to the CAR Guideline, also on April 18, 2018, in respect of the treatment of D-SIBs’ holdings of TLAC instruments. The changes are in line with the BCBS’ TLAC holdings standard finalized in October 2016. Under the requirements, our investments in certain liabilities issued by other G-SIBs and Canadian D-SIBs are to be deducted from our own Tier 2 capital if our aggregate holdings, together with investments in capital instruments of other financial institutions, exceeds certain thresholds in relation to our own CET1 capital or meets certain other conditions set out in the CAR Guideline. There is also a separate, limited capacity provided to banks to hold certain liabilities issued by G-SIBs and Canadian D-SIBs in their trading books.

(1)

The sum of a D-SIB’s TLAC, subject to certain adjustments, including Tier 1 capital, Tier 2 capital, and prescribed shares and liabilities that are subject to conversion into common shares and meet the eligibility criteria set out in OSFI’s TLAC guideline.

Revised Pillar 3 disclosure requirements

In January 2015, the BCBS issued “Revised Pillar 3 disclosure requirements”, which set out the first phase of an initiative to replace existing Pillar 3 disclosure requirements for the various types of risk. Pillar 3 aims to promote market discipline through regulatory disclosure requirements, in order to improve comparability and consistency of risk disclosures and increase transparency and confidence about a bank’s exposure to risk and the overall adequacy of its regulatory capital. We implemented the first phase of the Pillar 3 disclosure requirements in the fourth quarter of 2018, with the exception of certain market risk related disclosures that have been deferred until the latter phases of the project as permitted by the OSFI guideline issued in April 2017.

In March 2017, the BCBS released “Pillar 3 disclosure requirements – consolidated and enhanced framework”, a standard establishing the second phase of the project. This standard includes enhancements to the January 2015 requirements, the introduction of several new disclosure requirements, and the consolidation of all existing BCBS disclosure requirements into the Pillar 3 framework.

In February 2018, the BCBS issued for consultation “Pillar 3 disclosure requirements – updated framework”, a standard establishing the third phase of the project. This consultative document includes enhancements to the January 2015 and March 2017 requirements, and the introduction of several new disclosure requirements.

OSFI has not yet released its requirements for the second and third phases of the Pillar 3 framework, but has provided separate guidance regarding the TLAC disclosure requirements contemplated in the second phase. See the “Bank recapitalization (Bail-in) conversion regulations” section for additional details.

Global systemically important banks – public disclosure requirements

On July 5, 2018, the BCBS issued “Global systemically important banks: revised assessment methodology and the higher loss absorbency requirement” as a result of the first review of the G-SIB framework. The core elements of the framework have been maintained. A trading volume indicator has been added to the substitutability category, increasing the existing 12 indicators to 13. The scope of consolidation for the G-SIB framework will now include insurance subsidiaries. The revised assessment methodology must be effective by the 2021 G-SIB assessment. The framework will continue to be reviewed every three years with the next review to be completed by 2021.

CIBC will continue to monitor and prepare for developments impacting regulatory capital requirements and disclosures.

Capital management and planning

Basel establishes a framework for a bank’s Internal Capital Adequacy Assessment Process (ICAAP), which includes oversight by the CIBC Board of Directors (the Board). Our capital management policy is reviewed and approved by the Board in support of the ICAAP. The policy includes guidelines that relate to capital strength, capital mix, dividends and return of capital, and unconsolidated capital adequacy of regulated entities, based on regulatory requirements and our risk appetite. The key guideline relates to our capital strength, which is foundational to our financial strength and supports growth. The guideline on dividends and return of capital is intended to balance the need for retaining capital for strength and growth, while providing an adequate return to our shareholders.

The level of capital and capital ratios are continually monitored relative to our regulatory minimums and internal targets and the amount of capital required may change in relation to CIBC’s business growth, risk appetite, and business and regulatory environment, including changes in accounting policies. Capital planning is a crucial element of our overall financial planning and establishment of strategic objectives, and is developed in accordance with the capital management policy. Each year, a capital plan and three-year outlook are established as part of the financial plan, and they encompass all material elements of capital including earnings, dividends, business growth, and corporate initiatives, as well as maturities, redemptions, and new issuances of capital instruments. The annual capital plan establishes targets for the coming year and business plans to achieve those targets. The capital plan also relates the level of capital to our level of risk in a stressed environment as a part of the enterprise-wide stress testing discussed below.

Capital initiatives

The following main capital initiatives were undertaken in 2018:

Normal course issuer bid

On May 31, 2018, we announced that the TSX had accepted the notice of CIBC’s intention to commence a normal course issuer bid. Purchases under this bid will terminate upon the earlier of: (i) CIBC purchasing up to a maximum of 9 million common shares; (ii) CIBC providing a notice of termination; or (iii) June 3, 2019. During the year, we purchased and cancelled 3,500,000 common shares under this bid at an average price of $119.22 for a total amount of $417 million. See Note 15 to the consolidated financial statements for additional information.

Common share issuance pursuant to the acquisition of The PrivateBank

During the first quarter of 2018, CIBC delivered to third parties 1,689,450 common shares that were issued and outstanding as of October 31, 2017, but which had not yet been delivered to third parties in connection with our acquisition of The PrivateBank. In addition, during the second quarter of 2018, we cancelled 316,390 shares as it was determined that these shares will not be required for future delivery to third parties. For further details, see Note 3 and Note 15 to the consolidated financial statements.

36	CIBC 2018 ANNUAL REPORT

Management’s discussion and analysis

Common share issuance pursuant to the acquisition of Wellington Financial

On January 5, 2018, we completed the acquisition of Wellington Financial, and in connection therewith, we issued 378,848 CIBC common shares. For further details, see Note 3 and Note 15 to the consolidated financial statements.

Shareholder investment plan (the plan)

Effective with the October 28, 2016 dividend, CIBC has elected to issue shares from Treasury to fulfill the requirements of the plan. Pursuant to the plan, we issued 2,880,782 common shares for consideration of $337 million for the year ended October 31, 2018.

Dividends

Our quarterly common share dividend was increased from $1.33 per share to $1.36 per share for the quarter ended October 31, 2018, and from $1.30 per share to $1.33 per share for the quarter ended April 30, 2018.

Common and preferred share dividends are declared quarterly at the discretion of the Board. The declaration and payment of dividends is governed by Section 79 of the Bank Act (Canada), the terms of the preferred shares, and the terms of the Tier 1 notes issued by CIBC Capital Trust, as explained in Notes 15 and 16 to the consolidated financial statements.

Preferred shares

On January 18, 2018, we issued 18 million Non-cumulative Rate Reset Class A Preferred Shares Series 47 (NVCC) with a par value of $25.00 per share, for gross proceeds of $450 million. See the “Outstanding share data” section below and Note 15 to the consolidated financial statements for further details.

Subordinated indebtedness

On June 6, 2018, we redeemed all $600 million of our 6.00% Debentures due June 6, 2023. In accordance with their terms, the Debentures were redeemed at 100% of their principal amount, plus accrued and unpaid interest thereon.

On April 4, 2018, we issued $1.5 billion principal amount of 3.45% Debentures due April 4, 2028 (NVCC) (subordinated indebtedness). The Debentures bear interest at a fixed rate of 3.45% per annum (paid semi-annually) until April 4, 2023, and at the three-month bankers’ acceptance rate plus 1.00% thereafter (paid quarterly) until maturity on April 4, 2028.

Enterprise-wide stress testing

We perform enterprise-wide stress testing on at least an annual basis and the results are an integral part of our ICAAP, as defined by Pillar II of the Basel III Accord, wherein we identify and measure our risks on an ongoing basis in order to ensure that the capital available is sufficient to cover all risks across CIBC, including the impacts of stress testing. We maintain a process which determines plausible but stressed economic scenarios such as global recessions and housing price shocks, and then apply these stress scenarios to our bank-wide exposures to determine the impact on the consolidated statement of income, RWA requirements, and consequently, key capital ratios. This helps us analyze the potential risks within our portfolios and establish prudent capital levels in excess of the regulatory minimum requirements. All of the elements of capital are monitored throughout the year and the capital plan is adjusted as appropriate.

Management determines the range of scenarios to be tested. Macroeconomic stress test scenarios are designed to be both severe and plausible and designed to be consistent with OSFI’s stress testing framework to ensure that they are comprehensive.

The following diagram summarizes the enterprise-wide stress testing process including the development of scenarios, identification of risk drivers and linkages to our other bank-wide ICAAP processes. The process includes syndication with our economists and lines of business to ensure scenarios are relevant to our businesses and there is a consistent interpretation of the scenarios across CIBC.

CIBC 2018 ANNUAL REPORT	37

Management’s discussion and analysis

Stress test scenarios are designed to capture a wide range of macroeconomic and financial variables that are relevant to assess the impact on our specific portfolios. This includes, for example, GDP, unemployment, house prices, interest rates and equity prices.

The stress testing process is comprehensive using a bottoms-up analysis of each of our bank-wide portfolios, and results are analyzed on a product, location and sector basis. Our stress testing approach combines the use of statistical models and expert judgment to ensure the results are reasonable in estimating the impacts of the stress scenarios.

Stress testing methodologies and results are subject to a detailed review and challenge from both our lines of business and Risk Management. Stress testing results are presented for review to the Risk Management Committee and are also shared with the Board and OSFI. The results of our enterprise-wide stress testing are used to highlight any vulnerabilities and ensure we remain well capitalized against regulatory and management constraints.

A key objective of the enterprise-wide stress tests is to identify and foster discussion of management actions that would be taken to mitigate the impact of stress scenarios. Reverse stress testing is also integrated into our recovery and resolution planning process to determine worst case scenarios that would result in CIBC reaching the point of non-viability from which remedial actions are then considered.

Additional information on stress testing is provided in the “Management of risk” section.

Outstanding share data

The table below provides a summary of our outstanding shares, NVCC capital instruments, and the maximum number of common shares issuable on conversion/exercise:

	Shares outstanding		Minimum conversion price per common share	Maximum number of common shares issuable on conversion/exercise
$ millions, except number of shares and per share amounts, as at November 23, 2018	Number of shares	Amount
Common shares	442,908,235	$13,252
Treasury shares – common shares	7,869	4
Preferred shares (1)(2)
Series 39 (NVCC)	16,000,000	$400	$5.00	80,000,000
Series 41 (NVCC)	12,000,000	300	5.00	60,000,000
Series 43 (NVCC)	12,000,000	300	5.00	60,000,000
Series 45 (NVCC)	32,000,000	800	5.00	160,000,000
Series 47 (NVCC)	18,000,000	450	5.00	90,000,000
Treasury shares – preferred shares (1)(2)	–	–
Subordinated indebtedness (2)(3)
3.00% Debentures due October 28, 2024 (NVCC)	n/a	$1,000	$5.00	300,000,000
3.42% Debentures due January 26, 2026 (NVCC)	n/a	1,000	5.00	300,000,000
3.45% Debentures due April 4, 2028 (NVCC)	n/a	1,500	5.00	450,000,000
Stock options outstanding				4,712,482

(1)

Upon the occurrence of a Trigger Event, each share is convertible into a number of common shares, determined by dividing the par value of $25.00 plus declared and unpaid dividends by the average common share price (as defined in the relevant prospectus supplement) subject to a minimum price per share (subject to adjustment in certain events as defined in the relevant prospectus supplement). Preferred shareholders do not have the right to convert their shares into common shares.

(2)	The maximum number of common shares issuable on conversion excludes the impact of declared but unpaid dividends and accrued interest.
(3)

Upon the occurrence of a Trigger Event, the Debentures are convertible into a number of common shares, determined by dividing 150% of the par value plus accrued and unpaid interest by the average common share price (as defined in the relevant prospectus supplement) subject to a minimum price per common share (subject to adjustment in certain events as defined in the relevant prospectus supplement).

n/a	Not applicable.

The occurrence of a “Trigger Event” would result in conversion of all of the outstanding NVCC instruments described above, which would represent a dilution impact of 77% based on the number of CIBC common shares outstanding as at October 31, 2018. As described in the Capital Adequacy Guidelines, a Trigger Event occurs when OSFI determines the bank is or is about to become non-viable and, if after conversion of all contingent instruments and consideration of any other relevant factors or circumstances, it is reasonably likely that its viability will be restored or maintained; or if the bank has accepted or agreed to accept a capital injection or equivalent support from a federal or provincial government, without which OSFI would have determined the bank to be non-viable.

Non-cumulative Rate Reset Class A Preferred Shares Series 39 (NVCC) (Series 39 shares)

For the initial five-year period to the earliest redemption date of July 31, 2019, the Series 39 shares pay quarterly cash dividends, if declared, at a rate of 3.90%. On July 31, 2019, and on July 31 every five years thereafter, the dividend rate will reset to be equal to the then current five-year Government of Canada bond yield plus 2.32%.

Holders of the Series 39 shares will have the right to convert their shares on a one-for-one basis into Non-cumulative Floating Rate Class A Preferred Shares Series 40 (NVCC) (Series 40 shares), subject to certain conditions, on July 31, 2019 and on July 31 every five years thereafter. Holders of the Series 40 shares will be entitled to receive a quarterly floating rate dividend, if declared, equal to the three-month Government of Canada Treasury Bill yield plus 2.32%. Holders of the Series 40 shares may convert their shares on a one-for-one basis into Series 39 shares, subject to certain conditions, on July 31, 2024 and on July 31 every five years thereafter.

Subject to regulatory approval and certain provisions of the shares, we may redeem all or any part of the then outstanding Series 39 shares at par on July 31, 2019, and on July 31 every five years thereafter; we may redeem all or any part of the then outstanding Series 40 shares at par on July 31, 2024, and on July 31 every five years thereafter.

Non-cumulative Rate Reset Class A Preferred Shares Series 41 (NVCC) (Series 41 shares)

For the initial five-year period to the earliest redemption date of January 31, 2020, the Series 41 shares pay quarterly cash dividends, if declared, at a rate of 3.75%. On January 31, 2020, and on January 31 every five years thereafter, the dividend rate will reset to be equal to the then current five-year Government of Canada bond yield plus 2.24%.

Holders of the Series 41 shares will have the right to convert their shares on a one-for-one basis into Non-cumulative Floating Rate Class A Preferred Shares Series 42 (NVCC) (Series 42 shares), subject to certain conditions, on January 31, 2020 and on January 31 every five years thereafter. Holders of the Series 42 shares will be entitled to receive a quarterly floating rate dividend, if declared, equal to the three-month Government of Canada Treasury Bill yield plus 2.24%. Holders of the Series 42 shares may convert their shares on a one-for-one basis into Series 41 shares, subject to certain conditions, on January 31, 2025 and on January 31 every five years thereafter.

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Management’s discussion and analysis

Subject to regulatory approval and certain provisions of the shares, we may redeem all or any part of the then outstanding Series 41 shares at par on January 31, 2020 and on January 31 every five years thereafter; we may redeem all or any part of the then outstanding Series 42 shares at par on January 31, 2025 and on January 31 every five years thereafter.

Non-cumulative Rate Reset Class A Preferred Shares Series 43 (NVCC) (Series 43 shares)

For the initial five-year period to the earliest redemption date of July 31, 2020, the Series 43 shares pay quarterly cash dividends, if declared, at a rate of 3.60%. On July 31, 2020, and on July 31 every five years thereafter, the dividend rate will reset to be equal to the then current five-year Government of Canada bond yield plus 2.79%.

Holders of the Series 43 shares will have the right to convert their shares on a one-for-one basis into Non-cumulative Floating Rate Class A Preferred Shares Series 44 (NVCC) (Series 44 shares), subject to certain conditions, on July 31, 2020 and on July 31 every five years thereafter. Holders of the Series 44 shares will be entitled to receive a quarterly floating rate dividend, if declared, equal to the three-month Government of Canada Treasury Bill yield plus 2.79%. Holders of the Series 44 shares may convert their shares on a one-for-one basis into Series 43 shares, subject to certain conditions, on July 31, 2025 and on July 31 every five years thereafter.

Subject to regulatory approval and certain provisions of the shares, we may redeem all or any part of the then outstanding Series 43 shares at par on July 31, 2020 and on July 31 every five years thereafter; we may redeem all or any part of the then outstanding Series 44 shares at par on July 31, 2025 and on July 31 every five years thereafter.

Non-cumulative Rate Reset Class A Preferred Shares Series 45 (NVCC) (Series 45 shares)

For the initial five-year period to the earliest redemption date of July 31, 2022, the Series 45 shares pay quarterly cash dividends, if declared, at a rate of 4.40%. On July 31, 2022, and on July 31 every five years thereafter, the dividend rate will reset to be equal to the then current five-year Government of Canada bond yield plus 3.38%.

Holders of the Series 45 shares will have the right to convert their shares on a one-for-one basis into Non-cumulative Floating Rate Class A Preferred Shares Series 46 (NVCC) (Series 46 shares), subject to certain conditions, on July 31, 2022 and on July 31 every five years thereafter. Holders of the Series 46 shares will be entitled to receive a quarterly floating rate dividend, if declared, equal to the three-month Government of Canada Treasury Bill yield plus 3.38%. Holders of the Series 46 shares may convert their shares on a one-for-one basis into Series 45 shares, subject to certain conditions, on July 31, 2027 and on July 31 every five years thereafter.

Subject to regulatory approval and certain provisions of the shares, we may redeem all or any part of the then outstanding Series 45 shares at par on July 31, 2022 and on July 31 every five years thereafter; we may redeem all or any part of the then outstanding Series 46 shares at par on July 31, 2027 and on July 31 every five years thereafter.

Non-cumulative Rate Reset Class A Preferred Shares Series 47 (NVCC) (Series 47 shares)

For the initial five-year period to the earliest redemption date of January 31, 2023, the Series 47 shares pay quarterly cash dividends, if declared, at a rate of 4.50%. On January 31, 2023, and on January 31 every five years thereafter, the dividend rate will reset to be equal to the then current five-year Government of Canada bond yield plus 2.45%.

Holders of the Series 47 shares will have the right to convert their shares on a one-for-one basis into Non-cumulative Floating Rate Class A Preferred Shares Series 48 (NVCC) (Series 48 shares), subject to certain conditions, on January 31, 2023 and on January 31 every five years thereafter. Holders of the Series 48 shares will be entitled to receive a quarterly floating rate dividend, if declared, equal to the three-month Government of Canada Treasury Bill yield plus 2.45%. Holders of the Series 48 shares may convert their shares on a one-for-one basis into Series 47 shares, subject to certain conditions, on January 31, 2028 and on January 31 every five years thereafter.

Subject to regulatory approval and certain provisions of the shares, we may redeem all or any part of the then outstanding Series 47 shares at par on January 31, 2023 and on January 31 every five years thereafter; we may redeem all or any part of the then outstanding Series 48 shares at par on January 31, 2028 and on January 31 every five years thereafter.

CIBC 2018 ANNUAL REPORT	39

Management’s discussion and analysis

Off-balance sheet arrangements

We enter into off-balance sheet arrangements in the normal course of our business. We consolidate all of our sponsored trusts that securitize our own assets with the exception of the commercial mortgage securitization trust.

Non-consolidated structured entities

We manage and administer a single-seller conduit and several CIBC-sponsored multi-seller conduits in Canada. The multi-seller conduits acquire direct or indirect ownership or security interests in pools of financial assets from our clients and finance the acquisitions by issuing asset-backed commercial paper (ABCP) to investors. The single-seller conduit acquires financial assets and finances these acquisitions through a credit facility provided by a syndicate of financial institutions. The sellers to the conduits may continue to service the assets and may be exposed to credit losses realized on these assets, typically through the provision of over-collateralization or another form of retained interest. The conduits may obtain credit enhancement from third-party providers.

We generally provide the multi-seller conduits with commercial paper backstop liquidity facilities, securities distribution, and provide both the single and multi-seller conduits with accounting, cash management, and operations services. The liquidity facilities for the managed and administered multi-seller conduits require us to provide funding, subject to the satisfaction of certain conditions with respect to the conduits, for ABCP not placed with external investors. We may also purchase ABCP issued by the multi-seller conduits for market making purposes.

We are required to maintain certain short-term and/or long-term debt ratings with respect to the liquidity facilities that we provide to the sponsored multi-seller conduits. If we are downgraded below the level specified under the terms of those facilities, we must provide alternative satisfactory liquidity arrangements, such as procuring an alternative liquidity provider that meets the minimum rating requirements.

We may also act as the counterparty to derivative contracts entered into by a multi-seller conduit in order to convert the yield of the underlying assets to match the needs of the multi-seller conduit’s investors or to mitigate the interest rate, basis, and currency risk within the conduit.

We earn fees for providing services related to the non-consolidated single-seller and multi-seller conduits, such as backstop liquidity facilities, distribution, transaction structuring, and conduit administration. These fees totalled $55 million in 2018 (2017: $45 million). All fees earned in respect of activities with the conduits are on a market basis.

As at October 31, 2018, the amount funded for the various asset types in the multi-seller conduits amounted to $7.0 billion (2017: $5.7 billion). The estimated weighted-average life of these assets was 1.7 years (2017: 1.7 years). Our holdings of commercial paper issued by the non-consolidated sponsored multi-seller conduits that offer commercial paper to external investors were $9 million (2017: nil). Our committed backstop liquidity facilities to these conduits were $8.8 billion (2017: $8.7 billion). We also provided credit facilities of $50 million (2017: $40 million) to these conduits.

We participated in a syndicated facility for a three-year commitment of $700 million to the single-seller conduit that provides funding to franchisees of a major Canadian retailer. Our portion of the commitment was $130 million (2017: $130 million). As at October 31, 2018, we funded $93 million (2017: $94 million) through the issuance of bankers’ acceptances and prime loans.

We engage one or more of the four major rating agencies, DBRS Limited (DBRS), Fitch Ratings Inc. (Fitch), Moody’s Investors Service, Inc. (Moody’s), and S&P, to opine on the credit ratings of asset-backed securities (ABS) issued by our sponsored securitization vehicles. In the event that ratings differ between rating agencies, we use the lower rating.

Our on- and off-balance sheet amounts related to the structured entities that are not consolidated are set out in the table below. For additional details on our structured entities, see Note 6 to the consolidated financial statements.

$ millions, as at October 31				2018				2017
	Investments and loans (1)	Liquidity, credit facilities and commitments		Written credit derivatives (2)	Investments and loans (1)	Liquidity, credit facilities and commitments		Written credit derivatives (2)
Single-seller and multi-seller conduits	$102	$7,136	(3)	$–	$94	$5,741	(3)	$–
Third-party structured vehicles – continuing	3,347	1,656		–	3,025	2,259		–
Structured vehicles run-off	3	13		157	109	13		179
Other	298	114		–	528	94		–

(1)

Excludes securities issued by, retained interest in, and derivatives with entities established by CMHC, Federal National Mortgage Association, Federal Home Loan Mortgage Corporation, Government National Mortgage Association, Federal Home Loan Banks, Federal Farm Credit Bank, and Student Loan Marketing Association. $3 million (2017: $3 million) of the exposures related to structured vehicles run-off were hedged.

(2)

Disclosed amounts reflect the outstanding notional of written credit derivatives. The negative fair value recorded on the consolidated balance sheet was $131 million (2017: $148 million). Notional of $141 million (2017: $161 million) was hedged with credit derivatives protection from third parties. The fair value of these hedges net of CVA was $115 million (2017: $130 million). An additional notional of $16 million (2017: $18 million) was hedged through a limited recourse note.

(3)

Excludes an additional $1.7 billion (2017: $3.0 billion) relating to our backstop liquidity facilities provided to the multi-seller conduits as part of their commitment to fund purchases of additional assets and $9 million (2017: nil) relating to our direct investments in the multi-seller conduits which we consider investment exposure.

Other financial transactions

We are the sponsor of several mutual and pooled funds, in the form of trusts. We are the administrator of these funds. In addition, we may act in other capacities, including custodian, trustee, and broker. We earn fees at market rates from these trusts. We do not guarantee either principal or returns to investors in these funds, except in very limited circumstances. We act as a trustee of a number of personal trusts and have a fiduciary responsibility to act in the best interests of the beneficiaries of the trusts. We earn a fee for acting as a trustee. We also participate in transactions to modify the cash flows of trusts managed by third-party asset managers to create investments with specific risk profiles, or to assist clients in the efficient management of other risks. Typically, these involve the use of derivative products, which transfer the risks and returns to or from a trust.

Derivatives

We participate in derivatives transactions, as a market maker facilitating the needs of our clients or as a principal to manage the risks associated with our funding, investing and trading strategies. All derivatives are recorded at fair value on our consolidated balance sheet. See Notes 12 and 23 to the consolidated financial statements for details on derivative contracts and the risks associated with them.

Credit-related arrangements

Credit-related arrangements are generally off-balance sheet instruments and are typically entered into to meet the financing needs of clients. In addition, there are certain exposures for which we could be obligated to extend credit that are not recorded on the consolidated balance sheet. For additional details of these arrangements, see the “Liquidity risk” section and Note 21 to the consolidated financial statements.

Guarantees

A guarantee is a contract that requires the issuer to make specified payments to reimburse the holder for a loss it incurs because a specified debtor failed to make payment when due in accordance with the original or modified terms of a debt instrument. Guarantees include credit derivatives protection sold and standby and performance letters of credit, as discussed in Notes 12 and 21 to the consolidated financial statements, respectively.

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Management’s discussion and analysis

Management of risk

We have provided certain disclosures required under IFRS 7 “Financial Instruments – Disclosures” related to the nature and extent of risks arising from financial instruments in the MD&A, as permitted by that IFRS standard. These disclosures are included in the “Risk overview”, “Credit risk”, “Market risk”, “Liquidity risk”, “Operational risk”, “Reputation and legal risk”, and “Regulatory compliance risk” sections.

41	Risk overview
42	Risk governance structure
43	Risk management structure
44	Risk management process
44	Risk appetite statement
45	Risk policies and limits
45	Risk identification and measurement
47	Stress testing
47	Risk treatment and mitigation
47	Risk monitoring and reporting

47	Top and emerging risks

50	Risks arising from business activities

51	Credit risk
51	Governance and management
51	Policies
52	Process and control

52	Risk measurement
55	Exposure to credit risk
57	Credit quality of portfolios
60	Credit quality performance
61	Exposure to certain countries and regions
63	Selected exposures in certain activities
63	Settlement risk
63	Securitization activities

64	Market risk
64	Governance and management
64	Policies
64	Market risk limits
64	Process and control
64	Risk measurement
65	Trading activities
68	Non-trading activities
69	Pension risk

70	Liquidity risk
70	Governance and management
70	Policies
70	Risk measurement
71	Liquid assets
73	Funding
75	Contractual obligations

76	Other risks
76	Strategic risk
76	Insurance risk
76	Operational risk
77	Technology, information and cyber security risk
77	Reputation and legal risk
78	Regulatory compliance risk
78	Environmental and social risk

Risk overview

CIBC faces a wide variety of risks across all of its areas of business. Identifying and understanding risks and their impact allows CIBC to frame its risk appetite and risk management practices. Defining acceptable levels of risk, and establishing sound principles, policies and practices for managing risks, is fundamental to achieving consistent and sustainable long-term performance, while remaining within our risk appetite.

Our risk appetite defines tolerance levels for various risks. This is the foundation for our risk management culture and our risk management framework.

Our risk management framework includes:

•	CIBC and SBU-level risk appetite statements;
•	Risk frameworks, policies, procedures and limits to align activities with our risk appetite;
•	Regular risk reports to identify and communicate risk levels;
•	An independent control framework to identify and test compliance with key controls;
•	Stress testing to consider the potential impact of changes in the business environment on capital, liquidity and earnings;
•	Proactive consideration of risk mitigation options in order to optimize results; and
•	Oversight through our risk-focused committees and governance structure.

Managing risk is a shared responsibility at CIBC. Business units and risk management professionals work in collaboration to ensure that business strategies and activities are consistent with our risk appetite. CIBC’s approach to enterprise-wide risk management aligns with the three lines of defence model:

(i)

CIBC’s lines of business and functional groups own the risk and are responsible for managing all risks associated with their activities, including identifying, assessing, mitigating and controlling them – this is the first line of defence;

(ii)

As the second line of defence, CIBC’s Risk Management, and other functional groups are responsible for providing guidance and effective independent oversight and challenge of the enterprise-wide risks inherent in CIBC’s business activities; and

(iii)	As the third line of defence, CIBC’s internal audit function provides an independent assessment of the design and operating effectiveness of risk management controls, processes and systems.

We continuously monitor our risk profile against our defined risk appetite and related limits, taking action as needed to maintain an appropriate balance of risk and return. Monitoring our risk profile includes forward-looking analysis of sensitivity to local and global market factors, economic conditions, and political and regulatory environments that influence our overall risk profile.

Regular and transparent risk reporting and discussion at senior management committees facilitates communication of risks and discussion of risk management strategies across the organization.

CIBC 2018 ANNUAL REPORT	41

Management’s discussion and analysis

Risk governance structure

Our risk governance structure is illustrated below:

Board of Directors (the Board): The Board oversees the enterprise-wide risk management program through approval of our risk appetite and supporting risk management policies and limits. The Board accomplishes its mandate through its Audit, Risk Management, Management Resources and Compensation, and Corporate Governance committees, described below.

Audit Committee (AC): The Audit Committee reviews the overall design and operating effectiveness of internal controls and the control environment, including controls over the risk management process.

Risk Management Committee (RMC): This committee assists the Board in fulfilling its responsibilities for defining CIBC’s risk appetite and overseeing CIBC’s risk profile and performance against the defined risk appetite. This includes oversight of policies, procedures and limits related to the identification, measurement, monitoring and controlling of CIBC’s principal business risks.

Management Resources and Compensation Committee (MRCC): This committee is responsible for assisting the Board in their global oversight of CIBC’s human capital strategy, including talent strategy, succession planning and total rewards and their alignment with CIBC’s strategy, risk appetite and controls.

Corporate Governance Committee (CGC): This committee is responsible for assisting the Board in fulfilling its corporate governance oversight responsibilities.

Executive Committee (ExCo): The ExCo, led by the CEO and including the executives reporting directly to the CEO, is responsible for setting business strategy and for monitoring, evaluating and managing risks across CIBC. The ExCo is supported by the following committees:

•

Global Asset Liability Committee (GALCO): This committee, which comprises members from the ExCo and senior Treasury and Risk Management executives, provides oversight regarding capital management, funding and liquidity management, and asset liability management. It also provides strategic direction regarding structural interest rate risk and structural foreign exchange risk postures, approval of funds transfer pricing policies/parameters and approval of wholesale funding plans.

•

Global Risk Committee (GRC): This committee, which comprises the ExCo and senior leaders from the lines of business, Risk Management and other functional groups, provides a forum for discussion and oversight of risk appetite, risk profile and risk-mitigation strategies. Key activities include reviewing, and providing input regarding CIBC’s risk appetite statements; monitoring risk profile against risk appetite, reviewing, and evaluating business activities in the context of risk appetite; and identifying, reviewing, and advising on current and emerging risk issues and associated mitigation plans.

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Management’s discussion and analysis

Risk management structure

The Risk Management group, led by our Chief Risk Officer (CRO), is responsible for setting risk strategies and for providing independent oversight of the businesses. Risk Management works to identify, assess, mitigate, monitor and control the risks associated with business activities and strategies, and is responsible for providing an effective challenge to the lines of business.

The current structure is illustrated below:

The Risk Management group performs several important activities including:

•	Developing CIBC’s risk appetite and associated management control metrics;
•	Setting risk strategy to manage risks in alignment with our risk appetite and business strategy;
•	Establishing and communicating risk policies, procedures and limits to control risks in alignment with risk strategy;
•	Measuring, monitoring and reporting on risk levels;
•	Identifying and assessing emerging and potential strategic risks;
•	Deciding on transactions that fall outside of risk limits delegated to business lines; and
•	Ensuring compliance with applicable regulatory and anti-money laundering requirements.

The following key groups within Risk Management, independent of the originating businesses, contribute to our management of risk:

•

Capital Markets Risk Management – This group provides independent oversight of the measurement, monitoring and control of market risks (both trading and non-trading), and trading credit risk (also called counterparty credit risk) across CIBC’s portfolios, and effective challenge and sound risk management oversight to the treasury/liquidity management function within CIBC.

•

Global Credit Risk Management – This group is responsible for the adjudication and oversight of credit risks (including transaction specific environmental and social risk(1)) associated with our commercial, wholesale and wealth management activities, management of the risks in our investment portfolios, as well as management of special loan portfolios.

•

Global Operational Risk Management – This group develops the systems and tools to facilitate the identification of operational risks, and has global accountability for the measurement and monitoring of all operational risk types.

•

Risk Analytics, Reporting and Credit Decisioning – This group is responsible for enterprise-wide analysis, including enterprise-wide stress testing and reporting, loan loss reporting, risk policy and governance, risk systems and models, recovery and resolution planning, as well as economic and regulatory capital methodologies. In addition, this group manages credit risk in personal and small business products offered through the various distribution channels (residential mortgages, credit cards, personal loans/lines of credit, small business loans) and performs analytics to optimize retail credit performance, along with collections, fraud, and anti-money laundering outcomes.

•	Conduct Risk Management – This group is responsible for enterprise conduct risk, including sales practice and compensation plan oversight and non-transactional reputation risk.
•	Compliance – This group provides timely and proactive advice and independent oversight of CIBC’s compliance with applicable regulatory requirements.
•

Enterprise Anti-Money Laundering – This group is responsible for all aspects of compliance with and oversight of requirements relating to anti-money laundering, anti-terrorist financing, and sanctions measures.

•

U.S. Risk Management – This group carries out the mandate of CIBC Risk Management at a regional level under the leadership of the U.S. CRO, with oversight from the U.S. Risk Management Committee and reporting to the Senior Executive Vice-President, U.S. Region. The group provides independent oversight for the identification, management, measurement, monitoring and control of risks in CIBC’s U.S. Commercial Banking and Wealth Management SBU. In addition, the CRO also oversees, through a joint oversight structure, the U.S. CRO, to ensure the relevant aspects of the U.S. Risk Management group are consistent with the above-noted practices.

(1)	See the “Environmental and social risk” section for further details, including oversight of non-transaction specific environmental and social risk, which reports directly into the CRO.

CIBC 2018 ANNUAL REPORT	43

Management’s discussion and analysis

Risk management process

Our risk management process is illustrated below:

Risk appetite statement

CIBC’s risk appetite statement defines the amount of risk we are willing to assume in pursuit of our strategic and financial objectives. Our guiding principle is to practice sound risk management, supported by strong capital and funding positions, as we pursue our client-focused strategy. In defining our risk appetite, we take into consideration our vision, values, and strategy, along with our risk capacity (defined by regulatory constraints). It defines how we conduct business, which is to be consistent with the following objectives:

•	Doing the right thing for our clients/stakeholders;
•	Safeguarding our reputation and brand;
•	Engaging in client-oriented businesses that we understand;
•	Maintaining a balance between risk and returns;
•	Retaining a prudent attitude towards tail and event risk;
•	Meeting regulatory expectations and/or identifying and having plans in place to address any issues in a timely manner; and
•	Achieving/maintaining an AA rating.

Our CIBC risk appetite statement contains metrics with limits that define our risk tolerance levels. In addition, we have SBU risk appetite statements that are integrated with the overall CIBC risk appetite statement that further articulate our business level risk tolerances.

Our CIBC risk appetite statement is reviewed annually in conjunction with our strategic, financial and capital planning cycle to ensure alignment and is approved annually by the Board. To help ensure CIBC stays within its risk appetite, the Board, RMC, and senior management regularly receive and review reporting on our risk profile against the risk appetite limits.

All strategic business decisions, as well as day-to-day business decisions, are governed by our risk appetite framework. Strategic decisions are evaluated to ensure that the risk exposure is within our risk appetite. Day-to-day activities and decisions are governed by our framework of risk tolerance limits, policies, standards and procedures that support our risk appetite statement.

Risk culture

Risk culture refers to desired attitudes and behaviours relative to risk taking. At CIBC, we strive to achieve a consistent and effective risk culture by:

•	Promoting, through both formal and informal channels, a shared accountability of risk identification, management and mitigation;
•	Cultivating an environment of transparency, open communication and robust discussion of risk;
•	Setting the appropriate “tone at the top” through clear communication and reinforcement; and
•	Identifying behaviours that are and are not aligned with risk appetite, and reinforce appropriate behaviours.

Every year, all employees are required to complete formal training on risk appetite, reputation risk, operational risk, code of conduct, anti-money laundering and other key risk topics. By taking this mandatory training, all employees develop a basic knowledge of risk management in support of our risk culture. This training is supplemented by our risk appetite statement, risk management priorities, documents on our internal website and internal news releases. In addition, we have policies, procedures and limits in place that govern our day-to-day business activity, with escalation procedures for limit breaches outlined accordingly.

Risk input into performance and compensation

At each year-end, Risk Management provides an assessment of adherence to risk appetite and material risk matters across CIBC. Risk Management also considers a number of risk inputs to identify matters which may directly impact individual compensation awards and/or performance ratings.

The MRCC oversees the performance management and compensation process. The MRCC is responsible for assisting the Board in their global oversight of CIBC’s human capital strategy, including talent strategy, succession planning and total rewards. The MRCC’s key compensation-related responsibilities include:

•	Approving CIBC’s compensation philosophy and any material changes to CIBC’s compensation principles or practices;
•	Approving new material compensation policies and changes to existing material compensation policies;
•	Reviewing and recommending for Board approval new material compensation plans or changes to existing material compensation plans;
•	Assessing the appropriateness and alignment of compensation relative to actual business performance and risks;

44	CIBC 2018 ANNUAL REPORT

Management’s discussion and analysis

•	Reviewing and recommending for Board approval incentive compensation funding and allocations, based on an assessment of business performance and risk;
•	Reviewing and recommending for Board approval individual compensation target and compensation for the ExCo, including the CEO and other key officers; and
•	Approving individual compensation for employees with total direct compensation above a certain materiality threshold.

Risk policies and limits

Our risk policies and limits framework is intended to ensure that risks are appropriately identified, measured, monitored and controlled in accordance with our risk appetite. For most risks, we have developed an overarching framework document that sets out the key principles for managing the associated risks and our key risk policies and limits. This framework is supported by standards, guidelines, processes, procedures and controls that govern day-to-day activities in our businesses. Oversight is provided by management committees, as well as the Board/Board Committees.

Key risk policies and limits are illustrated below:

Risk identification and measurement

Risk identification and measurement are important elements of our risk management framework. Risk identification is a continuous process, generally achieved through:

•	Regular assessment of risks associated with lending and trading credit exposures;
•	Ongoing monitoring of trading and non-trading portfolios;
•	Assessment of risks in new business activities and processes;
•	Assessment of risks in complex and unusual business transactions; and
•	Regular monitoring of the overall risk profile considering market developments and trends, and external and internal events.

Risk Management has developed a “Risk Register” to list all material risks facing CIBC. The inventory is based on the risks inherent in CIBC’s businesses and updated through various processes, illustrated in the following chart, to reflect changes in the nature of the risks we are facing. The Risk Register is used as an input for our ICAAP, either explicitly in the economic and regulatory capital calculations, or implicitly through the buffer of actual capital over economic capital and regulatory capital.

CIBC 2018 ANNUAL REPORT	45

Management’s discussion and analysis

The decision to register a new risk is based on a risk assessment through our risk identification processes and includes criteria such as materiality, measurability and probability. Furthermore, the decision to hold capital for a new risk is also based on whether the risk is being mitigated, and whether capital is deemed to be a suitable mitigant.

We have enterprise-wide methodologies, models and techniques in place to measure both the quantitative and qualitative aspects of risks, appropriate for the various types of risks we face. These methodologies, models and techniques are subject to independent assessment and review to ensure that the underlying logic remains sound, that model risks have been identified and managed, that use of the models continues to be appropriate and outputs are valid.

Risk is usually measured in terms of expected loss, unexpected loss, and economic capital.

Expected loss

Expected loss represents the loss that is statistically expected to occur in the normal course of business, with adjustments for conservatism, in a given period of time.

In respect of credit risk, the parameters used to measure expected loss are PD, LGD and EAD. These parameters are updated regularly and are based on our historical experience through the cycle and benchmarking of credit exposures. The PD, LGD and EAD parameters used for regulatory capital purposes are not adjusted for forward-looking information.

For trading market risks, VaR is a statistical technique used to measure risk. VaR is an estimate of the loss in market value for a given level of confidence that we would expect to incur in our trading portfolio due to an adverse one-day movement in market rates and prices. We also use stressed VaR to replicate our VaR over a period when relevant market factors are in distress.

For trading credit risks associated with market value based products, we use models to estimate exposure relative to the value of the portfolio of trades with each counterparty, giving consideration to market rates and prices.

Unexpected loss and economic capital

Unexpected loss is the statistical estimate of the amount by which actual losses might exceed expected losses over a specified time horizon, computed at a given confidence level. We use economic capital to estimate the level of capital needed to protect us against unexpected losses. Economic capital allows us to assess performance on a risk-adjusted basis.

We also use techniques such as sensitivity analysis and stress testing to help ensure that the risks remain within our risk appetite and that our capital is adequate to cover those risks. Our stress testing program includes evaluation of the potential effects of various economic and market scenarios on our risk profile, earnings and capital. Refer to the “Capital resources” section for additional details.

Model risk management

Model risk management encompasses sound development, independent validation, and ongoing monitoring and review of the models as well as governance and controls that are proportionate to the risks. Our model inventory includes, but is not limited to, models that relate to risk measurement (including VaR, economic and regulatory capital), pricing, credit risk rating and scoring models, credit models for the calculation of loss severity and stress testing, and models for the calculation of expected credit losses under IFRS 9. CIBC’s approach to provide effective governance and oversight for model risk management is comprised of the following key elements:

•	Governance and oversight by management committees, including the Model and Parameter Risk Committee (MPRC), senior management and the Board;
•

Policies, procedures and standards to outline applicable roles and responsibilities of the various oversight groups and to provide guidance to identify, measure, control and monitor model risk throughout the model’s life cycle; and

•	Controls for key operational aspects of model risk management including maintaining a model inventory, model risk ranking, model risk attestation and ongoing monitoring and reporting.

The MPRC is a sub-committee of the Global Risk Committee and is responsible for reviewing and approving proposals for new and/or modified regulatory and economic capital models and provides oversight of CIBC’s regulatory and economic capital models and parameters for credit, market and operational risks. The MPRC has accountability and responsibility for model and parameter approvals, parameter performance monitoring, validation oversight, and policy oversight.

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Management’s discussion and analysis

Model risk mitigation policies

We have policies, procedures, standards and controls to ensure effective model risk management for CIBC. A model review and validation is the independent effective challenge that documents the model risk and ensures models are sound and CIBC can rely on their output. The model review and validation process includes:

•	Review of model documentation;
•	Comprehensive, systematic testing of key model parameters on implementation to ensure results are as expected;
•	Replication of the risk quantification process to determine whether the model implementation is faithful to the model specifications;
•	Review of whether the model/parameter concepts and assumptions are appropriate and robust;
•	Accuracy testing to assess the calibration and accuracy of the risk components including, for example, the discriminative power of rating systems and the reasonableness of capital parameters;
•	Sensitivity testing to analyze the sensitivity of model/parameter outputs to model/parameter assumptions and key inputs;
•	Scenario and stress testing of the model outputs to key inputs;
•	Back-testing by comparing actual results with model-generated risk measures;
•	Benchmarking to other models and comparable internal and external data;
•	Review of the internal usage of the model/parameter applications to ensure consistency of application;
•	Reporting of model status to the MPRC, supported through an up-to-date inventory of regulatory models and parameters;
•	A quarterly attestation process for model owners in order to ensure compliance with the Model Risk and Validation Policy; and
•	A comprehensive validation report is prepared that identifies the conditions for valid application of the model and summarizes these findings to the model owners, developers and users.

Once a model has been approved for use, ongoing monitoring becomes a joint responsibility of model users, owners and validators.

Stress testing

Stress testing supplements our other risk management tools by providing an estimate of tail risk (i.e., low probability, high severity events). Results of stress testing are interpreted in the context of our risk appetite, including metrics for capital adequacy. Enterprise-wide stress testing, capital planning and financial planning processes are integrated for a comprehensive information system. See the “Financial condition” section for detailed discussion on our enterprise-wide stress testing.

Risk treatment and mitigation

Risk treatment and mitigation is the implementation of options for modifying risk levels. CIBC pursues risk mitigation options in order to control its risk profile in the context of its risk appetite. CIBC’s objective is to proactively consider risk mitigation options in order to optimize results.

Discussions regarding potential risk mitigation strategies are held between Risk Management and the lines of business, and at the GRC or GALCO and at the RMC for governance and oversight, as appropriate. In evaluating possible strategies, considerations include costs and benefits, residual risks (i.e., risks that are retained), secondary risks (i.e., those caused by the risk mitigation actions), and appropriate monitoring and review to track results.

Risk controls

Our risk management framework also includes a comprehensive set of risk controls, designed to ensure that risks are being appropriately identified and managed. Our risk controls are part of CIBC’s overall Control Framework, developed based on the Committee of Sponsoring Organizations of the Treadway Commission’s (COSO) widely accepted “Internal Control – Integrated Framework”. The Control Framework also draws on elements of the OSFI Supervisory Framework and Corporate Governance Guidelines.

The Board, primarily through the RMC, approves certain credit risk limits and delegates specific transactional approval authorities to the CEO or jointly to the CEO and CRO. The RMC must approve transactions that exceed delegated authorities. Delegation of authority to business units is controlled to ensure decision-making authorities are restricted to those individuals with the necessary experience levels. In addition, CIBC has rigorous processes to identify, evaluate and remediate risk control deficiencies in a timely manner. Regular reporting is provided to the RMC to evidence compliance with risk limits. Risk limits and the delegation of authority to the CEO or jointly to the CEO and CRO are reviewed annually by the RMC.

Risk monitoring and reporting

To monitor CIBC’s risk profile and facilitate evaluation against the risk appetite statement, a number of measurement metrics have been established, with regular reporting against these metrics provided to the GRC and the RMC. This reporting enables decisions on growth and risk mitigation strategies.

Exposures are also regularly monitored against limits, with escalation protocols for limit excesses, should they occur. Escalation protocols ensure awareness at appropriate levels and facilitate management of excesses that is consistent with our risk appetite.

Regular management reports on each risk type are also prepared to facilitate monitoring and control of risk at a more granular level.

Top and emerging risks

We monitor and review top and emerging risks that may affect our future results, and take action to mitigate potential risks if required. We perform in-depth analyses, which can include stress testing our exposures relative to the risks, and provide updates and related developments to the Board on a regular basis. This section describes the top and emerging risks that we consider to have potential negative implications, as well as regulatory and accounting developments that are material for CIBC.

Technology, information and cyber security risk

Financial institutions like CIBC are evolving their business processes to leverage innovative technologies and the internet to improve client experience and streamline operations. At the same time, cyber threats and the associated financial, reputation and business interruption risks have also increased.

These risks continue to be actively managed by us through strategic risk reviews, enterprise-wide technology and information security programs, with the goal of maintaining overall cyber-resilience that prevents, detects, and responds to threats such as data breaches, malware, unauthorized access, and denial-of-service attacks, which can result in damage to CIBC systems and information, theft or disclosure of confidential information, unauthorized or fraudulent activity, and service disruption.

Given the importance of electronic financial systems, including secure online and mobile banking provided by CIBC to its clients, CIBC monitors the changing environment globally, including cyber threats, mitigation strategies and evolving regulatory requirements, in order to improve our controls and processes to protect our systems and client information. In addition, we continually perform cyber security preparedness, testing, and recovery exercises to validate our defences, benchmark against best practices and provide regular updates to the Board. CIBC has well-defined cyber incident response protocols

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Management’s discussion and analysis

and playbooks in the event that a security incident or breach occurs. CIBC also has cyber insurance coverage to help mitigate against certain potential losses associated with cyber incidents. CIBC’s insurance coverage is subject to various terms and provisions, including limits on the types and amounts of coverage relating to losses arising from cyber incidents. We periodically assess our insurance coverage based on our risk tolerance and limits.

Despite our commitment to information and cyber security, CIBC and its related third parties may not be able to fully mitigate all risks associated with the increased complexity and high rate of change in the threat landscape. CIBC continuously monitors its risk profile for changes and continues to refine approaches to security protection and service resilience to minimize the impact of any incidents that may occur.

Disintermediation risk

Canadian banking clients are increasingly shifting their service transactions from branches to digital platforms. As such, competitive pressure from digital disruptors, both global technology leaders and smaller financial technology entrants, is increasing and the risk of disintermediation is growing due to the level of sophistication of these non-traditional competitors. Cryptocurrencies, such as Bitcoin, are increasingly being recognized by financial institutions as risk factors facing their business operations. One of the major appeals of cryptocurrencies is the anonymity they offer, as participants can transfer assets across the internet without the need for centralized third-party intermediaries such as banks. In view of several shortcomings including their high volatility, the widespread adoption of cryptocurrencies as a substitute for government-issued currencies does not appear to be a near-term prospect. However, the underlying blockchain technology is seen to have vast potential which could contribute to increased disintermediation.

Blockchain is a decentralized ledger technology which keeps records that are linked and secured with cryptography. It enables the use of cryptocurrencies, such as Bitcoin. The percentage of global GDP stored on this technology is expected to continue to increase, creating the potential for blockchain to transform business models across multiple industries that focus on transaction and record verification.

CIBC manages disintermediation risk through strategic risk reviews as well as investment in emerging channels, in data and analytics capabilities, and in technology and innovation in general, to meet our clients’ changing expectations, while working to reduce our cost structure and simplify operations.

Geo-political risk

The level of geo-political risk escalates at certain points in time. While the specific impact on the global economy and on global credit and capital markets would depend on the nature of the event, in general, any major event could result in instability and volatility, leading to widening spreads, declining equity valuations, flight to safe-haven currencies and increased purchases of gold. In the short run, market shocks could hurt the net income of our trading and non-trading market risk positions. Although Canada is unlikely to be directly subject to geo-political risk, the indirect impact of reduced economic growth, as well as potential impacts on commodity prices and the recent rise of protectionism, could have serious negative implications for general economic and banking activities.

Currently, there are several areas of concern which have raised the level of uncertainty in global financial markets. These include: heightened tensions in the Middle East in the aftermath of the decision by the U.S. to exit the Joint Comprehensive Plan of Action relating to Iran’s nuclear program and recent diplomatic turmoil regarding Saudi Arabia; the U.S. decision to withdraw from the Intermediate-Range Nuclear Forces Treaty with Russia; Brexit negotiations; and continued uncertainty surrounding global trade tensions, especially between the U.S. and China. Moreover, ratification of the renegotiated U.S.-Mexico-Canada (USMCA) deal to replace the North American Free Trade Agreement (NAFTA) may be delayed or prevented in the U.S. House of Representatives following the U.S. mid-term elections. In addition, there remains the potential for U.S. tax reforms to have a negative impact on the competitiveness of the Canadian economy. While it is impossible to predict where new geo-political disruption will occur, we do pay particular attention to markets and regions with existing or recent historical instability to assess the impact of these environments on the markets and businesses in which we operate.

Canadian consumer debt and the housing market

As a consequence of historically low interest rates, Canadians had increased debt levels at a pace that exceeded the growth in their income. Most of the increase in household debt levels was driven by higher levels of mortgage debt, which was tied to the Canadian housing market. The Bank of Canada’s recent and potential further increases in interest rates, combined with regulatory measures introduced by OSFI, the Department of Finance, and provincial governments, including taxes on foreign ownership and revised mortgage underwriting guidelines (B-20 guidelines), are having their intended effect. Household credit is currently growing at the slowest pace experienced in any non-recessionary period during the post-war era.

OSFI revised its B-20 guidelines on mortgage lending, which came into effect January 1, 2018. See the “Credit risk” section for further details. While we believe that the probability of a severe housing crash that generates significant losses for mortgage portfolios remains low, increases in interest rates and the new regulatory measures put in place elevate the risk associated with an inflated housing market, along with high levels of consumer debt that would be a concern should the economy falter and unemployment rates begin to increase.

Currently, we qualify variable rate mortgage borrowers using the Bank of Canada five-year fixed benchmark rate, which is typically higher than the variable rate by approximately two percentage points, which is required as part of the B-20 guidelines. Therefore, our variable rate borrowers should be able to withstand some increase in interest rates. In addition, we run our enterprise-wide statistical stress tests at lower home prices to determine potential direct losses, and have also conducted stress tests to assess the impact of rising unemployment rates on borrowers’ ability to repay loan obligations.

Acquisition risk

CIBC seeks out acquisition opportunities that align with its strategy, risk appetite and financial goals. The ability to successfully execute on our strategy to integrate acquisitions, and the ability to anticipate and manage risks associated with acquisitions, are subject to certain factors. These include receiving regulatory and shareholder approval on a timely basis and on favourable terms, retaining clients and key personnel, realizing synergies and efficiencies, controlling integration and acquisition costs, among others, and changes in general business and economic conditions.

Although many of the factors are beyond CIBC’s control, their impact is partially mitigated by conducting due diligence before completing the transaction, developing and executing appropriate integration plans, and monitoring performance following the acquisition. However, acquisitions involve inherent uncertainty and we cannot determine all potential events, facts and circumstances and there could be an adverse impact on CIBC’s operations and financial performance.

U.S. banking regulation

In conjunction with our acquisition of The PrivateBank (subsequently rebranded as CIBC Bank USA), completed on June 23, 2017, our wholly-owned subsidiary, CIBC Bancorp USA Inc. (CIBC Bancorp), became a bank holding company registered under the U.S. Bank Holding Company Act of 1956, as amended, and is subject to regulation as a bank holding company by the U.S. Board of Governors of the Federal Reserve System (Federal Reserve). CIBC Bank USA, as a state-chartered bank with greater than $10 billion of total assets, is subject to regulation by the U.S. Federal Deposit Insurance Corporation (FDIC), the U.S. Bureau of Consumer Financial Protection Board (BCFP), and the Illinois Department of Financial and Professional Regulation.

The scope of these regulations could impact our business in a number of ways. For example, both CIBC Bancorp and CIBC Bank USA are required to maintain minimum capital ratios in accordance with Basel III rules adopted by the U.S. bank regulatory agencies, which differ in some respects from Canada’s

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Basel III rules. Under the U.S. bank regulatory framework, both CIBC and CIBC Bancorp are expected to provide a source of strength to the subsidiary bank and may be required to commit additional capital and other resources to CIBC Bank USA in the event that its financial condition were to deteriorate, whether due to overall challenging economic conditions in the U.S., or because of business-specific issues. The Federal Reserve (in the case of CIBC Bancorp) and the FDIC (in the case of CIBC Bank USA) also have the ability to restrict dividends paid by CIBC Bancorp or CIBC Bank USA, which could limit our ability to receive distributions on our capital investment in our U.S. banking operations.

Furthermore, the Federal Reserve and the FDIC could also restrict our ability to grow our U.S. banking operation, whether through acquisitions or organically, if, among other things, they have supervisory concerns about risk management, anti-money laundering or compliance programs and practices, governance and controls, and/or capital and liquidity adequacy at CIBC Bancorp or CIBC Bank USA.

In October 2018, the Federal Reserve issued a notice of proposed rulemaking that, consistent with the U.S. regulatory relief legislation enacted in May 2018, would establish a revised framework for applying enhanced prudential standards to large U.S. banking organizations based on their risk profile and asset size. The proposed rules generally would exempt U.S. banking organizations with less than $100 billion of consolidated assets from most enhanced prudential standards, and those with between $100 billion and $250 billion of consolidated assets would be exempt from the more stringent standards. The proposed rules, however, expressly do not apply to U.S. banks controlled by foreign banking organizations, although the Federal Reserve has indicated that it intends to issue separate guidance on the applicability of enhanced prudential standards to foreign banking organizations, which may impact CIBC Bancorp given that it has consolidated assets less than $100 billion. Until such further regulations are proposed, however, there is uncertainty as to whether the revised asset thresholds will be applied to foreign banking organizations in a manner similar to U.S. banking organizations. If they are not, CIBC Bancorp could be subject to more significant regulatory compliance burdens, particularly as we seek to grow the size of our U.S. operations, as compared to other similarly-sized U.S. banking organizations that are not owned by a foreign parent.

Anti-money laundering

Recognizing the threat of money laundering, terrorist financing activities and other related crimes to the stability and integrity of a country’s financial sector and its broader economy, the international community has made the fight against these illegal activities a priority. Several laws and regulations have been enacted by governments and regulatory bodies globally. As a potential conduit for illegal operations, financial institutions bear a significant responsibility in mitigating the risks associated with these activities.

CIBC is committed to adhering to all regulatory requirements pertaining to Anti-Money Laundering (AML) and Anti-Terrorist Financing (ATF) and implementing best practices to minimize the impact of such activities. As such, CIBC has implemented procedures to ensure that relevant regulatory obligations with respect to the reporting of large cash transactions, electronic funds transfers, and cross-border movements of cash and monetary instruments, are met in each jurisdiction. In addition, all employees are required to complete CIBC’s AML/ATF training annually.

Commodity prices

Global economic growth is projected to remain relatively healthy in 2019, providing continued support to industrial demand for commodities. While oil prices have been declining recently, with West Texas Intermediate prices dropping below US$60/barrel, of greater concern to the Canadian industry is the significant drop in Canada’s heavy oil benchmark, Western Canada Select, which at under $17/barrel, is near the lows set in 2016. However, should OPEC reverse some of the production increases introduced to offset declines in Iranian and Venezuelan output, global crude prices could recover some of the current weakness.

CIBC’s overall commodity exposure continues to perform within our risk appetite, with losses in our oil and gas portfolio down significantly from peak levels. Clients in our oil and gas portfolio are currently being assessed on the basis of our enhanced risk metrics, and our portfolio is being monitored in a prudent manner.

Environmental and social governance

See the “Environmental and social risk” section for additional information.

Regulatory developments

See the “Taxes”, “Capital resources”, “Credit risk”, “Liquidity risk” and “Accounting and control matters” sections for additional information on regulatory developments.

Accounting developments

See the “Accounting and control matters” section and Note 31 to the consolidated financial statements for additional information on accounting developments.

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Management’s discussion and analysis

Risks arising from business activities

The chart below shows our business activities and related risk measures based upon regulatory RWAs and economic capital as at October 31, 2018:

(1)	Includes counterparty credit risk of $83 million, which comprises derivatives and repo-style transactions.
(2)	Includes counterparty credit risk of $10,956 million, which comprises derivatives and repo-style transactions.
(3)	Includes counterparty credit risk of $545 million, which comprises derivatives and repo-style transactions.
(4)	For additional information, see the “Non-GAAP measures” section.
(5)	Includes investment risk.

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Management’s discussion and analysis

Credit risk

Credit risk is the risk of financial loss due to a borrower or counterparty failing to meet its obligations in accordance with contractual terms.

Credit risk arises out of the lending businesses in each of our SBUs. Other sources of credit risk consist of our trading activities, which include our over-the-counter (OTC) derivatives, debt securities, and our repo-style transaction activity. In addition to losses on the default of a borrower or counterparty, unrealized gains or losses may occur due to changes in the credit spread of the counterparty, which could impact the carrying or fair value of our assets.

Governance and management

Credit risk is managed through the three lines of defence model. Frontline businesses own the risks and are responsible for identifying and assessing risks inherent in line of business activities, establishing controls to mitigate those risks, and ensuring the ongoing design and operating effectiveness of controls – this is the first line of defence.

The second line of defence is Risk Management and other functional groups, which provide guidance and effective independent challenge of the adjudication and oversight of credit risks associated with CIBC’s commercial, wholesale and wealth management activities, as well as risk assessments and decisions for the first line of defence.

Internal Audit provides the third line of defence, by providing reasonable assurance on the effectiveness of governance practices, risk management processes and internal controls.

Senior management reports to the GRC and RMC at least quarterly on material credit risk matters, including material credit transactions, compliance with limits, portfolio trends, impaired loans and credit loss provisioning levels. Provision for credit losses is reviewed by the RMC and the Audit Committee quarterly.

Specific to the management of credit risk, Risk Management is mandated to provide enterprise-wide oversight of the management of credit risk in CIBC’s credit portfolios, including the measurement, monitoring and control of credit risk and the management of credit risk models. Key groups in Risk Management with credit risk responsibility include:

Capital Markets Risk Management: This group is responsible for independent oversight of trading credit risk, including adjudication of trading credit facilities for non-bank financial entities, prime brokerage clients and central clearing counterparties where the client has no other credit relationship with CIBC. In addition, Capital Markets Risk Management is responsible for managing the country risk rating and the country exposure limits processes.

Global Credit Risk Management: This group is responsible for the adjudication and oversight of credit risks (including transaction specific environmental and social risk) associated with our commercial, wholesale and wealth management activities, management of the risks in our investment portfolios, as well as management of special loan portfolios.

Model Validation, Global Operational Risk Management: This group is responsible for the oversight of model validation practices. Model validation constitutes the independent set of processes, activities and ongoing documentary evidence that models and parameters are sound and CIBC can rely on their output.

Risk Analytics, Reporting and Credit Decisioning: This group is responsible for enterprise-wide analysis, including enterprise-wide stress testing and reporting, risk policy and governance, risk systems and models, recovery and resolution planning, as well as economic and regulatory capital methodologies. In addition, this group manages credit risk in personal and small business products offered through the various distribution channels (residential mortgages, credit cards, personal loans/lines of credit, small business loans) and performs analytics to optimize retail credit performance, along with collections, fraud, and anti-money laundering outcomes.

U.S. Risk Management: This group carries out the mandate of CIBC Risk Management at a regional level and provides independent oversight of the identification, management, measurement, monitoring and control of credit risks in the U.S. Commercial Banking and Wealth Management SBU.

Adjudication and oversight above delegated levels is provided by the CRO, GRC and RMC.

Policies

To control credit risk, prudent credit risk management principles are used as a base to establish policies, standards and guidelines that govern credit activities as outlined by the credit risk management policy.

The credit risk management policy supplements CIBC’s risk management framework and risk appetite framework, and together with CIBC’s portfolio concentration limits for credit exposures, CIBC’s common risk/concentration risk limits for credit exposures, and other supporting credit risk policies, standards and procedures, assists CIBC in achieving its desired risk profile by providing an effective foundation for the management of credit risk.

Credit risk limits

The RMC approves Board limits, and exposures above Board limits require reporting to, or approval of, the RMC. Management limits are approved by the CRO. Usage is monitored to ensure risks are within allocated management and Board limits. Exposures above management limits require the approval of the CRO. Business lines may also impose lower limits to reflect the nature of their exposures and target markets. This tiering of limits provides for an appropriate hierarchy of decision making and reporting between management and the RMC. Credit approval authority flows from the Board and is further cascaded to officers in writing. The Board’s Investment and Lending Authority Resolution sets thresholds above which credits require reporting to, or approval of, the RMC, ensuring an increasing level of oversight for credits of higher risk. CIBC maintains country limits to control exposures within countries outside of Canada and the United States.

Credit concentration limits

At a bank-wide level, credit exposures are managed to promote alignment to our risk appetite statement, to maintain the target business mix and to ensure that there is no undue concentration of risk. We set limits to control borrower concentrations by risk-rating band for large exposures (i.e., risk-rated credits). Direct loan sales, credit derivative hedges, or structured transactions may also be used to reduce concentrations. We also have a set of portfolio concentration limits in place to control exposures by country, industry, product and activity. Further, our policies require limits to be established as appropriate for new initiatives and implementation of strategies involving material levels of credit risk. Concentration limits represent the maximum exposure levels we wish to hold on our books. In the normal course, it is expected that exposures will be held at levels below the maximums. The credit concentration limits are reviewed and approved by the RMC at least annually.

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Management’s discussion and analysis

Credit concentration limits are also applied to our retail lending portfolios to mitigate concentration risk. We not only have concentration limits to individual borrowers and geographic regions, but also to different types of credit facilities, such as unsecured credits, rental occupancy purpose credits, condominium secured credits and mortgages with a second or third charge where we are behind another lender. In addition, we limit the maximum insured mortgage exposure to private insurers in order to reduce counterparty risk.

Credit risk mitigation

We may mitigate credit risk by obtaining a pledge of collateral, which improves recoveries in the event of a default. Our credit risk management policies include verification of the collateral and its value and ensuring that we have legal certainty with respect to the assets pledged. Valuations are updated periodically depending on the nature of the collateral, legal environment, and the creditworthiness of the counterparty. The main types of collateral include: (i) cash or marketable securities for securities lending and repurchase transactions; (ii) cash or marketable securities taken as collateral in support of our OTC derivatives activity; (iii) charges over operating assets such as inventory, receivables and real estate properties for lending to small business and commercial borrowers; and (iv) mortgages over residential properties for retail lending.

In certain circumstances we may use third-party guarantees to mitigate risk. We also obtain insurance to reduce the risk in our real estate secured lending portfolios, the most material of which relates to the portion of our residential mortgage portfolio that is insured by CMHC, an agency of the Government of Canada.

We mitigate the trading credit risk of OTC derivatives, securities lending and repurchase transactions with counterparties by employing the International Swaps and Derivatives Association (ISDA) Master Agreement, as well as Credit Support Annexes (CSAs) or similar master and collateral agreements. See Note 12 to the consolidated financial statements for additional details on the risks related to the use of derivatives and how we manage these risks.

ISDA Master Agreements and similar master and collateral agreements, (such as the global master repurchase agreement and global master securities lending agreement,) facilitate cross transaction payments, prescribe close-out netting processes, and define the counterparties’ contractual trading relationship. In addition, the agreements formalize non-transaction specific terms. Master agreements serve to mitigate our credit risk by outlining default and termination events, which enable parties to close out of all outstanding transactions in the case of a negative credit event on either party’s side. The mechanism for calculating termination costs in the event of a close out are outlined in the master agreement; this allows for the efficient calculation of a single net obligation of one party to another.

CSAs and other collateral agreements are often included in ISDA Master Agreements or similar master agreements governing securities lending and repurchase transactions. They mitigate counterparty credit risk by providing for the exchange of collateral between parties when a party’s exposure to the other exceeds agreed upon thresholds, subject to a minimum transfer amount. CSAs and other collateral agreements which operate with master agreements also designate acceptable collateral types, and set out rules for re-hypothecation and interest calculation on collateral. Collateral types permitted under CSAs and other master agreements are set through our trading credit risk management documentation procedures. These procedures include requirements around collateral type concentrations.

Consistent with global initiatives to improve resilience in the financial system, we will clear derivatives through CCPs where feasible. Credit derivatives may be used to reduce industry sector concentrations and single-name exposure.

Forbearance policy

We employ forbearance techniques to manage client relationships and to minimize credit losses due to default, foreclosure or repossession. In certain circumstances, it may be necessary to modify a loan for economic or legal reasons related to a borrower’s financial difficulties, and we may grant a concession in the form of below-market rates or terms that would not otherwise be considered, for the purpose of maximizing recovery of our exposure to the loan. In circumstances where the concession is considered below market, the modification is reported as a troubled debt restructuring (TDR). TDRs are subject to our normal quarterly impairment review which considers, amongst other factors, covenants and/or payment delinquencies. An appropriate level of loan loss provision by portfolio segment is then established.

In retail lending, forbearance techniques include interest capitalization, amortization amendments and debt consolidations. We have a set of eligibility criteria which allow our Client Account Management team to determine suitable remediation strategies and propose products based on each borrower’s situation. While these solutions often provide more favourable conditions than those originally provided and are intended to increase the ability of borrowers to service their obligation to CIBC overall, we consider these solutions to be at market and comparable to terms and conditions we would have offered to new clients with comparable credit ratings.

The solutions available to corporate and commercial clients vary based on the individual nature of the client’s situation and are undertaken selectively where it has been determined that the client has or is likely to have repayment difficulties servicing its obligations. Covenants often reveal changes in the client’s financial situation before there is a change in payment behaviour and typically allow for a right to reprice or accelerate payments. Solutions may be temporary in nature or may involve other special management options.

Process and control

The credit approval process is centrally controlled, with all significant credit requests submitted to a credit adjudication group within Risk Management that is independent of the originating businesses. Approval authorities are a function of the risk and amount of credit requested. In certain cases, credit requests must be referred to the Credit Committee, a subcommittee of the GRC, or to the RMC for approval.

After initial approval, individual credit exposures continue to be monitored, with a formal risk assessment, including review of assigned ratings, documented at least annually. Higher risk-rated accounts are subject to closer monitoring and are reviewed at least quarterly. Collections and specialized loan workout groups handle the day-to-day management of high risk loans to maximize recoveries.

Risk measurement

Exposures subject to AIRB approach

Under the AIRB approach we are required to categorize exposures to credit risk into broad classes of assets with different underlying risk characteristics. This asset categorization may differ from the presentation in our consolidated financial statements. Under the AIRB approach, credit risk is measured using the following three key risk parameters(1):

•	PD – the probability that the obligor will default within the next 12 months.
•	EAD – the estimate of the amount which will be drawn at the time of default.
•	LGD – the expected severity of loss as the result of the default, expressed as a percentage of the EAD.

Our credit risk exposures are divided into business and government and retail portfolios. Regulatory models used to measure credit risk exposure under the AIRB approach are subject to CIBC’s model risk management process.

(1)	These parameters differ from those used in the calculation of expected credit losses under IFRS 9. See the “Accounting and control matters” section for further details.

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Business and government portfolios (excluding scored small business) – risk-rating method

The portfolios comprise exposures to corporate, sovereign, and bank obligors. Our adjudication process and criteria includes assigning an obligor default rating that reflects our estimate of the financial strength of the borrower, and a facility rating or loss given default rating that reflects the collateral amount and quality applicable to secured exposures, the seniority position of the claim, and the capital structure of the borrower for unsecured exposures.

The obligor rating takes into consideration our financial assessment of the obligor, the industry, and the economic environment of the region in which the obligor operates. Where a guarantee from a third party exists, both the obligor and the guarantor will be assessed. While our obligor rating is determined independently of external ratings for the obligor, our risk-rating methodology includes a review of those external ratings.

CIBC employs a 20-point master internal obligor default rating scale that broadly maps to external agencies ratings as presented in the table below.

Grade	CIBC rating	S&P equivalent	Moody’s equivalent
Investment grade	00 – 47	AAA to BBB-	Aaa to Baa3
Non-investment grade	51 – 67	BB+ to B-	Ba1 to B3
Watch list	70 – 80	CCC+ to C	Caa1 to Ca
Default	90	D	C

We use quantitative modelling techniques to assist in the development of internal risk-rating systems. The risk-rating systems have been developed through analysis of internal and external credit risk data, supplemented with expert judgment. The risk ratings are used for portfolio management, risk limit setting, product pricing, and in the determination of regulatory and economic capital.

Our credit process is designed to ensure that we approve applications and extend credit only where we believe that our client has the ability to repay according to the agreed terms and conditions.

Our credit framework of policies and limits defines our appetite for exposure to any single name or group of related borrowers, which is a function of the internal risk rating. We generally extend new credit only to borrowers in the investment and non-investment grade categories noted above. Our credit policies are also defined to manage our exposure to concentration in borrowers in any particular industry or region.

In accordance with our process, each obligor is assigned an obligor default rating and the assigned rating is mapped to a PD estimate that represents a long-run average one-year default likelihood. For corporate obligors, PD estimates are calculated using joint maximum likelihood techniques based on our internal default rate history by rating category and longer dated external default rates as a proxy for the credit cycle to arrive at long-run average PD estimates. Estimates drawn from third party statistical default prediction models are used to supplement the internal default data for some rating bands where internal data is sparse. For small and medium corporate enterprises, PD estimates are developed using only internal default history. For bank and sovereign obligors, PD estimates are derived from an analysis based on external default data sets and supplemented with internal data where possible. We examine several different estimation methodologies and compare results across the different techniques. In addition, we apply the same techniques and estimation methodologies to analogous corporate default data and compare the results for banks and sovereigns to the corporate estimates for each technique. A regulatory floor is applied to PD estimates for corporate and bank obligors.

Each facility is assigned a loss given default rating and each assigned rating is mapped to an LGD estimate that considers economic downturn conditions. For corporate obligors, LGD estimates are primarily derived from internal historical recovery data. Time to resolution is typically 1 to 2 years for most corporate obligors, and 1 to 4 years in the real estate sector. LGD values are based on discounted post-default cash flows for resolved accounts and include material direct and indirect costs associated with collections. External data is used in some cases to supplement our analysis. Economic downturn periods are identified for each portfolio by examining the history of actual losses, default rates and LGD. For bank and sovereign exposures, LGD estimates are primarily driven by expert judgment supplemented with external data and benchmarks where available. Appropriate adjustments are made to LGD estimates to account for various uncertainties associated with estimation techniques and data limitations, including adjustments for unresolved accounts.

EAD is estimated based on the current exposure to the obligor together with possible future changes in that exposure driven by factors such as the available undrawn credit commitment amount and the obligor default rating. EAD estimates are primarily based on internal historical loss data supplemented with comparable external data. Economic downturn periods are identified for each portfolio by examining the historical default rates and actual EAD factors.

Appropriate adjustments are made to PD, LGD and EAD estimates to account for various uncertainties associated with estimation techniques and data limitations, including adjustments for unresolved accounts (for LGD).

A simplified risk-rating process (slotting approach) is used for part of our uninsured Canadian commercial mortgage portfolio, which comprises non-residential mortgages and multi-family residential mortgages. These exposures are individually rated on our rating scale using a risk-rating methodology that considers the property’s key attributes, which include its loan-to-value (LTV) and debt service ratios, the quality of the property, and the financial strength of the owner/sponsor. All exposures are secured by a lien over the property. In addition, we have insured multi-family residential mortgages, which are not treated under the slotting approach, but are instead treated as sovereign exposures.

Retail portfolios

Retail portfolios are characterized by a large number of relatively small exposures. They comprise of: real estate secured personal lending (residential mortgages and personal loans and lines secured by residential property); qualifying revolving retail exposures (credit cards, overdrafts and unsecured lines of credit); and other retail exposures (loans secured by non-residential assets, unsecured loans including student loans, and scored small business loans).

We use scoring models in the adjudication of new retail credit exposures, which are based on statistical methods of analyzing the unique characteristics of the borrower, to estimate future behaviour. In developing our models, we use internal historical information from previous borrowers, as well as information from external sources, such as credit bureaus. The use of credit scoring models allows for consistent assessment across borrowers. There are specific guidelines in place for each product, and our adjudication decision will take into account the characteristics of the borrower, any guarantors, and the quality and sufficiency of the collateral pledged (if any). The lending process will include documentation of, where appropriate, satisfactory identification, proof of income, independent appraisal of the collateral and registration of security.

Retail portfolios are managed as pools of homogeneous risk exposures, using external credit bureau scores and/or other behavioural assessments to group exposures according to similar credit risk profiles. These pools are established through statistical techniques. Characteristics used to group individual exposures vary by asset category; as a result, the number of pools, their size, and the statistical techniques applied to their management differ accordingly.

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Management’s discussion and analysis

The following table maps the PD bands to various risk levels:

Risk level	PD bands
Exceptionally low	0.01% – 0.20%
Very low	0.21% – 0.50%
Low	0.51% – 2.00%
Medium	2.01% – 10.00%
High	10.01% – 99.99%
Default	100%

For the purposes of the AIRB approach for retail portfolios, additional PD, LGD and EAD segmentation into homogenous risk exposures is established through statistical techniques. The principal statistical estimation technique is decision trees benchmarked against alternative techniques such as regression and random forests.

Within real estate secured lending, we have two key parameter estimation models: mortgages and real estate secured personal lines of credit. Within qualifying revolving retail, we have three key parameter estimation models: credit cards, overdraft, and unsecured personal lines. A small percentage of credit cards, overdraft, and unsecured line accounts that do not satisfy the requirements for qualifying revolving retail are grouped into other retail parameter models. Within other retail, we have three key parameter models: margin lending, personal loans, and scored small business loans. Each parameter model pools accounts according to characteristics such as: delinquency, current credit bureau score, internal behaviour score, estimated current LTV ratio, account type, account age, utilization, outstanding balance, or authorized limit.

PD is estimated as the average default rate over an extended period based on internal historical data, generally for a 5 to 10 year period, which is adjusted using internal historical data on default rates over a longer period or comparable external data that includes a period of stress. A regulatory floor is applied to our PD estimate for all retail exposures with the exception of insured mortgages and government-guaranteed loans.

LGD is estimated based on observed recovery rates over an extended period using internal historical data. In determining our LGD estimate, we exclude any accounts that have not had enough time since default for the substantial majority of expected recovery to occur. This recovery period is product-specific and is typically in the range of 1 to 3 years. Accounts that cure from default and return to good standing are considered to have zero loss. We simulate the loss rate in a significant downturn based on the relationship(s) between LGD and one or more of the following: PD; housing prices, cure rate, and recovery time; or observed LGD in periods with above-average loss rates. We apply appropriate adjustments to address various types of estimation uncertainty including sampling error and trending. A regulatory floor is applied to all real estate secured exposures with the exception of insured mortgages.

EAD for revolving products is estimated as a percentage of the authorized credit limit based on the observed EAD rates over an extended period using historical data. We simulate the EAD rate in a significant downturn based on the relationship(s) between the EAD rate and PD and/or the observed EAD rate in periods with above-average EAD rates. For term loan products, EAD is set equal to the outstanding balance.

We apply appropriate adjustments to PD, LGD and EAD to address various types of estimation uncertainty including sampling error and trending.

Back-testing

We monitor the three key risk parameters – PD, EAD and LGD – on a quarterly basis for our business and government portfolios and on a monthly basis for our retail portfolios. Every quarter, the back-testing results are reported to OSFI and are presented to the business and Risk Management senior management for review and challenge. For each parameter, we identify any portfolios whose realized values are significantly above or significantly below expectations and then test to see if this deviation is explainable by changes in the economy. If the results indicate that a parameter model may be losing its predictive power, we prioritize that model for review and update.

Stress testing

As part of our regular credit portfolio management process, we conduct stress testing and scenario analyses on our portfolio to quantitatively assess the impact of various historical, as well as hypothetical, stressed conditions, versus limits determined in accordance with our risk appetite. Scenarios are selected to test our exposures to specific industries (e.g., oil and gas and real estate), products (e.g., mortgages and cards), or geographic regions (e.g., Europe and Caribbean). Results from stress testing are a key input into management decision making, including the determination of limits and strategies for managing our credit exposure. See the “Real estate secured personal lending” section for further discussion on our residential mortgage portfolio stress testing.

54	CIBC 2018 ANNUAL REPORT

Management’s discussion and analysis

Exposure to credit risk

The portfolios are categorized based upon how we manage the business and the associated risks. Gross credit exposure amounts presented in the table below represent our estimate of exposure at default which is net of derivative master netting agreements and CVA but is before allowance for credit losses or credit risk mitigation. Gross credit exposure amounts relating to our business and government portfolios are reduced for collateral held for repo-style transactions, which reflects the exposure at default value of such collateral. Non-trading equity exposures are not included in the table below as they have been deemed immaterial under the OSFI guidelines, and hence are subject to 100% risk-weighting.

$ millions, as at October 31			2018			2017
	AIRB approach (1)	Standardized approach	Total	AIRB approach (1)	Standardized approach	Total
Business and government portfolios
Corporate
Drawn	$85,899	$27,018	$112,917	$78,312	$23,390	$101,702
Undrawn commitments	43,180	4,885	48,065	39,078	4,085	43,163
Repo-style transactions	91,970	2	91,972	76,899	39	76,938
Other off-balance sheet	14,496	827	15,323	13,484	697	14,181
OTC derivatives	9,440	35	9,475	8,990	64	9,054
	244,985	32,767	277,752	216,763	28,275	245,038
Sovereign
Drawn	51,703	12,047	63,750	41,439	11,827	53,266
Undrawn commitments	6,576	–	6,576	5,642	–	5,642
Repo-style transactions	16,929	–	16,929	14,374	–	14,374
Other off-balance sheet	753	–	753	533	–	533
OTC derivatives	3,454	–	3,454	2,660	–	2,660
	79,415	12,047	91,462	64,648	11,827	76,475
Banks
Drawn	13,697	1,868	15,565	10,422	2,021	12,443
Undrawn commitments	1,041	5	1,046	840	8	848
Repo-style transactions	28,860	–	28,860	21,469	–	21,469
Other off-balance sheet	65,253	–	65,253	64,176	–	64,176
OTC derivatives	8,727	286	9,013	7,527	232	7,759
	117,578	2,159	119,737	104,434	2,261	106,695
Gross business and government portfolios	441,978	46,973	488,951	385,845	42,363	428,208
Less: collateral held for repo-style transactions	125,368	–	125,368	101,315	–	101,315
Net business and government portfolios	316,610	46,973	363,583	284,530	42,363	326,893
Retail portfolios
Real estate secured personal lending
Drawn	224,501	3,743	228,244	223,291	3,423	226,714
Undrawn commitments	19,572	2	19,574	18,922	3	18,925
	244,073	3,745	247,818	242,213	3,426	245,639
Qualifying revolving retail
Drawn	22,469	–	22,469	21,982	–	21,982
Undrawn commitments	51,836	–	51,836	49,140	–	49,140
Other off-balance sheet	277	–	277	293	–	293
	74,582	–	74,582	71,415	–	71,415
Other retail
Drawn	12,158	1,239	13,397	10,755	1,158	11,913
Undrawn commitments	2,546	26	2,572	2,396	28	2,424
Other off-balance sheet	9	–	9	37	–	37
	14,713	1,265	15,978	13,188	1,186	14,374
Total retail portfolios	333,368	5,010	338,378	326,816	4,612	331,428
Securitization exposures (2)	13,661	–	13,661	14,174	–	14,174
Gross credit exposure	789,007	51,983	840,990	726,835	46,975	773,810
Less: collateral held for repo-style transactions	125,368	–	125,368	101,315	–	101,315
Net credit exposure (3)	$663,639	$51,983	$715,622	$625,520	$46,975	$672,495

(1)	Includes exposures subject to the supervisory slotting approach.
(2)	Under IRB approach.
(3)

Excludes exposures arising from derivative and repo-style transactions which are cleared through QCCPs as well as credit risk exposures arising from other assets that are subject to the credit risk framework but are not included in the standardized or IRB frameworks, including other balance sheet assets which are risk-weighted at 100%, significant investments in the capital of non-financial institutions which are risk-weighted at 1250%, settlement risk, and amounts below the thresholds for deduction which are risk-weighted at 250%.

Net credit exposure increased by $43.1 billion in 2018, primarily due to business growth in our North American lending portfolios.

CIBC 2018 ANNUAL REPORT	55

Management’s discussion and analysis

Exposures subject to the standardized approach

Exposures within CIBC Bank USA, CIBC FirstCaribbean and certain exposures to individuals for non-business purposes do not have sufficient historical data to support the AIRB approach for credit risk, and are subject to the standardized approach. The standardized approach utilizes a set of risk weightings defined by the regulators, as opposed to the more data intensive AIRB approach. A detailed breakdown of our standardized credit risk exposures by risk-weight category, before considering the effect of credit risk mitigation strategies and before allowance for credit losses, is provided below.

$ millions, as at October 31	Risk-weight category							2018	2017
	0%	20%	35%	50%	75%	100%	150%	Total	Total
Corporate	$–	$–	$–	$–	$–	$32,653	$114	$32,767	$28,275
Sovereign	6,454	4,314	–	107	–	711	461	12,047	11,827
Banks	–	1,729	–	101	–	320	9	2,159	2,261
Real estate secured personal lending	–	–	–	–	3,552	185	8	3,745	3,426
Other retail	–	–	–	–	1,193	65	7	1,265	1,186
	$6,454	$6,043	$–	$208	$4,745	$33,934	$599	$51,983	$46,975

We use credit ratings from S&P and Moody’s to calculate credit risk RWAs for certain exposures under the standardized approach, including securities issued by sovereigns and their central banks (sovereigns), banks and corporates, and deposits with sovereigns and banks. This includes S&P and Moody’s issuer-specific credit ratings for securities issued by sovereigns and corporates, the S&P country credit rating for the country of incorporation for securities issued by banks, and deposits with banks, and the S&P country credit rating for deposits with central banks. The RWAs calculated using credit ratings from these agencies represents 1.9% of credit risk RWAs under the standardized approach.

Trading credit exposures

We have trading credit exposure (also called counterparty credit exposure) that arises from our OTC derivatives and our repo-style transactions. The nature of our derivatives exposure and how it is mitigated is further explained in Note 12 to the consolidated financial statements. Our repo-style transactions consist of our securities bought or sold under repurchase agreements, and our securities borrowing and lending activity.

The PD of our counterparties is estimated using models consistent with the models used for our direct lending activity. Due to the fluctuations in the market values of interest rates, exchange rates, and equity and commodity prices, counterparty credit exposure cannot be quantified with certainty at the inception of the trade. Counterparty credit exposure is estimated using the current fair value of the exposure, plus an estimate of the maximum potential future exposure due to changes in the fair value. Credit risk associated with these counterparties is managed within the same process as our lending business, and for the purposes of credit adjudication, the exposure is aggregated with any exposure arising from our lending business. The majority of our counterparty credit exposure benefits from the credit risk mitigation techniques discussed above, including daily re-margining, and posting of collateral.

We are also exposed to wrong-way risk. Specific wrong-way risk arises when CIBC receives financial collateral issued (or an underlying reference obligation of a transaction is issued) by the counterparty itself, or by a related entity that would be considered to be part of the same common risk group. General wrong-way risk arises when the exposure and/or collateral pledged to CIBC is highly correlated to that of the counterparty. Exposure to wrong-way risk with derivative counterparties is monitored by Capital Markets Risk Management. Where we may be exposed to wrong-way risk, our adjudication procedures subject those transactions to a more rigorous approval process. The exposure may be hedged with other derivatives to further mitigate the risk that can arise from these transactions.

We establish a CVA for expected future credit losses from each of our derivative counterparties. The expected future credit loss is a function of our estimates of the PD, the estimated loss in the event of default, and other factors such as risk mitigants.

Rating profile of OTC derivative mark-to-market (MTM) receivables

$ billions, as at October 31		2018		2017
	Exposure (1)
Investment grade	$6.78	87.3%	$7.19	84.1%
Non-investment grade	0.97	12.5	1.33	15.6
Watch list	0.01	0.1	0.02	0.2
Default	0.01	0.1	0.01	0.1
	$7.77	100.0%	$8.55	100.0%

(1)	MTM of the OTC derivative contracts is after the impact of master netting agreements, but before any collateral.

Concentration of exposures

Concentration of credit risk exists when a number of obligors are engaged in similar activities, or operate in the same geographic areas or industry sectors, and have similar economic characteristics so that their ability to meet contractual obligations is similarly affected by changes in economic, political, or other conditions.

Geographic distribution

The following table provides a geographic distribution of our business and government exposures under the AIRB approach, net of collateral held for repo-style transactions.

$ millions, as at October 31, 2018	Canada	U.S.	Europe	Other	Total
Drawn	$100,788	$35,190	$6,278	$9,043	$151,299
Undrawn commitments	37,989	8,992	2,272	1,544	50,797
Repo-style transactions	7,364	2,961	1,014	1,052	12,391
Other off-balance sheet	57,217	14,570	8,175	540	80,502
OTC derivatives	10,484	6,198	3,516	1,423	21,621
	$213,842	$67,911	$21,255	$13,602	$316,610
October 31, 2017	$183,627	$70,580	$17,057	$13,266	$284,530

56	CIBC 2018 ANNUAL REPORT

Management’s discussion and analysis

Business and government exposure by industry groups

The following table provides an industry-wide breakdown of our business and government exposures under the AIRB approach, net of collateral held for repo-style transactions.

$ millions, as at October 31	Drawn	Undrawn commitments	Repo-style transactions	Other off- balance sheet	OTC derivatives	2018 Total	2017 Total
Commercial mortgages	$621	$4	$–	$–	$–	$625	$1,065
Financial institutions	39,080	5,664	11,232	72,587	13,868	142,431	129,106
Retail and wholesale	5,253	2,765	–	277	65	8,360	7,532
Business services	7,158	2,719	35	670	76	10,658	9,769
Manufacturing – capital goods	2,680	2,085	–	532	110	5,407	4,694
Manufacturing – consumer goods	3,341	1,644	–	222	31	5,238	4,909
Real estate and construction	32,216	7,518	113	1,108	73	41,028	36,067
Agriculture	5,803	1,447	–	23	46	7,319	6,936
Oil and gas	7,909	8,470	–	1,002	2,877	20,258	18,104
Mining	1,593	3,275	–	720	80	5,668	5,253
Forest products	448	522	–	159	16	1,145	1,083
Hardware and software	878	429	–	39	7	1,353	1,420
Telecommunications and cable	1,145	952	–	434	136	2,667	2,850
Broadcasting, publishing and printing	604	111	–	–	6	721	504
Transportation	3,767	2,362	–	384	570	7,083	6,729
Utilities	4,226	5,408	–	1,963	498	12,095	12,062
Education, health, and social services	2,627	981	21	122	132	3,883	3,921
Governments	31,950	4,441	990	260	3,030	40,671	32,526
	$151,299	$50,797	$12,391	$80,502	$21,621	$316,610	$284,530

As part of our risk mitigation strategy, we may use credit protection purchases as a hedge against customer or industry sector concentration. As at October 31, 2018, we had credit protection purchased totalling $158 million (2017: $155 million) related to our business and government loans.

Credit quality of portfolios

Credit quality of risk-rated portfolios

The following table provides the credit quality of our risk-rated portfolios under the AIRB approach, net of collateral held for repo-style transactions.

The obligor grade is our assessment of the creditworthiness of the obligor, without respect to the collateral held in support of the exposure. The LGD estimate would reflect our assessment of the value of the collateral at the time of default of the obligor. For slotted exposures, the slotting category reflects our assessment of both the creditworthiness of the obligor, as well as the value of the collateral.

$ millions, as at October 31				2018	2017
	EAD
Obligor grade	Corporate	Sovereign	Banks	Total	Total
Investment grade	$94,312	$63,120	$91,599	$249,031	$225,722
Non-investment grade	64,279	556	1,138	65,973	56,226
Watch list	724	–	–	724	1,173
Default	257	–	–	257	344
Total risk-rated exposure	$159,572	$63,676	$92,737	$315,985	$283,465

LGD estimate	Corporate	Sovereign	Banks	Total	Total
Less than 10%	$10,616	$53,664	$64,709	$128,989	$111,751
10% – 25%	47,656	5,757	9,950	63,363	54,440
26% – 45%	76,027	4,090	17,377	97,494	87,679
46% – 65%	24,209	106	454	24,769	28,310
66% – 100%	1,064	59	247	1,370	1,285
	$159,572	$63,676	$92,737	$315,985	$283,465
Strong				499	899
Good				99	131
Satisfactory				25	30
Weak				1	–
Default				1	5
Total slotted exposure				$625	$1,065
Total business and government portfolios				$316,610	$284,530

The total exposures increased by $32.1 billion from October 31, 2017, largely attributable to growth in our North American lending portfolios. The investment grade category increased by $23.3 billion from October 31, 2017, while the non-investment grade category was up $9.7 billion. The decrease in watch list and default exposures was largely attributable to an improvement in the corporate lending portfolios, including the oil and gas portfolio.

CIBC 2018 ANNUAL REPORT	57

Management’s discussion and analysis

Credit quality of the retail portfolios

The following table presents the credit quality of our retail portfolios under the AIRB approach.

$ millions, as at October 31				2018	2017
	EAD
Risk level	Real estate secured personal lending	Qualifying revolving retail	Other retail	Total	Total
Exceptionally low	$195,324	$41,331	$4,650	$241,305	$234,716
Very low	25,887	9,063	1,156	36,106	36,506
Low	18,926	14,649	5,112	38,687	38,351
Medium	3,129	8,250	2,984	14,363	14,436
High	521	1,245	743	2,509	2,466
Default	286	44	68	398	341
	$244,073	$74,582	$14,713	$333,368	$326,816

Securitization exposures

The following table provides details on securitization exposures in our banking book, by credit ratings, under the IRB approach.

$ millions, as at October 31	2018	2017
S&P rating equivalent	EAD (1)
AAA to BBB-	$11,394	$11,196
BB+ to BB-	–	–
Below BB-	–	13
Unrated	2,261	2,960
	$13,655	$14,169

(1)	EAD under IRB approach is net of financial collateral of $6 million (2017: $5 million).

Real estate secured personal lending

Real estate secured personal lending comprises residential mortgages, and personal loans and lines secured by residential property (HELOC). This portfolio is low risk, as we have a first charge on the majority of the properties and a second lien on only a small portion of the portfolio. We use the same lending criteria in the adjudication of both first lien and second lien loans.

Under the Bank Act (Canada), banks are limited to providing residential real estate loans of no more than 80% of the collateral value. An exception is made for mortgage loans with a higher LTV ratio if they are insured by either CMHC or a private mortgage insurer. Mortgage insurance protects banks from the risk of default by the borrower, over the term of the coverage. Mortgage insurers are subject to regulatory capital requirements, which aim to ensure that they are well capitalized. If a private mortgage insurer becomes insolvent, the Government of Canada has, provided certain conditions are met, obligations in respect of policies underwritten by certain insolvent private mortgage insurers as more fully described in the Protection of Residential Mortgage or Hypothecary Insurance Act (PRMHIA). There is a possibility that losses could be incurred in respect of insured mortgages if, among other things, CMHC or the applicable private mortgage insurer denies a claim, or further, if a private mortgage insurer becomes insolvent and either the conditions under the PRMHIA are not met or the Government of Canada denies the claim.

The following tables provide details on our residential mortgage and HELOC portfolios:

	Residential mortgages				HELOC (1)		Total
$ billions, as at October 31, 2018	Insured		Uninsured		Uninsured		Insured		Uninsured
Ontario (2)	$34.7	34%	$68.5	66%	$11.7	100%	$34.7	30%	$80.2	70%
British Columbia and territories (3)	12.3	29	30.5	71	4.5	100	12.3	26	35.0	74
Alberta	14.6	57	11.1	43	2.7	100	14.6	51	13.8	49
Quebec	6.5	44	8.2	56	1.5	100	6.5	40	9.7	60
Central prairie provinces	4.2	56	3.3	44	0.9	100	4.2	50	4.2	50
Atlantic provinces	4.7	56	3.7	44	0.8	100	4.7	51	4.5	49
Canadian portfolio (4)(5)	77.0	38	125.3	62	22.1	100	77.0	34	147.4	66
U.S. portfolio (4)	–	–	1.2	100	0.1	100	–	–	1.3	100
Other international portfolio (4)	–	–	2.5	100	–	–	–	–	2.5	100
Total portfolio	$77.0	37%	$129.0	63%	$22.2	100%	$77.0	34%	$151.2	66%
October 31, 2017	$89.2	44%	$115.7	56%	$21.8	100%	$89.2	39%	$137.5	61%

(1)	We did not have any insured HELOCs as at October 31, 2018 and 2017.
(2)

Includes $17.0 billion (2017: $20.4 billion) of insured residential mortgages, $45.9 billion (2017: $41.5 billion) of uninsured residential mortgages, and $6.9 billion (2017: $6.6 billion) of HELOCs in the Greater Toronto Area (GTA).

(3)

Includes $5.6 billion (2017: $6.9 billion) of insured residential mortgages, $22.0 billion (2017: $21.1 billion) of uninsured residential mortgages, and $2.8 billion (2017: $2.7 billion) of HELOCs in the Greater Vancouver Area (GVA).

(4)	Geographic location is based on the address of the property.
(5)	73% (2017: 74%) of insurance on Canadian residential mortgages is provided by CMHC and the remaining by two private Canadian insurers, both rated at least AA (low) by DBRS.

58	CIBC 2018 ANNUAL REPORT

Management’s discussion and analysis

The average LTV ratios(1) for our uninsured residential mortgages and HELOCs originated during the year are provided in the following table. We did not acquire uninsured residential mortgages or HELOCs from a third party for the years presented in the table below.

For the year ended October 31		2018		2017
	Residential mortgages	HELOC	Residential mortgages	HELOC
Ontario (2)	63%	67%	64%	67%
British Columbia and territories (3)	60	63	60	64
Alberta	68	72	68	72
Quebec	68	72	68	72
Central prairie provinces	69	73	69	73
Atlantic provinces	72	74	72	73
Canadian portfolio (4)	64%	67%	64%	67%
U.S. portfolio (4)	68	67	71	69
Other international portfolio (4)	73%	n/m	73%	n/m

(1)	LTV ratios for newly originated residential mortgages and HELOCs are calculated based on weighted average.
(2)	Average LTV ratios for our uninsured GTA residential mortgages originated during the year were 61% (2017: 62%).
(3)	Average LTV ratios for our uninsured GVA residential mortgages originated during the year were 56% (2017: 58%).
(4)	Geographic location is based on the address of the property.

n/m	Not meaningful.

The following table provides the average LTV ratios on our total Canadian residential mortgage portfolio:

	Insured	Uninsured
October 31, 2018 (1)(2)	54%	53%
October 31, 2017 (1)(2)	54%	53%

(1)

LTV ratios for residential mortgages are calculated based on weighted average. The house price estimates for October 31, 2018 and 2017 are based on the Forward Sortation Area (FSA) level indices from the Teranet – National Bank National Composite House Price Index (Teranet) as of September 30, 2018 and 2017, respectively. Teranet is an independent estimate of the rate of change in Canadian home prices.

(2)	Average LTV ratio on our uninsured GTA residential mortgage portfolio was 51% (2017: 49%). Average LTV ratio on our uninsured GVA residential mortgage portfolio was 43% (2017: 43%).

The tables below summarize the remaining amortization profile of our total Canadian, U.S. and other international residential mortgages. The first table provides the remaining amortization periods based on the minimum contractual payment amounts. The second table provides the remaining amortization periods based upon current customer payment amounts, which incorporate payments other than the minimum contractual amount and/or a different frequency of payments.

Contractual payment basis

	Less than 5 years	5 – 10 years	10 – 15 years	15 – 20 years	20 – 25 years	25 – 30 years	30 – 35 years	35 years and above
Canadian portfolio
October 31, 2018	–%	1%	2%	4%	44%	48%	1%	–%
October 31, 2017	–%	1%	2%	5%	37%	53%	2%	–%
U.S. portfolio
October 31, 2018	1%	1%	4%	2%	10%	80%	2%	–%
October 31, 2017 (1)	–%	2%	6%	2%	9%	79%	2%	–%
Other international portfolio
October 31, 2018	8%	16%	26%	22%	17%	11%	–%	–%
October 31, 2017	8%	15%	26%	23%	17%	10%	1%	–%

(1)	Certain information has been restated.

Current customer payment basis

	Less than 5 years	5 – 10 years	10 – 15 years	15 – 20 years	20 – 25 years	25 – 30 years	30 – 35 years	35 years and above
Canadian portfolio
October 31, 2018	2%	4%	6%	11%	36%	33%	5%	3%
October 31, 2017	2%	4%	7%	11%	35%	36%	5%	–%
U.S. portfolio
October 31, 2018	2%	4%	13%	12%	13%	53%	2%	1%
October 31, 2017 (1)	–%	4%	13%	12%	12%	57%	1%	1%
Other international portfolio
October 31, 2018	7%	16%	25%	22%	17%	11%	1%	1%
October 31, 2017	8%	15%	26%	23%	17%	9%	1%	1%

(1)	Certain information has been restated.

In April 2017, the Government of Ontario introduced a number of housing-related regulations, including a 15% foreign buyers’ tax in the GTA and surrounding regions. In February 2018, the Government of British Columbia raised the property transfer tax on the purchase of real estate in the GVA and surrounding regions for foreign buyers to 20%.

On January 1, 2018, new OSFI B-20 guidelines became effective and included changes to qualifying interest rates for uninsured mortgages, more prescriptive guidance around the definitions of non-conforming loans, and enhancements to adjudication procedures.

Reflective of the government and regulatory measures noted above, in addition to changes in consumer behaviour, we expect our insured mortgage mix as a proportion of total mortgages to continue to decrease. We also anticipate that the changes in rules may make it more difficult for certain Canadians to qualify for mortgages, which could result in fewer and/or smaller originations going forward.

CIBC will continue to closely monitor government actions which impact the Canadian housing market and the performance of our Canadian credit portfolios, and will take risk mitigation action as required.

CIBC 2018 ANNUAL REPORT	59

Management’s discussion and analysis

We have two types of condominium exposures in Canada: mortgages and developer loans. Both are primarily concentrated in the Toronto and Vancouver areas. As at October 31, 2018, our Canadian condominium mortgages were $24.1 billion (2017: $23.8 billion), of which 38% (2017: 44%) were insured. Our drawn developer loans were $1.6 billion (2017: $0.9 billion), or 1.3% (2017: 0.9%) of our business and government portfolio, and our related undrawn exposure was $3.0 billion (2017: $2.4 billion). The condominium developer exposure is diversified across 103 projects.

We stress test our mortgage and HELOC portfolio to determine the potential impact of different economic events. Our stress tests can use variables such as unemployment rates, debt service ratios and housing price changes, to model potential outcomes for a given set of circumstances. The stress testing involves variables that could behave differently in certain situations. Our main tests use economic variables in a similar range to historical events when Canada experienced economic downturns. Our results show that in an economic downturn, our strong capital position should be sufficient to absorb mortgage and HELOC losses.

Credit quality performance

As at October 31, 2018, total loans and acceptances after allowance for credit losses were $381.7 billion (2017: $365.6 billion). Consumer loans (comprising residential mortgages, credit cards, and personal loans, including student loans) constitute 69% (2017: 71%) of the portfolio, and business and government loans (including acceptances) constitute the remainder of the portfolio.

Consumer loans were up by $2.9 billion or 1% from the prior year, primarily due to an increase in personal loans of $2.1 billion. Business and government loans (including acceptances) were up $13.2 billion or 12% from the prior year, mainly attributable to the financial institutions, and real estate and construction sectors.

Impaired loans

The following table provides details of our impaired loans and allowances for credit losses:

$ millions, as at or for the year ended October 31			2018			2017
	Business and government loans	Consumer loans	Total	Business and government loans	Consumer loans	Total
Gross impaired loans
Balance at beginning of year under IAS 39	$626	$684	$1,310	$951	$707	$1,658
Impact of adopting IFRS 9 at November 1, 2017	27	195	222	n/a	n/a	n/a
Balance at beginning of year under IFRS 9	653	879	1,532	n/a	n/a	n/a
Classified as impaired during the year	559	1,907	2,466	346	1,368	1,714
Transferred to performing during the year	(110)	(463)	(573)	(42)	(157)	(199)
Net repayments	(190)	(532)	(722)	(406)	(310)	(716)
Amounts written off	(116)	(934)	(1,050)	(131)	(926)	(1,057)
Recoveries of loans and advances previously written off	-	–	–	–	–	–
Disposals of loans (1)	(182)	–	(182)	(169)	–	(169)
Purchased credit-impaired loans	–	–	–	93	12	105
Foreign exchange and other	7	2	9	(16)	(10)	(26)
Balance at end of year	$621	$859	$1,480	$626	$684	$1,310
Allowance for credit losses – impaired loans (2)
Balance at beginning of year under IAS 39	$191	$286	$477	$259	$313	$572
Impact of adopting IFRS 9 at November 1, 2017	13	(25)	(12)	n/a	n/a	n/a
Balance at beginning of year under IFRS 9	204	261	465	n/a	n/a	n/a
Amounts written off	(116)	(934)	(1,050)	(131)	(926)	(1,057)
Recoveries of amounts written off in previous years	12	178	190	20	173	193
Charge to income statement	188	764	952	78	751	829
Interest accrued on impaired loans	(10)	(13)	(23)	(18)	(8)	(26)
Disposals of loans (1)	(48)	–	(48)	–	–	–
Transfers	–	–	–	–	–	–
Foreign exchange and other	–	(4)	(4)	(17)	(17)	(34)
Balance at end of year	$230	$252	$482	$191	$286	$477
Net impaired loans (3)
Balance at beginning of year under IAS 39	$435	$398	$833	$692	$394	$1,086
Impact of adopting IFRS 9 at November 1, 2017	14	220	234	n/a	n/a	n/a
Balance at beginning of year under IFRS 9	449	618	1,067	n/a	n/a	n/a
Net change in gross impaired	(32)	(20)	(52)	(325)	(23)	(348)
Net change in allowance	(26)	9	(17)	68	27	95
Balance at end of year	$391	$607	$998	$435	$398	$833
Net impaired loans as a percentage of net loans and acceptances			0.26%			0.23%

(1)

Includes loans with a par value of $116 million and ECL of $48 million that were derecognized as a result of a debt restructuring agreement completed with the Government of Barbados on October 31, 2018. See the “Exposure to certain countries and regions” section for additional information.

(2)

Effective November 1, 2017, all loans that are contractually 90 days in arrears are automatically classified as impaired and as stage 3 under IFRS 9, except for credit card loans which are classified as impaired and are fully written off when payments are contractually 180 days in arrears or at the earlier of the notice of bankruptcy, settlement proposal, or enlistment of credit counselling services. The determination of impairment was generally the same under IAS 39, except (i) residential mortgages guaranteed or insured by a Canadian government (federal or provincial) or a Canadian government agency were not classified as impaired until payments were contractually 365 days in arrears, and (ii) residential mortgages guaranteed or insured by a private insurer, or loans that were fully secured and in the process of collection were not classified as impaired until payments were contractually 180 days in arrears.

(3)

Effective November 1, 2017, net impaired loans are gross impaired loans net of stage 3 allowance for credit losses. In prior periods, net impaired loans was calculated by deducting the individual allowance and the portion of the collective allowance relating to impaired loans, which were generally loans that were past 90 days in arrears, from gross impaired loans.

n/a	Not applicable.

Gross impaired loans

As at October 31, 2018, gross impaired loans were $1,480 million, up $170 million from the prior year, primarily due to our adoption of IFRS 9, and increases in the financial institutions and retail sectors, partially offset by repayments in the oil and gas sector, write-offs in the U.S. real estate and construction sector, and reductions in residential mortgages relating to CIBC FirstCaribbean.

52% of gross impaired loans related to Canada, of which the residential mortgages and personal lending portfolios accounted for the majority.

60	CIBC 2018 ANNUAL REPORT

Management’s discussion and analysis

25% of gross impaired loans related to CIBC FirstCaribbean, of which the residential mortgages, personal lending, and real estate and construction sectors accounted for the majority.

The remaining gross impaired loans related to the U.S., of which the real estate and construction, education, health and social services, financial institutions, and oil and gas sectors accounted for the majority.

See the “Supplementary annual financial information” section for additional details on the geographic distribution and industry classification of impaired loans.

Allowance for credit losses – impaired loans

Allowance for credit losses on impaired loans was $482 million, which is comparable with the prior year.

Increases in allowance arose from the Canadian residential mortgage portfolio primarily as a result of our adoption of IFRS 9, as well as from the financial institutions, business services, and education, health and social services sectors. These increases were largely offset by reductions in allowance related to the Canadian personal lending portfolio as a result of our adoption of IFRS 9, and write-offs in residential mortgages relating to CIBC FirstCaribbean and in the U.S. real estate and construction sector.

Exposure to certain countries and regions

Europe

The following tables provide our exposure to European countries, both within and outside the Eurozone.

Our direct exposures presented in the tables below comprise (A) funded – on-balance sheet loans (stated at amortized cost net of stage 3 allowance for credit losses (2017: individual allowance), if any), deposits with banks (stated at amortized cost net of stage 3 allowance for credit losses (2017: individual allowance), if any) and securities (stated at carrying value); (B) unfunded – unutilized credit commitments, letters of credit, and guarantees (stated at notional amount net of stage 3 allowance for credit losses (2017: individual allowance), if any); and (C) derivative MTM receivables (stated at fair value) and repo-style transactions (stated at fair value).

Of our total direct exposures to Europe, approximately 46% (2017: 39%) is to entities in countries with Aaa/AAA ratings from at least one of Moody’s or S&P.

The following table provides a summary of our positions in this business:

	Direct exposures
	Funded				Unfunded
$ millions, as at October 31, 2018	Corporate	Sovereign	Banks	Total funded (A)	Corporate	Banks	Total unfunded (B)
Austria	$–	$349	$79	$428	$–	$1	$1
Belgium	6	–	3	9	–	–	–
Finland	–	1	13	14	61	–	61
France	195	24	85	304	132	14	146
Germany	181	1,010	698	1,889	166	36	202
Ireland	49	–	174	223	15	13	28
Italy	–	–	1	1	–	–	–
Latvia	–	–	–	–	–	–	–
Luxembourg	7	–	1,080	1,087	7	37	44
Netherlands	284	398	372	1,054	93	55	148
Spain	4	–	13	17	–	17	17
Total Eurozone	$726	$1,782	$2,518	$5,026	$474	$173	$647
Czech Republic	$–	$–	$7	$7	$–	$–	$–
Denmark	8	–	28	36	–	47	47
Guernsey	–	–	–	–	–	–	–
Norway	–	71	246	317	613	–	613
Poland	–	–	3	3	–	–	–
Sweden	2	421	165	588	78	–	78
Switzerland	277	–	47	324	35	–	35
Turkey	–	–	55	55	–	1	1
United Kingdom	808	412	580	1,800	3,272	261	3,533
Total non-Eurozone	$1,095	$904	$1,131	$3,130	$3,998	$309	$4,307
Total Europe	$1,821	$2,686	$3,649	$8,156	$4,472	$482	$4,954
October 31, 2017	$1,649	$2,025	$1,348	$5,022	$3,885	$367	$4,252

CIBC 2018 ANNUAL REPORT	61

Management’s discussion and analysis

	Direct exposures (continued)
	Derivative MTM receivables and repo-style transactions
$ millions, as at October 31, 2018	Corporate	Sovereign	Banks	Gross exposure (1)	Collateral held (2)	Net exposure (C)	Total direct exposure (A)+(B)+(C)
Austria	$–	$5	$–	$5	$–	$5	$434
Belgium	–	–	6	6	5	1	10
Finland	1	–	30	31	27	4	79
France	33	–	2,406	2,439	2,404	35	485
Germany	7	–	672	679	641	38	2,129
Ireland	–	–	3,233	3,233	3,180	53	304
Italy	–	–	2	2	1	1	2
Latvia	–	2	–	2	–	2	2
Luxembourg	–	–	119	119	80	39	1,170
Netherlands	40	–	79	119	76	43	1,245
Spain	–	–	44	44	35	9	43
Total Eurozone	$81	$7	$6,591	$6,679	$6,449	$230	$5,903
Czech Republic	$–	$1,252	$–	$1,252	$1,193	$59	$66
Denmark	–	–	8	8	7	1	84
Guernsey	–	–	1	1	1	–	–
Norway	–	–	–	–	–	–	930
Poland	–	–	–	–	–	–	3
Sweden	7	–	59	66	58	8	674
Switzerland	3	–	4,572	4,575	4,328	247	606
Turkey	–	–	–	–	–	–	56
United Kingdom	595	309	9,531	10,435	9,234	1,201	6,534
Total non-Eurozone	$605	$1,561	$14,171	$16,337	$14,821	$1,516	$8,953
Total Europe	$686	$1,568	$20,762	$23,016	$21,270	$1,746	$14,856
October 31, 2017	$714	$1,954	$14,403	$17,071	$15,905	$1,166	$10,440

(1)	The amounts shown are net of CVA.
(2)

Collateral on derivative MTM receivables was $0.8 billion (2017: $1.0 billion), collateral on repo-style transactions was $20.5 billion (2017: $14.9 billion), and both are composed of cash and investment grade debt securities.

In previous years, in addition to the European exposure identified above, we had indirect exposure which comprised the European portion of the exposure to an asset-backed security in our trading book. This exposure in the current year is nil (2017: $1 million). Our gross exposure before subordination was stated at carrying value.

We also have $465 million (2017: $181 million) of indirect exposure to European entities, as we hold debt or equity securities issued by European entities as collateral for our securities lending and borrowing activity, from counterparties that are not in Europe.

Barbados

On June 1, 2018, the newly elected Barbados government announced its intention to restructure its public debt and that debt payments to foreign creditors would be suspended and payments to domestic creditors would be made on a best-efforts basis while the government finalized a comprehensive economic reform plan. Pursuant to a comprehensive debt restructuring agreement between the domestic creditors and the Government of Barbados, on October 31, 2018 we exchanged (i) securities measured at FVOCI with a par value of $467 million and expected credit losses of $99 million; and (ii) loans measured at amortized cost with a par value of $116 million and expected credit losses of $48 million; for (i) longer-dated securities with a par value of $522 million measured as originated credit-impaired amortized cost securities at an initial carrying value equal to the estimated fair value of $375 million with no initial allowance for expected credit losses as risk of future losses was reflected in the acquisition date discount; and (ii) shorter-dated securities measured as stage 1 amortized cost securities with a par and carrying value of $61 million, with expected credit losses of $1 million.

The comprehensive debt restructuring agreement excluded U.S. dollar denominated loans and securities with a net carrying value of approximately $56 million, of which $31 million were classified as impaired and $25 million were classified as performing.

The expected credit losses and estimated fair values for these exposures are subject to significant management judgment.

Our performing loans and deposits in Barbados were $1.0 billion and $2.1 billion, respectively, as at October 31, 2018.

62	CIBC 2018 ANNUAL REPORT

Management’s discussion and analysis

Selected exposures in certain activities

In response to the recommendations of the Financial Stability Board, this section provides information on a selected activity within our continuing and exited businesses that may be of particular interest to investors based on their risk characteristics and the current market environment.

U.S. real estate lending

In our U.S. Commercial Banking and Wealth Management SBU, we operate a full-service real estate platform which offers credit to mid-market clients. Once construction is complete, and the property is income producing, we may occasionally offer fixed-rate financing within a permanent financing program (typically with average terms of up to 10 years). This portfolio of permanent financing exposures, which is a small subset of our total U.S. real estate lending portfolio, serves as a warehouse for inclusion in future commercial mortgage-backed securities (CMBS) programs. We retain no exposure to those CMBS programs. As at October 31, 2018, the portfolio of permanent financing exposures was $41 million (2017: $95 million).

Settlement risk

Settlement risk is the risk that during an agreed concurrent exchange of currency or principal payments, the counterparty will fail to make its payment to CIBC. This risk can arise in general trading activities and from payment and settlement system participation.

Many global settlement systems offer significant risk reduction benefits through complex risk mitigation frameworks. Bilateral payment netting agreements may be put in place to mitigate risk by reducing the aggregate settlement amount between counterparties. Further, we participate in several North American payment and settlement systems, including a global foreign exchange multilateral netting system. We also use financial intermediaries to access some payment and settlement systems, and for certain trades, we may utilize an established clearing house to minimize settlement risk.

Transactions settled outside of payment and settlement systems or clearing houses require approval of credit facilities for counterparties, either as pre-approved settlement risk limits or payment-versus-payment arrangements.

Securitization activities

We engage in three types of securitization activities: we securitize assets that we originate, we securitize assets originated by third parties and we engage in trading activities related to securitized products.

We securitize assets that we originate principally as a funding mechanism. The credit risk on the underlying assets in these transactions is transferred to the structured entity, with CIBC retaining first loss exposure and other investors exposed to the remaining credit risk.

Securitization activities relating to assets originated by third parties can include the securitization of those assets through ABCP conduits (or similar programs) that we sponsor (includes both consolidated and non-consolidated structured entities; see the “Off-balance sheet arrangements” section and Note 6 to our consolidated financial statements for additional details), or through direct exposure to a client-sponsored special purpose vehicle. Risks associated with securitization exposures to client-originated assets are mitigated through the transaction structure, which includes credit enhancements. For these transactions, we retain credit risk on the exposures that we hold and earn interest income on these holdings. For the transactions in the ABCP conduits, we are also exposed to liquidity risk associated with the potential inability to roll over maturing ABCP in the market. We earn fee income for the services that we provide to these ABCP conduits.

We are also involved in the trading of ABS and ABCP to earn income in our role as underwriter and market-maker. We are exposed to credit and market risk on the securities that we hold in inventory on a temporary basis until such securities are sold to an investor.

Capital requirements for exposures arising from securitization activities are determined using the IRB approach. The IRB approach for securitization comprises several calculation approaches: ratings-based, supervisory formula, and internal assessment.

The internal assessment approach (IAA) process relies on internal risk ratings and is utilized for securitization exposures relating to ABCP conduits when external ratings are not available for the securitization exposures but the ABCP itself is externally rated. The internal assessment process involves an evaluation of a number of factors, including, but not limited to, pool characteristics, including asset eligibility criteria and concentration limits, transaction triggers, the asset seller’s risk profile, servicing capabilities, and cash flow stress testing. Cash flows are stress-tested based on historical asset performance using our internal risk rating models by asset type. These models are subject to our model risk mitigation policies and are independently reviewed by the Model Validation team in Risk Management. The stress test factors used to determine the transaction risk profile and required credit enhancement levels are tailored for each asset type and transaction based on the assessment of the factors described above and are done in accordance with our internal risk rating methodologies and guidelines. Internal risk ratings are mapped to equivalent external ratings of external credit assessment institutions (DBRS, Fitch, Moody’s and S&P) and are used to determine the appropriate risk weights for capital purposes. Securitization exposures and underlying asset performance are monitored on an ongoing basis. Risk Management serves as a second line of defence providing independent oversight regarding risk rating assumptions and adjudicating on the assignment of the internal risk ratings. IAA applies to various asset types in our ABCP conduits including, but not limited to, auto loans and leases, consumer loans, credit cards, dealer floorplan receivables, equipment loans and leases, fleet lease receivables, franchise loans, residential mortgages, and trade receivables.

Internal risk ratings determined for securitization exposures are also used in the estimation of expected credit losses as required under IFRS 9, determining economic capital, and for setting risk limits.

CIBC 2018 ANNUAL REPORT	63

Management’s discussion and analysis

Market risk

Market risk is the risk of economic financial loss in our trading and non-trading portfolios from adverse changes in underlying market factors, including interest rates, foreign exchange rates, equity market prices, commodity prices, credit spreads, and customer behaviour for retail products. Market risk arises in CIBC’s trading and treasury activities, and encompasses all market-related positioning and market making activity.

The trading book consists of positions in financial instruments and commodities held to meet the near-term needs of our clients.

The non-trading book consists of positions in various currencies that are related to asset/liability management (ALM) and investment activities.

Governance and management

Market risk is managed through the three lines of defence model. Frontline businesses are responsible for managing the market risk associated with their activities – this is the first line of defence.

The second line of defence is Risk Management, which has a dedicated market risk manager for each trading business, supplemented by regional risk managers located in all of our major trading centres, facilitating comprehensive risk coverage, including the measurement, monitoring and control of market risk.

Internal Audit provides the third line of defence, with independent assessment of the design and operating effectiveness of risk management controls, processes and systems.

Senior management reports material risk matters to the GRC and RMC at least quarterly, including material transactions, limit compliance, and portfolio trends.

Policies

We have comprehensive policies for the management of market risk. These policies are related to the identification and measurement of various types of market risk, their inclusion in the trading book, and to the establishment of limits within which we monitor, manage and report our overall exposures. Our policies also outline the requirements for the construction of valuation models, model review and validation, independent checking of the valuation of positions, the establishment of valuation adjustments, and alignment with accounting policies including MTM and mark-to-model methodologies.

Market risk limits

We have risk tolerance levels, expressed in terms of statistically based VaR measures, potential stress losses, and notional or other limits as appropriate. We use a multi-tiered approach to set limits on the amounts of risk that we can assume in our trading and non-trading activities, as follows:

•	Board limits control consolidated market risk;
•	Management limits control market risk for CIBC overall and are lower than the Board limits to allow for a buffer in the event of extreme market moves and/or extraordinary client needs;
•	Tier 2 limits control market risk at the business unit level; and
•	Tier 3 limits control market risk at the sub-business unit or desk level. Tier 3 limits are set on VaR and a variety of metrics including stress.

Management limits are established by the CRO, consistent with the risk appetite statement approved by the Board. Tier 2 and Tier 3 limits are approved at levels of management commensurate with risk assumed.

Process and control

Market risk exposures are monitored daily against approved risk limits, and control processes are in place to monitor that only authorized activities are undertaken. We generate daily risk and limit-monitoring reports, based on the previous day’s positions. Summary market risk and limit compliance reports are produced and reviewed periodically with the GRC and RMC.

Risk measurement

We use the following measures for market risk:

•

VaR enables the meaningful comparison of the risks in different businesses and asset classes. VaR is determined by the combined modelling of VaR for each of interest rate, credit spread, equity, foreign exchange, commodity, and debt specific risks, along with the portfolio effect arising from the interrelationship of the different risks (diversification effect):

•	Interest rate risk measures the impact of changes in interest rates and volatilities on cash instruments and derivatives.
•

Credit spread risk measures the impact of changes in credit spreads of provincial, municipal and agency bonds, sovereign bonds, corporate bonds, securitized products, and credit derivatives such as credit default swaps.

•	Equity risk measures the impact of changes in equity prices and volatilities, including implied market corrections.
•	Foreign exchange risk measures the impact of changes in foreign exchange rates and volatilities.
•	Commodity risk measures the impact of changes in commodity prices and volatilities, including the basis between related commodities.
•	Debt specific risk measures the impact of changes in the volatility of the yield of a debt instrument as compared with the volatility of the yield of a representative bond index.
•

Diversification effect reflects the risk reduction achieved across various financial instrument types, counterparties, currencies and regions. The extent of diversification benefit depends on the correlation between the assets and risk factors in the portfolio at a particular time.

•

Price sensitivity measures the change in value of a portfolio to a small change in a given underlying parameter, so that component risks may be examined in isolation, and the portfolio rebalanced accordingly to achieve a desired exposure.

•

Stressed VaR enables the meaningful comparison of the risks in different businesses and asset classes under stressful conditions. Changes to rates, prices, volatilities, and spreads over a 10-day horizon from a stressful historical period are applied to current positions and determine stressed VaR.

•	IRC measures the required capital due to credit migration and default risk for debt securities held in the trading portfolios.
•	Back-testing validates the effectiveness of risk measurement through analysis of observed and theoretical profit and loss outcomes.
•	Stress testing and scenario analysis provide insight into portfolio behaviour under extreme circumstances.

64	CIBC 2018 ANNUAL REPORT

Management’s discussion and analysis

The following table provides balances on the consolidated balance sheet that are subject to market risk. Certain differences between accounting and risk classifications are detailed in the footnotes below:

$ millions, as at October 31					2018					2017
		Subject to market risk					Subject to market risk
Consolidated balance sheet		Trading		Non- trading	Not subject to market risk	Consolidated balance sheet	Trading		Non- trading	Not subject to market risk	Non-traded risk primary risk sensitivity
Cash and non-interest-bearing deposits with banks	$4,380	$–		$2,340	$2,040	$3,440	$–		$1,940	$1,500	Foreign exchange
Interest-bearing deposits with banks	13,311	96		13,215	–	10,712	426		10,286	–	Interest rate
Securities	101,664	49,784		51,880	–	93,419	48,900		44,519	–	Equity, interest rate
Cash collateral on securities borrowed	5,488	–		5,488	–	5,035	–		5,035	–	Interest rate
Securities purchased under resale agreements	43,450	–		43,450	–	40,383	–		40,383	–	Interest rate
Loans
Residential mortgages	207,749	–		207,749	–	207,271	–		207,271	–	Interest rate
Personal	43,058	–		43,058	–	40,937	–		40,937	–	Interest rate
Credit card	12,673	–		12,673	–	12,378	–		12,378	–	Interest rate
Business and government	109,555	15,730	(1)	93,825	–	97,766	13,809	(1)	83,957	–	Interest rate
Allowance for credit losses	(1,639)	–		(1,639)	–	(1,618)	–		(1,618)	–	Interest rate
Derivative instruments	21,431	19,132	(2)	2,299	–	24,342	21,120	(2)	3,222	–	Interest rate,
											foreign exchange
Customers’ liability under acceptances	10,265	–		10,265	–	8,824	–		8,824	–	Interest rate
Other assets (3)	25,714	561		15,474	9,679	22,375	478		12,888	9,009	Interest rate, equity,
											foreign exchange
	$597,099	$85,303		$500,077	$11,719	$565,264	$84,733		$470,022	$10,509
Deposits	$461,015	$507	(4)	$414,051	$46,457	$439,706	$510 (4)		$391,831	$47,365	Interest rate
Obligations related to securities sold short	13,782	13,731		51	–	13,713	13,682		31	–	Interest rate
Cash collateral on securities lent	2,731	–		2,731	–	2,024	–		2,024	–	Interest rate
Obligations related to securities sold under repurchase agreements	30,840	–		30,840	–	27,971	–		27,971	–	Interest rate
Derivative instruments	20,973	19,013	(2)	1,960	–	23,271	21,029	(2)	2,242	–	Interest rate,
											foreign exchange
Acceptances	10,296	–		10,296	–	8,828	–		8,828	–	Interest rate
Other liabilities (3)	18,266	2,051		8,527	7,688	15,305	1,237		7,108	6,960	Interest rate
Subordinated indebtedness	4,080	–		4,080	–	3,209	–		3,209	–	Interest rate
	$561,983	$35,302		$472,536	$54,145	$534,027	$36,458		$443,244	$54,325

(1)	Excludes $39 million (2017: $95 million) of loans that are warehoused for future securitization purposes. These are considered non-trading for market risk purposes.
(2)	Excludes derivatives relating to the structured credit and other run-off businesses which are considered non-trading for market risk purposes.
(3)	Certain information has been reclassified to conform to the presentation adopted in the current year.
(4)	Comprises FVO deposits which are considered trading for market risk purposes.

Trading activities

We hold positions in traded financial contracts to meet client investment and risk management needs. Trading revenue (net interest income or non-interest income) is generated from these transactions. Trading instruments are recorded at fair value and include debt and equity securities, as well as interest rate, foreign exchange, equity, commodity, and credit derivative products.

Value-at-Risk

Our VaR methodology is a statistical technique that measures the potential overnight loss at a 99% confidence level. We use a full revaluation historical simulation methodology to compute VaR, stressed VaR and other risk measures.

Although a valuable guide to risk, VaR should always be viewed in the context of its limitations. For example:

•	The use of historical data for estimating future events will not encompass all potential events, particularly those that are extreme in nature.
•

The use of a one-day holding period assumes that all positions can be liquidated or the risks offset in one day. This may not fully reflect the market risk arising at times of severe illiquidity, when a one-day period may be insufficient to liquidate or hedge all positions fully.

•	The use of a 99% confidence level does not take into account losses that might occur beyond this level of confidence.
•	VaR is calculated on the basis of exposures outstanding at the close of business and assumes no management action to mitigate losses.

The VaR table below presents market risks by type of risk and in aggregate. The risks are interrelated and the diversification effect reflects the reduction of risk due to portfolio effects among the trading positions. Our trading risk exposures to interest rates and credit spreads arise from activities in the global debt and derivative markets, particularly from transactions in the Canadian, U.S., and European markets. The primary instruments are government and corporate debt, and interest rate derivatives. The majority of the trading exposure to foreign exchange risk arises from transactions involving the Canadian dollar, U.S. dollar, Euro, pound sterling, Australian dollar, Chinese yuan, and Japanese yen, whereas the primary risks of losses in equities are in the U.S., Canadian, and European markets. Trading exposure to commodities arises primarily from transactions involving North American natural gas, crude oil products, and precious metals.

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Management’s discussion and analysis

VaR by risk type – trading portfolio

$ millions, as at or for the year ended October 31				2018				2017
	High	Low	As at	Average	High	Low	As at	Average
Interest rate risk	$7.6	$2.9	$3.5	$4.5	$6.9	$1.8	$3.9	$4.1
Credit spread risk	2.0	0.5	1.6	1.0	3.8	0.7	0.9	2.1
Equity risk	8.4	1.7	3.7	2.8	18.5	1.8	3.1	3.3
Foreign exchange risk	4.6	0.5	1.3	1.6	10.3	0.8	1.2	3.2
Commodity risk	4.7	1.0	1.5	1.8	5.1	1.3	3.2	2.6
Debt specific risk	2.7	0.9	1.3	1.5	2.0	0.7	1.6	1.3
Diversification effect (1)	n/m	n/m	(7.9)	(7.9)	n/m	n/m	(8.8)	(10.1)
Total VaR (one-day measure)	$10.4	$4.0	$5.0	$5.3	$22.2	$3.7	$5.1	$6.5

(1)	Total VaR is less than the sum of the VaR of the different market risk types due to risk offsets resulting from a portfolio diversification effect.
n/m	Not meaningful. It is not meaningful to compute a diversification effect because the high and low may occur on different days for different risk types.

Average total VaR for the year ended October 31, 2018 was down $1.2 million from the prior year. The decrease was driven by a decrease in foreign exchange, credit spread, commodity and equity risks, partially offset by an increase in interest rate and debt specific risks.

Stressed VaR

The stressed VaR measure is intended to replicate the VaR calculation that would be generated for our current portfolio if the values of the relevant market risk factors were sourced from a period of stressed market conditions. The model inputs are calibrated to historical data from a continuous 12-month period of significant financial stress relevant to our current portfolio since December 2006. Our current stressed VaR period is from September 2, 2008 to August 31, 2009.

Stressed VaR by risk type – trading portfolio

$ millions, as at or for the year ended October 31				2018				2017
	High	Low	As at	Average	High	Low	As at	Average
Interest rate risk	$33.8	$6.8	$14.2	$17.4	$32.2	$6.4	$25.2	$15.1
Credit spread risk	17.9	4.0	17.9	9.6	13.8	4.1	5.6	7.9
Equity risk	7.8	0.8	6.3	3.4	11.3	0.8	1.9	2.2
Foreign exchange risk	15.5	0.5	2.7	5.3	28.2	0.6	1.8	7.1
Commodity risk	7.9	1.3	2.5	2.5	9.2	1.4	3.4	4.3
Debt specific risk	6.7	2.6	6.3	4.6	5.0	2.3	4.4	3.4
Diversification effect (1)	n/m	n/m	(33.4)	(30.4)	n/m	n/m	(35.6)	(27.9)
Stressed total VaR (one-day measure)	$22.6	$3.7	$16.5	$12.4	$35.0	$5.4	$6.7	$12.1

(1)	Stressed total VaR is less than the sum of the VaR of the different market risk types due to risk offsets resulting from a portfolio diversification effect.
n/m	Not meaningful. It is not meaningful to compute a diversification effect because the high and low may occur on different days for different risk types.

Average stressed total VaR for the year ended October 31, 2018 was up $0.3 million from the prior year. The increase was driven by an increase in interest rate, credit spread, equity and debt specific risks, partially offset by a reduction in foreign exchange and commodity risks.

Incremental risk charge

IRC is a measure of default and migration risk for debt securities held in the trading portfolios. Our IRC methodology is a statistical technique that measures the risk of issuer migration and default over a period of one year by simulating changes in issuer credit rating. Validation of the model included testing of the liquidity horizon, recovery rate, correlation, and PD and migration.

IRC – trading portfolio

$ millions, as at or for the year ended October 31				2018				2017
	High	Low	As at	Average	High	Low	As at	Average
Default risk	$214.2	$71.5	$176.1	$143.2	$329.1	$69.4	$69.5	$110.5
Migration risk	155.5	33.3	53.1	57.6	145.1	27.3	77.9	64.0
IRC (one-year measure) (1)	$291.5	$147.8	$229.2	$200.8	$387.8	$122.2	$147.4	$174.5

(1)	High and low IRC are not equal to the sum of the constituent parts, because the highs and lows of the constituent parts may occur on different days.

Average IRC for the year ended October 31, 2018 was up $26.3 million from the prior year due to increases in inventory size in the trading portfolio.

Back-testing

To determine the reliability of the trading VaR model, outcomes are monitored regularly through a back-testing process to test the validity of the assumptions and the parameters used in the trading VaR calculation. The back-testing process includes calculating a hypothetical or static profit and loss and comparing that result with calculated VaR. Static profit and loss represents the change in value of the prior day’s closing portfolio due to each day’s price movements, on the assumption that the contents of the portfolio remained unchanged. The back-testing process is conducted on a daily basis at the consolidated CIBC level. Back-testing is also performed for business lines and individual portfolios.

Static profit and loss and trading losses in excess of the one-day VaR are investigated. The back-testing process, including the investigation of results, is performed by risk professionals who are independent of those responsible for development of the model.

Internal Audit also reviews our models, validation processes, and results of our back-testing. Based on our back-testing results, we are able to ensure that our VaR model continues to appropriately measure risk.

During the year, there was one negative back-testing breach of the total VaR measure, in line with statistical expectations.

66	CIBC 2018 ANNUAL REPORT

Management’s discussion and analysis

Trading revenue

Trading revenue (TEB) comprises both trading net interest income and non-interest income and excludes underwriting fees and commissions. Trading revenue (TEB) in the charts below excludes certain exited portfolios.

During the year, trading revenue (TEB) was positive for 99.6% of the days. The largest gain of $26.5 million occurred on May 31, 2018. It was attributable to the normal course of business within our global markets line of business, notably in equity derivatives. The largest loss of $0.3 million occurred on March 22, 2018, driven by fixed income inventory. Average daily trading revenue (TEB) was $5.5 million during the year, and the average daily TEB was $1.1 million.

Frequency distribution of daily 2018 trading revenue (TEB)(1)

The histogram below presents the frequency distribution of daily trading revenue (TEB) for 2018.

Trading revenue (TEB)(1) versus VaR

The trading revenue (TEB) versus VaR graph below shows the current year’s daily trading revenue (TEB) against the close of business day VaR measures.

(1)	Excludes certain month-end transfer pricing and other miscellaneous adjustments.

Stress testing and scenario analysis

Stress testing and scenario analysis is designed to add insight to possible outcomes of abnormal market conditions, and to highlight possible risk concentrations.

We measure the effect on portfolio values under a wide range of extreme moves in market risk factors. Our approach simulates the impact on earnings of extreme market events over a one-month time horizon, assuming that no risk-mitigating actions are taken during this period to reflect the reduced market liquidity that typically accompanies such events.

Scenarios are developed using historical market data during periods of market disruption, or are based on hypothetical impacts of economic events, political events, and natural disasters as predicted by economists, business leaders, and risk managers.

Among the historical scenarios are the 1994 period of U.S. Federal Reserve tightening, and the market events following the 2008 market crisis. The hypothetical scenarios include potential market crises originating in North America, Europe and Asia. In February 2018, a quantitative easing (QE) tapering and asset price correction scenario was introduced, which considers a potential economic slowdown as a result of combined rate hikes and QE tapering by the U.S. Federal Reserve, Bank of Canada, Bank of England, and the European Central Bank. In June 2018, an oil shock and equity correction scenario was introduced based on a constriction of supply with a rising “political premium”, which includes the reinstatement of oil sanctions against Iran by the U.S., the proxy conflict between Saudi Arabia and Iran over Yemen, and the collapse of Venezuela’s oil industry.

CIBC 2018 ANNUAL REPORT	67

Management’s discussion and analysis

Below are examples of the core stress test scenarios which are currently run on a daily basis to add insight into potential exposures under stress:

• Subprime crisis and Lehman collapse – 2008	• Canada market crisis	• QE tapering and asset price correction
• U.S. Federal Reserve tightening – 1994	• U.S. protectionism	• Oil shock and equity correction
• U.S. sovereign debt default and downgrade	• Eurozone bank crisis
• Chinese hard landing	• Korean War – base

Stress testing scenarios are periodically reviewed and amended as necessary to ensure they remain relevant. Under stress limit monitoring, limits are placed on the maximum acceptable loss based on risk appetite in aggregate, at the detailed portfolio level, and for specific asset classes.

Non-exchange traded commodity derivatives

In the normal course of business, we trade non-exchange traded commodity derivative contracts. We control and manage our non-exchange traded commodity derivatives risk through the VaR and stress testing methodologies described above. We use modelling techniques or other valuation methodologies to determine the fair value of these contracts.

The following table provides the fair value, based upon maturity of non-exchange traded commodity contracts:

$ millions, as at October 31, 2018	Positive	Negative	Net
Maturity less than 1 year	$1,174	$327	$847
Maturity 1 – 3 years	856	428	428
Maturity 4 – 5 years	151	93	58
Maturity in excess of 5 years	409	19	390
	$2,590	$867	$1,723

Non-trading activities

Structural interest rate risk

Structural interest rate risk primarily consists of the risk arising due to mismatches in assets and liabilities, which do not arise from trading and trading related businesses. Interest rate risk results from differences in the maturities or repricing dates of assets and liabilities, both on- and off-balance sheet, as well as from embedded optionality in retail products. This optionality arises predominantly from the commitment and prepayment exposures of mortgage products, non-maturity deposits and some guaranteed investment certificates products with early redemption features. A variety of cash instruments and derivatives, primarily interest rate swaps, are used to manage these risks.

The Board has oversight of the management of non-trading market risk, sets the market risk appetite and annually approves the market risk limits. GALCO and its subcommittee, the Asset and Liability Management Committee, regularly review structural market risk positions and provide senior management oversight.

In addition to Board-approved limits on earnings and economic value exposure, more granular management limits are in place to guide day-to-day management of this risk. The ALM group within Treasury is responsible for the ongoing management of structural market risk across the enterprise, with independent oversight and compliance with non-trading market risk policy provided by Capital Markets Risk Management.

ALM activities are designed to manage the effects of potential interest rate movements while balancing the cost of any hedging activities on the current net revenue. The net interest income sensitivity is a measure of the impact of potential changes in interest rates on the projected 12-month pre-tax net interest income of a portfolio of assets, liabilities and off-balance sheet positions in response to prescribed parallel interest rate movements with interest rates floored at zero.

The following table shows the potential impact over the next 12 months, adjusted for structural assumptions (excluding shareholders’ equity in the calculation of the present value of shareholders’ equity), estimated prepayments and potential early withdrawals, of an immediate and sustained 100 basis point increase or decrease in all interest rates.

Beginning in 2018, CIBC has made modelling improvements which enhance the measurement of structural interest rate risk.

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Management’s discussion and analysis

Structural interest rate sensitivity – measures

$ millions (pre-tax), as at October 31		2018		2017 (1)
	CAD (2)	USD	CAD (2)	USD
100 basis point increase in interest rates
Increase (decrease) in net interest income	$170	$32	$225	$58
Increase (decrease) in present value of shareholders’ equity	(396)	(230)	(354)	(84)
100 basis point decrease in interest rates
Increase (decrease) in net interest income	(246)	(58)	(289)	(118)
Increase (decrease) in present value of shareholders’ equity	316	269	276	(6)

(1)	Certain information has been restated to conform to the presentation adopted in the current year.
(2)	Includes CAD and other currency exposures.

Foreign exchange risk

Non-trading foreign exchange risk, also referred to as structural foreign exchange risk, primarily consists of the risk inherent in: (a) net investments in foreign operations due to changes in foreign exchange rates; and (b) foreign currency denominated risk-weighted assets and foreign currency denominated capital deductions. This risk, predominantly in U.S. dollars, is managed using derivative hedges and by funding the investments in matching currencies. We actively manage this position to ensure that the potential impact on our capital ratios is in accordance with the policy approved by the RMC, while giving consideration to the impact on earnings and shareholders’ equity.

Structural foreign exchange risk is managed by Treasury under the guidance of GALCO. Compliance with trading and non-trading market risk policy, as well as market risk limits, is monitored daily by Capital Markets Risk Management.

A 1% appreciation of the Canadian dollar would reduce our shareholders’ equity as at October 31, 2018 by approximately $130 million (2017: $120 million) on an after-tax basis.

Our non-functional currency denominated earnings are converted into the functional currencies through spot or forward foreign exchange transactions. Thus, there is no significant impact of exchange rate fluctuations on our consolidated statement of income.

We hedge certain foreign currency contractual expenses using derivatives which are accounted for as cash flow hedges. The net change in fair value of these hedging derivatives included in AOCI amounted to a gain of $8 million (2017: $12 million) on an after-tax basis. This amount will be released from AOCI to offset the hedged currency fluctuations as the expenses are incurred.

Derivatives held for ALM purposes

Where derivatives are held for ALM purposes, and when transactions meet the criteria specified under IFRS, we apply hedge accounting for the risks being hedged, as discussed in Notes 12 and 13 to the consolidated financial statements. Derivative hedges that do not qualify for hedge accounting treatment are referred to as economic hedges and are recorded at fair value on the consolidated balance sheet with changes in fair value recognized in the consolidated statement of income.

Economic hedges for other than FVO financial instruments may lead to income volatility because the hedged items are recorded either on a cost or amortized cost basis or recorded at fair value on the consolidated balance sheet with changes in fair value recognized in the consolidated statement of comprehensive income. This income volatility may not be representative of the overall risk.

Equity risk

Non-trading equity risk arises primarily in our strategy and corporate development activities and our merchant banking activities. The investments comprise public and private equities, investments in limited partnerships, and equity-accounted investments.

The following table provides the amortized cost and fair values of our non-trading equities:

$ millions, as at October 31		Amortized cost	Fair value
2018	Equity securities designated at FVOCI	$468	$562
	Equity-accounted investments in associates (1)	63	101
		$531	$663
2017	AFS securities	$364	$469
	Equity-accounted investments in associates (1)	313	356
		$677	$825

(1)	Excludes our equity-accounted joint ventures. See Note 25 to the consolidated financial statements for further details.

Pension risk

A number of defined benefit pension plans are operated globally. As at October 31, 2018, our consolidated defined benefit pension plans were in a net asset position of $311 million, compared with $134 million as at October 31, 2017. The change in the net asset position of our pension plans is disclosed in Note 18 to the consolidated financial statements.

Our Canadian pension plans represent approximately 90% of our pension plans, the most significant of which is our principal Canadian pension plan (the CIBC Pension Plan). The estimated impact on our Canadian defined benefit obligations of a 100 basis point change in the discount rate is disclosed in Note 18 to the consolidated financial statements.

The MRCC is responsible for sound governance and oversight, and delegates management authority to the Pension Benefits Management Committee (PBMC). An appropriate investment strategy for the CIBC Pension Plan is set through a statement of investment objectives, policies and procedures.

Within Treasury, the Pension Investment Management department is responsible for the management of investment strategies for our pension plans utilizing a holistic framework which ensures that the plans are sustainably maintained within manageable risk tolerances and shareholder impact. Key risks include actuarial risks (such as longevity risk), interest rate risk, currency risk, market (investment) risk, and health-care cost inflation risks.

The CIBC Pension Plan principally manages these risk exposures through its liability-driven investment strategy which includes the use of derivatives for risk management and rebalancing purposes, as well as the ability to enhance returns. The use of derivatives within the CIBC Pension Plan is governed by the plan’s derivatives policy that was approved by the PBMC. The fair value of derivatives held in the CIBC Pension Plan is disclosed in Note 18 to the consolidated financial statements.

A principal risk for the CIBC Pension Plan is interest rate risk which it mitigates through a combination of physical bonds and a bond overlay program funded through the use of repurchase agreements. The plan also operates a currency overlay strategy, which may use forwards or similar instruments, to manage and mitigate its currency risk. Investment risk is mitigated through a multi-asset portfolio construction process that diversifies across a variety of market risk drivers.

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Management’s discussion and analysis

Liquidity risk

Liquidity risk is the risk of having insufficient cash or its equivalent in a timely and cost-effective manner to meet financial obligations as they come due. Common sources of liquidity risk inherent in banking services include unanticipated withdrawals of deposits, the inability to replace maturing debt, credit and liquidity commitments, and additional pledging or other collateral requirements.

CIBC’s approach to liquidity risk management supports our business strategy, aligns with our risk appetite and adheres to regulatory expectations.

Our management strategies, objectives and practices are regularly reviewed to align with changes to the liquidity environment, including regulatory, business and/or market developments. Liquidity risk remains within CIBC’s risk appetite.

Governance and management

We manage liquidity risk in a manner that enables us to withstand a liquidity stress event without an adverse impact on the viability of our operations. Actual and anticipated cash flows generated from on- and off-balance sheet exposures are routinely measured and monitored to ensure compliance with established limits. CIBC incorporates stress testing into its management and measurement of liquidity risk. Stress test results assist with the development of our liquidity assumptions, identification of potential constraints to funding planning, and contribute to the design of CIBC’s contingency funding plan (CFP).

Liquidity risk is managed using the three lines of defence model, and the ongoing management of liquidity risk is the responsibility of the Treasurer, supported by guidance from GALCO.

The Treasurer is responsible for managing the activities and processes required for measurement, reporting and monitoring of CIBC’s liquidity risk position – this is the first line of defence.

The Liquidity and Non-Trading Market Risk group within Capital Markets Risk Management provides independent oversight, including the measurement, monitoring and control of liquidity risk, as the second line of defence.

Internal Audit provides the third line of defence, with independent assessment of the design and operating effectiveness of liquidity risk management controls, processes and systems.

The GALCO governs CIBC’s liquidity risk management, ensuring the liquidity risk management methodologies, assumptions, and key metrics such as the Liquidity Horizon, are regularly reviewed and aligned with our operating regulatory requirements. The Liquidity Risk Management Committee, a subcommittee of GALCO, is responsible for supporting GALCO to ensure that CIBC’s liquidity risk profile is comprehensively measured and managed in alignment with CIBC’s strategic direction, risk appetite and regulatory requirements.

The RMC approves CIBC’s liquidity risk management policy, and recommends liquidity risk tolerance to the Board through the risk appetite statement.

Policies

Our liquidity risk management policy requires a sufficient amount of available unencumbered liquid assets and diversified funding sources to meet anticipated liquidity needs in both normal and stressed conditions for a minimum time period as measured by CIBC’s Liquidity Horizon. CIBC subsidiaries possessing unique liquidity characteristics, due to distinct business or jurisdictional requirements, maintain local liquidity policies in alignment with CIBC’s liquidity risk management policy.

CIBC’s pledging policy sets out consolidated limits for the pledging of CIBC’s assets across a broad range of financial activities. Pledged asset limits ensure unencumbered liquid assets are available for liquidity purposes.

We maintain a detailed global CFP that sets out the strategies for addressing liquidity shortfalls in emergency and unexpected situations, and delineates the requirements necessary to manage a range of stress conditions, establishes lines of responsibility and invocation, articulates implementation and escalation procedures, and is aligned to CIBC’s risk appetite. In order to reflect CIBC’s organizational complexity, regional and subsidiary CFPs are maintained to respond to liquidity stresses unique to the jurisdictions within which CIBC operates, and support CIBC as an enterprise.

Risk measurement

Our liquidity risk tolerance is defined by our risk appetite statement, which is approved annually by the Board, and forms the basis for the delegation of liquidity risk authority to senior management. We use both regulatory-driven and internally developed liquidity risk metrics to measure our liquidity risk exposure. Internally, our liquidity position is measured using the Liquidity Horizon, which measures the future point in time when projected cumulative cash outflows exceed cash inflows under a combined CIBC-specific and market-wide stress scenario. Expected and potential anticipated inflows and outflows of funds generated from on- and off-balance sheet exposures are measured and monitored on a daily basis to ensure compliance with established limits. Contractual and behavioural on- and off-balance sheet cash flows under normal and stressed conditions are modelled and used to determine liquidity levels against the prescribed management target.

Our liquidity measurement system provides liquidity risk exposure reports that include the calculation of the Liquidity Horizon and regulatory reporting such as the LCR and Net Cumulative Cash Flow (NCCF). Our liquidity management also incorporates the monitoring of our unsecured wholesale funding position and funding capacity.

Risk appetite

CIBC’s risk appetite statement ensures prudent management of liquidity risk by outlining qualitative considerations and quantitative metrics including the LCR and Liquidity Horizon. Quantitative metrics are measured and managed to a set of GALCO-approved management limits, which are more stringent than the limits established by the RMC.

Stress testing

A key component of our liquidity risk management, and complementing our assessments of liquidity risk exposure, is liquidity risk stress testing. Liquidity stress testing involves the application of name-specific and market-wide stress scenarios at varying levels of severity to assess the amount of available liquidity required to satisfy anticipated obligations as they come due. The scenarios model potential liquidity and funding requirements in the event of unsecured wholesale funding and deposit run-off, and expected contingent liquidity utilization, as well as liquid asset marketability. Results from stress testing are also incorporated as input into the CFP review process.

70	CIBC 2018 ANNUAL REPORT

Management’s discussion and analysis

Beginning in 2018, CIBC has made changes to the tables below which enhance the presentation of liquid assets and asset encumbrance.

Liquid assets

Available liquid assets include unencumbered cash and marketable securities from on- and off-balance sheet sources, that can be used to access funding in a timely fashion. Encumbered liquid assets, composed of assets pledged as collateral and those assets that are deemed restricted due to legal, operational, or other purposes, are not considered as sources of available liquidity when measuring liquidity risk.

Encumbered and unencumbered liquid assets from on- and off-balance sheet sources are summarized as follows:

$ millions, as at October 31		Bank owned liquid assets	Securities received as collateral	Total liquid assets	Encumbered liquid assets	Unencumbered liquid assets (1)
2018	Cash and deposits with banks	$17,691	$–	$17,691	$686	$17,005
	Securities issued or guaranteed by sovereigns, central banks, and multilateral development banks	67,478	74,933	142,411	75,431	66,980
	Other debt securities	6,684	2,092	8,776	1,240	7,536
	Equities	25,018	20,641	45,659	27,859	17,800
	Canadian government guaranteed National Housing Act mortgage-backed securities	39,465	834	40,299	10,182	30,117
	Other liquid assets (2)	6,500	1,598	8,098	6,621	1,477
		$162,836	$100,098	$262,934	$122,019	$140,915
2017 (3)	Cash and deposits with banks	$14,152	$–	$14,152	$555	$13,597
	Securities issued or guaranteed by sovereigns, central banks, and multilateral development banks	51,196	65,923	117,119	67,806	49,313
	Other debt securities	8,227	1,549	9,776	1,461	8,315
	Equities	31,798	16,786	48,584	24,951	23,633
	Canadian government guaranteed National Housing Act mortgage-backed securities	35,009	1,023	36,032	8,278	27,754
	Other liquid assets (2)	5,796	2,258	8,054	5,346	2,708
		$146,178	$87,539	$233,717	$108,397	$125,320

(1)	Unencumbered liquid assets are defined as on-balance sheet assets, assets borrowed or purchased under resale agreements, and other off-balance sheet collateral received less encumbered liquid assets.
(2)	Includes cash pledged as collateral for derivatives transactions, select ABS and precious metals.
(3)	Certain information has been restated to conform to the presentation adopted in the current year.

The following table summarizes unencumbered liquid assets held by CIBC (parent) and its domestic and foreign subsidiaries:

$ millions, as at October 31	2018	2017 (1)
CIBC (parent)	$99,486	$84,183
Domestic subsidiaries	15,988	11,454
Foreign subsidiaries	25,441	29,683
	$140,915	$125,320

(1)	Certain information has been restated to conform to the presentation adopted in the current year.

Asset haircuts and monetization depth assumptions under a liquidity stress scenario are applied to determine asset liquidity value. Haircuts take into consideration those margins applicable at central banks – such as the Bank of Canada and the Federal Reserve Bank – historical observations, and securities characteristics including asset type, issuer, credit ratings, currency and remaining term to maturity, as well as available regulatory guidance.

Our unencumbered liquid assets increased $15.6 billion from October 31, 2017, primarily due to regular business activities, including deposit growth.

Furthermore, CIBC maintains access eligibility to the Bank of Canada’s Emergency Lending Assistance program and the Federal Reserve Bank’s Discount Window.

Asset encumbrance

In the course of CIBC’s day-to-day operations, securities and other assets are pledged to secure obligations, participate in clearing and settlement systems and other collateral management purposes.

The following table provides a summary of our total on- and off-balance sheet encumbered and unencumbered assets:

		Encumbered		Unencumbered		Total assets
$ millions, as at October 31		Pledged as collateral	Other (1)	Available as collateral	Other (2)
2018	Cash and deposits with banks	$–	$686	$17,005	$–	$17,691
	Securities	104,039	130	96,021	–	200,190
	Loans, net of allowance (3)	1,600	44,553	33,499	292,507	372,159
	Other assets	5,071	–	251	52,088	57,410
		$110,710	$45,369	$146,776	$344,595	$647,450
2017 (4)	Cash and deposits with banks	$–	$555	$13,597	$–	$14,152
	Securities	95,321	971	86,882	–	183,174
	Loans, net of allowance (3)	1,450	42,202	31,550	281,582	356,784
	Other assets	4,419	–	186	50,936	55,541
		$101,190	$43,728	$132,215	$332,518	$609,651

(1)	Includes assets supporting CIBC’s long-term funding activities and assets restricted for legal or other reasons, such as restricted cash.
(2)	Other unencumbered assets are not subject to any restrictions on their use to secure funding or as collateral; however, they are not considered available to existing non-central bank lending programs.
(3)	Loans included as available as collateral represent National Housing Act MBS (reported as loans on our consolidated balance sheet) and Federal Home Loan Banks eligible loans.
(4)	Certain information has been restated to conform to the presentation adopted in the current year.

CIBC 2018 ANNUAL REPORT	71

Management’s discussion and analysis

Restrictions on the flow of funds

Our subsidiaries are not subject to significant restrictions that would prevent transfers of funds, dividends or capital distributions. However, certain subsidiaries have separate regulatory capital and liquidity requirements, established by applicable banking and securities regulators.

We monitor and manage our capital and liquidity requirements across these entities to ensure that resources are used efficiently and entities are in compliance with local regulatory and policy requirements.

Liquidity coverage ratio

The objective of the LCR is to promote short-term resilience of a bank’s liquidity risk profile, ensuring that it has adequate unencumbered high quality liquid resources to meet its liquidity needs in a 30-day acute stress scenario. Canadian banks are required to achieve a minimum LCR value of 100%. CIBC is in compliance with this requirement.

In accordance with the calibration methodology contained in OSFI’s liquidity adequacy requirements (LAR) guidelines, CIBC reports the LCR to OSFI on a monthly basis. The ratio is calculated as follows:

Total High Quality Liquid Assets (HQLA)	≥ 100%
Total net cash outflows over the next 30 calendar days

The LCR’s numerator consists of unencumbered HQLA, which follow an OSFI-defined set of eligibility criteria that considers fundamental and market-related characteristics, and relative ability to operationally monetize assets on a timely basis during a period of stress. CIBC’s centrally-managed liquid asset portfolio includes those liquid assets reported in the HQLA, such as central government treasury bills and bonds, central bank deposits and high-rated sovereign, agency, provincial, and corporate securities. Asset eligibility limitations inherent in the LCR metric do not necessarily reflect CIBC’s internal assessment of its ability to monetize its marketable assets under stress.

The ratio’s denominator reflects net cash outflows expected in the LCR’s stress scenario over the 30-calendar-day period. Expected cash outflows represent LCR-defined withdrawal or draw-down rates applied against outstanding liabilities and off-balance sheet commitments, respectively. Significant contributors to CIBC’s LCR outflows include business and financial institution deposit run-off, draws on undrawn lines of credit and unsecured debt maturities. Cash outflows are partially offset by cash inflows, which are calculated at LCR-prescribed inflow rates, and include performing loan repayments and maturing non-HQLA marketable assets.

The LCR is disclosed using a standard OSFI-prescribed disclosure template.

$ millions, average of the three months ended October 31, 2018		Total unweighted value (1)	Total weighted value (2)
HQLA
1	HQLA	n/a	$110,318
Cash outflows
2	Retail deposits and deposits from small business customers, of which:	$145,672	9,626
3	Stable deposits	70,581	2,117
4	Less stable deposits	75,091	7,509
5	Unsecured wholesale funding, of which:	127,979	60,231
6	Operational deposits (all counterparties) and deposits in networks of cooperative banks	53,439	12,963
7	Non-operational deposits (all counterparties)	55,510	28,238
8	Unsecured debt	19,030	19,030
9	Secured wholesale funding	n/a	8,688
10	Additional requirements, of which:	88,559	23,865
11	Outflows related to derivative exposures and other collateral requirements	10,098	6,876
12	Outflows related to loss of funding on debt products	4,153	4,153
13	Credit and liquidity facilities	74,308	12,836
14	Other contractual funding obligations	2,731	2,731
15	Other contingent funding obligations	277,718	5,163
16	Total cash outflows	n/a	110,304
Cash inflows
17	Secured lending (e.g. reverse repos)	68,331	9,789
18	Inflows from fully performing exposures	15,625	7,748
19	Other cash inflows	6,824	6,824
20	Total cash inflows	$90,780	$24,361
			Total adjusted value
21	Total HQLA	n/a	$110,318
22	Total net cash outflows	n/a	$85,943
23	LCR	n/a	128%
$ millions, average of the three months ended July 31, 2018			Total adjusted value
24	Total HQLA	n/a	$105,255
25	Total net cash outflows	n/a	$83,656
26	LCR	n/a	126%

(1)

Unweighted inflow and outflow values are calculated as outstanding balances maturing or callable within 30 days of various categories or types of liabilities, off-balance sheet items or contractual receivables.

(2)	Weighted values are calculated after the application of haircuts (for HQLA) and inflow and outflow rates prescribed by OSFI.
n/a	Not applicable as per the LCR common disclosure template.

Our average LCR as at October 31, 2018 increased to 128% from 126% in the prior quarter, mainly due to an increase in HQLA.

CIBC considers the impact of its business decisions on the LCR and other liquidity risk metrics that it regularly monitors as part of a robust liquidity risk management function. Variables that can impact the ratio month-over-month include, but are not limited to, items such as wholesale funding activities and maturities, strategic balance sheet initiatives, and transactions and market conditions affecting collateral. Furthermore, CIBC reports the LCR to OSFI in multiple currencies, and thus measures the extent of potential currency mismatch under the ratio. CIBC predominantly operates in major currencies with deep and fungible foreign exchange markets.

Reporting of the LCR is calibrated centrally by CIBC’s Treasury function, in conjunction with CIBC’s SBUs and other functional groups.

72	CIBC 2018 ANNUAL REPORT

Management’s discussion and analysis

Funding

CIBC funds its operations with client-sourced deposits, supplemented with a wide range of wholesale funding.

CIBC’s principal approach aims to fund its balance sheet with deposits primarily raised from personal and commercial banking channels. Personal deposits accounted for $163.9 billion as at October 31, 2018 (2017: $159.3 billion). CIBC maintains a foundation of relationship-based core deposits, whose stability is regularly evaluated through internally developed statistical assessments.

We routinely access a range of short-term and long-term secured and unsecured funding sources diversified by geography, depositor type, instrument, currency and maturity. We raise long-term funding from existing programs including covered bonds, asset securitizations and unsecured debt.

CIBC continuously evaluates opportunities to diversify into new funding products and investor segments in an effort to maximize funding flexibility and minimize concentration and financing costs. We regularly monitor wholesale funding levels and concentrations to internal limits consistent with our desired liquidity risk profile.

GALCO and RMC review and approve CIBC’s funding plan, which incorporates projected asset and liability growth, funding maturities, and output from our liquidity position forecasting.

The following table provides the contractual maturities at carrying values of CIBC’s wholesale funding sources:

$ millions, as at October 31, 2018	Less than 1 month	1 – 3 months	3 – 6 months	6 – 12 months	Less than 1 year total	1 – 2 years	Over 2 years	Total
Deposits from banks (1)	$3,207	$13	$–	$49	$3,269	$–	$–	$3,269
Certificates of deposit and commercial paper	8,589	11,373	15,822	18,692	54,476	2,926	399	57,801
Bearer deposit notes and bankers’ acceptances	819	743	1,557	292	3,411	–	–	3,411
Asset-backed commercial paper	–	–	–	–	–	–	–	–
Legacy senior unsecured medium-term notes (2)	200	1,335	120	6,488	8,143	6,976	23,986	39,105
Senior unsecured medium-term notes (3)	–	–	–	9	9	59	122	190
Senior unsecured structured notes	–	–	–	283	283	–	–	283
Covered bonds/asset-backed securities
Mortgage securitization	–	2,732	574	1,091	4,397	2,015	12,262	18,674
Covered bonds	–	2,012	1,103	1,496	4,611	3,316	11,857	19,784
Cards securitization	–	–	1,316	724	2,040	2,109	–	4,149
Subordinated liabilities	–	–	–	–	–	–	4,080	4,080
Other	–	–	3	43	46	20	5	71
	$12,815	$18,208	$20,495	$29,167	$80,685	$17,421	$52,711	$150,817
Of which:
Secured	$–	$4,744	$2,993	$3,311	$11,048	$7,440	$24,119	$42,607
Unsecured	12,815	13,464	17,502	25,856	69,637	9,981	28,592	108,210
	$12,815	$18,208	$20,495	$29,167	$80,685	$17,421	$52,711	$150,817
October 31, 2017	$8,981	$17,125	$27,147	$23,503	$76,756	$24,207	$41,513	$142,476

(1)	Includes non-negotiable term deposits from banks.
(2)

Includes senior debt issued prior to September 23, 2018 as well as senior debt issued on or after September 23, 2018 which is not subject to the bail-in regulations. See the “Capital resources” section for additional details.

(3)	Comprises liabilities which are subject to conversion under the bail-in regulations.

CIBC’s wholesale funding is diversified by currency as demonstrated in the table that follows:

$ billions, as at October 31		2018		2017
CAD	$49.6	33%	$53.2	37%
USD	80.8	54	72.6	51
Other	20.4	13	16.7	12
	$150.8	100%	$142.5	100%

Our funding volumes increased relative to 2017 in response to CIBC’s business and liquidity strategies. We do not anticipate any events, commitments or demands that will materially impact our ability to raise funds through deposits or wholesale funding.

We manage liquidity risk in a manner that enables us to withstand severe liquidity stress events. Wholesale funding may present higher run-off risks in stress situations, for which we maintain significant portfolios of unencumbered liquid assets. See the “Liquid assets” section for additional details.

Funding plan

Our funding plan is updated at least quarterly, or in response to material changes in underlying assumptions. The plan incorporates projected asset and liability growth from our ongoing operations, and the output from our liquidity position forecasting.

CIBC 2018 ANNUAL REPORT	73

Management’s discussion and analysis

Credit ratings

CIBC’s access to and cost of wholesale funding are dependent on multiple factors, among them credit ratings provided by rating agencies. Rating agencies’ opinions are based upon internal methodologies, and are subject to change based on factors including, but not limited to, financial strength, competitive position, macroeconomic backdrop and liquidity positioning. On April 19, 2018, DBRS downgraded the ratings of subordinated indebtedness issued by the big six Canadian banks without an NVCC provision by one notch, including CIBC, and also revised its outlook from negative to stable for CIBC. On July 16, 2018, Moody’s upgraded the senior debt and subordinated indebtedness – NVCC ratings of CIBC and the other big six Canadian banks. The outlook for CIBC and the other big six Canadian banks was also revised to stable from negative. These changes result from the finalization of the bail-in regulations on April 18, 2018, which became effective on September 23, 2018. See the “Capital resources” section for additional details. As a result of the implementation of the bail-in regime, CIBC now has two classes of senior debt: legacy senior debt (not subject to the bail-in regulations) and senior debt (subject to bail-in regulations). On October 22, 2018, Fitch revised the outlook for CIBC to stable from negative, reflecting CIBC’s reduced rate of growth in Canadian residential mortgages. We do not expect a material impact on our funding costs or ability to access funding as a result of these changes.

Our credit ratings are summarized in the following table:

As at October 31, 2018	DBRS	Fitch	Moody’s	S&P
Deposit/Counterparty (1)	AA	AA-	Aa2	A+
Legacy senior debt (2)	AA	AA-	Aa2	A+
Senior debt (3)	AA(L)	AA-	A2	BBB+
Subordinated indebtedness	A(H)	A+	Baa1	BBB+
Subordinated indebtedness – NVCC (4)	A(L)	A+	Baa1	BBB
Preferred shares – NVCC (4)	Pfd-2	n/a	Baa3	P-3(H)
Short-term debt	R-1(H)	F1+	P-1	A-1
Outlook	Stable	Stable	Stable	Stable

(1)	DBRS Long-Term Issuer Rating; Moody’s Long-Term Deposit and Counterparty Risk Assessment Rating; S&P’s Issuer Credit Rating; Fitch Long-Term Issuer Default and Derivative Counterparty Rating.
(2)	Includes senior debt issued prior to September 23, 2018 as well as senior debt issued on or after September 23, 2018 which is not subject to the bail-in regulations.
(3)	Comprises liabilities which are subject to conversion under the bail-in regulations.
(4)	Comprises instruments which are treated as NVCC in accordance with OSFI’s capital adequacy guidelines.
n/a	Not available.

Additional collateral requirements for rating downgrades

We are required to deliver collateral to certain derivative counterparties in the event of a downgrade to our current credit risk rating. The collateral requirement is based on MTM exposure, collateral valuations, and collateral arrangement thresholds, as applicable. The following table presents the additional cumulative collateral requirements for rating downgrades:

$ billions, as at October 31	2018	2017
One-notch downgrade	$0.1	$–
Two-notch downgrade	0.1	0.1
Three-notch downgrade	0.1	0.3

Regulatory developments concerning liquidity

OSFI’s LAR guideline became effective in 2015. It is driven by the BCBS’ global liquidity requirements, and includes the LCR, net stable funding ratio (NSFR) and other liquidity monitoring tools. It is further supplemented by the OSFI-designed supervisory tool known as the NCCF. OSFI uses the LAR and associated metrics to assess individual banks’ liquidity adequacy.

On October 31, 2014, the BCBS published its final NSFR guideline. In October 2017, OSFI provided updated draft NSFR guidance and is engaging industry participants to review its NSFR implementation plans and to clarify details of the NSFR and its application to the Canadian financial industry. In February 2018, OSFI announced that the implementation of the NSFR for deposit-taking institutions will be extended to January 2020.

Consistent with the requirements above, we submit the LCR and NCCF reports to OSFI on a monthly basis and the NSFR report on a quarterly basis. We provide the LCR and NSFR reports to the BCBS twice annually.

74	CIBC 2018 ANNUAL REPORT

Management’s discussion and analysis

Contractual obligations

Contractual obligations give rise to commitments of future payments affecting our short- and long-term liquidity and capital resource needs. These obligations include financial liabilities, credit and liquidity commitments, and other contractual obligations.

Assets and liabilities

The following table provides the contractual maturity profile of our on-balance sheet assets, liabilities and equity at their carrying values. Contractual analysis is not representative of CIBC’s liquidity risk exposure, however this information serves to inform CIBC’s management of liquidity risk, and provide input when modelling a behavioural balance sheet.

$ millions, as at October 31, 2018	Less than 1 month	1 – 3 months	3 – 6 months	6 – 9 months	9 – 12 months	1 – 2 years	2 – 5 years	Over 5 years	No specified maturity	Total
Assets
Cash and non-interest-bearing deposits with banks	$4,380	$–	$–	$–	$–	$–	$–	$–	$–	$4,380
Interest-bearing deposits with banks	13,311	–	–	–	–	–	–	–	–	13,311
Securities	2,286	2,755	2,104	3,046	1,971	6,265	32,386	24,935	25,916	101,664
Cash collateral on securities borrowed	5,488	–	–	–	–	–	–	–	–	5,488
Securities purchased under resale agreements	20,820	11,774	2,432	6,180	242	2,002	–	–	–	43,450
Loans
Residential mortgages	2,540	4,774	9,269	11,657	11,165	53,597	106,293	7,807	647	207,749
Personal	556	643	1,159	1,106	975	226	1,560	2,263	34,570	43,058
Credit card	266	532	798	798	798	3,194	6,287	–	–	12,673
Business and government	11,177	3,474	4,894	4,625	3,507	15,658	36,545	12,802	16,873	109,555
Allowance for credit losses	–	–	–	–	–	–	–	–	(1,639)	(1,639)
Derivative instruments	1,926	3,128	1,550	1,070	1,173	2,463	4,107	6,014	–	21,431
Customers’ liability under acceptances	9,169	1,014	67	13	2	–	–	–	–	10,265
Other assets	–	–	–	–	–	–	–	–	25,714	25,714
	$71,919	$28,094	$22,273	$28,495	$19,833	$83,405	$187,178	$53,821	$102,081	$597,099
October 31, 2017	$68,633	$19,284	$19,148	$24,660	$19,187	$77,767	$185,148	$50,473	$100,964	$565,264
Liabilities
Deposits (1)	$21,817	$29,161	$34,584	$31,806	$26,432	$27,414	$52,888	$8,467	$228,446	$461,015
Obligations related to securities sold short	13,782	–	–	–	–	–	–	–	–	13,782
Cash collateral on securities lent	2,731	–	–	–	–	–	–	–	–	2,731
Obligations related to securities sold under repurchase agreements	29,227	1,483	130	–	–	–	–	–	–	30,840
Derivative instruments	1,501	2,275	1,618	957	1,292	2,365	3,905	7,060	–	20,973
Acceptances	9,200	1,014	67	13	2	–	–	–	–	10,296
Other liabilities	–	–	–	–	–	–	–	–	18,266	18,266
Subordinated indebtedness	–	–	–	–	–	–	–	4,080	–	4,080
Equity	–	–	–	–	–	–	–	–	35,116	35,116
	$78,258	$33,933	$36,399	$32,776	$27,726	$29,779	$56,793	$19,607	$281,828	$597,099
October 31, 2017	$71,445	$34,910	$40,912	$23,237	$23,940	$36,809	$49,836	$17,197	$266,978	$565,264

(1)

Comprises $163.9 billion (2017: $159.3 billion) of personal deposits of which $153.2 billion (2017: $149.5 billion) are in Canada and $10.7 billion (2017: $9.8 billion) are in other countries; $282.7 billion (2017: $266.6 billion) of business and government deposits and secured borrowings of which $211.9 billion (2017: $192.7 billion) are in Canada and $70.8 billion (2017: $73.9 billion) are in other countries; and $14.4 billion (2017: $13.8 billion) of bank deposits of which $5.9 billion (2017: $6.6 billion) are in Canada and $8.5 billion (2017: $7.2 billion) are in other countries.

The changes in the contractual maturity profile were primarily due to the natural migration of maturities and also reflect the impact of our regular business activities.

Credit-related commitments

The following table provides the contractual maturity of notional amounts of off-balance sheet credit-related commitments. Since a significant portion of commitments are expected to expire without being drawn upon, the total of the contractual amounts is not representative of future liquidity requirements.

$ millions, as at October 31, 2018	Less than 1 month	1 – 3 months	3 – 6 months	6 – 9 months	9 – 12 months	1 – 2 years	2 – 5 years	Over 5 years	No specified maturity (1)	Total
Securities lending (2)	$39,931	$5,883	$5,736	$–	$–	$–	$–	$–	$–	$51,550
Unutilized credit commitments	1,147	5,278	2,844	2,718	3,122	10,886	46,306	2,306	150,139	224,746
Backstop liquidity facilities	–	8,750	630	726	92	309	–	13	–	10,520
Standby and performance letters of credit	1,940	2,586	2,108	3,261	1,651	427	1,139	130	–	13,242
Documentary and commercial letters of credit	35	90	49	11	14	–	–	–	–	199
	$43,053	$22,587	$11,367	$6,716	$4,879	$11,622	$47,445	$2,449	$150,139	$300,257
October 31, 2017	$39,287	$21,865	$10,724	$7,042	$4,083	$14,976	$37,280	$1,920	$143,182	$280,359

(1)	Includes $116.5 billion (2017: $111.7 billion) of personal, home equity and credit card lines, which are unconditionally cancellable at our discretion.
(2)	Excludes securities lending of $2.7 billion (2017: $2.0 billion) for cash because it is reported on the consolidated balance sheet.

CIBC 2018 ANNUAL REPORT	75

Management’s discussion and analysis

Other contractual obligations

The following table provides the contractual maturities of other contractual obligations affecting our funding needs:

$ millions, as at October 31, 2018	Less than 1 month	1 – 3 months	3 – 6 months	6 – 9 months	9 – 12 months	1 – 2 years	2 – 5 years	Over 5 years	Total
Operating leases	$41	$83	$124	$124	$122	$472	$1,289	$3,505	$5,760
Purchase obligations (1)	97	185	198	174	167	496	672	66	2,055
Pension contributions (2)	16	32	48	49	49	–	–	–	194
Underwriting commitments	176	–	–	–	–	–	–	–	176
Investment commitments	1	4	–	–	4	2	3	180	194
	$331	$304	$370	$347	$342	$970	$1,964	$3,751	$8,379
October 31, 2017	$625	$405	$386	$324	$330	$973	$1,805	$3,477	$8,325

(1)

Obligations that are legally binding agreements whereby we agree to purchase products or services with specific minimum or baseline quantities defined at fixed, minimum or variable prices over a specified period of time are defined as purchase obligations. Purchase obligations are included through to the termination date specified in the respective agreements, even if the contract is renewable. Many of the purchase agreements for goods and services include clauses that would allow us to cancel the agreement prior to expiration of the contract within a specific notice period. However, the amount above includes our obligations without regard to such termination clauses (unless actual notice of our intention to terminate the agreement has been communicated to the counterparty). The table excludes purchases of debt and equity instruments that settle within standard market time frames.

(2)

Includes estimated minimum funding contributions for our funded defined benefit pension plans in Canada, the U.S., the U.K., and the Caribbean. Estimated minimum funding contributions are included only for the next annual period as the minimum contributions are affected by various factors, such as market performance and regulatory requirements, and therefore are subject to significant variability.

Other risks

Strategic risk

Strategic risk is the risk of ineffective or improper implementation of business strategies, including mergers and acquisitions. It includes the potential financial loss due to the failure of organic growth initiatives or failure to respond appropriately to changes in the business environment. For additional details on acquisition risk, see the “Top and emerging risks” section.

Oversight of strategic risk is the responsibility of the ExCo and the Board. At least annually, the CEO outlines the process and presents the strategic business plan to the Board for review and approval. The Board reviews the plan in light of management’s assessment of emerging market trends, the competitive environment, potential risks and other key issues.

One of the tools for measuring, monitoring and controlling strategic risk is attribution of economic capital against this risk. Our economic capital models include a strategic risk component for those businesses utilizing capital to fund an acquisition or a significant organic growth strategy.

Insurance risk

Insurance risk is the risk of losses arising from the uncertainty of the timing and size of insurance claims. Unfavourable actual experience could emerge due to adverse fluctuations in timing, size and frequency of actual claims (e.g., mortality, morbidity), policyholder behaviour (e.g., cancellation of coverage), or associated expenses.

Insurance contracts provide financial compensation to the beneficiary in the event of an insured risk occurring in exchange for premiums. We are exposed to insurance risk in our life insurance business and in our reinsurance business within the respective subsidiaries.

Senior management of the insurance and reinsurance subsidiaries have primary responsibility for managing insurance risk with oversight by Risk Management. The insurance and reinsurance subsidiaries also have their own boards of directors, as well as each having an independent Appointed Actuary who provide additional input to risk management oversight. Processes and oversight are in place to manage the risk to our insurance business. Underwriting risk on business assumed is managed through risk policies that limit exposure to an individual life, to certain types of business and to regions.

Our risk governance practices ensure strong independent oversight and control of risk within the insurance businesses. The subsidiaries’ boards outline the internal risk and control structure to manage insurance risk, which includes risk, capital and control policies, processes as well as limits and governance. Senior management of the insurance and reinsurance subsidiaries and Risk Management attend the subsidiaries’ board meetings.

Operational risk

Operational risk is the risk of loss resulting from people, inadequate or failed internal processes and systems, or from external events.

As part of the normal course of business, CIBC is exposed to operational risks in its business activities and external environment. Our comprehensive Operational Risk Management Policy, supported by policies, tools, systems and governance structure, is used to mitigate operational risks. We continuously monitor our operational risk profile to ensure we are operating within CIBC’s approved risk appetite.

Governance and management

Operational risk is managed through the three lines of defence model. Frontline businesses form our first line of defence. Their primary responsibility is the day-to-day management of operational risk inherent in their products and activities.

The second line of defence includes Risk Management and other oversight functions, which are responsible for monitoring and providing independent oversight of operational risk matters in their respective risk types and for providing effective challenges to business lines’ operational risk assessments and mitigation activities.

Internal Audit, our third line of defence, assesses and provides an independent opinion on the design and operating effectiveness of CIBC’s management of operational risk and the strength of the internal control environment.

Global Operational Risk Management (GORM) oversees CIBC’s operational risk exposures. The Head of GORM chairs the Operational Risk and Control Committee (ORCC), a subcommittee of the GRC, with representation from SBUs and functional groups. The ORCC is a management forum providing oversight of CIBC’s operational risk and internal control environment. Its Chair reports significant operational risk matters to the GRC and RMC.

Operational risk management approach

Information transparency, timely escalation, clear accountability and a robust internal control environment are the principles forming the basis of the Operational Risk Management Policy, which supports and governs the processes of identifying, measuring, mitigating, monitoring, and reporting operational risks. We mitigate operational losses by consistently applying risk-based approaches and employing risk-specific assessment tools. Regular review of our risk governance structure ensures clarity of, and ownership in, key risk areas.

Risk measurement

CIBC’s business lines regularly conduct reviews of operational risks inherent in their products, services or processes and assess ways to mitigate and manage them in alignment with CIBC’s risk appetite. These reviews include using business process maps, risk and control self-assessments, audit findings, operational

76	CIBC 2018 ANNUAL REPORT

Management’s discussion and analysis

risk scenarios, past internal and external loss events, key risk indicators trends, change initiative risk assessments and in-depth risk reviews to form a holistic operational risk profile for the business lines. Under the three lines of defence model, GORM and relevant oversight functions and experts independently challenge business lines’ risk assessments and mitigation actions.

Operational loss is one of the key operational risk metrics informing us of areas of heightened risk. We collect and analyze internal operational loss event data for themes and trends. The occurrence of a material or potential material loss triggers an investigation to determine the root causes of the incident and the effectiveness of existing mitigating controls, as well as the identification of any additional mitigating actions. Additionally, we monitor the external environment for emerging or potential risks to CIBC. The analysis of material operational risk events is performed by the first line of defence and the outputs of the analysis are subject to formal independent challenge by our second line of defence. The analysis of material operational risk events forms one component of our ongoing operational risk reporting to senior management and the Board.

Business lines conduct change initiative risk assessment on risks inherent to the initiatives (for example, new product launches or major system changes). Identified risks and related mitigation actions are independently challenged by GORM and other oversight functions as the second line of defence to ensure residual risks remain within the approved risk appetite.

We use both the AMA, a risk-sensitive method prescribed by the BCBS, and the Standardized Method to quantify our operational risk exposure in the form of operational risk regulatory capital. Our AMA model determines operational risk capital using historical loss data, projected loss data from our loss scenario analysis and the assessment of internal control risks impacting our business environment. The standardized method is also used as agreed with local regulators. Our current AMA model, along with the standardized method, was approved for capital reporting commencing in fiscal 2016.

Under AMA, operational risk capital represents the “worst-case loss” within a 99.9% confidence level. The aggregate risk to CIBC is less than the sum of the individual parts, as the likelihood that all business groups across all regions experience a worst-case loss in every loss category in the same year is extremely low. To adjust for the fact that all risks are not 100% correlated, we incorporate a portfolio effect to ensure that the aggregated risk is representative of the total bank-wide risk. The process for determining correlations considers both internal and external historical correlations and takes into account the uncertainty surrounding correlation estimates.

Under Basel AMA, the recognition of insurance as a risk mitigant may be considered in the measure of operational risk used for regulatory minimum capital requirements. Although our current insurance policies are tailored to provide earnings protection from potential high-severity losses, we do not reflect mitigation through insurance or any other risk transfer mechanism in our AMA model.

Back-testing

To ensure the AMA model is performing effectively and maintaining predictability, we back-test capital calculation results each quarter. The back-testing exercise assesses the model’s performance against internal loss data. The overall AMA methodology is also independently validated by the Model Validation group to ensure that the applied assumptions are reasonable. The validation exercise includes modelling the relevant internal loss data using alternative methods and comparing the results to the model. The model will be updated to address identified gaps, as appropriate.

Risk mitigation

Our primary tool for mitigating operational risk exposure is a robust internal control environment. Our internal control framework outlines key principles, structure and processes underpinning CIBC’s approach to managing risks through effective controls. Under our framework, all key controls are subject to ongoing testing and review to ensure they effectively mitigate our operational risk exposures. In addition, our corporate insurance program affords extra protection from loss while our global business continuity management program ensures that under conditions of interruption or crisis, CIBC’s critical business functions could continue to operate and normal operations are restored in a highly effective and efficient manner.

Risk monitoring and reporting

Both forward-looking key risk indicators (KRIs) as well as backward-looking key performance indicators provide insight into CIBC’s risk exposure and are used to monitor the main drivers of exposure associated with key operational risks and their adherence to the operational risk appetite. KRIs assist in early detection of potential operational risk events by identifying unfavourable trends and highlighting controls that may not be functioning effectively. Business lines are required to identify and implement KRIs for material risk exposures on an ongoing basis. Escalation triggers are used to highlight risk exposures requiring additional attention from senior management and/or the Board. The second line of defence challenges the selection of KRIs and the appropriateness of thresholds.

Our risk monitoring processes support a transparent risk-reporting program, informing both senior management and the Board on our control environment, operational risk exposures, and mitigation strategies.

Technology, information and cyber security risk

We are also exposed to cyber threats and the associated financial, reputation and business interruption risks. For additional information on these risks and our mitigation strategies, see the “Top and emerging risks” section.

Reputation and legal risk

Our reputation and financial soundness are of fundamental importance to us and to our clients, shareholders and employees.

Reputation risk is the risk of negative publicity regarding our business conduct or practices which, whether true or not, could significantly harm our reputation as a leading financial institution, or could materially and adversely affect our business, operations or financial condition.

Legal risk is risk of financial loss arising from one or more of the following factors: (a) civil, criminal or regulatory enforcement proceedings against us; (b) our failure to correctly document, enforce or comply with contractual obligations; (c) failure to comply with our legal obligations to customers, investors, employees, counterparties or other stakeholders; (d) failure to take appropriate legal measures to protect our assets or security interests; or (e) misconduct by our employees or agents.

The RMC, together with the Reputation and Legal Risks Committee and GRC, provides oversight of the management of reputation and legal risks. The identification, consideration and prudent, proactive management of potential reputation and legal risks is a key responsibility of CIBC and all of our employees.

Our Global Reputation and Legal Risks Policy sets standards for safeguarding our reputation through pro-active identification, measurement and management of potential reputation and legal risks. The policy is supplemented by business procedures for identifying and escalating transactions to the Reputation and Legal Risks Committee that could pose material reputation risk and/or legal risk.

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Regulatory compliance risk

Regulatory compliance risk is the risk of CIBC’s potential non-conformance with applicable regulatory requirements.

Our regulatory compliance philosophy is to manage and mitigate regulatory compliance risk through the promotion of a strong risk and compliance culture within the parameters established by CIBC’s Risk Appetite Statement. The foundation of this approach is a comprehensive Regulatory Compliance Management (RCM) framework. The RCM framework, owned by the Chief Compliance Officer and approved by the RMC, maps regulatory requirements to internal policies, procedures and controls that govern regulatory compliance.

Our Compliance department is responsible for the development and maintenance of a comprehensive regulatory compliance program, including oversight of the RCM framework. This department is independent of business management and reports regularly to the RMC.

Primary responsibility for compliance with all applicable regulatory requirements rests with senior management of the business and functional groups, and extends to all employees. The Compliance department’s activities support those groups, with particular emphasis on regulatory requirements that govern the relationship between CIBC and its clients, or that help protect the integrity of the capital markets.

See the “Regulatory developments” section for further details.

Environmental and social risk

Environmental and social risk is the risk of financial loss or damage to reputation associated with environmental issues including related social issues, whether arising from our credit and investment activities or related to our own operations. Our corporate environmental policy, originally approved by the Board in 1993, with the most recent biennial update and approval by our CRO in 2018, commits CIBC to responsible conduct in all activities to protect and conserve the environment; safeguard the interests of all stakeholders from unacceptable levels of environmental risk; and support the principles of sustainable development.

Given the growing importance of environmental risk to our bank, on November 1, 2018, we aligned responsibility of our environmental policy and governance into our Senior Vice-President, Enterprise and Conduct Risk who reports into our CRO on environmental governance. Our environmental risk management team is responsible for developing environmental strategy, setting environmental performance standards and targets, and reporting on performance. There is also an enterprise-wide Environmental Management Committee, comprised of senior executives from our SBUs and functional groups, that meets quarterly and provides input into our environmental strategy and provides oversight of CIBC’s environmental initiatives.

The corporate environmental policy is addressed by an integrated corporate environmental management program that is under the overall management of the environmental risk management team. Environmental and related social evaluations are integrated into our credit and investment risk assessment processes, with environmental and social risk management standards and procedures in place for all sectors. In addition, environmental and social risk assessments in project finance, project-related corporate and bridge loans are required, in accordance with our commitment to the Equator Principles, which are a voluntary set of guidelines for financial institutions based on the screening criteria of the International Finance Corporation. We adopted the Equator Principles in 2003. An escalation process is in place for transactions with the potential to have significant environmental and related social risk, with escalation up to the Reputation and Legal Risks Committee for senior executive review, if required. Two proposed transactions were escalated to the Reputation and Legal Risks Committee in 2018 through this process.

We also conduct ongoing research and benchmarking on environmental issues such as climate change as they may pertain to responsible lending practices. We are a participant in the CDP (formerly Carbon Disclosure Project) climate change program, which promotes corporate disclosure to the investment community on greenhouse gas emissions and climate change management.

We are also a supporter of the TCFD, which aims to develop voluntary, consistent climate-related risk disclosures. We continue to evaluate the potential for further climate-related disclosures that align with the TCFD recommendations and to engage with peers in a variety of industries in an effort to ensure that any methodology developed to support such disclosures is reasonable and appropriate and can be applied on a consistent basis. In addition, we are a member of the United Nations Environment Programme-Finance Initiative (UNEP-FI), which has a mission to promote sustainable finance.

In 2018, CIBC Asset Management Inc. became a signatory to the United Nations-supported Principles for Responsible Investment, which commit signatories to incorporate environmental and social issues into investment analysis and decision-making across all investment classes.

The environmental risk management team works closely with our main business units and functional groups to ensure that high standards of environmental responsibility are applied to the banking services that we provide to our clients, the relationships we have with our stakeholders, and to the way we manage our facilities.

More information on our environmental governance, policy, management and performance can be found in our Corporate Responsibility Report, which is available at https://www.cibc.com/content/cibcpublic/en/about-cibc/corporate-responsibility.html. The information on our website does not form a part of this document.

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Management’s discussion and analysis

Accounting and control matters

Critical accounting policies and estimates

A summary of significant accounting policies is presented in Note 1 to the consolidated financial statements. Certain accounting policies require us to make judgments and estimates, some of which may relate to matters that are uncertain. Changes in the judgments and estimates required in the critical accounting policies discussed below could have a material impact on our financial results. We have established control procedures to ensure accounting policies are applied consistently and processes for changing methodologies are well controlled.

CIBC adopted IFRS 9 “Financial Instruments” (IFRS 9) in place of IAS 39 “Financial Instruments: Recognition and Measurement” (IAS 39) to comply with OSFI’s advisory that requires that D-SIBs adopt IFRS 9 for their annual periods beginning on November 1, 2017, one year earlier than required by the International Accounting Standards Board (IASB). We applied IFRS 9 on a retrospective basis. As permitted, we did not restate our prior period comparative consolidated financial statements, which are reported under IAS 39 and are therefore not comparable to the information presented for 2018. IFRS 9 impacted our critical accounting policies in two principal areas: classification and measurement and impairment.

Use and classification of financial instruments

As a financial institution, our assets and liabilities primarily comprise financial instruments, which include deposits, securities, loans, derivatives, acceptances, repurchase agreements, and subordinated indebtedness.

We use these financial instruments for both trading and non-trading activities. Trading activities primarily include the purchase and sale of securities, transacting in foreign exchange and derivative instruments in the course of facilitating client trades and taking proprietary trading positions with the objective of income generation. Non-trading activities generally include the business of lending, investing, funding, and ALM.

The use of financial instruments may either introduce or mitigate exposures to market, credit and/or liquidity risks. See the “Management of risk” section for details on how these risks are managed.

Financial instruments are accounted for according to their classification. Judgment is applied in determining the appropriate classification of financial instruments under IFRS 9, in particular as it relates to the assessment of whether debt financial assets meet the solely payment of principal and interest (SPPI) test, and the assessment of the business model used to manage financial assets. For details on the accounting for these instruments under IFRS 9 and the differences from IAS 39, see Note 2 to the consolidated financial statements.

Accounting for AFS securities under IAS 39

AFS securities included debt and equity securities.

AFS securities were measured at fair value, with the difference between the fair value and the amortized cost included in AOCI. Only equities that did not have a reliably measurable fair value were carried at cost. We had determined that all of our equity securities had reliable fair values.

AFS securities were subject to quarterly reviews to assess whether or not there was an impairment. The assessment of impairment depended on whether the instrument was debt or equity in nature. AFS debt securities were identified as impaired when there was objective observable evidence concerning the inability to collect the contractual principal or interest. Factors that were reviewed for impairment assessment include, but were not limited to, operating performance and future expectations, liquidity and capital adequacy, external credit ratings, deterioration in underlying asset quality, industry valuation levels for comparable entities, and any changes in market and economic outlook.

For AFS equity instruments, objective evidence of impairment existed if there had been a significant or prolonged decline in the fair value of the investment below its cost. In making the impairment assessment, we also considered whether there had been significant adverse changes to the technological, market, economic, or legal environments in which the issuer operates or if the issuer was experiencing significant financial difficulty.

Realized gains and losses on disposal and write-downs to reflect impairment in the value of AFS securities were recorded in the consolidated statement of income. Previously recognized impairment losses for debt securities (but not equity securities) were reversed if a subsequent increase in fair value could be objectively identified and was related to an event occurring after the impairment loss was recognized. Once an AFS equity security was impaired, all subsequent declines in fair value were charged directly to income.

Accounting for FVOCI securities under IFRS 9

FVOCI securities include debt securities that meet the SPPI criteria and the “Hold to collect and for sale” business model and equity securities that are designated at FVOCI upon initial recognition. Impairment of equity securities designated at FVOCI is not required under IFRS 9 because unrealized gains or losses are recognized in OCI and are directly reclassified to retained earnings upon disposition of the equity securities with no recycling to profit or loss.

Similar to the accounting for AFS debt securities under IAS 39, FVOCI debt securities under IFRS 9 are measured at fair value, with the difference between the fair value and the amortized cost included in AOCI. However, unlike IAS 39, FVOCI debt securities are subject to the expected credit losses impairment model under IFRS 9. For more details, refer to “Allowance for credit losses under IFRS 9“ section below and Note 1 to the consolidated financial statements.

Determination of fair value of financial instruments

Under IFRS 9, debt and equity securities mandatorily measured and designated at FVTPL (IAS 39: Debt and equity trading securities), business and government loans mandatorily measured and designated at FVTPL (IAS 39: Trading business and government loans), obligations related to securities sold short, derivative contracts, FVOCI securities (IAS 39: AFS securities) and FVO financial instruments are carried at fair value. FVO financial instruments include certain debt securities, certain secured borrowings, structured deposits and business and government deposits. Retail mortgage interest rate commitments are also designated as FVO financial instruments.

The transition to IFRS 9 did not impact the definition of fair value, which is defined as the price that would be received to sell an asset or paid to transfer a liability at the measurement date in an orderly arm’s-length transaction between market participants in the principal market under current market conditions (i.e., the exit price). Fair value measurements are categorized into levels within a fair value hierarchy based on the nature of the valuation inputs (Level 1, 2 or 3). We have an established and documented process for determining fair value. Fair value is based on unadjusted quoted prices in an active market for the same instrument, where available (Level 1). If active market prices or quotes are not available for an instrument, fair value is then based on valuation models in which the significant inputs are observable (Level 2) or in which one or more of the significant inputs are non-observable (Level 3). Estimating fair value requires the application of judgment. The type and level of judgment required is largely dependent on the amount of observable market information available. For instruments valued using internally developed models that use significant non-observable market inputs and are therefore classified

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within Level 3 of the hierarchy, the judgment used to estimate fair value is more significant than when estimating the fair value of instruments classified within Levels 1 and 2. To ensure that valuations are appropriate, a number of policies and controls are in place. Independent validation of fair value is performed at least on a monthly basis. Valuation inputs are verified to external sources such as exchange quotes, broker quotes or other management-approved independent pricing sources.

The following table presents amounts, in each category of financial instruments, which are valued using valuation techniques based on Level 3 inputs. For further details of the valuation of and sensitivity associated with Level 3 financial assets and liabilities, see Note 2 to the consolidated financial statements.

$ millions, as at October 31		2018		2017
	Level 3	Total (1)	Level 3	Total (1)
Assets
Securities mandatorily measured and designated at FVTPL and loans mandatorily measured at FVTPL (2017: Trading securities and loans)	$833	1.2%	$232	0.4%
Debt securities measured at FVOCI and equity securities designated at FVOCI (2017: AFS securities)	285	0.8	1,967	4.9
Derivative instruments	222	1.0	196	0.8
	$1,340	1.0%	$2,395	1.8%
Liabilities
Deposits and other liabilities (2)	$423	5.3%	$369	5.5%
Derivative instruments	359	1.7	245	1.1
	$782	1.8%	$614	1.4%

(1)	Represents the percentage of Level 3 assets and liabilities over total assets and liabilities for each reported category that are carried on the consolidated balance sheet at fair value.
(2)	Includes FVO deposits and bifurcated embedded derivatives.

Note 2 to the consolidated financial statements presents the valuation methods used to determine fair value showing separately those financial instruments that are carried at fair value on the consolidated balance sheet and those that are not.

In order to reflect the observed market practice of pricing collateralized and uncollateralized derivatives, our valuation approach uses overnight indexed swap curves as the discount rate in the valuation of collateralized derivatives and market cost of funding in the valuation of uncollateralized derivatives. The use of a market cost of funds curve reduces the fair value of uncollateralized derivative assets incremental to the reduction in fair value for credit risk already reflected through the CVA. In contrast, the use of a market cost of funds curve reduces the fair value of uncollateralized derivative liabilities in a manner that generally includes adjustments for our own credit. As market practices continue to evolve in regard to derivative valuation, further adjustments may be required in the future.

Fair value adjustments

We apply judgment in establishing valuation adjustments that take into account various factors that may have an impact on the valuation of financial instruments that are carried at fair value on the consolidated balance sheet. Such factors include, but are not limited to, the bid-offer spread, illiquidity due to lack of market depth and other market risks, parameter uncertainty, model risk, and credit risk.

The establishment of fair value adjustments and the determination of the amount of write-downs involve estimates that are based on accounting processes and judgments by management. We evaluate the adequacy of the fair value adjustments and the amount of write-downs on an ongoing basis. The levels of fair value adjustments and the amount of the write-downs could change as events warrant and may not reflect ultimate realizable amounts.

The following table summarizes our valuation adjustments:

$ millions, as at October 31	2018	2017
Securities
Market risk	$1	$2
Derivatives
Market risk	165	111
Credit risk	72	66
Administration costs	5	5
Total valuation adjustments	$243	$184

Impairment of financial assets

Allowance for credit losses under IAS 39

We established and maintained an allowance for credit losses that was considered the best estimate of probable credit-related losses existing in our portfolio of on- and off-balance sheet loan exposures, giving due regard to current conditions.

The allowance for credit losses consisted of individual and collective components.

Individual allowances

The majority of our business and government loan portfolios were assessed for impairment on an individual loan basis. Individual allowances were established when impaired loans were identified within the individually assessed portfolios. A loan was classified as impaired when we were of the opinion that there was no longer reasonable assurance of the full and timely collection of contractual principal and interest. The individual allowance was the amount required to reduce the carrying value of an impaired loan to its estimated realizable amount. This was determined by discounting the expected future cash flows at the effective interest rate inherent in the loan.

Individual allowances were not established for portfolios that were collectively assessed, including most retail portfolios.

Collective allowances

Consumer and certain small business allowances

Residential mortgages, credit card loans, personal loans, and certain small business loan portfolios consist of large numbers of homogeneous balances of relatively small amounts, for which we took a portfolio approach to establish the collective allowance under IAS 39. As it was not practical to review each individual loan, we utilized a formula basis, by reference to historical ratios of write-offs to current accounts and balances in arrears. For residential mortgages, personal loans and certain small business loans, this historical loss experience enabled CIBC to determine appropriate PD and LGD parameters, which were used in the calculation of the portion of the collective allowance for current accounts. For credit card loans, non-current residential mortgages,

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personal loans and certain small business loans, the historical loss experience enabled CIBC to calculate flows to write off in our models that determine the collective allowance that pertain to these loans.

We also considered estimates of the time periods over which losses that were present would be identified and a provision taken, our view of current economic and portfolio trends, and evidence of credit quality improvements or deterioration. On a regular basis, the parameters that affected the allowance calculation were updated, based on our experience and the economic environment.

Business and government allowances

For groups of individually assessed loans for which no objective evidence of impairment had been identified on an individual basis, a collective allowance was provided for losses which we estimated were inherent in the portfolio at the reporting date, but not yet specifically identified from an individual assessment of the loan.

The methodology for determining the appropriate level of the collective allowance incorporated a number of factors, including the size of the portfolios, expected loss rates, and relative risk profiles. We also considered estimates of the time periods over which losses that were present would be identified and a provision taken, our view of current economic and portfolio trends, and evidence of credit quality improvements or deterioration. On a regular basis, the parameters that affected the collective allowance calculation were updated, based on our experience and the economic environment. Expected loss rates for business loan portfolios were based on the risk rating of each credit facility and on the PD factors associated with each risk rating, as well as estimates of LGD. The PD factors reflected our historical loss experience and were supplemented by data derived from defaults in the public debt markets. Historical loss experience was adjusted based on observable data to reflect the effects of current conditions. LGD estimates were based on our experience over past years.

Allowance for credit losses under IFRS 9

The new impairment guidance sets out an expected credit loss (ECL) model applicable to all debt instrument financial assets classified as amortized cost or FVOCI. In addition, the ECL model applies to loan commitments and financial guarantees that are not measured at FVTPL.

Incurred loss versus expected loss methodology

The application of ECL significantly changes our credit loss methodology and models. ECL allowances represent credit losses that reflect an unbiased and probability-weighted amount which is determined by evaluating a range of possible outcomes, the time value of money and reasonable and supportable information about past events, current conditions and forecasts of future economic conditions. The incurred loss model under IAS 39 incorporated a single best estimate, the time value of money and information about past events and current conditions. The objective of IFRS 9 is to record lifetime losses on all financial instruments which have experienced a significant increase in credit risk since their initial recognition. As a result, ECL allowances are measured at amounts equal to either: (i) 12-month ECL; or (ii) lifetime ECL for those financial instruments which have experienced a significant increase in credit risk since initial recognition. The incurred loss model recognized lifetime credit losses when there is objective evidence of impairment and also allowances for incurred but not identified credit losses. Because of the inclusion of relative credit deterioration criteria and consideration of forward-looking information, the ECL model eliminates the threshold or trigger event required to recognize lifetime credit losses under the incurred loss model, and lifetime ECL are recognized earlier under IFRS 9.

For our business and government portfolios, the individually assessed allowances for impaired instruments recognized under IAS 39 have generally been replaced by stage 3 allowances under IFRS 9, while the collective allowances for performing financial instruments have generally been replaced by either stage 1 or stage 2 allowances under IFRS 9. For our retail portfolios, the portion of our collective allowances that relate to impaired financial instruments under IAS 39 have generally been replaced by stage 3 allowances, while the performing portion of our collective allowances have generally been replaced by either stage 1 or stage 2 allowances under IFRS 9.

Key drivers of expected credit loss

The new ECL impairment requirements of IFRS 9 require that we make judgments and estimates related to matters that are uncertain. In particular, the ECL requirements of IFRS 9 incorporate the following elements that are subject to a high level of judgment:

•	Determining when a significant increase in credit risk of a loan has occurred;
•	Measuring both 12-month and lifetime credit losses; and
•	Forecasting forward-looking information for multiple scenarios and determining the probability weighting of each scenario.

In addition, the interrelationship between these elements is also subject to a high degree of judgment. Changes in the judgments and estimates related to IFRS 9 can have a significant impact on the level of ECL allowance recognized and the period over period volatility of the provision for credit losses. Changes in a particular period could have a material impact on our financial results. See Note 5 to our consolidated financial statements for more information concerning the high level of judgment inherent in the estimation of ECL allowance under IFRS 9.

Use of the regulatory framework

Our ECL model leverages the data, systems and processes that are used to calculate Basel expected losses regulatory adjustments for the portion of our portfolios under the AIRB approach. Appropriate adjustments are made to the Basel parameters to meet IFRS 9 requirements, including the conversion of through-the-cycle and downturn parameters used in the Basel regulatory calculations to point-in-time parameters used under IFRS 9 that considers forward-looking information. In addition, credit losses under IFRS 9 are for 12 months for stage 1 financial instruments and lifetime for stage 2 and stage 3 financial instruments, as compared with 12 months for AIRB portfolios under Basel. The main adjustments necessary to Basel risk parameters are explained in the table below:

	Regulatory Capital	IFRS 9
PD	Through-the-cycle PD represents long-run average PD throughout a full economic cycle	Point-in-time 12-month or lifetime PD based on current conditions and relevant forward-looking assumptions
LGD	Downturn LGD based on losses that would be expected in an economic downturn and subject to certain regulatory floors Discounted using the cost of capital

Unbiased probability-weighted LGD based on estimated LGD including impact of relevant forward-looking assumptions such as changes in collateral value

Discounted using the original effective interest rate

EAD	Based on the drawn balance plus expected utilization of any undrawn portion prior to default, and cannot be lower than the drawn balance	Amortization and repayment of principal and interest from the balance sheet date to the default is captured
Other		ECL is discounted from the default date to the reporting date

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Attribution of provision for credit losses

As part of the adoption of IFRS 9, we now recognize provision for credit losses on both impaired (stage 3) and performing (stages 1 and 2) loans in the respective SBUs. In prior periods, provision for credit losses on performing loans was recognized in Corporate and Other, with the exception of provision for credit losses related to CIBC Bank USA, which was recognized in U.S. Commercial Banking and Wealth Management, and provision for credit losses on: (i) performing residential mortgages greater than 90 days delinquent; and (ii) performing personal loans and scored small business loans greater than 30 days delinquent, which was recognized in Canadian Personal and Small Business Banking.

Provision for credit losses recognized directly on our consolidated statement of income is in respect to financial instruments classified as loans and bankers’ acceptances. Provision for credit losses for FVOCI debt securities and amortized cost securities are recognized in gains (losses) from debt securities measured at FVOCI and amortized cost, net in the consolidated statement of income.

Hedge accounting

The IFRS 9 hedge accounting guidance is intended to better align the accounting with risk management activities. However, IFRS 9 allows the existing hedge accounting requirements under IAS 39 to continue in place of the hedge accounting requirements under IFRS 9. As permitted, we have elected to not adopt the IFRS 9 hedge accounting requirements and instead will retain the IAS 39 hedge accounting requirements. However, we have adopted the new hedge accounting disclosure requirements under amendments to IFRS 7.

Securitizations and structured entities

Securitization of our own assets

Under IFRS 10 “Consolidated Financial Statements” (IFRS 10), judgment is exercised in determining whether an investor controls an investee including assessing whether the investor has: (i) power over the investee; (ii) exposure, or rights, to variable returns from its involvement with the investee; and (iii) the ability to affect those returns through its power over the investee.

We sponsor several SEs that have purchased and securitized our own assets including Cards II Trust, Broadway Trust and Crisp Trust, which we consolidate under IFRS 10.

We also securitize our own mortgage assets through a government-sponsored securitization program. We sell these securitized assets to a government-sponsored securitization vehicle that we do not consolidate, as well as to other third parties. IFRS 9 provides guidance on when to derecognize financial assets. A financial asset is derecognized when the contractual rights to receive cash flows from the asset have expired, or when we have transferred the rights to receive cash flows from the asset such that:

•	We have transferred substantially all the risks and rewards of the asset; or
•	We have neither transferred nor retained substantially all the risks and rewards of the asset, but have transferred control of the asset.

We have determined that our securitization activities related to residential mortgages and cards receivables are accounted for as secured borrowing transactions because we have not met the aforementioned criteria.

In addition, we sell and derecognize commercial mortgages through a pass-through arrangement with a trust that securitizes these mortgages into ownership certificates held by various external investors. We continue to perform special servicing of the mortgages in exchange for a market-based fee and do not consolidate the trust. We also sell certain U.S. commercial mortgages to third parties that qualify for derecognition because we have transferred substantially all the risks and rewards of the mortgages and have no continuous involvement after the transfer.

Securitization of third-party assets

We also sponsor several SEs that purchase pools of third-party assets. We consider a number of factors in determining whether CIBC controls these SEs. We monitor the extent to which we support these SEs, through direct investment in the debt issued by the SEs and through the provision of liquidity protection to the other debtholders, to assess whether we should consolidate these entities.

IFRS 10 also requires that we reconsider our consolidation assessment if facts and circumstances relevant to the entities indicate that there are changes to one or more of the three elements of control described above. Factors that trigger reassessment include, but are not limited to, significant changes in ownership structure of the entities, changes in contractual or governance arrangements, provision of a liquidity facility beyond the original terms, transactions with the entities that were not contemplated originally and changes in the financing structure of the entities.

Specifically, in relation to our multi-seller conduits, we would reconsider our consolidation assessment if our level of interest in the ABCP issued by the conduits changes significantly, or in the rare event that the liquidity facility that we provide to the conduits is drawn or amended.

A significant increase in our holdings of the outstanding commercial paper issued by the conduits would become more likely in a scenario in which the market for bank-sponsored ABCP suffered a significant deterioration such that the conduits were unable to roll their ABCP.

For additional information on the securitizations of our own assets and third-party assets, see the “Off-balance sheet arrangements” section and Note 6 to the consolidated financial statements.

Asset impairment

Goodwill

As at October 31, 2018, we had goodwill of $5,564 million (2017: $5,367 million). Goodwill is not amortized, but is tested, at least annually, for impairment by comparing the recoverable amount of the cash-generating unit (CGU) to which goodwill has been allocated, with the carrying amount of the CGU including goodwill. Any deficiency is recognized as impairment of goodwill. The recoverable amount of a CGU is defined as the higher of its estimated fair value less cost to sell and its value in use. Goodwill is also required to be tested for impairment whenever there are indicators that it may be impaired.

Estimation of the recoverable amount is an area of significant judgment. Recoverable amounts are estimated using internally developed models which require the use of significant assumptions including forecasted earnings, discount rates, growth rates, forecasted regulatory capital requirements, and price-earnings multiples. Reductions in the estimated recoverable amount could arise from various factors, such as reductions in forecasted cash flows, an increase in the assumed level of required capital, and any adverse changes to the discount rate or terminal growth rates either in isolation or in any combination thereof. Where our estimated recoverable amount is not significantly in excess of the carrying amount of the CGU, additional judgment is required, and reductions in the recoverable amount are more likely to give rise to a deficiency which would result in an impairment charge.

The recoverable amount of CIBC FirstCaribbean is based on a value in use calculation that is estimated using a five-year cash flow projection approved by management of CIBC FirstCaribbean and an estimate of the capital required to be maintained in the region to support ongoing operations.

We performed our annual impairment test as of August 1, 2018 based on a five-year forecast prepared by management of CIBC FirstCaribbean during the fourth quarter of 2018. The forecast for CIBC FirstCaribbean used in our 2018 annual impairment test reflects an expectation of continued productive loan growth during the forecast period as well as the expected cash flows from the Government of Barbados debt restructuring.

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As economic conditions in the Caribbean region remain challenging, we continue to closely monitor our investment. Reductions in the estimated recoverable amount of our CIBC FirstCaribbean CGU could result in additional goodwill impairment charges in future periods. As at October 31, 2018, the carrying amount of goodwill relating to CIBC FirstCaribbean was $413 million (US$314 million).

Other intangible assets and long-lived assets

As at October 31, 2018, we had other intangible assets with an indefinite life of $142 million (2017: $141 million). Acquired intangible assets are separately recognized if the benefits of the intangible assets are obtained through contractual or other legal rights, or if the intangible assets can be sold, transferred, licensed, rented, or exchanged. Determining the useful lives of intangible assets requires judgment and fact-based analysis.

Intangible assets with an indefinite life are not amortized but are assessed for impairment by comparing the recoverable amount to the carrying amount. An impairment test is required at least annually, or whenever there are indicators that these assets may be impaired.

Long-lived assets and other identifiable intangible assets with a definite life are amortized over their estimated useful lives. These assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount is higher than the recoverable amount. The recoverable amount is defined as the higher of the estimated fair value less cost to sell and value in use.

Determining the recoverable amount of intangible assets and long-lived assets is an area of judgment as we estimate the future cash flows expected to result from the use of the asset and, where appropriate, cash flows arising from the asset’s eventual disposition.

For additional details, see Note 8 to the consolidated financial statements.

Income taxes

We are subject to income tax laws in the various jurisdictions where we operate, and the tax laws in those jurisdictions are potentially subject to different interpretations by us and the relevant taxation authority. We use judgment in the estimation of income taxes and deferred tax assets and liabilities. As a result, management judgment is applied in the interpretation of the relevant tax laws and in estimating the provision for current and deferred income taxes. Deferred tax assets or liabilities are determined for each temporary difference based on the tax rates that are expected to be in effect in the period that the assets are realized or the liabilities are settled. Deferred tax liabilities are generally recognized for all taxable temporary differences unless the temporary differences relate to our net investments in foreign operations (NIFOs) and will not reverse in the foreseeable future.

We are required to assess whether it is probable that our deferred tax assets will be realized prior to their expiration and, based on all of the available evidence, determine if any portion of our deferred tax assets should not be recognized. The factors used to assess the probability of realization are based on our past experience of income and capital gains, forecasts of future net income before income taxes, available tax planning strategies that could be implemented to realize the deferred tax assets, and the remaining expiration period of tax loss carryforwards. In addition, for deductible temporary differences arising from our NIFOs, we must consider whether the temporary difference will reverse in the foreseeable future. Although realization is not assured, we believe, based on all of the available evidence, it is probable that the recognized deferred tax assets will be realized.

Income tax accounting impacts all of our reporting segments. For further details on our income taxes, see Note 19 to the consolidated financial statements.

Contingent liabilities and provision

Legal proceedings and other contingencies

In the ordinary course of its business, CIBC is a party to a number of legal proceedings, including regulatory investigations, in which claims for substantial monetary damages are asserted against CIBC and its subsidiaries. Legal provisions are established if, in the opinion of management, it is both probable that an outflow of economic benefits will be required to resolve the matter, and a reliable estimate can be made of the amount of the obligation. If the reliable estimate of probable loss involves a range of potential outcomes within which a specific amount within the range appears to be a better estimate, that amount is accrued. If no specific amount within the range of potential outcomes appears to be a better estimate than any other amount, the mid-point in the range is accrued. In some instances, however, it is not possible to determine whether an obligation is probable or to reliably estimate the amount of loss, in which case no accrual can be made.

While there is inherent difficulty in predicting the outcome of legal proceedings, based on current knowledge and in consultation with legal counsel, we do not expect the outcome of these matters, individually or in aggregate, to have a material adverse effect on our consolidated financial statements. However, the outcome of these matters, individually or in aggregate, may be material to our operating results for a particular reporting period. We regularly assess the adequacy of CIBC’s litigation accruals and make the necessary adjustments to incorporate new information as it becomes available.

CIBC considers losses to be reasonably possible when they are neither probable nor remote. It is reasonably possible that CIBC may incur losses in addition to the amounts recorded when the loss accrued is the mid-point of a range of reasonably possible losses, or the potential loss pertains to a matter in which an unfavourable outcome is reasonably possible but not probable.

A description of significant ongoing matters to which CIBC is a party can be found in Note 22 to the consolidated financial statements. The provisions disclosed in Note 22 include all of CIBC’s accruals for legal matters as at October 31, 2018, including amounts related to the significant legal proceedings described in that note and to other legal matters.

CIBC believes the estimate of the aggregate range of reasonably possible losses, in excess of the amounts accrued, for its significant legal proceedings, where it is possible to make such an estimate, is from nil to approximately $1.2 billion as at October 31, 2018. This estimated aggregate range of reasonably possible losses is based upon currently available information for those significant proceedings in which CIBC is involved, taking into account CIBC’s best estimate of such losses for those cases for which an estimate can be made. CIBC’s estimate involves significant judgment, given the varying stages of the proceedings and the existence of multiple defendants in many of such proceedings whose share of the liability has yet to be determined. The range does not include potential punitive damages and interest. The matters underlying the estimated range as at October 31, 2018, consist of the significant legal matters disclosed in Note 22 to the consolidated financial statements. The matters underlying the estimated range will change from time to time, and actual losses may vary significantly from the current estimate. For certain matters, CIBC does not believe that an estimate can currently be made as many of them are in preliminary stages and certain matters have no specific amount claimed. Consequently, these matters are not included in the range.

Post-employment and other long-term benefit plan assumptions

We sponsor a number of benefit plans to eligible employees, including registered and supplemental pension plans, and post-retirement medical and dental plans (other post-employment benefit plans). We also continue to sponsor a long-term disability income replacement plan and associated medical and dental benefits (collectively, other long-term benefit plans). The long-term disability plan was closed to new claims effective June 1, 2004.

The calculation of net defined benefit plan expense and obligations depends on various actuarial assumptions such as discount rates, health-care cost trend rates, turnover of employees, projected salary increases, retirement age, and mortality rates. The actuarial assumptions used for determining the net defined benefit expense for a fiscal year are set at the beginning of the annual reporting period, are reviewed in accordance with accepted actuarial practice and are approved by management.

CIBC 2018 ANNUAL REPORT	83

Management’s discussion and analysis

The discount rate assumption used in measuring the net defined benefit plan expense and obligations reflects market yields, as of the measurement date, on high quality debt instruments with a currency and term to maturity that match the currency and expected timing of benefit payments. Our discount rate is estimated by developing a yield curve based on high quality corporate bonds. While there is a deep market of high quality corporate bonds denominated in Canadian dollars with short and medium terms to maturity, there is not a deep market in bonds with terms to maturity that match the timing of all the expected benefit payments for all of our Canadian plans. As a result, for our Canadian pension, other post-employment and other long-term benefit plans, we estimate the yields of high quality corporate bonds with longer-term maturities by extrapolating current yields on bonds with short- and medium-term durations along the yield curve. Judgment is required in constructing the yield curve, and as a result, different methodologies applied in constructing the yield curve can give rise to different discount rates.

For further details of our annual pension and other post-employment expense and obligations, see Note 18 and Note 1 to the consolidated financial statements.

Accounting developments

Transition to IFRS 15

IFRS 15 “Revenue from Contracts with Customers” (IFRS 15) replaces prior guidance, including IAS 18 “Revenue” and IFRIC 13 “Customer Loyalty Programmes”. IFRS 15 is effective for annual periods beginning on or after January 1, 2018, which for us will be on November 1, 2018. IFRS 15 can be applied on a retrospective basis or using a modified retrospective approach. We plan to adopt IFRS 15 using the modified retrospective approach by recognizing the cumulative effect of initial application in opening November 1, 2018 retained earnings. Use of the modified retrospective approach will require us to provide additional disclosures in the year of adoption.

IFRS 15 excludes from its scope revenue related to financial instruments, lease contracts and insurance contracts. As a result, the majority of our revenue will not be impacted by the adoption of this standard, including net interest income.

The application of IFRS 15 is not expected to significantly impact our November 1, 2018 shareholder’s equity. We also do not expect a material impact to our consolidated financial statements going forward as a result of adopting this standard. See Note 31 to the consolidated financial statements for further details on the changes resulting from the adoption of IFRS 15.

Transition to IFRS 16

IFRS 16 “Leases” (IFRS 16) replaces IAS 17 “Leases”, and is effective for annual periods beginning on or after January 1, 2019, which for us will be on November 1, 2019. We have established a centrally-managed IFRS 16 transition program that includes stakeholders from our Finance, Corporate Services, and Technology and Operations groups to modify our policies, processes and systems so that we can comply with the new standard. IFRS 16 will result in on-balance sheet recognition for many leases that are considered operating leases under IAS 17, including our property leases, which will result in the gross-up of the balance sheet through the recognition of a right-of-use asset and a liability for the lease component of the future payments.

Transition to IFRS 17

IFRS 17 “Insurance Contracts” (IFRS 17) – issued in May 2017, replaces IFRS 4 “Insurance Contracts”, and was originally effective for annual periods beginning on or after January 1, 2021, which for us is on November 1, 2021. In November 2018, the IASB tentatively decided to defer the effective date from reporting periods beginning on or after January 1, 2021 to January 1, 2022. IFRS 17 provides comprehensive guidance on the recognition, measurement, presentation and disclosure of insurance contracts. In May 2018, OSFI issued a final advisory “IFRS 17 Transition and Progress Report Requirements for Federally Regulated Insurers”, which provides pre-transition and transition guidance, including prohibiting early adoption of IFRS 17 by federally regulated insurance subsidiaries. We continue to evaluate the impact of IFRS 17 on our consolidated financial statements.

Other regulatory developments

Reforms to interest rate benchmarks

Various interest rate and other indices that are deemed to be “benchmarks” (including the London Interbank Offered Rate (LIBOR)) are the subject of international regulatory guidance and proposals for reform. The U.K.’s Financial Conduct Authority announced in July 2017 that it would not compel banks to submit LIBOR rates after December 2021 and therefore this benchmark and others may be discontinued beyond that date.

These reform pressures may cause current benchmarks to disappear entirely, perform differently than in the past, create disincentives for market participants to continue to administer and contribute to certain benchmarks, or have other consequences which cannot be predicted.

Accordingly, this uncertainty in respect of relevant benchmarks may adversely affect the value of, return on, or trading market for contracts linked to any such benchmark. CIBC will continue to monitor developments in this area.

Review of sales practices

In 2017, the Financial Consumer Agency of Canada (FCAC) and OSFI announced that they were conducting an industry-wide review of the retail banking sales practices of Canadian financial institutions. The FCAC publicly released its industry report in March 2018. OSFI will not publicly release a report, but has publicly indicated that its findings are consistent with those of the FCAC.

For a discussion of other regulatory developments, see the “Taxes”, “Capital resources”, and “Management of risk” sections.

84	CIBC 2018 ANNUAL REPORT

Management’s discussion and analysis

Related-party transactions

We have various processes in place to ensure that the relevant related-party information is identified and reported to the CGC of the Board on a quarterly basis, as required by the Bank Act (Canada). The CGC has the responsibility for reviewing our policies and practices in identifying transactions with our related parties that may materially affect us, and reviewing the associated procedures for promoting compliance with the Bank Act (Canada).

In the ordinary course of business, we provide banking services and enter into transactions with related parties on terms similar to those offered to unrelated parties. Related parties include key management personnel(1), their close family members, and entities that they or their close family members control or jointly control. Related parties also include associates and joint ventures accounted for under the equity method, and post-employment benefit plans for CIBC employees. Loans to these related parties are made in the ordinary course of business and on substantially the same terms as for comparable transactions with unrelated parties. We offer a subsidy on annual fees and preferential interest rates on credit card balances to senior officers which is the same offer extended to all employees of CIBC. In addition, CIBC offers deferred share and other plans to non-employee directors, executives, and certain other key employees. Details of our compensation of key management personnel(1) and our investments in equity-accounted associates and joint ventures are disclosed in Notes 24, 17, 18 and 25 to the consolidated financial statements.

(1)

Key management personnel are defined as those persons having authority and responsibility for planning, directing and controlling the activities of CIBC directly or indirectly and comprise the members of the Board (referred to as directors), and ExCo and certain named officers per the Bank Act (Canada) (collectively referred to as senior officers). Board members who are also ExCo members are included as senior officers.

Policy on the Scope of Services of the Shareholders’ Auditors

The “Policy on the Scope of Services of the Shareholders’ Auditors” sets out the parameters for the engagement of the shareholders’ auditors by CIBC that are consistent with applicable law, including the U.S. Sarbanes-Oxley Act of 2002 and SEC rules. The policy requires the Audit Committee’s pre-approval of all work performed by the shareholders’ auditors and prohibits CIBC from engaging the shareholders’ auditors for “prohibited” services. The Audit Committee is also accountable for the oversight of the work of the shareholders’ auditors and for an annual assessment of the engagement team’s qualifications, performance and independence, including lead audit partner rotation. The Audit Committee is also responsible for conducting a periodic comprehensive review of the external auditor at least every five years. The Audit Committee’s oversight activities over the shareholders’ auditors are disclosed in our Management Proxy Circular.

Controls and procedures

Disclosure controls and procedures

CIBC’s management, with the participation of the President and Chief Executive Officer and the Chief Financial Officer, has evaluated the effectiveness of CIBC’s disclosure controls and procedures as at October 31, 2018 (as defined in the rules of the SEC and the Canadian Securities Administrators). Based on that evaluation, the President and Chief Executive Officer and the Chief Financial Officer have concluded that such disclosure controls and procedures were effective.

Management’s annual report on internal control over financial reporting

CIBC’s management is responsible for establishing and maintaining adequate internal control over financial reporting for CIBC.

Internal control over financial reporting is a process designed by, or under the supervision of, the President and Chief Executive Officer and the Chief Financial Officer and effected by the Board, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB. CIBC’s internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records, that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of CIBC; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS as issued by the IASB, and that receipts and expenditures of CIBC are being made only in accordance with authorizations of CIBC’s management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of CIBC’s assets that could have a material effect on the financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

CIBC’s management has used the Internal Control – Integrated Framework that was published in 2013 by the COSO as the basis to evaluate the effectiveness of CIBC’s internal control over financial reporting.

As at October 31, 2018, management assessed the effectiveness of CIBC’s internal control over financial reporting and concluded that such internal control was effective and that there were no material weaknesses in CIBC’s internal control over financial reporting that have been identified by management.

Ernst & Young LLP, the external auditors, have audited the consolidated financial statements of CIBC for the year ended October 31, 2018, and have also issued a report on internal control over financial reporting under standards of the Public Company Accounting Oversight Board (United States). This report is located on page 97 of this Annual Report.

Changes in internal control over financial reporting

There have been no changes in CIBC’s internal control over financial reporting during the year ended October 31, 2018 that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting. Changes to internal control over financial reporting as a result of the adoption of IFRS 9 were not material.

CIBC 2018 ANNUAL REPORT	85

Management’s discussion and analysis

Supplementary annual financial information

Average balance sheet, net interest income and margin

		Average balance			Interest			Average rate
	$ millions, for the year ended October 31	2018	2017	2016	2018	2017	2016	2018	2017	2016
	Domestic assets (1)
	Cash and deposits with banks	$5,541	$3,294	$2,186	$95	$31	$19	1.71%	0.94%	0.87%
	Securities (2)	58,854	57,923	56,133	1,434	1,390	1,443	2.44	2.40	2.57
	Securities borrowed or purchased under resale agreements	25,320	27,406	20,231	404	276	209	1.60	1.01	1.03
Loans	Residential mortgages	204,536	194,350	174,105	5,740	4,698	4,188	2.81	2.42	2.41
	Personal and credit card	52,314	49,901	47,537	3,731	3,378	3,260	7.13	6.77	6.86
	Business and government	54,298	48,060	40,812	1,824	1,429	1,346	3.36	2.97	3.30
	Total loans	311,148	292,311	262,454	11,295	9,505	8,794	3.63	3.25	3.35
	Other interest-bearing assets	2,041	1,024	1,067	12	5	8	0.59	0.49	0.75
	Derivative instruments	11,660	11,687	14,326	–	–	–	–	–	–
	Customers’ liability under acceptances	10,038	9,435	12,720	–	–	–	–	–	–
	Other non-interest-bearing assets	15,007	14,185	14,753	–	–	–	–	–	–
	Total domestic assets	439,609	417,265	383,870	13,240	11,207	10,473	3.01	2.69	2.73
	Foreign assets (1)
	Cash and deposits with banks	14,283	18,451	30,745	187	149	137	1.31	0.81	0.45
	Securities (2)	43,300	34,265	27,082	835	500	331	1.93	1.46	1.22
	Securities borrowed or purchased under resale agreements	29,719	19,228	19,386	649	219	120	2.18	1.14	0.62
Loans	Residential mortgages	3,401	2,711	2,426	176	140	131	5.17	5.16	5.40
	Personal and credit card	1,266	916	761	98	83	74	7.74	9.06	9.72
	Business and government	47,117	32,719	26,911	2,319	1,295	826	4.92	3.96	3.07
	Total loans	51,784	36,346	30,098	2,593	1,518	1,031	5.01	4.18	3.43
	Other interest-bearing assets	265	137	114	1	–	–	0.38	–	–
	Derivative instruments	12,387	12,646	14,669	–	–	–	–	–	–
	Other non-interest-bearing assets	7,094	4,027	3,176	–	–	–	–	–	–
	Total foreign assets	158,832	125,100	125,270	4,265	2,386	1,619	2.69	1.91	1.29
	Total assets	$598,441	$542,365	$509,140	$17,505	$13,593	$12,092	2.93%	2.51%	2.37%
	Domestic liabilities (1)
Deposits	Personal	$148,143	$143,640	$134,225	$1,299	$851	$858	0.88%	0.59%	0.64%
	Business and government	134,382	129,851	120,602	1,378	1,008	1,560	1.03	0.78	1.29
	Bank	2,188	2,256	2,246	26	13	9	1.19	0.58	0.40
	Secured borrowings	43,085	38,642	38,720	952	613	547	2.21	1.59	1.41
	Total deposits	327,798	314,389	295,793	3,655	2,485	2,974	1.12	0.79	1.01
	Derivative instruments	11,207	11,960	15,297	–	–	–	–	–	–
	Acceptances	10,039	9,436	12,719	–	–	–	–	–	–
	Obligations related to securities sold short	14,708	13,400	10,875	269	224	197	1.83	1.67	1.81
	Obligations related to securities lent or sold under repurchase agreements	13,699	9,178	8,575	329	130	96	2.40	1.42	1.12
	Other liabilities	13,754	11,782	10,494	(7)	(3)	3	(0.05)	(0.03)	0.03
	Subordinated indebtedness	3,645	3,088	2,912	170	138	133	4.66	4.47	4.57
	Total domestic liabilities	394,850	373,233	356,665	4,416	2,974	3,403	1.12	0.80	0.95
	Foreign liabilities (1)
Deposits	Personal	13,511	10,182	7,953	114	66	51	0.84	0.65	0.64
	Business and government	101,583	83,461	81,554	2,319	1,274	121	2.28	1.53	0.15
	Bank	12,543	16,105	13,771	152	128	69	1.21	0.79	0.50
	Total deposits	127,637	109,748	103,278	2,585	1,468	241	2.03	1.34	0.23
	Derivative instruments	11,905	12,942	15,662	–	–	–	–	–	–
	Obligations related to securities sold short	592	389	351	3	2	2	0.51	0.51	0.57
	Obligations related to securities lent or sold under repurchase agreements	27,364	17,125	8,554	407	124	31	1.49	0.72	0.36
	Other liabilities	2,420	1,810	1,916	25	44	45	1.03	2.43	2.35
	Subordinated indebtedness	151	194	235	4	4	4	2.65	2.06	1.70
	Total foreign liabilities	170,069	142,208	129,996	3,024	1,642	323	1.78	1.15	0.25
	Total liabilities	564,919	515,441	486,661	7,440	4,616	3,726	1.32	0.90	0.77
	Shareholders’ equity	33,336	26,726	22,275	–	–	–	–	–	–
	Non-controlling interests	186	198	204	–	–	–	–	–	–
	Total liabilities and equity	$598,441	$542,365	$509,140	$7,440	$4,616	$3,726	1.24%	0.85%	0.73%
	Net interest income and margin				$10,065	$8,977	$8,366	1.68%	1.66%	1.64%
	Additional disclosures: Non-interest-bearing deposit liabilities
	Domestic	$47,879	$45,691	$40,843
	Foreign	14,311	9,159	5,605

(1)	Classification as domestic or foreign is based on domicile of debtor or customer.
(2)	Securities balances have been aggregated in the current year, with prior periods amended to reflect this presentation.

86	CIBC 2018 ANNUAL REPORT

Management’s discussion and analysis

Volume/rate analysis of changes in net interest income

$ millions		2018/2017			2017/2016
		Increase (decrease) due to change in:			Increase (decrease) due to change in:
		Average balance	Average rate	Total	Average balance	Average rate	Total
	Domestic assets (1)
	Cash and deposits with banks	$21	$43	$64	$10	$2	$12
	Securities (2)	22	22	44	46	(99)	(53)
	Securities borrowed or purchased under resale agreements	(21)	149	128	74	(7)	67
Loans	Residential mortgages	246	796	1,042	487	23	510
	Personal and credit card	163	190	353	162	(44)	118
	Business and government	185	210	395	239	(156)	83
	Total loans	594	1,196	1,790	888	(177)	711
	Other interest-bearing assets	5	2	7	–	(3)	(3)
	Change in domestic interest income	621	1,412	2,033	1,018	(284)	734
	Foreign assets (1)
	Cash and deposits with banks	(34)	72	38	(55)	67	12
	Securities (2)	132	203	335	88	81	169
	Securities borrowed or purchased under resale agreements	119	311	430	(1)	100	99
Loans	Residential mortgages	36	–	36	15	(6)	9
	Personal and credit card	32	(17)	15	15	(6)	9
	Business and government	570	454	1,024	178	291	469
	Total loans	638	437	1,075	208	279	487
	Other interest-bearing assets	–	1	1	–	–	–
	Change in foreign interest income	855	1,024	1,879	240	527	767
	Total change in interest income	$1,476	$2,436	$3,912	$1,258	$243	$1,501
	Domestic liabilities (1)
Deposits	Personal	$27	$421	$448	$60	$(67)	$(7)
	Business and government	35	335	370	120	(672)	(552)
	Bank	–	13	13	–	4	4
	Secured borrowings	70	269	339	(1)	67	66
	Total deposits	132	1,038	1,170	179	(668)	(489)
	Obligations related to securities sold short	22	23	45	46	(19)	27
	Obligations related to securities lent or sold under repurchase agreements	64	135	199	7	27	34
	Other liabilities	(1)	(3)	(4)	–	(6)	(6)
	Subordinated indebtedness	25	7	32	8	(3)	5
	Change in domestic interest expense	242	1,200	1,442	240	(669)	(429)
	Foreign liabilities (1)
Deposits	Personal	22	26	48	14	1	15
	Business and government	277	768	1,045	3	1,150	1,153
	Bank	(28)	52	24	12	47	59
	Total deposits	271	846	1,117	29	1,198	1,227
	Obligations related to securities sold short	1	–	1	–	–	–
	Obligations related to securities lent or sold under repurchase agreements	74	209	283	31	62	93
	Other liabilities	15	(34)	(19)	(2)	1	(1)
	Subordinated indebtedness	(1)	1	–	(1)	1	–
	Change in foreign interest expense	360	1,022	1,382	57	1,262	1,319
	Total change in interest expense	$602	$2,222	$2,824	$297	$593	$890
	Change in total net interest income	$874	$214	$1,088	$961	$(350)	$611

(1)	Classification as domestic or foreign is based on domicile of debtor or customer.
(2)	Securities balances have been aggregated in the current year, with prior periods amended to reflect this presentation.

CIBC 2018 ANNUAL REPORT	87

Management’s discussion and analysis

Analysis of net loans and acceptances

	Canada (1)					U.S. (1)
$ millions, as at October 31	2018	2017	2016	2015	2014	2018	2017	2016	2015	2014
Residential mortgages	$203,930	$203,787	$184,610	$166,616	$155,198	$1,152	$902	$–	$–	$1
Student	33	50	73	110	151	–	–	–	–	–
Personal	41,473	39,483	36,896	35,412	34,342	356	326	56	51	94
Credit card	12,060	11,805	11,755	11,279	11,078	36	35	36	37	40
Total net consumer loans	257,496	255,125	233,334	213,417	200,769	1,544	1,263	92	88	135
Non-residential mortgages	6,426	6,481	6,734	7,120	6,947	39	95	103	333	240
Financial institutions	6,885	5,403	4,831	4,137	2,640	5,529	3,248	2,100	667	659
Retail and wholesale	5,219	4,496	4,044	3,667	3,515	1,914	1,812	290	310	257
Business services	7,018	6,237	5,312	5,011	4,728	3,840	3,567	1,215	814	418
Manufacturing – capital goods	2,318	1,912	1,663	1,505	1,308	2,143	1,559	128	181	221
Manufacturing – consumer goods	3,294	3,019	2,663	2,626	2,329	695	702	28	22	14
Real estate and construction	16,297	13,293	11,684	8,644	7,201	14,571	13,761	8,554	7,206	6,394
Agriculture	6,011	5,558	5,364	4,828	4,263	79	107	44	50	6
Oil and gas	5,064	4,762	4,532	4,138	3,633	2,375	2,198	1,951	1,469	1,276
Mining	824	668	722	761	602	60	87	242	305	266
Forest products	446	464	465	566	470	215	209	4	11	41
Hardware and software	575	539	267	280	339	1,082	883	165	167	118
Telecommunications and cable	275	281	444	510	514	887	756	30	44	26
Publishing, printing, and broadcasting	527	291	333	244	208	102	117	–	–	5
Transportation	1,880	1,818	1,630	1,449	1,033	893	602	288	183	221
Utilities	2,291	1,927	1,663	1,621	1,282	1,226	1,445	1,237	845	804
Education, health and social services	2,870	2,937	2,826	2,128	2,017	3,028	3,099	–	–	–
Governments	954	869	728	541	578	92	7	–	–	–
Others	–	–	–	–	–	–	12	17	69	165
Stage 1 and 2 allowance for credit losses (2017 and prior: Collective allowance allocated to business and government loans) (2)	(98)	(195)	(215)	(218)	(192)	(108)	(83)	(58)	(50)	(43)
Total net business and government loans, including acceptances	69,076	60,760	55,690	49,558	43,415	38,662	34,183	16,338	12,626	11,088
Total net loans and acceptances	$326,572	$315,885	$289,024	$262,975	$244,184	$40,206	$35,446	$16,430	$12,714	$11,223

(1)	Classification by country is based on domicile of debtor or customer.
(2)	Stage 3 allowance for credit losses (2017 and prior: individual allowance) is allocated to business and government loans, including acceptances, by category above.

Analysis of net loans and acceptances (continued)

	Other (1)					Total
$ millions, as at October 31	2018	2017	2016	2015	2014	2018	2017	2016	2015	2014
Residential mortgages	$2,453	$2,379	$2,467	$2,406	$2,118	$207,535	$207,068	$187,077	$169,022	$157,317
Student	–	–	–	–	1	33	50	73	110	152
Personal	715	583	519	476	410	42,544	40,392	37,471	35,939	34,846
Credit card	159	152	155	150	125	12,255	11,992	11,946	11,466	11,243
Total net consumer loans	3,327	3,114	3,141	3,032	2,654	262,367	259,502	236,567	216,537	203,558
Non-residential mortgages	266	218	232	245	228	6,731	6,794	7,069	7,698	7,415
Financial institutions	2,043	841	1,723	3,291	2,155	14,457	9,492	8,654	8,095	5,454
Retail and wholesale	438	435	561	548	499	7,571	6,743	4,895	4,525	4,271
Business services	1,675	1,736	1,266	1,370	1,098	12,533	11,540	7,793	7,195	6,244
Manufacturing – capital goods	125	432	234	293	248	4,586	3,903	2,025	1,979	1,777
Manufacturing – consumer goods	92	111	114	119	88	4,081	3,832	2,805	2,767	2,431
Real estate and construction	1,624	1,325	1,391	1,124	890	32,492	28,379	21,629	16,974	14,485
Agriculture	25	22	24	40	37	6,115	5,687	5,432	4,918	4,306
Oil and gas	440	555	268	324	321	7,879	7,515	6,751	5,931	5,230
Mining	710	784	928	446	384	1,594	1,539	1,892	1,512	1,252
Forest products	–	–	–	–	38	661	673	469	577	549
Hardware and software	–	20	–	12	14	1,657	1,442	432	459	471
Telecommunications and cable	208	301	359	388	162	1,370	1,338	833	942	702
Publishing, printing, and broadcasting	85	89	87	79	89	714	497	420	323	302
Transportation	1,642	1,847	1,326	899	803	4,415	4,267	3,244	2,531	2,057
Utilities	647	779	532	785	631	4,164	4,151	3,432	3,251	2,717
Education, health and social services	28	29	32	32	26	5,926	6,065	2,858	2,160	2,043
Governments	1,598	1,662	1,874	1,611	1,079	2,644	2,538	2,602	2,152	1,657
Others	–	–	300	711	1,431	–	12	317	780	1,596
Stage 1 and 2 allowance for credit losses (2017 and prior: Collective allowance allocated to business and government loans) (2)	(90)	(73)	(65)	(57)	(42)	(296)	(351)	(338)	(325)	(277)
Total net business and government loans, including acceptances	11,556	11,113	11,186	12,260	10,179	119,294	106,056	83,214	74,444	64,682
Total net loans and acceptances	$14,883	$14,227	$14,327	$15,292	$12,833	$381,661	$365,558	$319,781	$290,981	$268,240

(1)	Classification by country is based on domicile of debtor or customer.
(2)	Stage 3 allowance for credit losses (2017 and prior: individual allowance) is allocated to business and government loans, including acceptances, by category above.

88	CIBC 2018 ANNUAL REPORT

Management’s discussion and analysis

Summary of allowance for credit losses

$ millions, as at or for the year ended October 31	2018 (1)	2017	2016	2015	2014
Balance at beginning of year	$1,737	$1,813	$1,762	$1,736	$1,758
Impact of adopting IFRS 9 at November 1, 2017	63	n/a	n/a	n/a	n/a
Balance at beginning of year under IFRS 9	1,800	n/a	n/a	n/a	n/a
Provision for credit losses	870	829	1,051	771	937
Write-offs
Domestic (2)
Residential mortgages	19	21	13	14	19
Student	–	–	–	1	3
Personal and credit card	866	869	842	781	857
Other business and government	37	51	116	42	63
Foreign (2)
Residential mortgages	35	17	21	18	8
Personal and credit card	14	19	18	16	16
Other business and government	79	80	143	132	92
Total write-offs	1,050	1,057	1,153	1,004	1,058
Recoveries
Domestic (2)
Personal and credit card	174	168	163	171	177
Other business and government	6	15	8	8	11
Foreign (2)
Personal and credit card	4	5	6	5	2
Other business and government	6	5	6	2	2
Total recoveries	190	193	183	186	192
Net write-offs	860	864	970	818	866
Interest income on impaired loans	(23)	(26)	(29)	(23)	(30)
Foreign exchange and other	(46)	(15)	(1)	96	(63)
Balance at end of year	$1,741	$1,737	$1,813	$1,762	$1,736
Comprises:
Loans	$1,639	$1,618	$1,691	$1,670	$1,660
Undrawn credit facilities	102	119	122	92	76
Ratio of net write-offs during the year to average loans outstanding during the year	0.24%	0.26%	0.33%	0.30%	0.35%

(1)

Effective November 1, 2017, all loans that are contractually 90 days in arrears are automatically classified as impaired and as stage 3 under IFRS 9, except for credit card loans which are classified as impaired and are fully written off when payments are contractually 180 days in arrears or at the earlier of the notice of bankruptcy, settlement proposal, or enlistment of credit counselling services. The determination of impairment was generally the same under IAS 39, except (i) residential mortgages guaranteed or insured by a Canadian government (federal or provincial) or a Canadian government agency were not classified as impaired until payments were contractually 365 days in arrears, and (ii) residential mortgages guaranteed or insured by a private insurer, or loans that were fully secured and in the process of collection were not classified as impaired until payments were contractually 180 days in arrears.

(2)	Classification as domestic or foreign is based on domicile of debtor or customer.
n/a	Not applicable.

Allowance for credit losses on impaired loans as a percentage of gross impaired loans

	Allowance for credit losses (1)					Allowance as a % of gross impaired loans
$ millions, as at October 31	2018 (1)	2017 (2)	2016 (2)	2015 (2)	2014 (2)	2018 (1)	2017 (2)	2016 (2)	2015 (2)	2014 (2)
Domestic (3)
Residential mortgages	$54	$22	$20	$21	$22	10.9%	7.5%	8.0%	9.3%	10.2%
Personal loans	79	110	105	99	96	57.7	94.8	85.4	91.7	80.0
Business and government	56	43	63	77	38	41.5	41.7	30.9	42.8	60.3
Total domestic	189	175	188	197	156	24.6	34.2	32.5	38.4	39.1
Foreign (3)
Residential mortgages	89	123	148	167	146	49.4	55.7	56.3	48.0	45.9
Personal loans	30	31	40	46	43	66.7	56.4	57.1	58.2	53.8
Business and government	174	148	196	236	299	35.8	28.3	26.2	49.3	46.9
Total foreign	293	302	384	449	488	41.2	37.8	35.6	49.6	47.1
Total allowance	$482	$477	$572	$646	$644	32.6%	36.4%	34.5%	45.5%	44.9%

(1)

Effective November 1, 2017, all loans that are contractually 90 days in arrears are automatically classified as impaired and as stage 3 under IFRS 9, except for credit card loans which are classified as impaired and are fully written off when payments are contractually 180 days in arrears or at the earlier of the notice of bankruptcy, settlement proposal, or enlistment of credit counselling services. The determination of impairment was generally the same under IAS 39, except (i) residential mortgages guaranteed or insured by a Canadian government (federal or provincial) or a Canadian government agency were not classified as impaired until payments were contractually 365 days in arrears, and (ii) residential mortgages guaranteed or insured by a private insurer, or loans that were fully secured and in the process of collection were not classified as impaired until payments were contractually 180 days in arrears.

(2)	Under IAS 39, comprises individual allowance, and collective allowance related to personal, scored small business, and mortgage impaired loans that are greater than 90 days delinquent.
(3)	Classification as domestic or foreign is based on domicile of debtor or customer.

CIBC 2018 ANNUAL REPORT	89

Management’s discussion and analysis

Allowance on performing loans as a percentage of net loans and acceptances

	Allowance for credit losses (1)					Allowance as a % of net loans and acceptances
$ millions, as at October 31	2018 (2)	2017	2016	2015	2014	2018 (2)	2017	2016	2015	2014
Domestic (3)
Residential mortgages	$29	$34	$30	$26	$21	–%	–%	–%	–%	–%
Personal loans	362	345	345	316	315	0.9	0.9	0.9	0.9	0.9
Credit cards	415	383	383	334	384	3.4	3.2	3.3	3.0	3.5
Business and government	98	187	205	208	183	0.1	0.3	0.4	0.4	0.4
Total domestic	904	949	963	884	903	0.3	0.3	0.3	0.3	0.4
Foreign (3)
Residential mortgages	42	24	23	22	20	1.2	0.7	0.9	0.9	0.9
Personal loans	10	9	7	7	6	0.9	1.0	1.2	1.3	1.2
Credit cards	3	3	3	4	2	1.5	1.6	1.6	2.1	1.2
Business and government	198	156	123	107	85	0.4	0.3	0.4	0.4	0.4
Total foreign	253	192	156	140	113	0.5	0.4	0.5	0.5	0.5
Total stage 1 and 2 allowance (2017 and prior: total allowance	$1,157	$1,141	$1,119	$1,024	$1,016	0.3%	0.3%	0.3%	0.4%	0.4%

(1)	Excludes allowance on undrawn credit facilities.
(2)

Effective November 1, 2017, all loans that are contractually 90 days in arrears are automatically classified as impaired and as stage 3 under IFRS 9, except for credit card loans which are classified as impaired and are fully written off when payments are contractually 180 days in arrears or at the earlier of the notice of bankruptcy, settlement proposal, or enlistment of credit counselling services. The determination of impairment was generally the same under IAS 39, except (i) residential mortgages guaranteed or insured by a Canadian government (federal or provincial) or a Canadian government agency were not classified as impaired until payments were contractually 365 days in arrears, and (ii) residential mortgages guaranteed or insured by a private insurer, or loans that were fully secured and in the process of collection were not classified as impaired until payments were contractually 180 days in arrears.

(3)	Classification as domestic or foreign is based on domicile of debtor or customer.

Net loans and acceptances by geographic location(1)

$ millions, as at October 31	2018		2017		2016		2015		2014
Canada
Atlantic provinces	$14,036		$14,194		$14,006		$13,598		$13,307
Quebec	28,598		27,027		25,471		23,093		21,802
Ontario	165,592		157,987		139,254		125,584		114,940
Prairie provinces	13,947		13,746		13,341		12,877		12,136
Alberta, Northwest Territories and Nunavut	44,896		44,354		43,308		41,197		38,859
British Columbia and Yukon	60,407		59,479		54,567		47,478		44,012
Stage 1 and 2 allowance (2017 and prior: collective allowance) allocated to Canada	(904	) (2)	(902	) (3)	(923	) (3)	(852	) (3)	(872	) (3)
Total Canada	326,572		315,885		289,024		262,975		244,184
U.S.	40,206		35,446		16,430		12,714		11,223
Other countries	14,883		14,227		14,327		15,292		12,833
Total net loans and acceptances	$381,661		$365,558		$319,781		$290,981		$268,240

(1)	Classification by country is based on domicile of debtor or customer.
(2)	Stage 3 allowance for credit losses (2017 and prior: individual allowance) is allocated to provinces above, including acceptances.
(3)

Under IAS 39, relates to collective allowance, except for: (i) residential mortgages greater than 90 days delinquent; and (ii) personal loans and scored small business loans greater than 30 days delinquent.

90	CIBC 2018 ANNUAL REPORT

Management’s discussion and analysis

Net impaired loans

	Canada (1)					U.S. (1)
$ millions, as at October 31	2018 (2)	2017	2016	2015	2014	2018 (2)	2017	2016	2015	2014
Gross impaired loans
Residential mortgages	$497	$292	$251	$225	$216	$13	$9	$–	$–	$–
Student	2	2	3	5	7	–	–	–	–	–
Personal	135	114	120	103	113	2	2	–	–	1
Total gross impaired consumer loans	634	408	374	333	336	15	11	–	–	1
Non-residential mortgages	3	7	4	4	4	–	–	–	–	–
Financial institutions	5	–	1	–	1	65	8	–	–	–
Retail, wholesale and business services	62	38	23	26	31	44	52	5	–	–
Manufacturing – consumer and capital goods	7	6	19	8	4	14	1	–	–	–
Real estate and construction	39	33	23	9	10	75	137	62	94	135
Agriculture	8	9	4	1	2	–	–	–	–	–
Resource-based industries	1	2	121	126	4	54	114	248	1	–
Telecommunications, media and technology	2	3	4	2	4	2	2	–	–	–
Transportation	3	2	1	1	1	1	–	–	–	–
Utilities	–	–	–	–	–	–	–	–	10	20
Other	5	3	4	3	2	71	45	–	–	–
Total gross impaired – business and government loans	135	103	204	180	63	326	359	315	105	155
Total gross impaired loans	769	511	578	513	399	341	370	315	105	156
Other past due loans (3)	100	337	362	337	342	–	–	–	–	–
Total gross impaired and other past due loans	$869	$848	$940	$850	$741	$341	$370	$315	$105	$156
Allowance for credit losses
Residential mortgages	$54	$22	$20	$21	$22	$2	$–	$–	$–	$–
Student	–	–	–	–	–	–	–	–	–	–
Personal	79	110	105	99	96	–	–	–	–	1
Total allowance – consumer loans	133	132	125	120	118	2	–	–	–	1
Non-residential mortgages	–	2	2	1	1	–	–	–	–	–
Financial institutions	–	–	–	–	–	14	–	–	–	–
Retail, wholesale and business services	26	18	16	19	20	27	16	4	–	–
Manufacturing – consumer and capital goods	4	5	7	6	3	1	–	–	–	–
Real estate and construction	15	9	10	7	7	29	41	20	27	47
Agriculture	4	–	1	–	–	–	–	–	–	–
Resource-based industries	1	2	21	39	2	5	8	8	–	–
Telecommunications, media and technology	1	2	3	2	3	–	–	–	–	–
Transportation	2	2	1	1	1	–	–	–	–	–
Utilities	–	–	–	–	–	–	–	–	6	13
Other	3	3	2	2	1	12	–	–	–	–
Total allowance – business and government loans	56	43	63	77	38	88	65	32	33	60
Total allowance	$189	$175	$188	$197	$156	$90	$65	$32	$33	$61
Net impaired loans
Residential mortgages	$443	$270	$231	$204	$194	$11	$9	$–	$–	$–
Student	2	2	3	5	7	–	–	–	–	–
Personal	56	4	15	4	17	2	2	–	–	–
Total net impaired consumer loans	501	276	249	213	218	13	11	–	–	–
Non-residential mortgages	3	5	2	3	3	–	–	–	–	–
Financial institutions	5	–	1	–	1	51	8	–	–	–
Retail, wholesale and business services	36	20	7	7	11	17	36	1	–	–
Manufacturing – consumer and capital goods	3	1	12	2	1	13	1	–	–	–
Real estate and construction	24	24	13	2	3	46	96	42	67	88
Agriculture	4	9	3	1	2	–	–	–	–	–
Resource-based industries	–	–	100	87	2	49	106	240	1	–
Telecommunications, media and technology	1	1	1	–	1	2	2	–	–	–
Transportation	1	–	–	–	–	1	–	–	–	–
Utilities	–	–	–	–	–	–	–	–	4	7
Other	2	–	2	1	1	59	45	–	–	–
Total net impaired – business and government loans	79	60	141	103	25	238	294	283	72	95
Total net impaired loans	$580	$336	$390	$316	$243	$251	$305	$283	$72	$95

(1)	Classification by country is based on domicile of debtor or customer.
(2)

Effective November 1, 2017, all loans that are contractually 90 days in arrears are automatically classified as impaired and as stage 3 under IFRS 9, except for credit card loans which are classified as impaired and are fully written off when payments are contractually 180 days in arrears or at the earlier of the notice of bankruptcy, settlement proposal, or enlistment of credit counselling services. The determination of impairment was generally the same under IAS 39, except (i) residential mortgages guaranteed or insured by a Canadian government (federal or provincial) or a Canadian government agency were not classified as impaired until payments were contractually 365 days in arrears, and (ii) residential mortgages guaranteed or insured by a private insurer, or loans that were fully secured and in the process of collection were not classified as impaired until payments were contractually 180 days in arrears.

(3)	Represents loans where repayment of principal or payment of interest is contractually in arrears between 90 and 180 days.

CIBC 2018 ANNUAL REPORT	91

Management’s discussion and analysis

Net impaired loans (continued)

	Other (1)					Total
$ millions, as at October 31	2018 (2)	2017	2016	2015	2014	2018 (2)	2017	2016	2015	2014
Gross impaired loans
Residential mortgages	$167	$212	$263	$348	$318	$677	$513	$514	$573	$534
Student	–	–	–	–	–	2	2	3	5	7
Personal	43	53	70	79	79	180	169	190	182	193
Total gross impaired consumer loans	210	265	333	427	397	859	684	707	760	734
Non-residential mortgages	15	17	17	34	60	18	24	21	38	64
Financial institutions	1	2	3	5	5	71	10	4	5	6
Retail, wholesale and business services	52	57	94	141	168	158	147	122	167	199
Manufacturing – consumer and capital goods	4	5	210	47	44	25	12	229	55	48
Real estate and construction	72	78	104	139	184	186	248	189	242	329
Agriculture	1	1	1	3	6	9	10	5	4	8
Resource-based industries	–	–	–	2	1	55	116	369	129	5
Telecommunications, media and technology	–	–	–	–	5	4	5	4	2	9
Transportation	3	4	2	2	8	7	6	3	3	9
Utilities	–	–	–	1	1	–	–	–	11	21
Other	12	–	1	–	–	88	48	5	3	2
Total gross impaired – business and government loans	160	164	432	374	482	621	626	951	659	700
Total gross impaired loans	370	429	765	801	879	1,480	1,310	1,658	1,419	1,434
Other past due loans (3)	3	3	3	3	8	103	340	365	340	350
Total gross impaired and other past due loans	$373	$432	$768	$804	$887	$1,583	$1,650	$2,023	$1,759	$1,784
Allowance for credit losses
Residential mortgages	$87	$123	$148	$167	$146	$143	$145	$168	$188	$168
Student	–	–	–	–	–	–	–	–	–	–
Personal	30	31	40	46	42	109	141	145	145	139
Total allowance – consumer loans	117	154	188	213	188	252	286	313	333	307
Non-residential mortgages	7	9	12	17	31	7	11	14	18	32
Financial institutions	1	–	2	3	3	15	–	2	3	3
Retail, wholesale and business services	28	29	48	65	67	81	63	68	84	87
Manufacturing – consumer and capital goods	3	3	45	43	42	8	8	52	49	45
Real estate and construction	39	39	54	68	91	83	89	84	102	145
Agriculture	1	1	1	3	4	5	1	2	3	4
Resource-based industries	–	–	–	1	–	6	10	29	40	2
Telecommunications, media and technology	–	–	–	–	–	1	2	3	2	3
Transportation	2	2	2	2	–	4	4	3	3	1
Utilities	–	–	–	1	1	–	–	–	7	14
Other	5	–	–	–	–	20	3	2	2	1
Total allowance – business and government loans	86	83	164	203	239	230	191	259	313	337
Total allowance	$203	$237	$352	$416	$427	$482	$477	$572	$646	$644
Net impaired loans
Residential mortgages	$80	$89	$115	$181	$172	$534	$368	$346	$385	$366
Student	–	–	–	–	–	2	2	3	5	7
Personal	13	22	30	33	37	71	28	45	37	54
Total net impaired consumer loans	93	111	145	214	209	607	398	394	427	427
Non-residential mortgages	8	8	5	17	29	11	13	7	20	32
Financial institutions	–	2	1	2	2	56	10	2	2	3
Retail, wholesale and business services	24	28	46	76	101	77	84	54	83	112
Manufacturing – consumer and capital goods	1	2	165	4	2	17	4	177	6	3
Real estate and construction	33	39	50	71	93	103	159	105	140	184
Agriculture	–	–	–	–	2	4	9	3	1	4
Resource-based industries	–	–	–	1	1	49	106	340	89	3
Telecommunications, media and technology	–	–	–	–	5	3	3	1	–	6
Transportation	1	2	–	–	8	3	2	–	–	8
Utilities	–	–	–	–	–	–	–	–	4	7
Other	7	–	1	–	–	68	45	3	1	1
Total net impaired – business and government loans	74	81	268	171	243	391	435	692	346	363
Total net impaired loans	$167	$192	$413	$385	$452	$998	$833	$1,086	$773	$790

(1)	Classification by country is based on domicile of debtor or customer.
(2)

Effective November 1, 2017, all loans that are contractually 90 days in arrears are automatically classified as impaired and as stage 3 under IFRS 9, except for credit card loans which are classified as impaired and are fully written off when payments are contractually 180 days in arrears or at the earlier of the notice of bankruptcy, settlement proposal, or enlistment of credit counselling services. The determination of impairment was generally the same under IAS 39, except (i) residential mortgages guaranteed or insured by a Canadian government (federal or provincial) or a Canadian government agency were not classified as impaired until payments were contractually 365 days in arrears, and (ii) residential mortgages guaranteed or insured by a private insurer, or loans that were fully secured and in the process of collection were not classified as impaired until payments were contractually 180 days in arrears.

(3)	Represents loans where repayment of principal or payment of interest is contractually in arrears between 90 and 180 days.

92	CIBC 2018 ANNUAL REPORT

Management’s discussion and analysis

Deposits

	Average balance			Interest			Rate
$ millions, for the year ended October 31	2018	2017	2016	2018	2017	2016	2018	2017	2016
Deposits in domestic bank offices (1)
Payable on demand
Personal	$10,216	$10,567	$9,965	$15	$13	$12	0.15%	0.12%	0.12%
Business and government	42,784	41,607	37,572	432	228	138	1.01	0.55	0.37
Bank	4,632	4,419	2,943	1	1	–	0.02	0.02	–
Payable after notice
Personal	98,054	95,035	87,057	644	429	363	0.66	0.45	0.42
Business and government	38,621	34,510	28,873	606	332	240	1.57	0.96	0.83
Bank	415	359	174	6	4	2	1.45	1.11	1.15
Payable on a fixed date
Personal	43,561	41,688	40,414	676	434	505	1.55	1.04	1.25
Business and government	76,674	72,260	58,618	1,442	1,040	845	1.88	1.44	1.44
Bank	1,625	1,681	1,816	27	12	10	1.66	0.71	0.55
Secured borrowings	43,085	38,642	38,720	952	613	547	2.21	1.59	1.41
Total domestic	359,667	340,768	306,152	4,801	3,106	2,662	1.33	0.91	0.87
Deposits in foreign bank offices
Payable on demand
Personal	1,693	1,120	818	1	1	1	0.06	0.09	0.12
Business and government	14,149	7,697	4,261	33	8	3	0.23	0.10	0.07
Bank	10	5	3	–	–	–	–	–	–
Payable after notice
Personal	5,239	3,487	2,551	39	22	20	0.74	0.63	0.78
Business and government	7,740	2,857	801	96	18	1	1.24	0.63	0.12
Payable on a fixed date
Personal	2,891	1,925	1,373	38	18	8	1.31	0.94	0.58
Business and government	55,997	54,381	72,031	1,088	656	454	1.94	1.21	0.63
Bank	8,049	11,897	11,081	144	124	66	1.79	1.04	0.60
Secured borrowings	–	–	–	–	–	–	–	–	–
Total foreign	95,768	83,369	92,919	1,439	847	553	1.50	1.02	0.60
Total deposits	$455,435	$424,137	$399,071	$6,240	$3,953	$3,215	1.37%	0.93%	0.81%

(1)	Deposits by foreign depositors in our domestic bank offices amounted to $32.3 billion (2017: $26.8 billion; 2016: $10.6 billion).

Short-term borrowings

$ millions, as at or for the year ended October 31	2018	2017	2016
Amounts outstanding at end of year
Obligations related to securities sold short	$13,782	$13,713	$10,338
Obligations related to securities lent or sold under repurchase agreements	33,571	29,995	14,212
Total short-term borrowings	$47,353	$43,708	$24,550
Obligations related to securities sold short
Average balance	$15,300	$13,789	$11,226
Maximum month-end balance	17,162	15,211	13,029
Average interest rate	1.78%	1.64%	1.77%
Obligations related to securities lent or sold under repurchase agreements
Average balance	$41,063	$26,303	$17,129
Maximum month-end balance	45,343	33,261	24,513
Average interest rate	1.79%	0.97%	0.74%

Fees paid to the shareholders’ auditors

$ millions, for the year ended October 31	2018	2017	2016
Audit fees (1)	$26.0	$21.1	$16.4
Audit-related fees (2)	2.5	2.6	2.2
Tax fees (3)	2.4	1.1	0.3
All other fees (4)	0.1	0.1	–
Total	$31.0	$24.9	$18.9

(1)

For the audit of CIBC’s annual financial statements and services normally provided by the principal auditor in connection with CIBC’s statutory and regulatory filings. Audit fees also include the audit of internal controls over financial reporting under standards of the Public Company Accounting Oversight Board (United States).

(2)

For the assurance and related services that are reasonably related to the performance of the audit or review of CIBC’s financial statements, including various agreed upon procedures and translation of financial reports.

(3)	For tax compliance and advisory services.
(4)	Includes fees for non-audit services.

CIBC 2018 ANNUAL REPORT	93

Consolidated financial statements

Consolidated financial statements

95	Financial reporting responsibility
96	Report of independent registered public accounting firm
98	Consolidated balance sheet
99	Consolidated statement of income
100	Consolidated statement of comprehensive income
101	Consolidated statement of changes in equity
102	Consolidated statement of cash flows
103	Notes to the consolidated financial statements

Details of the notes to the consolidated financial statements

103	Note 1	–	Basis of preparation and summary of significant accounting policies
117	Note 2	–	Fair value measurement
125	Note 3	–	Significant transactions
127	Note 4	–	Securities
129	Note 5	–	Loans
136	Note 6	–	Structured entities and derecognition of financial assets
139	Note 7	–	Land, buildings and equipment
140	Note 8	–	Goodwill, software and other intangible assets
142	Note 9	–	Other assets
142	Note 10	–	Deposits
142	Note 11	–	Other liabilities
143	Note 12	–	Derivative instruments
147	Note 13	–	Designated accounting hedges
150	Note 14	–	Subordinated indebtedness
151	Note 15	–	Common and preferred share capital
154	Note 16	–	Capital Trust securities

155	Note 17	–	Share-based payments
157	Note 18	–	Post-employment benefits
162	Note 19	–	Income taxes
164	Note 20	–	Earnings per share
165	Note 21	–	Commitments, guarantees and pledged assets
167	Note 22	–	Contingent liabilities and provision
170	Note 23	–	Concentration of credit risk
171	Note 24	–	Related-party transactions
172	Note 25	–	Investments in equity-accounted associates and joint ventures
173	Note 26	–	Significant subsidiaries
174	Note 27	–	Financial instruments – disclosures
175	Note 28	–	Offsetting financial assets and liabilities
176	Note 29	–	Interest income and expense
177	Note 30	–	Segmented and geographic information
180	Note 31	–	Future accounting policy changes

94	CIBC 2018 ANNUAL REPORT

Consolidated financial statements

Financial reporting responsibility

Management of Canadian Imperial Bank of Commerce (CIBC) is responsible for the preparation, presentation, accuracy and reliability of the Annual Report, which includes the consolidated financial statements and management’s discussion and analysis (MD&A). The consolidated financial statements have been prepared in accordance with Section 308(4) of the Bank Act (Canada), which requires that the financial statements be prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. The MD&A has been prepared in accordance with the requirements of applicable securities laws.

The consolidated financial statements and MD&A contain items that reflect the best estimates and judgments of the expected effects of current events and transactions with appropriate consideration to materiality. Financial information appearing throughout the Annual Report is consistent with the consolidated financial statements.

Management has developed and maintains effective systems, controls and procedures to ensure that information used internally and disclosed externally is reliable and timely. During the past year, we have continued to improve, document and test the design and operating effectiveness of internal control over financial reporting. The results of our work have been subjected to audit by the shareholders’ auditors. Management has assessed the effectiveness of CIBC’s internal control over financial reporting as at year-end using the Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework). Based upon this assessment, we have determined that internal control over financial reporting is effective in all material respects and CIBC is in compliance with the requirements set by the U.S. Securities and Exchange Commission (SEC) under the U.S. Sarbanes-Oxley Act.

CIBC’s Chief Executive Officer and Chief Financial Officer have certified CIBC’s annual filings with the SEC under the U.S. Sarbanes-Oxley Act and with the Canadian Securities Administrators under Canadian securities laws.

The Internal Audit department reviews and reports on the effectiveness of CIBC’s internal control, risk management and governance systems and processes, including accounting and financial controls, in accordance with the audit plan approved by the Audit Committee. Our Chief Auditor has unfettered access to the Audit Committee.

The Board of Directors oversees management’s responsibilities for financial reporting through the Audit Committee, which is composed of independent directors. The Audit Committee reviews CIBC’s interim and annual consolidated financial statements and MD&A and recommends them for approval by the Board of Directors. Other key responsibilities of the Audit Committee include monitoring CIBC’s system of internal control, and reviewing the qualifications, independence and service quality of the shareholders’ auditors and internal auditors.

Ernst & Young LLP, the shareholders’ auditors, obtain an understanding of CIBC’s internal controls and procedures for financial reporting to plan and conduct such tests and other audit procedures as they consider necessary in the circumstances to express their opinions in the reports that follow. Ernst & Young LLP has unrestricted access to the Audit Committee to discuss their audit and related matters.

The Office of the Superintendent of Financial Institutions (OSFI) Canada is mandated to protect the rights and interest of depositors and creditors of CIBC. Accordingly, OSFI examines and enquires into the business and affairs of CIBC, as deemed necessary, to ensure that the provisions of the Bank Act (Canada) are being complied with and that CIBC is in sound financial condition.

Victor G. Dodig	Kevin Glass
President and Chief Executive Officer	Chief Financial Officer	November 28, 2018

CIBC 2018 ANNUAL REPORT	95

Consolidated financial statements

Report of independent registered public accounting firm

To the shareholders and directors of Canadian Imperial Bank of Commerce

Opinion on the consolidated financial statements

We have audited the accompanying consolidated financial statements of Canadian Imperial Bank of Commerce (CIBC), which comprise the consolidated balance sheets as at October 31, 2018 and 2017, the consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended October 31, 2018, and a summary of significant accounting policies and other explanatory information (collectively referred to as the “consolidated financial statements”).

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of CIBC as at October 31, 2018 and 2017, and its financial performance and its cash flows for each of the years in the three-year period ended October 31, 2018, in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.

Adoption of IFRS 9

As discussed in Note 1 to the consolidated financial statements, CIBC changed its method of accounting for the classification and measurement of financial instruments in 2018 due to the adoption of IFRS 9 “Financial Instruments”. Our opinion is not qualified with respect to this matter.

Report on internal control over financial reporting

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), CIBC’s internal control over financial reporting as of October 31, 2018, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated November 28, 2018 expressed an unqualified opinion on the effectiveness of CIBC’s internal control over financial reporting.

Basis for opinion

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement, whether due to error or fraud. Those standards also require that we comply with ethical requirements, including independence. We are required to be independent with respect to CIBC in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Canada, the U.S. federal securities laws and the applicable rules and regulations of the U.S. Securities and Exchange Commission and the PCAOB. We are a public accounting firm registered with the PCAOB.

An audit includes performing procedures to assess the risks of material misstatements of the consolidated financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included obtaining and examining, on a test basis, audit evidence regarding the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to CIBC’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances.

An audit also includes evaluating the appropriateness of accounting policies and principles used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a reasonable basis for our audit opinion.

We have served as CIBC’s auditors since 2002.

Ernst & Young LLP

Chartered Professional Accountants

Licensed Public Accountants

Toronto, Canada

November 28, 2018

96	CIBC 2018 ANNUAL REPORT

Consolidated financial statements

Report of independent registered public accounting firm

To the shareholders and directors of Canadian Imperial Bank of Commerce

Opinion on internal control over financial reporting

We have audited Canadian Imperial Bank of Commerce’s (CIBC) internal control over financial reporting as of October 31, 2018, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO criteria”). In our opinion, CIBC maintained, in all material respects, effective internal control over financial reporting as of October 31, 2018, based on the COSO criteria.

We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets as at October 31, 2018 and 2017, the consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended October 31, 2018, and a summary of significant accounting policies and other explanatory information and our report dated November 28, 2018 expressed an unqualified opinion thereon.

Basis for opinion

CIBC’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying management’s discussion and analysis. Our responsibility is to express an opinion on CIBC’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to CIBC in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Canada, the U.S. federal securities laws and the applicable rules and regulations of the U.S. Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and limitations of internal control over financial reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Ernst & Young LLP

Chartered Professional Accountants

Licensed Public Accountants

Toronto, Canada

November 28, 2018

CIBC 2018 ANNUAL REPORT	97

Consolidated financial statements

Consolidated balance sheet

Millions of Canadian dollars, as at October 31	2018	2017
ASSETS
Cash and non-interest-bearing deposits with banks	$4,380	$3,440
Interest-bearing deposits with banks	13,311	10,712
Securities (1) (Note 4)	101,664	93,419
Cash collateral on securities borrowed	5,488	5,035
Securities purchased under resale agreements	43,450	40,383
Loans (Note 5)
Residential mortgages	207,749	207,271
Personal	43,058	40,937
Credit card	12,673	12,378
Business and government	109,555	97,766
Allowance for credit losses	(1,639)	(1,618)
	371,396	356,734
Other
Derivative instruments (Note 12)	21,431	24,342
Customers’ liability under acceptances	10,265	8,824
Land, buildings and equipment (Note 7)	1,795	1,783
Goodwill (Note 8)	5,564	5,367
Software and other intangible assets (Note 8)	1,945	1,978
Investments in equity-accounted associates and joint ventures (Note 25)	526	715
Deferred tax assets (Note 19)	601	727
Other assets (Note 9)	15,283	11,805
	57,410	55,541
	$597,099	$565,264
LIABILITIES AND EQUITY
Deposits (Note 10)
Personal	$163,879	$159,327
Business and government	240,149	225,622
Bank	14,380	13,789
Secured borrowings	42,607	40,968
	461,015	439,706
Obligations related to securities sold short	13,782	13,713
Cash collateral on securities lent	2,731	2,024
Obligations related to securities sold under repurchase agreements	30,840	27,971
Other
Derivative instruments (Note 12)	20,973	23,271
Acceptances	10,296	8,828
Deferred tax liabilities (Note 19)	43	30
Other liabilities (Note 11)	18,223	15,275
	49,535	47,404
Subordinated indebtedness (Note 14)	4,080	3,209
Equity
Preferred shares (Note 15)	2,250	1,797
Common shares (Note 15)	13,243	12,548
Contributed surplus	136	137
Retained earnings	18,537	16,101
Accumulated other comprehensive income (AOCI)	777	452
Total shareholders’ equity	34,943	31,035
Non-controlling interests	173	202
Total equity	35,116	31,237
	$597,099	$565,264

(1)	Securities balances have been aggregated in the current year, with prior periods amended to reflect this presentation. See Note 4 for additional details.

The accompanying notes and shaded sections in “MD&A – Management of risk” are an integral part of these consolidated financial statements.

Victor G. Dodig	Jane L. Peverett
President and Chief Executive Officer	Director

98	CIBC 2018 ANNUAL REPORT

Consolidated financial statements

Consolidated statement of income

Millions of Canadian dollars, except as noted, for the year ended October 31	2018		2017		2016
Interest income
Loans	$13,901		$11,028		$9,833
Securities	2,269		1,890		1,774
Securities borrowed or purchased under resale agreements	1,053		495		329
Deposits with banks	282		180		156
	17,505	(1)	13,593		12,092
Interest expense
Deposits	6,240		3,953		3,215
Securities sold short	272		226		199
Securities lent or sold under repurchase agreements	736		254		127
Subordinated indebtedness	174		142		137
Other	18		41		48
	7,440		4,616		3,726
Net interest income	10,065		8,977		8,366
Non-interest income
Underwriting and advisory fees	420		452		446
Deposit and payment fees	877		843		832
Credit fees	851		744		638
Card fees	510		463		470
Investment management and custodial fees	1,247		1,034		882
Mutual fund fees	1,624		1,573		1,462
Insurance fees, net of claims	431		427		396
Commissions on securities transactions	357		349		342
Gains (losses) from financial instruments measured/designated at fair value through profit or loss (FVTPL), net (2017 and 2016: Trading income (loss) and designated at fair value (FVO) gains (losses), net)	603		227	(2)	(71	) (2)
Gains (losses) from debt securities measured at fair value through other comprehensive income (FVOCI) and amortized cost, net (2017 and 2016: Available-for-sale (AFS) debt and equity securities gains, net) (Note 4)	(35)		143		73
Foreign exchange other than trading (FXOTT)	310		252		367
Income from equity-accounted associates and joint ventures (Note 25)	121		101		96
Other (Note 3)	453		695		736
	7,769		7,303		6,669
Total revenue	17,834		16,280		15,035
Provision for credit losses (Note 5)	870		829		1,051
Non-interest expenses
Employee compensation and benefits	5,665		5,198		4,982
Occupancy costs	875		822		804
Computer, software and office equipment	1,742		1,630		1,398
Communications	315		317		319
Advertising and business development	327		282		269
Professional fees	226		229		201
Business and capital taxes	103		96		68
Other	1,005		997		930
	10,258		9,571		8,971
Income before income taxes	6,706		5,880		5,013
Income taxes (Note 19)	1,422		1,162		718
Net income	$5,284		$4,718		$4,295
Net income attributable to non-controlling interests	$17		$19		$20
Preferred shareholders	$89		$52		$38
Common shareholders	5,178		4,647		4,237
Net income attributable to equity shareholders	$5,267		$4,699		$4,275
Earnings per share (EPS) (in dollars) (Note 20)
Basic	$11.69		$11.26		$10.72
Diluted	11.65		11.24		10.70
Dividends per common share (in dollars) (Note 15)	5.32		5.08		4.75

(1)	Interest income included $16.0 billion for the year ended October 31, 2018 calculated based on the effective interest rate method.
(2)	Reclassified to conform to the presentation adopted in the current year.

The accompanying notes and shaded sections in “MD&A – Management of risk” are an integral part of these consolidated financial statements.

CIBC 2018 ANNUAL REPORT	99

Consolidated financial statements

Consolidated statement of comprehensive income

Millions of Canadian dollars, for the year ended October 31	2018	2017	2016
Net income	$5,284	$4,718	$4,295
Other comprehensive income (OCI), net of income tax, that is subject to subsequent reclassification to net income
Net foreign currency translation adjustments
Net gains (losses) on investments in foreign operations	635	(1,148)	487
Net (gains) losses on investments in foreign operations reclassified to net income	–	–	(272)
Net gains (losses) on hedges of investments in foreign operations	(349)	772	(257)
Net (gains) losses on hedges of investments in foreign operations reclassified to net income	–	–	121
	286	(376)	79
Net change in debt securities measured at FVOCI (2017 and 2016: AFS debt and equity securities)
Net gains (losses) on securities measured at FVOCI	(142)	6	125
Net (gains) losses reclassified to net income	(29)	(107)	(58)
	(171)	(101)	67
Net change in cash flow hedges
Net gains (losses) on derivatives designated as cash flow hedges	(25)	70	13
Net (gains) losses reclassified to net income	(26)	(60)	(12)
	(51)	10	1
OCI, net of income tax, that is not subject to subsequent reclassification to net income
Net gains (losses) on post-employment defined benefit plans	226	139	(390)
Net gains (losses) due to fair value change of FVO liabilities attributable to changes in credit risk	(2)	(10)	(5)
Net gains (losses) on equity securities designated at FVOCI	29	n/a	n/a
Total OCI (1)	317	(338)	(248)
Comprehensive income	$5,601	$4,380	$4,047
Comprehensive income attributable to non-controlling interests	$17	$19	$20
Preferred shareholders	$89	$52	$38
Common shareholders	5,495	4,309	3,989
Comprehensive income attributable to equity shareholders	$5,584	$4,361	$4,027

(1)	Includes $19 million of losses for 2018 (2017: $24 million of losses; 2016: $6 million of gains) relating to our investments in equity-accounted associates and joint ventures.
n/a	Not applicable.

Millions of Canadian dollars, for the year ended October 31	2018	2017	2016
Income tax (expense) benefit allocated to each component of OCI
Subject to subsequent reclassification to net income
Net foreign currency translation adjustments
Net gains (losses) on investments in foreign operations	$(31)	$42	$(17)
Net (gains) losses on investments in foreign operations reclassified to net income	–	–	37
Net gains (losses) on hedges of investments in foreign operations	43	(170)	128
Net (gains) losses on hedges of investments in foreign operations reclassified to net income	–	–	(26)
	12	(128)	122
Net change in debt securities measured at FVOCI (2017 and 2016: AFS debt and equity securities)
Net gains (losses) on securities measured at FVOCI	18	(23)	(24)
Net (gains) losses reclassified to net income	8	36	15
	26	13	(9)
Net change in cash flow hedges
Net gains (losses) on derivatives designated as cash flow hedges	8	(23)	(5)
Net (gains) losses reclassified to net income	9	22	5
	17	(1)	–
Not subject to subsequent reclassification to net income
Net gains (losses) on post-employment defined benefit plans	(87)	(54)	149
Net gains (losses) due to fair value change of FVO liabilities attributable to changes in credit risk	1	4	1
Net gains (losses) on equity securities designated at FVOCI	(11)	n/a	n/a
	$(42)	$(166)	$263

n/a	Not applicable.

The accompanying notes and shaded sections in “MD&A – Management of risk” are an integral part of these consolidated financial statements.

100	CIBC 2018 ANNUAL REPORT

Consolidated financial statements

Consolidated statement of changes in equity

Millions of Canadian dollars, for the year ended October 31	2018	2017	2016
Preferred shares (Note 15)
Balance at beginning of year	$1,797	$1,000	$1,000
Issue of preferred shares	450	800	–
Treasury shares	3	(3)	–
Balance at end of year	$2,250	$1,797	$1,000
Common shares (Note 15)
Balance at beginning of year	$12,548	$8,026	$7,813
Issued pursuant to the acquisition of The PrivateBank	194	3,443	–
Issued pursuant to the acquisition of Geneva Advisors	–	126	–
Issued pursuant to the acquisition of Wellington Financial	47	–	–
Other issue of common shares	555	957	273
Purchase of common shares for cancellation	(104)	–	(61)
Treasury shares	3	(4)	1
Balance at end of year	$13,243	$12,548	$8,026
Contributed surplus
Balance at beginning of year	$137	$72	$76
Issue of replacement equity-settled awards pursuant to the acquisition of The PrivateBank	–	72	–
Compensation expense arising from equity-settled share-based awards	31	7	5
Exercise of stock options and settlement of other equity-settled share-based awards	(32)	(15)	(9)
Other	–	1	–
Balance at end of year	$136	$137	$72
Retained earnings
Balance at beginning of year under IAS 39	$16,101	$13,584	$11,433
Impact of adopting IFRS 9 at November 1, 2017	(144)	n/a	n/a
Balance at beginning of year under IFRS 9	15,957	n/a	n/a
Net income attributable to equity shareholders	5,267	4,699	4,275
Dividends (Note 15)
Preferred	(89)	(52)	(38)
Common	(2,356)	(2,121)	(1,879)
Premium on purchase of common shares for cancellation	(313)	–	(209)
Realized gains (losses) on equity securities designated at FVOCI reclassified from AOCI	49	n/a	n/a
Other	22 (1)	(9)	2
Balance at end of year	$18,537	$16,101	$13,584
AOCI, net of income tax
AOCI, net of income tax, that is subject to subsequent reclassification to net income
Net foreign currency translation adjustments
Balance at beginning of year	$738	$1,114	$1,035
Net change in foreign currency translation adjustments	286	(376)	79
Balance at end of year	$1,024	$738	$1,114
Net gains (losses) on debt securities measured at FVOCI (2017 and 2016: AFS debt and equity securities)
Balance at beginning of year under IAS 39	$60	$161	$94
Impact of adopting IFRS 9 at November 1, 2017	(28)	n/a	n/a
Balance at beginning of year under IFRS 9	32	n/a	n/a
Net change in securities measured at FVOCI	(171)	(101)	67
Balance at end of year	$(139)	$60	$161
Net gains (losses) on cash flow hedges
Balance at beginning of year	$33	$23	$22
Net change in cash flow hedges	(51)	10	1
Balance at end of year	$(18)	$33	$23
AOCI, net of income tax, that is not subject to subsequent reclassification to net income
Net gains (losses) on post-employment defined benefit plans
Balance at beginning of year	$(369)	$(508)	$(118)
Net change in post-employment defined benefit plans	226	139	(390)
Balance at end of year	$(143)	$(369)	$(508)
Net gains (losses) due to fair value change of FVO liabilities attributable to changes in credit risk
Balance at beginning of year	$(10)	$–	$5
Net change attributable to changes in credit risk	(2)	(10)	(5)
Balance at end of year	$(12)	$(10)	$–
Net gains (losses) on equity securities designated at FVOCI
Impact of adopting IFRS 9 at November 1, 2017	$85	n/a	n/a
Balance at beginning of year under IFRS 9	85	n/a	n/a
Net gains (losses) on equity securities designated at FVOCI	29	n/a	n/a
Realized gains (losses) on equity securities designated at FVOCI reclassified to retained earnings (2)	(49)	n/a	n/a
Balance at end of year	$65	n/a	n/a
Total AOCI, net of income tax	$777	$452	$790
Non-controlling interests
Balance at beginning of year under IAS 39	$202	$201	$193
Impact of adopting IFRS 9 at November 1, 2017	(4)	n/a	n/a
Balance at beginning of year under IFRS 9	198	n/a	n/a
Net income attributable to non-controlling interests	17	19	20
Dividends	(31)	(8)	(19)
Other	(11)	(10)	7
Balance at end of year	$173	$202	$201
Equity at end of year	$35,116	$31,237	$23,673

(1)

Includes the recognition of loss carryforwards relating to foreign exchange translation amounts on CIBC’s net investment in foreign operations that were previously reclassified to retained earnings as part of our transition to IFRS in 2012.

(2)	Includes $11 million of gains reclassified to retained earnings (2017: n/a; 2016: n/a), relating to our investments in equity-accounted associates and joint ventures.
n/a	Not applicable.

The accompanying notes and shaded sections in “MD&A – Management of risk” are an integral part of these consolidated financial statements.

CIBC 2018 ANNUAL REPORT	101

Consolidated financial statements

Consolidated statement of cash flows

Millions of Canadian dollars, for the year ended October 31	2018	2017	2016
Cash flows provided by (used in) operating activities
Net income	$5,284	$4,718	$4,295
Adjustments to reconcile net income to cash flows provided by (used in) operating activities:
Provision for credit losses	870	829	1,051
Amortization and impairment (1)	657	542	462
Stock options and restricted shares expense	31	7	5
Deferred income taxes	69	21	(20)
Losses (gains) from debt securities measured at FVOCI and amortized cost (2017 and 2016: AFS debt and equity securities (gains), net)	35	(143)	(73)
Net losses (gains) on disposal of land, buildings and equipment	(14)	(305)	(72)
Other non-cash items, net	(292)	(15)	(692)
Net changes in operating assets and liabilities
Interest-bearing deposits with banks	(2,599)	394	4,919
Loans, net of repayments	(16,155)	(30,547)	(27,464)
Deposits, net of withdrawals	20,770	18,407	28,440
Obligations related to securities sold short	69	3,375	532
Accrued interest receivable	(341)	(34)	(98)
Accrued interest payable	205	90	(72)
Derivative assets	2,780	3,588	(1,425)
Derivative liabilities	(2,084)	(5,549)	(232)
Securities measured at FVTPL (2017 and 2016: Trading and FVO securities)	(647)	(657)	(3,722)
Other assets and liabilities designated at fair value (2017 and 2016: Other FVO assets and liabilities)	(380)	1,071	807
Current income taxes	(301)	(1,063)	8
Cash collateral on securities lent	707	(494)	1,089
Obligations related to securities sold under repurchase agreements	2,869	16,277	2,780
Cash collateral on securities borrowed	(453)	398	(2,188)
Securities purchased under resale agreements	(1,195)	(10,556)	1,712
Other, net	(18)	2,103	169
	9,867	2,457	10,211
Cash flows provided by (used in) financing activities
Issue of subordinated indebtedness	1,534	–	1,000
Redemption/repurchase/maturity of subordinated indebtedness	(638)	(55)	(1,514)
Issue of preferred shares, net of issuance cost	445	792	–
Issue of common shares for cash	186	194	100
Purchase of common shares for cancellation	(417)	–	(270)
Net sale (purchase) of treasury shares	6	(7)	1
Dividends paid	(2,109)	(1,425)	(1,753)
	(993)	(501)	(2,436)
Cash flows provided by (used in) investing activities
Purchase of securities measured/designated at FVOCI and amortized cost (2017 and 2016: Purchase of AFS securities)	(33,011)	(37,864)	(31,625)
Proceeds from sale of securities measured/designated at FVOCI and amortized cost (2017 and 2016: Proceeds from sale of AFS securities)	12,992	18,787	10,750
Proceeds from maturity of debt securities measured at FVOCI and amortized cost (2017 and 2016: Proceeds from maturity of AFS securities)	12,402	19,368	12,299
Cash used in acquisitions, net of cash acquired	(315)	(2,517)	–
Net cash provided by dispositions of investments in equity-accounted associates and joint ventures	200	60	1,363
Net sale (purchase) of land, buildings and equipment	(255)	201	(170)
	(7,987)	(1,965)	(7,383)
Effect of exchange rate changes on cash and non-interest-bearing deposits with banks	53	(51)	55
Net increase (decrease) in cash and non-interest-bearing deposits with banks during year	940	(60)	447
Cash and non-interest-bearing deposits with banks at beginning of year	3,440	3,500	3,053
Cash and non-interest-bearing deposits with banks at end of year (2)	$4,380	$3,440	$3,500
Cash interest paid	$7,235	$4,526	$3,798
Cash interest received	16,440	12,611	10,961
Cash dividends received	724	949	1,033
Cash income taxes paid	1,654	2,204	730

(1)	Comprises amortization and impairment of buildings, furniture, equipment, leasehold improvements, and software and other intangible assets.
(2)	Includes restricted balance of $438 million (2017: $436 million; 2016: $422 million).

The accompanying notes and shaded sections in “MD&A – Management of risk” are an integral part of these consolidated financial statements.

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Consolidated financial statements

Notes to the consolidated financial statements

Canadian Imperial Bank of Commerce (CIBC) is a diversified financial institution governed by the Bank Act (Canada). CIBC was formed through the amalgamation of the Canadian Bank of Commerce and Imperial Bank of Canada in 1961. Through our four strategic business units (SBUs) – Canadian Personal and Small Business Banking, Canadian Commercial Banking and Wealth Management, U.S. Commercial Banking and Wealth Management, and Capital Markets – CIBC provides a full range of financial products and services to 10 million(1) personal banking, business, public sector and institutional clients in Canada, the U.S. and around the world. Refer to Note 30 for further details on our business units. CIBC is incorporated and domiciled in Canada with our registered and principal business offices located at Commerce Court, Toronto, Ontario.

(1)	Revised to consider clients that have banking relationships with both CIBC and Simplii Financial.

Note 1	Basis of preparation and summary of significant accounting policies

Basis of preparation

The consolidated financial statements of CIBC have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). These consolidated financial statements also comply with Section 308(4) of the Bank Act (Canada) and the requirements of the Office of the Superintendent of Financial Institutions (OSFI).

CIBC has consistently applied the same accounting policies throughout all periods presented, except for the adoption of IFRS 9 “Financial Instruments” effective November 1, 2017 without restatement of comparative periods as discussed below under the section titled “Accounting for Financial Instruments”.

These consolidated financial statements are presented in millions of Canadian dollars, unless otherwise indicated.

These consolidated financial statements were authorized for issue by the Board of Directors (the Board) on November 28, 2018.

Summary of significant accounting policies

The following paragraphs describe our significant accounting policies.

Use of estimates and assumptions

The preparation of the consolidated financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the recognized and measured amounts of assets, liabilities, net income, comprehensive income and related disclosures. Significant estimates and assumptions are made in the areas of the valuation of financial instruments, impairment of AFS securities, allowance for credit losses, the evaluation of whether to consolidate structured entities (SEs), asset impairment, income taxes, provisions and contingent liabilities and post-employment and other long-term benefit plan assumptions. Actual results could differ from these estimates and assumptions.

Basis of consolidation

We consolidate entities over which we have control. We have control over another entity when we have: (i) power to direct relevant activities of the entity; (ii) exposure, or rights, to variable returns from our involvement with the entity; and (iii) the ability to affect those returns through our power over the entity.

Subsidiaries

Subsidiaries are entities over which CIBC has control. Generally, CIBC has control of its subsidiaries through a shareholding of more than 50% of the voting rights in its subsidiaries, and has significant exposure to the subsidiaries based on its ownership interests of more than 50%. The effects of potential voting rights that CIBC has the practical ability to exercise are considered when assessing whether control exists. Subsidiaries are consolidated from the date control is obtained by CIBC, and are deconsolidated from the date control is lost. Consistent accounting policies are applied for all consolidated subsidiaries. Details of our significant subsidiaries are provided in Note 26.

Structured entities

An SE is an entity that has been designed so that voting or similar rights are not the dominant factor in deciding who controls the entity, such as when any voting rights relate to administrative tasks only and the significant relevant activities are directed by contractual arrangements. SEs often have some or all of the following features or attributes: (i) restricted activities; (ii) a narrow and well-defined objective, such as to securitize our own financial assets or third-party financial assets to provide sources of funding or to provide investment opportunities for investors by passing on risks and rewards associated with the assets of the SE to investors; (iii) insufficient equity to permit the SE to finance its activities without subordinated financial support; or (iv) financing in the form of multiple contractually linked instruments to investors that create concentrations of credit or other risks. Examples of SEs include securitization vehicles, asset-backed financings, and investment funds.

When voting rights are not relevant in deciding whether CIBC has power over an entity, particularly for complex SEs, the assessment of control considers all facts and circumstances, including the purpose and design of the investee, its relationship with other parties and each party’s ability to make decisions over significant activities, and whether CIBC is acting as a principal or as an agent.

Consolidation conclusions are reassessed whenever there is a change in the specific facts and circumstances relevant to one or more of the three elements of control. Factors that trigger the reassessment include, but are not limited to, significant changes in ownership structure of the entities, changes in contractual or governance arrangements, provision of a liquidity facility beyond the original terms, transactions with the entities that were not contemplated originally and changes in the financing structure of the entities.

Transactions eliminated on consolidation

All intercompany transactions, balances and unrealized gains and losses on transactions are eliminated on consolidation.

Non-controlling interests

Non-controlling interests are presented on the consolidated balance sheet as a separate component of equity that is distinct from CIBC’s shareholders’ equity. The net income attributable to non-controlling interests is presented separately in the consolidated statement of income.

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Associates and joint ventures

We classify investments in entities over which we have significant influence, and that are neither subsidiaries nor joint ventures, as associates. Significant influence is presumed to exist where we hold, either directly or indirectly, between 20% and 50% of the voting rights of an entity, or, in the case of a limited partnership, where CIBC is a co-general partner. Significant influence also may exist where we hold less than 20% of the voting rights of an entity, for example if we have influence over the policy-making processes through representation on the entity’s Board of Directors, or by other means. Where we are a party to a contractual arrangement whereby together with one or more parties, we undertake an economic activity that is subject to joint control, we classify our interest in the venture as a joint venture.

Investments in associates and interests in joint ventures are accounted for using the equity method. Under the equity method, such investments are initially measured at cost, including attributable goodwill and intangible assets, and are adjusted thereafter for the post-acquisition change in our share of the net assets of the investment.

In applying the equity method for an investment that has a different reporting period from that of CIBC, adjustments are made for the effects of any significant events or transactions that occur between the reporting date of the investment and CIBC’s reporting date.

Foreign currency translation

Monetary assets and liabilities and non-monetary assets and liabilities measured at fair value that are denominated in foreign currencies are translated into the functional currencies of operations at prevailing exchange rates at the date of the consolidated balance sheet. Revenue and expenses are translated using average monthly exchange rates. Realized and unrealized gains and losses arising from translation into functional currencies are included in the consolidated statement of income, with the exception of unrealized foreign exchange gains and losses on AFS equity securities, which are included in AOCI.

Assets and liabilities of foreign operations with a functional currency other than the Canadian dollar, including goodwill and fair value adjustments arising on acquisition, are translated into Canadian dollars at the exchange rates prevailing as at the consolidated balance sheet date, while revenue and expenses of these foreign operations are translated into Canadian dollars at the average monthly exchange rates. Exchange gains and losses arising from the translation of these foreign operations and from the results of hedging the net investment in these foreign operations, net of applicable taxes, are included in Net foreign currency translation adjustments, in AOCI.

Any accumulated exchange gains and losses, including the impact of hedging, and any applicable taxes in AOCI are reclassified into the consolidated statement of income when there is a disposal of a foreign operation. On partial disposal of a foreign operation, the proportionate share of the accumulated exchange gains and losses, including the impact of hedging, and any applicable taxes previously recognized in AOCI are reclassified into the consolidated statement of income.

Accounting for Financial Instruments

CIBC adopted IFRS 9 “Financial Instruments” (IFRS 9) in place of IAS 39 “Financial Instruments: Recognition and Measurement” (IAS 39) as of November 1, 2017 to comply with OSFI’s advisory that requires that domestic systemically important banks (D-SIBs) adopt IFRS 9 for their annual periods beginning on November 1, 2017, one year earlier than required by the IASB. We applied IFRS 9 on a retrospective basis. As permitted, we did not restate our prior period comparative consolidated financial statements, which are reported under IAS 39 and are therefore not comparable to the information presented for 2018.

The adoption of IFRS 9 in the first quarter of 2018 resulted in changes in accounting policy in two principal areas, classification and measurement and impairment as described in more detail below. We had previously early adopted the “own credit” provisions of IFRS 9 as of November 1, 2014 and we have elected, as a policy choice permitted under IFRS 9, to continue to apply the hedge accounting requirements of IAS 39.

Classification and measurement of financial instruments under IAS 39

CIBC recognizes financial instruments on its consolidated balance sheet when it becomes a party to the contractual provisions of the instrument.

Under IAS 39, all financial assets were classified at initial recognition as trading, AFS, fair value option (FVO), held-to-maturity (HTM), or loans and receivables, based on the purpose for which the instrument was acquired and its characteristics. All financial assets and derivatives were required to be measured at fair value with the exception of loans and receivables, debt securities classified as HTM, and AFS equity instruments whose fair value could not be reliably measured. Reclassification of non-derivative financial assets out of trading to loans and receivables was allowed when they were no longer held for trading, and if they met the definition of loans and receivables and we had the intention and ability to hold the financial assets for the foreseeable future or until maturity. Reclassification of non-derivative financial assets out of trading to AFS was also allowed under rare circumstances. Non-derivative financial assets could be reclassified out of AFS to loans and receivables if they met the definition of loans and receivables and we had the intention and ability to hold the financial assets for the foreseeable future or until maturity, or reclassified out of AFS to HTM if we had the intention to hold the financial assets until maturity.

Financial liabilities, other than derivatives, obligations related to securities sold short and FVO liabilities, were measured at amortized cost. Derivatives, obligations related to securities sold short and FVO liabilities were measured at fair value. Interest expense was recognized on an accrual basis using the effective interest rate method.

Loans and receivables

Under IAS 39, loans and receivables were defined as non-derivative financial assets with fixed or determinable payments that did not have a quoted market price in an active market and for which we did not intend to sell immediately or in the near term at the time of inception. Loans and receivables were recognized initially at fair value, which represents the cash advanced to the borrower plus direct and incremental transaction costs. Subsequently, they were measured at amortized cost, using the effective interest rate method, net of an allowance for credit losses. Interest income was recognized on an accrual basis using the effective interest rate method. Certain loans and receivables could be designated at fair value (see below).

Trading financial instruments

Under IAS 39, trading financial instruments were defined as assets and liabilities that were held for trading activities or that were part of a managed portfolio with a pattern of short-term profit taking. These were measured initially at fair value. Loans and receivables that we intended to sell immediately or in the near term were classified as trading financial instruments.

Trading financial instruments were remeasured at fair value as at the consolidated balance sheet date. Gains and losses realized on disposition and unrealized gains and losses from changes in fair value were included in Non-interest income as Trading income (loss), except to the extent they were economically hedging an FVO asset or liability, in which case the gains and losses were included in FVO gains (losses), net. Dividends and interest income earned on trading securities and dividends and interest expense incurred on securities sold short were included in Interest income and Interest expense, respectively.

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AFS financial assets

Under IAS 39, AFS financial assets were defined as non-derivative financial assets that were not classified as trading, FVO or loans and receivables, and were measured initially at fair value, plus direct and incremental transaction costs. Only equity instruments whose fair value could not be reliably measured were measured at cost. We determined that all of our equity securities had reliable fair values. As a result, all AFS financial assets were remeasured at FVOCI subsequent to initial recognition, except that foreign exchange gains or losses on AFS debt instruments were recognized in the consolidated statement of income. Unrealized foreign exchange gains or losses on AFS equity securities, along with all other fair value changes, were recognized in OCI until the investment is sold or impaired, whereupon the cumulative gains and losses previously recognized in OCI were transferred from AOCI to the consolidated statement of income. Realized gains and losses on sale, determined on an average cost basis, and write-downs to reflect impairment, were included in AFS securities gains (losses), net. Dividends and interest income from AFS financial assets were included in Interest income.

Designated at fair value financial instruments

Under IAS 39, FVO financial instruments were defined as those that we designated on initial recognition as instruments that we would measure at fair value through the consolidated statement of income. This designation, once made, was irrevocable. In addition to the requirement that reliable fair values were available, there were restrictions imposed by IFRS and by OSFI on the use of this designation. The criteria for applying the FVO at inception was met when: (i) the application of the FVO eliminated or significantly reduced the measurement inconsistency that otherwise would arise from measuring assets or liabilities on a different basis; or (ii) the financial instruments were part of a portfolio which was managed on a fair value basis, in accordance with our investment strategy, and were reported internally on that basis. FVO could also be applied to financial instruments that had one or more embedded derivatives that would otherwise require bifurcation as they significantly modified the cash flows of the contract.

Gains and losses realized on dispositions and unrealized gains and losses from changes in fair value of FVO financial instruments, and gains and losses arising from changes in fair value of derivatives, trading securities and obligations related to securities sold short that were managed as economic hedges of the FVO financial instruments, were included in FVO gains (losses), net. Dividends and interest earned and interest expense incurred on FVO assets and liabilities were included in Interest income and Interest expense, respectively. Changes in the fair value of FVO liabilities that were attributable to changes in own credit risk are recognized in OCI.

Classification and measurement of financial instruments under IFRS 9

Under IFRS 9, all financial assets must be classified at initial recognition as financial instruments mandatorily measured at FVTPL (trading and non-trading), financial instruments measured at amortized cost, debt financial instruments measured at FVOCI, equity financial instruments designated at FVOCI, or financial instruments designated at FVTPL, based on the contractual cash flow characteristics of the financial assets and the business model under which the financial assets are managed. All financial assets and derivatives are required to be measured at fair value with the exception of financial assets measured at amortized cost. Financial assets are required to be reclassified when and only when the business model under which they are managed has changed. All reclassifications are to be applied prospectively from the reclassification date.

The IFRS 9 classification and measurement model requires that all debt instrument financial assets that do not meet a “solely payment of principal and interest” (SPPI) test, including those that contain embedded derivatives, be classified at initial recognition as FVTPL. The SPPI test is conducted to identify whether the contractual cash flows of a financial instrument are “solely payments of principal and interest” such that any variability in the contractual cash flows is consistent with a “basic lending arrangement”. “Principal” for the purpose of this test is defined as the fair value of the financial asset at initial recognition and may change over the life of the financial asset, for example, due to repayments of principal or amortization of the premium/discount. “Interest” for the purpose of this test is defined as the consideration for the time value of money and credit risk, which are the most significant elements of interest within a lending arrangement. Contractual terms that introduce a more than de minimis exposure to risks or volatility in the contractual cash flows that are unrelated to a basic lending arrangement do not give rise to contractual cash flows that are solely payments of principal and interest on the amount outstanding. The intent of the SPPI test is to ensure that debt instruments that contain non-basic lending features, such as conversion options and equity-linked payouts, are measured at FVTPL.

For debt instrument financial assets that meet the SPPI test, classification at initial recognition is determined based on the business model under which these instruments are managed. Debt instruments that are managed on a “held for trading” or “fair value” basis are classified as FVTPL. Debt instruments that are managed on a “hold to collect and for sale” basis are classified as FVOCI for debt. Debt instruments that are managed on a “hold to collect” basis are classified as amortized cost. We consider the following in our determination of the applicable business model for financial assets:

I)	The business purpose of the portfolio;
II)	The risks that are being managed and the type of business activities that are being carried out on a day-to-day basis to manage the risks;
III)	The basis on which performance of the portfolio is being evaluated; and
IV)	The frequency and significance of sales activity.

All equity instrument financial assets are classified at initial recognition as FVTPL unless they are not held with the intent for short-term profit taking and an irrevocable designation is made to classify the instrument as FVOCI for equities.

The classification and measurement of financial liabilities remain essentially unchanged from the IAS 39 requirements, except that changes in the fair value of liabilities designated at FVTPL using the FVO which are attributable to changes in own credit risk are presented in OCI, rather than profit or loss. We early adopted the “own credit” provisions of IFRS 9 as of November 1, 2014.

Derivatives continue to be measured at FVTPL under IFRS 9, except to the extent that they are designated in a hedging relationship, in which case the IAS 39 hedge accounting requirements continue to apply.

Financial instruments mandatorily measured at FVTPL (trading and non-trading)

Under IFRS 9, trading financial instruments are mandatorily measured at FVTPL as they are held for trading purposes or are part of a managed portfolio with a pattern of short-term profit taking. Non-trading financial assets are also mandatorily measured at fair value if their contractual cash flow characteristics do not meet the SPPI test or if they are managed together with other financial instruments on a fair value basis.

Trading and non-trading financial instruments mandatorily measured at FVTPL are remeasured at fair value as at the consolidated balance sheet date. Gains and losses realized on disposition and unrealized gains and losses from changes in fair value are included in Non-interest income as Gains (losses) from financial instruments measured/designated at FVTPL, net. Interest income and dividends earned on trading and non-trading securities and dividends and interest expense incurred on securities sold short are included in Interest income and Interest expense, respectively.

Financial instruments designated at FVTPL (fair value option)

Under IFRS 9, financial instruments designated at FVTPL are those that we voluntarily designate at initial recognition as instruments that we will measure at fair value through the consolidated statement of income that would otherwise fall into a different accounting category. As was the case under IAS 39, the

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FVO designation, once made, is irrevocable and can only be applied if reliable fair values are available, when doing so eliminates or significantly reduces the measurement inconsistency that would otherwise arise from measuring assets or liabilities on a different basis and if certain OSFI requirements are met. Financial liabilities may also be designated at FVTPL when they are part of a portfolio which is managed on a fair value basis, in accordance with our investment strategy, and are reported internally on that basis. Designation at FVTPL may also be applied to financial liabilities that have one or more embedded derivatives that would otherwise require bifurcation. Unlike IAS 39, however, there is no need to apply FVO to equity instruments as the default accounting is financial instruments mandatorily measured at FVTPL. As was the case under IAS 39, we apply the FVO to certain mortgage commitments.

Gains and losses realized on dispositions and unrealized gains and losses from changes in the fair value of FVO financial instruments are treated in the same manner as financial instruments which are mandatorily measured at FVTPL, except that changes in the fair value of FVO liabilities that are attributable to changes in own credit risk are recognized in OCI. Dividends and interest earned and interest expense incurred on FVO assets and liabilities are included in Interest income and Interest expense, respectively.

Financial assets measured at amortized cost

Under IFRS 9, financial assets measured at amortized cost are debt financial instruments with contractual cash flows that meet the SPPI test and are managed on a “hold to collect” basis. These financial assets are recognized initially at fair value plus or minus direct and incremental transaction costs, and are subsequently measured at amortized cost, using the effective interest rate method, net of an allowance for expected credit losses (ECL).

Consistent with IAS 39, loans measured at amortized cost under IFRS 9 include residential mortgages, personal loans, credit cards and most business and government loans. Most securities classified as HTM under IAS 39 and certain portfolios of treasury securities that were classified as AFS under IAS 39 (but which are managed on a “hold to collect” basis) are also classified as amortized cost under IFRS 9. Also consistent with IAS 39, most deposits with banks, securities purchased under resale agreements, cash collateral on securities borrowed and most customers’ liability under acceptances are accounted for at amortized cost under IFRS 9.

Debt financial assets measured at FVOCI

Under IFRS 9, debt financial instruments measured at FVOCI are non-derivative financial assets with contractual cash flows that meet the SPPI test and are managed on a “hold to collect and for sale” basis.

Subsequent measurement of debt instruments classified at FVOCI under IFRS 9 operates in a similar manner to AFS debt securities under IAS 39, except that the expected credit losses (ECL) impairment model must be applied to these instruments under IFRS 9. As a result, FVOCI debt instruments are measured initially at fair value, plus direct and incremental transaction costs. Subsequent to initial recognition, FVOCI debt instruments are remeasured at FVOCI, with the exception that changes in ECL allowances in addition to related foreign exchange gains or losses are recognized in the consolidated statement of income. Cumulative gains and losses previously recognized in OCI are transferred from AOCI to the consolidated statement of income when the debt instrument is sold. Realized gains and losses on sale, determined on an average cost basis, and changes in ECL allowances, are included in Gains (losses) from debt securities measured at FVOCI and amortized cost, net in the consolidated statement of income. Interest income from FVOCI debt instruments is included in Interest income. FVOCI debt instruments include our treasury securities which are managed on a “hold to collect and for sale” basis.

A debt financial instrument is classified as impaired (stage 3) when one or more events that have a detrimental impact on the estimated future cash flows of that financial instrument have occurred after its initial recognition. Evidence of impairment includes indications that the borrower is experiencing significant financial difficulties, or a default or delinquency has occurred.

Equity financial instruments designated at FVOCI

Under IFRS 9, equity financial instruments are measured at FVTPL unless an irrevocable designation is made to measure them at FVOCI. Gains or losses from changes in the fair value of equity instruments designated at FVOCI, including any related foreign exchange gains or losses, are recognized in OCI. In contrast to AFS equity securities under IAS 39, amounts recognized in OCI will not be subsequently recycled to profit or loss, with the exception of dividends. Instead, cumulative gains or losses upon derecognition of the equity instrument will be transferred within equity from AOCI to retained earnings and presented in Realized gains (losses) on equity securities designated at FVOCI reclassified to retained earnings in the consolidated statement of changes in equity. Financial assets designated as FVOCI include non-trading equity securities, primarily related to our investment in private companies and limited partnerships.

Impairment of financial assets under IAS 39

We classified a loan as impaired when, in our opinion, there was objective evidence of impairment as a result of one or more loss events that occurred after initial recognition of the loans with a negative impact on the estimated future cash flows of a loan or a portfolio of loans.

Objective evidence of impairment included indications that the borrower was experiencing significant financial difficulties, or a default or delinquency had occurred. Generally, loans on which repayment of principal or payment of interest was contractually 90 days in arrears were automatically considered impaired unless they were fully secured and in the process of collection. Notwithstanding management’s assessment of collectability, such loans were considered impaired if payments were 180 days in arrears. Exceptions were as follows:

•

Credit card loans were not classified as impaired and were fully written off at the earlier of the notice of bankruptcy, settlement proposal, enlistment of credit counselling services, or when payments were contractually 180 days in arrears.

•	Loans guaranteed or insured by a Canadian government (federal or provincial) or a Canadian government agency were classified as impaired only when payments were contractually 365 days in arrears.

In certain circumstances, we could modify a loan for economic or legal reasons related to a borrower’s financial difficulties. Once a loan was modified, if management still did not expect full collection of payments under the modified loan terms, the loan was classified as impaired. An impaired loan was measured at its estimated realizable value determined by discounting the expected future cash flows at the loan’s original effective interest rate. When a loan or a group of loans had been classified as impaired, interest income was recognized thereafter using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss. For credit card loans, interest was accrued only to the extent that there was an expectation of receipt.

A loan was no longer considered impaired when all past due amounts, including interest, had been recovered, and it was determined that the principal and interest were fully collectable in accordance with the original contractual terms or revised market terms of the loan with all criteria for the impaired classification having been remedied. Once a loan was modified and management expects full collection of payments under the modified loan terms, the loan was not considered impaired. No portion of cash received on an impaired loan was recognized in the consolidated statement of income until the loan returned to unimpaired status.

Loans were written off, either partially or in full, against the related allowance for credit losses when we judged that there was no realistic prospect of future recovery in respect of amounts written off. When loans were secured, this was generally after all collateral had been realized or transferred to CIBC, or

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in certain circumstances, when the net realizable value of any collateral and other available information suggested that there was no reasonable expectation of further recovery. In subsequent periods, any recoveries of amounts previously written off were credited to the provision for credit losses.

Allowance for credit losses

Under IAS 39, allowance for credit losses consisted of individual and collective components:

Individual allowance

We conducted ongoing credit assessments of the majority of the business and government loan portfolios on an account-by-account basis at each reporting date and we established an allowance for credit losses when there was objective evidence that a loan is impaired.

Collective allowance

Loans were grouped in portfolios of similar credit risk characteristics and impairment was assessed on a collective basis in two circumstances:

(i)	Incurred but not yet identified credit losses – for groups of individually assessed loans for which no objective evidence of impairment had been identified on an individual basis:
•

A collective allowance was provided for losses which we estimated were inherent in the business and government portfolio as at the reporting date, but which had not yet been specifically identified from an individual assessment of the loan.

•

The collective allowance was established with reference to expected loss rates associated with different credit portfolios at different risk levels and the estimated time period for losses that were present but yet to be specifically identified. We also considered estimates of the time periods over which losses that were present would be identified and a provision taken, our view of economic and portfolio trends, and evidence of credit quality improvements or deterioration. The period between a loss occurring and its identification was estimated by management for each identified portfolio. The parameters that affected the collective allowance calculation were updated regularly, based on our experience and that of the market in general.

•

Expected loss rates were based on the risk rating of each credit facility and on the probability of default (PD) factors, as well as estimates of loss given default (LGD) associated with each risk rating. The PD factors reflected our historical loss experience and were supplemented by data derived from defaults in the public debt markets. Historical loss experience was adjusted based on current observable data to reflect the effects of current conditions. LGD estimates were based on our experience over past years.

(ii)	For groups of loans where each loan was not considered to be individually significant:
•

Residential mortgages, credit card loans, personal loans, and certain small business loan portfolios consisted of large numbers of homogeneous balances of relatively small amounts, for which collective allowances were established by reference to historical ratios of write-offs to current accounts and balances in arrears.

•

For residential mortgages, personal loans and certain small business loans, this historical loss experience enabled CIBC to determine appropriate PD and LGD parameters, which were used in the calculation of the collective allowance. For credit card loans, the historical loss experience enabled CIBC to calculate roll-rate models in order to determine an allowance amount driven by flows to write-off.

•

We also considered estimates of the time periods over which losses that were present would be identified and a provision taken, our view of current and ongoing economic and portfolio trends, and evidence of credit quality improvements or deterioration. The parameters that affected the collective allowance calculation were updated regularly, based on our experience and that of the market in general.

Individual and collective allowances were provided for off-balance sheet credit exposures that were not measured at fair value. These allowances were included in Other liabilities.

AFS debt instruments

An AFS debt instrument was identified as impaired when there was objective observable evidence about our inability to collect the contractual principal or interest.

When an AFS debt instrument was determined to be impaired, an impairment loss was recognized by reclassifying the cumulative unrealized losses in AOCI to the consolidated statement of income. Impairment losses previously recognized in the consolidated statement of income were reversed in the consolidated statement of income if the fair value subsequently increases and the increase could be objectively determined to relate to an event occurring after the impairment loss was recognized.

AFS equity instruments

Objective evidence of impairment for an investment in an AFS equity instrument existed if there had been a significant or prolonged decline in the fair value of the investment below its cost, or if there was information about significant adverse changes in the technological, market, economic, or legal environment in which the issuer operates, or if the issuer was experiencing significant financial difficulty.

When an AFS equity instrument was determined to be impaired, an impairment loss was recognized by reclassifying the cumulative unrealized losses in AOCI to the consolidated statement of income. Impairment losses previously recognized in the consolidated statement of income could not be subsequently reversed. Further decreases in fair value subsequent to the recognition of an impairment loss were recognized directly in the consolidated statement of income, and subsequent increases in fair value were recognized in OCI.

Impairment of financial assets under IFRS 9

Under IFRS 9, ECL allowances are recognized on all financial assets that are debt instruments classified either as amortized cost or FVOCI and for all loan commitments and financial guarantees that are not measured at FVTPL. The application of an ECL model represents a significant change from the incurred loss model under IAS 39. ECL allowances represent credit losses that reflect an unbiased and probability-weighted amount which is determined by evaluating a range of possible outcomes, the time value of money and reasonable and supportable information about past events, current conditions and forecasts of future economic conditions. Forward-looking information is explicitly incorporated into the estimation of ECL allowances, which involves significant judgment (see Note 5 for additional details). In contrast, the incurred loss model under IAS 39 incorporated a single best estimate, the time value of money and information about past events and current conditions.

ECL allowances for loans and acceptances are included in allowance for credit losses on the consolidated balance sheet. ECL allowances for FVOCI debt securities are included as a component of the carrying value of the securities, which are measured at fair value. ECL allowances for other financial assets are included in the carrying value of the instrument. ECL allowances for guarantees and loan commitments are included in other liabilities.

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ECL allowances are measured at amounts equal to either: (i) 12-month ECL; or (ii) lifetime ECL for those financial instruments which have experienced a significant increase in credit risk since initial recognition or when there is objective evidence of impairment. In contrast, under the incurred loss model lifetime credit losses were recognized when there was objective evidence of impairment and allowances for incurred but not identified credit losses were also recognized.

The calculation of ECL allowances is based on the expected value of three probability-weighted scenarios to measure the expected cash shortfalls, discounted at the effective interest rate. A cash shortfall is the difference between the contractual cash flows that are due and the cash flows that we expect to receive. The key inputs in the measurement of ECL allowances are as follows:

•	The probability of default (PD) is an estimate of the likelihood of default over a given time horizon;
•	The LGD is an estimate of the loss arising in the case where a default occurs at a given time; and
•	The exposure at default (EAD) is an estimate of the exposure at a future default date.

Lifetime ECL is the expected credit losses that result from all possible default events over the expected life of a financial instrument. 12-month ECL is the portion of lifetime expected credit losses that represent the expected credit losses that result from default events on the financial instrument that are possible within the 12 months after the reporting date.

Due to the inclusion of relative credit deterioration criteria and consideration of forward-looking information, lifetime credit losses are generally recognized earlier under IFRS 9.

Stage migration and significant increase in credit risk

As a result of the requirements above, financial instruments subject to ECL allowances are categorized into three stages.

For performing financial instruments:

Stage 1 is comprised of all performing financial instruments which have not experienced a significant increase in credit risk since initial recognition. We recognize 12 months of ECL for stage 1 financial instruments. In assessing whether credit risk has increased significantly, we compare the risk of a default occurring on the financial instrument as at the reporting date, with the risk of a default occurring on the financial instrument as at the date of its initial recognition.

Stage 2 is comprised of all performing financial instruments which have experienced a significant increase in credit risk since initial recognition. We recognize lifetime ECL for stage 2 financial instruments. In subsequent reporting periods, if the credit risk of the financial instrument improves such that there is no longer a significant increase in credit risk since initial recognition, then we revert to recognizing 12 months of ECL as the financial instrument has migrated back to stage 1.

We determine whether a financial instrument has experienced a significant increase in credit risk since its initial recognition on an individual financial instrument basis. Changes in the required ECL allowance, including the impact of financial instruments migrating between stage 1 and stage 2, are recorded in Provision for credit losses in the consolidated statement of income. Significant judgment is also required in the application of significant increase in credit risk (see Note 5 for additional details).

Stage 3 financial instruments are those that we have classified as impaired. We recognize lifetime ECL for all stage 3 financial instruments. We classify a financial instrument as impaired when one or more events that have a detrimental impact on the estimated future cash flows of that financial instrument have occurred after its initial recognition. Evidence of impairment includes indications that the borrower is experiencing significant financial difficulties, or a default or delinquency has occurred. Under IFRS 9, all financial instruments on which repayment of principal or payment of interest is contractually 90 days in arrears are automatically considered impaired, except for credit card loans which are classified as impaired and are fully written off when payments are contractually 180 days in arrears or at the earlier of the notice of bankruptcy, settlement proposal, or enlistment of credit counselling services. The determination of impairment was the same under IAS 39, except that under IAS 39: (i) residential mortgages guaranteed or insured by a Canadian government (federal or provincial) or a Canadian government agency were classified as impaired only when payments were contractually 365 days in arrears; and (ii) residential mortgages guaranteed or insured by a private insurer, or loans that were fully secured and in the process of collection were classified as impaired only when payments were contractually 180 days in arrears.

A financial instrument is no longer considered impaired when all past due amounts, including interest, have been recovered, and it is determined that the principal and interest are fully collectable in accordance with the original contractual terms or revised market terms of the financial instrument with all criteria for the impaired classification having been remedied.

Financial instruments are written off, either partially or in full, against the related allowance for credit losses when we judge that there is no realistic prospect of future recovery in respect of those amounts. When financial instruments are secured, this is generally after all collateral has been realized or transferred to CIBC, or in certain circumstances, when the net realizable value of any collateral and other available information suggests that there is no reasonable expectation of further recovery. In subsequent periods, any recoveries of amounts previously written off are credited to the provision for credit losses.

Purchased loans

Both purchased performing and purchased credit-impaired loans are initially measured at their acquisition date fair values. As a result of recording these loans at fair value, no allowance for credit losses is recognized in the purchase equation at the acquisition date under either IAS 39 or IFRS 9. Fair value is determined by estimating the principal and interest cash flows expected to be collected and discounting those cash flows at a market rate of interest. At the acquisition date, we classify a loan as performing where we expect timely collection of all amounts in accordance with the original contractual terms of the loan and as credit-impaired where it is probable that we will not be able to collect all contractually required payments.

For purchased performing loans, the acquisition date fair value adjustment on each loan is amortized to interest income over the expected remaining life of the loan using the effective interest rate method under both IAS 39 and IFRS 9. The remaining unamortized amounts relating to those loans are recorded in income in the period that the loan is repaid. Under IFRS 9, ECL allowances are established in Provision for credit losses in the consolidated statement of income immediately after the acquisition date based on classifying each loan in stage 1, since the acquisition date is established as the initial recognition date of purchased performing loans for the purpose of assessing whether a significant increase in credit risk has occurred. This is comparable to the requirements under IAS 39 where collective allowances were established after the acquisition date as the purchased loan portfolio turned over and to the extent that the credit quality of the acquired portfolio deteriorated. Subsequent to the acquisition date, ECL allowances are estimated in a manner consistent with our significant increase in credit risk and impairment policies that we apply to loans that we originate. Under IAS 39, actual individual allowances for credit losses were recorded as they arose subsequent to the acquisition date in a manner that was consistent with our IAS 39 impairment policy for loans that we originated.

For purchased credit-impaired loans under both IAS 39 and IFRS 9, the acquisition date fair value adjustment on each loan consists of management’s estimate of the shortfall of principal and interest cash flows expected to be collected and the time value of money. The time value of money component of the fair value adjustment is amortized to interest income over the expected remaining life of the loan using the effective interest rate method. Subsequent to

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the acquisition date, we regularly re-estimate the expected cash flows for purchased credit-impaired loans. Decreases in the expected cash flows will result in an increase in our ECL allowances under IFRS 9, which is consistent with the previous IAS 39 requirements. Increases in the expected cash flows will result in a recovery of the ECL allowance under IFRS 9. Under IAS 39, increases in the expected cash flows resulted in a recovery of provision for credit losses and a reduction in our allowance for credit losses, or if no allowance existed, an increase in interest income. ECL allowances for purchased credit-impaired loans are reported in stage 3.

Originated credit impaired financial assets

The accounting for originated credit impaired financial assets operates in a similar manner to the accounting for purchased credit-impaired loans in that originated credit impaired assets are initially recognized at fair value with no initial expected credit loss allowance as concerns about the collection of future cash flows is instead reflected in the origination date discount. The time value of money component of the discount is amortized to interest income over the expected remaining life of the financial asset using the effective interest rate method. Changes in expectation regarding the contractual cash flows for loans are recognized immediately in provision for credit losses and for securities are recognized in Gains (losses) from debt securities measured at FVOCI and amortized cost, net.

This accounting generally applies to financial assets that result from debt restructuring arrangements in which a previously impaired financial asset is exchanged for a new financial asset that is either recognized at a fair value that represents a deep discount to par or for which there are significant concerns over the ability to collect the contractual cash flows.

Other significant accounting policies related to the accounting for financial instruments following the application of IFRS 9 are as follows:

Determination of fair value

The transition to IFRS 9 did not impact the definition of fair value, which continues to be defined as the price that would be received to sell an asset or paid to transfer a liability between market participants in an orderly transaction in the principal market at the measurement date under current market conditions (i.e., the exit price). Fair value measurements are categorized into three levels within a fair value hierarchy (Level 1, 2 or 3) based upon the market observability of the valuation inputs used in measuring the fair value. See Note 2 for more details about fair value measurement subsequent to initial recognition by type of financial instrument.

Transaction costs

Transaction costs relating to financial instruments mandatorily measured or designated at FVTPL are expensed as incurred under IFRS 9, consistent with the accounting for transaction costs related to trading and FVO instruments under IAS 39. Transaction costs are amortized over the expected life of the instrument using the effective interest rate method for instruments measured at amortized cost under both IFRS 9 and IAS 39, and debt instruments measured at FVOCI under IFRS 9 and as AFS under IAS 39. For equity instruments designated at FVOCI under IFRS 9 and for equity instruments accounted for at AFS under IAS 39, transaction costs are included in the instrument’s carrying value.

Date of recognition of securities

Under IFRS 9, we continue to account for all securities on our consolidated balance sheet using settlement date accounting, consistent with our accounting under IAS 39.

Effective interest rate

Under IFRS 9, interest income and expense for all financial instruments measured at amortized cost and for debt securities measured at FVOCI is recognized in Interest income and Interest expense using the effective interest rate method, which is similar to the requirements under IAS 39 for loans and receivables and AFS debt securities. The effective interest rate is the rate that exactly discounts estimated future cash receipts or payments through the expected life of the financial instrument to the net carrying value of the financial asset or liability upon initial recognition. When calculating the effective interest rate, we estimate future cash flows considering all contractual terms of the financial instrument, but not future credit losses.

Fees relating to loan origination, including commitment, restructuring and renegotiation fees, are considered an integral part of the yield earned on the loan and are accounted for using the effective interest rate method. Fees received for commitments that are not expected to result in a loan are included in Non-interest income over the commitment period. Loan syndication fees are included in Non-interest income on completion of the syndication arrangement, provided that the yield on the portion of the loan we retain is at least equal to the average yield earned by the other lenders involved in the financing; otherwise, an appropriate portion of the fee is deferred as unearned income and amortized to interest income using the effective interest rate method.

Under IFRS 9, interest income is recognized on stage 1 and stage 2 financial assets measured at amortized cost by applying the effective interest rate to the gross carrying amount of the financial instrument. For stage 3 financial instruments, interest income is recognized using the rate of interest used to discount the estimated future cash flows for the purpose of measuring the impairment loss and applied to the net carrying value of the financial instrument, which is similar to the methodology under IAS 39 applied to impaired loans.

Securitizations and derecognition of financial assets

Securitization of our own assets provides us with an additional source of liquidity. As we generally retain substantially all of the risks and rewards of the transferred assets, assets remain on the consolidated balance sheet and funding from these transactions is accounted for as Deposits – secured borrowing transactions.

Under both IAS 39 and IFRS 9, securitizations to non-consolidated structured entities (SEs) are accounted for as sales, with the related assets being derecognized, only where:

•	Our contractual right to receive cash flows from the assets has expired;
•

We transfer our contractual rights to receive the cash flows of the financial asset, and have: (i) transferred substantially all the risks and rewards of ownership, or (ii) neither retained nor transferred substantially all the risks and rewards, but have not retained control; or

•	The transfer meets the criteria of a qualifying pass-through arrangement.

Derecognition of financial liabilities

Under both IFRS 9 and IAS 39, a financial liability is derecognized when the obligation under the liability is discharged, cancelled or expires. If an existing financial liability is replaced by another liability from the same lender on substantially different terms, or the terms of the existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in

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the respective carrying values is recognized in the consolidated statement of income. The repurchase of a debt instrument is considered an extinguishment of that debt instrument even if we intend to resell the instrument in the near term.

Financial guarantees

Financial guarantees are financial contracts that require the issuer to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payment when due in accordance with the original or modified terms of a debt instrument.

Under both IAS 39 and IFRS 9, financial guarantee contracts issued by CIBC that are not classified as insurance contracts are initially recognized as a liability at fair value, adjusted for transaction costs that are directly attributable to the issuance of the guarantees, which is generally the premium received or receivable on the date the guarantee was given. Subsequently, financial guarantee liabilities are measured at the higher of the initial fair value, less cumulative amortization, and the applicable allowance. Under IFRS 9 the allowance is calculated using the ECL methodology, while under IAS 39 the allowance, if any, represented the present value of any expected payment when a payment under the guarantee had become probable. A financial guarantee that qualifies as a derivative is remeasured at fair value as at each reporting date and reported as Derivative instruments in assets or liabilities, as appropriate.

Mortgage commitments

Mortgage interest rate commitments are extended to our retail clients in contemplation of borrowing to finance the purchase of homes under mortgages to be funded by CIBC in the future. These commitments are usually for periods of up to 120 days and generally entitle the borrower to receive funding at the lower of the interest rate at the time of the commitment and the rate applicable at the funding date. We use financial instruments, such as interest rate derivatives, to economically hedge our exposure to an increase in interest rates. Based on our estimate of the commitments expected to be exercised, a financial liability would be recognized on our consolidated balance sheet, to which we apply the FVO. We also carry the associated economic hedges at fair value on the consolidated balance sheet. Changes in the fair value of the FVO commitment liability and the associated economic hedges are included in gains (losses) from financial instruments measured/designated at FVTPL, net under IFRS 9 and FVO gains (losses), net under IAS 39. In addition, since the fair value of the commitments is priced into the mortgage, the difference between the mortgage amount and its fair value at funding is recognized in the consolidated statement of income to offset the carrying value of the mortgage commitment that is released upon its expiry.

Offsetting of financial assets and financial liabilities

Financial assets and financial liabilities are offset, and the amount presented net, when we have a legally enforceable right to set off the recognized amounts and intend to settle on a net basis or to realize the asset and settle the liability simultaneously.

Acceptances and customers’ liability under acceptances

Acceptances constitute a liability of CIBC on negotiable instruments issued to third parties by our customers. We earn a fee for guaranteeing and then making the payment to the third parties. The amounts owed to us by our customers in respect of these guaranteed amounts are reflected in assets as Customers’ liability under acceptances.

Securities purchased under resale agreements and obligations related to securities sold under repurchase agreements

Securities purchased under resale agreements are treated as collateralized lending transactions as they represent the purchase of securities affected with a simultaneous agreement to sell them back at a future date at a fixed price, which is generally near term. These transactions are classified and measured at amortized cost under IFRS 9, as they meet the SPPI criteria and are managed under a hold to collect business model. Under IAS 39, they were also generally accounted for at amortized cost unless they were designated under the FVO. Under IFRS 9, an ECL is applied to these instruments, while under IAS 39 an allowance was only provided to the extent there was an impairment. Under both IFRS 9 and IAS 39 interest income is accrued using the effective interest rate method and is included in Interest income – Securities borrowed or purchased under resale agreements in the consolidated statement of income.

Similarly, securities sold under agreements to repurchase are treated as collateralized borrowing transactions with interest expense accrued using the effective interest rate method and are included in Interest expense – Securities lent or sold under repurchase agreements in the consolidated statement of income.

Cash collateral on securities borrowed and securities lent

The right to receive back cash collateral paid and the obligation to return cash collateral received on borrowing and lending of securities, which is generally near term, is recognized as cash collateral on securities borrowed and securities lent, respectively. These transactions are classified and measured at amortized cost as they meet the SPPI criteria and are managed under a hold to collect business model. Under IFRS 9, an ECL is applied to these instruments, while under IAS 39 an allowance was only provided to the extent there was an impairment. Interest income on cash collateral paid and interest expense on cash collateral received together with the security borrowing fees and security lending income are included in Interest income – Securities borrowed or purchased under resale agreements and Interest expense – Securities lent or sold under repurchase agreements, respectively. For securities borrowing and lending transactions where securities are pledged or received as collateral, securities pledged by CIBC remain on the consolidated balance sheet and securities received by CIBC are not recognized on the consolidated balance sheet.

Derivatives

We use derivative instruments for both asset/liability management (ALM) and trading purposes. The derivatives used for ALM purposes allow us to manage financial risks, such as movements in interest and foreign exchange rates, while our derivative trading activities are primarily driven by client trading activities. We may also take proprietary trading positions with the objective of earning income.

Under both IAS 39 and IFRS 9, all derivative instruments are recognized initially, and are measured subsequently, at fair value and are reported as assets where they have a positive fair value and as liabilities where they have a negative fair value, in both cases as derivative instruments. Any realized and unrealized gains or losses on derivatives used for trading purposes were recognized immediately in Trading income (loss) under IAS 39 and are recognized in Gains (losses) from financial instruments measured/designated at FVTPL, net under IFRS 9. The accounting for derivatives used for ALM purposes depends on whether they qualify for hedge accounting as discussed below.

Fair values of exchange-traded derivatives are based on quoted market prices. Fair values of over-the-counter (OTC) derivatives, including OTC derivatives that are centrally cleared, are obtained using valuation techniques, including discounted cash flow models and option pricing models. See Note 12 for further information on the valuation of derivatives.

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Derivatives used for ALM purposes that qualify for hedge accounting

As permitted under IFRS 9, we have elected to continue to apply the hedge accounting requirements of IAS 39. However, we have adopted the new hedge accounting disclosure requirements under the amendments to IFRS 7 “Financial Instruments: Disclosures”. Details of the additional disclosures are provided in Note 13.

We apply hedge accounting for derivatives held for ALM purposes that meet specified criteria. There are three types of hedges: fair value, cash flow and hedges of net investments in foreign operations (NIFOs). When hedge accounting is not applied, the change in the fair value of the derivative is recognized in the consolidated statement of income (see “Derivatives used for ALM purposes that are not designated for hedge accounting” below).

In order for derivatives to qualify for hedge accounting, the hedge relationship must be designated and formally documented at its inception in accordance with IAS 39. The particular risk management objective and strategy, the specific asset, liability or cash flow being hedged, as well as how hedge effectiveness is assessed, are documented. Hedge effectiveness requires a high correlation of changes in fair values or cash flows between the hedged and hedging items.

We assess the effectiveness of derivatives in hedging relationships, both at inception and on an ongoing basis. Ineffectiveness results to the extent that the change in the fair value of the hedging derivative differs from the change in the fair value of the hedged risk in the hedged item; or the cumulative change in the fair value of the hedging derivative exceeds the cumulative change in the fair value of expected future cash flows of the hedged item. The amount of ineffectiveness of hedging instruments is recognized immediately in the consolidated statement of income.

Fair value hedges

We designate fair value hedges primarily as part of interest rate risk management strategies that use derivatives to hedge changes in the fair value of financial instruments with fixed interest rates. Changes in fair value attributed to the hedged interest rate risk are accounted for as basis adjustments to the hedged financial instruments and are included in Net interest income. Changes in fair value from the hedging derivatives are also included in Net interest income. Any differences between the two represent hedge ineffectiveness that is included in Net interest income.

Similarly, for hedges of foreign exchange risk, changes in the fair value from the hedging derivatives and non-derivatives are included in FXOTT. Changes in the fair value of the hedged item from the hedged foreign exchange risk are accounted for as basis adjustments and are also included in FXOTT. Any difference between the two represents hedge ineffectiveness.

If the hedging instrument expires or is sold, terminated or exercised, or where the hedge no longer meets the criteria for hedge accounting, the hedge relationship is terminated and the basis adjustment applied to the hedged item is amortized over the remaining term of the hedged item. If the hedged item is derecognized, the unamortized basis adjustment is recognized immediately in the consolidated statement of income.

Cash flow hedges

We designate cash flow hedges as part of interest rate risk management strategies that use derivatives to mitigate our risk from variable cash flows by effectively converting certain variable-rate financial instruments to fixed-rate financial instruments, and as part of foreign exchange rate risk management strategies to hedge forecasted foreign currency denominated cash flows. We also designate cash flow hedges to hedge changes in CIBC’s share price in respect of certain cash-settled share-based payment awards.

The effective portion of the change in fair value of the derivative instrument is recognized in OCI until the variability in cash flows being hedged is recognized in the consolidated statement of income in future accounting periods, at which time an appropriate portion of the amount that was in AOCI is reclassified into the consolidated statement of income. The ineffective portion of the change in fair value of the hedging derivative is included in Net interest income, FXOTT, or Non-interest expenses immediately as it arises.

If the hedging instrument expires or is sold, terminated or exercised, or where the hedge no longer meets the criteria for hedge accounting, the hedge relationship is terminated. Upon termination of the hedge relationship, any remaining amount in AOCI remains therein until it is recognized in the consolidated statement of income when the variability in cash flows hedged or the hedged forecast transaction is ultimately recognized in the consolidated statement of income. When the forecasted transaction is no longer expected to occur, the related cumulative gain or loss in AOCI is recognized immediately in the consolidated statement of income.

Hedges of NIFOs with a functional currency other than the Canadian dollar

We may designate NIFO hedges to mitigate the foreign exchange risk on our NIFOs with a functional currency other than the Canadian dollar.

These hedges are accounted for in a similar manner to cash flow hedges. The change in fair value of the hedging instrument relating to the effective portion is recognized in OCI. The change in fair value of the hedging instrument attributable to the forward points and relating to the ineffective portion are recognized immediately in FXOTT. Gains and losses in AOCI are reclassified to the consolidated statement of income upon the disposal or partial disposal of the investment in the foreign operation, as explained in the “Foreign currency translation” policy above.

Derivatives used for ALM purposes that are not designated for hedge accounting

The change in fair value of the derivatives not designated as accounting hedges but used to economically hedge FVO assets or liabilities was included in FVO gains (losses), net under IAS 39 and Gains (losses) from financial instruments measured/designated at FVTPL, net under IFRS 9. The change in fair value of other derivatives not designated as accounting hedges but used for other economic hedging purposes is included in FXOTT, Non-interest income, or in the case of economic hedges of cash-settled share-based payment obligations, in compensation expense, as appropriate.

Embedded derivatives

Under both IAS 39 and IFRS 9, derivatives embedded in financial liabilities are accounted for as separate derivatives when their economic characteristics and risks are not closely related to those of the host instrument and the terms of the embedded derivative represent those of a freestanding derivative in situations where the combined instrument is not classified as FVTPL or designated as FVTPL using the FVO. These embedded derivatives, which are classified together with the host instrument on the consolidated balance sheet, are measured at fair value, with changes therein included in the consolidated statement of income. The residual amount of the host liability is accreted to its maturity value through Interest income and Interest expense, respectively, using the effective interest rate method.

Gains at inception on derivatives embedded in financial instruments bifurcated for accounting purposes are not recognized at inception; instead they are recognized over the life of the residual host instrument. Where an embedded derivative is separable from the host instrument but the fair value, as at the acquisition or reporting date, cannot be reliably measured separately or is otherwise not bifurcated, the entire combined contract is measured at FVTPL.

Under IFRS 9, embedded derivatives are no longer bifurcated from financial assets as was the case under IAS 39. Instead the financial asset is classified in its entirety into the appropriate classification at initial recognition through an assessment of the contractual cash flow characteristics of the asset and the business model under which it is managed.

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Accumulated other comprehensive income

AOCI is included on the consolidated balance sheet as a separate component of total equity, net of income tax. It includes net unrealized gains and losses on FVOCI debt and equity securities under IFRS 9 (AFS under IAS 39), the effective portion of gains and losses on derivative instruments designated within effective cash flow hedges, unrealized foreign currency translation gains and losses on foreign operations with a functional currency other than the Canadian dollar net of gains or losses on related hedges, net gains (losses) related to fair value changes of FVO liabilities attributable to changes in own credit risk, and net gains (losses) on post-employment defined benefit plans.

Treasury shares

Where we repurchase our own equity instruments, these instruments are treated as treasury shares and are deducted from equity at their cost with any gain or loss recognized in Contributed surplus or Retained earnings as appropriate. No gain or loss is recognized in the consolidated statement of income on the purchase, sale, issue or cancellation of our own equity instruments. Any difference between the carrying value and the consideration, if reissued, is also included in Contributed surplus.

Liabilities and equity

We classify financial instruments as a liability or equity based on the substance of the contractual arrangement. An instrument is classified as a liability if it is a contractual obligation to deliver cash or another financial asset, or to exchange financial assets or financial liabilities at potentially unfavourable terms. A contract is also classified as a liability if it is a non-derivative and could obligate us to deliver a variable number of our own shares or it is a derivative other than one that can be settled by the delivery of a fixed amount of cash or another financial asset for a fixed number of our own equity instruments. An instrument is classified as equity if it evidences a residual interest in our assets after deducting all liabilities. The components of a compound financial instrument are classified and accounted for separately as assets, liabilities, or equity as appropriate. Incremental costs directly attributable to the issuance of equity instruments are shown in equity, net of income tax.

Land, buildings and equipment

Land is recognized initially at cost and is subsequently measured at cost less any accumulated impairment losses. Buildings, furniture, equipment and leasehold improvements are recognized initially at cost and are subsequently measured at cost less accumulated amortization and any accumulated impairment losses.

Depreciation commences when the assets are available for use and is recognized on a straight-line basis to depreciate the cost of these assets to their estimated residual value over their estimated useful lives. The estimated useful lives are as follows:

•	Buildings – 40 years
•	Computer equipment – 3 to 7 years
•	Office furniture and other equipment – 4 to 15 years
•	Leasehold improvements – over the estimated useful life

Depreciation methods, useful lives and residual values are reviewed at each annual reporting date and are adjusted if appropriate.

Gains and losses on disposal are included in Non-interest income – Other.

We consider a portion of land and a building underlying a finance lease arrangement as investment property since we sub-lease this portion to third parties. Our investment property is recognized initially at cost and is subsequently measured at cost less accumulated amortization and any accumulated impairment losses. Our investment property is depreciated on a straight-line basis over its estimated useful life, being the term of the lease.

Rental income is included in Non-interest income – Other.

Goodwill, software and other intangible assets

Goodwill represents the excess of the purchase price over the fair value of the net identifiable assets, liabilities and contingent liabilities acquired in business combinations. Identifiable intangible assets are recognized separately from goodwill when they are separable or arise from contractual or other legal rights, and have fair values that can be reliably measured.

Goodwill is not amortized, but is subject to impairment review at least annually or more frequently if there are indicators that the goodwill may be impaired. Refer to the “Impairment of non-financial assets” policy below.

Intangible assets represent software and customer relationships, core deposit intangibles, investment management contracts, and brand names recognized as part of past acquisitions. Intangible assets with definite useful lives are measured at cost less accumulated amortization and accumulated impairment losses. Each intangible asset is assessed for legal, regulatory, contractual, competitive or other factors to determine if the useful life is definite. Intangible assets with definite useful lives are amortized over their estimated useful lives, which are as follows:

•	Software – 5 to 10 years
•	Contract-based intangibles – 8 to 15 years
•	Core deposit and customer relationship intangibles – 3 to 16 years

Intangible assets with indefinite useful lives are measured at cost less any accumulated impairment losses. Indefinite life intangible assets are tested for impairment at least annually and whenever there is an indication that the asset may be impaired. Refer to the “Impairment of non-financial assets” policy below.

Impairment of non-financial assets

The carrying values of non-financial assets with definite useful lives, including buildings and equipment, investment property, and intangible assets with definite useful lives are reviewed to determine whether there is any indication of impairment. Goodwill and intangible assets with indefinite useful lives are tested for impairment at least annually, and whenever there is an indication that the asset may be impaired. If any such indication of impairment exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss, if any.

For the purpose of reviewing non-financial assets with definite useful lives for impairment, asset groups are reviewed at their lowest level for which identifiable cash inflows are largely independent of cash inflows of other assets or groups of assets. This grouping is referred to as a cash-generating unit (CGU).

Corporate assets do not generate separate cash inflows. Corporate assets are tested for impairment at the minimum collection of CGUs to which the corporate asset can be allocated reasonably and consistently.

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Consolidated financial statements

The recoverable amount is the greater of fair value less costs to sell and value in use. Value in use is the present value of the future cash flows expected to be derived from the asset or CGU. When the carrying value exceeds its recoverable amount, an impairment loss equal to the difference between the two amounts is recognized in the consolidated statement of income. If an impairment subsequently reverses, the carrying value of the asset is increased to the extent that the carrying value of the underlying assets does not exceed the carrying value that would have been determined, net of depreciation or amortization, if no impairment had been recognized. Any impairment reversal is recognized in the consolidated statement of income in the period in which it occurs.

Goodwill is assessed for impairment based on the group of CGUs expected to benefit from the synergies of the business combination, and the lowest level at which management monitors the goodwill. Any potential goodwill impairment is identified by comparing the recoverable amount of the CGU grouping to which the goodwill is allocated to its carrying value including the allocated goodwill. If the recoverable amount is less than its carrying value, an impairment loss is recognized in the consolidated statement of income in the period in which it occurs. Impairment losses on goodwill are not subsequently reversed if conditions change.

Income taxes

Income tax comprises current tax and deferred tax. Income tax is recognized in the consolidated statement of income, except to the extent that it relates to items recognized in OCI or directly in equity, in which case it is recognized accordingly.

Current tax is the tax expected to be payable on the taxable profit for the year, calculated using tax rates enacted or substantively enacted as at the reporting date, and any adjustment to tax payable in respect of previous years. Current tax assets and liabilities are offset when CIBC intends to settle on a net basis and the legal right to offset exists.

Deferred tax is recognized on temporary differences between the carrying value of assets and liabilities on the consolidated balance sheet and the corresponding amounts attributed to such assets and liabilities for tax purposes. Deferred tax liabilities are generally recognized for all taxable temporary differences unless the temporary differences relate to our NIFOs and will not reverse in the foreseeable future. Deferred tax assets, other than those arising from our NIFOs, are recognized to the extent that it is probable that future taxable profits will be available against which deductible temporary differences can be utilized. Deferred tax assets arising from our NIFOs are recognized for deductible temporary differences which are expected to reverse in the foreseeable future to the extent that it is probable that future taxable profits will be available against which these deductible temporary differences can be utilized. Deferred tax is not recognized for temporary differences on the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable income, or for taxable temporary differences arising on the initial recognition of goodwill.

Deferred tax is measured at the tax rates that are expected to be applied to the temporary differences when they reverse, based on the laws that have been enacted or substantively enacted as at the reporting date.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets and liabilities and they relate to income taxes levied by the same tax authority on the same taxable entity or tax reporting group.

Pension and other post-employment benefits

We are the sponsor of a number of employee benefit plans. These plans include both defined benefit and defined contribution pension plans, and various other post-employment benefit plans including post-retirement medical and dental benefits.

Defined benefit plans

The cost of pensions and other post-employment benefits earned by employees is actuarially determined separately for each plan using the projected unit credit method and our best estimate of salary escalation, retirement ages of employees, mortality and expected health-care costs. This represents CIBC’s defined benefit obligation, which is measured as at the reporting date. The discount rate used to measure the defined benefit obligation is based on the yield of a portfolio of high-quality corporate bonds denominated in the same currency in which the benefits are expected to be paid and with terms to maturity that, on average, match the terms of the defined benefit obligation.

Plan assets are measured at fair value as at the reporting date.

The net defined benefit asset (liability) represents the present value of the defined benefit obligation less the fair value of plan assets. The net defined benefit asset (liability) is included in Other assets and Other liabilities, respectively.

Current service cost reflects the cost of providing post-employment benefits earned by employees in the current period. Current service cost is calculated as the present value of the benefits attributed to the current year of service and is recognized in the consolidated statement of income. The current service cost is calculated using a separate discount rate to reflect the longer duration of future benefit payments associated with the additional year of service to be earned by the plan’s active participants.

Past service costs arising from plan amendments or curtailments are recognized in net income in the period in which they arise.

Net interest income or expense comprises interest income on plan assets and interest expense on the defined benefit obligation. Interest income is calculated by applying the discount rate to the plan assets, and interest expense is calculated by applying the discount rate to the defined benefit obligation. Net interest income or expense is recognized in the consolidated statement of income.

Actuarial gains and losses represent changes in the present value of the defined benefit obligation which result from changes in actuarial assumptions and differences between previous actuarial assumptions and actual experience, and from differences between the actual return on plan assets and assumed interest income on plan assets. Net actuarial gains and losses are recognized in OCI in the period in which they arise and are not subject to subsequent reclassification to net income. Cumulative net actuarial gains and losses are included in AOCI.

When the calculation results in a net defined benefit asset, the recognized asset is limited to the present value of economic benefits available in the form of future refunds from the plan or reductions in future contributions to the plan (the asset ceiling). For plans where we do not have an unconditional right to a refund of surplus, we determine the asset ceiling by reference to future economic benefits available in the form of reductions in future contributions to the plan, in which case the present value of economic benefits is calculated giving consideration to minimum funding requirements for future service that apply to the plan. Where a reduction in future contributions to the plan is not currently realizable at the reporting date, we estimate whether we will have the ability to reduce contributions for future service at some point during the life of the plan by taking into account, among other things, expected future returns on plan assets. If it is anticipated that we will not be able to recover the value of the net defined benefit asset, after considering minimum funding requirements for future service, the net defined benefit asset is reduced to the amount of the asset ceiling.

When the payment in the future of minimum funding requirements related to past service would result in a net defined benefit surplus, or an increase in a net defined benefit surplus, the minimum funding requirements are recognized as a liability to the extent that the surplus would not be fully available as a refund or a reduction in future contributions. Any funded status surplus is limited to the present value of future economic benefits available in the form of refunds from the plan or reductions in future contributions to the plan.

CIBC 2018 ANNUAL REPORT	113

Consolidated financial statements

Defined contribution plans

Costs for defined contribution plans are recognized during the year in which the service is provided.

Other long-term employee benefits

CIBC sponsors a closed long-term disability plan that is classified as a long-term defined benefit arrangement. As the amount of the long-term disability benefit does not depend on the length of service, the obligation is recognized when an event occurs that gives rise to an obligation to make payments. CIBC also offers other medical and dental benefits to employees while on long-term disability.

The amount of other long-term employee benefits is actuarially calculated using the projected unit credit method. Under this method, the benefit is discounted to determine its present value. The methodology used to determine the discount rate used to value the long-term employee benefit obligation is consistent with that for pension and other post-employment benefit plans. Actuarial gains and losses and past service costs are recognized in the consolidated statement of income in the period in which they arise.

Share-based payments

We provide compensation to certain employees and directors in the form of share-based awards.

Compensation expense for share-based awards is recognized from the service commencement date to the earlier of the contractual vesting date or the employee’s retirement eligible date. For grants regularly awarded in the annual incentive compensation cycle (annual incentive grant), the service commencement date is considered to be the start of the fiscal year that precedes the fiscal year in which the grant is made. The service commencement date in respect of special awards granted outside of the annual cycle is the grant date. The amount of compensation expense recognized is based on management’s best estimate of the number of share-based awards expected to vest, including estimates of expected forfeitures, which are revised periodically as appropriate. For the annual incentive grant, compensation expense is recognized from the service commencement date based on the estimated fair value of the forthcoming grant with the estimated fair value adjusted to the actual fair value at the grant date.

Under the Restricted Share Award (RSA) plans, where grants are settled in the cash equivalent of common shares, changes in the obligation which arise from fluctuations in the market price of common shares, net of related hedges, are recognized in the consolidated statement of income as compensation expense in proportion to the award recognized. Under the Restricted Stock plan, where restricted stock is granted and settled in common shares, compensation expense is based on the grant date fair value. Compensation expense results in a corresponding increase to contributed surplus. When the restricted stock vests and is released from restriction, the amount recognized in Contributed surplus is credited to common share capital.

Under the Performance Share Unit (PSU) plan, where grants are settled in the cash equivalent of common shares, changes in the obligation which arise from fluctuations in the market price of common shares, and revised estimates of the performance factor, net of related hedges, are recognized in the consolidated statement of income as compensation expense in proportion to the award recognized. The performance factor ranges from 75% to 125% of the initial number of units awarded based on CIBC’s performance relative to the other major Canadian banks.

Compensation expense in respect of the Employee Stock Option Plan (ESOP) is based on the grant date fair value. Where the service commencement date precedes the grant date, compensation expense is recognized from the service commencement date based on the estimated fair value of the award at the grant date, with the estimated fair value adjusted to the actual fair value at the grant date. Compensation expense results in a corresponding increase to contributed surplus. If the ESOP award is exercised, the proceeds we receive, together with the amount recognized in Contributed surplus, are credited to common share capital. If the ESOP award expires unexercised, the compensation expense remains in Contributed surplus.

As part of our acquisition of Wellington Financial Fund V LP (Wellington Financial) in the first quarter of 2018, equity-settled awards in the form of exchangeable shares with specific service and non-market performance vesting conditions were issued to selected employees. Compensation expense in respect of the exchangeable shares is based on the grant date fair value, adjusted for changes in the estimated impact of the non-market performance conditions.

Compensation in the form of Deferred Share Units (DSUs) issued pursuant to the Deferred Share Unit Plan, the Deferred Compensation Plan (DCP), and the Directors’ Plan, entitle the holder to receive the cash equivalent of a CIBC common share. At the time DSUs are granted, the related expense in respect of the cash compensation that an employee or director would otherwise receive would have been fully recognized. Changes in the obligations which arise from fluctuations in the market price of common shares, net of related hedges, are recognized in the consolidated statement of income as compensation expense for employee DSUs and as Non-interest expense – Other for Directors’ DSUs.

Our contributions under the Employee Share Purchase Plan (ESPP) are expensed as incurred.

The impact due to changes in common share price in respect of cash-settled share-based compensation under the RSA and PSU plans is hedged through the use of derivatives. We designate these derivatives within cash flow hedge accounting relationships. The effective portion of the change in fair value of these derivatives is recognized in OCI and is reclassified into compensation expense, within the consolidated statement of income, over the period that the hedged awards impact the consolidated statement of income. The ineffective portion of the change in fair value of the hedging derivatives is recognized in the consolidated statement of income immediately as it arises.

Provisions and contingent liabilities

Provisions are liabilities of uncertain timing or amount. A provision is recognized when we have a present legal or constructive obligation as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. The provision is recognized as the best estimate of the amount required to settle the obligation at the reporting date, taking into account the risk and uncertainties related to the obligation. Where material, provisions are discounted to reflect the time value of money and the increase in the obligation due to the passage of time is presented as Interest expense in the consolidated statement of income.

Contingent liabilities are possible obligations that arise from past events whose existence will be confirmed only by the occurrence, or non-occurrence, of one or more uncertain future events not wholly within the control of CIBC, or are present obligations that have arisen from past events but are not recognized because it is not probable that settlement will require the outflow of economic benefits.

Provisions and contingent liabilities are disclosed in the consolidated financial statements.

Fee and commission income

The recognition of fee and commission income is determined by the purpose of the fee or commission and the basis of accounting for any associated financial instrument. Income earned on completion of a significant act is recognized when the act is completed. Income earned from the provision of services is recognized as revenue as the services are provided. Income which forms an integral part of the effective interest rate of a financial instrument is recognized as an adjustment to the effective interest rate.

Underwriting and advisory fees, and commissions on securities transactions are recognized as revenue over the period that the related services are provided or at the time the related services are completed.

114	CIBC 2018 ANNUAL REPORT

Consolidated financial statements

Deposit and payment fees and insurance fees consist of monthly and annual fees that are recognized over the period that the related services are provided, and transactional fees that are recognized at the time the related services are provided.

Card fees primarily include interchange income, overlimit fees, cash advance fees, and annual fees. Card fees are recognized as billed, except for annual fees, which are recognized over the 12-month period to which they relate, and the portion of interchange income related to loyalty points, which is recognized when the loyalty points are redeemed.

Investment management fees are primarily based on the respective value of the assets under management (AUM) or assets under administration (AUA) and are recognized over the period that the related services are provided. Investment management fees relating to our asset management and private wealth management business are generally calculated based on point-in-time AUM balances, whereas investment management fees relating to our retail brokerage business are generally calculated based on point-in-time AUA balances. Custodial fees are recognized as revenue over the applicable service period, which is generally the contract term.

Mutual fund fees are recognized over the period that the mutual funds are managed and are based upon the daily net asset values of the respective mutual funds.

Earnings per share

We present basic and diluted EPS for our common shares.

Basic EPS is computed by dividing net income for the period attributable to CIBC common shareholders by the weighted-average number of common shares outstanding during the period.

Diluted EPS is computed by dividing net income for the period attributable to CIBC common shareholders by the weighted-average number of diluted common shares outstanding for the period. Diluted common shares reflect the potential dilutive effect of contingently issuable shares and the exercise of stock options based on the treasury stock method. The number of contingently issuable shares included in diluted EPS is based on the number of shares that would be issuable if the end of the reporting period were the end of the contingency period. For stock options, the treasury stock method determines the number of incremental common shares by assuming that outstanding stock options, whose exercise price is less than the average market price of common shares during the period, are exercised and then reduced by the number of common shares assumed to be repurchased with the exercise proceeds from the assumed exercise of the options. When there is a loss attributable to CIBC common shareholders, diluted EPS equals basic EPS. The number of contingently issuable shares included in diluted EPS is based on the number of shares that would be issuable if the end of the reporting period were the end of the contingency period.

CIBC 2018 ANNUAL REPORT	115

Consolidated financial statements

Transition impact from adoption of IFRS 9

As indicated above, CIBC adopted IFRS 9 in place of IAS 39 as of November 1, 2017. As permitted, we did not restate our prior period comparative consolidated financial statements, which are reported under IAS 39 and are therefore not comparable to the information presented for 2018. Differences in the carrying amounts of financial instruments that resulted from the adoption of IFRS 9, other than from the voluntary adoption of the “own credit” provisions, have been recognized in our opening November 1, 2017 retained earnings and AOCI as if we had always followed the requirements of IFRS 9. The following table reconciles the carrying amounts under IAS 39 to the carrying amounts under IFRS 9, and the impact, net of tax, on shareholders’ equity and total equity due to the transition to IFRS 9 on November 1, 2017:

$ millions	IAS 39 carrying amount as at Oct. 31, 2017		Reclassification		Remeasurements		IFRS 9 carrying amount as at Nov. 1, 2017
ASSETS
Cash and non-interest-bearing deposits with banks	$3,440		$–		$–		$3,440
Interest-bearing deposits with banks	10,712		–		–		10,712
Securities
Trading and FVO securities
Opening balance	50,827
To securities mandatorily measured and designated at FVTPL			(50,827	) (1)
Closing balance							–
AFS and HTM securities
Opening balance	42,592
To debt securities measured at FVOCI			(32,945	) (2)
To equity securities designated at FVOCI			(459	) (3)
To securities mandatorily measured at FVTPL			(1,092	) (4)
To securities measured at amortized cost			(8,096	) (5)
Closing balance							–
Securities mandatorily measured and designated at FVTPL
Opening balance	–
From AFS securities			1,092	(4)
From trading and FVO securities			50,827	(1)
From loans			12	(4)
Closing balance							51,931
Debt securities measured at FVOCI
Opening balance	–
From AFS securities			32,945	(2)
Closing balance							32,945
Equity securities designated at FVOCI
Opening balance	–
From AFS securities			459	(3)
Closing balance							459
Securities measured at amortized cost
Opening balance	–
From AFS and HTM securities			8,110	(5)
Closing balance							8,110
	93,419		26		–		93,445
Cash collateral on securities borrowed	5,035		–		–		5,035
Securities purchased under resale agreements	40,383	(6)	–		–		40,383
Loans
Loans, net of allowance for credit losses	356,734		(375	) (4)	(138	) (7)	356,221
Loans mandatorily measured at FVTPL	–		363	(4)	–		363
	356,734		(12)		(138)		356,584
Other	55,541		2		25		55,568
Total assets	$565,264		$16		$(113)		$565,167
LIABILITIES AND EQUITY
Deposits (8)	$439,706		$–		$–		$439,706
Cash collateral on securities lent	2,024		–		–		2,024
Obligations related to securities sold under repurchase agreements	27,971		–		–		27,971
Subordinated indebtedness	3,209		–		–		3,209
Obligations related to securities sold short	13,713		–		–		13,713
Other	47,404		–		(6)		47,398
Total liabilities	534,027		–		(6)		534,021
Equity
Preferred shares	1,797		–		–		1,797
Common shares	12,548		–		–		12,548
Contributed surplus	137		–		–		137
Retained earnings	16,101		4		(148)		15,957
Accumulated other comprehensive income
Opening balance	452
Reclassification of AFS debt securities to securities measured at amortized cost			16
Reclassification of AFS equity securities to securities mandatorily measured at FVTPL			(4)
Recognition of ECL under IFRS 9 on debt securities measured at FVOCI					45
Closing balance							509
Total shareholders’ equity	31,035		16		(103)		30,948
Non-controlling interests	202		–		(4)		198
Total equity	31,237		16		(107)		31,146
	$565,264		$16		$(113)		$565,167

(1)	In our structured credit run-off portfolio, certain securities have been reclassified from FVO to securities mandatorily measured at FVTPL.
(2)

Certain AFS debt securities have been reclassified to debt securities measured at FVOCI as the securities met the “solely payment of principal and interest” criteria under IFRS 9 and are managed under a “hold to collect and to sell” business model.

(3)	Certain securities have been reclassified from AFS to equity securities designated at FVOCI.
(4)	Certain asset-backed securities and asset-backed loans have been reclassified from either AFS or loans to securities or loans mandatorily measured at FVTPL.
(5)

Certain debt securities have been reclassified from AFS to securities measured at amortized cost as they met the “solely payment of principal and interest” criteria under IFRS 9 and are held within a business model whose objective is to hold assets to collect the contractual cash flows. The fair value of these securities that were still held at October 31, 2018 was $3,970 million. The change in fair value of these securities that would have been recognized in OCI during the year was a loss of $35 million had these securities continued to be measured at fair value through OCI. In addition, certain HTM securities that are managed under a “hold to collect” business model were reclassified to securities measured at amortized cost.

(6)	Includes $1,450 million of certain securities purchased under resale agreements that are measured at FVTPL using the FVO under IAS 39 and as mandatorily measured at FVTPL under IFRS 9.
(7)	Comprises measurement adjustments of $69 million related to ECL and $69 million related to the application of the effective interest rate method recognized upon transition to IFRS 9.
(8)	Includes FVO deposits of $5,947 million under both IAS 39 and IFRS 9.

116	CIBC 2018 ANNUAL REPORT

Consolidated financial statements

The most significant impact was in respect of the transition from an incurred loss model under IAS 39 to an expected credit loss model under IFRS 9 for the determination of allowances for credit losses. For our business and government portfolios, the individually assessed allowances for impaired instruments recognized under IAS 39 have generally been replaced by stage 3 allowances under IFRS 9, while the collective allowances for performing financial instruments have generally been replaced by either stage 1 or stage 2 allowances under IFRS 9. For our retail portfolios, the portion of our collective allowances that relate to impaired financial instruments under IAS 39 have generally been replaced by stage 3 allowances under IFRS 9, while the performing portion of our collective allowances have generally been replaced by either stage 1 or stage 2 allowances under IFRS 9.

The following table reconciles the closing allowance for credit losses in accordance with IAS 39 as at October 31, 2017, to the opening ECL allowance determined in accordance with IFRS 9 as at November 1, 2017:

$ millions, as at		October 31, 2017					November 1, 2017
	IAS 39				IFRS 9
	Individual allowance	Collective allowance	Total	Remeasurements	Stage 1	Stage 2	Stage 3	Total (1)
Loans
Residential mortgages	$2	$201	$203	$19	$28	$43	$151	$222
Personal	7	488	495	(19)	164	202	110	476
Credit card	–	386	386	128	101	413	–	514
Business and government	183	470	653	(65)	234	150	204	588
	$192	$1,545	$1,737	$63	$527	$808	$465	$1,800
Comprises:
Loans	$192	$1,426	$1,618	$69	$474	$748	$465	$1,687
Undrawn credit facilities and other off-balance sheet exposures (2)	–	119	119	(6)	53	60	–	113
Securities
Debt securities measured at FVOCI (3)	n/a	n/a	n/a	$49	$14	$35	$–	$49
(1)	In addition, ECL allowances for other financial assets classified as amortized cost were immaterial as at November 1, 2017.
(2)	Included in other liabilities on the consolidated balance sheet.
(3)	The ECL allowances for debt securities measured at FVOCI are recognized in AOCI and do not affect the carrying value on our consolidated balance sheet, as these securities are measured at fair value.
n/a	Not applicable under IAS 39.

Note 2	Fair value measurement

This note presents the fair values of financial instruments and explains how we determine those values. Note 1, “Basis of preparation and summary of significant accounting policies” sets out the accounting treatment for each measurement category of financial instruments.

Fair value is defined as the price that would be received to sell an asset, or paid to transfer a liability, between market participants in an orderly transaction in the principal market at the measurement date under current market conditions (i.e., the exit price). The determination of fair value requires judgment and is based on market information, where available and appropriate. Fair value measurements are categorized into three levels within a fair value hierarchy (Level 1, 2 or 3) based on the valuation inputs used in measuring the fair value, as outlined below.

•

Level 1 – Unadjusted quoted market prices in active markets for identical assets or liabilities we can access at the measurement date. Bid prices, ask prices or prices within the bid and ask, which are the most representative of the fair value, are used as appropriate to measure fair value. Fair value is best evidenced by an independent quoted market price for the same instrument in an active market. An active market is one where transactions are occurring with sufficient frequency and volume to provide quoted prices on an ongoing basis.

•

Level 2 – Quoted prices for identical assets or liabilities in markets that are inactive or observable market quotes for similar instruments, or use of valuation techniques where all significant inputs are observable. Inactive markets may be characterized by a significant decline in the volume and level of observed trading activity or through large or erratic bid/offer spreads. In instances where traded markets do not exist or are not considered sufficiently active, we measure fair value using valuation models.

•	Level 3 – Non-observable or indicative prices or use of valuation techniques where one or more significant inputs are non-observable.

For a significant portion of our financial instruments, quoted market prices are not available because of the lack of traded markets, and even where such markets do exist, they may not be considered sufficiently active to be used as a final determinant of fair value. When quoted market prices in active markets are not available, we would consider using valuation models. The valuation model and technique we select maximizes the use of observable market inputs to the extent possible and appropriate in order to estimate the price at which an orderly transaction would take place at the measurement date. In an inactive market, we consider all reasonably available information, including any available pricing for similar instruments, recent arm’s-length market transactions, any relevant observable market inputs, indicative dealer or broker quotations, and our own internal model-based estimates.

Valuation adjustments are an integral component of our fair valuation process. We apply judgment in establishing valuation adjustments that take into account various factors that may have an impact on the valuation. Such factors include, but are not limited to, the bid-offer spread, illiquidity due to lack of market depth, parameter uncertainty and other market risk, model risk and credit risk.

Generally, the unit of account for a financial instrument is the individual instrument, and valuation adjustments are applied at an individual instrument level, consistent with that unit of account. In cases where we manage a group of financial assets and liabilities that consist of substantially similar and offsetting risk exposures, the fair value of the group of financial assets and liabilities are measured on the basis of the net open risks.

We apply judgment in determining the most appropriate inputs and the weighting we ascribe to each such input as well as in our selection of valuation methodologies. Regardless of the valuation technique we use, we incorporate assumptions that we believe market participants would make for credit, funding, and liquidity considerations. When the fair value of a financial instrument at inception is determined using a valuation technique that incorporates significant non-observable market inputs, no inception profit or loss (the difference between the determined fair value and the transaction price) is recognized at the time the asset or liability is first recorded. Any gains or losses at inception are deferred and recognized only in future periods over the term of the instruments or when market quotes or data become observable.

CIBC 2018 ANNUAL REPORT	117

Consolidated financial statements

We have an ongoing process for evaluating and enhancing our valuation techniques and models. Where enhancements are made, they are applied prospectively, so that fair values reported in prior periods are not recalculated on the new basis. Valuation models used, including analytics for the construction of yield curves and volatility surfaces, are vetted and approved, consistent with our model risk policy.

To ensure that valuations are appropriate, we have established internal guidance on fair value measurement, which is reviewed periodically in recognition of the dynamic nature of markets and the constantly evolving pricing practices in the market. A number of policies and controls are put in place to ensure that the internal guidance on fair value measurement is being applied consistently and appropriately. Fair value of publicly issued securities and derivatives is independently validated at least once a month. Valuations are verified to external sources such as exchange quotes, broker quotes or other management-approved independent pricing sources. Key model inputs, such as yield curves and volatilities, are independently verified. The results from the independent price validation and any valuation adjustments are reviewed by the Independent Price Verification Committee on a monthly basis. This includes, but is not limited to, reviewing fair value adjustments and methodologies, independent price verification results, limits and valuation uncertainty. Fair value of privately issued securities is reviewed on a quarterly basis.

Due to the judgment used in applying a wide variety of acceptable valuation techniques and models, as well as the use of estimates inherent in this process, estimates of fair value for the same or similar assets may differ among financial institutions. The calculation of fair value is based on market conditions as at each consolidated balance sheet date, and may not be reflective of ultimate realizable value.

Methods and assumptions

Financial instruments with fair value equal to carrying value

For financial instruments that are not carried on the consolidated balance sheet at fair value and where we consider the carrying value to be a reasonable approximation of fair value due to their short-term nature and generally negligible credit risk, the fair values disclosed for these financial instruments are assumed to equal their carrying values. These financial instruments are: cash and non-interest-bearing deposits with banks; short-term interest-bearing deposits with banks; cash collateral on securities borrowed; securities purchased under resale agreements; customers’ liability under acceptances; cash collateral on securities lent; obligations related to securities sold under repurchase agreements; acceptances; deposits with demand features; and certain other financial assets and liabilities.

Securities

The fair value of debt or equity securities and obligations related to securities sold short are based on quoted bid or ask market prices where available in an active market.

Securities for which quotes in an active market are not available are valued using all reasonably available market information as described below.

Fair value of government issued or guaranteed securities that are not traded in an active market are calculated by applying valuation techniques such as discounted cash flow models using implied yields derived from the prices of actively traded government securities and most recently observable spread differentials.

The fair value of corporate debt securities is determined using the most recently executed transaction prices, and where appropriate, adjusted to the price of these securities obtained from independent dealers, brokers, and third-party multi-contributor consensus pricing sources. When observable price quotations are not available, fair value is determined based on discounted cash flow models using observable discounting curves such as benchmark and government yield curves and spread differentials observed through independent dealers, brokers, and third-party multi-contributor consensus pricing sources.

Asset-backed securities (ABS) and mortgage-backed securities (MBS) not issued or guaranteed by a government are valued using discounted cash flow models making maximum use of market observable inputs, such as broker quotes on identical or similar securities and other pricing information obtained from third-party pricing sources adjusted for the characteristics and the performance of the underlying collateral. Other key inputs used include prepayment and liquidation rates, credit spreads, and discount rates commensurate with the risks involved. These assumptions factor information that is derived from actual transactions, underlying reference asset performance, external market research, and market indices, where appropriate.

Privately issued debt and equity securities, which include certain Community Reinvestment Act equity investments and Federal Home Loan Bank (FHLB) stock are valued using recent market transactions, where available. Otherwise, fair values are derived from valuation models using a market or income approach. These models consider various factors, including projected cash flows, earnings, revenue or other third-party evidence as available. The fair value of limited partnership investments is based upon net asset values published by third-party fund managers and is adjusted for more recent information, where available and appropriate. The carrying value of Community Reinvestment Act equity investments and FHLB stock approximates fair value.

Loans

The fair value of variable-rate loans and loans for which interest rates are repriced or reset frequently are assumed to be equal to their carrying value. The fair value for fixed-rate loans is estimated using a discounted cash flow calculation that uses market interest rates.

The ultimate fair value of loans disclosed is net of the associated allowance for credit losses. The fair value of loans is not adjusted for the value of any credit derivatives used to manage the credit risk associated with them. The fair value of these credit derivatives is disclosed separately.

Other assets and other liabilities

Other assets and other liabilities mainly comprise accrued interest receivable or payable, brokers’ client accounts receivable or payable, and accounts receivable or payable.

The fair values of other assets and other liabilities are primarily assumed to be at cost or amortized cost as we consider the carrying value to be a reasonable approximation of fair value. Other assets also include investment in bank-owned life insurance carried at the cash surrender value, which is assumed to be a reasonable approximation of fair value.

Deposits

The fair values of floating-rate deposits and demand deposits are assumed to be equal to their amortized cost. The fair value of fixed-rate deposits is determined by discounting the contractual cash flows using either current market interest rates with similar remaining terms or rates estimated using internal models and broker quotes. The fair value of deposit notes issued to CIBC Capital Trust is determined by reference to the quoted market prices of CIBC Tier 1 Notes issued by CIBC Capital Trust. The fair value of deposit liabilities with embedded optionality includes the fair value of those options. The fair value of equity- and commodity-linked notes includes the fair value of embedded equity and commodity derivatives.

118	CIBC 2018 ANNUAL REPORT

Consolidated financial statements

Certain FVO deposits are structured notes that have coupons or repayment terms linked to the performance of commodities, debt or equity securities. Fair value of these structured notes is estimated using internally vetted valuation models for the debt and embedded derivative portions of the notes by incorporating market observable prices of the referenced securities or comparable securities, and other inputs such as interest rate yield curves, market volatility levels, foreign exchange rates and changes in our own credit risk, where appropriate. Where observable prices or inputs are not available, management judgment is required to determine fair values by assessing other relevant sources of information such as historical data, proxy information from similar transactions, and through extrapolation and interpolation techniques. Appropriate market risk valuation adjustments for such inputs are assessed in all such instances.

The fair value of secured borrowings, which comprises liabilities issued by or as a result of activities associated with the securitization of residential mortgages, the Covered Bond Programme, and consolidated securitization vehicles, is based on identical or proxy market observable quoted bond prices or determined by discounting the contractual cash flows using maximum market observable inputs, such as market interest rates, or credit spreads implied by debt instruments of similar credit quality, as appropriate.

Subordinated indebtedness

The fair value of subordinated indebtedness is determined by reference to market prices for the same or similar debt instruments.

Derivative instruments

The fair value of exchange-traded derivatives such as options and futures is based on quoted market prices. OTC derivatives primarily consist of interest rate swaps, foreign exchange forwards, equity and commodity derivatives, interest rate and currency derivatives, and credit derivatives. For such instruments, where quoted market prices or third-party consensus pricing information are not available, valuation techniques are employed to estimate fair value on the basis of pricing models. Such vetted pricing models incorporate current market measures for interest rates, foreign exchange rates, equity and commodity prices and indices, credit spreads, corresponding market volatility levels, and other market-based pricing factors.

In order to reflect the observed market practice of pricing collateralized and uncollateralized derivatives, our valuation approach uses overnight indexed swap (OIS) curves as the discount rate for valuing collateralized derivatives and uses an estimated market cost of funds curve as the discount rate for valuing uncollateralized derivatives. The impact of valuing uncollateralized derivatives based on an estimated market cost of funds curve reduces the fair value of uncollateralized derivative assets incremental to the reduction in fair value for credit risk already reflected through the credit valuation adjustment (CVA). In contrast, the use of a market cost of funds curve reduces the fair value of uncollateralized derivative liabilities in a manner that generally includes adjustments for our own credit. As market practices continue to evolve in regard to derivative valuation, further adjustments may be required in the future.

In determining the fair value of complex and customized derivatives, such as equity, credit, and commodity derivatives written in reference to indices or baskets of reference, we consider all reasonably available information including any relevant observable market inputs, third-party consensus pricing inputs, indicative dealer and broker quotations, and our own internal model-based estimates, which are vetted and pre-approved in accordance with our model risk policy, and are regularly and periodically calibrated. The model calculates fair value based on inputs specific to the type of contract, which may include stock prices, correlation for multiple assets, interest rates, foreign exchange rates, yield curves, and volatility surfaces. Where observable prices or inputs are not available, management judgment is required to determine fair values by assessing other relevant sources of information such as historical data, proxy information from similar transactions, and through extrapolation and interpolation techniques. Appropriate parameter uncertainty and market risk valuation adjustments for such inputs and other model risk valuation adjustments are assessed in all such instances.

In addition to reflecting estimated market funding costs in our valuation of uncollateralized derivative receivables, we also consider whether a CVA is required to recognize the risk that any given derivative counterparty may not ultimately be able to fulfill its obligations. The CVA is driven off market-observed credit spreads or proxy credit spreads and our assessment of the net counterparty credit risk exposure. In assessing this exposure, we also take into account credit mitigants such as collateral, master netting arrangements, and settlements through clearing houses. As noted above, the fair value of uncollateralized derivative liabilities based on market cost of funding generally includes adjustments for our own credit.

Mortgage commitments

The fair value of FVO mortgage commitments is for fixed-rate residential mortgage commitments and is based on changes in market interest rates for the loans between the commitment and the consolidated balance sheet dates. The valuation model takes into account the expected probability that outstanding commitments will be exercised as well as the length of time the commitment is offered.

CIBC 2018 ANNUAL REPORT	119

Consolidated financial statements

Fair value of financial instruments

		IFRS 9
		Carrying value
$ millions, as at October 31		Amortized cost	Mandatorily measured at FVTPL	Designated at FVTPL	Fair value through OCI	Total	Fair value	Fair value over (under) carrying value
2018	Financial assets
	Cash and deposits with banks	$17,637	$54	$–	$–	$17,691	$17,691	$–
	Securities	12,876	52,394	184	36,210	101,664	101,507	(157)
	Cash collateral on securities borrowed	5,488	–	–	–	5,488	5,488	–
	Securities purchased under resale agreements	40,128	3,322	–	–	43,450	43,450	–
	Loans
	Residential mortgages	207,523	12	–	–	207,535	205,868	(1,667)
	Personal	42,577	–	–	–	42,577	42,559	(18)
	Credit card	12,255	–	–	–	12,255	12,255	–
	Business and government	92,605	16,424	–	–	109,029	108,917	(112)
	Derivative instruments	–	21,431	–	–	21,431	21,431	–
	Customers’ liability under acceptances	10,265	–	–	–	10,265	10,265	–
	Other assets	10,230	–	–	–	10,230	10,230	–
	Financial liabilities
	Deposits
	Personal	$163,113	$–	$766	$–	$163,879	$163,642	$(237)
	Business and government	233,174	–	6,975	–	240,149	240,374	225
	Bank	14,380	–	–	–	14,380	14,380	–
	Secured borrowings	42,481	–	126	–	42,607	42,868	261
	Derivative instruments	–	20,973	–	–	20,973	20,973	–
	Acceptances	10,296	–	–	–	10,296	10,296	–
	Obligations related to securities sold short	–	13,782	–	–	13,782	13,782	–
	Cash collateral on securities lent	2,731	–	–	–	2,731	2,731	–
	Obligations related to securities sold under repurchase agreements	30,840	–	–	–	30,840	30,840	–
	Other liabilities	13,030	95	17	–	13,142	13,142	–
	Subordinated indebtedness	4,080	–	–	–	4,080	4,340	260

		IAS 39
		Carrying value
$ millions, as at October 31		Amortized cost	Trading	Designated at fair value	Fair value through OCI	Total	Fair value	Fair value over (under) carrying value
2017	Financial assets
	Cash and deposits with banks	$13,735	$417	$–	$–	$14,152	$14,152	$–
	Securities	2,435	50,679	148	40,157	93,419	93,406	(13)
	Cash collateral on securities borrowed	5,035	–	–	–	5,035	5,035	–
	Securities purchased under resale agreements	38,933	–	1,450	–	40,383	40,383	–
	Loans
	Residential mortgages	207,056	12	–	–	207,068	206,135	(933)
	Personal	40,442	–	–	–	40,442	40,438	(4)
	Credit card	11,992	–	–	–	11,992	11,992	–
	Business and government	83,222	14,010	–	–	97,232	97,188	(44)
	Derivative instruments	–	24,342	–	–	24,342	24,342	–
	Customers’ liability under acceptances	8,824	–	–	–	8,824	8,824	–
	Other assets	7,386	–	–	–	7,386	7,386	–
	Financial liabilities
	Deposits
	Personal	$158,690	$–	$637	$–	$159,327	$159,302	$(25)
	Business and government	220,050	–	5,572	–	225,622	225,955	333
	Bank	13,789	–	–	–	13,789	13,789	–
	Secured borrowings	40,634	–	334	–	40,968	41,391	423
	Derivative instruments	–	23,271	–	–	23,271	23,271	–
	Acceptances	8,828	–	–	–	8,828	8,828	–
	Obligations related to securities sold short	–	13,713	–	–	13,713	13,713	–
	Cash collateral on securities lent	2,024	–	–	–	2,024	2,024	–
	Obligations related to securities sold under repurchase agreements	27,971	–	–	–	27,971	27,971	–
	Other liabilities	9,782	126	9	–	9,917	9,917	–
	Subordinated indebtedness	3,209	–	–	–	3,209	3,541	332

120	CIBC 2018 ANNUAL REPORT

Consolidated financial statements

Fair value of derivative instruments

$ millions, as at October 31				2018			2017
		Positive	Negative	Net	Positive	Negative	Net
Held for trading
Interest rate derivatives
Over-the-counter	– Forward rate agreements	$113	$8	$105	$56	$44	$12
	– Swap contracts	4,603	5,901	(1,298)	6,968	7,220	(252)
	– Purchased options	92	–	92	153	–	153
	– Written options	–	100	(100)	–	168	(168)
		4,808	6,009	(1,201)	7,177	7,432	(255)
Exchange-traded	– Purchased options	1	–	1	–	–	–
	– Written options	–	–	–	–	153	(153)
		1	–	1	–	153	(153)
Total interest rate derivatives		4,809	6,009	(1,200)	7,177	7,585	(408)
Foreign exchange derivatives
Over-the-counter	– Forward contracts	2,916	2,655	261	3,603	3,097	506
	– Swap contracts	4,825	4,979	(154)	6,028	6,012	16
	– Purchased options	240	–	240	217	–	217
	– Written options	–	233	(233)	–	243	(243)
		7,981	7,867	114	9,848	9,352	496
Total foreign exchange derivatives		7,981	7,867	114	9,848	9,352	496
Credit derivatives
Over-the-counter	– Credit default swap contracts – protection purchased	115	13	102	130	31	99
	– Credit default swap contracts – protection sold	3	131	(128)	11	148	(137)
Total credit derivatives		118	144	(26)	141	179	(38)
Equity derivatives
Over-the-counter		1,951	2,340	(389)	1,197	2,323	(1,126)
Exchange-traded		1,659	1,490	169	1,541	936	605
Total equity derivatives		3,610	3,830	(220)	2,738	3,259	(521)
Precious metal derivatives
Over-the-counter		63	29	34	40	74	(34)
Exchange-traded		143	229	(86)	186	50	136
Total precious metal derivatives		206	258	(52)	226	124	102
Other commodity derivatives
Over-the-counter		2,527	838	1,689	1,138	775	363
Exchange-traded		67	258	(191)	84	1	83
Total other commodity derivatives		2,594	1,096	1,498	1,222	776	446
Total held for trading		19,318	19,204	114	21,352	21,275	77
Held for ALM
Interest rate derivatives
Over-the-counter	– Forward rate agreements	–	1	(1)	1	–	1
	– Swap contracts	773	243	530	1,065	300	765
	– Purchased options	11	–	11	3	–	3
	– Written options	–	8	(8)	–	2	(2)
Total interest rate derivatives		784	252	532	1,069	302	767
Foreign exchange derivatives
Over-the-counter	– Forward contracts	117	7	110	87	14	73
	– Swap contracts	1,205	1,461	(256)	1,707	1,631	76
	– Purchased options	–	–	–	1	–	1
	– Written options	–	–	–	–	1	(1)
Total foreign exchange derivatives		1,322	1,468	(146)	1,795	1,646	149
Credit derivatives
Over-the-counter	– Credit default swap contracts – protection purchased	–	3	(3)	–	3	(3)
	– Credit default swap contracts – protection sold	–	–	–	–	–	–
Total credit derivatives		–	3	(3)	–	3	(3)
Equity derivatives
Over-the-counter		7	46	(39)	126	44	82
Total equity derivatives		7	46	(39)	126	44	82
Other commodity derivatives
Over-the-counter		–	–	–	–	1	(1)
Total other commodity derivatives		–	–	–	–	1	(1)
Total held for ALM		2,113	1,769	344	2,990	1,996	994
Total fair value		21,431	20,973	458	24,342	23,271	1,071
Less: effect of netting		(11,789)	(11,789)	–	(13,977)	(13,977)	–
		$9,642	$9,184	$458	$10,365	$9,294	$1,071

Assets and liabilities not carried on the consolidated balance sheet at fair value

The table below presents the fair values by level within the fair value hierarchy for those assets and liabilities in which fair value is not assumed to equal the carrying value:

	Level 1		Level 2		Level 3
	Quoted market price		Valuation technique – observable market inputs		Valuation technique – non-observable market inputs		Total 2018	Total 2017
$ millions, as at October 31	2018	2017	2018	2017	2018 (1)	2017
Financial assets
Amortized cost securities (2017: HTM securities)	$–	$–	$12,283	$2,422	$436	$–	$12,719	$2,422
Loans
Residential mortgages	–	–	–	–	205,856	206,123	205,856	206,123
Personal	–	–	–	–	42,559	40,438	42,559	40,438
Credit card	–	–	–	–	12,255	11,992	12,255	11,992
Business and government	–	–	–	–	92,493	83,178	92,493	83,178
Investment in equity-accounted associates (1)	–	192	–	–	101	164	101	356
Financial liabilities
Deposits
Personal	$–	$–	$48,116	$43,047	$1,989	$1,524	$50,105	$44,571
Business and government	–	–	120,612	117,461	1,489	1,801	122,101	119,262
Bank	–	–	10,003	8,568	–	–	10,003	8,568
Secured borrowings	–	–	38,612	37,995	4,130	3,062	42,742	41,057
Subordinated indebtedness	–	–	4,340	3,541	–	–	4,340	3,541

(1)	See Note 25 for details of our equity-accounted associates.

CIBC 2018 ANNUAL REPORT	121

Consolidated financial statements

Financial instruments carried on the consolidated balance sheet at fair value

The table below presents the fair values of financial instruments by level within the fair value hierarchy:

	Level 1		Level 2		Level 3
	Quoted market price		Valuation technique – observable market inputs		Valuation technique – non-observable market inputs		Total 2018	Total 2017
$ millions, as at October 31	2018	2017	2018	2017	2018	2017
Financial assets
Deposits with banks	$–	$–	$54	$417	$–	$–	$54	$417
Securities mandatorily measured and designated at FVTPL (2017: Trading and FVO securities)
Government issued or guaranteed	4,264	2,403	16,328 (1)	13,103 (1)	–	–	20,592	15,506
Corporate equity	25,140	30,737	208	255	6	32	25,354	31,024
Corporate debt	–	–	3,675	2,256	26	–	3,701	2,256
Mortgage- and asset-backed	–	–	2,612 (2)	1,944	319	97 (2)	2,931	2,041
	29,404	33,140	22,823	17,558	351	129	52,578	50,827
Loans mandatorily measured at FVTPL (2017: Trading loans)
Business and government	–	–	15,942	13,907	482	103	16,424	14,010
Residential mortgages	–	–	12	12	–	–	12	12
	–	–	15,954	13,919	482	103	16,436	14,022
Debt securities measured at FVOCI (2017: AFS debt securities)
Government issued or guaranteed	2,844	4,299	24,763	21,015	–	–	27,607	25,314
Corporate debt	–	–	4,543	5,152	–	4	4,543	5,156
Mortgage- and asset-backed	–	–	3,498	7,544	–	1,674	3,498	9,218
	2,844	4,299	32,804	33,711	–	1,678	35,648	39,688
Equity securities designated at FVOCI (2017: AFS equity securities)
Corporate equity	42	28	235	152	285	289	562	469
	42	28	235	152	285	289	562	469
Securities purchased under resale agreements measured at FVTPL (2017: FVO securities purchased under resale agreements)	–	–	3,322	1,450 (3)	–	–	3,322	1,450
Derivative instruments
Interest rate	–	–	5,593	8,218	–	28	5,593	8,246
Foreign exchange	–	–	9,303	11,643	–	–	9,303	11,643
Credit	–	–	3	11	115	130	118	141
Equity	1,727	1,541	1,783	1,285	107	38	3,617	2,864
Precious metal	–	–	206	226	–	–	206	226
Other commodity	143	270	2,451	952	–	–	2,594	1,222
	1,870	1,811	19,339	22,335	222	196	21,431	24,342
Total financial assets	$34,160	$39,278	$94,531	$89,542	$1,340	$2,395	$130,031	$131,215
Financial liabilities
Deposits and other liabilities (4)	$–	$–	$(7,556)	$(6,309)	$(423)	$(369)	$(7,979)	$(6,678)
Obligations related to securities sold short	(4,443)	(7,291)	(9,339)	(6,422)	–	–	(13,782)	(13,713)
	(4,443)	(7,291)	(16,895)	(12,731)	(423)	(369)	(21,761)	(20,391)
Derivative instruments
Interest rate	–	–	(6,152)	(7,867)	(109)	(20)	(6,261)	(7,887)
Foreign exchange	–	–	(9,335)	(10,998)	–	–	(9,335)	(10,998)
Credit	–	–	(16)	(34)	(131)	(148)	(147)	(182)
Equity	(1,489)	(937)	(2,268)	(2,289)	(119)	(77)	(3,876)	(3,303)
Precious metal	–	–	(258)	(124)	–	–	(258)	(124)
Other commodity	(487)	(203)	(609)	(574)	–	–	(1,096)	(777)
	(1,976)	(1,140)	(18,638)	(21,886)	(359)	(245)	(20,973)	(23,271)
Total financial liabilities	$(6,419)	$(8,431)	$(35,533)	$(34,617)	$(782)	$(614)	$(42,734)	$(43,662)

(1)	Includes $52 million related to securities designated at FVTPL (2017: included $54 million related to FVO securities).
(2)	Includes $132 million (2017: $94 million) related to FVO asset-backed securities.
(3)	Certain securities purchased under resale agreements were designated at fair value by electing the FVO under IAS 39. These securities are measured at FVTPL under IFRS 9.
(4)

Comprises FVO deposits of $7,517 million (2017: $5,947 million), net bifurcated embedded derivative liabilities of $350 million (2017: $596 million), FVO other liabilities of $17 million (2017: $9 million), and other financial liabilities measured at fair value of $95 million (2017: $126 million).

122	CIBC 2018 ANNUAL REPORT

Consolidated financial statements

Transfers between levels in the fair value hierarchy are deemed to have occurred at the beginning of the year in which the transfer occurred. Transfers between levels can occur as a result of additional or new information regarding valuation inputs and changes in their observability. During the year, we transferred $211 million of securities mandatorily measured at FVTPL (2017: nil) and $854 million of securities sold short (2017: $405 million) from Level 1 to Level 2 due to reduced observability in the inputs used to value these securities. In addition, transfers between Level 2 and Level 3 were made during 2018 and 2017, primarily due to changes in the observability of certain market volatility inputs that were used in measuring the fair value of our embedded derivatives.

The following table presents the changes in fair value of financial assets and liabilities in Level 3. These instruments are measured at fair value utilizing non-observable market inputs. We often hedge positions with offsetting positions that may be classified in a different level. As a result, the gains and losses for assets and liabilities in the Level 3 category presented in the table below do not reflect the effect of offsetting gains and losses on the related hedging instruments that are classified in Level 1 and Level 2.

				Net gains (losses) included in income (1)
$ millions, for the year ended October 31	IAS 39 Opening balance	Reclassification upon adoption of IFRS 9 (2)	IFRS 9 Opening balance	Realized (3)	Unrealized (3)(4)	Net unrealized gains (losses) included in OCI (5)	Transfer in to Level 3	Transfer out of Level 3	Purchases	Issuances	Sales	Settlements	Closing balance
2018
Securities mandatorily measured at FVTPL (2017: Trading securities)
Corporate equity	$32	$10	$42	$2	$(3)	$–	$–	$–	$–	$–	$(3)	$(32)	$6
Corporate debt	–	–	–	–	–	–	–	–	26	–	–	–	26
Mortgage- and asset-backed	3	707	710	3	9	–	12	–	95	–	(105)	(405)	319
Securities designated at FVTPL (2017: FVO securities)
Asset-backed	94	(94)	–	–	–	–	–	–	–	–	–	–	–
Loans mandatorily measured at FVTPL (2017: Trading loans)
Business and government	103	363	466	–	(5)	(5)	–	(2)	704	91	(171)	(596)	482
Debt securities measured at FVOCI (2017: AFS debt securities)
Government issued or guaranteed	–	–	–	–	–	–	479	–	–	–	(479)	–	–
Corporate debt	4	–	4	(5)	1	–	–	–	26	–	(26)	–	–
Mortgage- and asset-backed	1,674	(1,674)	–	–	–	–	–	–	–	–	–	–	–
Equity securities designated at FVOCI (2017: AFS equity securities)
Corporate equity	289	(10)	279	(3)	(2)	5	–	–	219	–	(213)	–	285
Derivative instruments
Interest rate	28	–	28	–	(20)	–	–	–	–	–	–	(8)	–
Credit	130	–	130	(17)	2	–	–	–	–	–	–	–	115
Equity	38	–	38	–	(27)	–	12	(1)	109	–	–	(24)	107
Total assets	$2,395	$(698)	$1,697	$(20)	$(45)	$–	$503	$(3)	$1,179	$91	$(997)	$(1,065)	$1,340
Deposits and other liabilities (6)	$(369)	$–	$(369)	$–	$117	$–	$(126)	$81	$–	$(226)	$–	$100	$(423)
Derivative instruments
Interest rate	(20)	–	(20)	–	(79)	–	–	–	–	–	–	(10)	(109)
Credit	(148)	–	(148)	17	(2)	–	–	–	–	–	–	2	(131)
Equity	(77)	–	(77)	–	40	–	(71)	46	–	(147)	–	90	(119)
Total liabilities	$(614)	$–	$(614)	$17	$76	$–	$(197)	$127	$–	$(373)	$–	$182	$(782)
2017
Trading securities
Corporate equity	$40	n/a	n/a	$–	$4	$–	$–	$–	$–	$–	$–	$(12)	$32
Mortgage- and asset-backed	496	n/a	n/a	2	(3)	–	–	–	–	–	–	(492)	3
FVO securities
Asset-backed	94	n/a	n/a	3	8	–	–	–	–	–	–	(11)	94
Trading loans
Business and government	–	n/a	n/a	–	1	–	–	–	13	101	(8)	(4)	103
AFS securities
Corporate equity	344	n/a	n/a	71	(10)	(46)	–	–	40	27	(137)	–	289
Corporate debt	5	n/a	n/a	–	(1)	–	–	–	–	–	–	–	4
Mortgage- and asset-backed	1,947	n/a	n/a	5	–	(5)	–	–	653	–	–	(926)	1,674
Derivative instruments
Interest rate	31	n/a	n/a	–	(2)	–	–	–	1	–	–	(2)	28
Credit	140	n/a	n/a	(11)	1	–	–	–	–	–	–	–	130
Equity	24	n/a	n/a	–	19	–	6	(19)	21	–	–	(13)	38
Total assets	$3,121	n/a	n/a	$70	$17	$(51)	$6	$(19)	$728	$128	$(145)	$(1,460)	$2,395
Deposits and other liabilities (6)	$(506)	n/a	n/a	$–	$(101)	$–	$(15)	$65	$–	$(191)	$–	$379	$(369)
Derivative instruments
Interest rate	(35)	n/a	n/a	–	14	–	–	1	–	–	–	–	(20)
Credit	(197)	n/a	n/a	20	–	–	–	–	–	–	–	29	(148)
Equity	(42)	n/a	n/a	–	(25)	–	(41)	35	–	(22)	–	18	(77)
Total liabilities	$(780)	n/a	n/a	$20	$(112)	$–	$(56)	$101	$–	$(213)	$–	$426	$(614)

(1)	Cumulative AOCI gains or losses related to equity securities designated at FVOCI are reclassified from AOCI to retained earnings at the time of disposal or derecognition.
(2)	Certain reclassifications have been made upon adoption of IFRS 9. See Note 1 for more details about our transition to IFRS 9 on November 1, 2017.
(3)	Includes foreign currency gains and losses related to debt securities measured at FVOCI.
(4)	Comprises unrealized gains and losses relating to these assets and liabilities held at the end of the reporting year.
(5)	Foreign exchange translation on loans mandatorily measured at FVTPL held by foreign operations is included in OCI.
(6)	Includes FVO deposits of $112 million (2017: $40 million) and net bifurcated embedded derivative liabilities of $311 million (2017: $329 million).
n/a	Not applicable.

CIBC 2018 ANNUAL REPORT	123

Consolidated financial statements

Quantitative information about significant non-observable inputs

Valuation techniques using one or more non-observable inputs are used for a number of financial instruments. The following table discloses the valuation techniques and quantitative information about the significant non-observable inputs used in Level 3 financial instruments:

					Range of inputs
$ millions, as at October 31	2018	Valuation techniques		Key non-observable inputs	Low		High
Securities mandatorily measured at FVTPL
Corporate equity	$6	Adjusted net asset value	(1)	Net asset value	n/a		n/a
		Valuation multiple		Earnings multiple	17.1		17.1
Corporate debt	26	Discounted cash flow		Discount rate	7.5%		7.5%
Mortgage- and asset-backed	319	Discounted cash flow		Credit spread	0.9%		2.3%
		Market proxy or direct broker quote		Market proxy or direct broker quote	–%		0.5%
Equity securities designated at FVOCI
Corporate equity
Limited partnerships	210	Adjusted net asset value	(1)	Net asset value	n/a		n/a
Private companies	75	Valuation multiple		Revenue multiple	1.5		6.9
		Discounted cash flow		Discount rate	18.9%		18.9%
Loans mandatorily measured at FVTPL
Business and government	482	Discounted cash flow		Credit spread	0.6%		0.7%
		Discounted cash flow		Discount rate	4.8%		4.8%
Derivative instruments
Credit	115	Market proxy or direct broker quote		Market proxy or direct broker quote	–%		18.5%
Equity	107	Option model		Market volatility	13.4%		13.4%
				Market correlation	33.3%		88.4%
Total assets	$1,340
Deposits and other liabilities	$(423)	Option model		Market volatility	7.7%		39.2%
				Market correlation	(100.0	) %	100.0%
Derivative instruments
Interest rate	(109)	Proprietary model	(2)	n/a	n/a		n/a
		Option model		Market volatility	12.0%		26.8%
Credit	(131)	Market proxy or direct broker quote		Market proxy or direct broker quote	–%		18.5%
Equity	(119)	Option model		Market correlation	20.2%		97.4%
Total liabilities	$(782)

(1)

Adjusted net asset value is determined using reported net asset values obtained from the fund manager or general partner of the limited partnership and may be adjusted for current market levels where appropriate.

(2)	Using valuation techniques which we consider to be non-observable.
n/a	Not applicable.

Sensitivity of Level 3 financial assets and liabilities

The following section describes the significant non-observable inputs identified in the table above, the interrelationships between those inputs, where applicable and the change in fair value if changing one or more of the non-observable inputs within a reasonably possible range would impact the fair value significantly.

The fair value of our investments in private companies is derived from applying applicable valuation multiples to financial indicators such as revenue or earnings. Earnings multiples or revenue multiples represent the ratios of earnings or revenue to enterprise value and are often used as non-observable inputs in the fair value measurement of our investments in private companies. We apply professional judgment in our selection of the multiple from comparable listed companies, which is then further adjusted for company-specific factors. The fair value of private companies is sensitive to changes in the multiple we apply. An increase or a decrease in earnings multiples or revenue multiples generally results in an increase or a decrease respectively, in the fair value of our investments in private companies. By adjusting the multiple upward and downward within a reasonably possible range, the aggregate fair value of our investments in private companies would increase by $11 million or decrease by $8 million (2017: increase by $10 million or decrease by $8 million).

The fair value of our limited partnerships is determined based on the net asset value provided by the fund managers, adjusted as appropriate. The fair value of limited partnerships is sensitive to changes in the net asset value and by adjusting the net asset value within a reasonably possible range, the aggregate fair value of our limited partnerships would increase or decrease by $23 million (2017: $22 million).

While our standalone derivatives are recorded as derivative assets or derivative liabilities, our derivatives embedded in our structured note deposit liabilities or FVO deposit liabilities are recorded within deposits and other liabilities. The determination of the fair value of certain Level 3 embedded derivatives and certain standalone derivatives requires significant assumptions and judgment to be applied to both the inputs and the valuation techniques employed. These derivatives are sensitive to long-dated market volatility and correlation inputs, which we consider to be non-observable. Market volatility is a measure of the anticipated future variability of a market price and is an important input for pricing options, which are inherent in many of our Level 3 derivatives. A higher market volatility generally results in a higher option price, with all else held constant, due to the higher probability of obtaining a greater return from the option, and results in an increase in the fair value of our Level 3 derivatives. Correlation inputs are used to value those derivatives where the payout is dependent upon more than one market price. For example, the payout of an equity basket option is based upon the performance of a basket of stocks, and the interrelationships between the price movements of those stocks. A positive correlation implies that two inputs tend to change the fair value in the same direction, while a negative correlation implies that two inputs tend to change the fair value in the opposite direction. Changes in market correlation could result in an increase or a decrease in the fair value of our Level 3 derivatives and embedded derivatives. By adjusting the non-observable inputs by reasonably alternative amounts, the fair value of our net Level 3 standalone derivatives and embedded derivatives would increase by $67 million or decrease by $68 million (2017: increase by $58 million or decrease by $56 million).

FVO assets

FVO securities include certain debt securities (2017: debt securities and reverse repos) that were designated as FVO on the basis of being managed together with derivatives to eliminate or significantly reduce financial risks.

124	CIBC 2018 ANNUAL REPORT

Consolidated financial statements

FVO liabilities

FVO deposits and other liabilities include:

•

Certain business and government deposit liabilities and certain secured borrowings that are economically hedged with derivatives and other financial instruments, and certain financial liabilities that have one or more embedded derivatives that significantly modify the cash flows of the host liability but are not bifurcated from the host instrument; and

•	Our mortgage commitments to retail clients to provide mortgages at fixed rates that are economically hedged with derivatives and other financial instruments.

The carrying value of our FVO securities represents our maximum exposure to credit risk related to these FVO assets. The change in fair value attributable to change in credit risk of these FVO assets during the year is insignificant (2017: insignificant). The fair value of a FVO liability reflects the credit risk relating to that liability. For those FVO liabilities for which we believe changes in our credit risk would impact the fair value from the note holders’ perspective, the related fair value changes were recognized in OCI. Changes in fair value attributable to changes in our own credit are measured as the difference between: (i) the period-over-period change in the present value of the expected cash flows using a discount curve adjusted for our own credit; and (ii) the period-over-period change in the present value of the same expected cash flows using a discount curve based on the benchmark curve adjusted for our own credit as implied at inception of the FVO liability. The pre-tax impact of changes in CIBC’s own credit risk on our FVO liabilities were losses of $4 million for the year, and $18 million, cumulatively. A net gain of $37 million, net of hedges was realized for FVO assets and FVO liabilities, which is included in the consolidated statement of income under Gains (losses) from financial instruments measured/designated at FVTPL, net.

The estimated contractual amount payable at maturity of FVO deposits, which is based on the par value and the intrinsic value of the applicable embedded derivatives, is $391 million higher (2017: $253 million higher) than its fair value.

Note 3	Significant transactions

Aeroplan developments

Air Canada announced on May 11, 2017, that it would not be renewing its exclusive Aeroplan partnership with Aimia Inc. (Aimia) upon the expiry of the contract on June 29, 2020. CIBC’s Aeroplan clients would not be immediately impacted by this announcement, as Aeroplan members may continue to collect and redeem Aeroplan Miles for Air Canada travel until Aimia’s contract with Air Canada expires. On August 21, 2018, Air Canada, The Toronto-Dominion Bank, CIBC and Visa Canada Corporation announced that an agreement in principle with Aimia had been reached for the purchase of the Aeroplan loyalty business for cash of $450 million and the assumption of the Aeroplan Miles liability of approximately $1.9 billion. Definitive agreements were signed on November 26, 2018, including credit card agreements securing CIBC’s participation in Air Canada’s new loyalty program for a period of 10 years, conditional upon completion of Air Canada’s acquisition of the Aeroplan loyalty business. If finalized, this arrangement will allow our Aeroplan clients to transfer their Aeroplan Miles to Air Canada’s new loyalty program, expected to launch in 2020. The agreements are subject to Aimia shareholder approval and certain other closing conditions, including receipt of applicable regulatory approvals. Upon closing, CIBC will contribute $200 million plus applicable sales tax towards this transaction, which we expect to recognize as an expense in 2019. In addition, we will make a payment of $92 million plus applicable sales tax to Air Canada, at closing, as a prepayment to be applied towards future monthly payments in respect of Aeroplan miles. We expect to recognize this prepayment as a charge to net income over the term of the new credit card agreement with Air Canada as loyalty points are purchased.

Acquisition of Wellington Financial

On January 5, 2018, CIBC acquired both the loan assets of Wellington Financial and its management team for a combination of cash, common shares, and exchangeable shares. The acquisition supports the launch of CIBC Innovation Banking, a full service business that delivers strategic advice and funding to North American technology and innovation clients at each stage of their business cycle, and further deepens CIBC’s capabilities and complements CIBC Bank USA’s existing commercial banking team. Goodwill of $62 million was recognized as a result of the acquisition.

The exchangeable shares issued as part of the consideration for the acquisition are economically equivalent to CIBC common shares, and are subject to various vesting and performance conditions. A portion of the exchangeable shares are treated as equity-settled share-based compensation awards, and are amortized into income over the relevant vesting periods.

The results of the acquired business have been consolidated from the date of close and are included in our Canadian Commercial Banking and Wealth Management SBU.

CIBC 2018 ANNUAL REPORT	125

Consolidated financial statements

Acquisition of PrivateBancorp, Inc.

On June 23, 2017, we completed the acquisition of PrivateBancorp, Inc. (PrivateBancorp) and its subsidiary, The PrivateBank and Trust Company (The PrivateBank, subsequently rebranded as CIBC Bank USA) for total consideration of US$5.0 billion (C$6.6 billion). This acquisition expands our U.S. presence which diversifies earnings and strengthens our platform for long-term growth. The acquisition also creates a platform for CIBC to deliver high-quality middle market commercial and private banking capabilities, which advances our client-focused strategy.

We acquired 100% of the outstanding share capital of PrivateBancorp for a final transaction value of US$61.00 per PrivateBancorp share. During the first quarter of 2018, we finalized the purchase price allocation, and recognized an increase in goodwill of $29 million primarily due to additional information arising from the settlement of the dispute with former PrivateBancorp shareholders who validly exercised their dissent and appraisal rights under Delaware law.

The following summarizes the total purchase consideration of $6.6 billion as of the acquisition date, including the impact of final settlement of obligation to dissenting shareholders in the first quarter of 2018:

$ millions, as at June 23, 2017
Issuance of CIBC common shares (1)	$3,443
Cash (2)	2,770
Estimated obligation payable to dissenting shareholders (3)	327
Issuance of replacement equity-settled awards (4)	72
Total purchase consideration estimated in 2017	$6,612
Adjustment to purchase consideration in 2018 (3)	$29
Total final purchase consideration	$6,641

(1)	32,137,402 CIBC common shares were issued at a price of US$80.95 per share to satisfy the equity component of the merger consideration of 0.4176 of a CIBC common share per PrivateBancorp share.
(2)	US$2.1 billion in cash was transferred to satisfy the cash component of the merger consideration of US$27.20 per PrivateBancorp share.
(3)

Former PrivateBancorp shareholders who validly exercised their dissent and appraisal rights under Delaware law did not receive the merger consideration and instead filed petitions against PrivateBancorp seeking a payment equal to the “fair value” of their PrivateBancorp shares as determined by a Delaware court following an appraisal proceeding. In such a proceeding, a Delaware court may require a purchaser to pay to the dissenting shareholders an amount more or less than, or the same as, the merger consideration. As at June 23, 2017, CIBC estimated the fair value of the obligation payable to dissenting shareholders using the final transaction value of US$61.00 per PrivateBancorp share. In November 2017, CIBC and the petitioners entered into an agreement to settle the dispute, subject to the court’s entry of an order dismissing the consolidated petition. This matter was settled in November 2017 through a combination of $162 million cash and $194 million CIBC common shares, and resulted in an increase in goodwill of $29 million.

(4)

Equity-settled share-based awards issued to employees of PrivateBancorp and The PrivateBank consisted of 190,789 replacement restricted shares and 988,544 replacement stock options with a fair value of US$54 million relating to the portion of these awards attributable to pre-acquisition service. The fair values of the restricted shares and the stock options were estimated based on the final transaction value of US$61.00 per PrivateBancorp share.

The following summarizes the fair values of identifiable assets acquired and liabilities assumed at the acquisition date that were reflected in 2017, updated for the impact of final settlement of obligation to dissenting shareholders in the first quarter of 2018:

$ millions, as at June 23, 2017
Fair values of assets acquired
Cash and non-interest-bearing deposits with banks	$280
Interest-bearing deposits with banks	441
AFS and HTM securities	5,577
Loans (1)	20,642
Other assets	33
Intangible assets (2)	370
Total fair value of identifiable assets acquired	27,343
Fair values of liabilities assumed
Deposits	24,059
Other liabilities	496
Total fair value of identifiable liabilities assumed	24,555
Fair value of identifiable net assets acquired	2,788
Goodwill	3,853
Total purchase consideration	$6,641

(1)

The fair value for loans reflects estimates of incurred and expected future credit losses at the acquisition date and interest rate premiums or discounts relative to prevailing market rates. The gross principal amount is $20.9 billion.

(2)

Intangible assets include core deposits, customer relationships, and software. Core deposit and customer relationship intangibles arising from the acquisition are amortized on a straight-line basis over estimated useful lives, which range from 3-10 years.

The goodwill recognized of $3.8 billion primarily reflects the expected growth of our combined U.S. Commercial Banking and Wealth Management businesses, the ability to cross sell products between SBUs, and expected synergies from the integration of certain technology and operational platforms. Goodwill is not expected to be deductible for tax purposes.

All results of operations are included in our U.S. Commercial Banking and Wealth Management SBU. In 2017, our acquisition of PrivateBancorp increased our consolidated revenue and net income by $448 million and $96 million, respectively. If our acquisition of PrivateBancorp had occurred on November 1, 2016 it would have increased our 2017 consolidated revenue and net income by $1,228 million and $304 million, respectively. These amounts exclude transaction and integration costs, which are primarily recognized in non-interest expenses and included in Corporate and Other.

126	CIBC 2018 ANNUAL REPORT

Consolidated financial statements

Acquisition of Geneva Advisors

On August 31, 2017, we completed the acquisition of Geneva Advisors, LLC (Geneva Advisors), an independent private wealth management firm, for total estimated consideration of US$179 million (C$224 million). This acquisition will expand CIBC’s private wealth management client base and investment management capabilities in the U.S. The purchase price consisted of $39 million of cash consideration and 1,204,344 CIBC common shares valued at $126 million, plus estimated contingent consideration of $59 million to be paid over the next three years subject to future performance conditions being met. Contingent consideration of up to US$65 million may ultimately be payable dependent upon the level of achievement of future performance conditions.

The following summarizes the fair values of identifiable assets acquired and liabilities assumed at the acquisition date:

$ millions, as at August 31, 2017
Cash	$12
Other assets	2
Intangible assets (1)	102
Other liabilities	(12)
Fair value of identifiable net assets acquired	104
Goodwill (2)	120
Total purchase consideration	$224

(1)

Intangible assets include customer relationships and contract-based intangibles. The customer relationship intangible asset arising from the acquisition is amortized on a straight-line basis over an estimated useful life of 7 years. Contract-based intangibles arising from the acquisition are amortized on a straight-line basis over estimated useful lives, which range from 5 to 9 years.

(2)	Goodwill is expected to be deductible for tax purposes.

During the first quarter of 2018, we finalized the purchase price allocation. No adjustments were recorded as a result of the finalization.

All results of operations are included in our U.S. Commercial Banking and Wealth Management SBU. Transaction and integration costs are included in Corporate and Other.

Launch of Simplii Financial and wind-down of President’s Choice Financial consumer banking offer

On August 16, 2017, we announced both the launch of Simplii Financial and the wind-down of our President’s Choice Financial branded consumer banking offer with Loblaw Companies Limited (Loblaw). Under the terms of the wind-down agreement negotiated with Loblaw, CIBC is required to pay certain fees to Loblaw. In addition, as a result of the agreement, we incurred ancillary asset impairment and severance costs, as well as ongoing project-related costs. In aggregate, CIBC incurred fees and charges of approximately $98 million ($71 million after-tax) in the fourth quarter of 2017.

Lease of new premises

On April 12, 2017, we announced that we had entered into a lease agreement to become the anchor tenant at a new office complex in downtown Toronto. We have agreed to lease up to 1.75 million square feet of total office space in two buildings to be constructed at the site within the next six years. The aggregate future minimum lease commitments related to the lease, which begins in 2020, are $2.3 billion.

Sale and lease back of certain retail properties

During the first quarter of 2017, we sold and leased back 89 retail properties located mainly in Ontario and British Columbia, and recognized a gain of $299 million ($245 million after-tax) on proceeds of $390 million in our Canadian Personal and Small Business Banking SBU. The gain is included in Non-interest income – Other.

Note 4	Securities

Securities

$ millions, as at October 31	2018	2017
	IFRS 9 Carrying amount	IAS 39 Carrying amount
AFS debt securities	$ n/a	$39,688
Debt securities measured at FVOCI	35,648	n/a
AFS equity securities	n/a	469
Equity securities designated at FVOCI	562	n/a
HTM securities	n/a	2,435
Securities measured at amortized cost (1)	12,876	n/a
Trading and FVO securities	n/a	50,827
Securities mandatorily measured and designated at FVTPL	52,578	n/a
	$101,664	$93,419

(1)	There were no sales of securities measured at amortized cost during the year ended October 31, 2018.
n/a	Not applicable.

CIBC 2018 ANNUAL REPORT	127

Consolidated financial statements

	Residual term to contractual maturity										IFRS 9		IAS 39
$ millions, as at October 31	Within 1 year		1 to 5 years		5 to 10 years		Over 10 years		No specific maturity		2018 Total		2017 Total
	Carrying value	Yield (1)	Carrying value	Yield (1)	Carrying value	Yield (1)	Carrying value	Yield (1)	Carrying value	Yield (1)	Carrying value	Yield (1)	Carrying value	Yield (1)
Debt securities measured at FVOCI (2017: AFS debt securities)
Securities issued or guaranteed by:
Canadian federal government	$433	1.4%	$6,121	2.1%	$66	3.2%	$–	–%	$–	–%	$6,620	2.1%	$5,473	1.7%
Other Canadian governments	1,193	1.6	5,121	2.8	2,911	3.0	24	3.2	–	–	9,249	2.7	5,266	2.0
U.S. Treasury and agencies	1,710	1.4	5,597	2.0	427	2.0	8	2.7	–	–	7,742	1.8	10,431	1.3
Other foreign governments	1,600	1.9	2,079	2.4	153	4.4	164	4.6	–	–	3,996	2.3	4,144	2.2
Mortgage-backed securities (2)	167	1.2	650	2.5	359	2.4	2,254	2.7	–	–	3,430	2.5	6,984	1.6
Asset-backed securities	–	–	–	–	–	–	68	2.5	–	–	68	2.5	2,234	2.0
Corporate public debt	541	2.1	3,999	2.3	3	2.6	–	–	–	–	4,543	2.3	5,152	1.6
Corporate private debt	–	–	–	–	–	–	–	–	–	–	–	–	4	10.0
	5,644		23,567		3,919		2,518		–		35,648		39,688
Equity securities designated at FVOCI (2017: AFS equity securities)
Corporate public equity	–	–	–	–	–	–	–	–	43	n/m	43	n/m	32	n/m
Corporate private equity	–	–	–	–	–	–	–	–	519	n/m	519	n/m	437	n/m
	–		–		–		–		562		562		469
Securities measured at amortized cost (2017: HTM Securities)
Securities issued or guaranteed by:
Canadian federal government	$–		$147		$33		$–		$–		$180		$–
Other Canadian governments	–		981		3,406		485		–		4,872		–
U.S. Treasury and agencies	335		1,994		–		–		–		2,329		–
Other foreign governments	158		159		–		376		–		693		1
Mortgage-backed securities (3)	174		1,029		940		1,584		–		3,727		2,426
Asset-backed securities	–		130		214		–		–		344		–
Corporate public debt	116		536		79		–		–		731		8
	$783		$4,976		$4,672		$2,445		$–		$12,876		$2,435
Securities mandatorily measured and designated at FVTPL (2017: Trading and FVO securities)
Securities issued or guaranteed by:
Canadian federal government	$2,839		$3,996		$1,863		$2,010		$–		$10,708		$6,505
Other Canadian governments	1,070		996		1,068		4,921		–		8,055		7,033
U.S. Treasury and agencies	2		503		119		281		–		905		1,705
Other foreign governments	341		472		45		66		–		924		263
Mortgage-backed securities (4)	74		1,631		69		–		–		1,774		1,732
Asset-backed securities	203		540		47		367		–		1,157		309
Corporate public debt	1,206		1,970		381		144		–		3,701		2,256
Corporate public equity	–		–		–		–		25,354		25,354		31,024
	$5,735		$10,108		$3,592		$7,789		$25,354		$52,578		$50,827
Total securities (5)	$12,162		$38,651		$12,183		$12,752		$25,916		$101,664		$93,419

(1)	Represents the weighted-average yield, which is determined by applying the weighted average of the yields of individual fixed income securities.
(2)

Includes securities backed by mortgages insured by the Canada Mortgage and Housing Corporation (CMHC), with amortized cost of $517 million (2017: $1,343 million) and fair value of $518 million (2017: $1,343 million); securities issued by Federal National Mortgage Association (Fannie Mae), with amortized cost of $1,267 million (2017: $1,895 million) and fair value of $1,238 million (2017: $1,891 million); securities issued by Federal Home Loan Mortgage Corporation (Freddie Mac), with amortized cost of $689 million (2017: $2,703 million) and fair value of $673 million (2017: $2,700 million); and securities issued by Government National Mortgage Association, a U.S. government corporation (Ginnie Mae), with amortized cost of $1,003 million (2017: $1,051 million) and fair value of $1,001 million (2017: $1,050 million).

(3)

Includes securities backed by mortgage insured by the Canada Mortgage and Housing Corporation (CMHC) with amortized cost of $806 million (2017: nil) and fair value of $807 million (2017: nil); securities issued by Fannie Mae, with amortized cost of $1,275 million (2017: $948 million) and fair value of $1,226 million (2017: $943 million); securities issued by Freddie Mac, with amortized cost of $1,527 million (2017: $1,337 million) and fair value of $1,461 million (2017: $1,329 million); and securities issued by Ginnie Mae, with amortized cost of $119 million (2017: $141 million) and fair value of $113 million (2017: $141 million).

(4)	Includes securities backed by mortgages insured by the CMHC of $1,701 million (2017: $1,690 million).
(5)

Includes securities denominated in U.S. dollars with carrying value of $40.3 billion (2017: $40.3 billion) and securities denominated in other foreign currencies with carrying value of $1,799 million (2017: $1,491 million).

n/m	Not meaningful.

Fair value of debt securities measured and equity securities designated at FVOCI

$ millions, as at October 31				2018				2017
	IFRS 9, FVOCI securities				IAS 39, AFS securities
	Amortized cost (1)	Gross unrealized gains	Gross unrealized losses	Fair value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Securities issued or guaranteed by:
Canadian federal government	$6,608	$15	$(3)	$6,620	$5,439	$35	$(1)	$5,473
Other Canadian governments	9,220	31	(2)	9,249	5,236	30	–	5,266
U.S. Treasury and agencies	7,824	7	(89)	7,742	10,459	6	(34)	10,431
Other foreign governments	3,997	16	(17)	3,996	4,147	12	(15)	4,144
Mortgage-backed securities	3,476	5	(51)	3,430	6,992	5	(13)	6,984
Asset-backed securities	68	–	–	68	2,236	1	(3)	2,234
Corporate public debt	4,567	2	(26)	4,543	5,163	8	(19)	5,152
Corporate private debt	–	–	–	–	5	–	(1)	4
Corporate public equity (2)	34	14	(5)	43	13	19	–	32
Corporate private equity	434	100	(15)	519	351	86	–	437
	$36,228	$190	$(208)	$36,210	$40,041	$202	$(86)	$40,157

(1)	Net of allowance for credit losses for debt securities measured at FVOCI of $23 million (2017: nil).
(2)	Includes restricted stock.

Fair value of equity securities designated at FVOCI that were disposed of during the year was $35 million. Realized cumulative after-tax gains of $38 million for the year resulting from dispositions of equity securities designated at FVOCI and return on capital distributions from limited partnerships designated at FVOCI were reclassified from AOCI to retained earnings.

Dividend income recognized for the year ended October 31, 2018 on equity securities designated at FVOCI that were still held as at October 31, 2018 was $5 million. Dividend income recognized on equity securities designated at FVOCI that were disposed of was nil for the year.

128	CIBC 2018 ANNUAL REPORT

Consolidated financial statements

The table below presents profit or loss recognized on FVOCI securities (2017 and 2016: AFS securities):

$ millions, for the year ended October 31	2018	2017	2016
Realized gains	$56	$178	$108
Realized losses	(13)	(25)	(8)
Provision for credit losses on debt securities	(78)	n/a	n/a
Impairment write-downs
Equity securities	n/a	(10)	(27)
	$(35)	$143	$73

n/a	Not applicable.

Allowance for credit losses

The following table provides a reconciliation of the opening balance to the closing balance of the ECL allowance under IFRS 9 for debt securities measured at FVOCI:

		Stage 1	Stage 2	Stage 3		In accordance with IFRS 9
$ millions, as at or for the year ended October 31		Collective provision 12-month ECL performing	Collective provision lifetime ECL performing	Collective and individual provision lifetime ECL credit-impaired		Total
2018	Debt securities measured at FVOCI
	Balance at beginning of year	$14	$35	$–		$49
	Provision for (reversal of) credit losses (1)	1	(32)	109		78
	Write-offs	–	–	(5)		(5)
	Other	–	–	(99	) (2)	(99)
	Balance at end of year	$15	$3	$5		$23

(1)	Included in the gains (losses) from financial instruments measured at FVOCI and amortized cost, net on our consolidated statement of income.
(2)

Includes ECL of $99 million relating to Barbados debt securities that were derecognized in the fourth quarter of 2018 as a result of a debt restructuring agreement completed with the Government of Barbados.

Barbados debt restructuring

As a result of a comprehensive debt restructuring agreement completed with the Government of Barbados in the fourth quarter of 2018, which impacts Barbados dollar-denominated debt instruments and excludes US dollar-denominated debt, we derecognized debt securities measured at FVOCI with a par value of $467 million and expected credit losses of $99 million, and derecognized loans measured at amortized cost with a par value of $116 million and expected credit losses of $48 million. In exchange for the securities and loans that were derecognized, we recognized longer-dated securities with a par value of $522 million as originated credit-impaired amortized cost securities at a carrying value equal to the estimated fair value of $375 million with no initial allowance for expected credit losses as risk of future losses was reflected in the acquisition date discount, and recognized shorter-dated securities with a par value of $61 million as stage 1 amortized cost securities with expected credit losses of $1 million.

HTM securities

As at October 31, 2017, we had HTM securities carried at amortized cost with a carrying value of $2,435 million and a fair value of $2,422 million. HTM securities measured at amortized cost are required to be assessed for impairment on a periodic basis. Impairment exists when, in management’s opinion, there is no longer reasonable assurance that the full amount of principal and interest can be collected. As at October 31, 2017, we determined that these HTM securities were not impaired. During 2017, no HTM securities were sold.

Note 5	Loans(1)(2)

	In accordance with IFRS 9					In accordance with IAS 39
$ millions, as at October 31					2018					2017
	Gross amount	Stage 3 allowance	Stages 1 and 2 allowance	Total allowance	Net total	Gross amount	Individual allowance	Collective allowance	Total allowance	Net total
Residential mortgages (3)	$207,749	$143	$71	$214	$207,535	$207,271	$2	$201	$203	$207,068
Personal (4)	43,058	109	372	481	42,577	40,937	7	488	495	40,442
Credit card	12,673	–	418	418	12,255	12,378	–	386	386	11,992
Business and government (3)	109,555	230	296	526	109,029	97,766	183	351	534	97,232
	$373,035	$482	$1,157	$1,639	$371,396	$358,352	$192	$1,426	$1,618	$356,734

(1)	Loans are net of unearned income of $421 million (2017: $376 million).
(2)	Includes gross loans of $61.0 billion (2017: $53.1 billion) denominated in U.S. dollars and $4.8 billion (2017: $4.8 billion) denominated in other foreign currencies.
(3)	Includes $12 million of residential mortgages (2017: $12 million) and $16,424 million of business and government loans (2017: $14,010 million) that are measured at FVTPL (2017: Trading loans).
(4)

Includes $42 million (2017: $47 million) related to loans provided to certain individuals while employed by CIBC to finance a portion of their participation in funds which make private equity investments on a side-by-side basis with CIBC and its affiliates. These loans are secured by the borrowers’ interest in the funds. Of the total amount outstanding, $41 million (2017: $47 million) relates to individuals who are no longer employed by CIBC.

CIBC 2018 ANNUAL REPORT	129

Consolidated financial statements

Allowance for credit losses(1)

The following table provides a reconciliation of the opening balance to the closing balance of the ECL allowance under IFRS 9:

$ millions, as at or for the year ended October 31	2018
	Stage 1	Stage 2	Stage 3		In accordance with IFRS 9
	Collective provision 12-month ECL performing	Collective provision lifetime ECL performing	Collective and individual provision lifetime ECL credit-impaired (2)		Total
Residential mortgages
Balance at beginning of year	$28	$43	$151		$222
Originations net of repayments and other derecognitions	7	(6)	(13)		(12)
Changes in model	(2)	1	22		21
Net remeasurement (3)	(25)	13	60		48
Transfers (3)
– to 12-month ECL	20	(16)	(4)		–
– to lifetime ECL performing	(1)	9	(8)		–
– to lifetime ECL credit-impaired	–	(2)	2		–
Provision for (reversal of) credit losses (4)	(1)	(1)	59		57
Write-offs (5)	–	–	(54)		(54)
Recoveries	–	–	–		–
Interest income on impaired loans	–	–	(10)		(10)
Foreign exchange and other	–	2	(3)		(1)
Balance at end of year	$27	$44	$143		$214
Personal
Balance at beginning of year	$164	$202	$110		$476
Originations net of repayments and other derecognitions	34	(22)	(5)		7
Changes in model	(2)	–	–		(2)
Net remeasurement (3)	(116)	148	299		331
Transfers (3)
– to 12-month ECL	151	(148)	(3)		–
– to lifetime ECL performing	(40)	49	(9)		–
– to lifetime ECL credit-impaired	–	(31)	31		–
Provision for (reversal of) credit losses (4)	27	(4)	313		336
Write-offs (5)	–	–	(368)		(368)
Recoveries	–	–	58		58
Interest income on impaired loans	–	–	(3)		(3)
Foreign exchange and other	(1)	1	(1)		(1)
Balance at end of year	$190	$199	$109		$498
Credit card
Balance at beginning of year	$101	$413	$–		$514
Originations net of repayments and other derecognitions	–	(24)	–		(24)
Changes in model	–	2	–		2
Net remeasurement (3)	(143)	370	145		372
Transfers (3)
– to 12-month ECL	179	(179)	–		–
– to lifetime ECL performing	(35)	35	–		–
– to lifetime ECL credit-impaired	–	(247)	247		–
Provision for (reversal of) credit losses (4)	1	(43)	392		350
Write-offs (5)	–	–	(512)		(512)
Recoveries	–	–	120		120
Interest income on impaired loans	–	–	–		–
Foreign exchange and other	–	–	–		–
Balance at end of year	$102	$370	$–		$472
Business and government
Balance at beginning of year	$234	$150	$204		$588
Originations net of repayments and other derecognitions	19	(10)	(15)		(6)
Changes in model	(11)	(7)	1		(17)
Net remeasurement (3)	(109)	72	187		150
Transfers (3)
– to 12-month ECL	66	(60)	(6)		–
– to lifetime ECL performing	(21)	25	(4)		–
– to lifetime ECL credit-impaired	(1)	(24)	25		–
Provision for (reversal of) credit losses (4)	(57)	(4)	188		127
Write-offs (5)	–	–	(116)		(116)
Recoveries	–	–	12		12
Interest income on impaired loans	–	–	(10)		(10)
Foreign exchange and other	3	1	(48	) (6)	(44)
Balance at end of year	$180	$147	$230		$557
Total ECL allowance (1)	$499	$760	$482		$1,741
Comprises:
Loans	$450	$707	$482		$1,639
Undrawn credit facilities and other off-balance sheet exposures (7)	49	53	–		102

(1)

See Note 4 for the ECL allowance on debt securities measured at FVOCI. The ECL allowances for other financial assets classified at amortized cost were immaterial as at October 31, 2018 and were excluded from the table above. Other financial assets classified at amortized cost are presented on our consolidated balance sheet net of ECL allowances.

(2)	Includes the ECL allowance for purchased credit-impaired loans from the acquisition of The PrivateBank.
(3)

Transfers represent stage movements of prior year ECL allowances to the current year stage classification. Net remeasurement represents the current year change of ECL allowances for transfers, net write-offs, changes in forecasts of forward-looking information, parameter updates, and partial repayments in the year.

(4)

Provision for (reversal of) credit losses for loans and undrawn credit facilities and other off-balance sheet exposures is presented as provision for (reversal of) credit losses on our consolidated statement of income.

(5)

We generally continue to pursue collection on the amounts that were written off. The degree of collection efforts varies from one jurisdiction to another, depending on the local regulations and original agreements with customers.

(6)	Includes ECL of $48 million relating to Barbados loans that were derecognized in the fourth quarter of 2018 as a result of a debt restructuring agreement completed with the Government of Barbados.
(7)	Included in other liabilities on our consolidated balance sheet.

130	CIBC 2018 ANNUAL REPORT

Consolidated financial statements

Allowance for credit losses

The following table provides a reconciliation of the opening balance to the closing balance of allowance for credit losses under IAS 39:

$ millions, as at or for the year ended October 31	2017
			In accordance with IAS 39
	Individual allowance	Collective allowance	Total
Residential mortgages
Balance at beginning of year	$1	$220	$221
Provision for (reversal of) credit losses	–	39	39
Write-offs	–	(38)	(38)
Recoveries	–	–	–
Interest income on impaired loans	–	(8)	(8)
Foreign exchange and other	1	(12)	(11)
Balance at end of year	$2	$201	$203
Personal
Balance at beginning of year	$8	$489	$497
Provision for (reversal of) credit losses	–	308	308
Write-offs	–	(359)	(359)
Recoveries	–	54	54
Interest income on impaired loans	–	–	–
Foreign exchange and other	(1)	(4)	(5)
Balance at end of year	$7	$488	$495
Credit card
Balance at beginning of year	$–	$386	$386
Provision for (reversal of) credit losses	–	410	410
Write-offs	–	(529)	(529)
Recoveries	–	119	119
Interest income on impaired loans	–	–	–
Foreign exchange and other	–	–	–
Balance at end of year	$–	$386	$386
Business and government
Balance at beginning of year	$249	$460	$709
Provision for (reversal of) credit losses	61	11	72
Write-offs	(107)	(24)	(131)
Recoveries	15	5	20
Interest income on impaired loans	(18)	–	(18)
Foreign exchange and other	(17)	18	1
Balance at end of year	$183	$470	$653
Total allowance for credit losses	$192	$1,545	$1,737
Comprises:
Loans	$192	$1,426	$1,618
Undrawn credit facilities and other off–balance sheet exposures (1)	–	119	119

(1)	Included in other liabilities on our consolidated balance sheet.

Inputs, assumptions and model techniques

Our ECL allowances are estimated using complex models that incorporate inputs, assumptions and model techniques that involve a high degree of management judgment. In particular, the following ECL elements are subject to a high level of judgment that can have a significant impact on the level of ECL allowances provided:

•	Determining when a significant increase in credit risk of a loan has occurred;
•	Measuring both 12-month and lifetime credit losses; and
•	Forecasting forward-looking information for multiple scenarios and determining the probability weighting of the scenarios.

In addition, the interrelationship between these elements is also subject to a high degree of judgment which can also have a significant impact on the level of ECL recognized.

Determining when a significant increase in credit risk has occurred

The determination of whether a loan has experienced a significant increase in credit risk has a significant impact on the level of ECL allowance as loans that are in stage 1 are measured at 12-month ECL, while loans in stage 2 are measured at lifetime ECL. Migration of loans between stage 1 and stage 2 can cause significant volatility in the amount of the recognized ECL allowances and the provision for credit losses in a particular period.

For the majority of our retail loan portfolios, we determine a significant increase in credit risk based on relative changes in the loan’s lifetime PD since its initial recognition. The PDs used for this purpose are the expected value of our upside, downside and base case lifetime PDs. Significant judgment is involved in determining the upside, downside and base case lifetime PDs through the incorporation of forward-looking information into long run PDs, in determining the probability weightings of the scenarios, and in determining the relative change in PDs that are indicative of a significant increase in credit risk for our various retail products. Increases in the expected PDs or decreases in the thresholds for changes in PDs that are indicative of a significant increase in credit risk can cause significant migration of loans from stage 1 to stage 2, which in turn can cause a significant increase in the amount of ECL allowances recognized. In contrast, decreases in the expected PDs or increases in the thresholds for changes in PDs that are indicative of a significant increase in credit risk can cause significant migration of loans from stage 2 to stage 1.

For the majority of our business and government loan portfolios, we determine a significant increase in credit risk based on relative changes in internal risk ratings since initial recognition. Significant judgment is involved in the determination of the internal risk ratings. Deterioration or improvement in the risk ratings or adjustments to the risk rating downgrade thresholds used to determine a significant increase in credit risk can cause significant migration of loans and securities between stage 1 and stage 2, which in turn can have a significant impact on the amount of ECL allowances recognized.

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Consolidated financial statements

While potentially significant to the level of ECL allowances recognized, the thresholds for changes in PDs that are indicative of a significant increase in credit risk for our retail portfolios and the risk rating downgrade thresholds used to determine a significant increase in credit risk for our business and government loan portfolios are not expected to change frequently.

All loans on which repayment of principal or payment of interest is contractually 30 days in arrears and all business and government loans that have migrated to the watch list are automatically migrated to stage 2 from stage 1.

As at October 31, 2018, if the ECL for the stage 2 performing loans were measured using stage 1 ECL as opposed to lifetime ECL, the expected credit losses would be $273 million lower than the total recognized IFRS 9 ECL on performing loans.

Measuring both 12-month and lifetime expected credit losses

Our ECL models leverage the PD, LGD, and EAD parameters, as well as the portfolio segmentation used to calculate Basel expected loss regulatory adjustments for the portion of our retail and business and government portfolios under the advanced internal ratings-based (AIRB) approach. Adjustments are made to the Basel parameters to meet IFRS 9 requirements, including the conversion of through-the-cycle and downturn parameters used in the Basel regulatory calculations to point-in-time parameters used under IFRS 9 that considers forward-looking information. For standardized business and government portfolios, available long-run PDs, LGDs and EADs are also converted to point-in-time parameters through the incorporation of forward-looking information for the purpose of measuring ECL under IFRS 9.

Significant judgment is involved in determining which forward-looking information variables are relevant for particular portfolios and in determining the extent by which through-the-cycle parameters should be adjusted for forward-looking information to determine point-in-time parameters. While changes in the set of forward-looking information variables used to convert through-the cycle PDs, LGDs and EADs into point-in-time parameters can either increase or decrease ECL allowances in a particular period, changes to the mapping of forward-looking information variables to particular portfolios are expected to be infrequent. However, changes in the particular forward-looking information parameters used to quantify point-in-time parameters will be frequent as our forecasts are updated on a quarterly basis. Increases in the level of pessimism in the forward-looking information variables will cause increases in expected credit losses, while increases in the level of optimism in the forward-looking information variables will cause decreases in expected credit losses. These increases and decreases could be significant in any particular period and will start to occur in the period where our outlook of the future changes.

With respect to the lifetime of a financial instrument, the maximum period considered when measuring ECL is the maximum contractual period over which we are exposed to credit risk. For revolving facilities, such as credit cards, the lifetime of a credit card account is the expected behavioural life. Significant judgment is involved in the estimate of the expected behavioural life. Increases in the expected behavioural life will increase the amount of ECL allowances, in particular for revolving loans in stage 2.

Forecasting forward-looking information for multiple scenarios and determining the probability weighting of the scenarios

As indicated above, forward-looking information is incorporated into both our assessment of whether the financial asset has experienced a significant increase in credit risk since its initial recognition and in our estimate of ECL. From analysis of historical data, our risk management function has identified and reflected in our ECL allowance those relevant forward-looking information variables that contribute to credit risk and losses within our retail and business and government loan portfolios. Within our retail loan portfolio, key forward-looking information variables include unemployment rates, housing prices and GDP growth. In many cases these variables are forecast at the provincial level. Housing prices are also forecasted at the municipal level in some cases. Within our business and government loan portfolio, key drivers that impact the credit performance of the entire portfolio include S&P 500 growth rates, business credit growth rates, unemployment rates and credit spreads, while forward-looking information variables such as commodity prices are significant for certain portfolios.

Our forecasting process leverages the process used prior to the adoption of IFRS 9. For the majority of our loan portfolios, our forecast of forward-looking information variables is established from a “base case” or most likely scenario that is used internally by management for planning and forecasting purposes. For most of the forward-looking information variables related to our Canadian businesses, we have forecast scenarios by province. In forming the “base case” scenario, we consider the forecasts of monetary authorities such as the Organisation for Economic Co-operation and Development (OECD), the International Monetary Fund (IMF), and the Bank of Canada, as well as private sector economists. We then derive reasonably possible “upside case” and “downside case” scenarios using external forecasts that are above and below our “base case” and the application of management judgment. A probability weighting is assigned to our “base case”, “upside case” and “downside case” scenarios based on management judgment.

The following table provides the base case, upside case and downside case scenario forecasts for select forward-looking information variables used to estimate our October 31, 2018 ECL. The base case amounts shown represent the average value of the forecasts over the respective projection horizons. The upside case and downside case amounts shown represent the average value of the forecasts over the entire projection horizon.

	Base case		Upside case	Downside case
$ millions, as at October 31, 2018	Average value over the next 12 months	Average value over the remaining forecast period	Average value over the forecast period	Average value over the forecast period
Canadian GDP year-over-year growth (1)	1.9%	1.4%	2.3%	1.2%
Canadian unemployment rate (1)	5.8%	6.0%	5.3%	6.4%
Canadian Housing Price Index growth (1)	2.2%	2.3%	6.4%	(1.2)%
S&P 500 Index growth rate	4.6%	(1.4)%	11.3%	(10.8)%
West Texas Intermediate Oil Price ($US)	$67	$65	$78	$ 52

(1)

Federal level forward-looking forecasts are presented in the table above, which represent the aggregation of the provincial level forecasts used to estimate our ECL. Housing Price Index growth rates are also forecasted at the municipal level in some cases. As a result, the forecasts for individual provinces or municipalities reflected in our ECLs will differ from the federal forecasts presented above.

The forecasting process is overseen by a governance committee consisting of internal stakeholders from across our bank including Risk Management, Economics, Finance and the impacted SBUs and involves a significant amount of judgment both in determining the forward-looking information forecasts for our various scenarios and in determining the probability weighting assigned to the scenarios. In general, a worsening of our outlook on forecasted forward-looking information for each scenario or an increase in the probability of the “downside case” scenario occurring will both increase the number of loans migrating from stage 1 to stage 2 and increase the estimated ECL allowance. In contrast, an improvement in our outlook on forecasted forward-looking information or an increase in the probability of the “upside case” scenario occurring will have the opposite impact. It is not possible to meaningfully isolate the impact of changes in the various forward-looking information variables for a particular scenario because of both the interrelationship between the variables and the interrelationship between the level of pessimism inherent in a particular scenario and its probability of occurring.

As indicated above, forecasting forward-looking information for multiple scenarios and determining the probability weighting of the scenarios involves a high degree of management judgment. If we were to only use our downside case scenario for the measurement of ECL for our performing loans, our ECL allowance would be $241 million higher than the recognized ECL as at October 31, 2018. This sensitivity is isolated to the measurement of ECL and therefore

132	CIBC 2018 ANNUAL REPORT

Consolidated financial statements

did not consider the additional migration of exposures to stage 2 from the additional significant increase in credit risk that would have resulted in a 100% downside scenario.

Management overlays to ECL allowance estimates are adjustments which we use in circumstances where we judge that our existing inputs, assumptions and model techniques do not capture all relevant risk factors. The emergence of new macroeconomic, microeconomic or political events, along with expected changes to parameters, models or data that are not incorporated in our current parameters, internal risk rating migrations, or forward-looking information are examples of such circumstances. The use of management overlays requires the application of significant judgment that may impact the amount of ECL allowances recognized.

The following tables provide the gross carrying amount of loans, and the contractual amounts of undrawn credit facilities and other off–balance sheet exposures based on the application of our 12-month point in time PDs under IFRS 9 to our risk management PD bands for retail exposures, and based on our internal risk ratings for business and government exposures. Refer to “Credit risk” section of the MD&A for details on the CIBC risk categories.

Loans(1)

$ millions, as at October 31				2018
	Stage 1	Stage 2	Stage 3 (2)(3)(4)	Total
Residential mortgages
– Exceptionally low	$141,556	$–	$–	$141,556
– Very low	40,225	–	–	40,225
– Low	15,321	798	–	16,119
– Medium	859	4,905	–	5,764
– High	–	996	–	996
– Default	–	–	510	510
– Not rated	2,163	249	167	2,579
Gross residential mortgages (5)(6)	200,124	6,948	677	207,749
ECL allowance	27	44	143	214
Net residential mortgages	200,097	6,904	534	207,535
Personal
– Exceptionally low	23,808	–	–	23,808
– Very low	3,813	1,374	–	5,187
– Low	5,954	702	–	6,656
– Medium	4,428	1,151	–	5,579
– High	245	691	–	936
– Default	–	–	142	142
– Not rated	677	33	40	750
Gross personal (6)	38,925	3,951	182	43,058
ECL allowance	176	196	109	481
Net personal	38,749	3,755	73	42,577
Credit card
– Exceptionally low	3,405	–	–	3,405
– Very low	1,747	50	–	1,797
– Low	3,809	710	–	4,519
– Medium	1,011	1,241	–	2,252
– High	10	528	–	538
– Default	–	–	–	–
– Not rated	162	–	–	162
Gross credit card	10,144	2,529	–	12,673
ECL allowance	88	330	–	418
Net credit card	10,056	2,199	–	12,255
Business and government
– Investment grade	42,532	221	–	42,753
– Non-investment grade	68,798	3,818	–	72,616
– Watchlist	145	1,120	–	1,265
– Default	–	–	504	504
– Not rated	2,397	168	117	2,682
Gross business and government (5)(7)	113,872	5,327	621	119,820
ECL allowance	159	137	230	526
Net business and government	113,713	5,190	391	119,294
Total net amount of loans	$362,615	$18,048	$998	$381,661

(1)

Other financial assets classified at amortized cost were excluded from the table above as their ECL allowances were immaterial as at October 31, 2018. In addition, the table excludes debt securities measured at FVOCI, for which ECL allowances of $23 million were recognized in AOCI.

(2)	Includes purchased credit–impaired loans from the acquisition of The PrivateBank.
(3)	Excludes foreclosed assets of $14 million which were included in Other assets on our consolidated balance sheet.
(4)	As at October 31, 2018, 89% of stage 3 impaired loans were either fully or partially collateralized.
(5)	Includes $12 million of residential mortgages and $16,424 million of business and government loans that are measured at FVTPL.
(6)

The internal risk rating grades presented for residential mortgages and certain personal loans do not take into account loan guarantees or insurance issued by the Canadian government (federal or provincial), Canadian government agencies, or private insurers, as the significant increase in credit risk of these loans is based on relative changes in the loans’ lifetime PD without considering collateral or other credit enhancements.

(7)	Includes customers’ liability under acceptances of $10,265 million.

CIBC 2018 ANNUAL REPORT	133

Consolidated financial statements

Undrawn credit facilities and other off-balance sheet exposures

$ millions, as at October 31				2018
	Stage 1	Stage 2	Stage 3	Total
Retail
– Exceptionally low	$100,772	$–	$–	$100,772
– Very low	10,217	1,014	–	11,231
– Low	7,873	1,612	–	9,485
– Medium	1,729	1,188	–	2,917
– High	234	417	–	651
– Default	–	–	13	13
– Not rated	348	33	–	381
Gross retail	121,173	4,264	13	125,450
ECL allowance	28	43	–	71
Net retail	121,145	4,221	13	125,379
Business and government
– Investment grade	78,672	390	–	79,062
– Non-investment grade	41,727	1,198	–	42,925
– Watchlist	75	402	–	477
– Default	–	–	7	7
– Not rated	735	51	–	786
Gross business and government	121,209	2,041	7	123,257
ECL allowance	21	10	–	31
Net business and government	121,188	2,031	7	123,226
Total net undrawn credit facilities and other off-balance sheet exposures	$242,333	$6,252	$20	$248,605

The following tables provide the credit quality of business and government loans and acceptances and retail loans by carrying value as at October 31, 2017. For details on the CIBC rating categories and PD bands, see the “Credit risk” section of the MD&A.

Net business and government loans and acceptances

$ millions, for the year ended October 31					2017
Grade	CIBC rating	Corporate	Sovereign	Banks	Total
Investment grade	00 – 47	$37,800	$1,943	$719	$40,462
Non-investment grade	51 – 67	38,946	472	188	39,606
Watch list	70 – 80	745	–	–	745
Default	90	257	–	–	257
Total AIRB exposure		$77,748	$2,415	$907	$81,070
Strong		$765	$–	$–	$765
Good		126	–	–	126
Satisfactory		9	–	–	9
Weak		–	–	–	–
Default		4	–	–	4
Total slotted exposure		$904	$–	$–	$904
Standardized exposure		$23,761	$213	$451	$24,425
		$102,413	$2,628	$1,358	$106,399
Less: collective allowance on performing loans					$343
Net business and government loans and acceptances (1)					$106,056

(1)	Includes customers’ liability under acceptances of $8,824 million.

Net retail loans

$ millions, for the year ended October 31					2017
Risk level	PD bands	Residential mortgages	Personal	Credit cards	Total
Exceptionally low	0.01% – 0.20%	$158,372	$22,384	$3,257	$184,013
Very low	0.21% – 0.50%	22,512	4,107	1,767	28,386
Low	0.51% – 2.00%	19,223	6,307	4,031	29,561
Medium	2.01% – 10.00%	3,076	6,222	2,482	11,780
High	10.01% – 99.99%	340	895	686	1,921
Default	100%	176	8	–	184
Total AIRB exposure		$203,699	$39,923	$12,223	$255,845
Strong		$104	$–	$–	$104
Good		4	–	–	4
Satisfactory		12	–	–	12
Weak		–	–	–	–
Default		1	–	–	1
Total slotted exposure		$121	$–	$–	$121
Standardized exposure		$3,306	$873	$155	$4,334
		$207,126	$40,796	$12,378	$260,300
Less: collective allowance on performing loans		$58	$354	$386	$798
Net retail loans		$207,068	$40,442	$11,992	$259,502

134	CIBC 2018 ANNUAL REPORT

Consolidated financial statements

Impaired loans

	In accordance with IFRS 9			In accordance with IAS 39
$ millions, as at October 31			2018				2017
	Gross impaired	Stage 3 allowance	Net impaired	Gross impaired	Individual allowance	Collective allowance (1)	Net impaired
Residential mortgages	$677	$143	$534	$513	$2	$143	$368
Personal	182	109	73	171	7	134	30
Business and government	621	230	391	626	183	8	435
Total impaired loans (2)(3)	$1,480	$482	$998	$1,310	$192	$285	$833

(1)

Includes collective allowance relating to personal, scored small business and mortgage impaired loans that are greater than 90 days delinquent. In addition, we have a collective allowance of $1,260 million on balances and commitments which are not impaired.

(2)	Average balance of gross impaired loans was $1,333 million (2017: $1,376 million).
(3)	Foreclosed assets of $14 million (2017: $21 million) were included in Other assets on the consolidated balance sheet.

Purchased credit-impaired loans

The following table provides details of our purchased credit-impaired loans resulting from the acquisition of The PrivateBank:

$ millions, as at October 31	2018	2017
Unpaid principal balance (1)	$20	$81
Credit related fair value adjustments	(3)	(15)
Time value of money	(1)	(3)
Carrying value	16	63
Stage 3 allowance (2017: Individually assessed allowance)	(2)	(2)
Carrying value net of related allowance	$14	$61

(1)	Represents principal amount owed net of write-offs since the acquisition of the loan.

Contractually past due loans but not impaired

This comprises loans where repayment of principal or payment of interest is contractually in arrears. The following table provides an aging analysis of the contractually past due loans:

$ millions, as at October 31	Less than 31 days	31 to 90 days	Over 90 days	2018 (1) Total	2017 Total
Residential mortgages	$2,505	$849	$–	$3,354	$3,546
Personal	751	186	–	937	915
Credit card	547	172	103	822	853
Business and government	525	158	–	683	811
	$4,328	$1,365	$103	$5,796	$6,125

(1)

Effective November 1, 2017, all loans that are contractually 90 days in arrears are automatically classified as impaired and as stage 3 under IFRS 9, except for credit card loans which are classified as impaired and are fully written off when payments are contractually 180 days in arrears or at the earlier of the notice of bankruptcy, settlement proposal, or enlistment of credit counselling services. The determination of impairment was generally the same under IAS 39, except (i) residential mortgages guaranteed or insured by a Canadian government (federal or provincial) or a Canadian government agency were not classified as impaired until payments were contractually 365 days in arrears, and (ii) residential mortgages guaranteed or insured by a private insurer, or loans that were fully secured and in the process of collection were not classified as impaired until payments were contractually 180 days in arrears.

During the year, gross interest income that would have been recorded if impaired loans were treated as current was $81 million (2017: $78 million), of which $27 million (2017: $23 million) was in Canada and $54 million (2017: $55 million) was outside Canada. During the year, interest recognized on impaired loans was $23 million (2017: $26 million), and interest recognized on loans before being classified as impaired was $59 million (2017: $45 million), of which $41 million (2017: $35 million) was in Canada and $18 million (2017: $10 million) was outside Canada.

Net interest income after provision for credit losses

$ millions, for the year ended October 31	2018	2017	2016
Interest income	$17,505	$13,593	$12,092
Interest expense	7,440	4,616	3,726
Net interest income	10,065	8,977	8,366
Provision for credit losses	870	829	1,051
Net interest income after provision for credit losses	$9,195	$8,148	$7,315

Modified financial assets

From time to time, we may modify the contractual terms of loans classified as stage 2 and stage 3 for which the borrower has experienced financial difficulties, through the granting of a concession in the form of below-market rates or terms that we would not otherwise have considered. Changes to the present value of the estimated future cash payments through the expected life of the modified loan discounted at the loan’s original effective interest rate are recognized through changes in the ECL allowance and provision for credit losses. During the year ended October 31, 2018, loans classified as stage 2 with an amortized cost of $133 million and loans classified as stage 3 with an amortized cost of $119 million, in each case before the time of modification, were modified through the granting of a financial concession in response to the borrower having experienced financial difficulties. In addition, the gross carrying amount of previously modified stage 2 or stage 3 loans that have returned to stage 1 during the year ended October 31, 2018 was $42 million.

CIBC 2018 ANNUAL REPORT	135

Consolidated financial statements

Note 6	Structured entities and derecognition of financial assets

Structured entities

SEs are entities that have been designed so that voting or similar rights are not the dominant factor in deciding who controls the entity, such as when any voting rights relate to administrative tasks only and the relevant activities are directed by means of contractual arrangements. SEs are entities that are created to accomplish a narrow and well-defined objective. CIBC is involved with various types of SEs for which the business activities include securitization of financial assets, asset-backed financings, and asset management.

We consolidate an SE when the substance of the relationship indicates that we control the SE.

Consolidated structured entities

We consolidate the following SEs:

Multi-seller conduit

We sponsor a consolidated multi-seller conduit in Canada that purchases financial assets from clients and finances the purchases by issuing ABS. The sellers to the conduit continue to service the assets and are exposed to credit losses realized on these assets through the provision of over-collateralization. We hold all of the outstanding ABS.

Credit card securitization trusts

We sell an ownership interest in a revolving pool of credit card receivables generated under certain credit card accounts to Cards II Trust (Cards II). Cards II purchases a proportionate share of credit card receivables on certain credit card accounts within designated portfolios, with the proceeds received from the issuance of notes.

Our credit card securitizations are revolving securitizations, with credit card receivable balances fluctuating from month to month as credit card clients repay their balances and new receivables are generated.

The notes are presented as Secured borrowings within Deposits on the consolidated balance sheet.

As at October 31, 2018, $4.1 billion of credit card receivable assets with a fair value of $4.1 billion (2017: $3.0 billion with a fair value of $3.0 billion) supported associated funding liabilities of $4.1 billion with a fair value of $4.1 billion (2017: $3.0 billion with a fair value of $3.0 billion).

Covered bond guarantor

We have two covered bond programs, structured and legislative. Covered bonds are full recourse on-balance sheet obligations that are also fully collateralized by assets over which bondholders enjoy a priority claim in the event of CIBC’s insolvency. Under the structured program, we transfer a pool of CMHC insured mortgages to the CIBC Covered Bond Guarantor Limited Partnership that warehouses these mortgages and serves as a guarantor to bondholders for payment of interest and principal. Under the legislative program, we transfer a pool of conventional uninsured mortgages to the CIBC Covered Bond (Legislative) Guarantor Limited Partnership that warehouses these mortgages and serves as a guarantor to bondholders for payment of interest and principal.

For both covered bond programs, the assets are owned by the guarantor and not CIBC. As at October 31, 2018, our structured program had outstanding covered bond liabilities of $0.3 billion with a fair value of $0.3 billion (2017: $0.3 billion with a fair value of $0.3 billion) and our legislative program had outstanding covered bond liabilities of $19.5 billion with a fair value of $19.6 billion (2017: $17.1 billion with a fair value of $17.3 billion). The covered bond liabilities are supported by a contractually determined portion of the assets transferred to the guarantor and certain contractual arrangements designed to protect the bondholders from adverse events, including foreign currency fluctuations.

CIBC-managed investment funds

We establish and manage investment funds such as mutual funds and pooled funds. We act as an investment manager and earn market-based management fees, and for certain pooled funds, performance fees which are generally based on the performance of the funds. Seed capital is provided from time to time to CIBC-managed investment funds for initial launch. We consolidate those investment funds in which we have power to direct the relevant activities of the funds and in which our seed capital, or our units held, are significant relative to the total variability of returns of the funds such that we are deemed to be a principal rather than an agent. As at October 31, 2018, the total assets and non-controlling interests in consolidated CIBC-managed investment funds were $64 million and $31 million, respectively (2017: $70 million and $12 million, respectively). Non-controlling interests in consolidated CIBC-managed investment funds are included in Other liabilities as the investment fund units are mandatorily redeemable at the option of the investor.

Community-based tax-advantaged investments

We sponsor certain SEs that invest in community development projects in the U.S. through the issuance of below-market loans that generate a return primarily through the realization of tax credits. As at October 31, 2018, the program had outstanding loans of $59 million (2017: $44 million).

Non-consolidated structured entities

The following SEs are not consolidated by CIBC:

Single-seller and multi-seller conduits

We manage and administer a single-seller conduit and several CIBC-sponsored multi-seller conduits in Canada. The multi-seller conduits acquire direct or indirect ownership or security interests in pools of financial assets from our clients and finance the acquisitions by issuing asset-backed commercial paper (ABCP) to investors. The single-seller conduit acquires financial assets and finances these acquisitions through a credit facility provided by a syndicate of financial institutions. The sellers to the conduits may continue to service the assets and may be exposed to credit losses realized on these assets, typically through the provision of over-collateralization or another form of retained interest. The conduits may obtain credit enhancement from third-party providers. As at October 31, 2018, the total assets in the single-seller conduit and multi-seller conduits amounted to $0.5 billion and $7.1 billion, respectively (2017: $0.5 billion and $5.7 billion, respectively).

We generally provide the multi-seller conduits with commercial paper backstop liquidity facilities, securities distribution, and provide both the single and multi-seller conduits with accounting, cash management, and operations services. The liquidity facilities for the managed and administered multi-seller conduits require us to provide funding, subject to the satisfaction of certain conditions with respect to the conduits, for ABCP not placed with external investors. We also may purchase ABCP issued by the multi-seller conduits for market making purposes.

136	CIBC 2018 ANNUAL REPORT

Consolidated financial statements

We are required to maintain certain short-term and/or long-term debt ratings with respect to the liquidity facilities that we provide to the sponsored multi-seller conduits. If we are downgraded below the level specified under the terms of those facilities, we must provide alternative satisfactory liquidity arrangements, such as procuring an alternative liquidity provider that meets the minimum rating requirements.

We may also act as the counterparty to derivative contracts entered into by a multi-seller conduit in order to convert the yield of the underlying assets to match the needs of the multi-seller conduit’s investors or to mitigate the interest rate, basis, and currency risk within the conduit.

All fees earned in respect of activities with the conduits are on a market basis.

Third-party structured vehicles – continuing

We have investments in and provide loans, liquidity and credit facilities to third-party SEs. We also have investments in limited partnerships in which we generally are a passive investor of the limited partnerships as a limited partner, and in some cases, we are the co-general partner and have significant influence over the limited partnerships. Similar to other limited partners, we are obligated to provide funding up to our commitment level to these limited partnerships.

Pass-through investment structures

We have exposure to units of third-party or CIBC-managed investment funds. We enter into equity derivative transactions with third-party investment funds to pass-through the return of these referenced funds. These transactions provide the investors of the third-party managed investment funds with the desired exposure to the referenced funds in a tax efficient manner.

Commercial mortgage securitization trust

We sold commercial mortgages through a pass-through arrangement with a trust that securitized these mortgages into various classes of ownership certificates held by various external investors. We continue to perform special servicing of the mortgages in exchange for a market-based fee. As at October 31, 2018, the total outstanding ownership certificates in the Commercial mortgage securitization trust were nil (2017: $11 million).

CIBC Capital Trust

We have issued senior deposit notes to CIBC Capital Trust, which funds the purchase of these notes through the issuance of CIBC Tier 1 Notes (Notes) that match the term of the senior deposit notes. The Notes are eligible for Tier 1 regulatory capital treatment and are subject to the phase-out rules for capital instruments that will be viewed as non-qualifying capital instruments. See Note 16 for additional details.

CIBC-managed investment funds

As indicated above, we establish investment funds, including mutual funds and pooled funds, to provide clients with investment opportunities and we may receive management fees and performance fees. We may hold insignificant amounts of fund units in these CIBC-managed funds. We do not consolidate these funds if we do not have significant variability of returns from our interests in these funds such that we are deemed to be an agent through our capacity as the investment manager, rather than a principal. We do not guarantee the performance of CIBC-managed investment funds. As at October 31, 2018, the total AUM in the non-consolidated CIBC-managed investment funds amounted to $114.4 billion (2017: $113.9 billion).

CIBC structured collateralized debt obligation vehicles

We hold exposures to structured CDO vehicles through investments in, or written credit derivatives referencing, these structured vehicles. We may also provide liquidity facilities or other credit facilities. The structured vehicles are funded through the issuance of senior and subordinated tranches. We may hold a portion of those senior and/or subordinated tranches.

We previously curtailed our business activity in structuring CDO vehicles within our structured credit run-off portfolio. Our exposures to CDO vehicles mainly arose through our previous involvement in acting as structuring and placement agent for the CDO vehicles. As at October 31, 2018, the assets in the CIBC structured CDO vehicles have a total principal amount of $334 million (2017: $382 million).

Third-party structured vehicles – structured credit run-off

Similar to our structured activities, we also curtailed our business activities in third-party structured vehicles, within our structured credit run-off portfolio. These positions were initially traded as intermediation, correlation and flow trading, which earned us a spread on matching positions.

Community Reinvestment Act investments

We hold debt and equity investments in limited liability entities to further our U.S. Community Reinvestment Act initiatives with a carrying value of $241 million (2017: $159 million). These entities invest in qualifying community development projects, including affordable housing projects, that generate a return primarily by the realization of tax credits. Similar to other limited investors in these entities, we are obligated to provide funding up to our commitment level to these limited liability entities. As at October 31, 2018, the total assets of these limited liability entities were $4.6 billion (2017: $3.9 billion).

CIBC 2018 ANNUAL REPORT	137

Consolidated financial statements

Our on-balance sheet amounts and maximum exposure to loss related to SEs that are not consolidated are set out in the table below. The maximum exposure comprises the carrying value of unhedged investments, the notional amounts for liquidity and credit facilities, and the notional amounts less accumulated fair value losses for unhedged written credit derivatives on SE reference assets. The impact of CVA is not considered in the table below.

$ millions, as at October 31, 2018	Single-seller and multi-seller conduits		Third-party structured vehicles – continuing	Structured vehicles run-off (1)	Other (2)
On-balance sheet assets at carrying value (3)
Securities	$9		$1,769	$3	$293
Loans	93		1,577	–	–
Investments in equity-accounted associates and joint ventures	–		1	–	5
Derivatives (4)	–		–	–	5
	$102		$3,347	$3	$303
October 31, 2017	$94		$3,025	$109	$528
On-balance sheet liabilities at carrying value (3)
Deposits	$–		$–	$–	$1,600
Derivatives (4)	–		–	131	–
	$–		$–	$131	$1,600
October 31, 2017	$–		$–	$148	$1,656
Maximum exposure to loss, net of hedges
Investments and loans	$102		$3,347	$3	$298
Notional of written derivatives, less fair value losses	–		–	26	–
Liquidity, credit facilities and commitments	7,136	(5)	1,656	13	114
Less: hedges of investments, loans and written derivatives exposure	–		–	(29)	(44)
	$7,238		$5,003	$13	$368
October 31, 2017	$5,835		$5,284	$119	$258

(1)	Includes CIBC structured CDO vehicles and third-party structured vehicles.
(2)

Includes pass-through investment structures, a commercial mortgage securitization trust, CIBC Capital Trust, and CIBC-managed investment funds and Community Reinvestment Act-related investment vehicles.

(3)	Excludes SEs established by CMHC, Fannie Mae, Freddie Mac, Ginnie Mae, FHLB, Federal Farm Credit Bank, and Student Loan Marketing Association.
(4)

Comprises written credit default swaps (CDS) and total return swaps (TRS) under which we assume exposures. Excludes foreign exchange derivatives, interest rate derivatives and other derivatives provided as part of normal course client facilitation.

(5)

Excludes an additional $1.7 billion (2017: $3.0 billion) relating to our backstop liquidity facilities provided to the multi-seller conduits as part of their commitment to fund purchases of additional assets and $9 million (2017: nil) relating to our direct investments in the multi-seller conduits which we consider investment exposure.

We also hold investments in a variety of third-party investment funds, which include, but are not limited to, exchange-traded funds, mutual funds, and investment trusts. We buy and sell units of these investment funds as part of trading activities or client facilitation businesses that are managed as part of larger portfolios. We generally are a passive investor and are not the investment manager in any of these investment funds. We are not the sponsor of any third-party investment funds, nor do we have the power over key decision-making activities of the funds. Our maximum exposure to loss from our investments is limited to the carrying amounts of our investments and any unutilized commitment we have provided to these funds. In addition, we issue certain structured notes and enter into equity derivatives that are referenced to the return of certain investment funds. Accordingly, we do not include our interests in these third-party investment funds in the table above.

Derecognition of financial assets

We enter into transactions in the normal course of business in which we transfer recognized financial assets directly to third parties, but retain substantially all of the risks and rewards of those assets. The risks include credit, interest rate, foreign exchange, pre-payment and other price risks whereas the rewards include income streams associated with the assets. Due to the retention of risks, the transferred financial assets are not derecognized and such transfers are accounted for as secured borrowing transactions.

The majority of our financial assets transferred to non-consolidated entities that do not qualify for derecognition are: (i) residential mortgage loans under securitization transactions; (ii) securities held by counterparties as collateral under repurchase agreements; and (iii) securities lent under securities lending agreements.

Residential mortgage securitizations

We securitize fully insured fixed- and variable-rate residential mortgage pools through the creation of National Housing Act (NHA) MBS under the NHA MBS Program, sponsored by CMHC. Under the Canada Mortgage Bond Program, sponsored by CMHC, we sell MBS to a government-sponsored securitization trust that issues securities to investors. We do not consolidate the securitization trust. We may act as a counterparty in interest rate swap agreements where we pay the trust the interest due to investors and receive the interest on the MBS. We have also sold MBS directly to CMHC under the Government of Canada’s Insured Mortgage Purchase Program as well as other third-party investors.

The sale of mortgage pools that comprise the NHA MBS do not qualify for derecognition as we retain the pre-payment, credit, and interest rate risks associated with the mortgages, which represent substantially all the risks and rewards. As a result, the mortgages remain on our consolidated balance sheet and are carried at amortized cost. We also recognize the cash proceeds from the securitization as Deposits – Secured borrowings.

Securities held by counterparties as collateral under repurchase agreements

We enter into arrangements whereby we sell securities but enter into simultaneous arrangements to repurchase the securities at a fixed price on a future date thereby retaining substantially all the risks and rewards. As a result, the securities remain on our consolidated balance sheet.

Securities lent for cash collateral or for securities collateral

We enter into arrangements whereby we lend securities but with arrangements to receive the securities at a future date, thereby retaining substantially all the risks and rewards. As a result, the securities remain on our consolidated balance sheet.

138	CIBC 2018 ANNUAL REPORT

Consolidated financial statements

The following table provides the carrying amount and fair value of transferred financial assets that did not qualify for derecognition and the associated financial liabilities:

$ millions, as at October 31		2018		2017
	Carrying amount	Fair value	Carrying amount	Fair value
Residential mortgage securitizations (1)	$18,433	$18,286	$19,948	$19,857
Securities held by counterparties as collateral under repurchase agreements (2)	10,482	10,482	10,391	10,391
Securities lent for cash collateral (2)	15	15	72	72
Securities lent for securities collateral (2)	21,277	21,277	19,291	19,291
	$50,207	$50,060	$49,702	$49,611
Associated liabilities (3)	$50,448	$50,564	$50,261	$50,492

(1)

Consists mainly of Canadian residential mortgage loans transferred to Canada Housing Trust. Certain cash in transit balances related to the securitization process amounting to $705 million (2017: $809 million) have been applied to reduce these balances.

(2)

Does not include over-collateralization of assets pledged. Repurchase and securities lending arrangements are conducted with both CIBC-owned and third-party assets on a pooled basis. The carrying amounts represent an estimated allocation related to the transfer of our own financial assets.

(3)	Includes the obligation to return off-balance sheet securities collateral on securities lent.

Note 7	Land, buildings and equipment

$ millions, as at or for the year ended October 31		Land and buildings (1)	Computer equipment	Office furniture, equipment and other (2)	Leasehold improvements	Total
2018	Cost
	Balance at beginning of year	$1,356	$1,060	$884	$1,073	$4,373
	Additions (3)	27	136	62	62	287
	Disposals (4)	(16)	(35)	(13)	(5)	(69)
	Adjustments (5)	17	3	4	4	28
	Balance at end of year	$1,384	$1,164	$937	$1,134	$4,619
2017	Balance at end of year	$1,356	$1,060	$884	$1,073	$4,373
2018	Accumulated amortization
	Balance at beginning of year	$606	$868	$436	$680	$2,590
	Amortization (4)	37	101	46	73	257
	Disposals (4)	(8)	(19)	(5)	(5)	(37)
	Adjustments (5)	9	3	–	2	14
	Balance at end of year	$644	$953	$477	$750	$2,824
2017	Balance at end of year	$606	$868	$436	$680	$2,590
	Net book value
	As at October 31, 2018	$740	$211	$460	$384	$1,795
	As at October 31, 2017	$750	$192	$448	$393	$1,783

(1)	Includes land and building underlying a finance lease arrangement. See below for further details.
(2)	Includes $152 million (2017: $133 million) of work-in-progress not subject to amortization.
(3)	Includes acquisitions through business combinations of nil (2017: $62 million).
(4)	Includes write-offs of fully amortized assets.
(5)	Includes foreign currency translation adjustments.

Net additions and disposals during the year were: Canadian Personal and Small Business Banking net additions of $45 million (2017: net disposals of $97 million); Canadian Commercial Banking and Wealth Management net additions of $6 million (2017: net disposals of $9 million); U.S. Commercial Banking and Wealth Management net additions of $28 million (2017: net additions of $68 million); Capital Markets net additions of $1 million (2017: net additions of nil); and Corporate and Other net additions of $138 million (2017: net additions of $82 million).

Finance lease property

Included in land and buildings above is a finance lease property, a portion of which is rented out and considered an investment property. The carrying value of the finance lease property is as follows:

$ millions, for the year ended October 31	2018	2017
Balance at beginning of year	$379	$418
Amortization	(23)	(24)
Foreign currency adjustments	7	(15)
Balance at end of year	$363	$379

Rental income of $97 million (2017: $99 million; 2016: $99 million) was generated from the investment property. Interest expense of $25 million (2017: $28 million; 2016: $30 million) and non-interest expenses of $49 million (2017: $40 million; 2016: $49 million) were incurred in respect of the finance lease property. Our commitment related to the finance lease is disclosed in Note 21.

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Consolidated financial statements

Note 8	Goodwill, software and other intangible assets

Goodwill

The carrying amount of goodwill is reviewed for impairment annually as at August 1 and whenever there are events or changes in circumstances which indicate that the carrying amount may not be recoverable. Goodwill is allocated to CGUs for the purposes of impairment testing based on the lowest level for which identifiable cash inflows are largely independent of cash inflows from other assets or groups of assets. The goodwill impairment test is performed by comparing the recoverable amount of the CGU to which goodwill has been allocated, with the carrying amount of the CGU including goodwill, with any deficiency recognized as impairment to goodwill. The recoverable amount of a CGU is defined as the higher of its estimated fair value less cost to sell and value in use.

We have three significant CGUs to which goodwill has been allocated. The changes in the carrying amount of goodwill are allocated to each CGU as follows:

		CGUs
$ millions, as at or for the year ended October 31		CIBC FirstCaribbean	Canadian Wealth Management	U.S. Commercial Banking and Wealth Management		Other	Total
2018	Balance at beginning of year	$405	$884	$3,952		$126	$5,367
	Acquisitions	–	–	29	(1)	62	91
	Impairment	–	–	–		–	–
	Foreign currency translation adjustments	8	–	97		1	106
	Balance at end of year	$413	$884	$4,078		$189	$5,564
2017	Balance at beginning of year (2)	$421	$884	$107		$127	$1,539
	Acquisitions	–	–	3,944		–	3,944
	Impairment	–	–	–		–	–
	Foreign currency translation adjustments	(16)	–	(99)		(1)	(116)
	Balance at end of year	$405	$884	$3,952		$126	$5,367

(1)	Additional goodwill recognized from our acquisition of The PrivateBank. See Note 3 for additional details.
(2)	Net of cumulative impairment charges for FirstCaribbean International Bank Limited (CIBC FirstCaribbean) goodwill of $623 million, and nil for other CGUs.

Impairment testing of goodwill and key assumptions

CIBC FirstCaribbean

CIBC became the majority shareholder of CIBC FirstCaribbean in December 2006 and now holds 91.7% of its shares. CIBC FirstCaribbean is a major Caribbean bank offering a full range of financial services in corporate and investment banking, retail and business banking, and wealth management. CIBC FirstCaribbean, which has assets of approximately US$12 billion, operates in the Caribbean and is traded on the stock exchanges of Barbados, Trinidad, and Eastern Caribbean. The results of CIBC FirstCaribbean are included in Corporate and Other.

The recoverable amount of CIBC FirstCaribbean is based on a value in use calculation that is estimated using a five-year cash flow projection approved by management of CIBC FirstCaribbean and an estimate of the capital required to be maintained in the region to support ongoing operations.

In the second and third quarters of 2018 we performed off-cycle goodwill impairment tests in response to the market conditions that led to the withdrawal of CIBC FirstCaribbean’s initial public offering, and the announcement by the Barbados government to restructure its public debt, respectively. In both quarters, we determined that an impairment charge was not required.

In the fourth quarter we performed our annual impairment test as at August 1, 2018, and continued to determine that the estimated recoverable amount of the CIBC FirstCaribbean CGU approximated its carrying amount. As a result, no impairment charge was recognized during 2018. The forecast for CIBC FirstCaribbean used in our impairment test reflects an expectation of continued productive loan growth during the forecast period as well as the expected cash flows from the Government of Barbados debt restructuring.

A terminal growth rate of 2.5% as at August 1, 2018 (August 1, 2017: 2.5%) was applied to the years after the five-year forecast. All of the forecasted cash flows were discounted at an after-tax rate of 14.7% as at August 1, 2018 (16.5% pre-tax) which we believe to be a risk-adjusted discount rate appropriate to CIBC FirstCaribbean (we used an after-tax rate of 14% as at August 1, 2017). The determination of a discount rate and a terminal growth rate require the exercise of judgment. The discount rate was determined based on the following primary factors: (i) the risk-free rate; (ii) an equity risk premium; (iii) beta adjustment to the equity risk premium based on a review of betas of comparable publicly traded financial institutions in the region; and (iv) a country risk premium. The terminal growth rate was based on management’s expectations of real growth and forecast inflation rates.

Estimation of the recoverable amount is an area of significant judgment. Reductions in the estimated recoverable amount could arise from various factors, such as, reductions in forecasted cash flows, an increase in the assumed level of required capital, and any adverse changes to the discount rate or the terminal growth rate either in isolation or in any combination thereof. We estimated that a 10% decrease in each of the terminal year’s and subsequent years’ forecasted cash flows would result in a reduction in the estimated recoverable amount of the CIBC FirstCaribbean CGU of approximately $135 million as at August 1, 2018. We also estimated that a 50 basis point increase in the after-tax discount rate would result in a reduction in the estimated recoverable amount of the CIBC FirstCaribbean CGU of approximately $78 million as at August 1, 2018. These sensitivities are indicative only and should be considered with caution, as the effect of the variation in each assumption on the estimated recoverable amount is calculated in isolation without changing any other assumptions. In practice, changes in one factor may result in changes in another, which may magnify, counteract or obfuscate the disclosed sensitivities.

Canadian Wealth Management

The recoverable amount of the Canadian Wealth Management CGU is based on a fair value less cost to sell calculation. The fair value is estimated using an earnings-based approach whereby the forecasted earnings are based on the Wealth Management internal plan which was approved by management and covers a three-year period. The calculation incorporates the forecasted earnings multiplied by an earnings multiple derived from observable price-to-earnings multiples of comparable wealth management institutions. The price-to-earnings multiples of those comparable wealth management institutions ranged from 9.2 to 19.2 as at August 1, 2018 (August 1, 2017: 10.8 to 22.3).

We have determined that the estimated recoverable amount of the Wealth Management CGU was well in excess of its carrying amount as at August 1, 2018. As a result, no impairment charge was recognized during 2018.

If alternative reasonably possible changes in key assumptions were applied, the result of the impairment test would not differ.

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Consolidated financial statements

U.S. Commercial Banking and Wealth Management

During 2017, we completed the acquisitions of The PrivateBank and Geneva Advisors. The goodwill arising from both acquisitions has been allocated to the U.S. Commercial Banking and Wealth Management CGU.

The recoverable amount of U.S. Commercial Banking and Wealth Management is based on a value in use calculation that is estimated using a five-year cash flow projection approved by management, and an estimate of the capital required to be maintained to support ongoing operations.

We have determined that for the impairment testing performed as at August 1, 2018, the estimated recoverable amount of the CIBC U.S. Commercial Banking and Wealth Management CGU was in excess of its carrying amount. As a result, no impairment charge was recognized during 2018.

A terminal growth rate of 3.5% as at August 1, 2018 (August 1, 2017: n/a) was applied to the years after the five-year forecast. All of the forecasted cash flows were discounted at an after-tax rate of 10.0% as at August 1, 2018 (11.2% pre-tax) which we believe to be a risk-adjusted discount rate appropriate to U.S. Commercial Banking and Wealth Management. The determination of a discount rate and a terminal growth rate require the exercise of judgment. The discount rate was determined based on the following primary factors: (i) the risk-free rate; (ii) an equity risk premium; and (iii) beta adjustment to the equity risk premium based on a review of betas of comparable publicly traded financial institutions in the region. The terminal growth rate was based on management’s expectations of real growth and forecast inflation rates.

Other

The goodwill relating to the Other CGUs is comprised of amounts which individually are not considered to be significant. We have determined that for the impairment testing performed as at August 1, 2018, the estimated recoverable amount of these CGUs was in excess of their carrying amounts.

Allocation to strategic business units

Goodwill of $5,564 million (2017: $5,367 million) is allocated to the SBUs as follows: Canadian Commercial Banking and Wealth Management of $954 million (2017: $892 million), Corporate and Other of $462 million (2017: $454 million), U.S. Commercial Banking and Wealth Management of $4,078 million (2017: $3,952 million), Capital Markets of $63 million (2017: $62 million), and Canadian Personal and Small Business Banking of $7 million (2017: $7 million).

Software and other intangible assets

The carrying amount of indefinite-lived intangible assets is provided in the following table:

$ millions, as at or for the year ended October 31		Contract based (1)	Brand name (2)	Total
2018	Balance at beginning of year	$116	$25	$141
	Foreign currency translation adjustments	–	1	1
	Balance at end of year	$116	$26	$142
2017	Balance at beginning of year	$116	$26	$142
	Foreign currency translation adjustments	–	(1)	(1)
	Balance at end of year	$116	$25	$141

(1)	Represents management contracts purchased as part of past acquisitions.
(2)	Acquired as part of the CIBC FirstCaribbean acquisition.

The components of finite-lived software and other intangible assets are as follows:

$ millions, as at or for the year ended October 31		Software (1)	Core deposit intangibles (2)	Contract based (3)	Customer relationships (4)	Total
2018	Gross carrying amount
	Balance at beginning of year	$2,632	$599	$44	$310	$3,585
	Additions	363	–	–	–	363
	Disposals (5)	(4)	–	(12)	–	(16)
	Adjustments (6)	(5)	12	2	4	13
	Balance at end of year	$2,986	$611	$34	$314	$3,945
2017	Balance at end of year	$2,632	$599	$44	$310	$3,585
2018	Accumulated amortization
	Balance at beginning of year	$1,403	$239	$9	$97	$1,748
	Amortization and impairment (5)(7)	285	75	8	32	400
	Disposals (5)	–	–	(12)	–	(12)
	Adjustments (6)	(3)	6	1	2	6
	Balance at end of year	$1,685	$320	$6	$131	$2,142
2017	Balance at end of year	$1,403	$239	$9	$97	$1,748
	Net book value
	As at October 31, 2018	$1,301	$291	$28	$183	$1,803
	As at October 31, 2017	$1,229	$360	$35	$213	$1,837

(1)	Includes $467 million (2017: $456 million) of work-in-progress not subject to amortization.
(2)	Acquired as part of the acquisitions of CIBC FirstCaribbean and The PrivateBank.
(3)

Represents a combination of management contracts purchased as part of past acquisitions, as well as management contracts purchased as part of our acquisitions of The PrivateBank and Geneva Advisors in 2017.

(4)

Represents customer relationships associated with past acquisitions, including CIBC Atlantic Trust, and the MasterCard portfolio, as well as customer relationships associated with our acquisitions of The PrivateBank and Geneva Advisors in 2017.

(5)	Includes write-offs of fully amortized assets.
(6)	Includes foreign currency translation adjustments.
(7)	Includes nil impairment losses relating to software (2017: $2 million).

Net additions and disposals of gross carrying amount during the year were: Canadian Personal and Small Business Banking net additions of nil (2017: net additions of $1 million); Canadian Commercial Banking and Wealth Management net disposals of nil (2017: net disposals of $28 million); U.S. Commercial Banking and Wealth Management net additions of $12 million (2017: net additions of $471 million); Capital Markets net additions of nil (2017: net additions of $1 million); and Corporate and Other net additions of $351 million (2017: net additions of $392 million).

CIBC 2018 ANNUAL REPORT	141

Consolidated financial statements

Note 9	Other assets

$ millions, as at October 31	2018	2017
Accrued interest receivable	$1,292	$951
Defined benefit asset (Note 18)	362	200
Gold and silver certificates	251	186
Brokers’ client accounts	2,997	1,503
Current tax receivable	3,175	2,783
Other prepayments	685	697
Derivative collateral receivable	5,071	4,420
Accounts receivable	868	512
Other	582	553
	$15,283	$11,805

Note 10	Deposits(1)(2)

$ millions, as at October 31	Payable on demand (3)	Payable after notice (4)	Payable on a fixed date (5)(6)	2018 Total	2017 Total
Personal	$11,845	$100,926	$51,108	$163,879	$159,327
Business and government (7)	58,989	52,309	128,851	240,149	225,622
Bank	4,186	191	10,003	14,380	13,789
Secured borrowings (8)	–	–	42,607	42,607	40,968
	$75,020	$153,426	$232,569	$461,015	$439,706
Comprises:
Held at amortized cost				$453,498	$433,759
Designated at fair value				7,517	5,947
				$461,015	$439,706
Total deposits include:
Non-interest-bearing deposits
In domestic offices				$49,858	$50,810
In foreign offices				12,115	12,289
Interest-bearing deposits
In domestic offices				321,188	297,997
In foreign offices				77,854	78,610
				$461,015	$439,706

(1)	Includes deposits of $155.5 billion (2017: $145.6 billion) denominated in U.S. dollars and deposits of $24.3 billion (2017: $19.9 billion) denominated in other foreign currencies.
(2)	Net of purchased notes of $2,689 million (2017: $2,465 million).
(3)	Includes all deposits for which we do not have the right to require notice of withdrawal. These deposits are generally chequing accounts.
(4)	Includes all deposits for which we can legally require notice of withdrawal. These deposits are generally savings accounts.
(5)	Includes all deposits that mature on a specified date. These deposits are generally term deposits, guaranteed investment certificates, and similar instruments.
(6)

Includes $190 million (2017: nil) of deposits which are subject to the bank recapitalization (bail-in) conversion regulations issued by the Department of Finance (Canada). These regulations provide certain statutory powers to the Canada Deposit Insurance Corporation (CDIC), including the ability to convert specified eligible shares and liabilities of CIBC into common shares in the event that CIBC is determined to be non-viable.

(7)	Includes $1,600 million (2017: $1,625 million) of Notes issued to CIBC Capital Trust.
(8)	Comprises liabilities issued by or as a result of activities associated with the securitization of residential mortgages, covered bond programme, and consolidated securitization vehicles.

Note 11	Other liabilities

$ millions, as at October 31	2018	2017 (1)
Accrued interest payable	$1,300	$1,095
Defined benefit liability (Note 18)	645	766
Gold and silver certificates	95	126
Brokers’ client accounts	3,829	2,366
Derivative collateral payable	4,118	3,660
Other deferred items	688	683
Negotiable instruments	930	886
Accrued employee compensation and benefits	2,303	2,085
Accounts payable and accrued expenses	2,138	1,486
Other	2,177	2,122
	$18,223	$15,275

(1)	Certain information has been reclassified to conform to the presentation adopted in the current year.

142	CIBC 2018 ANNUAL REPORT

Consolidated financial statements

Note 12	Derivative instruments

As described in Note 1, in the normal course of business, we use various derivative instruments for both trading and ALM purposes. These derivatives limit, modify or give rise to varying degrees and types of risk.

$ millions, as at October 31		2018		2017
	Assets	Liabilities	Assets	Liabilities
Trading (Note 2)	$19,318	$19,204	$21,352	$21,275
ALM (Note 2)
Designated accounting hedges (Note 13)	1,566	1,303	2,454	1,222
Economic hedges (1)	547	466	536	774
	$21,431	$20,973	$24,342	$23,271

(1)	Comprises derivatives not designated in hedge accounting relationships under IAS 39.

Derivatives used by CIBC

The majority of our derivative contracts are OTC transactions. OTC transactions consist of: (i) contracts that are bilaterally negotiated and settled between CIBC and the counterparty to the contract; and (ii) contracts that are bilaterally negotiated and then cleared through a central counterparty (CCP). Bilaterally negotiated and settled contracts are usually traded under a standardized International Swaps and Derivatives Association (ISDA) agreement with collateral posting arrangements between CIBC and its counterparties. Terms are negotiated directly with counterparties and the contracts have industry-standard settlement mechanisms prescribed by ISDA. Centrally cleared contracts are generally bilaterally negotiated and then novated to, and cleared through, a CCP. The industry promotes the use of CCPs to clear OTC trades. The central clearing of derivative contracts generally facilitates the reduction of credit exposures due to the ability to net settle offsetting positions. Consequently, derivative contracts cleared through CCPs generally attract less capital relative to those settled with non-CCPs.

The remainder of our derivative contracts are exchange-traded derivatives, which are standardized in terms of their amounts and settlement dates, and are bought and sold on organized and regulated exchanges. These exchange-traded derivative contracts consist primarily of options and futures.

Interest rate derivatives

Forward rate agreements are OTC contracts that effectively fix a future interest rate for a period of time. A typical forward rate agreement provides that at a pre-determined future date, a cash settlement will be made between the counterparties based upon the difference between a contracted rate and a market rate to be determined in the future, calculated on a specified notional principal amount. No exchange of principal amount takes place. Certain forward rate agreements are bilaterally transacted and then novated and settled through a clearing house which acts as a CCP.

Interest rate swaps are OTC contracts in which two counterparties agree to exchange cash flows over a period of time based on rates applied to a specified notional principal amount. A typical interest rate swap would require one counterparty to pay a fixed market interest rate in exchange for a variable market interest rate determined from time to time, with both calculated on a specified notional principal amount. No exchange of principal amount takes place. Certain interest rate swaps are bilaterally transacted and then novated and settled through a clearing house which acts as a CCP.

Interest rate options are contracts in which one party (the purchaser of an option) acquires from another party (the writer of an option), in exchange for a premium, the right, but not the obligation, to either buy or sell, on a specified future date or within a specified time, a specified financial instrument at a contracted price. The underlying financial instrument has a market price which varies in response to changes in interest rates. Options are transacted in both OTC and exchange-traded markets.

Interest rate futures are standardized contracts transacted on an exchange. They are based upon an agreement to buy or sell a specified quantity of a financial instrument on a specified future date, at a contracted price. These contracts differ from forward rate agreements in that they are in standard amounts with standard settlement dates and are transacted through an exchange.

Foreign exchange derivatives

Foreign exchange forwards are OTC contracts in which one counterparty contracts with another to exchange a specified amount of one currency for a specified amount of a second currency, at a future date or range of dates.

Foreign exchange futures contracts are similar in mechanics to foreign exchange forward contracts except that they are in standard currency amounts with standard settlement dates and are transacted through an exchange.

Foreign exchange swap contracts comprise foreign exchange swaps and cross-currency interest rate swaps. Foreign exchange swaps are transactions in which a currency is simultaneously purchased in the spot market and sold for a different currency in the forward market, or vice versa. Cross-currency interest rate swaps are transactions in which counterparties exchange principal and interest flows in different currencies over a period of time. These contracts are used to manage both currency and interest rate exposures.

Credit derivatives

Credit derivatives are OTC contracts designed to transfer the credit risk in an underlying financial instrument (usually termed as a reference asset) from one counterparty to another. The most common credit derivatives are CDS and certain TRS.

CDS contracts provide protection against the decline in value of a reference asset as a result of specified credit events such as default or bankruptcy. These derivatives are similar in structure to an option whereby the purchaser pays a premium to the seller of the CDS contract in return for payment contingent on the occurrence of a credit event. The protection purchaser has recourse to the protection seller for the difference between the face value of the CDS contract and the fair value of the reference asset at the time of settlement. Neither the purchaser nor the seller under the CDS contract has recourse to the entity that issued the reference asset. Certain CDS contracts are cleared through a CCP.

In credit derivative TRS contracts, one counterparty agrees to pay or receive cash amounts based on the returns of a reference asset, including interest earned on these assets in exchange for amounts that are based on prevailing market funding rates. These cash settlements are made regardless of whether there is a credit event. Upon the occurrence of a credit event, the parties may either exchange cash payments according to the value of the defaulted assets or exchange cash based on the notional amount for physical delivery of the defaulted assets.

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Consolidated financial statements

Equity derivatives

Equity swaps are OTC contracts in which one counterparty agrees to pay, or receive from the other, cash amounts based on changes in the value of a stock index, a basket of stocks or a single stock in exchange for amounts that are based either on prevailing market funding rates or changes in the value of a different stock index, basket of stocks or a single stock. These contracts generally include payments in respect of dividends.

Equity options give the purchaser of the option, for a premium, the right, but not the obligation, to buy from or sell to the writer of an option, an underlying stock index, basket of stocks, or a single stock at a contracted price. Options are transacted in both OTC and exchange markets.

Equity index futures are standardized contracts transacted on an exchange. They are based on an agreement to pay or receive a cash amount based on the difference between the contracted price level of an underlying stock index and its corresponding market price level at a specified future date. There is generally no actual delivery of stocks that comprise the underlying index. These contracts are in standard amounts with standard settlement dates.

Precious metal and other commodity derivatives

We also transact in other derivative products, including commodity forwards, futures, swaps and options, such as precious metal and energy-related products in both OTC and exchange markets.

Notional amounts

The notional amounts are not recorded as assets or liabilities, as they represent the face amount of the contract to which a rate or price is applied to determine the amount of cash flows to be exchanged. In most cases, notional amounts do not represent the potential gain or loss associated with market or credit risk of such instruments.

The following table presents the notional amounts of derivative instruments:

$ millions, as at October 31						2018		2017
	Residual term to contractual maturity
	Less than 1 year	1 to 5 years	Over 5 years	Total notional amounts	Trading	ALM	Trading	ALM
Interest rate derivatives
Over-the-counter
Forward rate agreements	$13,843	$25	$–	$13,868	$5,925	$7,943	$5,352	$4,496
Centrally cleared forward rate agreements	230,383	43,145	–	273,528	273,528	–	235,787	–
Swap contracts	49,556	171,052	74,089	294,697	242,620	52,077	243,136	77,429
Centrally cleared swap contracts	1,166,780	1,079,707	327,149	2,573,636	2,264,721	308,915	1,782,769	263,629
Purchased options	6,308	4,688	792	11,788	8,697	3,091	7,813	5,038
Written options	7,396	4,278	584	12,258	10,417	1,841	6,086	2,072
	1,474,266	1,302,895	402,614	3,179,775	2,805,908	373,867	2,280,943	352,664
Exchange-traded
Futures contracts	74,461	26,765	78	101,304	99,156	2,148	72,362	1,036
Purchased options	7,273	–	–	7,273	7,273	–	3,850	–
Written options	2,500	–	–	2,500	2,500	–	2,500	–
	84,234	26,765	78	111,077	108,929	2,148	78,712	1,036
Total interest rate derivatives	1,558,500	1,329,660	402,692	3,290,852	2,914,837	376,015	2,359,655	353,700
Foreign exchange derivatives
Over-the-counter
Forward contracts	400,397	7,462	839	408,698	387,509	21,189	293,292	6,240
Swap contracts	273,924	60,250	24,108	358,282	299,073	59,209	258,668	61,385
Purchased options	19,096	1,405	63	20,564	20,562	2	22,861	16
Written options	21,060	1,419	64	22,543	22,513	30	23,009	25
	714,477	70,536	25,074	810,087	729,657	80,430	597,830	67,666
Exchange-traded
Futures contracts	11	–	–	11	11	–	1	–
Total foreign exchange derivatives	714,488	70,536	25,074	810,098	729,668	80,430	597,831	67,666
Credit derivatives
Over-the-counter
Total return swap contracts – protection sold	–	–	–	–	–	–	–	–
Credit default swap contracts – protection purchased	22	372	365	759	634	125	376	111
Centrally cleared credit default swap contracts – protection purchased	–	404	197	601	443	158	1,016	155
Credit default swap contracts – protection sold	26	76	157	259	157	102	343	111
Centrally cleared credit default swap contracts – protection sold	–	13	198	211	211	–	258	–
Total credit derivatives	48	865	917	1,830	1,445	385	1,993	377
Equity derivatives
Over-the-counter	79,276	22,876	94	102,246	100,762	1,484	73,064	1,143
Exchange-traded	60,654	20,275	1,109	82,038	82,038	–	54,897	–
Total equity derivatives	139,930	43,151	1,203	184,284	182,800	1,484	127,961	1,143
Precious metal derivatives
Over-the-counter	4,880	19	–	4,899	4,899	–	3,154	–
Exchange-traded	1,057	34	–	1,091	1,091	–	2,929	–
Total precious metal derivatives	5,937	53	–	5,990	5,990	–	6,083	–
Other commodity derivatives
Over-the-counter	16,045	14,738	2,478	33,261	33,261	–	27,628	3
Centrally cleared commodity derivatives	21	8	–	29	29	–	27	–
Exchange-traded	17,177	9,331	444	26,952	26,952	–	20,363	–
Total other commodity derivatives	33,243	24,077	2,922	60,242	60,242	–	48,018	3
Total notional amount of which:	$2,452,146	$1,468,342	$432,808	$4,353,296	$3,894,982	$458,314	$3,141,541	$422,889
Over-the-counter (1)	2,289,013	1,411,937	431,177	4,132,127	3,675,961	456,166	2,984,639	421,853
Exchange-traded	163,133	56,405	1,631	221,169	219,021	2,148	156,902	1,036

(1)

For OTC derivatives that are not centrally cleared, $1,064.5 billion (2017: $933.8 billion) are with counterparties that have two-way collateral posting arrangements, $33.8 billion (2017: $17.3 billion) are with counterparties that have one-way collateral posting arrangements, and $185.8 billion (2017: $171.8 billion) are with counterparties that have no collateral posting arrangements. All counterparties with whom we have one-way collateral posting arrangements are sovereign entities.

144	CIBC 2018 ANNUAL REPORT

Consolidated financial statements

Risk

In the following sections, we discuss the risks related to the use of derivatives and how we manage these risks.

Market risk

Derivatives are financial instruments where valuation is linked to changes in interest rates, foreign exchange rates, equity, commodity, credit prices or indices. Changes in value as a result of the aforementioned risk factors is referred to as market risk.

Market risk arising from derivative trading activities is managed in order to mitigate risk in line with CIBC’s risk appetite. To manage market risk, we set market risk limits and may enter into hedging transactions.

Credit risk

Credit risk arises from the potential for a counterparty to default on its contractual obligations and the possibility that prevailing market conditions are such that a loss would occur in replacing the defaulted transaction. We limit the credit risk of OTC derivatives through the use of ISDA master netting agreements, collateral, CCPs and other credit mitigation techniques. We clear eligible derivatives through CCPs in accordance with various global initiatives. Where feasible, we novate existing bilaterally negotiated and settled derivatives to a CCP in an effort to reduce CIBC’s credit risk exposure.

We negotiate netting agreements to contain the build-up of credit exposure resulting from multiple transactions with more active counterparties. Such agreements provide for the simultaneous close-out and netting of all transactions with a counterparty, in the case of a counterparty default. A number of these agreements incorporate a Credit Support Annex, which is a bilateral security agreement that, among other things, provides for the exchange of collateral between parties in the event that one party’s exposure to the other exceeds agreed upon thresholds.

Written OTC options, including CDS, generally have no credit risk for the writer if the counterparty has already performed in accordance with the terms of the contract through payment of the premium at inception. These written options will, however, have some credit risk to the extent of any unpaid premiums.

Credit risk on exchange-traded futures and options is limited, as these transactions are standardized contracts executed on established exchanges, whose CCPs assume the obligations of both counterparties. Similarly, swaps that are centrally cleared represent limited credit risk because these transactions are novated to the CCP, which assumes the obligations of the original bilateral counterparty. All exchange-traded and centrally cleared contracts are subject to initial margin and daily settlement of variation margins, designed to protect participants from losses incurred from a counterparty default.

The following table summarizes our credit exposure arising from derivatives, except for those that are traded on an exchange or are CCP settled. The calculation of the risk-weighted amount is prescribed by OSFI. The current replacement cost is the estimated cost to replace all contracts that have a positive market value, representing an unrealized gain to us. The replacement cost of an instrument is dependent upon its terms relative to prevailing market prices, and will fluctuate as market prices change and as the derivative approaches its scheduled maturity.

The credit equivalent amount is the sum of the current replacement cost and the potential credit exposure, adjusted for master netting agreements and the impact of collateral. The potential credit exposure is an estimate of the amount by which the current replacement cost could increase over the remaining term of each transaction, based on a formula prescribed by OSFI. The credit equivalent amount is then multiplied by counterparty risk variables to arrive at the risk-weighted amount. The risk-weighted amount is used in determining the regulatory capital requirements for derivatives.

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Consolidated financial statements

$ millions, as at October 31					2018					2017
	Current replacement cost			Credit equivalent amount (1)	Risk- weighted amount	Current replacement cost			Credit equivalent amount (1)	Risk- weighted amount
	Trading	ALM	Total			Trading	ALM	Total
Interest rate derivatives
Over-the-counter
Forward rate agreements	$113	$–	$113	$39	$2	$56	$1	$57	$29	$3
Swap contracts	4,603	773	5,376	5,359	539	6,968	1,065	8,033	4,993	653
Purchased options	92	11	103	20	8	153	3	156	55	22
	4,808	784	5,592	5,418	549	7,177	1,069	8,246	5,077	678
Exchange-traded	1	–	1	170	5	–	–	–	88	2
	4,809	784	5,593	5,588	554	7,177	1,069	8,246	5,165	680
Foreign exchange derivatives
Over-the-counter
Forward contracts	2,916	117	3,033	3,793	1,017	3,603	87	3,690	3,644	938
Swap contracts	4,825	1,205	6,030	4,528	886	6,028	1,707	7,735	4,350	847
Purchased options	240	–	240	259	83	217	1	218	310	81
	7,981	1,322	9,303	8,580	1,986	9,848	1,795	11,643	8,304	1,866
Credit derivatives
Over-the-counter
Credit default swap contracts
– protection purchased	115	–	115	46	9	130	–	130	90	10
– protection sold	3	–	3	3	–	11	–	11	6	–
	118	–	118	49	9	141	–	141	96	10
Equity derivatives
Over-the-counter	1,951	7	1,958	2,259	535	1,197	126	1,323	2,033	520
Exchange-traded	1,659	–	1,659	4,131	116	1,541	–	1,541	2,837	84
	3,610	7	3,617	6,390	651	2,738	126	2,864	4,870	604
Precious metal derivatives
Over-the-counter	63	–	63	62	23	40	–	40	43	19
Exchange-traded	143	–	143	17	1	186	–	186	24	1
	206	–	206	79	24	226	–	226	67	20
Other commodity derivatives
Over-the-counter	2,527	–	2,527	4,046	1,523	1,138	–	1,138	2,314	902
Exchange-traded	67	–	67	1,480	59	84	–	84	1,003	40
	2,594	–	2,594	5,526	1,582	1,222	–	1,222	3,317	942
Non-trade exposure related to central counterparties					224					176
Common equity tier 1 (CET1) CVA charge					4,236					3,498
Total derivatives before netting	19,318	2,113	21,431	26,212	9,266	21,352	2,990	24,342	21,819	7,796
Less: effect of netting			(11,789)					(13,977)
Total derivatives			$9,642	$26,212	$9,266			$10,365	$21,819	$7,796

(1)

Sum of current replacement cost and potential future exposure, adjusted for master netting agreements and the impact of collateral amounting to $5,036 million (2017: $4,359 million). The collateral comprises cash of $3,961 million (2017: $3,534 million) and government securities of $1,075 million (2017: $825 million). Of the collateral, $5,020 million (2017: $4,341 million) relates to eligible financial collateral for AIRB exposures that is reflected in the loss given default risk variable used in the determination of risk-weighted assets.

Operating limits

We establish counterparty credit limits and limits for CCP exposures based on a counterparty’s creditworthiness and the type of trading relationship with each counterparty (underlying agreements, business volumes, product types, tenors, etc.)

CVA

A CVA is determined using the fair value based exposure we have on derivative contracts. We believe that we have made appropriate fair value adjustments to date. The establishment of fair value adjustments involves estimates that are based on accounting processes and judgments by management. We evaluate the adequacy of the fair value adjustments on an ongoing basis. Market and economic conditions relating to derivative counterparties may change in the future, which could result in significant future losses.

Our methodology in establishing CVA against other derivative counterparties is calculated using a fair value based exposure measure. We use market-observed credit spreads or proxies, as appropriate. During the year, we recorded a loss of $6 million (2017: gain of $48 million; 2016: loss of $12 million), excluding the impact of the adoption of funding valuation adjustments, on our positions with derivative counterparties.

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Consolidated financial statements

Note 13	Designated accounting hedges

Hedge accounting

We apply hedge accounting as part of managing the market risk of certain non-trading portfolios arising from changes due to interest rates, foreign exchange rates, and equity market prices. Please see the shaded sections of the “Non-trading activities” on page 68 of the MD&A for further information on our risk management strategy for these risks. See Note 12 for further information on the derivatives used by CIBC.

Interest rate risk

The majority of our derivative contracts used to hedge certain exposures to benchmark interest rate risk are interest rate swaps. For fair value hedges, we convert our fixed interest rate exposures from the hedged financial instruments to floating interest rate exposures. For cash flow hedges, we convert certain exposures to cash flow variability from our variable rate instruments to fixed interest rate exposures.

Foreign currency risk

For our fair value hedges, we mainly use various combinations of cross-currency interest rate swaps and interest rate swaps to hedge our exposures to foreign currency risk together with interest rate risk, converting our fixed foreign currency rate exposures to floating functional currency rate exposures.

For our cash flow hedges, the majority of our derivative contracts are used to hedge our exposures to cash flow variability arising from fluctuations in foreign exchange rates, and mainly consist of cross-currency interest rate swaps. We also use foreign exchange forwards and synthetic forwards created from interest rate swaps to hedge certain foreign currency contractual expenses.

For NIFO hedges, we use a combination of foreign denominated deposit liabilities and foreign exchange forwards to manage our foreign currency exposure of our NIFOs with a functional currency other than the Canadian dollar.

Equity price risk

We use cash settled total return swaps in designated cash flow hedge relationships to hedge changes in CIBC’s share price in respect of certain cash-settled share-based compensation awards. Note 17 provides details on our cash-settled share-based compensation plans.

For the hedge relationships above, hedge effectiveness is assessed at the inception of the hedge relationship and on an ongoing basis, primarily using the dollar offset method. The sources of hedge ineffectiveness are mainly attributed to the following:

•	Utilization of hedging instruments that have a non-zero fair value at the inception of the hedge relationship;
•	Differences in fixed rates, when contractual coupons of the fixed rate hedged items are designated;
•	Differences in the discounting factors between the hedged item and the hedging instruments arising from different rate reset frequencies and timing of cash flows; and
•

Differences in the discount curves to determine the basis adjustments of the hedged items and the fair value of the hedging derivatives, including from the application of OIS and CVA to the valuation of derivatives when they are applicable.

Designated hedging instruments

The following table provides a summary of financial instruments designated as hedging instruments:

$ millions, as at October 31, 2018	Notional amount of the hedging instrument (1)	Maturity range			Fair value of the hedging derivatives		Gains (losses) on changes in fair value used for calculating hedge ineffectiveness
		Less than 1 year	1-5 years	Over 5 years	Assets	Liabilities
Cash flow hedges
Foreign exchange risk
Foreign exchange forwards	$138	$138	$–	$–	$2	$–	$(5)
Cross-currency interest rate swaps	18,421	13,377	5,044	–	351	234	82
Interest rate risk
Interest rate swaps	4,468	395	4,073	–	–	15	(57)
Equity share price risk
Equity swaps	1,406	173	1,233	–	–	89	26
	$24,433	$14,083	$10,350	$–	$353	$338	$46
NIFO hedges
Foreign exchange risk
Foreign exchange forwards	$193	$193	$–	$–	$11	$6	$(4)
Deposits (2)	17,158	17,158	–	–	n/a	n/a	(388)
	$17,351	$17,351	$–	$–	$11	$6	$(392)
Fair value hedges
Interest rate risk
Interest rate swaps	$174,556	$50,347	$110,948	$13,261	$380	$164	$(36)
Foreign exchange / interest rate risk
Cross-currency interest rate swaps	36,308	15,528	19,267	1,513	799	795	(63)
Interest rate swaps	17,310	3,850	12,817	643	23	–	(15)
	$228,174	$69,725	$143,032	$15,417	$1,202	$959	$(114)
	$269,958	$101,159	$153,382	$15,417	$1,566	$1,303	$(460)

(1)

For some hedge relationships, we apply a combination of derivatives to hedge the underlying exposures, therefore, the notional amounts of the derivatives generally exceed the carrying amount of the hedged items.

(2)	Notional amount represents the principal amount of deposits as at October 31, 2018.
n/a	Not applicable.

CIBC 2018 ANNUAL REPORT	147

Consolidated financial statements

The following table provides the average rate or price of the hedging derivatives:

As at October 31, 2018		Average exchange rate (1)		Average fixed interest rate	Average share price
Cash flow hedges
Foreign exchange risk
Foreign exchange forwards	USD – CAD	1.29		n/a	n/a
Cross-currency interest rate swaps	EUR – CAD	1.51		n/a	n/a
	GBP – CAD	1.72		n/a	n/a
	USD – CAD	1.28		n/a	n/a
Interest rate risk
Interest rate swaps		n/a	CAD	2.45%	n/a
		n/a	USD	2.16%	n/a
Equity share price risk
Equity swaps		n/a		n/a	$109.52
NIFO hedges
Foreign exchange risk
Foreign exchange forwards	AUD – CAD	0.93		n/a	n/a
	HKD – CAD	0.17		n/a	n/a
	JPY – CAD	0.01		n/a	n/a
Fair value hedges
Interest rate risk
Interest rate swaps		n/a	CAD	1.84%	n/a
Foreign exchange / interest rate risk
Cross-currency interest rate swaps	EUR – CAD	1.49		0.10%	n/a
	GBP – CAD	1.60		1.06%	n/a
	USD – CAD	1.30		2.36%	n/a
Interest rate swaps		n/a	EUR	0.05%	n/a
		n/a	GBP	0.78%	n/a

(1)	Includes average foreign exchange rates and interest rates relating to significant hedging relationships.
n/a	Not applicable.

Designated hedged items

The following table provides information on designated hedged items:

	Carrying amount of the hedged item		Accumulated amount of fair value hedge adjustments on the hedged item		Gains (losses) on changes in fair value used for calculating hedge ineffectiveness
$ millions, as at or for the year ended October 31, 2018	Assets	Liabilities	Assets	Liabilities
Cash flow hedges (1)
Foreign exchange risk
Forecasted expenses	n/a	n/a	n/a	n/a	$5
Deposits	$–	$13,456	n/a	n/a	(81)
Interest rate risk
Loans	4,463	–	n/a	n/a	57
Equity share price risk
Share-based payment	–	1,186	n/a	n/a	(27)
	$4,463	$14,642	n/a	n/a	$(46)
NIFO hedges	$17,351	$–	n/a	n/a	$392
Fair value hedges (2)
Interest rate risk
Securities	$17,046	$–	$(370)	$–	$(338)
Loans	61,363	–	(1,036)	–	(626)
Deposits	–	72,839	–	(1,205)	907
Subordinated indebtedness	–	3,893	–	(48)	58
Foreign exchange / interest rate risk
Loans	6	–	–	–	–
Deposits	–	19,844	–	(112)	82
	$78,416	$96,576	$(1,404)	$(1,364)	$83

(1)	As at October 31, 2018, the amount remaining in AOCI related to the discontinued cash flow hedges was immaterial.
(2)	As at October 31, 2018, the accumulated fair value hedge net liability adjustment remaining on the consolidated balance sheet related to discontinued fair value hedges was $153 million.
n/a	Not applicable.

148	CIBC 2018 ANNUAL REPORT

Consolidated financial statements

Hedge accounting gains (losses) on the consolidated statement of income and consolidated statement of comprehensive income

$ millions, for the year ended October 31, 2018	Beginning balance of AOCI – hedge reserve (after-tax)	Change in the value of the hedging instrument recognized in OCI (before-tax)	Amount reclassified from accumulated OCI to income (before-tax) (1)	Tax benefit (expense)	Ending balance of AOCI hedge reserve (after-tax)	Hedge ineffectiveness gains (losses) recognized in income
Cash flow hedges
Foreign exchange risk	$5	$6	$(6)	$–	$5	$–
Interest rate risk	(3)	(56)	(2)	16	(45)	–
Equity share price risk	31	17	(27)	1	22	(1)
	$33	$(33)	$(35)	$17	$(18)	$(1)
NIFO hedges – foreign exchange risk
Hedges of net investment in foreign operations	$(780)	$(392)	$–	$43	$(1,129)	$–

(1)	During the year ended October 31, 2018, the amount reclassified from AOCI to net income for cash flow hedges of forecasted transactions that were no longer expected to occur was nil.

$ millions, for the year ended October 31, 2018	Gains (losses) on the hedging instruments	Gains (losses) on the hedged items attributed to hedged risk	Hedge Ineffectiveness gains (losses) recognized in income
Fair value hedges
Interest rate risk	$(36)	$1	$(35)
Foreign exchange / interest rate risk	(78)	82	4
	$(114)	$83	$(31)

The following table provides the notional and carrying values of the derivatives designated as the hedging instruments in 2017:

	Derivatives notional amount	Carrying value
$ millions, as at October 31, 2017		Positive	Negative
Fair value hedges	$210,019	$1,717	$907
Cash flow hedges	23,332	419	315
NIFO hedges	5,712	318	–
	$239,063	$2,454	$1,222

In addition, as at October 31, 2017, foreign currency denominated deposit liabilities of $45 million and $17.9 billion had been designated as hedging instruments in fair value hedges of foreign exchange risk and NIFO hedges, respectively.

The following table presents hedge ineffectiveness gains (losses) recognized in the consolidated statement of income for 2017 and 2016:

$ millions, for the year ended October 31	2017	2016
Fair value hedges (1)
Gains (losses) on hedging instruments	$(24)	$(520)
Gains (losses) on hedged items attributable to hedged risks	73	458
	$49	$(62)
Cash flow hedges (2)(3)	$–	$–

(1)	Recognized in Net interest income.
(2)	Recognized in Non-interest income – Other and Non-interest expenses – Other.
(3)	Includes NIFO hedges.

Portions of derivative gains (losses) that by designation were excluded from the assessment of hedge effectiveness for fair value, cash flow, and NIFO hedging activities are included in the consolidated statement of income, and are not significant for the years ended October 31, 2017 and 2016.

As at October 31, 2017, the cash flows designated as hedged items were expected to occur as follows:

$ millions, as at October 31, 2017	Within 1 year	1 – 3 years	3 – 8 years	Over 8 years
Net cash flows	$(465)	$(921)	$(8)	$–

As at October 31, 2017, cash flows designated in cash flow hedges of $332 million, $189 million and $8 million were expected to affect net income in the next 12 months, 1 to 3 years and 3 to 8 years, respectively.

CIBC 2018 ANNUAL REPORT	149

Consolidated financial statements

Note 14	Subordinated indebtedness

The debt issues included in the table below are outstanding unsecured obligations of CIBC and its subsidiaries and are subordinated to the claims of depositors and other creditors as set out in their terms. Foreign currency denominated indebtedness funds foreign currency denominated assets (including our NIFOs). All redemptions are subject to regulatory approval.

Terms of subordinated indebtedness

$ millions, as at October 31									2018		2017
				Earliest date redeemable
Interest rate %		Contractual maturity date		At greater of Canada Yield Price (1) and par	At par	Denominated in foreign currency		Par value	Carrying value (2)	Par value	Carrying value (2)
Fixed	(3)	September 23, 2018				TT$195 million	(4)	$–	$–	$37	$37
6.00	(5)(6)	June 6, 2023		June 6, 2008	June 6, 2018			–	–	600	598
5.75	(7)	July 11, 2024			July 11, 2018	TT$175 million		34	34	–	–
3.00	(8)(9)	October 28, 2024			October 28, 2019			1,000	986	1,000	986
3.42	(9)(10)	January 26, 2026			January 26, 2021			1,000	966	1,000	975
3.45	(9)(11)	April 4, 2028			April 4, 2023			1,500	1,479	–	–
8.70		May 25, 2029	(12)					25	38	25	41
11.60		January 7, 2031		January 7, 1996				200	178	200	188
10.80		May 15, 2031		May 15, 2021				150	132	150	139
8.70		May 25, 2032	(12)					25	39	25	43
8.70		May 25, 2033	(12)					25	40	25	43
8.70		May 25, 2035	(12)					25	42	25	45
Floating	(13)	July 31, 2084			July 27, 1990	US$66 million	(14)	86	86	85	85
Floating (15)		August 31, 2085			August 20, 1991	US$17 million	(16)	23	23	22	22
								4,093	4,043	3,194	3,202
Subordinated indebtedness sold short (held) for trading purposes								37	37	7	7
								$4,130	$4,080	$3,201	$3,209

(1)	Canada Yield Price: a price calculated at the time of redemption to provide a yield to maturity equal to the yield of a Government of Canada bond of appropriate maturity plus a pre-determined spread.
(2)	Carrying values of fixed-rate subordinated indebtedness notes reflect the impact of interest rate hedges in an effective hedge relationship.
(3)

During 2018, we redeemed all $37 million of our Guaranteed Subordinated Term Notes due September 23, 2018. In accordance with their terms, the Debentures were redeemed at 100% of their principal amount, plus accrued and unpaid interest thereon.

(4)	TT$195 million (2017: nil) was redeemed during the year.
(5)	Interest rate is fixed at the indicated rate until the earliest date redeemable at par by CIBC and, thereafter, at a rate of 2.50% above the three-month Canadian dollar bankers’ acceptance rate.
(6)	$600 million (2017: nil) was redeemed during the year.
(7)

Guaranteed Subordinated Term Notes in Trinidad and Tobago dollars issued on July 11, 2018 by FirstCaribbean International Bank (Trinidad & Tobago) Limited, a subsidiary of CIBC FirstCaribbean, and guaranteed on a subordinated basis by CIBC FirstCaribbean.

(8)	Interest rate is fixed at the indicated rate until the earliest date redeemable at par by CIBC and, thereafter, at a rate of 1.19% above the three-month Canadian dollar bankers’ acceptance rate.
(9)

Debentures are also subject to a non-viability contingent capital (NVCC) provision, necessary for the Debentures to qualify as Tier 2 regulatory capital under Basel III. As such, the Debentures are automatically converted into common shares upon the occurrence of a Trigger Event as described in the capital adequacy guidelines. In such an event, the Debentures are convertible into a number of common shares, determined by dividing 150% of the par value plus accrued and unpaid interest by the average common share price (as defined in the relevant prospectus supplements) subject to a minimum price of $5.00 per share (subject to adjustment in certain events as defined in the relevant prospectus supplements).

(10)	Interest rate is fixed at the indicated rate until the earliest date redeemable at par by CIBC and, thereafter, at a rate of 2.57% above the three-month Canadian dollar bankers’ acceptance rate.
(11)	Interest rate is fixed at the indicated rate until the earliest date redeemable at par by CIBC and, thereafter, at a rate of 1.00% above the three-month Canadian dollar bankers’ acceptance rate.
(12)	Not redeemable prior to maturity date.
(13)	Interest rate is based on the six-month US$ London Interbank Offered Rate (LIBOR) plus 0.25%.
(14)	Nil (2017: US$34 million) of this issue was repurchased and cancelled during the year.
(15)	Interest rate is based on the six-month US$ LIBOR plus 0.125%.
(16)	Nil (2017: US$19 million) of this issue was repurchased and cancelled during the year.

150	CIBC 2018 ANNUAL REPORT

Consolidated financial statements

Note 15	Common and preferred share capital

The following table presents the outstanding number of shares and dividends paid:

Outstanding shares and dividends paid

$ millions, except number of shares and per share amounts, as at or for the year ended October 31				2018				2017				2016
	Shares outstanding		Dividends paid		Shares outstanding		Dividends paid		Shares outstanding		Dividends paid
	Number of shares	Amount	Amount	$ per share	Number of shares	Amount	Amount	$ per share	Number of shares	Amount	Amount	$ per share
Common shares	442,823,361	$13,242	$2,356	$5.32	439,329,713	$12,550	$2,121	$5.08	397,055,398	$8,025	$1,879	$4.75
Class A Preferred Shares
Series 39	16,000,000	400	16	0.98	16,000,000	400	16	0.98	16,000,000	400	16	0.98
Series 41	12,000,000	300	11	0.94	12,000,000	300	11	0.94	12,000,000	300	11	0.94
Series 43	12,000,000	300	11	0.90	12,000,000	300	11	0.90	12,000,000	300	11	0.90
Series 45	32,000,000	800	35	1.10	32,000,000	800	14	0.46	–	–	–	–
Series 47	18,000,000	450	16	0.88	–	–	–	–	–	–	–	–
		$2,250	$89			$1,800	$52			$1,000	$38
Treasury shares –common shares	3,019	$1			(16,410)	$(2)			14,882	$1
Treasury shares –preferred shares	–	–			(116,671)	(3)			–	–

Common shares

CIBC’s authorized capital consists of an unlimited number of common shares, without nominal or par value.

Common shares issued

$ millions, except number of shares, as at or for the year ended October 31		2018			2017		2016
	Number of shares	Amount	Number of shares		Amount	Number of shares	Amount
Balance at beginning of year	439,313,303	$12,548	397,070,280		$8,026	397,291,068	$7,813
Issuance pursuant to:
Acquisition of The PrivateBank	1,689,450	194	32,137,402		3,443	–	–
Acquisition of Geneva Advisors	–	–	1,204,344		126	–	–
Acquisition of Wellington Financial	378,848	47	–		–	–	–
Equity-settled share-based compensation plans	999,675	95	990,934		91	815,767	72
Shareholder investment plan (1)	2,880,782	337	6,870,584		749	1,662,972	164
Employee share purchase plan (2)	1,044,893	123	1,071,051		117	373,382	37
	446,306,951	$13,344	439,344,595		$12,552	400,143,189	$8,086
Purchase of common shares for cancellation	(3,500,000)	(104)	–		–	(3,081,300)	(61)
Treasury shares	19,429	3	(31,292)		(4)	8,391	1
Balance at end of year (3)	442,826,380	$13,243	439,313,303	(4)	$12,548	397,070,280	$8,026

(1)

Commencing on October 28, 2016, CIBC has met the requirements for additional common shares for the Shareholder Investment Plan (the Plan) by issuing shares from Treasury. The participants in the Dividend Reinvestment Option and the Stock Dividend Option of the Plan received a 2% discount to average market price on dividends reinvested in additional common shares. Effective with the dividends paid on April 27, 2018, the discount was removed. The participants in the Share Purchase Option of the Plan continue to receive shares issued from Treasury with no discount.

(2)	Commencing June 29, 2016, employee contributions to our Canadian ESPP have been used to purchase common shares from Treasury.
(3)	Excludes 60,764 restricted shares as at October 31, 2018 (2017: 190,285; 2016: nil).
(4)

Excludes 2,010,890 common shares which were issued and outstanding but which had not been acquired by a third party as at October 31, 2017. These shares were issued as a component of our acquisition of The PrivateBank.

Common shares reserved for issue

As at October 31, 2018, 15,703,861 common shares (2017: 6,654,170) were reserved for future issue pursuant to stock option plans, 16,160,842 common shares (2017: 19,041,624) were reserved for future issue pursuant to the Shareholder Investment Plan, 3,043,087 common shares (2017: 2,771,650) were reserved for future issue pursuant to the employee share purchase plan and other activities, and 1,561,767,500 common shares (2017: 1,012,992,500) were reserved for future issue pursuant to instruments which include an NVCC provision requiring conversion into common shares upon the occurrence of a Trigger Event as described in the capital adequacy guidelines.

Normal course issuer bid

On May 31, 2018, we announced that the Toronto Stock Exchange (TSX) had accepted the notice of CIBC’s intention to commence a normal course issuer bid (NCIB). Purchases under this bid will terminate upon the earlier of: (i) CIBC purchasing up to a maximum of 9 million common shares; (ii) CIBC providing a notice of termination; or (iii) June 3, 2019. During the year, we purchased and cancelled 3,500,000 common shares under this bid at an average price of $119.22 for a total amount of $417 million.

The following table shows common shares purchased and cancelled under previously expired NCIBs.

$ millions, except number of shares, as at or for the year ended October 31		2018		2017		2016
TSX approval date	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount
September 16, 2015 (1)	–	$–	–	$–	3,081,300	$270
March 10, 2017 (2)	–	–	–	–	–	–
	–	$–	–	$–	3,081,300	$270

(1)

Common shares were repurchased at an average price of $87.83 under this NCIB, including 1,400,000 common shares purchased and cancelled under a private agreement at an average price of $86.94 for a total amount of $122 million on January 8, 2016.

(2)	No common shares were repurchased under this NCIB.

CIBC 2018 ANNUAL REPORT	151

Consolidated financial statements

Preferred shares

CIBC is authorized to issue an unlimited number of Class A Preferred Shares and Class B Preferred Shares without nominal or par value, issuable in series, provided that, for each class of preferred shares, the maximum aggregate consideration for all outstanding shares, at any time does not exceed $10 billion. There are no Class B Preferred Shares currently outstanding.

Preferred share rights and privileges

Class A Preferred Shares

Each series of Class A Preferred Shares bears quarterly non-cumulative dividends. Non-cumulative Rate Reset Class A Preferred Shares Series 39, 41, 43, 45, and 47 (NVCC) are redeemable, subject to regulatory approval if required, for cash by CIBC on or after the specified redemption dates at the cash redemption prices indicated in the terms of the preferred shares.

Non-cumulative Rate Reset Class A Preferred Shares Series 47 (NVCC) (Series 47 shares)

On January 18, 2018, we issued 18 million Non-cumulative Rate Reset Class A Preferred Shares Series 47 (NVCC) (Series 47 shares) with a par value of $25.00 per share, for gross proceeds of $450 million. For the initial five-year period to the earliest redemption date of January 31, 2023, the Series 47 shares pay quarterly cash dividends, if declared, at a rate of 4.50%. On January 31, 2023, and on January 31 every five years thereafter, the dividend rate will reset to be equal to the then current five-year Government of Canada bond yield plus 2.45%.

Holders of the Series 47 shares will have the right to convert their shares on a one-for-one basis into Non-cumulative Floating Rate Class A Preferred Shares Series 48 (NVCC) (Series 48 shares), subject to certain conditions, on January 31, 2023 and on January 31 every five years thereafter. Holders of the Series 48 shares will be entitled to receive a quarterly floating rate dividend, if declared, equal to the three-month Government of Canada Treasury Bill yield plus 2.45%. Holders of the Series 48 shares may convert their shares on a one-for-one basis into Series 47 shares, subject to certain conditions, on January 31, 2028 and on January 31 every five years thereafter.

Subject to regulatory approval and certain provisions of the shares, we may redeem all or any part of the then outstanding Series 47 shares at par on January 31, 2023 and on January 31 every five years thereafter; we may redeem all or any part of the then outstanding Series 48 shares at par on January 31, 2028 and on January 31 every five years thereafter.

Non-cumulative Rate Reset Class A Preferred Shares Series 45 (NVCC) (Series 45 shares)

On June 2, 2017, we issued 32 million Series 45 shares with a par value of $25.00 per share, for gross proceeds of $800 million. For the initial five-year period to the earliest redemption date of July 31, 2022, the Series 45 shares pay quarterly cash dividends, if declared, at a rate of 4.40%. On July 31, 2022, and on July 31 every five years thereafter, the dividend rate will reset to be equal to the then current five-year Government of Canada bond yield plus 3.38%.

Holders of the Series 45 shares will have the right to convert their shares on a one-for-one basis into Non-cumulative Floating Rate Class A Preferred Shares Series 46 (NVCC) (Series 46 shares), subject to certain conditions, on July 31, 2022 and on July 31 every five years thereafter. Holders of the Series 46 shares will be entitled to receive a quarterly floating rate dividend, if declared, equal to the three-month Government of Canada Treasury Bill yield plus 3.38%. Holders of the Series 46 shares may convert their shares on a one-for-one basis into Series 45 shares, subject to certain conditions, on July 31, 2027 and on July 31 every five years thereafter.

Subject to regulatory approval and certain provisions of the shares, we may redeem all or any part of the then outstanding Series 45 shares at par on July 31, 2022 and on July 31 every five years thereafter; we may redeem all or any part of the then outstanding Series 46 shares at par on July 31, 2027 and on July 31 every five years thereafter.

Non-cumulative Rate Reset Class A Preferred Shares Series 43 (NVCC) (Series 43 shares)

On March 11, 2015, we issued 12 million Series 43 shares with a par value of $25.00 per share, for gross proceeds of $300 million. For the initial five-year period to the earliest redemption date of July 31, 2020, the Series 43 shares pay quarterly cash dividends, if declared, at a rate of 3.60%. On July 31, 2020, and on July 31 every five years thereafter, the dividend rate will reset to be equal to the then current five-year Government of Canada bond yield plus 2.79%.

Holders of the Series 43 shares will have the right to convert their shares on a one-for-one basis into Non-cumulative Floating Rate Class A Preferred Shares Series 44 (NVCC) (Series 44 shares), subject to certain conditions, on July 31, 2020 and on July 31 every five years thereafter. Holders of the Series 44 shares will be entitled to receive a quarterly floating rate dividend, if declared, equal to the three-month Government of Canada Treasury Bill yield plus 2.79%. Holders of the Series 44 shares may convert their shares on a one-for-one basis into Series 43 shares, subject to certain conditions, on July 31, 2025 and on July 31 every five years thereafter.

Subject to regulatory approval and certain provisions of the shares, we may redeem all or any part of the then outstanding Series 43 shares at par on July 31, 2020 and on July 31 every five years thereafter; we may redeem all or any part of the then outstanding Series 44 shares at par on July 31, 2025 and on July 31 every five years thereafter.

Non-cumulative Rate Reset Class A Preferred Shares Series 41 (NVCC) (Series 41 shares)

On December 16, 2014, we issued 12 million Series 41 shares with a par value of $25.00 per share, for gross proceeds of $300 million. For the initial five-year period to the earliest redemption date of January 31, 2020, the Series 41 shares pay quarterly cash dividends, if declared, at a rate of 3.75%. On January 31, 2020, and on January 31 every five years thereafter, the dividend rate will reset to be equal to the then current five-year Government of Canada bond yield plus 2.24%.

Holders of the Series 41 shares will have the right to convert their shares on a one-for-one basis into Non-cumulative Floating Rate Class A Preferred Shares Series 42 (NVCC) (Series 42 shares), subject to certain conditions, on January 31, 2020 and on January 31 every five years thereafter. Holders of the Series 42 shares will be entitled to receive a quarterly floating rate dividend, if declared, equal to the three-month Government of Canada Treasury Bill yield plus 2.24%. Holders of the Series 42 shares may convert their shares on a one-for-one basis into Series 41 shares, subject to certain conditions, on January 31, 2025 and on January 31 every five years thereafter.

Subject to regulatory approval and certain provisions of the shares, we may redeem all or any part of the then outstanding Series 41 shares at par on January 31, 2020 and on January 31 every five years thereafter; we may redeem all or any part of the then outstanding Series 42 shares at par on January 31, 2025 and on January 31 every five years thereafter.

Non-cumulative Rate Reset Class A Preferred Shares Series 39 (NVCC) (Series 39 shares)

On June 11, 2014, we issued 16 million Series 39 shares with a par value of $25.00 per share, for gross proceeds of $400 million. For the initial five-year period to the earliest redemption date of July 31, 2019, the Series 39 shares pay quarterly cash dividends, if declared, at a rate of 3.90%. On July 31, 2019, and on July 31 every five years thereafter, the dividend rate will reset to be equal to the then current five-year Government of Canada bond yield plus 2.32%.

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Consolidated financial statements

Holders of the Series 39 shares will have the right to convert their shares on a one-for-one basis into Non-cumulative Floating Rate Class A Preferred Shares Series 40 (NVCC) (Series 40 shares), subject to certain conditions, on July 31, 2019 and on July 31 every five years thereafter. Holders of the Series 40 shares will be entitled to receive a quarterly floating rate dividend, if declared, equal to the three-month Government of Canada Treasury Bill yield plus 2.32%. Holders of the Series 40 shares may convert their shares on a one-for-one basis into Series 39 shares, subject to certain conditions, on July 31, 2024 and on July 31 every five years thereafter.

Subject to regulatory approval and certain provisions of the shares, we may redeem all or any part of the then outstanding Series 39 shares at par on July 31, 2019, and on July 31 every five years thereafter; we may redeem all or any part of the then outstanding Series 40 shares at par on July 31, 2024, and on July 31 every five years thereafter.

Series 39, Series 40, Series 41, Series 42, Series 43, Series 44, Series 45, Series 46, Series 47, and Series 48 shares are subject to an NVCC provision, necessary for the shares to qualify as regulatory capital under Basel III. As such, the shares are automatically converted into common shares upon the occurrence of a “Trigger Event”. As described in the Capital Adequacy Guidelines, a Trigger Event occurs when OSFI determines the bank is or is about to become non-viable and, if after conversion of all contingent instruments and consideration of any other relevant factors or circumstances, it is reasonably likely that its viability will be restored or maintained; or if the bank has accepted or agreed to accept a capital injection or equivalent support from a federal or provincial government, without which OSFI would have determined the bank to be non-viable. Each such share is convertible into a number of common shares, determined by dividing the par value of $25.00 plus declared and unpaid dividends by the average common share price (as defined in the relevant prospectus supplement) subject to a minimum price of $5.00 per share (subject to adjustment in certain events as defined in the relevant prospectus supplement). We have recorded the Series 39, Series 41, Series 43, Series 45, and Series 47 shares as equity.

Terms of Class A Preferred Shares

Outstanding as at October 31, 2018	Quarterly dividends per share (1)	Earliest specified redemption date	Cash redemption price per share
Series 39	$0.243750	July 31, 2019	$25.00
Series 41	$0.234375	January 31, 2020	$25.00
Series 43	$0.225000	July 31, 2020	$25.00
Series 45	$0.275000	July 31, 2022	$25.00
Series 47	$0.281250	January 31, 2023	$25.00

(1)	Quarterly dividends may be adjusted depending on the timing of issuance or redemption.

Restrictions on the payment of dividends

Under Section 79 of the Bank Act (Canada), a bank, including CIBC, is prohibited from declaring or paying any dividends on its preferred or common shares if there are reasonable grounds for believing that the bank is, or the payment would cause it to be, in contravention of any capital adequacy or liquidity regulation or any direction to the bank made by OSFI.

In addition, our ability to pay common share dividends is also restricted by the terms of the outstanding preferred shares. These terms provide that we may not pay dividends on our common shares at any time without the approval of holders of the outstanding preferred shares, unless all dividends to preferred shareholders that are then payable have been declared and paid or set apart for payment.

We have agreed that if CIBC Capital Trust fails to pay any interest payments on its $1,300 million of CIBC Tier 1 Notes – Series A, due June 30, 2108 or its $300 million of CIBC Tier 1 Notes – Series B, due June 30, 2108, we will not declare dividends of any kind on any of our preferred or common shares for a specified period of time. For additional details see Note 16.

Currently, these limitations do not restrict the payment of dividends on our preferred or common shares.

Capital

Objectives, policy and procedures

Our objective is to employ a strong and efficient capital base. We manage capital in accordance with a capital policy approved by the Board. The policy includes specific guidelines that relate to capital strength, capital mix, dividends and return of capital, and the unconsolidated capital adequacy of regulated entities and capital is monitored continuously for compliance.

Each year, a Capital Plan and three-year outlook are established as a part of the financial plan, and they encompass all material elements of capital: forecasts of sources and uses of capital including earnings, dividends, business growth, and corporate initiatives, as well as maturities, redemptions, and issuances of capital instruments. The Capital Plan is stress-tested to ensure that it is sufficiently robust under severe but plausible stress scenarios. The level of capital and capital ratios are monitored throughout the year including a comparison to the Capital Plan. There were no significant changes made to the objectives, policy, guidelines and procedures during the year.

Regulatory capital requirements under Basel III

Our regulatory capital requirements are determined in accordance with guidelines issued by OSFI, which are based on the risk-based capital standards developed by the Basel Committee on Banking Supervision (BCBS).

CIBC has been designated by OSFI as a D-SIB in Canada, and is subject to a CET1 surcharge equal to 1.0% of risk-weighted assets (RWAs). In June 2018, OSFI publicly disclosed that it requires D-SIBs to hold a Domestic Stability Buffer, currently set at 1.5% of RWAs. This results in current all-in targets, including all buffer requirements, for CET1, Tier 1 and Total capital ratios of 9.5%, 11.0%, and 13.0%, respectively. These targets may be higher for certain institutions at OSFI’s discretion.

“All-in” is defined by OSFI as capital calculated to include all of the regulatory adjustments that will be required by 2019, but retaining the phase-out rules for non-qualifying capital instruments. Certain deductions from CET1 capital that were phased in at 20% per year from 2014 for the calculation of capital under the transitional rules are now fully deducted, and therefore, there is no longer a determination of transitional capital.

Regulatory capital and ratios

Regulatory capital under Basel III consists of CET1, Tier 1 and Tier 2 capital.

CET1 capital includes common shares, retained earnings, AOCI (excluding AOCI relating to cash flow hedges and changes to FVO liabilities attributable to changes in own credit risk), and qualifying instruments issued by a consolidated banking subsidiary to third parties, less regulatory adjustments for items such as goodwill and other intangible assets (net of related deferred tax liabilities), certain deferred tax assets, net assets related to defined benefit pension plans as reported on our consolidated balance sheet (net of related deferred tax liabilities), and certain investments. Additional Tier 1 (AT1) capital primarily includes NVCC preferred shares, qualifying instruments issued by a consolidated subsidiary to third parties, and non-qualifying innovative Tier 1 notes subject

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to phase-out rules for capital instruments. Tier 2 capital includes NVCC subordinated indebtedness, non-qualifying subordinated indebtedness subject to phase-out rules for capital instruments, eligible collective allowance under the standardized approach, and qualifying instruments issued by a consolidated subsidiary to third parties.

Our capital ratios and leverage ratio are presented in the table below:

$ millions, as at October 31		2018	2017
All-in basis
CET1 capital		$24,641	$21,618
Tier 1 capital	C	27,908	24,682
Total capital		32,230	28,129
CET1 capital RWA (1)		216,144	203,321
Tier 1 capital RWA (1)		216,303	203,321
Total capital RWA (1)		216,462	203,321
CET1 ratio		11.4%	10.6%
Tier 1 capital ratio		12.9%	12.1%
Total capital ratio		14.9%	13.8%
Leverage ratio exposure	D	$653,946	$610,353
Leverage ratio	C/D	4.3%	4.0%

(1)

Before any capital floor requirement as applicable, there are three different levels of risk-weighted assets (RWAs) for the calculation of the CET1, Tier 1, and Total capital ratios arising from the option CIBC has chosen for the phase-in of the CVA capital charge. Since the introduction of Basel II in 2008, OSFI has prescribed a capital floor requirement for institutions that use the AIRB approach for credit risk. Effective in the second quarter of 2018, the capital floor is determined by comparing a capital requirement calculated by reference to the Basel II standardized approach against the Basel III calculation, as specified by OSFI. Any shortfall in the Basel III capital requirement compared with the floor factor applied to the capital requirements under the Basel II standardized approach is added to RWAs (75% is the floor factor in the fourth quarter of 2018). Prior to the second quarter of 2018, the capital floor for banks using the AIRB approach for credit risk was determined by reference to the Basel I instead of the Basel II standardized approach calculation. All-in RWAs as at October 31, 2017 included a capital floor adjustment under this methodology.

During the years ended October 31, 2018 and 2017, we have complied with OSFI’s regulatory capital requirements, including a 1.5% Domestic Stability Buffer since June 2018.

Note 16	Capital Trust securities

On March 13, 2009, CIBC Capital Trust, a trust wholly owned by CIBC and established under the laws of the Province of Ontario, issued $1,300 million of CIBC Tier 1 Notes – Series A, due June 30, 2108, and $300 million of CIBC Tier 1 Notes – Series B, due June 30, 2108 (collectively, the Notes). CIBC Capital Trust is not consolidated by CIBC and the senior deposit notes issued by CIBC to CIBC Capital Trust are reported as Deposits – Business and government on the consolidated balance sheet.

The Notes are structured to achieve Tier 1 regulatory capital treatment and, as such, have features of equity capital, including the deferral of cash interest under certain circumstances (Deferral Events). In the case of a Deferral Event, holders of the Notes will be required to invest interest paid on the Notes in our perpetual preferred shares. Should CIBC Capital Trust fail to pay the semi-annual interest payments on the Notes in full, we will not declare dividends of any kind on any of our preferred or common shares for a specified period of time.

In addition, the Notes will be automatically exchanged for our perpetual preferred shares upon the occurrence of any one of the following events: (i) proceedings are commenced for our winding-up; (ii) OSFI takes control of us or our assets; (iii) we or OSFI are of the opinion that our Tier 1 capital ratio is less than 5% or our Total capital ratio is less than 8%; or (iv) OSFI directs us pursuant to the Bank Act (Canada) to increase our capital or provide additional liquidity and we elect such automatic exchange or we fail to comply with such direction. Upon such automatic exchange, holders of the Notes will cease to have any claim or entitlement to interest or principal against CIBC Capital Trust.

CIBC Tier 1 Notes – Series A pays interest, at a rate of 9.976%, semi-annually until June 30, 2019. On June 30, 2019, and on each five-year anniversary thereafter, the interest rate on the CIBC Tier 1 Notes – Series A will reset to the five-year Government of Canada bond yield at such time plus 10.425%. CIBC Tier 1 Notes – Series B pays interest, at a rate of 10.25%, semi-annually until June 30, 2039. On June 30, 2039, and on each five-year anniversary thereafter, the interest rate on the CIBC Tier 1 Notes – Series B will reset to the five-year Government of Canada bond yield at such time plus 9.878%.

Subject to the approval of OSFI, CIBC Capital Trust may, in whole or in part, on the redemption dates specified in the table below, and on any date thereafter, redeem the CIBC Tier 1 Notes – Series A or Series B without the consent of the holders. Also, subject to the approval of OSFI, CIBC Capital Trust may redeem all, but not part of, the CIBC Tier 1 Notes – Series A or Series B prior to the earliest redemption date specified in the table below without the consent of the holders, upon the occurrence of certain specified tax or regulatory events.

OSFI’s capital adequacy guidelines confirmed the adoption of Basel III in Canada and clarified the treatment of non-qualifying capital instruments. Non-qualifying capital instruments are subject to a 10% phase-out per annum commencing in 2013. Banks are expected to develop and maintain a redemption schedule for non-qualifying capital instruments that gives priority to redeeming instruments at their regular par redemption dates before exercising any regulatory event redemption rights. With the adoption of Basel III, innovative capital instruments such as the CIBC Tier 1 Notes are considered non-qualifying capital instruments. We expect to exercise our regulatory event redemption rights in fiscal 2022 in respect of the $300 million CIBC Tier 1 Notes – Series B.

The table below presents the significant terms and conditions of the Notes. As at October 31, 2018, we held $8 million in net long trading positions (2017: $2 million in net short trading positions) of the Notes.

$ millions, as at October 31						2018	2017
				Earliest redemption dates		Principal amount
	Issue date	Interest payment dates	Yield	At greater of Canada Yield Price and par (1)	At par
Series A	March 13, 2009	June 30, December 31	9.976%	June 30, 2014	June 30, 2019	$1,300	$1,300
Series B	March 13, 2009	June 30, December 31	10.250%	June 30, 2014	June 30, 2039	300	300
						$1,600	$1,600

(1)

Canada Yield Price: a price calculated at the time of redemption (other than an interest rate reset date applicable to the series) to provide a yield to maturity equal to the yield on a Government of Canada bond of appropriate maturity plus: (i) for the CIBC Tier 1 Notes – Series A, (a) 1.735% if the redemption date is any time prior to June 30, 2019, or (b) 3.475% if the redemption date is any time on or after June 30, 2019; and (ii) for the CIBC Tier 1 Notes – Series B, (a) 1.645% if the redemption date is any time prior to June 30, 2039, or (b) 3.29% if the redemption date is any time on or after June 30, 2039.

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Note 17	Share-based payments

We provide the following share-based compensation to certain employees and directors in the form of cash-settled or equity-settled awards.

Restricted share award plan

Under the RSA plan, share unit equivalents (RSA units) are granted to certain key employees on an annual basis or during the year as special grants. RSA grants are made in the form of cash-settled awards which generally vest and settle in cash either at the end of three years or one-third annually beginning one year after the date of the grant. Dividend equivalents on RSA units are paid in cash or in the form of additional RSA units to the employees over or at the end of the vesting period or settlement date.

Grant date fair value of each cash-settled RSA unit granted in the normal course is calculated based on the average closing price per common share on the TSX for the 10 trading days prior to a date specified in the grant terms. Upon vesting, each RSA unit is settled in cash based on the average closing price per common share on the TSX for the 10 trading days prior to the vesting date. Grant date fair value of each cash-settled RSA unit granted as part of the acquisition of The PrivateBank in 2017 was based on a 10-day average volume-weighted share price prior to the acquisition date.

During the year, 2,653,437 RSAs were granted at a weighted-average price of $115.20 (2017: 4,331,700 granted at a weighted-average price of $105.67; 2016: 2,320,497 granted at a weighted-average price of $99.99) and the number of RSAs outstanding as at October 31, 2018 was 8,252,167 (2017: 7,590,852; 2016: 5,422,030). Compensation expense in respect of RSAs, before the impact of hedging, totalled $352 million in 2018 (2017: $323 million; 2016: $218 million). As at October 31, 2018, liabilities in respect of RSAs, which are included in Other liabilities, were $858 million (2017: $720 million).

Performance share unit plan

Under the PSU plan, awards are granted to certain key employees on an annual basis in December. PSU grants are made in the form of cash-settled awards which vest and settle in cash at the end of three years. Dividend equivalents on PSUs granted prior to December 2015 are paid in cash to the employees over the vesting period. For PSUs granted in December 2015 and later, employees receive dividend equivalents in the form of additional PSUs.

Grant date fair value of each cash-settled PSU is calculated based on the average closing price per common share on the TSX for the 10 trading days prior to a date specified in the grant terms. The final number of PSUs that vest will range from 75% to 125% of the initial number awarded based on CIBC’s performance relative to the other major Canadian banks. Upon vesting, each PSU is settled in cash based on the average closing price per common share on the TSX for the 10 trading days prior to the vesting date.

During the year, 894,040 PSUs were granted at a weighted-average price of $115.23 (2017: 952,434 granted at a weighted-average price of $105.15; 2016: 905,028 granted at a weighted-average price of $99.86). As at October 31, 2018, the number of PSUs outstanding, before the impact of CIBC’s relative performance, was 2,920,695 (2017: 2,651,991; 2016: 2,507,808). Compensation expense in respect of PSUs, before the impact of hedging, totalled $123 million in 2018 (2017: $128 million; 2016: $93 million). As at October 31, 2018, liabilities in respect of PSUs, which are included in Other liabilities, were $328 million (2017: $287 million).

Restricted stock plan

As part of the acquisition of The PrivateBank in 2017, CIBC restricted stock was issued to replace previously issued PrivateBancorp restricted stock held by employees of The PrivateBank with substantially the same terms and vesting schedule. Under the restricted stock plan, awards were granted to certain key employees in the form of equity-settled awards. Pursuant to the acquisition, each restricted stock represents a CIBC common share with transferability restriction. The common shares are not restricted to voting rights, but dividends are subject to forfeiture under the terms of the grant. Dividends are payable in cash and are distributed to the holders to the extent and at the same time the underlying shares vest and are released from restriction. The transfer restrictions generally vest over a three-year period and vesting is contingent upon continued employment. At the acquisition date, restricted stock was granted at a 10-day average volume-weighted share price of US$80.09 and the number of restricted stock outstanding as at October 31, 2018 was 60,764 (2017: 190,285). Compensation expense in respect of restricted stock totalled $4 million in 2018 (2017: $2 million).

Exchangeable shares

As part of our acquisition of Wellington Financial in the first quarter of 2018, equity-settled awards in the form of exchangeable shares, which vest over a period of up to 5 years and have specific service and non-market performance vesting conditions, were issued to selected employees. Employees receive dividend equivalents in the form of additional exchangeable shares upon vesting. Compensation expense in respect of the exchangeable shares is based on the grant date fair value, adjusted for the impact of best estimates on the satisfaction of the service requirements and non-market performance conditions. At the acquisition, each exchangeable share was granted at $123.99, and the number of exchangeable shares outstanding as at October 31, 2018 was 493,310. Compensation expense in respect of exchangeable shares totalled $20 million in 2018.

Deferred share unit plan/deferred compensation plan

Under the DSU plan, certain key employees are granted DSUs during the year as special grants. Under the DSU plan and the DCP plan assumed through the acquisition of The PrivateBank in 2017, certain employees can also elect to receive DSUs in exchange for cash compensation that they would otherwise be entitled to. DSUs vest in accordance with the vesting schedule defined in the grant agreement or plan document and settle in cash on a date elected by the employee that is not less than two years after the deferral commitment, or after the employee leaves CIBC in a lump sum payment or up to 10 annual installments. Employees receive dividend equivalents in the form of additional DSUs.

Grant date fair value of each cash-settled DSU that is not granted under the DCP, is calculated based on the average closing price per common share on the TSX for the 10 trading days prior to a date specified in the grant terms. These DSUs are settled in cash based on the average closing price per common share on the TSX for the 10 trading days prior to the payout date and after the employee’s termination of employment. For the DCP plan, the grant date fair value for units issued as part of the acquisition of The PrivateBank in 2017 was based on a 10-day average volume-weighted share price prior to the acquisition date. The grant date fair value for subsequent DCP grants is based on the closing stock price on the New York Stock Exchange (NYSE) on the last day of the quarter. Upon distribution, each DSU is settled in cash based on the average closing price per common share on the NYSE for the 10 trading days prior to the date of the distribution.

During the year, 132,739 DSUs were granted at a weighted-average price of $115.60 (2017: 198,301 granted at a weighted-average price of $106.21; 2016: 14,326 granted at a weighted-average price of $99.86) and the number of DSUs outstanding as at October 31, 2018 was 447,200 (2017: 248,032; 2016: 45,410). Compensation expense in respect of DSUs, before the impact of hedging, totalled $26 million in 2018 (2017: $20 million; 2016: $9 million). As at October 31, 2018, liabilities in respect of DSUs, which are included in Other liabilities, were $64 million (2017: $42 million).

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Directors’ plans

Under the Director DSU/Common Share Election Plan, each director who is not an officer or employee of CIBC may elect to receive the annual equity retainer as either DSUs or common shares.

Under the Non-Officer Director Share Plan, each non-officer director may elect to receive all or a portion of their remuneration in the form of cash, common shares or DSUs.

The value of DSUs credited to a director is payable when he or she is no longer a director or employee of CIBC or of an affiliate of CIBC. In addition, for directors subject to section 409A of the U.S. Internal Revenue Code of 1986, as amended, the director is not providing any services to CIBC or any member of its controlled group as an independent contractor. In addition, under the Director DSU/Common Share Election Plan, the value of DSUs is payable only if the director is not related to, or affiliated with, CIBC as defined in the Income Tax Act (Canada).

Other non-interest expense in respect of the DSU components of these plans, totalled $3 million in 2018 (2017: $5 million; 2016: $2 million). As at October 31, 2018, liabilities in respect of DSUs, which are included in Other liabilities, were $25 million (2017: $22 million).

Stock option plans

At the April 2018 Annual Meeting, CIBC received shareholder approval to increase the number of common shares reserved for issuance by 10,000,000 common shares to a maximum of 52,634,500 common shares under the ESOP. In addition, in 2017, 1,119,211 common shares were reserved for issue pursuant to the terms in the merger agreement of the acquisition of The PrivateBank, which specified that each PrivateBancorp outstanding and unexercised option was converted into an option to purchase CIBC shares.

On November 30, 2017, the Board terminated the Non-Officer Director Stock Option Plan.

As at October 31, 2018, 15,703,861 (2017: 6,654,170) common shares were reserved for future issue under our stock option plans. Stock options in respect of 4,713,163 (2017: 4,876,673) common shares have been granted but not yet exercised under the ESOP. 10,990,698 (2017: 1,777,497) common shares remain available for future stock option grants.

Under the ESOP, stock options are periodically granted to certain key employees. Options provide the employee with the right to purchase common shares from CIBC at a fixed price not less than the closing price of the shares on the trading day immediately preceding the grant date. In general, the options vest by the end of the fourth year and expire 10 years from the grant date.

The fair value of options granted during the year were measured at the grant date using the Black-Scholes option pricing model. Model assumptions are based on observable market data for the risk-free interest rate and dividend yield; contractual terms for the exercise price; and historical experience for expected life. Volatility assumptions are best estimates of market implied volatility matching the exercise price and expected life of the options.

The fair value of in-the-money options granted as part of the acquisition of The PrivateBank in 2017 approximated their intrinsic value.

The following weighted-average assumptions were used as inputs into the Black-Scholes option pricing model to determine the fair value of options on the date of grant, excluding the options granted pursuant to the acquisition of The PrivateBank:

For the year ended October 31	2018	2017	2016
Weighted-average assumptions
Risk-free interest rate	2.08%	1.58%	1.34%
Expected dividend yield	5.15%	5.75%	6.14%
Expected share price volatility	14.74%	14.53%	17.26%
Expected life	6 years	6 years	6 years
Share price/exercise price	$120.02	$110.83	$97.73

For 2018, the weighted-average grant date fair value of options, was $7.06 (2017: $5.31; 2016: $5.12). The weighted-average grant date fair value of options granted pursuant to the acquisition of The PrivateBank was $63.75 in 2017.

Compensation expense in respect of stock options totalled $7 million in 2018 (2017: $5 million; 2016: $5 million).

Stock option plans

As at or for the year ended October 31		2018		2017		2016
	Number of stock options	Weighted- average exercise price (1)	Number of stock options	Weighted- average exercise price	Number of stock options	Weighted- average exercise price
Outstanding at beginning of year	4,876,673	$84.28	4,073,451	$86.92	4,100,310	$82.62
Granted	756,516	120.02	1,935,997	75.83	804,923	97.73
Exercised (2)	(876,309)	67.84	(990,934)	76.78	(815,767)	75.86
Forfeited	(42,443)	103.98	(133,581)	99.77	(13,380)	91.99
Cancelled/expired	(1,274)	45.08	(8,260)	58.99	(2,635)	87.36
Outstanding at end of year	4,713,163	$91.05	4,876,673	$84.28	4,073,451	$86.92
Exercisable at end of year	1,898,125	$71.89	1,988,449	$64.28	1,485,607	$74.94
Available for grant	10,990,698		1,777,497		2,452,442

(1)

For foreign currency-denominated options granted and exercised during the year, the weighted-average exercise prices are translated using exchange rates as at the grant date and settlement date, respectively. The weighted-average exercise price of outstanding balances as at October 31, 2018 reflects the conversion of foreign currency-denominated options at the year-end exchange rate.

(2)	The weighted-average share price at the date of exercise was $120.55 (2017: $110.44; 2016: $99.66).

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Consolidated financial statements

Stock options outstanding and vested

As at October 31, 2018	Stock options outstanding			Stock options vested
Range of exercise prices	Number outstanding	Weighted- average contractual life remaining	Weighted- average exercise price	Number outstanding	Weighted- average exercise price
$11.00 – $55.00	406,223	3.53	$30.99	406,223	$30.99
$55.01 – $65.00	256,369	6.81	60.09	112,313	61.06
$65.01 – $75.00	309,799	2.41	71.21	308,942	71.22
$75.01 – $85.00	449,095	3.68	79.77	448,600	79.77
$85.01 – $95.00	401,117	5.28	90.92	383,443	90.86
$95.01 – $105.00	1,231,988	6.66	99.63	238,604	102.25
$105.01 – $115.00	1,658,572	8.59	114.95	–	–
	4,713,163	6.40	$92.45	1,898,125	$71.89

Employee share purchase plan

Under our Canadian ESPP, qualifying employees can choose each year to have any portion of their eligible earnings withheld to purchase common shares. We match 50% of the employee contribution amount, up to a maximum contribution of 3% of eligible earnings, subject to a ceiling of $2,250 annually. CIBC contributions vest after employees have two years of continuous participation in the plan, and all subsequent contributions vest immediately. Similar programs exist in other regions globally, where each year qualifying employees can choose to have a portion of their eligible earnings withheld to purchase common shares and receive a matching employer contribution subject to each plan’s provisions. Commencing June 29, 2016, employee contributions to our ESPP have been used to purchase common shares from Treasury. Previously, these shares were acquired in the open market. CIBC FirstCaribbean operates an ESPP locally, in which contributions are used by the plan trustee to purchase CIBC FirstCaribbean common shares in the open market.

Our contributions are expensed as incurred and totalled $45 million in 2018 (2017: $43 million; 2016: $40 million).

Note 18	Post-employment benefits

We sponsor pension and other post-employment benefit plans for eligible employees in a number of jurisdictions including Canada, the U.S., the U.K., and the Caribbean. Our pension plans include registered funded defined benefit pension plans, supplemental arrangements that provide pension benefits in excess of statutory limits, and defined contribution plans. We also provide certain health-care, life insurance, and other benefits to eligible employees and retired members. Plan assets and defined benefit obligations related to our defined benefit plans are measured for accounting purposes as at October 31 each year.

Plan characteristics, funding and risks

Pension plans

Pension plans include CIBC’s Canadian, U.S., U.K., and Caribbean pension plans. CIBC’s Canadian pension plans represent approximately 90% of our consolidated defined benefit obligation. All of our Canadian pension plans are defined benefit plans, the most significant of which is our principal Canadian pension plan (the CIBC Pension Plan), which encompasses approximately 63,000 active, deferred, and retired members.

The CIBC Pension Plan provides members with monthly pension income at retirement based on a prescribed plan formula which is based on a combination of maximum yearly pensionable earnings, average earnings at retirement and length of service recognized in the plan. There is a two-year waiting period for members to join the CIBC Pension Plan.

The CIBC Pension Plan is funded through a separate trust. Actuarial funding valuations are prepared by the Plan’s external actuary at least once every three years or more frequently as required by Canadian pension legislation to determine CIBC’s minimum funding requirements as well as maximum permitted contributions. Any deficits determined in the funding valuations must generally be funded over a period not exceeding fifteen years. CIBC’s pension funding policy is to make at least the minimum annual required contributions required by regulations; any contributions in excess of the minimum requirements are discretionary.

The CIBC Pension Plan is registered with OSFI and the Canada Revenue Agency and is subject to the acts and regulations that govern federally regulated pension plans.

Other post-employment plans

Other post-employment plans include CIBC’s Canadian, U.S. and Caribbean post-retirement health-care benefit plans (referred to for disclosure purposes as other post-employment plans). CIBC’s Canadian other post-employment plan (the Canadian post-employment plan) represents more than 90% of our consolidated other post-employment defined benefit obligation.

The Canadian post-employment plan provides medical, dental and life insurance benefits to retirees that meet specified eligibility requirements, including specified age and service period eligibility requirements. CIBC reimburses 100% of the cost of benefits for eligible employees that retired prior to January 1, 2009, whereas the contribution level for medical and dental benefits for eligible employees that retire subsequent to this date has been fixed at a specified level. The plan is funded on a pay as-you-go basis.

Benefit changes

There were no material changes to the terms of our defined benefit pension or other post-employment plans in 2018 or 2017.

Risks

CIBC’s defined benefit plans expose the group to actuarial risks (such as longevity risk), currency risk, interest rate risk, market (investment) risk and health-care cost inflation risks.

The CIBC pension plan operates a currency overlay strategy, which may use forwards or similar instruments, to manage and mitigate its currency risk.

Interest rate risk is managed as part of the CIBC pension plan’s liability driven investment strategy through a combination of physical bonds, overlays funded in the repo market, and/or derivatives.

Market (investment) risk is mitigated through a multi-asset portfolio construction process that diversifies across a variety of market risk drivers.

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The use of derivatives within the CIBC pension plan is governed by its derivatives policy that was approved by the Pension Benefits Management Committee (PBMC) and permits the use of derivatives to manage risk at the discretion of the Pension Investment Committee (PIC). Risk reduction and mitigation strategies, in addition to interest rate risk, may include hedging of currency, credit spread and/or equity risks. The derivatives policy also permits the use of derivatives to enhance plan returns.

Plan governance

All of CIBC’s pension arrangements are governed by local pension committees, senior management or a board of trustees; however, all significant plan changes require approval from the Management Resources and Compensation Committee (MRCC). For the Canadian pension plans, the MRCC is also responsible for the establishment of the investment policies (such as asset mix, permitted investments, and use of derivatives), reviewing performance including funded status, and approving material plan design or governance changes.

While specific investment policies are determined at a plan level to reflect the unique characteristics of each plan, common investment policies for all plans include the optimization of the risk-return relationship using a portfolio of multiple asset classes diversified by market segment, economic sector, and issuer. The objectives are to secure the benefits promised by our funded plans, to maximize long-term investment returns while not compromising the benefit security of the respective plans, manage the level of funding contributions in conjunction with the stability of the funded status, and implement all policies in a cost effective manner. Investments in quoted debt and equity (held either directly or indirectly through investment funds) represent the most significant asset allocations.

The use of derivatives is limited to the purposes and instruments described in the derivatives policy of the CIBC Pension Plan. These include the synthetic return of debt or equity instruments, currency hedging, risk reduction and enhancement of returns.

Investments in specific asset classes are further diversified across funds, managers, strategies, sectors and geographies, depending on the specific characteristics of each asset class.

The exposure to any one of these asset classes will be determined by our assessment of the needs of the plan assets and economic and financial market conditions. Factors evaluated before adopting the asset mix include demographics, cash-flow payout requirements, liquidity requirements, actuarial assumptions, expected benefit increases, and corporate cash flows.

Management of the assets of the various Canadian plans has been delegated primarily to the PIC, which is a committee that is composed of CIBC management. The PIC is responsible for the appointment and termination of individual investment managers (which includes CIBC Asset Management Inc., a wholly owned subsidiary of CIBC), who each have investment discretion within established target asset mix ranges as set by the MRCC. Should a fund’s actual asset mix fall outside specified ranges, the assets are re-balanced as required to be within the target asset mix ranges. On a periodic basis, an Asset-Liability Matching study is performed in which the consequences of the strategic investment policies are analyzed.

Management of the actuarial valuations of the various Canadian plans is primarily the responsibility of the Pension Finance & Administration Committee (PFAC). The PFAC is responsible for approving the actuarial assumptions for the valuations of the plans, and for recommending the level of annual funding for the Canadian plans to CIBC senior management.

Local committees with similar mandates manage our non-Canadian plans and annually report back to the MRCC on all material governance activities.

Amounts recognized on the consolidated balance sheet

The following tables present the financial position of our defined benefit pension and other post-employment plans for Canada, the U.S., the U.K., and our Caribbean subsidiaries. Other minor plans operated by some of our subsidiaries are not material and are not included in these disclosures.

	Pension plans		Other post-employment plans
$ millions, as at or for the year ended October 31	2018	2017	2018	2017
Defined benefit obligation
Balance at beginning of year	$7,613	$7,418	$696	$725
Current service cost	223	214	13	14
Past service cost	–	(5)	–	–
Interest cost on defined benefit obligation	281	272	25	25
Employee contributions	5	6	–	–
Benefits paid	(334)	(350)	(29)	(30)
Special termination benefits	–	2	–	–
Foreign exchange rate changes	9	(15)	1	(2)
Net actuarial (gains) losses on defined benefit obligation	(427)	71	(117)	(36)
Balance at end of year	$7,370	$7,613	$589	$696
Plan assets
Fair value at beginning of year	$7,758	$7,458	$–	$–
Interest income on plan assets (1)	294	279	–	–
Net actuarial gains (losses) on plan assets (1)	(234)	221	–	–
Employer contributions	199	167	29	30
Employee contributions	5	6	–	–
Benefits paid	(334)	(350)	(29)	(30)
Plan administration costs	(6)	(6)	–	–
Net transfer out	(1)	(1)	–	–
Foreign exchange rate changes	10	(16)	–	–
Fair value at end of year	$7,691	$7,758	$–	$–
Net defined benefit asset (liability)	321	145	(589)	(696)
Valuation allowance (2)	(10)	(11)	–	–
Net defined benefit asset (liability), net of valuation allowance	$311	$134	$(589)	$(696)

(1)	The actual return on plan assets for the year was $60 million (2017: $500 million).
(2)	The valuation allowance reflects the effect of asset ceiling on plans with a net defined benefit asset.

158	CIBC 2018 ANNUAL REPORT

Consolidated financial statements

The net defined benefit asset (liability), net of valuation allowance, included in other assets and other liabilities is as follows:

	Pension plans		Other post-employment plans
$ millions, as at October 31	2018	2017	2018	2017
Other assets (1)	$361	$199	$–	$–
Other liabilities (1)	(50)	(65)	(589)	(696)
	$311	$134	$(589)	$(696)

(1)	Excludes $1 million of other assets (2017: $1 million) and $6 million (2017: $5 million) of other liabilities for other post-employment plans of immaterial subsidiaries.

The defined benefit obligation and plan assets by region are as follows:

	Pension plans		Other post-employment plans
$ millions, as at October 31	2018	2017	2018	2017
Defined benefit obligation
Canada	$6,684	$6,932	$541	$646
U.S., U.K., and the Caribbean	686	681	48	50
Defined benefit obligation at the end of year	$7,370	$7,613	$589	$696
Plan assets
Canada	$6,908	$6,971	$–	$–
U.S., U.K., and the Caribbean	783	787	–	–
Plan assets at the end of year	$7,691	$7,758	$–	$–

Amounts recognized in the consolidated statement of income

The net defined benefit expense for our defined benefit plans in Canada, the U.S., the U.K., and the Caribbean is as follows:

	Pension plans			Other post-employment plans
$ millions, for the year ended October 31	2018	2017	2016	2018	2017	2016
Current service cost (1)	$223	$214	$185	$13	$14	$11
Past service cost	–	(5)	(8)	–	–	2
Interest cost on defined benefit obligation	281	272	292	25	25	28
Interest income on plan assets	(294)	(279)	(319)	–	–	–
Interest cost on effect of asset ceiling	–	1	1	–	–	–
Plan administration costs	6	6	6	–	–	–
Gain on settlements	–	–	–	–	–	–
Special termination benefits	–	2	3	–	–	–
Net defined benefit plan expense recognized in net income	$216	$211	$160	$38	$39	$41

(1)

The 2018, 2017 and 2016 current service costs were calculated using separate discount rates of 3.72%, 3.72%, and 4.57%, respectively, to reflect the longer duration of future benefits payments associated with the additional year of service to be earned by the plan’s active participants. Previously, the current service cost was calculated using the same discount rate used to measure the defined benefit obligation for both active and retired participants. The impact of the change was not significant.

Amounts recognized in the consolidated statement of comprehensive income

The net remeasurement gains (losses) recognized in OCI for our defined benefit plans in Canada, the U.S., the U.K., and the Caribbean is as follows:

	Pension plans			Other post-employment plans
$ millions, for the year ended October 31	2018	2017	2016	2018	2017	2016
Actuarial gains (losses) on defined benefit obligation arising from:
Demographic assumptions	$4	$1	$2	$46	$26	$–
Financial assumptions	488	19	(730)	67	5	(70)
Experience assumptions	(65)	(91)	(6)	4	5	10
Net actuarial gains on plan assets	(234)	221	237	–	–	–
Changes in asset ceiling excluding interest income	1	8	1	–	–	–
Net remeasurement gains (losses) recognized in OCI (1)	$194	$158	$(496)	$117	$36	$(60)

(1)

Excludes net remeasurement gains recognized in OCI in respect of immaterial subsidiaries not included in the disclosures totalling $2 million (2017: $1 million of net losses; 2016: $17 million of net gains).

Canadian defined benefit plans

As the Canadian defined benefit pension and other post-employment benefit plans represent approximately 90% of our consolidated defined benefit obligation, they are the subject and focus of the disclosures in the balance of this note.

Disaggregation and maturity profile of defined benefit obligation

The breakdown of the defined benefit obligation for our Canadian plans between active, deferred and retired members is as follows:

	Pension plans		Other post-employment plans
$ millions, as at October 31	2018	2017	2018	2017
Active members	$3,482	$3,755	$142	$188
Deferred members	484	490	–	–
Retired members	2,718	2,687	399	458
Total	$6,684	$6,932	$541	$646

The weighted-average duration of the defined benefit obligation for our Canadian plans is as follows:

	Pension plans		Other post-employment plans
As at October 31	2018	2017	2018	2017
Weighted-average duration, in years	15.5	15.6	12.6	13.8

CIBC 2018 ANNUAL REPORT	159

Consolidated financial statements

Plan assets

The major categories of our defined benefit pension plan assets for our Canadian plans are as follows:

$ millions, as at October 31	2018		2017
Asset category (1)
Canadian equity securities (2)	$636	9%	$750	11%

Debt securities (3)
Government bonds (4)	2,636	38	2,249	32
Corporate bonds	1,027	15	865	12
Inflation adjusted bonds	69	1	346	5
	3,732	54	3,460	49
Investment funds (5)
Canadian equity funds	23	–	27	1
U.S. equity funds	342	5	293	4
International equity funds (6)	25	–	26	1
Global equity funds (6)	1,077	16	1,033	15
Emerging markets equity funds	247	4	257	4
Fixed income funds	93	1	146	2
	1,807	26	1,782	27
Other (2)
Hedge funds	10	–	435	6
Infrastructure and private equity	507	7	356	5
Cash and cash equivalents and other	216	4	188	2
	733	11	979	13
	$6,908	100%	$6,971	100%

(1)

Asset categories are based upon risk classification including synthetic exposure through derivatives. The fair value of derivatives as at October 31, 2018 was a net derivative liability of $7 million (2017: net derivative liability of $63 million).

(2)

Pension benefit plan assets include CIBC issued securities and deposits of $13 million (2017: $18 million), representing 0.2% of Canadian plan assets (2017: 0.3%). All of the equity securities held as at October 31, 2018 and 2017 have daily quoted prices in active markets except hedge funds, infrastructure, and private equity.

(3)	All debt securities held as at October 31, 2018 and 2017 are investment grade, of which $38 million (2017: $134 million) have daily quoted prices in active markets.
(4)	Includes repurchase agreement amounts of $100 million for the currency overlay hedging program.
(5)

$24 million (2017: $26 million) of the investment funds and other assets held as at October 31, 2018 have daily quoted prices in active markets (excludes securities held indirectly that have daily quoted prices in active markets).

(6)	Global equity funds include North American and international investments, whereas International equity funds do not include North American investments.

Principal actuarial assumptions

The weighted-average principal assumptions used to determine the defined benefit obligation for our Canadian plans are as follows:

	Pension plans		Other post-employment plans
As at October 31	2018	2017	2018	2017
Discount rate	4.1%	3.6%	4.0%	3.6%
Rate of compensation increase (1)	2.3%	2.3%	2.3%	2.3%

(1)

Rates of compensation increase for 2018 and 2017 have been updated to reflect the use of a salary growth rate assumption table that is based on the age and tenure of the employees. The table yields a weighted-average salary growth rate of approximately 2.3% per annum.

Assumptions regarding future mortality have been based on published statistics and mortality tables. The current longevities underlying the values of the defined benefit obligation of our Canadian plans are as follows (in years):

As at October 31	2018	2017
Longevity at age 65 for current retired members
Males	23.3	23.2
Females	24.7	24.7
Longevity at age 65 for current members aged 45
Males	24.2	24.2
Females	25.7	25.7

The assumed health-care cost trend rates of the Canadian other post-employment plan providing medical, dental, and life insurance benefits are as follows:

For the year ended October 31	2018	2017
Health-care cost trend rates assumed for next year	5.3%	5.7%
Rate to which the cost trend rate is assumed to decline	4.0%	4.5%
Year that the rate reaches the ultimate trend rate	2040	2029

160	CIBC 2018 ANNUAL REPORT

Consolidated financial statements

Sensitivity analysis

Reasonably possible changes to one of the principal actuarial assumptions, holding other assumptions constant, would have affected the defined benefit obligation of our Canadian plans as follows:

Estimated increase (decrease) in defined benefit obligation	Pension plans	Other post-employment plans
$ millions, as at October 31	2018	2018
Discount rate (100 basis point change)
Decrease in assumption	$1,061	$81
Increase in assumption	(874)	(65)
Rate of compensation increase (100 basis point change)
Decrease in assumption	(201)	(1)
Increase in assumption	227	1
Health-care cost trend rates (100 basis point change)
Decrease in assumption	n/a	(22)
Increase in assumption	n/a	26
Future mortality
1 year shorter life expectancy	(156)	(10)
1 year longer life expectancy	152	11

n/a	Not applicable.

The sensitivity analyses presented above are indicative only, and should be considered with caution as they have been calculated in isolation without changing any other assumptions. In practice, changes in one assumption may result in changes in another, which may magnify or counteract the disclosed sensitivities.

Future cash flows

Cash contributions

The most recently completed actuarial valuation of the CIBC Pension Plan for funding purposes was as at October 31, 2017. The next actuarial valuation of this plan for funding purposes will be effective as of October 31, 2018.

The minimum contributions for 2019 are anticipated to be $194 million for the Canadian defined benefit pension plans and $27 million for the Canadian other post-employment benefit plans. These estimates are subject to change since contributions are affected by various factors, such as market performance, regulatory requirements, and management’s ability to change funding policy.

Expected future benefit payments

The expected future benefit payments for our Canadian plans for the next 10 years are as follows:

$ millions, for the year ended October 31	2019	2020	2021	2022	2023	2024–2028	Total
Defined benefit pension plans	$310	$317	$325	$334	$343	$1,854	$3,483
Other post-employment plans	27	28	29	30	31	169	314
	$337	$345	$354	$364	$374	$2,023	$3,797

Defined contributions and other plans

We also maintain defined contribution plans for certain employees and make contributions to government pension plans. The expense recognized in the consolidated statement of income for these benefit plans is as follows:

$ millions, for the year ended October 31	2018	2017	2016
Defined contribution pension plans	$27	$21	$20
Government pension plans (1)	124	107	96
	$151	$128	$116

(1)	Includes Canada Pension Plan, Quebec Pension Plan, and U.S. Federal Insurance Contributions Act.

CIBC 2018 ANNUAL REPORT	161

Consolidated financial statements

Note 19	Income taxes

Total income taxes

$ millions, for the year ended October 31	2018 (1)	2017	2016
Consolidated statement of income
Provision for current income taxes
Adjustments for prior years	$(39)	$(19)	$(44)
Current income tax expense	1,392	1,160	782
	1,353	1,141	738
Provision for deferred income taxes
Adjustments for prior years	32	6	13
Effect of changes in tax rates and laws	87	3	(11)
Origination and reversal of temporary differences	(50)	12	(22)
	69	21	(20)
	1,422	1,162	718
OCI	42	166	(263)
Total comprehensive income	$1,464	$1,328	$455

(1)

Excludes loss carryforwards that were recognized directly in retained earnings relating to foreign exchange translation amounts on CIBC’s net investment in foreign operations. These amounts were previously reclassified to retained earnings as part of our transition to IFRS in 2012.

Components of income tax

$ millions, for the year ended October 31	2018	2017	2016
Current income taxes
Federal	$686	$683	$394
Provincial	467	451	259
Foreign	188	127	45
	1,341	1,261	698
Deferred income taxes
Federal	54	52	(129)
Provincial	36	33	(89)
Foreign	33	(18)	(25)
	123	67	(243)
	$1,464	$1,328	$455

The combined Canadian federal and provincial income tax rate varies each year according to changes in the statutory rates imposed by each of these jurisdictions, and according to changes in the proportion of our business carried out in each province. We are also subject to Canadian taxation on income of foreign branches.

Earnings of foreign subsidiaries would generally only be subject to Canadian tax when distributed to Canada. Additional Canadian taxes that would be payable if all foreign subsidiaries’ retained earnings were distributed to the Canadian parent as dividends are estimated to be nil.

The effective rates of income tax in the consolidated statement of income are different from the combined Canadian federal and provincial income tax rates as set out in the following table:

Reconciliation of income taxes

$ millions, for the year ended October 31	2018		2017		2016
Combined Canadian federal and provincial income tax rate applied to income before income taxes	$1,777	26.5%	$1,558	26.5%	$1,328	26.5%
Income taxes adjusted for the effect of:
Earnings of foreign subsidiaries	(220)	(3.3)	(137)	(2.3)	(152)	(3.0)
Tax-exempt income	(203)	(3.0)	(219)	(3.7)	(348)	(7.0)
Disposition	(1)	–	(26)	(0.4)	(76)	(1.5)
Changes in income tax rate on deferred tax balances	88	1.3	3	–	(11)	(0.2)
Impact of equity-accounted income	(29)	(0.4)	(25)	(0.4)	(24)	(0.5)
Other	10	0.1	8	0.1	1	– (1)
Income taxes in the consolidated statement of income	$1,422	21.2%	$1,162	19.8%	$718	14.3%

(1)	Due to rounding.

162	CIBC 2018 ANNUAL REPORT

Consolidated financial statements

Deferred income taxes

Sources of and movement in deferred tax assets and liabilities

Deferred tax assets

$ millions, for the year ended October 31		Allowance for credit losses	Buildings and equipment	Pension and employee benefits	Provisions	Financial instrument revaluation	Tax loss carry- forwards (1)	Unearned income	Other	Total assets
2018	Balance at beginning of year under IAS 39	$245	$69	$559	$47	$124	$18	$105	$2	$1,169
	Impact of adopting IFRS 9 at November 1, 2017	7	–	–	–	20	–	–	–	27
	Balance at beginning of year under IFRS 9	252	69	559	47	144	18	105	2	1,196
	Recognized in net income	31	(53)	(45)	(31)	(60)	20	22	–	(116)
	Recognized in OCI	1	–	(87)	–	(1)	–	–	–	(87)
	Other (2)	14	(4)	10	–	(17)	–	(2)	–	1
	Balance at end of year	$298	$12	$437	$16	$66	$38	$125	$2	$994
2017	Balance at beginning of year	$227	$88	$520	$31	$25	$70	$115	$2	$1,078
	Recognized in net income	2	(14)	19	15	(26)	(49)	3	–	(50)
	Recognized in OCI	–	–	(49)	–	19	–	–	–	(30)
	Acquisitions	14	–	86	–	111	–	7	3	221
	Other (2)	2	(5)	(17)	1	(5)	(3)	(20)	(3)	(50)
	Balance at end of year	$245	$69	$559	$47	$124	$18	$105	$2	$1,169
2016	Balance at beginning of year	$208	$81	$353	$25	$2	$62	$101	$1	$833
	Recognized in net income	18	2	13	7	7	–	16	1	64
	Recognized in OCI	–	–	155	–	16	–	–	–	171
	Other (2)	1	5	(1)	(1)	–	8	(2)	–	10
	Balance at end of year	$227	$88	$520	$31	$25	$70	$115	$2	$1,078

Deferred tax liabilities
$ millions, for the year ended October 31		Intangible assets	Buildings and equipment	Pension and employee benefits	Goodwill	Financial instrument revaluation	Foreign currency	Other	Total liabilities
2018	Balance at beginning of year under IFRS 9 (3)	$(329)	$(52)	$(10)	$(93)	$(17)	$(1)	$30	$(472)
	Recognized in net income	53	–	3	1	3	–	(13)	47
	Recognized in OCI	–	–	(3)	–	(2)	–	13	8
	Other (2)	(11)	5	(1)	7	4	1	(24)	(19)
	Balance at end of year	$(287)	$(47)	$(11)	$(85)	$(12)	$–	$6	$(436)
2017	Balance at beginning of year	$(158)	$(45)	$(8)	$(88)	$(54)	$24	$1	$(328)
	Recognized in net income	(19)	(3)	1	(5)	36	–	19	29
	Recognized in OCI	–	–	(5)	–	(13)	–	2	(16)
	Acquisitions	(143)	(7)	–	–	–	–	–	(150)
	Other (2)	(9)	3	2	–	14	(25)	8	(7)
	Balance at end of year	$(329)	$(52)	$(10)	$(93)	$(17)	$(1)	$30	$(472)
2016	Balance at beginning of year	$(124)	$(49)	$(13)	$(81)	$(29)	$(38)	$(20)	$(354)
	Recognized in net income	(33)	5	8	(6)	(29)	–	11	(44)
	Recognized in OCI	–	–	(5)	–	(8)	62	4	53
	Other (2)	(1)	(1)	2	(1)	12	–	6	17
	Balance at end of year	$(158)	$(45)	$(8)	$(88)	$(54)	$24	$1	$(328)

Net deferred tax assets as at October 31, 2018									$558
Net deferred tax assets as at October 31, 2017									$697
Net deferred tax assets as at October 31, 2016									$750

(1)

The tax loss carryforwards include $38 million (2017: $18 million; 2016: $70 million) that relate to operating losses (of which $2 million relate to Canada and $36 million relate to the Caribbean) that expire in various years commencing in 2019.

(2)	Includes foreign currency translation adjustments.
(3)	Transition impact from the adoption of IFRS 9 at November 1, 2017 was nil.

Deferred tax assets and liabilities are assessed by entity for presentation in our consolidated balance sheet. As a result, the net deferred tax assets of $558 million (2017: $697 million) are presented in the consolidated balance sheet as deferred tax assets of $601 million (2017: $727 million) and deferred tax liabilities of $43 million (2017: $30 million).

CIBC 2018 ANNUAL REPORT	163

Consolidated financial statements

Unrecognized tax losses

The amount of unused operating tax losses for which deferred tax assets have not been recognized was $1,051 million as at October 31, 2018 (2017: $1,141 million) of which nil (2017: nil) has no expiry date, and of which $1,051 million (2017: $1,141 million) expires within 10 years. These unused tax losses substantially relate to the Caribbean region.

The amount of unused capital tax losses for which deferred tax assets have not been recognized was $614 million as at October 31, 2018 (2017: nil). These unused tax losses relate to Canada.

U.S. Tax Reforms

On December 22, 2017, the President of the United States signed into law the Tax Cuts and Jobs Act (U.S. tax reforms), which reduced the U.S. federal corporate income tax rate to 21% effective January 1, 2018, resulting in a significant decrease in CIBC’s U.S. deferred tax assets. The U.S. tax reforms resulted in a net expense of $90 million in the first quarter of 2018, of which $88 million was recognized in income and $2 million was recognized in OCI. The ultimate impact of the U.S. tax reforms may differ from this amount due to changes in assumptions that we have made in our estimation of this amount or as a result of guidance or interpretations that may be issued by regulatory authorities or other bodies. The U.S. tax reforms introduced other important changes to U.S. corporate income tax laws including the creation of a new Base Erosion Anti-abuse Tax (BEAT) that subjects certain payments from a U.S. corporation to foreign related parties to additional taxes. The BEAT provision is applicable to CIBC in fiscal 2019. CIBC continues to evaluate the impact of BEAT on our U.S. operations.

Enron

In prior years, the Canada Revenue Agency (CRA) issued reassessments disallowing the deduction of approximately $3 billion of the 2005 Enron settlement payments and related legal expenses. The Tax Court of Canada trial on the deductibility of the Enron payments is set to commence in January 2019. Should we successfully defend our tax filing position in its entirety, we would recognize an additional accounting tax benefit of $231 million and taxable refund interest of approximately $210 million. Should we fail to defend our position in its entirety, we would incur an additional tax expense of approximately $820 million and non-deductible interest of approximately $157 million.

Dividend Received Deduction

In prior years, the CRA reassessed CIBC approximately $298 million of additional income tax by denying the tax deductibility of certain 2011 and 2012 Canadian corporate dividends on the basis that they were part of a “dividend rental arrangement”. In March 2018, CIBC filed a Notice of Appeal with the Tax Court of Canada with respect to the 2011 taxation year. The matter is now in litigation. The circumstances of the dividends subject to the reassessments are similar to those prospectively addressed by the rules in the 2015 and 2018 Canadian federal budgets. In June 2018, the CRA reassessed CIBC in respect of the 2013 taxation year for approximately $229 million of additional taxes. It is possible that subsequent years may be reassessed for similar activities. CIBC is confident that its tax filing positions were appropriate and intends to defend itself vigorously. Accordingly, no amounts have been accrued in the consolidated financial statements.

Note 20	Earnings per share

$ millions, except per share amounts, for the year ended October 31	2018	2017	2016
Basic EPS
Net income attributable to equity shareholders	$5,267	$4,699	$4,275
Less: preferred share dividends and premiums	89	52	38
Net income attributable to common shareholders	5,178	4,647	4,237
Weighted-average common shares outstanding (thousands)	443,082	412,636	395,389
Basic EPS	$11.69	$11.26	$10.72
Diluted EPS
Net income attributable to common shareholders	$5,178	$4,647	$4,237
Weighted-average common shares outstanding (thousands)	443,082	412,636	395,389
Add: stock options potentially exercisable (1) (thousands)	1,111	827	530
Add: restricted shares and equity-settled consideration (thousands)	434	100	–
Weighted-average diluted common shares outstanding (thousands)	444,627	413,563	395,919
Diluted EPS	$11.65	$11.24	$10.70

(1)

Excludes average options outstanding of 688,123 with a weighted-average exercise price of $120.02 (2017: 729,807 with a weighted-average exercise price of $111.69; 2016: 1,304,880 with a weighted-average exercise price of $99.80), as the options’ exercise prices were greater than the average market price of common shares.

164	CIBC 2018 ANNUAL REPORT

Consolidated financial statements

Note 21	Commitments, guarantees and pledged assets

Commitments

Credit-related arrangements

Credit-related arrangements are generally off-balance sheet instruments and are typically entered into to meet the financing needs of clients. In addition, there are certain exposures for which we could be obligated to extend credit that are not recorded on the consolidated balance sheet. Our policy of requiring collateral or other security to support credit-related arrangements and the types of security held is generally the same as for loans. The contract amounts presented below for credit-related arrangements represent the maximum amount of additional credit that we could be obligated to extend. The contract amounts also represent the additional credit risk amounts should the contracts be fully drawn, the counterparties default and any collateral held proves to be of no value. As many of these arrangements will expire or terminate without being drawn upon, the contract amounts are not necessarily indicative of future cash requirements or actual risk of loss.

	Contract amounts
$ millions, as at October 31	2018	2017 (1)
Securities lending (2)	$51,550	$46,753
Unutilized credit commitments (3)	224,746	209,433
Backstop liquidity facilities	10,520	11,195
Standby and performance letters of credit	13,242	12,764
Documentary and commercial letters of credit	199	214
	$300,257	$280,359

(1)	Certain information has been reclassified to conform the presentation adopted in the current year.
(2)	Excludes securities lending of $2.7 billion (2017: $2.0 billion) for cash because it is reported on the consolidated balance sheet.
(3)	Includes $116.5 billion (2017: $111.7 billion) of personal, home equity and credit card lines, which are unconditionally cancellable at our discretion.

In addition, the client securities lending of the joint ventures which CIBC has with The Bank of New York Mellon totalled $81.2 billion (2017: $82.4 billion) of which $7.8 billion (2017: $11.7 billion) are transactions between CIBC and the joint ventures.

CIBC has provided indemnities to customers of the joint ventures in respect of securities lending transactions with third parties amounting to $70.6 billion (2017: $68.1 billion).

Securities lending

Securities lending represents our credit exposure when we lend our own or our clients’ securities to a borrower and the borrower defaults on the redelivery obligation. The borrower must fully collateralize the security lent at all times.

Unutilized credit commitments

Unutilized credit commitments are the undrawn portion of lending facilities that we have approved to meet the requirements of clients. These lines may include various conditions that must be satisfied prior to drawdown and include facilities extended in connection with contingent acquisition financing. The credit risk associated with these lines arises from the possibility that a commitment will be drawn down as a loan at some point in the future, prior to the expiry of the commitment. The amount of collateral obtained, if deemed necessary, is based on our credit evaluation of the borrower and may include a charge over the present and future assets of the borrower.

Backstop liquidity facilities

We provide irrevocable backstop liquidity facilities primarily to ABCP conduits. We are the financial services agent for some of these conduits, while other conduits are administered by third parties. The liquidity facilities for our sponsored ABCP programs, Safe Trust, Sure Trust, and Sound Trust, require us to provide funding, subject to the satisfaction of certain limited conditions with respect to the conduits, to fund non-defaulted assets.

Standby and performance letters of credit

These represent an irrevocable obligation to make payments to third parties in the event that clients are unable to meet their contractual financial or performance obligations. The credit risk associated with these instruments is essentially the same as that involved in extending irrevocable loan commitments to clients. The amount of collateral obtained, if deemed necessary, is based on our credit evaluation of the borrower and may include a charge over present and future assets of the borrower.

Documentary and commercial letters of credit

Documentary and commercial letters of credit are short-term instruments issued on behalf of a client, authorizing a third party, such as an exporter, to draw drafts on CIBC up to a specified amount, subject to specific terms and conditions. We are at risk for any drafts drawn that are not ultimately settled by the client; however, the amounts drawn are collateralized by the related goods.

Operating lease commitments(1)

Future minimum lease payments and receipts for operating lease commitments for each of the five succeeding years and thereafter are as follows:

	Operating leases
$ millions, as at October 31, 2018	Payments	Receipts (2)
2019	$494	$127
2020	472	127
2021	484	132
2022	435	133
2023	370	134
2024 and thereafter	3,505	1,239
(1)	Total rental expense (excluding servicing agreements) in respect of buildings and equipment was $494 million (2017: $476 million; 2016: $445 million).
(2)	Includes sub-lease income from a finance lease property, a portion of which is rented out and considered an investment property.

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Finance lease commitments(1)

Future minimum lease payments for finance lease commitments for each of the five succeeding years and thereafter are as follows:

$ millions, as at October 31, 2018
2019	$52
2020	50
2021	48
2022	45
2023	42
2024 and thereafter	285
522
Less: future interest charges	168
Present value of finance lease commitments	$354

(1)	Total interest expense related to finance lease arrangements was $25 million (2017: $28 million; 2016: $30 million).

Other commitments

As an investor in merchant banking activities, we enter into commitments to fund external private equity funds. In connection with these activities, we had commitments to invest up to $194 million (2017: $143 million).

In addition, we act as underwriter for certain new issuances under which we alone or together with a syndicate of financial institutions purchase these new issuances for resale to investors. As at October 31, 2018, the related underwriting commitments were $176 million (2017: $424 million).

Guarantees and other indemnification agreements

Guarantees

A guarantee is a contract that requires the issuer to make specified payments to reimburse the holder for a loss it incurs because a specified debtor failed to make payment when due in accordance with the original or modified terms of a debt instrument. Guarantees include standby and performance letters of credit as discussed above, and credit derivatives protection sold, as discussed in Note 12.

Other indemnification agreements

In the ordinary course of operations, we enter into contractual arrangements under which we may agree to indemnify the counterparty to such arrangement from any losses relating to a breach of representations and warranties, a failure to perform certain covenants, or for claims or losses arising from certain external events as outlined within the particular contract. This may include, for example, losses arising from changes in tax legislation, litigation, or claims relating to past performance. In addition, we have entered into indemnification agreements with each of our directors and officers to indemnify those individuals, to the extent permitted by law, against any and all claims or losses (including any amounts paid in settlement of any such claims) incurred as a result of their service to CIBC. In most indemnities, maximum loss clauses are generally not provided for, and as a result, no defined limit of the maximum potential liability exists. Amounts are accrued when we have a present legal or constructive obligation as a result of a past event, when it is both probable that an outflow of economic benefits will be required to resolve the matter, and when a reliable estimate can be made of the amount of the obligation. We believe that the likelihood of the conditions arising to trigger obligations under these contract arrangements is remote. Historically, any payments made in respect of these contracts have not been significant. Amounts related to these indemnifications, representations, and warranties reflected within the consolidated financial statements as at October 31, 2018 and 2017 are not significant.

Pledged assets

In the normal course of business, on-and off-balance sheet assets are pledged as collateral against liabilities. The following table summarizes asset pledging amounts and the activities to which they relate:

$ millions, as at October 31	2018	2017 (1)
Assets pledged in relation to:
Securities borrowing and lending	$47,894	$46,086
Obligations related to securities sold under repurchase agreements	31,058	27,568
Obligations related to securities sold short	13,782	13,707
Securitizations	22,893	23,292
Covered bonds	21,544	18,805
Derivatives	11,680	9,084
Foreign governments and central banks (2)	686	555
Clearing systems, payment systems, and depositories (2)	5,867	4,333
Other	675	1,488
	$156,079	$144,918

(1)	Certain information has been restated to conform to the presentation adopted in the current year.
(2)	Includes assets pledged in order to participate in clearing and payment systems and depositories, or to have access to central bank facilities in foreign jurisdictions.

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Note 22	Contingent liabilities and provision

In the ordinary course of its business, CIBC is a party to a number of legal proceedings, including regulatory investigations, in which claims for substantial monetary damages are asserted against CIBC and its subsidiaries. Legal provisions are established if, in the opinion of management, it is both probable that an outflow of economic benefits will be required to resolve the matter, and a reliable estimate can be made of the amount of the obligation. If the reliable estimate of probable loss involves a range of potential outcomes within which a specific amount within the range appears to be a better estimate, that amount is accrued. If no specific amount within the range of potential outcomes appears to be a better estimate than any other amount, the mid-point in the range is accrued. In some instances, however, it is not possible either to determine whether an obligation is probable or to reliably estimate the amount of loss, in which case no accrual can be made.

While there is inherent difficulty in predicting the outcome of legal proceedings, based on current knowledge and in consultation with legal counsel, we do not expect the outcome of these matters, individually or in aggregate, to have a material adverse effect on our consolidated financial statements. However, the outcome of these matters, individually or in aggregate, may be material to our operating results for a particular reporting period. We regularly assess the adequacy of CIBC’s litigation accruals and make the necessary adjustments to incorporate new information as it becomes available.

CIBC considers losses to be reasonably possible when they are neither probable nor remote. It is reasonably possible that CIBC may incur losses in addition to the amounts recorded when the loss accrued is the mid-point of a range of reasonably possible losses, or the potential loss pertains to a matter in which an unfavourable outcome is reasonably possible but not probable.

CIBC believes the estimate of the aggregate range of reasonably possible losses, in excess of the amounts accrued, for its significant legal proceedings, where it is possible to make such an estimate, is from nil to approximately $1.2 billion as at October 31, 2018. This estimated aggregate range of reasonably possible losses is based upon currently available information for those significant proceedings in which CIBC is involved, taking into account CIBC’s best estimate of such losses for those cases for which an estimate can be made. CIBC’s estimate involves significant judgment, given the varying stages of the proceedings and the existence of multiple defendants in many of such proceedings whose share of the liability has yet to be determined. The range does not include potential punitive damages and interest. The matters underlying the estimated range as at October 31, 2018, consist of the significant legal matters disclosed below. The matters underlying the estimated range will change from time to time, and actual losses may vary significantly from the current estimate. For certain matters, CIBC does not believe that an estimate can currently be made as many of them are in preliminary stages and certain matters have no specific amount claimed. Consequently, these matters are not included in the range.

The following is a description of CIBC’s significant legal proceedings, which we intend to vigorously defend.

Green v. Canadian Imperial Bank of Commerce, et al.

In July 2008, a shareholder plaintiff commenced this proposed class action in the Ontario Superior Court of Justice against CIBC and several former and current CIBC officers and directors. It alleges that CIBC and the individual officers and directors violated the Ontario Securities Act through material misrepresentations and non-disclosures relating to CIBC’s exposure to the U.S. sub-prime mortgage market. The plaintiffs instituted this action on behalf of all CIBC shareholders in Canada who purchased shares between May 31, 2007 and February 28, 2008. The action seeks damages of $10 billion. In July 2012, the plaintiffs’ motions for leave to file the statement of claim and for class certification were dismissed by the Ontario Superior Court of Justice. In February 2014, the Ontario Court of Appeal released its decision overturning the lower court and allowing the matter to proceed as a certified class action. In August 2014, CIBC and the individual defendants were granted leave to appeal to the Supreme Court of Canada. The defendants’ appeal to the Supreme Court of Canada was heard on February 9, 2015. In December 2015, the Supreme Court of Canada upheld the Ontario Court of Appeal’s decision allowing the matter to proceed as a certified class action. No date has been set for a motion for summary judgment.

Fresco v. Canadian Imperial Bank of Commerce

Gaudet v. Canadian Imperial Bank of Commerce

In June 2007, two proposed class actions were filed against CIBC in the Ontario Superior Court of Justice (Fresco v. CIBC) and in the Quebec Superior Court (Gaudet v. CIBC). Each makes identical claims for unpaid overtime for full-time, part-time, and retail frontline non-management employees. The Ontario action seeks $500 million in damages plus $100 million in punitive damages for all employees in Canada, while the Quebec action is limited to employees in Quebec and has been stayed pending the outcome of the Ontario action. In June 2009, in the Ontario action, the motion judge denied certification of the matter as a class action. In September 2010, the Ontario Divisional Court upheld the motion judge’s denial of the plaintiff’s certification motion and the award of costs to CIBC by a two-to-one majority. In January 2011, the Ontario Court of Appeal granted the plaintiff leave to appeal the decision denying certification. In June 2012, the Ontario Court of Appeal overturned the lower court and granted certification of the matter as a class action. The Supreme Court of Canada released its decision in March 2013 denying CIBC leave to appeal certification of the matter as a class action, and denying the plaintiff’s cross appeal on aggregate damages. The plaintiff’s motion for summary judgment is scheduled for September 2019.

Credit card class actions – Quebec Consumer Protection Act:

Marcotte v. Bank of Montreal, et al.

Corriveau v. Amex Bank of Canada, et al.

Lamoureux v. Bank of Montreal, et al.

St. Pierre v. Bank of Montreal, et al.

Marcotte v. Bank of Montreal, et al. (II)

Giroux v. Royal Bank of Canada, et al.

Pilon v. Amex Bank of Canada, et al.

Since 2004, a number of proposed class actions have been filed in the Quebec Superior Court against CIBC and numerous other financial institutions. The actions, brought on behalf of cardholders, allege that the financial institutions are in breach of certain provisions of the Quebec Consumer Protection Act (CPA). The alleged violations include charging fees on foreign currency transactions, charging fees on cash advances, increasing credit limits without the cardholder’s express consent, and failing to allow a 21-day grace period before posting charges to balances upon which interest is calculated. CIBC and the other defendant banks are jointly raising a constitutional challenge to the Quebec CPA on the basis that banks are not required to comply with provincial legislation because banking and cost of borrowing disclosure is a matter of exclusive federal jurisdiction.

The first of these class actions (Marcotte v. Bank of Montreal, et al.), which alleges that charging cardholders fees on foreign currency transactions violates the Quebec CPA, went to trial in 2008. In a decision released in June 2009, the trial judge found in favour of the plaintiffs concluding that the Quebec CPA is constitutionally applicable to federally regulated financial institutions and awarding damages against all the defendants. The court awarded compensatory damages against CIBC in the amount of $38 million plus an additional sum to be determined at a future date. The court awarded punitive damages against a number of the other defendants, but not against CIBC. CIBC and the other financial institutions appealed this decision. The appeal was

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heard by the Quebec Court of Appeal in September 2011. In August 2012, the Quebec Court of Appeal allowed the defendant banks’ appeals in part and overturned the trial judgment against CIBC. The plaintiffs and some of the defendant banks appealed to the Supreme Court of Canada, and that appeal was heard in February 2014. On September 19, 2014, the Supreme Court of Canada found that the relevant provisions of the Quebec CPA were constitutionally applicable to the banks, but that CIBC is not liable for damages because it fully complied with the Quebec CPA.

The Giroux and Marcotte II proposed class actions were discontinued in January 2015.

The Lamoureux, St. Pierre and Corriveau actions were settled in 2016 subject to court approval. Pursuant to the proposed settlement, CIBC will pay $4.25 million to settle these three actions. The court approval hearing was held in December 2016. In January 2017, the court did not approve CIBC’s proposed settlement as it found the fees for plaintiffs’ counsel were excessive and the end date for one of the actions was later than required. The plaintiffs’ appeal was heard in September 2017 and the appeal was dismissed in March 2018.

The Pilon proposed class action was commenced in January 2018 in Quebec against CIBC and several other financial institutions. The plaintiffs allege that the defendants breached the Quebec Consumer Protection Act and the Bank Act when they unilaterally increased the credit limit on the plaintiffs’ credit cards. The claim seeks the return of all over limit fees charged to Quebec customers beginning in January 2015 as well as punitive damages of $500 per class member.

Credit card class actions – Interchange fees litigation:

Bancroft-Snell v. Visa Canada Corporation, et al.

9085-4886 Quebec Inc. v. Visa Canada Corporation, et al.

Watson v. Bank of America Corporation, et al.

Fuze Salon v. BofA Canada Bank, et al.

1023926 Alberta Ltd. v. Bank of America Corporation, et al.

The Crown & Hand Pub Ltd. v. Bank of America Corporation, et al.

Hello Baby Equipment Inc. v. BofA Canada Bank, et al.

Since 2011 seven proposed class actions have been commenced against VISA Canada Corporation (Visa), MasterCard International Incorporated (MasterCard), CIBC and numerous other financial institutions. The actions, brought on behalf of all merchants who accepted payment by Visa or MasterCard from March 23, 2001 to the present, allege two “separate, but interrelated” conspiracies: one in respect of Visa and one in respect of MasterCard. The claims allege that Visa and MasterCard conspired with their issuing banks to set default interchange rate and merchant discount fees and that certain rules (Honour All Cards and No Surcharge) have the effect of increasing the merchant discount fees. The claims allege civil conspiracy, violation of the Competition Act, interference with economic interests and unjust enrichment. The claims seek unspecified general and punitive damages. The motion for class certification in Watson was granted in March 2014. The appeal of the decision granting class certification was heard in December 2014. In August 2015, the British Columbia Court of Appeal allowed the appeals in part, resulting in certain causes of action being struck and others being reinstated. The matter remains certified as a class action. The trial in Watson, which was scheduled to commence in September 2018, will be adjourned to October 2019. The motion for class certification in 9085-4886 Quebec Inc. (formerly Bakopanos) was heard in November 2017. In February 2018, the Court certified 9085-4886 Quebec Inc. as a class action. The plaintiffs are appealing the decision.

Mortgage prepayment class actions:

Jordan v. CIBC Mortgages Inc.

Lamarre v. CIBC Mortgages Inc.

Sherry v. CIBC Mortgages Inc.

Haroch v. Toronto Dominion Bank, et al.

In 2011, three proposed class actions were filed in the Superior Courts of Ontario, Quebec and British Columbia against CIBC Mortgages Inc. The representative plaintiffs allege that since 2005, CIBC Mortgages Inc. wrongfully charged or overcharged mortgage prepayment penalties and that the calculation clauses in the mortgage contract that provide for discretion in applying the prepayment penalties are void and unenforceable at law. The motion for class certification in Sherry was granted in June 2014 conditional on the plaintiffs framing a workable class definition. In July 2014, CIBC filed a Notice of Appeal. CIBC’s appeal of the certification decision in Sherry was heard in April 2016. The court reserved its decision. In June 2016, the British Columbia Court of Appeal allowed the appeal in Sherry in part, resulting in certain causes of action being struck. Sherry remains certified as a class action, and continuation of the certification motion on the amended pleading was heard November 2017. In August 2018, the court certified certain of the plaintiffs’ causes of action in Sherry. CIBC is appealing the decision. The certification motion in Jordan was heard in August 2018. The court reserved its decision.

In May 2018, a new proposed class action, Haroch, was filed in the Superior Court of Quebec. The action is brought on behalf of Quebec residents who during the class period allegedly paid a mortgage prepayment charge in excess of three months’ interest. The plaintiffs allege that the defendants created complex prepayment formulas that are contrary to the Quebec Civil Code, the Quebec Consumer Protection Act and the Interest Act and seek damages back to 2015.

Oppenheimer Holdings Inc., Oppenheimer & Co. Inc. and OPY Credit Corp v. Canadian Imperial Bank of Commerce and CIBC World Markets Corp.

In March 2013, a claim was filed in New York State Supreme Court against CIBC by Oppenheimer Holdings Inc., Oppenheimer & Co. Inc. and OPY Credit Corp. seeking damages of US$176 million relating to an alleged breach of a credit facility that Canadian Imperial Bank of Commerce entered into with OPY Credit Corp. in January 2008 (Oppenheimer Holdings Inc. v. Canadian Imperial Bank of Commerce). In November 2013, the court dismissed all claims brought by Oppenheimer Holdings Inc. and Oppenheimer & Co. Inc. and reduced the claim to one cause of action, a claim by OPY Credit Corp. alleging that Canadian Imperial Bank of Commerce breached the credit facility. In January 2014, plaintiffs filed an amended complaint again asserting claims relating to alleged breaches of the credit facility, as well as claims relating to an asset purchase agreement between Oppenheimer Holdings Inc. and Oppenheimer & Co. Inc., and Canadian Imperial Bank of Commerce and CIBC World Markets Corp. In October 2014, the court granted CIBC’s motion to dismiss in part, narrowing the claims against CIBC. In July 2018, the court granted CIBC’s motion for summary judgment dismissing the action. As the plaintiffs did not appeal the decision, this matter is now closed.

Cerberus Capital Management L.P. v. CIBC

In October 2015, Securitized Asset Funding 2011-2, LTD., a special purpose investment vehicle affiliated with Cerberus Capital Management L.P. (collectively, “Cerberus”), commenced a Federal Court action in New York against CIBC seeking unspecified damages of “at least hundreds of millions of dollars”. The action relates to two transactions in 2008 and 2011 in which CIBC issued a limited recourse note and certificate to Cerberus which significantly reduced CIBC’s exposure to the U.S. residential real estate market. The complaint alleges that CIBC breached its contract with Cerberus by failing to appropriately calculate and pay with respect to two of the payment streams due under the 2008 note and 2011 certificate.

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In November 2015, Cerberus voluntarily dismissed the Federal Court action and filed a new action asserting the same claims in New York State Court. In January 2016, CIBC served its Answer and Counterclaims. In March 2016, Cerberus filed a motion for summary judgment and sought to stay discovery. In April 2016, the court directed the parties to start discovery. In April 2018, the court denied the plaintiffs’ motion for summary judgment. The plaintiffs appealed the decision, which was heard in November 2018. The court reserved its decision.

Fire & Police Pension Association of Colorado v. Bank of Montreal, et al.

In January 2018, a proposed class action was filed in the U.S. District Court for the Southern District of New York against CIBC, CIBC World Markets Corp., CIBC World Markets Inc. and several other financial institutions. The complaint alleges that the defendant financial institutions conspired to depress a benchmark interest rate called the Canadian Dealer Offered Rate (CDOR) by making coordinated, artificially low submissions to the survey used to calculate the CDOR. The plaintiffs allege that a depressed CDOR benefitted defendants as parties to derivatives transactions that settled by reference to that rate. The complaint asserts claims under the antitrust laws and the Commodity Exchange Act, among others. The representative plaintiff, seeks to represent a putative class of entities that engaged in U.S.-based transactions in financial instruments that were priced, benchmarked, and/or settled based on CDOR between August 9, 2007 and June 30, 2014. In March 2018, the plaintiff delivered an amended claim extending the class period to December 2014. The defendants have brought motions to dismiss, which are pending.

Valeant class actions:

Catucci v. Valeant Pharmaceuticals International Inc., et al.

Potter v. Valeant Pharmaceuticals International Inc., et al.

In March 2016, a proposed class action was filed in the Quebec Superior Court on behalf of purchasers of shares in Valeant Pharmaceuticals International Inc. against the issuer, its directors and officers, its auditors and the underwriting syndicates for six public offerings from 2013 to 2015. CIBC World Markets Corp. was part of the underwriting syndicate for three of the offerings (underwriting 1.5% of a US$1.6 billion offering in June 2013, 1.5% of a US$900 million offering in December 2013 and 0.625% of an offering comprising US$5.25 billion and €1.5 billion in March 2015). The proposed class action alleges various misrepresentations on the part of Valeant and the other defendants, including representations made in the prospectus of the public offerings, relating to Valeant’s relationships with various “specialty pharmacies” who were allegedly acting improperly in the distribution of Valeant’s products resulting in Valeant’s operational results, revenues, and share price during the relevant period being artificially inflated. In July 2016, a similar proposed class action (Potter v. Valeant Pharmaceuticals International Inc., et al.) was commenced in New Jersey Federal Court.

The motion for class certification in Catucci and motion to dismiss in Potter were heard in April 2017. In September 2017, the court certified Catucci as a class action. The defendants sought leave to appeal the certification decision, which was dismissed in December 2017. In Potter the court dismissed the action against the underwriters, without prejudice to the plaintiff to re-plead its allegations.

PrivateBancorp Appraisal Rights Matters

In August 2017, two appraisal petitions were filed against PrivateBancorp by former PrivateBancorp shareholders who exercised their dissent and appraisal rights under Delaware law. In October 2017, PrivateBancorp was named in a third petition. These matters have been consolidated. The petitioners were seeking a judicial determination of the fair value of PrivateBancorp’s common stock at the time the acquisition by CIBC closed on June 23, 2017. In November 2017, CIBC and the petitioners entered into an agreement to settle the dispute, subject to the court’s entry of an order dismissing the consolidated petition. In November 2017, the court entered an order dismissing the consolidated petition. This matter is now closed. See Note 3 for additional details on our acquisition of PrivateBancorp.

Simplii Privacy Class Actions

Bannister v. CIBC (formerly John Doe v. CIBC)

Steinman v. CIBC

In June 2018, two proposed class actions were filed against CIBC on behalf of Simplii Financial clients who allege their personal information was disclosed as a result of a security incident in May 2018. The actions allege that Simplii Financial failed to protect its clients’ personal information. The Bannister proposed class action seeks aggregated damages of approximately $550 million, while the Steinman proposed class action, which has been stayed, sought damages per class member plus punitive damages of $20 million. The motion for certification in Bannister is scheduled for October 2019.

Pozgaj v. CIBC and CIBC Trust

In September 2018, a proposed class action was filed in the Ontario Superior Court against CIBC and CIBC Trust. It alleges that the defendants should not have paid mutual fund trailing commissions to order execution only dealers. The action is brought on behalf of all persons who held units of CIBC mutual funds through order execution only dealers and seeks $200 million in damages.

Legal provisions(1)

The following table presents changes in our legal provisions:

$ millions, for the year ended October 31	2018	2017
Balance at beginning of year	$97	$118
Additional new provisions recognized	23	67
Less:
Amounts incurred and charged against existing provisions	(78)	(70)
Unused amounts reversed	(2)	(18)
Balance at end of year	$40	$97

(1)	Excludes amounts recognized in respect of the PrivateBancorp Appraisal Rights Matters. See Note 3 for additional details.

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Restructuring

The following table presents changes in the restructuring provision:

$ millions, for the year ended October 31	2018	2017
Balance at beginning of year	$149	$256
Additional new provisions recognized	28	21
Less:
Amounts incurred and charged against existing provisions	(70)	(104)
Unused amounts reversed	(36)	(24)
Balance at end of year	$71	$149

While the amount of $71 million recognized represents our best estimate as at October 31, 2018 of the amount required to settle the obligation, uncertainty exists with respect to when the obligation will be settled and the amounts that will ultimately be paid, as this will largely depend upon individual facts and circumstances.

Note 23	Concentration of credit risk

Concentration of credit exposure may arise with a group of counterparties that have similar economic characteristics or are located in the same geographic region. The ability of such counterparties to meet contractual obligations would be similarly affected by changing economic, political or other conditions.

The amounts of credit exposure associated with our on- and off-balance sheet financial instruments are summarized in the following table:

Credit exposure by country of ultimate risk

$ millions, as at October 31				2018				2017
	Canada	U.S.	Other countries	Total	Canada	U.S.	Other countries	Total
On-balance sheet
Major assets (1)(2)(3)	$431,917	$99,063	$40,405	$571,385	$407,878	$96,542	$38,469	$542,889
Off-balance sheet
Credit-related arrangements
Financial institutions	$45,295	$16,358	$12,258	$73,911	$46,069	$13,155	$7,660	$66,884
Governments	9,880	10	50	9,940	8,377	11	73	8,461
Retail	124,625	386	390	125,401	120,451	341	381	121,173
Corporate	58,397	25,158	7,450	91,005	55,847	21,502	6,492	83,841
	$238,197	$41,912	$20,148	$300,257	$230,744	$35,009	$14,606	$280,359
Derivative instruments (4)(5)
By counterparty type
Financial institutions	$4,856	$4,341	$3,950	$13,147	$5,846	$4,696	$5,359	$15,901
Governments	3,361	–	9	3,370	3,670	–	2	3,672
Corporate	1,268	993	783	3,044	1,305	731	922	2,958
	9,485	5,334	4,742	19,561	10,821	5,427	6,283	22,531
Less: effect of netting	(5,673)	(3,252)	(2,864)	(11,789)	(6,739)	(3,972)	(3,266)	(13,977)
Total derivative instruments	$3,812	$2,082	$1,878	$7,772	$4,082	$1,455	$3,017	$8,554

(1)

Major assets consist of cash and deposits with banks, loans and acceptances net of allowance for credit losses, securities, securities borrowed or purchased under resale agreements, and derivative instruments.

(2)	Includes Canadian currency of $410.5 billion (2017: $397.8 billion) and foreign currencies of $160.9 billion (2017: $145.1 billion).
(3)

No industry or foreign jurisdiction accounted for more than 10% of loans and acceptances net of allowance for credit losses, with the exception of the U.S., which accounted for 10.5% as at October 31, 2018 (2017: 9.7%).

(4)	Derivative instruments are presented at fair value.
(5)	Does not include exchange-traded derivatives of $1,870 million (2017: $1,811 million).

In addition, see Note 21 for details on the client securities lending of the joint ventures which CIBC has with The Bank of New York Mellon.

Also see shaded sections in “MD&A – Management of risk” for a detailed discussion on our credit risk.

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Note 24	Related-party transactions

In the ordinary course of business, we provide banking services and enter into transactions with related parties on terms similar to those offered to unrelated parties. Related parties include key management personnel(1), their close family members, and entities that they or their close family members control or jointly control. Related parties also include associates and joint ventures accounted for under the equity method, and post-employment benefit plans for CIBC employees. Loans to these related parties are made in the ordinary course of business and on substantially the same terms as for comparable transactions with unrelated parties. As CIBC’s subsidiaries are consolidated, transactions with these entities have been eliminated and are not reported as related-party transactions. We offer a subsidy on annual fees and preferential interest rates on credit card balances to senior officers which is the same offer extended to all employees of CIBC.

Key management personnel and their affiliates

As at October 31, 2018, loans to key management personnel(1) and their close family members and to entities that they or their close family members control or jointly control totalled $209 million (2017: $186 million), letters of credit and guarantees totalled $5 million (2017: $2 million), and undrawn credit commitments totalled $59 million (2017: $57 million).

These outstanding balances are generally unsecured and we have no provision for credit losses on impaired loans relating to these amounts for the years ended October 31, 2018 and 2017.

(1)

Key management personnel are defined as those persons having authority and responsibility for planning, directing and controlling the activities of CIBC directly or indirectly and comprise the members of the Board (referred to as directors), and Executive Committee (ExCo) and certain named officers per the Bank Act (Canada) (collectively referred to as senior officers). Board members who are also ExCo members are included as senior officers.

Compensation of key management personnel

$ millions, for the year ended October 31		2018		2017
	Directors	Senior officers	Directors	Senior officers
Short-term benefits (1)	$2	$23	$2	$23
Post-employment benefits	–	3	–	3
Share-based benefits (2)	2	35	2	54
Termination benefits	–	–	–	14
Total compensation	$4	$61	$4	$94

(1)

Comprises salaries, statutory and non-statutory benefits related to senior officers and fees related to directors recognized during the year. Also includes annual incentive plan payments related to senior officers on a cash basis.

(2)	Comprises grant-date fair values of awards granted in the year (2017: Included awards granted with respect to the acquisition of The PrivateBank, and changes to CIBC’s leadership team).

Refer to the following Notes for additional details on related-party transactions:

Share-based payment plans

See Note 17 for details of these plans offered to directors and senior officers.

Post-employment benefit plans

See Note 18 for related-party transactions between CIBC and the post-employment benefit plans.

Equity-accounted associates and joint ventures

See Note 25 for details of our investments in equity-accounted associates and joint ventures.

CIBC 2018 ANNUAL REPORT	171

Consolidated financial statements

Note 25	Investments in equity-accounted associates and joint ventures

Joint ventures

CIBC is a 50/50 joint venture partner with The Bank of New York Mellon in two joint ventures: CIBC Mellon Trust Company and CIBC Mellon Global Securities Services Company, which provide trust and asset servicing, both in Canada. As at October 31, 2018, the carrying value of our investments in the joint ventures was $463 million (2017: $402 million), which was included in Corporate and Other.

As at October 31, 2018, loans to the joint ventures totalled nil (2017: nil) and undrawn credit commitments totalled $128 million (2017: $128 million).

CIBC, The Bank of New York Mellon, and CIBC Mellon have, jointly and severally, provided indemnities to customers of the joint ventures in respect of securities lending transactions. See Note 21 for additional details.

There was no unrecognized share of losses of any joint ventures, either for the year or cumulatively. In 2018 and 2017, none of our joint ventures experienced any significant restrictions to transfer funds in the form of cash dividends or distributions, or repayment of loans or advances.

The following table provides the summarized aggregate financial information related to our proportionate interest in the equity-accounted joint ventures:

$ millions, for the year ended October 31	2018	2017	2016
Net income	$106	$81	$64
OCI	(12)	(30)	2
Total comprehensive income	$94	$51	$66

Associates

As at October 31, 2018, the total carrying value of our investments in associates was $63 million (2017: $313 million). These investments comprise: listed associates with a carrying value of nil (2017: $157 million) and a fair value of nil million (2017: $192 million); and unlisted associates with a carrying value of $63 million (2017: $156 million) and a fair value of $101 million (2017: $164 million). Of the total carrying value of our investments in associates, nil (2017: $2 million) was included in Canadian Personal and Small Business Banking, $1 million (2017: nil) in Canadian Commercial Banking and Wealth Management, nil (2017: nil) in U.S. Commercial Banking and Wealth Management, $41 million (2017: $291 million) in Capital Markets, and $21 million (2017: $20 million) in Corporate and Other.

As at October 31, 2018, loans to associates totalled nil (2017: nil) and undrawn credit commitments totalled $79 million (2017: $153 million). We also had commitments to invest up to nil (2017: nil) in our associates.

There was no unrecognized share of losses of any associate, either for the year or cumulatively. In 2018 and 2017, none of our associates experienced any significant restrictions to transfer funds in the form of cash dividends or distributions, or repayment of loans or advances.

The following table provides the summarized aggregate financial information related to our proportionate interest in equity-accounted associates:

$ millions, for the year ended October 31	2018	2017	2016
Net income (1)	$15	$20	$32
OCI	(7)	6	4
Total comprehensive income	$8	$26	$36

(1)	Excludes realized gains and losses on the sale of our equity-accounted associates.

172	CIBC 2018 ANNUAL REPORT

Consolidated financial statements

Note 26	Significant subsidiaries

The following is a list of significant subsidiaries in which CIBC, either directly or indirectly, owns 100% of the voting shares, except where noted.

$ millions, as at October 31, 2018
Subsidiary name (1)	Address of head or principal office	Book value of shares owned by CIBC	(2)

Canada and U.S.
CIBC Asset Management Inc.	Toronto, Ontario, Canada	$444
CIBC BA Limited	Toronto, Ontario, Canada	–	(3)
CIBC Bancorp USA Inc.	Chicago, Illinois, U.S.	9,077
Canadian Imperial Holdings Inc.	New York, New York, U.S.
CIBC Inc.	New York, New York, U.S.
CIBC Capital Corporation	New York, New York, U.S.
CIBC World Markets Corp.	New York, New York, U.S.
CIBC Bank USA	Chicago, Illinois, U.S.
CIBC Private Wealth Group, LLC (4)	Atlanta, Georgia, U.S.
CIBC Private Wealth Advisors, Inc.	Chicago, Illinois, U.S.
CIBC National Trust Company	Atlanta, Georgia, U.S.
CIBC Delaware Trust Company	Wilmington, Delaware, U.S.
CIBC Investor Services Inc.	Toronto, Ontario, Canada	25
CIBC Life Insurance Company Limited	Toronto, Ontario, Canada	23
CIBC Mortgages Inc.	Toronto, Ontario, Canada	230
CIBC Securities Inc.	Toronto, Ontario, Canada	2
CIBC Trust Corporation	Toronto, Ontario, Canada	591
CIBC World Markets Inc.	Toronto, Ontario, Canada	306
CIBC Wood Gundy Financial Services Inc.	Toronto, Ontario, Canada
CIBC Wood Gundy Financial Services (Quebec) Inc.	Montreal, Quebec, Canada
INTRIA Items Inc.	Mississauga, Ontario, Canada	100

International
CIBC Australia Ltd	Sydney, New South Wales, Australia	19
CIBC Cayman Holdings Limited	George Town, Grand Cayman, Cayman Islands	1,742
CIBC Cayman Bank Limited	George Town, Grand Cayman, Cayman Islands
CIBC Cayman Capital Limited	George Town, Grand Cayman, Cayman Islands
CIBC Reinsurance Company Limited	Warrens, St. Michael, Barbados
CIBC Investments (Cayman) Limited	George Town, Grand Cayman, Cayman Islands	2,820
FirstCaribbean International Bank Limited (91.7%)	Warrens, St. Michael, Barbados
CIBC Bank and Trust Company (Cayman) Limited (91.7%)	George Town, Grand Cayman, Cayman Islands
CIBC Fund Administration Services (Asia) Limited (91.7%)	Hong Kong, China
CIBC Trust Company (Bahamas) Limited (91.7%)	Nassau, The Bahamas
FirstCaribbean International Bank (Bahamas) Limited (87.3%)	Nassau, The Bahamas
Sentry Insurance Brokers Ltd. (87.3%)	Nassau, The Bahamas
FirstCaribbean International Bank (Barbados) Limited (91.7%)	Warrens, St. Michael, Barbados
FirstCaribbean International Finance Corporation (Leeward & Windward) Limited (91.7%)	Castries, St. Lucia
FirstCaribbean International Securities Limited (91.7%)	Kingston, Jamaica
FirstCaribbean International Bank (Cayman) Limited (91.7%)	George Town, Grand Cayman, Cayman Islands
FirstCaribbean International Finance Corporation (Netherlands Antilles) N.V. (91.7%)	Curacao, Netherlands Antilles
FirstCaribbean International Bank (Curacao) N.V. (91.7%)	Curacao, Netherlands Antilles
FirstCaribbean International Bank (Jamaica) Limited (91.7%)	Kingston, Jamaica
FirstCaribbean International Bank (Trinidad and Tobago) Limited (91.7%)	Maraval, Port of Spain, Trinidad & Tobago
FirstCaribbean International Wealth Management Bank (Barbados) Limited (91.7%)	Warrens, St. Michael, Barbados
CIBC World Markets (Japan) Inc.	Tokyo, Japan	48
CIBC World Markets plc	London, United Kingdom	490

(1)

Each subsidiary is incorporated or organized under the laws of the state or country in which the principal office is situated, except for Canadian Imperial Holdings Inc., CIBC Inc., CIBC Capital Corporation, CIBC World Markets Corp., CIBC Private Wealth Group, LLC, CIBC Private Wealth Advisors, Inc., and CIBC Bancorp USA Inc., which were incorporated or organized under the laws of the State of Delaware, U.S.; CIBC National Trust Company, which was organized under the laws of the United States; and CIBC World Markets (Japan) Inc., which was incorporated in Barbados.

(2)	The book value of shares of subsidiaries is shown at cost and may include non-voting common and preferred shares. These amounts are eliminated upon consolidation.
(3)	The book value of shares owned by CIBC is less than $1 million.
(4)

In 2018, Atlantic Trust Group, LLC and its subsidiaries were rebranded under the CIBC Private Wealth Management name. Atlantic Trust Group, LLC, AT Investment Advisers, Inc., Atlantic Trust Company, National Association, and Atlantic Trust Company of Delaware were renamed to CIBC Private Wealth Group, LLC, CIBC Private Wealth Advisors, Inc., CIBC National Trust Company, and CIBC Delaware Trust Company, respectively.

In addition to the above, we consolidate certain SEs where we have control over the SE. See Note 6 for additional details.

CIBC 2018 ANNUAL REPORT	173

Consolidated financial statements

Note 27	Financial instruments – disclosures

Certain disclosures required by IFRS 7 are provided in the shaded sections of the “MD&A – Management of risk”, as permitted by IFRS. The following table provides a cross referencing of those disclosures to the MD&A.

Description	Section
For each type of risk arising from financial instruments, an entity shall disclose: the exposure to risks and how they arise; objectives, policies and processes used for managing the risks; methods used to measure the risk; and description of collateral.	Risk overview
Credit risk
Market risk
Liquidity risk
Operational risk
Reputation and legal risk
Regulatory compliance risk
Credit risk: gross exposure to credit risk, credit quality and concentration of exposures.	Credit risk
Market risk: trading portfolios – Value-at-Risk (VaR); stressed VaR, incremental risk charge, non-trading portfolios – interest rate risk, foreign exchange risk and equity risk.	Market risk
Liquidity risk: liquid assets, maturity of financial assets and liabilities, and credit commitments.	Liquidity risk

We have provided quantitative disclosures related to credit risk consistent with Basel guidelines in the “Credit risk” section of the MD&A. The table below sets out the categories of the on-balance sheet exposures that are subject to the credit risk framework as set out in the Capital Adequacy Requirements (CAR) Guideline issued by OSFI under the different Basel approaches based on the carrying value of those exposures in our consolidated financial statements. The credit risk framework includes counterparty credit risk exposures arising from over-the-counter derivatives, repo-style transactions and trades cleared through CCPs, as well as securitization exposures. Items not subject to the credit risk framework include exposures that are subject to the market risk framework, amounts that are not subject to capital requirements or are subject to deduction from capital, and amounts relating to CIBC’s insurance subsidiaries, which are excluded from the scope of regulatory consolidation.

$ millions, as at October 31		AIRB approach	Standardized approach	Other credit risk (1)	Total subject to credit risk	Not subject to credit risk	Total consolidated balance sheet
2018	Cash and deposits with banks	$12,278	$3,482	$1,835	$17,595	$96	$17,691
	Securities	42,714	8,915	–	51,629	50,035	101,664
	Cash collateral on securities borrowed	5,486	2	–	5,488	–	5,488
	Securities purchased under resale agreements	43,450	–	–	43,450	–	43,450
	Loans	338,776	33,277	982	373,035	–	373,035
	Allowance for credit losses	(1,149)	(490)	–	(1,639)	–	(1,639)
	Derivative instruments	21,410	21	–	21,431	–	21,431
	Customers’ liability under acceptances	10,264	1	–	10,265	–	10,265
	Other assets	11,775	321	5,875	17,971	7,743	25,714
	Total credit exposures	$485,004	$45,529	$8,692	$539,225	$57,874	$597,099
2017 (2)	Total credit exposures	$458,240	$41,582	$8,635	$508,457	$56,807	$565,264

(1)

Includes credit risk exposures arising from other assets that are subject to the credit risk framework but are not included in the standardized or AIRB frameworks, including other balance sheet assets which are risk-weighted at 100%, significant investments in the capital of non-financial institutions, and amounts below the thresholds for capital deduction which are risk-weighted at 250%.

(2)	Certain information has been restated to conform to the presentation adopted in the current year.

174	CIBC 2018 ANNUAL REPORT

Consolidated financial statements

Note 28	Offsetting financial assets and liabilities

The following table identifies the amounts that have been offset on the consolidated balance sheet in accordance with the requirements of IAS 32 “Financial Instruments: Presentation”, and also those amounts that are subject to enforceable netting agreements but do not qualify for offsetting on the consolidated balance sheet either because we do not have a currently enforceable legal right to set-off the recognized amounts, or because we do not intend to settle on a net basis or to realize the asset and settle the liability simultaneously.

Financial assets

	Amounts subject to enforceable netting agreements
	Gross amounts of recognized financial assets	Gross amounts offset on the consolidated balance sheet (1)		Related amounts not set-off on the consolidated balance sheet			Amounts not subject to enforceable netting agreements	(4)	Net amounts presented on the consolidated balance sheet
$ millions, as at October 31			Net amounts	Financial instruments (2)	Collateral received (3)	Net amounts
2018
Derivatives	$33,862	$(14,750)	$19,112	$(11,789)	$(4,794)	$2,529	$2,319		$21,431
Cash collateral on securities borrowed	5,488	–	5,488	–	(5,406)	82	–		5,488
Securities purchased under resale agreements	45,028	(1,578)	43,450	–	(43,358)	92	–		43,450
	$84,378	$(16,328)	$68,050	$(11,789)	$(53,558)	$2,703	$2,319		$70,369
2017
Derivatives	$31,147	$(9,458)	$21,689	$(13,977)	$(3,939)	$3,773	$2,653		$24,342
Cash collateral on securities borrowed	5,035	–	5,035	–	(4,901)	134	–		5,035
Securities purchased under resale agreements	40,999	(616)	40,383	–	(40,334)	49	–		40,383
	$77,181	$(10,074)	$67,107	$(13,977)	$(49,174)	$3,956	$2,653		$69,760

Financial liabilities

	Amounts subject to enforceable netting agreements
	Gross amounts of recognized financial liabilities	Gross amounts offset on the consolidated balance sheet (1)		Related amounts not set-off on the consolidated balance sheet			Amounts not subject to enforceable netting agreements	(4)	Net amounts presented on the consolidated balance sheet
$ millions, as at October 31			Net amounts	Financial instruments (2)	Collateral pledged (3)	Net amounts
2018
Derivatives	$33,358	$(14,750)	$18,608	$(11,789)	$(5,539)	$1,280	$2,365		$20,973
Cash collateral on securities lent	2,731	–	2,731	–	(2,697)	34	–		2,731
Obligations related to securities sold under repurchase agreements	32,418	(1,578)	30,840	–	(30,780)	60	–		30,840
	$68,507	$(16,328)	$52,179	$(11,789)	$(39,016)	$1,374	$2,365		$54,544
2017
Derivatives	$31,058	$(9,458)	$21,600	$(13,977)	$(5,468)	$2,155	$1,671		$23,271
Cash collateral on securities lent	2,024	–	2,024	–	(1,983)	41	–		2,024
Obligations related to securities sold under repurchase agreements	28,587	(616)	27,971	–	(27,924)	47	–		27,971
	$61,669	$(10,074)	$51,595	$(13,977)	$(35,375)	$2,243	$1,671		$53,266

(1)

Comprises amounts related to financial instruments which qualify for offsetting. Effective beginning in 2017, derivatives cleared through the Chicago Mercantile Exchange (CME) are considered to be settled-to-market and not collateralized-to-market. Derivatives which are settled-to-market are settled on a daily basis, resulting in derecognition, rather than offsetting, of the related amounts. As a result, settled-to-market amounts are no longer considered to be subject to enforceable netting arrangements. In the absence of this change, an amount of $531 million as at October 31, 2018 (2017: $230 million) relating to derivatives cleared through CME would otherwise have been considered to be offset on the consolidated balance sheet.

(2)

Comprises amounts subject to set-off under enforceable netting agreements, such as ISDA agreements, derivative exchange or clearing counterparty agreements, global master repurchase agreements, and global master securities lending agreements. Under such arrangements, all outstanding transactions governed by the relevant agreement can be offset if an event of default or other predetermined event occurs.

(3)	Collateral received and pledged amounts are reflected at fair value, but have been limited to the net balance sheet exposure so as not to include any over-collateralization.
(4)	Includes contractual rights of set-off that are subject to uncertainty under the laws of the relevant jurisdiction, exchange-traded derivatives and derivatives which are settled-to-market.

The offsetting and collateral arrangements discussed above and other credit risk mitigation strategies used by CIBC are further explained in the “Credit risk” section of the MD&A. Certain amounts of securities received as collateral are restricted from being sold or re-pledged.

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Consolidated financial statements

Note 29	Interest income and expense

The table below provides the consolidated interest income and expense by accounting categories.

$ millions, for the year ended October 31		Interest income	Interest expense
2018	IFRS 9
	Measured at amortized cost (1)	$15,275	$7,139
	Debt securities measured at FVOCI (1)	749	n/a
	Other (2)	1,481	301
	Total	$17,505	$7,440
2017	IAS 39
	Amortized cost and HTM (1)	$11,712	$4,359
	AFS debt securities (1)	480	n/a
	Other (2)	1,401	257
	Total	$13,593	$4,616
2016	IAS 39
	Amortized cost and HTM (1)	$10,309	$3,509
	AFS debt securities (1)	376	n/a
	Other (2)	1,407	217
	Total	$12,092	$3,726

(1)	Interest income for financial instruments that are measured at amortized cost and debt securities that are measured at FVOCI is calculated using the effective interest rate method.
(2)

Includes interest income and expenses, and dividend income for financial instruments that are mandatorily measured and designated at FVTPL (2017 and 2016: Trading and FVO Securities), and equity securities designated at FVOCI (2017 and 2016: AFS equity securities).

n/a	Not applicable.

176	CIBC 2018 ANNUAL REPORT

Consolidated financial statements

Note 30	Segmented and geographic information

CIBC has four SBUs – Canadian Personal and Small Business Banking, Canadian Commercial Banking and Wealth Management, U.S. Commercial Banking and Wealth Management, and Capital Markets. These SBUs are supported by Corporate and Other.

Canadian Personal and Small Business Banking provides personal and business clients across Canada with financial advice, products and services through a team in our banking centres, as well as through our direct, mobile and remote channels.

Canadian Commercial Banking and Wealth Management provides high-touch, relationship-oriented banking and wealth management services to middle-market companies, entrepreneurs, high-net-worth individuals and families across Canada. In addition, we provide asset management services to institutional investors.

U.S. Commercial Banking and Wealth Management provides high-touch, relationship-oriented commercial, personal and small business banking, as well as wealth management services to meet the needs of middle-market companies, executives, entrepreneurs, high-net-worth individuals and families in the markets we serve in the U.S.

Capital Markets provides integrated global markets products and services, investment banking advisory and execution, corporate banking and top-ranked research to corporate, government and institutional clients around the world.

Corporate and Other includes the following functional groups – Administration, Client Connectivity and Innovation, Finance, Human Resources and Communications, Internal Audit, Risk Management, and Technology and Operations, as well as other support groups. The expenses of these functional and support groups are generally allocated to the business lines within the SBUs. The functional and support costs of CIBC Bank USA are recognized directly in the U.S. Commercial Banking and Wealth Management SBU. Corporate and Other also includes the results of CIBC FirstCaribbean and other strategic investments, as well as other income statement and balance sheet items not directly attributable to the business lines.

Business unit allocations

Revenue, expenses, and other balance sheet resources related to certain activities are generally allocated to the lines of business within the SBUs.

Treasury activities impact the financial results of the SBUs. Each line of business within our SBUs is charged or credited with a market-based cost of funds on assets and liabilities, respectively, which impacts the revenue performance of the SBUs. Once the interest and liquidity risk inherent in our client-driven assets and liabilities is transfer priced into Treasury, it is managed within CIBC’s risk framework and limits. The residual financial results associated with Treasury activities are reported in Corporate and Other, with the exception of certain Treasury activities in U.S. Commercial Banking and Wealth Management, which are reported in that SBU. Capital is attributed to the SBUs in a manner that is intended to consistently measure and align economic costs with the underlying benefits and risks associated with SBU activities. Earnings on unattributed capital remain in Corporate and Other. We review our transfer pricing methodologies on an ongoing basis to ensure they reflect changing market environments and industry practices.

To measure and report the results of operations of the lines of business within our Canadian Personal and Small Business Banking and Canadian Commercial Banking and Wealth Management SBUs, we use a Manufacturer/Customer Segment/Distributor Management Model. The model uses certain estimates and allocation methodologies to process internal payments between lines of business for sales, renewals and trailer commissions to facilitate preparation of segmented financial information. Periodically, the sales, renewals and trailer commission rates paid to customer segments for certain products/services are revised and applied prospectively.

Non-interest expenses incurred by our functional groups are attributed to the SBUs to which they relate based on appropriate criteria.

As part of our adoption of IFRS 9 on November 1, 2017, we now recognize provision for credit losses on both impaired (stage 3) and performing (stages 1 and 2) loans in the respective SBUs. Prior to November 1, 2017, provision for credit losses on performing loans was recognized in Corporate and Other, with the exception of provision for credit losses related to CIBC Bank USA, which was recognized in U.S. Commercial Banking and Wealth Management, and provision for credit losses on: (i) performing residential mortgages greater than 90 days delinquent; and (ii) performing personal loans and scored small business loans greater than 30 days delinquent, which was recognized in Canadian Personal and Small Business Banking.

Changes made to our business segments

2018

We adopted IFRS 9 effective November 1, 2017. As permitted, prior period amounts were not restated. See Note 1 for additional details. Our adoption of IFRS 9 impacted how provision for credit losses is attributed to our SBUs. See the “Business unit allocations” section above for additional details.

2017

The following external reporting changes were made in 2017. Prior period amounts were reclassified accordingly. The changes impacted the results of our SBUs, but there was no impact on prior period consolidated net income resulting from these reclassifications.

Fourth Quarter

Changes to our organizational structure

On June 20, 2017, we announced changes to CIBC’s leadership team and organizational structure to further accelerate our transformation. As a result of these changes, our new reporting structure is as follows:

Canadian Personal and Small Business Banking – provides personal and small business clients across Canada with financial advice, products and services through a team of advisors in our banking centres, as well as through our direct, mobile and remote channels. Included in Canadian Personal and Small Business Banking are the following lines of business:

•	Personal and small business banking; and
•	Other.

Canadian Commercial Banking and Wealth Management – provides high-touch, relationship-oriented commercial and private banking, as well as wealth management services to meet the needs of middle-market companies, entrepreneurs, high-net-worth individuals and families, along with institutional clients across Canada. Included in Canadian Commercial Banking and Wealth Management are the following lines of business:

•	Commercial banking; and
•	Wealth management.

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Consolidated financial statements

U.S. Commercial Banking and Wealth Management – provides high-touch, relationship-oriented commercial, personal and small business banking, as well as wealth management services to meet the needs of middle-market companies, executives, entrepreneurs, high-net-worth individuals and families in the markets we serve in the U.S. Included in U.S. Commercial Banking and Wealth Management are the following lines of business:

•	Commercial banking;
•	Wealth management; and
•	Other.

Capital Markets – provides integrated global markets products and services, investment banking advisory and execution, corporate banking and top-ranked research to corporate, government and institutional clients around the world. Included in Capital Markets are the following lines of business:

•	Global markets;
•	Corporate and investment banking; and
•	Other.

Corporate and Other – includes the following functional groups – Administration, Client Connectivity and Innovation, Finance, Human Resources and Communications, Internal Audit, Risk Management, and Technology and Operations, as well as other support groups. The expenses of these functional and support groups are generally allocated to the business lines within the SBUs. The functional and support costs of CIBC Bank USA are recognized directly in the expenses of U.S. Commercial Banking and Wealth Management. Corporate and Other also includes the results of CIBC FirstCaribbean and other strategic investments, as well as other income statement and balance sheet items not directly attributable to the business lines.

In addition to the above:

•	The results of Geneva Advisors is included in the wealth management line of business within U.S. Commercial Banking and Wealth Management, after the close of the acquisition on August 31, 2017;
•	The results of CIBC Investor’s Edge, previously reported in Canadian Wealth Management, are now included in Canadian Personal and Small Business Banking; and
•	The historical results of our minority investment in American Century Investments (ACI) sold in 2016 were reclassified from Canadian Wealth Management to Corporate and Other.

Changes to our transfer pricing methodology

The transfer pricing methodology used by Treasury to charge and credit the SBUs for the cost and benefit of funding assets and liabilities, respectively, was enhanced to better align to our liquidity risk models.

Third Quarter

U.S. Commercial Banking and Wealth Management

On June 23, 2017, we completed the acquisition of PrivateBancorp and its subsidiary, The PrivateBank, subsequently rebranded as CIBC Bank USA. As a result of the acquisition, a new U.S. Commercial Banking and Wealth Management SBU was created.

In addition to the results of CIBC Bank USA, U.S. Commercial Banking and Wealth Management includes:

•

The results of CIBC Atlantic Trust Private Wealth Management (subsequently rebranded, see Note 26 for additional details) in the wealth management line of business, previously reported in the private wealth management line of business within the Wealth Management SBU; and

•	The results of U.S. real estate finance in the commercial banking line of business, previously reported in the corporate and investment banking line of business within Capital Markets.

SBU name changes

Given the addition of the U.S. Commercial Banking and Wealth Management SBU, we changed the name of our Retail and Business Banking SBU to Canadian Retail and Business Banking, and the name of our Wealth Management SBU to Canadian Wealth Management. Further changes to our SBU structure were made in the fourth quarter, as noted above.

2016

The following external reporting changes were made in the first quarter of 2016. Prior period amounts were reclassified accordingly. The changes impacted the results of our SBUs, but there was no impact on consolidated net income resulting from these reclassifications.

•

In the corporate and investment banking and business banking lines of business within Capital Markets and Canadian Retail and Business Banking, respectively, our client segmentation was redefined in a manner that reinforced our client-focused strategy, and resulted in a greater degree of industry specialization and expertise, while providing enhanced client coverage. We transferred client accounts accordingly between these lines of business.

•

The transfer pricing methodology used by Treasury to charge and credit the SBUs for the cost and benefit of funding assets and liabilities, respectively, was enhanced to better align to our liquidity risk models.

In addition:

Within Capital Markets:

•

Equity and debt underwriting revenue, previously shared between the global markets and corporate and investment banking lines of business, was transferred to be reported entirely within the corporate and investment banking line of business.

Within Canadian Wealth Management:

•	The wealth advisory services business previously reported in the asset management line of business was transferred to the retail brokerage line of business.
•	An “other” line of business was established to include the results of ACI, previously reported in the asset management line of business.

178	CIBC 2018 ANNUAL REPORT

Consolidated financial statements

Results by reporting segments and geographic areas

$ millions, for the year ended October 31		Canadian Personal and Small Business Banking	Canadian Commercial Banking and Wealth Management	U.S. Commercial Banking and Wealth Management	Capital Markets	Corporate and Other	CIBC Total	Canada (1)	U.S. (1)	Caribbean (1)	Other countries (1)
2018	Net interest income (2)	$6,167	$1,120	$1,236	$1,413	$129	$10,065	$7,963	$1,204	$793	$105
	Non-interest income	1,976	3,219	530	1,487	557	7,769	6,030	895	567	277
	Intersegment revenue (3)	462	(474)	–	12	–	–	n/a	n/a	n/a	n/a
	Total revenue	8,605	3,865	1,766	2,912	686	17,834	13,993	2,099	1,360	382
	Provision for (reversal of) credit losses	741	5	79	(30)	75	870	740	57	75	(2)
	Amortization and impairment (4)	98	9	107	4	439	657	469	136	44	8
	Other non-interest expenses	4,297	2,059	916	1,488	841	9,601	7,655	1,231	530	185
	Income (loss) before income taxes	3,469	1,792	664	1,450	(669)	6,706	5,129	675	711	191
	Income taxes (2)	922	485	99	381	(465)	1,422	1,021	288	72	41
	Net income (loss)	$2,547	$1,307	$565	$1,069	$(204)	$5,284	$4,108	$387	$639	$150
	Net income (loss) attributable to:
	Non-controlling interests	$–	$–	$–	$–	$17	$17	$–	$–	$17	$–
	Equity shareholders	2,547	1,307	565	1,069	(221)	5,267	4,108	387	622	150
	Average assets (5)	$259,130	$55,713	$42,028	$166,231	$75,339	$598,441	$476,224	$80,935	$31,101	$10,181
2017	Net interest income (2)	$5,752	$984	$545	$1,647	$49	$8,977	$7,829	$449	$639	$60
	Non-interest income	2,193	3,045	331	1,164	570	7,303	5,720	675	646	262
	Intersegment revenue (3)	427	(439)	–	12	–	–	n/a	n/a	n/a	n/a
	Total revenue	8,372	3,590	876	2,823	619	16,280	13,549	1,124	1,285	322
	Provision for (reversal of) credit losses	766	16	84	(4)	(33)	829	730	68	31	–
	Amortization and impairment (4)	87	9	33	5	408	542	431	64	39	8
	Other non-interest expenses	4,261	2,012	501	1,368	887	9,029	7,534	805	518	172
	Income (loss) before income taxes	3,258	1,553	258	1,454	(643)	5,880	4,854	187	697	142
	Income taxes (2)	838	415	55	364	(510)	1,162	928	88	110	36
	Net income (loss)	$2,420	$1,138	$203	$1,090	$(133)	$4,718	$3,926	$99	$587	$106
	Net income (loss) attributable to:
	Non-controlling interests	$–	$–	$–	$–	$19	$19	$–	$–	$19	$–
	Equity shareholders	2,420	1,138	203	1,090	(152)	4,699	3,926	99	568	106
	Average assets (5)	$246,316	$50,832	$19,905	$156,440	$68,872	$542,365	$451,831	$52,023	$28,553	$9,958
2016	Net interest income (2)	$5,473	$930	$169	$1,958	$(164)	$8,366	$7,639	$64	$577	$86
	Non-interest income	1,896	2,732	216	787	1,038	6,669	5,208	576	620	265
	Intersegment revenue (3)	379	(390)	–	11	–	–	n/a	n/a	n/a	n/a
	Total revenue	7,748	3,272	385	2,756	874	15,035	12,847	640	1,197	351
	Provision for (reversal of) credit losses	736	29	(2)	155	133	1,051	890	93	22	46
	Amortization and impairment (4)	91	13	14	5	339	462	374	46	35	7
	Other non-interest expenses	4,023	1,877	274	1,323	1,012	8,509	7,295	556	473	185
	Income (loss) before income taxes	2,898	1,353	99	1,273	(610)	5,013	4,288	(55)	667	113
	Income taxes (2)	738	362	12	281	(675)	718	616	(13)	87	28
	Net income (loss)	$2,160	$991	$87	$992	$65	$4,295	$3,672	$(42)	$580	$85
	Net income (loss) attributable to:
	Non-controlling interests	$–	$–	$–	$–	$20	$20	$–	$–	$20	$–
	Equity shareholders	2,160	991	87	992	45	4,275	3,672	(42)	560	85
	Average assets (5)	$222,642	$46,555	$8,423	$154,805	$76,715	$509,140	$420,432	$53,694	$27,599	$7,415

(1)	Net income and average assets are allocated based on the geographic location where they are recorded.
(2)

U.S. Commercial Banking and Wealth Management and Capital Markets net interest income and income taxes include taxable equivalent basis (TEB) adjustments of $2 million and $278 million, respectively (2017: $2 million and $298 million, respectively; 2016: nil and $474 million, respectively) with an equivalent offset in Corporate and Other.

(3)	Intersegment revenue represents internal sales commissions and revenue allocations under the Manufacturer/Customer Segment/Distributor Management Model.
(4)	Comprises amortization and impairment of buildings, furniture, equipment, leasehold improvements, and software and other intangible assets.
(5)	Assets are disclosed on an average basis as this measure is most relevant to a financial institution and is the measure reviewed by management.
n/a	Not applicable.

CIBC 2018 ANNUAL REPORT	179

Consolidated financial statements

The following table provides a breakdown of revenue from our reporting segments:

$ millions, for the year ended October 31	2018	2017 (1)	2016
Canadian Personal and Small Business Banking
Personal and small business banking	$8,556	$8,033	$7,675
Other	49	339	73
	$8,605	$8,372	$7,748
Canadian Commercial Banking and Wealth Management
Commercial banking	$1,488	$1,324	$1,211
Wealth management	2,377	2,266	2,061
	$3,865	$3,590	$3,272
U.S. Commercial Banking and Wealth Management (2)
Commercial banking	$1,197	$532	$166
Wealth management	563	324	217
Other	6	20	2
	$1,766	$876	$385
Capital Markets (2)
Global markets	$1,674	$1,601	$1,645
Corporate and investment banking	1,229	1,216	1,093
Other	9	6	18
	$2,912	$2,823	$2,756
Corporate and Other (2)
International banking	$663	$723	$722
Other	23	(104)	152
	$686	$619	$874

(1)	Certain information has been reclassified to conform to the funds transfer pricing methodology adopted in the current year relating to CIBC Bank USA.
(2)

U.S. Commercial Banking and Wealth Management and Capital Markets revenue includes a TEB adjustment of $2 million and $248 million, respectively (2017: $2 million and $298 million, respectively; 2016: nil and $474 million, respectively) with an equivalent offset in Corporate and Other.

Note 31	Future accounting policy changes

IFRS 15 “Revenue From Contracts with Customers” (IFRS 15)

IFRS 15 – issued in May 2014, replaces prior guidance, including IAS 18 “Revenue” and IFRIC 13 “Customer Loyalty Programmes”. In April 2016, the IASB issued amendments to the standard that clarified specific guidance and provided additional transitional relief. IFRS 15 is effective for annual periods beginning on or after January 1, 2018, which for us will be on November 1, 2018, and can be applied on a retrospective basis or using a modified retrospective approach. As permitted, we will adopt IFRS 15 using the modified retrospective approach by recognizing the cumulative effect of initial application in opening retained earnings as of the effective date. Use of the modified retrospective approach will require us to provide additional disclosures in the year of adoption.

The new guidance includes a five-step, principles-based recognition and measurement approach, as well as requirements for accounting for contract costs, and enhanced quantitative and qualitative disclosure requirements. IFRS 15 excludes from its scope revenue related to lease contracts, insurance contracts and financial instruments. As a result, the majority of our revenue will not be impacted by the adoption of this standard, including net interest income.

IFRS 15 will result in the upfront expensing of previously deferred mutual fund sales commissions. In addition, our credit card loyalty points liability will be subject to both upward and downward remeasurement to reflect the expected cost of redemption as this expectation changes over time. Under IFRIC 13, decreases in the expected cost of redemptions were only recognized as points were redeemed, while increases were recognized immediately.

In addition, the adoption of IFRS 15 will result in changes to the presentation and timing of certain revenue and expense items in the consolidated statement of income. Presentation differences are not expected to be material and include the net presentation of certain expenditures where CIBC is deemed the agent rather than the principal and the gross presentation of certain expenditures where CIBC is deemed the principal rather than the agent.

The cumulative impact that will be recognized in November 1, 2018 opening retained earnings from these differences is not significant.

IFRS 16 “Leases” (IFRS 16)

IFRS 16 – issued in January 2016, replaces IAS 17 “Leases” and is effective for annual periods beginning on or after January 1, 2019, which for us will be on November 1, 2019. Early application is permitted if IFRS 15 has also been applied. For lessees, the new standard will result in on-balance sheet recognition for many leases that are considered operating leases under IAS 17, including our property leases, which will result in the gross-up of the balance sheet through the recognition of a right-of-use asset and a liability for the lease component of the future payments. Depreciation expense on the right-of-use asset and interest expense on the lease liability will replace the operating lease expense. The accounting for leases by lessors remains mostly unchanged from IAS 17.

We continue to evaluate the impact of IFRS 16 on our consolidated financial statements.

IFRS 17 “Insurance Contracts” (IFRS 17)

IFRS 17 – issued in May 2017, replaces IFRS 4 “Insurance Contracts”, and was originally effective for annual periods beginning on or after January 1, 2021, which for us is on November 1, 2021. In November 2018, the IASB tentatively decided to defer the effective date from reporting periods beginning on or after January 1, 2021 to January 1, 2022. IFRS 17 provides comprehensive guidance on the recognition, measurement, presentation and disclosures of insurance contracts. In May 2018, OSFI issued a final advisory “IFRS 17 Transition and Progress Report Requirements for Federally Regulated Insurers”, which provides pre-transition and transition guidance, including prohibiting early adoption of IFRS 17 by federally regulated insurance subsidiaries.

We continue to evaluate the impact of IFRS 17 on our consolidated financial statements.

180	CIBC 2018 ANNUAL REPORT

Quarterly review

Condensed consolidated statement of income

	2018				2017
Unaudited, $ millions, for the three months ended	Oct. 31	Jul. 31	Apr. 30	Jan. 31	Oct. 31	Jul. 31	Apr. 30	Jan. 31
Net interest income	$2,539	$2,577	$2,476	$2,473	$2,464	$2,276	$2,095	$2,142
Non-interest income	1,913	1,970	1,900	1,986	1,805	1,828	1,603	2,067
Total revenue	4,452	4,547	4,376	4,459	4,269	4,104	3,698	4,209
Provision for credit losses	264	241	212	153	229	209	179	212
Non-interest expenses	2,591	2,572	2,517	2,578	2,570	2,452	2,275	2,274
Income before income taxes	1,597	1,734	1,647	1,728	1,470	1,443	1,244	1,723
Income taxes	329	365	328	400	306	346	194	316
Net income	$1,268	$1,369	$1,319	$1,328	$1,164	$1,097	$1,050	$1,407
Net income attributable to non-controlling interests	$2	$4	$6	$5	$5	$4	$5	$5
Preferred shareholders	24	23	24	18	24	9	10	9
Common shareholders	1,242	1,342	1,289	1,305	1,135	1,084	1,035	1,393
Net income attributable to equity shareholders	$1,266	$1,365	$1,313	$1,323	$1,159	$1,093	$1,045	$1,402

Condensed consolidated balance sheet

	2018				2017
Unaudited, $ millions, as at	Oct. 31	Jul. 31	Apr. 30	Jan. 31	Oct. 31	Jul. 31	Apr. 30	Jan. 31
Assets
Cash and deposits with banks	$17,691	$17,801	$17,035	$15,240	$14,152	$19,917	$14,403	$15,389
Securities	101,664	102,628	102,319	95,284	93,419	88,380	96,069	89,524
Securities borrowed or purchased under resale agreements	48,938	49,596	49,881	55,260	45,418	45,072	43,842	44,556
Loans
Residential mortgages	207,749	208,454	208,427	207,989	207,271	203,387	196,580	191,888
Personal and credit card	55,731	55,066	54,645	53,446	53,315	52,908	51,395	50,401
Business and government	109,555	104,914	103,629	97,198	97,766	94,913	75,593	73,274
Allowance for credit losses	(1,639)	(1,641)	(1,619)	(1,626)	(1,618)	(1,598)	(1,639)	(1,640)
Derivative instruments	21,431	22,003	23,939	29,304	24,342	26,370	25,612	23,897
Customers’ liability under acceptances	10,265	10,517	9,134	9,672	8,824	9,383	8,823	8,171
Other assets	25,714	25,687	23,147	25,160	22,375	22,180	17,913	17,834
	$597,099	$595,025	$590,537	$586,927	$565,264	$560,912	$528,591	$513,294
Liabilities and equity
Deposits
Personal	$163,879	$161,743	$161,859	$163,316	$159,327	$158,296	$154,762	$150,380
Business and government	240,149	239,957	230,212	225,652	225,622	225,342	203,217	205,602
Bank	14,380	12,829	14,264	14,498	13,789	15,741	17,401	17,117
Secured borrowings	42,607	45,238	42,696	42,713	40,968	39,978	37,748	36,654
Derivative instruments	20,973	21,776	22,296	29,091	23,271	28,151	24,345	25,923
Acceptances	10,296	10,521	9,163	9,675	8,828	9,384	8,825	8,173
Obligations related to securities lent or sold short or under repurchase agreements	47,353	47,599	54,089	50,475	43,708	37,196	38,955	28,995
Other liabilities	18,266	16,777	17,779	16,041	15,305	13,607	14,157	12,422
Subordinated indebtedness	4,080	4,031	4,633	3,144	3,209	3,195	3,305	3,302
Equity	35,116	34,554	33,546	32,322	31,237	30,022	25,876	24,726
	$597,099	$595,025	$590,537	$586,927	$565,264	$560,912	$528,591	$513,294

CIBC 2018 ANNUAL REPORT	181

Select financial measures

	2018				2017
Unaudited, as at or for the three months ended	Oct. 31	Jul. 31	Apr. 30	Jan. 31	Oct. 31	Jul. 31	Apr. 30	Jan. 31
Return on common shareholders’ equity	15.3%	16.7%	17.0%	17.4%	15.8%	16.3%	17.7%	24.4%
Return on average assets	0.83%	0.90%	0.91%	0.89%	0.81%	0.80%	0.82%	1.06%
Average common shareholders’ equity ($ millions)	$32,200	$31,836	$31,017	$29,677	$28,471	$26,447	$23,932	$22,674
Average assets ($ millions)	$603,726	$605,220	$594,340	$590,344	$568,905	$543,138	$528,099	$528,852
Average assets to average common equity	18.7	19.0	19.2	19.9	20.0	20.5	22.1	23.3
Capital and leverage
CET1 ratio	11.4%	11.3%	11.2%	10.8%	10.6%	10.4%	12.2%	11.9%
Tier 1 capital ratio	12.9%	12.8%	12.7%	12.4%	12.1%	11.9%	13.5%	13.2%
Total capital ratio	14.9%	14.8%	15.1%	14.1%	13.8%	13.7%	15.4%	15.2%
Leverage ratio	4.3%	4.2%	4.1%	4.0%	4.0%	3.9%	4.1%	4.0%
Net interest margin	1.67%	1.69%	1.71%	1.66%	1.72%	1.66%	1.63%	1.61%
Efficiency ratio	58.2%	56.6%	57.5%	57.8%	60.2%	59.7%	61.5%	54.0%

Common share information

	2018				2017 (1)
Unaudited, as at or for the three months ended	Oct. 31	Jul. 31	Apr. 30	Jan. 31	Oct. 31	Jul. 31	Apr. 30	Jan. 31
Weighted-average basic shares outstanding (thousands) (2)	443,015	444,081	444,140	441,124	437,109	415,561	399,807	397,647
Per share
– basic earnings	$2.81	$3.02	$2.90	$2.96	$2.60	$2.61	$2.59	$3.50
– diluted earnings	2.80	3.01	2.89	2.95	2.59	2.60	2.59	3.50
– dividends	1.36	1.33	1.33	1.30	1.30	1.27	1.27	1.24
– book value (3)	73.83	72.41	69.98	67.34	66.55	64.29	61.42	58.90
Share price (4)
– high	124.59	118.72	121.04	123.99	114.01	109.57	119.86	113.16
– low	112.24	112.00	110.11	112.65	104.10	104.87	109.71	97.76
– close	113.68	118.72	111.83	121.86	113.56	108.22	110.25	110.81
Dividend payout ratio	48.4%	43.9%	45.8%	44.0%	50.1%	50.9%	49.0%	35.4%

(1)

Excludes 2,010,890 common shares which were issued and outstanding but which had not been acquired by a third party as at October 31, 2017. These shares were issued as a component of our acquisition of The PrivateBank.

(2)	Excludes 60,764 unvested restricted shares as at October 31, 2018 (2017: 190,285).
(3)	Common shareholders’ equity divided by the number of common shares issued and outstanding at end of period.
(4)	The high and low price during the period, and closing price on the last trading day of the period, on the TSX.

182	CIBC 2018 ANNUAL REPORT

Ten-year statistical review

Condensed consolidated statement of income

Unaudited, $ millions, for the year ended October 31	IFRS								Canadian GAAP
	2018	2017	2016	2015	2014	2013	2012	2011	2010	2009
Net interest income	$10,065	$8,977	$8,366	$7,915	$7,459	$7,453	$7,326	$7,062	$6,204	$5,394
Non-interest income	7,769	7,303	6,669	5,941	5,904	5,252	5,159	5,373	5,881	4,534
Total revenue	17,834	16,280	15,035	13,856	13,363	12,705	12,485	12,435	12,085	9,928
Provision for credit losses	870	829	1,051	771	937	1,121	1,291	1,144	1,046	1,649
Non-interest expenses	10,258	9,571	8,971	8,861	8,512	7,608	7,202	7,486	7,027	6,660
Income (loss) before income taxes	6,706	5,880	5,013	4,224	3,914	3,976	3,992	3,805	4,012	1,619
Income taxes	1,422	1,162	718	634	699	626	689	927	1,533	424
Non-controlling interests	–	–	–	–	–	–	–	–	27	21
Net income (loss)	$5,284	$4,718	$4,295	$3,590	$3,215	$3,350	$3,303	$2,878	$2,452	$1,174
Net income (loss) attributable to non-controlling interests	$17	$19	$20	$14	$(3)	$(2)	$9	$11	$–	$–
Preferred shareholders	89	52	38	45	87	99	158	177	169	162
Common shareholders	5,178	4,647	4,237	3,531	3,131	3,253	3,136	2,690	2,283	1,012
Net income (loss) attributable to equity shareholders	$5,267	$4,699	$4,275	$3,576	$3,218	$3,352	$3,294	$2,867	$2,452	$1,174

Condensed consolidated balance sheet

Unaudited, $ millions, as at October 31		IFRS							Canadian GAAP
	2018	2017	2016	2015	2014	2013	2012	2011	2010	2009
Assets
Cash and deposits with banks	$17,691	$14,152	$14,165	$18,637	$13,547	$6,379	$4,727	$5,142	$12,052	$7,007
Securities	101,664	93,419	87,423	74,982	59,542	71,984	65,334	60,295	77,608	77,576
Securities borrowed or purchased under resale agreements	48,938	45,418	33,810	33,334	36,796	28,728	28,474	27,479	37,342	32,751
Loans
Residential mortgages	207,749	207,271	187,298	169,258	157,526	150,938	150,056	150,509	93,568	86,152
Personal and credit card	55,731	53,315	50,373	48,321	47,087	49,213	50,476	50,586	46,462	45,677
Business and government	109,555	97,766	71,437	65,276	56,075	48,207	43,624	39,663	38,582	37,343
Allowance for credit losses	(1,639)	(1,618)	(1,691)	(1,670)	(1,660)	(1,698)	(1,860)	(1,803)	(1,720)	(1,960)
Derivative instruments	21,431	24,342	27,762	26,342	20,680	19,947	27,039	28,270	24,682	24,696
Customers’ liability under acceptances	10,265	8,824	12,364	9,796	9,212	9,720	10,436	9,454	7,684	8,397
Other assets	25,714	22,375	18,416	19,033	16,098	14,588	14,813	14,163	15,780	18,305
	$597,099	$565,264	$501,357	$463,309	$414,903	$398,006	$393,119	$383,758	$352,040	$335,944
Liabilities and equity
Deposits
Personal	$163,879	$159,327	$148,081	$137,378	$130,085	$125,034	$118,153	$116,592	$113,294	$108,324
Business and government	240,149	225,622	190,240	178,850	148,793	134,736	125,055	117,143	127,759	107,209
Bank	14,380	13,789	17,842	10,785	7,732	5,592	4,723	4,177	5,618	7,584
Secured borrowings	42,607	40,968	39,484	39,644	38,783	49,802	52,413	51,308	–	–
Derivative instruments	20,973	23,271	28,807	29,057	21,841	19,724	27,091	28,792	26,489	27,162
Acceptances	10,296	8,828	12,395	9,796	9,212	9,721	10,481	9,489	7,684	8,397
Obligations related to securities lent or sold short or under repurchase agreements	47,353	43,708	24,550	20,149	23,764	20,313	21,259	21,730	37,893	43,369
Capital Trust securities (1)	n/a	n/a	n/a	n/a	n/a	n/a	1,678	1,594	–	–
Other liabilities	18,266	15,305	12,919	12,223	10,932	10,862	11,076	11,704	12,572	13,693
Subordinated indebtedness	4,080	3,209	3,366	3,874	4,978	4,228	4,823	5,138	4,773	5,157
Preferred share liabilities	–	–	–	–	–	–	–	–	–	600
Non-controlling interests	173	202	201	193	164	175	170	164	168	174
Shareholders’ equity	34,943	31,035	23,472	21,360	18,619	17,819	16,197	15,927	15,790	14,275
	$597,099	$565,264	$501,357	$463,309	$414,903	$398,006	$393,119	$383,758	$352,040	$335,944

(1)	Commencing November 1, 2012, CIBC Capital Trust was deconsolidated.
n/a	Not applicable.

CIBC 2018 ANNUAL REPORT	183

Select financial measures

Unaudited, as at or for the year ended October 31	IFRS								Canadian GAAP
	2018	2017	2016	2015	2014	2013	2012	2011	2010	2009
Return on equity	16.6%	18.3%	19.9%	18.7%	18.3%	21.4%	22.2%	22.2%	19.4%	9.4%
Return on average assets	0.88%	0.87%	0.84%	0.79%	0.78%	0.83%	0.83%	0.73%	0.71%	0.33%
Average common shareholders’ equity ($ millions)	$31,184	$25,393	$21,275	$18,857	$17,067	$15,167	$14,116	$12,145	$11,772	$10,731
Average assets ($ millions)	$598,441	$542,365	$509,140	$455,324	$411,481	$403,546	$397,155	$394,527	$345,943	$350,706
Average assets to average common equity	19.2	21.4	23.9	24.1	24.1	26.6	28.1	32.5	29.4	32.7
Capital and leverage – Basel III
CET1 ratio	11.4%	10.6%	11.3%	10.8%	10.3%	9.4%	n/a	n/a	n/a	n/a
Tier 1 capital ratio	12.9%	12.1%	12.8%	12.5%	12.2%	11.6%	n/a	n/a	n/a	n/a
Total capital ratio	14.9%	13.8%	14.8%	15.0%	15.5%	14.6%	n/a	n/a	n/a	n/a
Leverage ratio	4.3%	4.0%	4.0%	3.9%	n/a	n/a	n/a	n/a	n/a	n/a
Basel II
Tier 1 capital ratio (1)	n/a	n/a	n/a	n/a	n/a	n/a	13.8%	14.7%	13.9%	12.1%
Total capital ratio (1)	n/a	n/a	n/a	n/a	n/a	n/a	17.3%	18.4%	17.8%	16.1%
Net interest margin	1.68%	1.66%	1.64%	1.74%	1.81%	1.85%	1.84%	1.79%	1.79%	1.54%
Efficiency ratio	57.5%	58.8%	59.7%	63.9%	63.7%	59.9%	57.7%	60.2%	58.1%	67.1%

(1)	Capital measures for fiscal year 2011 and prior fiscal years are under Canadian GAAP and have not been restated for IFRS.
n/a	Not applicable.

Condensed consolidated statement of changes in equity

Unaudited, $ millions, for the year ended October 31	IFRS									Canadian GAAP
	2018		2017	2016	2015	2014	2013	2012	2011	2010	2009
Balance at beginning of year	$31,237		$23,673	$21,553	$18,783	$17,994	$16,367	$16,091	$14,799	$14,275	$13,831
Adjustment for change in accounting policy	(91	) (1)	–	–	–	– (2)	7 (3)	(180)	–	– (4)	(6	) (5)
Premium on purchase of common shares	(313)		–	(209)	(9)	(250)	(422)	(118)	–	–	–
Premium on redemption of preferred shares	–		–	–	–	–	–	(30)	(12)	–	–
Changes in share capital
Preferred	453		797	–	(31)	(675)	–	(1,050)	(400)	–	525
Common	695		4,522	213	31	29	(16)	393	572	563	178
Changes in contributed surplus	(1)		65	(4)	1	(7)	(3)	(8)	(5)	4	(4)
Changes in OCI	317		(338)	(248)	933	145	325	(435)	(171)	9	72
Net income	5,267		4,699	4,275	3,576	3,218	3,352	3,294	2,867	2,452	1,174
Dividends
Preferred	(89)		(52)	(38)	(45)	(87)	(99)	(128)	(165)	(169)	(162)
Common	(2,356)		(2,121)	(1,879)	(1,708)	(1,567)	(1,523)	(1,470)	(1,391)	(1,350)	(1,328)
Non-controlling interests	(25)		1	8	29	(11)	5	8	(4)	–	–
Other	22		(9)	2	(7)	(6)	1	–	1	6	(5)
Balance at end of year	$35,116		$31,237	$23,673	$21,553	$18,783	$17,994	$16,367	$16,091	$15,790	$14,275

(1)	Represents the impact of adoption of IFRS 9 “Financial Instruments”.
(2)	Represents the impact of adoption of IFRS 10 “Consolidated Financial Statements”.
(3)	Represents the impact of adoption of amendments to IAS 19 “Employee Benefits”.
(4)	Represents the impact of changing the measurement date for employee future benefits.
(5)	Represents the impact of adopting the amended Chartered Professional Accountants of Canada (CPA Canada) Emerging Issues Committee Abstract 46, “Leveraged Leases”.

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Common share information

Unaudited, as at or for the year ended October 31	IFRS									Canadian GAAP
	2018	2017		2016	2015	2014	2013	2012	2011	2010	2009
Weighted-average number basic shares outstanding (thousands) (1)	443,082	412,636	(2)	395,389	397,213	397,620	400,880	403,685	396,233	387,802	381,677
Per share
– basic earnings	$11.69	$11.26		$10.72	$8.89	$7.87	$8.11	$7.77	$6.79	$5.89	$2.65
– diluted earnings (3)	11.65	11.24		10.70	8.87	7.86	8.11	7.76	6.71	5.87	2.65
– dividends	5.32	5.08		4.75	4.30	3.94	3.80	3.64	3.51	3.48	3.48
– book value (4)	73.83	66.55		56.59	51.25	44.30	40.36	35.83	32.88	32.17	28.96
Share price (5)
– high	124.59	119.86		104.46	107.16	107.01	88.70	78.56	85.49	79.50	69.30
– low	110.11	97.76		83.33	86.00	85.49	74.10	68.43	67.84	61.96	37.10
– close	113.68	113.56		100.50	100.28	102.89	88.70	78.56	75.10	78.23	62.00
Dividend payout ratio	45.5%	45.6%		44.3%	48.4%	50.0%	46.8%	46.9%	51.7%	59.1%	>100%

(1)	Excludes 60,764 unvested restricted shares as at October 31, 2018 (2017: 190,285).
(2)

Excludes 2,010,890 common shares which were issued and outstanding but which had not been acquired by a third party as at October 31, 2017. These shares were issued as a component of our acquisition of The PrivateBank.

(3)	In case of a loss, the effect of stock options potentially exercisable on diluted earnings per share will be anti-dilutive; therefore, basic and diluted earnings per share will be the same.
(4)	Common shareholders’ equity divided by the number of common shares issued and outstanding at end of year.
(5)	The high and low price during the year, and closing price on the last trading day of the year, on the TSX.

Dividends on preferred shares(1)

Unaudited, for the year ended October 31	2018	2017	2016	2015	2014	2013	2012	2011	2010	2009
Class A
Series 18	$–	$–	$–	$–	$–	$–	$1.3694	$1.3750	$1.3750	$1.3750
Series 19	–	–	–	–	–	–	–	–	1.2375	1.2375
Series 23	–	–	–	–	–	–	–	–	1.3250	1.3250
Series 26	–	–	–	–	1.4375	1.4375	1.4375	1.4375	1.4375	1.4375
Series 27	–	–	–	0.3500	1.4000	1.4000	1.4000	1.4000	1.4000	1.4000
Series 28	–	–	–	–	–	–	–	0.0400	0.0800	0.0800
Series 29	–	–	–	0.6750	1.3500	1.3500	1.3500	1.3500	1.3500	1.3500
Series 30	–	–	–	–	–	–	–	0.9000	1.2000	1.2000
Series 31	–	–	–	–	–	–	0.2938	1.1750	1.1750	1.1750
Series 32	–	–	–	–	–	–	0.5625	1.1250	1.1250	1.1250
Series 33	–	–	–	–	1.0031	1.3375	1.3375	1.3375	1.3375	1.5271
Series 35	–	–	–	–	0.8125	1.6250	1.6250	1.6250	1.6250	1.1909
Series 37	–	–	–	–	1.2188	1.6250	1.6250	1.6250	1.6250	1.0607
Series 39	0.9750	0.9750	0.9750	0.9750	0.3793	–	–	–	–	–
Series 41	0.9375	0.9375	0.9375	0.8203	–	–	–	–	–	–
Series 43	0.9000	0.9000	0.9000	0.5764	–	–	–	–	–	–
Series 45	1.1000	0.4551	–	–	–	–	–	–	–	–
Series 47	0.8769	–	–	–	–	–	–	–	–	–

(1)	The dividends are adjusted for the number of days during the year that the share is outstanding at the time of issuance and redemption.

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Glossary

Allowance for credit losses

Under IFRS 9, allowance for credit losses represent 12 months of expected credit losses for instruments that have not been subject to a significant increase in credit risk, while allowance for credit losses represent lifetime expected credit losses for instruments that have been subject to a significant increase in credit risk, including impaired instruments. Expected credit loss allowances for loans and acceptances are included in allowance for credit losses on the consolidated balance sheet. Expected credit loss allowances for FVOCI debt securities are included as a component of the carrying value of the securities, which are measured at fair value. Expected credit loss allowances for other financial assets are included in the carrying value of the instrument. Expected credit loss allowances for guarantees and loan commitments are included in other liabilities.

Under IAS 39, allowance for credit losses generally represented an allowance set up in the financial statements sufficient to absorb specifically identified and inherent credit-related losses in CIBC’s portfolio of loans, acceptances, letters of credit and guarantees. This allowance can be “collective” – assessed by reviewing a portfolio of loans with similar characteristics, or “individual” – assessed by reviewing the characteristics of an individual exposure.

Allowance for credit losses are increased by provisions for credit losses and are reduced by write-offs, net of recoveries.

Amortized cost

The amount at which a financial asset or financial liability is measured at initial recognition minus repayments, plus or minus any unamortized origination date premiums or discounts, plus or minus any basis adjustments resulting from a fair value hedge, and minus any reduction (directly or through the use of an allowance account) for impairment. The amount of a financial asset or liability measured at initial recognition is the cost of the financial asset or liability including capitalized transaction costs and deferred fees.

Assets under administration (AUA)

Assets administered by CIBC that are beneficially owned by clients and are, therefore, not reported on the consolidated balance sheet. Services provided by CIBC are of an administrative nature, such as safekeeping of securities, collection of investment income, and the settlement of purchase and sale transactions. In addition, AUM amounts are included in the amounts reported under AUA.

Assets under management (AUM)

Assets managed by CIBC that are beneficially owned by clients and are, therefore, not reported on the consolidated balance sheet. The service provided in respect of these assets is discretionary portfolio management on behalf of the clients.

Average interest-earning assets

Average interest-earning assets include interest-bearing deposits with banks, securities, cash collateral on securities borrowed or securities purchased under resale agreements, and loans net of allowances.

Basis point

One-hundredth of a percentage point (0.01%).

Collateral

Assets pledged to secure loans or other obligations, which are forfeited if the obligations are not repaid.

Collateralized debt obligation (CDO)

Securitization of any combination of corporate debt, asset-backed securities (ABS), mortgage-backed securities or tranches of other CDOs to form a pool of diverse assets that are tranched into securities that offer varying degrees of risk and return to meet investor demand.

Collateralized loan obligation

Securitizations of diversified portfolios of corporate debt obligations and/or ABS that are tranched into securities that offer varying degrees of risk and return to meet investor demand.

Credit derivatives

A category of financial instruments that allow one party (the beneficiary) to separate and transfer the credit risk of nonpayment or partial payment to another party (the guarantor).

Credit valuation adjustment (CVA)

A valuation adjustment that is required to be considered in measuring fair value of over-the-counter derivatives to recognize the risk that any given derivative counterparty may not ultimately be able to fulfill its obligations. In assessing the net counterparty credit risk exposure, we take into account credit mitigants such as collateral, master netting arrangements, and settlements through clearing houses.

Current replacement cost

The estimated cost of replacing an asset at the present time according to its current worth.

Derivatives

A financial contract that derives its value from the performance of an underlying object, such as an asset, index or interest rate.

Dividend payout ratio

Common dividends paid as a percentage of net income after preferred share dividends and premium on preferred share redemptions.

Dividend yield

Dividends per common share divided by the closing common share price.

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Effective interest rate method

A method of calculating the amortized cost of a financial asset or financial liability and of allocating the interest income or interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial instrument or, when appropriate, a shorter period, to the net carrying amount of the financial asset or financial liability.

Efficiency ratio

Non-interest expenses as a percentage of total revenue (net interest income and non-interest income). Efficiency ratio is used as a measure of productivity.

Exchange-traded derivative contracts

Standardized derivative contracts (e.g., futures contracts and options) that are transacted on an organized exchange and cleared through a central clearing house, and are generally subject to standard margin requirements.

Fair value

The price that would be received to sell an asset, or paid to transfer a liability, between market participants in an orderly transaction in the principal market at the measurement date under current market conditions.

Forward contracts

A non-standardized contract to buy or sell a specified asset at a specified price and specified date in the future.

Forward rate agreement

An OTC forward contract that determines an interest rate to be paid or received commencing on a specified date in the future for a specified period.

Full-time equivalent employees

A measure that normalizes the number of full-time and part-time employees, base plus commissioned employees, and 100% commissioned employees into equivalent full-time units based on actual hours of paid work during a given period, for individuals whose compensation is included in the Employee compensation and benefits line of the consolidated statement of income.

Futures

A standardized contract to buy or sell a specified commodity, currency or financial instrument of standardized quantity and quality at a specific price and date in the future. Futures contracts are traded on an exchange.

Guarantees and standby letters of credit

Primarily represent CIBC’s obligation, subject to certain conditions, to make payments to third parties on behalf of clients, if these clients cannot make those payments, or are unable to meet other specified contractual obligations.

Hedge

A transaction intended to offset potential losses/gains that may be incurred in a transaction or portfolio.

Loan loss ratio

The ratio is calculated as the provision for credit losses on impaired loans to average loans and acceptances, net of allowance for credit losses.

Mark-to-market

The fair value (as defined above) at which an asset can be sold or a liability can be transferred.

Net interest income

The difference between interest earned on assets (such as loans and securities) and interest incurred on liabilities (such as deposits and subordinated indebtedness).

Net interest margin

Net interest income as a percentage of average assets.

Normal course issuer bid

Involves a listed company buying its own shares for cancellation through a stock exchange or other published market, from time to time, and is subject to the various rules of the exchanges and securities commissions.

Notional amount

Principal amount or face amount of a financial contract used for the calculation of payments made on that contract.

Off-balance sheet financial instruments

A financial contract that is based mainly on a notional amount and represents a contingent asset or liability of an institution. Such instruments include credit-related arrangements.

Office of the Superintendent of Financial Institutions (OSFI)

OSFI supervises and regulates all banks, all federally incorporated or registered trust and loan companies, insurance companies, cooperative credit associations, fraternal benefit societies, and federal pension plans in Canada.

Operating leverage

Operating leverage is the difference between the year-over-year percent change in revenue (on a taxable equivalent basis) and year-over-year percent change in non-interest expenses.

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Options

A financial contract under which the writer (seller) confers the right, but not the obligation, to the purchaser to either buy (call option) or sell (put option) a specified amount of an underlying asset or instrument at a specified price either at or by a specified date.

Provision for credit losses

An amount charged or credited to income to adjust the allowance for credit losses to the appropriate level, for both performing and impaired financial assets. Provision for credit losses for loans and acceptances and related off-balance sheet loan commitments is included in the provision for credit losses line on the consolidated statement of income. Provision for credit losses for FVOCI debt securities and amortized cost securities is included in Gains (losses) from debt securities measured at fair value through other comprehensive income and amortized cost, net.

Return on average assets or average interest-earning assets

Net income expressed as a percentage of average assets or average interest-earning assets.

Return on common shareholders’ equity

Net income attributable to equity shareholders expressed as a percentage of average common shareholders’ equity.

Securities borrowed

Securities are typically borrowed to cover short positions. Borrowing requires the pledging of collateral by the borrower to the lender. The collateral may be cash or a highly rated security.

Securities lent

Securities are typically lent to a borrower to cover their short positions. Borrowing requires the pledging of collateral by the borrower to the lender. The collateral provided may be cash or a highly rated security.

Securities purchased under resale agreements

A transaction where a security is purchased by the buyer and, at the same time, the buyer commits to resell the security to the original seller at a specific price and date in the future.

Securities sold short

A transaction in which the seller sells securities that it does not own. Initially the seller typically borrows the securities in order to deliver them to the purchaser. At a later date, the seller buys identical securities in the market to replace the borrowed securities.

Securities sold under repurchase agreements

A transaction where a security is sold by the seller and, at the same time, the seller commits to repurchase the security from the original purchaser at a specific price and date in the future.

Structured entities (SE)

Entities that have been designed so that voting or similar rights are not the dominant factor in deciding who controls the entity, such as when any voting rights relate to administrative tasks only and the relevant activities are directed by means of contractual arrangements.

Swap contracts

A financial contract in which counterparties exchange a series of cash flows based on a specified notional amount over a specified period.

Taxable equivalent basis (TEB)

The gross up tax-exempt revenue on certain securities to a TEB basis. There is an equivalent offsetting adjustment to the income tax expense.

Total shareholder return

The total return earned on an investment in CIBC’s common shares. The return measures the change in shareholder value, assuming dividends are reinvested in additional shares.

Risk and capital glossary

Advanced internal ratings-based (AIRB) approach for credit risk

Internal models based on historical experience of key risk assumptions such as probability of default (PD), loss given default (LGD) and exposure at default (EAD) are used to compute the capital requirements subject to OSFI approval. A transitional capital floor based on the Basel II standardized approach is also calculated by banks under the AIRB approach for credit risk and an adjustment to risk-weighted assets (RWAs) may be required as prescribed by OSFI.

Advanced measurement approach (AMA) for operational risk

A risk-sensitive approach to calculating the capital charge for operational risk based on internal risk measurement models, using a combination of quantitative and qualitative risk measurement techniques.

Asset/liability management (ALM)

The practice of managing risks that arise from mismatches between the assets and liabilities, mainly in the non-trading areas of the bank. Techniques are used to manage the relative duration of CIBC’s assets (such as loans) and liabilities (such as deposits), in order to minimize the adverse impact of changes in interest rates.

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Bail-in eligible liabilities

Bail-in eligible liabilities include long-term (i.e., original maturity over 400 days), unsecured senior debt that is tradable and transferrable, and any preferred shares and subordinated debt that are not considered non-viability contingent capital. Deposits, secured liabilities (for example, covered bonds), certain financial contracts (for example, derivatives) and most structured notes are not bail-in eligible.

Bank exposures

All direct credit risk exposures to deposit-taking institutions and regulated securities firms, and exposures guaranteed by those entities.

Business and government portfolio

A category of exposures that includes lending to businesses and governments, where the primary basis of adjudication relies on the determination and assignment of an appropriate risk rating, that reflects the credit risk of the exposure.

Central counterparties

Central counterparties, also known as clearing houses, place themselves between the buyer and seller of an original trade through the process of novation and become the counterparty for the novated transaction.

Common Equity Tier 1 (CET1), Tier 1 and Total capital ratios

CET1, Tier 1 and total regulatory capital, divided by RWAs, as defined by OSFI’s Capital Adequacy Requirements Guideline, which is based on Basel Committee on Banking Supervision (BCBS) standards. During the period beginning in the third quarter of 2014 to the fourth quarter of 2018, on an all-in basis, before any capital floor requirement, there are three different levels of RWAs for the calculation of CIBC’s CET1, Tier 1 and Total capital ratios. This occurs because of the option CIBC has chosen for the phase-in of the CVA capital charge.

Corporate exposures

All direct credit risk exposures to corporations, partnerships and proprietorships, and exposures guaranteed by those entities.

Credit risk

The risk of financial loss due to a borrower or counterparty failing to meet its obligations in accordance with contractual terms.

Drawn exposure

The amount of credit risk exposure resulting from loans already advanced to the customer.

Economic capital

Economic capital provides a framework to evaluate the returns of each strategic business unit, commensurate with risk assumed. Economic capital is a non-GAAP risk measure based upon an estimate of equity capital required by the businesses to absorb unexpected losses consistent with our targeted risk rating over a one-year horizon. Economic capital comprises primarily credit, market, operational and strategic risk capital.

Economic profit

A non-GAAP risk-adjusted performance measure used for measuring economic value added. It is calculated as earnings of each business less a charge for the cost of capital.

Exposure at default (EAD)

An estimate of the amount of exposure to a customer at the event of, and at the time of, default.

Incremental risk charge (IRC)

A capital charge applied in addition to market risk capital specifically to cover default and migration risk in unsecuritized credit assets of varying liquidity held in the trading book.

Internal Capital Adequacy Assessment Process (ICAAP)

A framework and process designed to provide a comprehensive view on capital adequacy, as defined by Pillar II of the Basel Accord, wherein we identify and measure our risks on an ongoing basis in order to ensure that the capital available is sufficient to cover all risks across CIBC.

Internal models approach for market risk

Models, which have been developed by CIBC and approved by OSFI, for the measurement of risk and regulatory capital in the trading portfolio for general market risk, debt specific risk, and equity specific risk.

Internal ratings-based (IRB) approach for securitization exposures

Capital calculation method for securitizations available to the banks approved to use the IRB approach for underlying exposures securitized. We use the IRB approach for securitization exposures, which comprises several calculation approaches (Ratings-Based, Supervisory Formula, and the Internal Assessment Approach).

Leverage exposure

For the purposes of the leverage ratio, exposure is defined under the rules as on-balance sheet assets (unweighted) less Tier 1 capital regulatory adjustments plus derivative exposures, securities financing transaction exposures with a limited form of netting under certain conditions, and other off-balance sheet exposures (such as commitments, direct credit substitutes, forward asset purchases, standby/trade letters of credit and securitization exposures).

Leverage ratio

Defined as Tier 1 capital divided by leverage exposure determined in accordance with guidelines issued by OSFI, which are based on BCBS standards.

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Liquidity coverage ratio (LCR)

Derived from the BCBS’ Basel III framework and incorporated into OSFI’s Liquidity Adequacy Requirements (LAR), the LCR is a liquidity standard that aims to ensure that an institution has an adequate stock of unencumbered High Quality Liquid Assets (HQLA) that consists of cash or assets that can be converted into cash at little or no loss of value in private markets, to meet its liquidity needs for a 30-calendar-day liquidity stress scenario.

Liquidity risk

The risk of having insufficient cash or its equivalent in a timely and cost-effective manner to meet financial obligations as they come due.

Loss given default (LGD)

An estimate of the amount of exposure to a customer that will not be recovered following a default by that customer, expressed as a percentage of the exposure at default. LGD is generally based on through-the-cycle assumptions for regulatory capital purposes, and generally based on point-in-time assumptions reflecting forward-looking information for IFRS 9 expected credit loss purposes.

Market risk

The risk of economic financial loss in our trading and non-trading portfolios from adverse changes in underlying market factors, including interest rates, foreign exchange rates, equity market prices, commodity prices, credit spreads and customer behaviour for retail products.

Master netting agreement

An industry standard agreement designed to reduce the credit risk of multiple transactions with a counterparty through the creation of a legal right of offset of exposures in the event of a default by that counterparty and through the provision for net settlement of all contracts through a single payment.

Non-viability contingent capital (NVCC)

Effective January 1, 2013, in order to qualify for inclusion in regulatory capital, all non-common Tier 1 and Tier 2 capital instruments must be capable of absorbing losses at the point of non-viability of a financial institution. This will ensure that investors in such instruments bear losses before taxpayers where the government determines that it is in the public interest to rescue a non-viable bank.

Operational risk

The risk of loss arising from people, inadequate or failed internal processes, and systems or from external events.

Other off-balance sheet exposure

The amount of credit risk exposure resulting from the issuance of guarantees and letters of credit.

Other retail

This exposure class includes all loans other than qualifying revolving retail and real estate secured personal lending, that are extended to individuals and small businesses under the regulatory capital reporting framework.

Over-the-counter (OTC) derivatives exposure

The amount of credit risk exposure resulting from derivatives that trade directly between two counterparties, rather than through exchanges.

Probability of default (PD)

An estimate of the likelihood of default for any particular customer which occurs when that customer is not able to repay its obligations as they become contractually due. PD is generally based on through-the-cycle assumptions for regulatory capital purposes, and generally based on point-in-time assumptions reflecting forward-looking information for IFRS 9 expected credit loss purposes.

Qualifying revolving retail

This exposure class includes credit cards, unsecured lines of credit and overdraft protection products extended to individuals. Under the standardized approach, these exposures would be included under “other retail”.

Real estate secured personal lending

This exposure class includes residential mortgages and home equity loans and lines of credit extended to individuals.

Regulatory capital

Basel III regulatory capital, as defined by OSFI’s Capital Adequacy Requirements Guideline, is comprised of Common Equity Tier 1 (CET1), Additional Tier 1 (AT1) and Tier 2 capital. CET1 capital includes common shares, retained earnings, accumulated other comprehensive income (AOCI) (excluding AOCI relating to cash flow hedges and changes to fair value option liabilities attributable to changes in own credit risk) and qualifying instruments issued by a consolidated banking subsidiary to third parties, less regulatory adjustments for items such as goodwill and other intangible assets, deferred tax assets, net assets related to defined benefit pension plans, and certain investments. AT1 capital primarily includes NVCC preferred shares, qualifying instruments issued by a consolidated subsidiary to third parties, and non-qualifying innovative Tier 1 notes which are subject to phase-out rules for capital instruments. Tier 1 capital is comprised of CET1 plus AT1. Tier 2 capital includes NVCC subordinated indebtedness, non-qualifying subordinated indebtedness subject to phase-out rules for capital instruments, eligible collective allowance under the standardized approach, and qualifying instruments issued by a consolidated subsidiary to third parties. Total capital is comprised of Tier 1 capital plus Tier 2 capital. Under Basel III, qualifying regulatory capital instruments must be capable of absorbing loss at the point of non-viability of the financial institution; non-qualifying capital instruments are excluded from regulatory capital at a rate of 10% per annum commencing January 1, 2013 through to January 1, 2022.

Repo-style transactions exposure

The amount of credit risk exposure resulting from our securities bought or sold under resale agreements, as well as securities borrowing and lending activities.

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Reputation risk

The risk of negative publicity regarding CIBC’s business conduct or practices which, whether true or not, could significantly harm CIBC’s reputation as a leading financial institution, or could materially and adversely affect CIBC’s business, operations, or financial condition.

Retail portfolios

A category of exposures that primarily includes consumer but also small business lending, where the primary basis of adjudication relies on credit scoring models.

Risk-weighted assets (RWAs)

RWAs consist of three components: (i) RWAs for credit risk are calculated using the AIRB and standardized approaches. The AIRB RWAs are calculated using PDs, LGDs, EADs, and in some cases maturity adjustment, while the standardized approach applies risk weighting factors specified in the OSFI guidelines to on- and off- balance sheet exposures; (ii) RWAs for market risk in the trading portfolio are based on the internal models approved by OSFI with the exception of the RWAs for traded securitization assets where we are using the methodology defined by OSFI; and (iii) RWAs for operational risk relating to the risk of losses resulting from people, inadequate or failed internal processes, and systems or from external events are calculated under the AMA and standardized approaches. During the period beginning in the third quarter 2014 to the fourth quarter of 2018, CET1 capital RWA, Tier 1 capital RWA, and Total capital RWA, will differ due to the phase-in of the CVA capital charge. Since the introduction of Basel II in 2008, OSFI has prescribed a capital floor requirement for institutions that use the AIRB approach for credit risk. The capital floor is determined by comparing a capital requirement calculated by reference to the Basel II standardized approach against the Basel III calculation, as specified by OSFI. Any shortfall in the Basel III capital requirement is added to RWAs.

Securitization

The process of selling assets (normally financial assets such as loans, leases, trade receivables, credit card receivables or mortgages) to trusts or other SEs. An SE normally issues securities or other forms of interest to investors and/or the asset transferor, and the SE uses the proceeds of the issue of securities or other forms of interest to purchase the transferred assets. The SE will generally use the cash flows generated by the assets to meet the obligations under the securities or other interests issued by the SE, which may carry a number of different risk profiles.

Sovereign exposures

All direct credit risk exposures to governments, central banks and certain public sector entities, and exposures guaranteed by those entities.

Standardized approach for credit risk

Applied to exposures when there is not sufficient information to allow for the use of the AIRB approach for credit risk. Credit risk capital requirements are calculated based on a standardized set of risk weights as prescribed in the Basel Accord. The standardized risk weights are based on external credit assessments, where available, and other risk related factors, including export credit agencies, exposure asset class, collateral, etc.

Standardized approach for operational risk

Capital is based on prescribed percentages that vary by business activity and is applied to the three-year average gross income.

Strategic risk

The risk of ineffective or improper implementation of business strategies, including mergers and acquisitions. It includes the potential financial loss due to the failure of organic growth initiatives or failure to respond appropriately to changes in the business environment.

Stressed Value-at-Risk

A value-at-risk calculation using a one-year observation period related to significant losses for the given portfolio at a specified level of confidence and time horizon.

Structural foreign exchange risk

Structural foreign exchange risk primarily consists of the risk inherent in net investments in foreign operations due to changes in foreign exchange rates; and foreign currency denominated risk-weighted assets and foreign currency denominated capital deductions.

Structural interest rate risk

Structural interest rate risk primarily consists of the risk arising due to mismatches in assets and liabilities, which do not arise from trading and trading-related businesses.

Total loss absorbing capacity (TLAC)

The sum of Total Capital and bail-in-eligible liabilities that have residual maturity greater than or equal to one year.

Undrawn exposures

The amount of credit risk exposure resulting from loans that have not been advanced to a customer, but which a customer may be entitled to draw in the future.

Value-at-Risk (VaR)

Generally accepted risk measure that uses statistical models to estimate the distribution of possible returns on a given portfolio at a specified level of confidence and time horizon.

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Shareholder information

Fiscal Year

November 1st to October 31st

Key Dates

Reporting dates 2019

First quarter results – Thursday, February 28, 2019

Second quarter results – Wednesday, May 22, 2019

Third quarter results – Thursday, August 22, 2019

Fourth quarter results – Thursday, December 5, 2019

Annual Meeting of Shareholders 2019

CIBC’s Annual Meeting of Shareholders will be held on Thursday, April 4, 2019 at 9:30 a.m. (Eastern Daylight Time) in Montreal at the Centre Mont-Royal, Symposia Theatre, Main Floor, 1000 Sherbrooke St. W., Montreal, Quebec, Canada, H3A 0A6.

Common shares of CIBC (CM) are listed on the Toronto Stock Exchange and the New York Stock Exchange. Preferred shares are listed on the Toronto Stock Exchange.

Dividends

Quarterly dividends were paid on CIBC common and preferred shares in 2018:

Common shares

Ex-dividend date	Record date	Payment date	Dividends per share	Number of common shares on record date
Sep 27/18	Sep 28/18	Oct 29/18	$1.36	442,392,608
Jun 27/18	Jun 28/18	Jul 27/18	$1.33	443,272,873
Mar 27/18	Mar 28/18	Apr 27/18	$1.33	444,629,834
Dec 27/17	Dec 28/17	Jan 29/18	$1.30	442,056,838

Preferred shares

Stock	Series 39	Series 41	Series 43	Series 45	Series 47
Ticker symbol	CM.PR.O	CM.PR.P	CM.PR.Q	CM.PR.R	CM.PR.S
Quarterly dividend	$0.243750	$0.234375	$0.225000	$0.275000	0.281250

2019 dividend payment dates

(Subject to approval by the CIBC Board of Directors)

Record dates	Payment dates
December 28, 2018	January 28, 2019
March 28, 2019	April 29, 2019
June 28, 2019	July 29, 2019
September 27, 2019	October 28, 2019

Eligible dividends

CIBC designates any and all dividends paid or deemed for Canadian federal, provincial or territorial income tax purposes to be paid on or after January 1, 2006 to be “eligible dividends”, unless otherwise indicated in respect of dividends paid subsequent to this notification, and hereby notifies all recipients of such dividends of this designation.

Normal course issuer bid

CIBC is conducting a normal course issuer bid to purchase common shares for cancellation in the open market at market price until the earlier of: (i) CIBC purchasing 9 million common shares: (ii) CIBC providing a notice of termination, or (iii) June 3, 2019. A copy of the Notice of Intention to Make a Normal Course Issuer Bid that CIBC filed with the Toronto Stock Exchange may be obtained without charge by contacting the Corporate Secretary.

Regulatory capital

Information on CIBC’s regulatory capital instruments and regulatory capital position may be found at www.cibc.com; About CIBC; Investor Relations; Regulatory Capital Instruments.

Credit ratings

Credit rating information can be found on page 74 in this Annual Report.

Shareholder investment plan

All Canadian and U.S. resident registered holders of CIBC common shares and designated Class A preferred shares may participate in one or more of the following options and pay no brokerage commissions or service charges:

Dividend reinvestment option – Canadian residents may have dividends reinvested in additional CIBC common shares.

Share purchase option – Canadian residents may purchase up to $50,000 of additional CIBC common shares during the fiscal year.

Stock dividend option – U.S. residents may elect to receive stock dividends on CIBC common shares.

Further information is available through AST Trust Company (Canada) (formerly CST Trust Company) and on the CIBC website at www.cibc.com.

Transfer agent and registrar

For information relating to shareholdings, shareholder investment plan, dividends, direct dividend deposit, dividend reinvestment accounts and lost certificates, or to eliminate duplicate mailings of shareholder material, please contact:

AST Trust Company (Canada), P.O. Box 700, Postal Station B, Montreal, QC, H3B 3K3

416 682-3860 or 1 800 258-0499 (Canada and the U.S. only), Fax 1 888 249-6189, Email: inquiries@astfinancial.com, Website: www.astfinancial.com.

Common and preferred shares are transferable in Canada at the offices of our agent, AST Trust Company (Canada), in Toronto, Montreal, Calgary and Vancouver.

In the United States, common shares are transferable at:

Computershare Inc., By Mail: P.O. Box 43078 Providence, RI 02940-3078; By Overnight Delivery: 250 Royall Street, Canton, MA 02021, 1 800 589-9836, Website: www.computershare.com/investor.

192	CIBC 2018 ANNUAL REPORT

How to reach us:

CIBC Head Office Commerce Court, Toronto, Ontario, Canada M5L 1A2 Telephone number: 416 980-2211 SWIFT code: CIBCCATT Website: www.cibc.com	Investor Relations Call: 416 956-6996 Email: investorrelations@cibc.com	Corporate Secretary Call: 416 980-3096 Email: corporate.secretary@cibc.com	Office of the CIBC Ombudsman Toll-free across Canada: 1 800 308-6859 Toronto: 416 861-3313 Email: ombudsman@cibc.com

CIBC Telephone Banking Toll-free across Canada: 1 800 465-2422	Communications and Public Affairs Email: corpcommmailbox@cibc.com	Client Care Toll-free across Canada: 1 800 465-2255 Email: client.care@cibc.com

Where to find more information

CIBC Annual Report 2018

Additional print copies of the Annual Report will be available in March 2019 and may be obtained by calling 416 956-6996 or emailing investorrelations@cibc.com. The Annual Report is also available online at www.cibc.com/ca/investor-relations/annual-reports.html.

Des exemplaires supplémentaires du Rapport annuel seront disponibles en mars 2019 et peuvent être commandés au 416 956-6996 ou par courriel à relationsinvestisseurs@cibc.com. Le Rapport annuel est aussi disponible à l’adresse www.cibc.com/ca/investor-relations/annual-reports-fr.html.

CIBC Corporate Responsibility Report and Public Accountability Statement 2018

This report reviews our economic, environmental, social and governance activities over the past year and will be available in March 2019 at https://www.cibc.com/en/about-cibc/corporate-responsibility.html.

Management Proxy Circular 2019

The Management Proxy Circular contains information for shareholders about CIBC’s annual meeting, including information relating to the election of CIBC’s directors, appointment of auditors and shareholder proposals, as well as other matters. The 2019 Proxy Circular will be available in March 2019 at www.cibc.com/ca/about.html.

Corporate Governance

CIBC’s Statement of Corporate Governance Practices describes the governance framework that guides the Board and management in fulfilling their obligations to CIBC and our shareholders. This statement and other information on Corporate Governance at CIBC, including our CIBC Code of Conduct for all employees and CIBC Code of Ethics for Directors, can be found on our corporate website at www.cibc.com/ca/inside-cibc/governance/governance-practices.html.

Regulatory Filings

In Canada with the Canadian Securities Administrators at www.sedar.com.

In the United States with the U.S. Securities and Exchange Commission at www.sec.gov/edgar.shtml.

Incorporation

Canadian Imperial Bank of Commerce (CIBC) is a diversified financial institution governed by the Bank Act (Canada). CIBC was formed through the amalgamation of The Canadian Bank of Commerce and Imperial Bank of Canada in 1961.

The Canadian Bank of Commerce was originally incorporated as Bank of Canada by special act of the legislature of the Province of Canada in 1858. Subsequently, the name was changed to The Canadian Bank of Commerce and it opened for business under that name in 1867. Imperial Bank of Canada was incorporated in 1875 by special act of the Parliament of Canada and commenced operations in that year.

Trademarks

Trademarks used in this Annual Report which are owned by Canadian Imperial Bank of Commerce, or its subsidiaries in Canada and/or other countries include, “CIBC Agility”, “CIBC Bank USA Smart Account”, the CIBC logo, the CIBC Cube Design & “Banking that fits your life.”, “CIBC eDeposit”, “CIBC FirstCaribbean International Bank”, “CIBC Foreign Cash Online”, “CIBC Global Money Transfer”, “CIBC Investor’s Edge”, “CIBC Miracle Day”, “CIBC Mobile Banking”, “CIBC Personal Portfolio Services”, “CIBC Private Wealth Management”, “CIBC Smart”, “CIBC Team Next”, “Remi Beta Bot”, “Simplii Financial” and “Wood Gundy”. All other trademarks mentioned in this annual report which are not owned by Canadian Imperial Bank of Commerce or its subsidiaries, are the property of their respective owners.

CIBC 2018 ANNUAL REPORT	193

Board of Directors:

The Hon. John P. Manley, P.C., O.C. Chair of the Board CIBC Ottawa, Ontario, Canada Joined in 2005	Brent S. Belzberg (CGC, RMC) Senior Managing Partner TorQuest Partners Toronto, Ontario, Canada Joined in 2005	Nanci E. Caldwell (MRCC) Corporate Director Woodside, California, U.S.A. Joined in 2015	Michelle L. Collins (RMC) President Cambium LLC Chicago, Illinois, U.S.A. Joined in 2017

Patrick D. Daniel (CGC, MRCC) Past President and Chief Executive Officer Enbridge Inc. Calgary, Alberta, Canada Joined in 2009	Luc Desjardins (AC) President and Chief Executive Officer Superior Plus Corp. Toronto, Ontario, Canada Joined in 2009	Victor G. Dodig President and Chief Executive Officer CIBC Toronto, Ontario, Canada Joined in 2014	Linda S. Hasenfratz (MRCC – Chair) Chief Executive Officer Linamar Corporation Guelph, Ontario, Canada Joined in 2004

Kevin J. Kelly (AC) Corporate Director Toronto, Ontario, Canada Joined in 2013	Christine E. Larsen (AC) Executive Vice President and Chief Operations Officer First Data Corporation New York, New York, U.S.A. Joined in 2016	Nicholas D. Le Pan (AC) Corporate Director Ottawa, Ontario, Canada Joined in 2008	Jane L. Peverett (AC – Chair, CGC) Corporate Director West Vancouver, British Columbia, Canada Joined in 2009

Katharine B. Stevenson (CGC – Chair, MRCC) Corporate Director Toronto, Ontario, Canada Joined in 2011	Martine Turcotte (CGC, RMC) Vice Chair, Québec BCE Inc. and Bell Canada Verdun, Québec, Canada Joined in 2014	Ronald W. Tysoe (RMC) Corporate Director Cincinnati, Ohio, U.S.A. Joined in 2004	Barry L. Zubrow (RMC – Chair) President ITB LLC Far Hills, New Jersey, U.S.A. Joined in 2015

AC – Audit Committee

CGC – Corporate Governance Committee

MRCC – Management Resources and Compensation Committee

RMC – Risk Management Committee

194	CIBC 2018 ANNUAL REPORT

Sustainable Banking for a Modern World

We recognize that the long-term success and viability of our business is closely linked to the confidence and trust our clients and stakeholders have in our bank. Engaging with stakeholders on environmental, social and governance issues helps to shape our progress.

Our ESG Commitment

Contributing to a sustainable future to help our clients, teams and communities grow and prosper.

Client Focus	Responsible Banking

As we build a relationship-oriented bank for a modern world,	We recognize the importance of environmental
we continue to provide affordable, accessible banking	issues and the role we can play in sustainable development
when and where our clients want. We aim to build deep	through our lending, investing and sourcing practices.
and enduring client relationships by putting our clients	We aspire to be a leader in environmental performance.
at the centre of everything that we do.

Culture	Building Community
We have a strong and inclusive culture of doing	CIBC is a major contributor to the Canadian economy
what’s right for our clients and each other. Together we	and to the communities in which we live and work.
create an inclusive workplace full of opportunity,	We create economic value by helping our clients grow and
creativity and innovation.	prosper, as well as creating employment opportunities,
purchasing local goods and services, supporting small
businesses, and investing in social issues that are important.

Governance
We believe good corporate governance is the basis	CIBC’s 2018 Corporate Responsibility
for creating sustainable shareholder value.	Report and Public Accountability
We conduct our business with honesty and integrity.	Statement will be available in
We hold ourselves accountable for our actions and strive	March 2019 at www.cibc.com
to fulfill the commitments we have made
to each of our stakeholders.

2 0 1 8 A N N U A L R E P O R T All paper used in the production of the CIBC 2018 Annual Report is Forest Stewardship Council® (FSC®) certified.